82-5198

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (09[redacted]-07. E-mail: info@centertelecom.ru

ref.№ 08-15/325 date 05.12.2005 pages incl. cover ____

05013160

SEC MAIL PROCESSING SECTION RECEIVED DEC 07 2005 WASH. D.C. 213

SUPPL

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

Dear Sirs,

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. Notice of events that may significantly affect price of securities of the issuer;
2. Company news: results of financial and economic activities for 9 months of 2005 according to the Russian Accounting Standards (RAS);
3. Quarterly report of OJSC «CenterTelecom» for Q3 2005

Yours sincerely,

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

R. Amaryan
General Director
JSC CenterTelecom

82-5198

CENTERTELECOM

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***No publication in periodical printing is provided for this type of information***

2. Contents of the notice
«ACQUISITION BY THE JOINT-STOCK COMPANY OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; AND ABOUT CHANGES IN SUCH INTEREST IF IT BECOMES HIGHER OR LOWER THAN 5.20, 15, 20.25, 30, 50 AND 75 PER CENT»
2.1. Full corporate name, domicile of the commercial organization, which ordinary shares were purchased by the Joint-Stock Company – ***Closed Joint-Stock Company «ATS», 22-A Novotorzhskaya Street, Tver, 170000.***
2.2. The Company's interest in the charter capital of the organization before the change, and if such organization is a joint-stock company – the block of ordinary shares of this organization owned by the Company before the change:
2.2.1. The Company's interest in the charter capital of the organization before the change – ***0 (Zero)%;***
2.2.2. The block of the organization's ordinary shares owned by the Issuer before the change - ***0 (Zero)%.***
2.3. The Company's interest in the charter capital of the organization after the change, and if such organization is a joint-stock company, the block of ordinary shares of this organization owned by the Company after the change:
2.3.1. The Company's interest in the charter capital of the organization after the change – ***100 (one hundred)%;***
2.3.2. The block of the organization's ordinary shares owned by the Issuer after the change - ***100 (Cmo)%.***
2.4. The date on which the change of the Company's interest in the charter capital of the above named organization took effect – ***November 21, 2005.***

3. Signatures		
3.1. Acting General Director of OJSC «CenterTelecom» according to Order №141/к dated November 8, 2005	______ Seal	A.A. Lokotkov
3.2. Date: November 22, 2005		

Сообщение о сведениях,
которые могут оказать существенное влияние на стоимость ценных бумаг
акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	*для данного вида сообщений публикация в периодическом печатном издании не предусмотрена*

2.Содержание сообщения

«О ПРИОБРЕТЕНИИ АКЦИОНЕРНЫМ ОБЩЕСТВОМ ДОЛИ УЧАСТИЯ В УСТАВНОМ (СКЛАДОЧНОМ) КАПИТАЛЕ (ПАЕВОМ ФОНДЕ) ДРУГОЙ КОММЕРЧЕСКОЙ ОРГАНИЗАЦИИ, СОСТАВЛЯЮЩЕЙ НЕ МЕНЕЕ 5 ПРОЦЕНТОВ, ИЛИ ДОЛИ ОБЫКНОВЕННЫХ АКЦИЙ ДРУГОГО АКЦИОНЕРНОГО ОБЩЕСТВА, СОСТАВЛЯЮЩЕЙ НЕ МЕНЕЕ 5 ПРОЦЕНТОВ, А ТАКЖЕ ОБ ИЗМЕНЕНИИ ТАКОЙ ДОЛИ, ЕСЛИ ПРИ ЭТОМ ОНА СТАНОВИТСЯ ВЫШЕ ИЛИ НИЖЕ 5, 10, 15, 20, 25, 30, 50, И 75 ПРОЦЕНТОВ»

2.1. Полное фирменное наименование, место нахождения коммерческой организации, обыкновенные акции которого приобретены акционерным обществом – ***Закрытое акционерное общество «АТС», 170000, г. Тверь, ул. Новоторжская, 22-А.***

2.2. Доля участия акционерного общества в уставном капитале указанной организации до изменения, а в случае, когда такой организацией является акционерное общество - также доля принадлежавших ему обыкновенных акций такого акционерного общества до изменения:

2.2.1. Доля участия акционерного общества в уставном капитале указанной организации до изменения – ***0 (Ноль)%;***

2.2.2. Доля принадлежавших акционерному обществу обыкновенных акций указанной организации до изменения - ***0 (Ноль)%.***

2.3. Доля участия акционерного общества в уставном капитале указанной организации после изменения, а в случае, когда такой организацией является акционерное общество, также доля принадлежащих ему обыкновенных акций такого акционерного общества после изменения:

2.3.1. Доля участия акционерного общества в уставном капитале указанной организации после изменения – ***100 (Сто)%;***

2.3.2. Доля принадлежащих акционерному обществу обыкновенных акций указанной организации после изменения - ***100 (Сто)%.***

2.4. Дата, с которой изменилась доля участия акционерного общества в уставном капитале указанной организации – ***21.11.2005.***

3. Подписи

3.1. И.о. Генерального директора ОАО «ЦентрТелеком» в соответствии с Приказом от 08.11.2005 №141/к — А.А. Локотков

М.П.

3.2. Дата «22» ноября 2005г.

82-5198

CENTERTELECOM

CENTERTELECOM 3RD QUARTER RAS RESULTS 2005

Moscow, October 31, 2005: CenterTelecom (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; OTC: CRMUY) today announced its third quarter results for 2005, according to Russian Accounting Standards (RAS).

Highlights:

- Revenues increased 11.2% to 20,007 million roubles compared with the same period in 2004.
- Domestic long-distance and international traffic flat, domestic long-distance traffic marginally up by 0.2% and international traffic decreased by 4.3%.
- EBITDA increased 52.2%.
- EBITDA margin: 34.6%, pre-tax profit margin: 6.7%.
- Sales profit up by 26.2%.
- Net profit amounted to 548.1 million roubles (3Q 2004: 8.96 million roubles).

Commenting on the outturn, Ruben Amaryan, General Director of OJSC «CenterTelecom» said: «There is the Program of actions intended for increase of overall performance of the Company. Realization of Program is reflected in the parameters of the company shown in company results for 9 months. We improve the control over charges, we cut down expenses in unprofitable sectors, we optimize number of the personnel».

Financial summary, (million roubles)

Description	9 months 2005	9 months 2004	change, %
Revenues	20 007	17 987	11.23%
Operating costs	15 500	14 417	7.51%
Depreciation	2 504	1 867	34.11%
EBITDA	5 358	3 522	52.15%
EBITDA margin	34.57%	24.43%	
Sales profit	4 507	3 570	26.24%
Sales profit margin	29.08%	24.76%	
Pre-tax profit	1 041	334	311.25%
Pre-tax profit margin	6.72%	2.32%	
Net profit	548	9	6115.28
Net profit margin	3.54%	0.06%	

Revenues

CenterTelecom's revenues for the first nine months of 2005 were 20,007 million roubles, an 11.2% increase year-on-year. Domestic long-distance and international traffic was flat and amounted to 2,219 million minutes. Earnings from domestic long-distance and international communication services provision decreased by 4.8% to 6,842 million roubles. The decrease in earnings from domestic long-distance and international traffic was due to the reduction in tariffs for domestic long-distance as well as the decrease of international traffic, by 0.1%.

result, revenues from local communication services grew to 46.2% of CenterTelecom's total revenues.

Revenues from new value added services increased by 46.5%, while the growth of revenues from internet services amounted to 55.8%. Revenues from telecom operators increased by 9.4%.

Revenues, (millions roubles)

Description	9 months 2005	9months 2004	2005/2004
Domestic long-distance and international telephone communications	6 842	7 186	**95.21%**
Urban and rural telephone communications	9 252	7 334	**126.14%**
Radio communication, radio broadcasting, TV, satellite communication	39	28	**138.76%**
Wireline broadcasting	492	472	**104.10%**
Wireless radio communication	194	242	**79.90%**
Documentary electric communication	219	219	**100.15%**
Revenues from new services of electric communication	908	620	**146.49%**
Revenues from telecom operators	1 752	1 601	**109.43%**
Other communication services (core activities)	22	23	**92.70%**
Revenues from other operations (non-core activities)	287	260	**110.23%**
TOTAL	20 007	17 987	**111.23%**

Costs

The Company's costs for the first nine months of 2005 increased by 7.5% to 15,500 million roubles. The rise in costs was mainly due to an increase in depreciation costs of 34.1% to 2,504 million roubles as a result of introducing new equipment under the Company's investment program. At the same time, the decrease of the social insurance allocations rate from 35.6% to 26% (which became effective from January 1, 2005) helped constrain costs growth. Year-on-year, social insurance allocations decreased by 18% to 1,264 million roubles.

Costs, (millions roubles)

Costs fractions	9 months 2005	9 months 2004	2005/2004
Payroll costs	4 984	4 628	**107.69%**
Social insurance allocations	1 264	1 542	**81.97%**
Depreciation of fixed assets	2 504	1 867	**134.11%**
Tangible costs	869	955	**90.96%**
Electric power	308	265	**116.40%**
Expenditures on telecom operators services (the companies of the Group exclusive)	332	337	**98.49%**
Expenditures on the services of telecom operators, which are in the Group	84	47	**178.43%**
Expenditures on Rostelecom services	2 333	2 334	**99.96%**
Third-party services	1 394	1 168	**119.33%**
Taxes and dues, which are included in the ordinary activities costs	66	56	**116.94%**
Other costs	1 362	1 217	**111.87%**

Profit
Sales profit increased 26.2% to 4,507 million roubles. EBITDA rose 52.2% to 5,358 million roubles and EBITDA margin grew from 4.43% (Q3 2004) to 34.57% for the same period in 2005. EBITDA margin growth stemmed from depreciation charges and interest payment increase against the background of a tight focus on costs. Net profit was 548 million roubles compared to 8.96 million roubles for the same period of 2004.

For CenterTelecom's Profit and Loss Account and Balance Sheet for H1 2005, please visit www.centertelecom.ru, section «Financial statements».

For further information, please contact:
Director of Securities and Corporate Management Department
Elena Romskaya
+7 (095) 793-2319
esidorovich@centertelecom.ru

Head of Investors Relations Division
Andrei Kalinchenko
+7 (095) 793-2340
kalin@centertelecom.ru

Director of Information Policy Department
Yana Lavrentyeva
+7 (095) 793-24-86
e-mail: pr@centertelecom.ru
www.centertelecom.ru

***

CenterTelecom is the leading fixed-line telecommunications operator in the Central Federal District of Russia, providing the whole range of communication services to more than 20% of the Russian population, including telephony, Internet, IP-telephony, data transmission and on-air radio broadcasting and cable TV. The Company's shares are traded at RTS (ESMO, ESMOP) and MICEX (CTLK, CTLKP). The Company also established a Level 1 American Depositary Receipts program for ordinary shares (CRMUY).

82 - 5798

QUARTERLY REPORT

Open Joint-Stock Central Telecommunication Company

Code of the Issuer: 00194-A

for the III quarter of 2005

Domicile: 23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Mailing address: 6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia
The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities.

General Director of OJSC CenterTelecom ________________ R.A. Amaryan
Date: November 14, 2005

Acting Chief Accountant of OJSC CenterTelecom ________________ R.P. Konstantinova
Date: November 14, 2005 Seal

Contact person: ***Ms. Natalia Sudareva, Deputy Director, Department of Securities and Corporate Management***
Tel.: *(+7 095) 209-38-49*
Fax: *(+7 095) 793-24-38*
e-mail: ocb@centertelecom.ru
The information disclosed in this quarterly report is posted at: www.centertelecom.ru

TABLE OF CONTENTS

Introduction.

Full registered name of the Issuer.

Открытое Акционерное Общество "Центральная телекоммуникационная компания" (in Russian); Joint-Stock Central Telecommunication Company.

The abbreviated name of the Issuer:
ОАО "ЦентрТелеком" (in Russian);
JSC CenterTelecom.

Domicile, mailing address and contact data of the Issuer:
23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Mailing address:
6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia
Tel.: ***(+7 095) 209-3434*** Fax: ***(+7 095) 209-3007***

e-mail: info@centertelecom.ru
Website where the full text of the Issuer's quarterly report is posted: www.centertelecom.ru

Overview of the outstanding (placed) securities:

Shares issued by the Issuer.
Type of the securities: ***ordinary registered book-entry shares****
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR3.00***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***1 578 006 833 (one billion five hundred seventy eight million six thousand eight hundred and thirty three) shares***

Type of the securities: ***preference registered book-entry Class A shares****
Type: ***preference Class A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR3.00***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***525 992 822 (five hundred twenty five million nine hundred ninety two thousand eight hundred and twenty two) shares***

Overview of the bonds issued by the Issuer.

Category of securities: ***bonds***
Series: ***1-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***11 397***

Category of securities: ***bonds***

Series: ***2-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***260***

Category of securities: ***bonds***
Series: ***3-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***5 396***

Category of securities: ***bonds***
Series: ***4-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***70***

Category of securities: ***bonds***
Series: ***5-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 3 600***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***498***

Category of securities: ***bonds***
Series: ***6-K***
Type: ***interest-bearing***
Form of the securities: ***registered documented bonds***
Nominal value of one bond of the issue: ***RUR 1 500***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***

Category of securities: ***bonds***
Series: ***7-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***

Category of securities: ***bonds***
Series: ***8-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***

Category of securities: ***bonds***
Series: ***9-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***50***

Category of securities: ***bonds***
Series: ***10-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***200***

Category of securities: ***bonds***
Series: ***11-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***

Category of securities: ***bonds***
Series: ***2-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 50***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***212 701***

Category of securities: ***bonds***
Series: ***3-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 6 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***349***

Category of securities: ***bonds***
Series: ***4-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 4 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68***

Category of the securities: ***registered interest-bearing non-convertible series 03 bearer bonds***
Series: ***03***
Type: ***interest-bearing***
Form of the securities: ***documentary bearer bonds***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***2 000 000***

Category of the securities: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian***
Series: ***04***
Class: ***interest-bearing***
Full name of the securities of the issue: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian***
quantity of securities to be placed: ***7 000 000 (seven million) bonds.***
Quantity of the actually placed securities: ***5 622 595 (five million six hundred twenty two thousand five hundred and ninety five) bonds***
nominal value (if a nominal value is required by the Russian law): ***RUR 1 000 (one thousand roubles)***

Other information: no such information.

This quarterly report contains estimates and forecasts of the authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report

1.1. Members of the governing bodies of the Issuer

The Board of Directors of the Issuer.

The Board Chairman: ***Mr. Valery N. Yashin, born in 1941***

Members of the Board of Directors:

Mr. Ivan N. Mazalov, born in 1972
Mr. Ruben A. Amaryan, born in 1949
Mr. Valery V. Degtyarev, born in 1957
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Sergei I. Kuznetsov, born in 1953
Mr. Alexander P. Gribov, born in 1972
Mr. Andrei V. Beskorovayny, born in 1958
Mr. Dmitry A. Milovantsev, born in 1971
Mr. Alexander N. Kiselyev born in 1962
Mr. Grigory M. Finger, born in 1966

The sole person executive body of the Issuer – the General Director
Mr. Ruben Andronikovich Amaryan, born in 1949

Collective executive body – the Management Board of the Issuer.

Mr. Ruben A. Amaryan, born in 1949 – the Chairman of the Management Board
Ms. Ella M. Zhuravleva, born in 1961
Ms. Elena V. Zabuzova, born in 1950
Ms. Raisa P. Konstantinova, born in 1954
Mr. Aleksey A. Lokotkov, born in 1950
Mr. Nikolay V. Mezhuev, born in 1962
Mr. Maksim A. Pegasov, born in 1966
Mr. Sergey V. Pridantsev, born in 1967
Mr. Victor D. Savchenko, born in 1960
Ms. Tatyana N. Sotskova, born in 1958
Mr. Valery P. Sychev, born in 1947

1.2. Information on bank accounts of the issuer.

List of OJSC CenterTelecom bank accounts as of September 30, 2005

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Settlement account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account of the bank branch	Account type (income/budgetary)
OJSC «CenterTelecom»/ General Directorate	Closed Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	subsidiary of ZAO CB GUTA-BANK - GUTA MGTS	14/7 Sukharevskaya Square, Moscow, 107045, Russia	7710353606	40702810400010017541	044583153	30101810200000000153	settlement
OJSC «CenterTelecom»/ General Directorate	Joint-Stock Commercial Bank Promsvyaz bank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810000120612326	044583119	30101810600000000119	settlement
OJSC «CenterTelecom»/ General Directorate	Joint-Stock Commercial Bank Moscow Business World (Moskovsky Delovoy Mir - Open Joint-Stock Company)	ACB MDM-Bank (OAO)	33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia	ACB MDM-Bank	33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia	7706074960	40702810100010026721	044525466	30101810900000000466	settlement

OJSC «CenterTelecom»/ General Directorate	Joint-Stock Commercial Bank ROSBANK (Open JSC)	ACB Rosbank (OAO)	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	Additional office Volokolamskoe, ACB Rosbank	1 Volokolamskoe Shosse, Moscow, 125080, Russia	7730060164	40702810830020011606	044525256	30101810000000000256	settlement
OJSC «CenterTelecom»/ General Directorate	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020100852	044525225	30101810400000000225	settlement
OJSC «CenterTelecom»/ General Directorate	Open Joint-Stock Company Vneshtorgbank	Open JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Open JSC Vneshtorgbank	5 Marxistskaya Street, Moscow, 109147, Russia	7702070139	40702810000090220287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom»/ General Directorate	Open Joint-Stock Company ALFA-BANK	OAO ALFA-BANK	27 Kalanchevskaya Street, Moscow, 107078, Russia	OAO ALFA-BANK	12 Krasnaya Presnya Street, building 1, Moscow, 123242, Russia	7728168971	40702810201400000637	044525593	30101810200000000593	settlement
OJSC «CenterTelecom»/General Directorate	"Bank of Moscow" (Open Joint-Stock Company)	OJSC "Bank of Moscow"	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	«Nikolskoye» branch of OJSC « Bank of Moscow»	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	7702000406	40702810200510000613	044525219	30101810500000000219	settlement
Belgorodski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Belgorod subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810800000013101	044583119	30101810600000000119	settlement
Belgorodski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Belgorod subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810100120612336	044583119	30101810600000000119	settlement

Bryanski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Bryanski subsidiary of ACB Promsvyazbank	2 Staliliteynaya Street, Bryansk, 241038, Russia	7744000912	40702810320000388801	041501777	30101810800000000777	settlement
Bryanski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Bryanski subsidiary of ACB Promsvyazbank	2 Staliliteynaya Street, Bryansk, 241038, Russia	7744000912	40702810620000388802	041501777	30101810800000000777	settlement
Vladimirski subsidiary of OJSC CenterTelecom	Open JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810800261001682	041708716	30101810200000000716	settlement
Vladimirski subsidiary of OJSC CenterTelecom	Open JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810100262001682	041708716	30101810200000000716	settlement
Voronezhski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Voronezh subsidiary of ACB Promsvyazbank	78 20let Oktyabrya Street, Voronezh, 394006, Russia	7744000912	40702810200010000319	042007882	30101810700000000882	settlement
Voronezhski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Additional branch «Central» of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810800120612335	044583119	30101810600000000119	settlement
Kaluzhski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810322240104184	042908612	30101810100000000612	settlement

Kaluzhski subsidiary of OJSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Open JSC)	ACB Gasenergobank OAO (Kaluga)	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810500000000687	042908701	30101810600000000701	settlement
Kurski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810133020103140	043807606	30101810300000000606	settlement
Kurski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810040020101027	04525225	30101810400000000225	settlement
Lipetski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	3 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810435000102700	044206604	30101810800000000604	settlement
Lipetski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	3 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810535000102710	044206604	30101810800000000604	settlement
Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810700120612338	044583119	30101810600000000119	settlement
Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810400120612337	044583119	30101810600000000119	settlement

Moscow subsidiary of OJSC CenterTele com	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810400120612375	044583119	30101810600000000119	settlement
Orlovski Subsidiary of OJSC CenterTele com	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810047000110794	045402601	30101810300000000601	settlement
Orlovski Subsidiary of OJSC CenterTele com	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810347000110795	045402601	30101810300000000601	settlement
Ryazanski subsidiary of OJSC CenterTele com	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810353000161505	046126614	30101810500000000614	settlement
Ryazanski subsidiary of OJSC CenterTele com	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810653000161506	046126614	30101810500000000614	settlement
Smolenski subsidiary of OJSC CenterTele com	Inter-regional commercial bank for development of telecommunicat ions and information (Open JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810100291000196	046614737	30101810400000000737	settlement
Smolenski subsidiary of OJSC CenterTele com	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Smolensk subsidiary of ACB Promsvyazban k	7a Przhevalskogo Street, Smolensk, 214000, Russia	7744000912	40702810720000894302	046614720	30101810200000000720	settlement

Tambovski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #8594 of AC Saving Bank of the RF (OJSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810061000103297	046850649	30101810800000000649	settlement
Tambovski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020101026	044525225	30101810400000000225	settlement
Tverskoy subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810040020101111	044525225	30101810400000000225	settlement
Tverskoy subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810340020101112	044525225	30101810400000000225	settlement
Tulski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612334	044583119	30101810600000000119	settlement
Tulski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612301	044583119	30101810600000000119	settlement

Verkhnevolzhsky subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 2, 3, 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810610000212901	047888707	30101810800000000707	settlement
Verkhnevolzhsky subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 2, 3, 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810910000212902	047888707	30101810800000000707	settlement

1.3. Auditor of the Company.

1. Full corporate name of the auditor: ***Limited Liability Company Ernst&Young***
Abbreviated name: ***Ernst&Young Ernst&Young***
Location: ***77 Sadovnicheskaya nab., building 1, Moscow, 115035, Russia***
INN: *7709383532*
Mailing address: ***77 Sadovnicheskaya nab., building 1, Moscow, 115035, Russia***
Telephone: *7 (095) 755 9700* Fax: *7 (095) 755 9701*
e-mail: ***vadim.balashov@ru.eyi.com***
The auditor license:
License No: ***E002138***
Date of issue: **September** ***30, 2002***
Valid till: ***September 30, 2007***
License issuing body: ***Ministry of Finance of the Russian Federation***

The annual general meeting of shareholders (held on June 30, 2005) approved Ernst&Young LLC as the auditor for 2005.

Factors, which may affect the auditor's independence from the issuer, including the information about the significant interests connecting auditor (officers of the auditor) with the issuer (officers of the issuer):

The auditor (officers of the auditor) has no interest in the charter (contributed) capital (unit fund) of the issuer: ***no such interest.***

provision of loans to the auditor (officers of the auditor) by the issuer: ***no loans were granted.***

close business relations (participation in promotion of the issuer's products/services, joint business activities in partnership, etc.), and family relations between the auditor and the issuer: ***no such relations.***

information about the issuer's officers who are at the same time the officers of the auditor (or auditor): ***there are no such persons.***

Selection of the auditor:

tender procedure related to the auditor selection and its main terms and conditions: ***no tender procedures.***

the procedure of auditor recommendation for adoption by the shareholders (participants) meeting, including governing body which makes the decision:

The auditor is elected by a general meeting of shareholders of the Company. A shareholder (shareholders) owing on aggregate at least 2 per cent of voting shares of the Company is entitled to put issues on agenda of an annual general meeting of shareholders and propose nominees for governing and control bodies of the Company.

Information about the activities conducted by the auditor in the framework of special auditor assignments: **no such activities were conducted.**

The procedure of the auditor's compensation package determination: ***Terms and conditions of a contract entered into with the auditor, including compensation package for its services, shall be approved by the Board of Directors of the Company.***

Information about the deferred and overdue payments for the services provided by the auditor: ***there are no deferred and overdue payments for provided services***

There are no significant interests linking the auditor (officers of the auditor) and the issuer (officers of the issuer).

1.4. Appraiser of the Issuer.

No appraiser was engaged by the Company for determination of the market price of securities being placed and already placed, outstanding (obligations under which are not performed):

No appraiser was engaged by the Company for determination of the market price of property pledged as a security for placed bonds of the issuer secured by surety, or for placed bonds of the issuer secured by a pledge obligations under which are not performed;
No appraiser was engaged by the Company for determination of the market price of fixed assets or immovable property of the issuer for which the issuer carried out revaluation reflected in other sections of the quarterly report and no revaluation was conducted;
No appraiser was engaged by the Company for provision of other services related to issuing securities, information on which is provided in the quarterly report and no other services were provided.

Information about the appraiser of the issuer, which is a joint-stock investment fund: ***the issuer isn't a joint-stock investment fund.***

1.5. Consultants of the issuer.

Full corporate name: ***Open Joint-Stock Company Federal Stock Corporation***
Abbreviated name: ***JSC FSC***
Address: ***25 Ostozhenka Street, Moscow, 119034, Russia***
Contact telephone number: ***(+7 095)737-86-30, (+7 095)737-86-31***
Fax: ***(+7 095) 737-86-32***
e-mail: ***fsc@fscorp.ru***

License number and date of issue of a professional securities market participant; the authorities which issued the license:

License of a professional participant in the securities market to carry out broker activities:
License No: ***№ 077-06174-100000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

License of a professional participant in the securities market to carry out dealer activities:
License No: ***№ 077-06178-010000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Services to be rendered by the consultancy: monitoring of disclosure by JSC CenterTelecom of the information in the following forms: notices of material facts, quarterly reports. Monitoring of information disclosure consists of verifying the timeliness of the information disclosure, completeness and compliance with the procedure of the disclosed information with provisions of effective regulations and applicable law of the Russian Federation, including regulations issued by the FCSM of Russia.

Internet page address to be used by the financial consultant for disclosure of information about the issuer: ***www.fscorp.ru***

1.6. Information on other persons who signed the quarterly report

No such other persons.

II. Basic information on the financial and economic position of the issuer.

2.1. Financial and business performance of the Issuer.

Indexes characterizing the issuer's financial position:

Index	9 months of 2004	9 months of 2005
Issuer's net asset value, thous. rubles.	15203478	16015260
Raised funds/capital and reserves ratio, %	178.83	186.0
Short-term liabilities sum/capital and reserves ratio, %	87.55	92.68
Cover of debt servicing payments, %	31.65	40.02
Outstanding debt level, %	2.00	2.04
Accounts receivable turn-round, times	4.51	6.89
Dividend share in profits, %	year-on-year	year-on-year
Labor efficiency, ruble per man	261 768	307 356
Depreciation in relation to volume of proceeds, %	10.38	12.5

The above stated indexes were estimated using the methods recommended by the Decree of Federal Service for Financial Markets of Russia dated 16.03.2005, No.05-5/pz-n

The indexes were estimated as of the date of the end of the accounting quarter (using the accumulated data).

The issuer's net assets for 9 months of the current year, in comparison with the similar period of the previous year, increased by 5.3 % so as to exceed the authorized capital (2.5 times). Difference between the net assets and the authorized capital constitutes the financial stability measure.

During 9 months of 2005 the index «Raised funds/capital and reserves ratio» increased; besides, its growth was influenced by the increase in the share of short-term loans, as well as by transfer of the long-term debt under received loans into short-term indebtedness in compliance with the current Russian Accounting Standards «Account of credits and credit servicing expenditures» RAS 15/01 (ratified by the Decree of the Ministry of Finance of the Russian Federation dated August 2, 2001 No. 60n) and Accounting Policy Regulations of OJSC *CenterTelecom* for 2005.

2.2. Market capitalization of the issuer.

Market capitalization of the issuer for the last 5 completed accounting years:

Assessment month	**Capitalization, USD**
December 2000	101,354,959
December 2001	16,226,717
December 2002	153,428,191
December 2003	690,638,646
December 2004	567,423,035
March 2005	801,987,594
June 2005	720,430,934
September 2005	779,101,418

The issuer's securities were listed and are allowed for circulation on «MICEX Stock Exchange» CJSC (CTLK, CTLKP), on the Classic Market of «RTS Stock Exchange» JSC (ESMO, ESMOP), the T+O Market of «RTS Stock Exchange» JSC (ESMOG, ESMOPG).

American Depositary Receipt (ADR) may be traded for equity shares on:

-OTC USA (CRMUY);

-Frankfurt Stock Exchange (CRMUy.F);

-Berlin Stock Exchange (CRMUy.BE)

Description of methods of the issuer's market capitalization evaluation:

Securities capitalization was estimated using the data provided at the official «RTS Stock Exchange» Website.

The data was calculated on the basis of the two-way deals made during the trading session.

The Market capitalization shall be calculated as the product of the number of the relevant shares by the weighted average price of one share of such category, calculated on the basis of 10 largest transactions made via the organizer of trade on the securities market within the last month of the accounting period (or within 3 months preceding the end of each accounting period (pursuant to Resolution of Federal commission for the Securities Market of Russia dated 24.12.2003 No.03-52/ps).

Since June 2005 the market capitalization shall be estimated as the product of the number of relevant shares by the weighted average price of one share of such category, calculated on the basis of 10 largest transactions made via the organizer of trade on the securities market within the month preceding the last month, of the accounting period (pursuant to Decree of Federal commission for the Securities Market of Russia dated March 16, 2005 No.05-5/pz-n).

Capitalization of the issuer for 2001 shall be estimated as the product of the preferred shares number by the weighted average price of one share (with 3 ordinary share transactions within three months)

2.3. Obligations of the issuer.

2.3.1. Accounts payable.

Accounts payable	Maturity	
	Up to one year	More than one year
Trade payable, roubles	2 933 533 545	2 407 284 657
including overdue one, roubles	72 245 221	X
Accounts payable to the staff of the organization, roubles	233 816 683	
including overdue ones, roubles	0	X
Accounts payable to the budget and state-owned extrabudgetary funds, roubles	683 293 200	36 547 734
including overdue ones, roubles	0	X
Credits, roubles	4 007 209 359	5 585 580 355
including overdue ones, roubles	368 866 329	X
Loans, total, roubles	4 525 752 387	5 744 930 804
including overdue ones, roubles	7 000	X

including bond loans, roubles	2 109 564 265	5 642 857 946
including overdue bond loans, roubles	0	X
Other accounts payable, roubles	1 504 782 245	709 107 409
including overdue ones, roubles	146 493 857	X
TOTAL, roubles	**13 888 387 419**	**14 483 450 959**
including total overdue accounts payable, roubles	**587 612 407**	**X**

*(the data is provided with regard to line 630 p.1 «Income indebtedness to participants (founders)»).

The total accounts payable and the total overdue accounts payable of the issuer:

Accounts payable	**As of 30.09.2005**
Gross accounts payable, total, ruble	28 371 838 378
Including overdue accounts payable, ruble	587 612 407

*(the data is provided with regard to line 630 p.1 «Income indebtedness to participants (founders)»).

The main part of the overdue indebtedness is a debt to «Vnesheconombank». At present time the Ministry of Finance of the Russian Federation is developing a project of debt restructuring, JSC "Svyazinvest" directly curates the issue of restructuring.

The accounts payable to «RTC -Leasing» OJSC for 9 months of 2005 makes 3,349,177 thous. rubles, that accounts for 10% of the total accounts payable (2,837,184 thous. rubles):

the creditor's full business name: ***Open Joint-Stock Company «RTC -Leasing».***

the contracted business name: ***«RTC -Leasing» OJSC***

location: ***Russian Federation, 103091, Moscow, Delegatskaya ul., 5***

de facto address: ***Russian Federation, 129110, Moscow, Shepkina ul., 42, build. 2a***

the accounts payable (as of 30.09. 2005): 3,702,032 ***thous. rubles***

the overdue accounts payable: ***there is no overdue accounts payable.***

The specified creditor is not an affiliated person of the Issuer.

2.3.2. The credit history of the issuer.

Credit and loan agreements with the principal debt of 5 and more percent of the book value of the assets as of 30.09.05, as well as for the last 5 completed accounting years, are absent.

The book value of the assets as of 30.09.05 amounts to 44,387,299 thous. rubles. Five percent of the book value of the assets thus constitutes 2,219,365 thous. rubles.

Credit and loan agreements with the principal debt of 5 and more percent of the book value of the assets during the last 5 completed accounting years were absent.

2.3.3. The issuer's liabilities arising from the security provided to third parties.

The total liabilities arising from the security provided and total liabilities of the third parties, on the basis of which the Company provided the security, including in the form of collateral or surety.

including:

the value of collateral (of the issuer's liability) as of 30.09.05, thous. rubles – 9,562,422

the surety of the liabilities issued to the third parties as of 30.09.05, thous. rubles – 3,010,203

The issuer's liabilities to provide security to the third parties (including in the form of collateral or surety), accounting for not less than 5% of the book value of the assets (5% of the book value of the assets amounts to 2,219,365 thous. rubles) for 9 months of 2005 are absent, as the above-stated sums include different liabilities, each of them constitutes less than 5%.

2.3.4. Other liabilities of the issuer.

The issuer does not have any other liabilities.

2.4. The Objectives of Securities Issues and Channeling the Proceeds from Placement of Issued Securities.

A bonded loan of OJSC *CenterTelecom*, series 03, amounting to 2000 million rubles was placed in September 2003. The funds obtained due to placement of such bonded loan were committed to cancel short-term bridge-credits and pay interest thereupon to MDM Bank and IC «Troika Dialog», which are the organizers of bond placement, in the amount of 800 million rubles, to carry out the activities of OJSC *CenterTelecom* in the amount of 128 million rubles, to pay VAT for September in the amount of 193 million rubles, to pay for the «Rosgosstrakh» services of centralized insurance of the Society's telecommunications equipment in the amount of 47 million rubles, to pay for the «Rostelecom» services under contract No 2100/9755 in the amount of 51 million rubles, to pay for the contractual services of «Open Technologies» CJSC in the amount of 111 million rubles. Redemption of a loan, series 01, and coupon payment thereof required 650 million rubles. (The bonds of series 01 were paid off in November 2003)

A bonded loan of OJSC *CenterTelecom* JSC, series 04, was placed in August 2004. The Company committed the funds obtained due to the bond placement, in the amount of 5,622 billion rubles, to finance investment activities.

BRIEF DESCRIPTION OF THE LARGEST INVESTMENT PROJECTS OF 2004

The preferred investment directions are the projects aimed to provide the subscribers with advanced telecommunication services.

By the communications development lines:

- **Cable television.**

It is planned to build a broadband hybrid (fiberglass) cable TV network in Kostroma. The network will enable relay of 12 TV channels, radio relaying and data communications (Internet). The number of subscribes is expected to reach 60-70 thousands.

- **Multi-service networks (data communications networks, Internet access, corporate networks)**

  The networks are planned to be built on the basis of the Cisco equipment with introduction of trunk network technologies ATM Gigabit Ethernet, Frame Relai., MPLS in the branch offices of Lipetsk, Tambov, Moscow and Voronezh. At the same time, it is planned to organize videoconferencing for corporate and commercial servicing (provider tendering), as well as to organize the data communications network of OJSC *CenterTelecom*, using the RTComm.RU opportunities.

- **Call-centers**

It is planned to set up the «Protey» operator centres manufactured by LONIIS, which would provide consulting services and information, using a call distribution system.

- **Intelligent networks**

  The network is planned to be built on the basis of the equipment of APC «STK-Dialog» in the branch offices of Tver and Voronezh.

- **IP telephony networks**

  The network is planned to be built on the basis of the Cisco equipment in the branch offices of Voronezh, Tver

and Tambov and the «Svetets» equipment in the branch office of Orlov.

The tentative forecast anticipates steady cash inflow from day-to-day operations within the period of the issuer's securities circulation, i.e. in 2005 – 2009, aimed to pay off the expenses (including coupon payments and redemption of the issuer's bonds of the 3d and the 4th issues..

Funds flow forecast including day-to-day, investment and financial operations:

Funds flow forecast (thous. rubles)	2005	2006	2007	2008	2009
Cash inflow, including bonded loan	47401160	56519624	65 250 837	70 640 313	85644506
Expenses, including coupon payment and bond redemption	47481401	56394224	65 328 191	70 707 599	85689428
Payback	0,9983	1,0022	0,9988	0,9990	0,9995

2.5. Risks Related to Purchases of Outstanding (To Be Placed) Securities.

2.5.1. Industry risks.

Running processes of integration of alternative telecommunication companies into large international holdings.

Changes in legislation. In connection with alterations of the normative legal documents in the communications sphere, since 01.01.06 OJSC *CenterTelecom* will function as the operator of the area exchange network and join the MLD and ILD operators – OJSC *Rostelecom* and others, providing they have the corresponding license. The proceeds of OJSC *CenterTelecom* will be the payments of OJSC *Rostelecom* and other long-distance operators for zone initiation and termination of MLD and ILD calls, as well as the agent's commission settlement of accounts with customers and billing thereof, accounts receivable work, claim consideration, etc. Therefore, changes to the legislative basis of the «Communications» sphere leads to changes in technical, organizational and economical models of interoperator relationship and business processes of rendering communication services to the subscribes.

OJSC *CenterTelecom* takes into account the possible negative consequences of the mentioned risks and makes efforts to overcome such consequences.

OJSC *CenterTelecom* implements the marketing strategy, the main target of which is to keep the market share, to increase the yield of the unregulated communication services, as well as to improve the company competitiveness on the communications market.

Risks related to the change in prices of the state-regulated communication services may bring short-term lessening of demand for such services and aggravation of competition. In such circumstances OJSC *CenterTelecom* will actively promote the services rendered as per unregulated tariffs, thus preventing dramatic loss of income.

Aggravation of the situation in the industry and of the Issuer's market position may be caused by the following economic factors:

- General reduction of production output and slowing down of the economy;
- Excess of the ruble devaluation rate over the rate of tariff increase, leading to considerable growth of foreign exchange losses and appreciation of exchange debt servicing;
- Economic risks typical of the Russian Federation in general, including the level of macroeconomic instability in the country, the possibility of changes to legislation, which may lead to reduction of the Issuer's profit, or to tightening of the securities taxation scheme.

In case of adverse development, the Issuer plans to:

- use competitive advantages:

extensive network infrastructure;

high quality of service, despite the client base expansion.

- optimize the operating costs structure;
- revise the investment programme of the company;
- update the pricing and marketing policies of the company;
- modify the structure of the services rendered for the purpose of profit maximization.

OJSC *CenterTelecom* manages the risks related to the operation of the company. On the whole, the influence of the industry risks on the Issuer's activities and performance of the securities liabilities may be considered as the minimal. The company has its unified network infrastructure on the territory of Central Federal District that enables the company to render a wide range of services on the telecommunications market, preserve its competitiveness and increase the services profitability.

2.5.2. Sovereign and Regional Risks

Risks related to political and economic situation in the country (countries) and region, in which the issuer is registered as a tax-payer and/or performs the principal activity, providing that the issuer's principal activity in such a country (region) brings 10 or more percent of proceeds for the last completed accounting period preceding the finalization date of the last accounting quarter:

The Government of the Russian Federation influences the Issuer's activity taking legislative and regulative measures that may significantly affect the Issuer's financial position and performance.

The main factors of political risks occurrence are:

imperfection of the legislative basis regulating economic relations;

inefficiency of the judicial system;

power instability of the constituent entities of the Russian Federation.

The other risk factors, which may affect the Issuer's activities, also include:

- uncertainty in computation of the rates prescribed by the MAP and influence thereof on the company's operation;
- ***changes to the current legislation in the accounting sphere.***

The political situation, as well as the economic one, may be described as stable for the medium-term period.

The Russian market of telecommunication services becomes extremely competitive. Though the market of the legacy fixed communications services is, in general, divided among the regional operators, each being an absolute monopolist in rendering of such services in its own region, competition improves due to the increase in the share of new communications services, as well as due to vigorous activity of companies rendering such services.

The Central Federal District is the financial center and the place of concentration of Russian and foreign financial institutions, that is a positive factor for the Issuer's business development. This region is one of the most promising regions with developing economy. The dynamic development of the region affords ground for positive forecasting in respect of the Issuer's development.

Further economic improvement of the region will certainly have a positive effect on the Issuer's activities and its capability to meet securities liabilities.

The expected actions of the issuer in case of the adverse effect of the change in the situation in the country (countries) and region upon its business:

On the whole, the Issuer does not anticipate in the nearest future negative changes to the situation in the region and in Russia, which would affect the business and economic status of the Issuer.

However, in case of negative development of the situation in the regions of Russia and the CIS countries, the Issuer will act so as to temporally reduce the cost of the rendered services and/or expansion of the range of the services rendered.

FORECAST OF EMERGENCIES

Regional risks (*risks connected with possible military conflicts, imposing state of emergency and strikes)*

The Issuer is registered as a taxpayer and performs its main activity in the Central Federal District of Russia, where risks of military conflict occurrence, imposing state of emergency are assessed as **minimal**.

Social situation on the territory of Issuer's activity is characterized as calm. Absence of significant international conflicts, religious extremism allows performing business activity with **minimal** social and political risks.

Issuer. In case of occurrence of the said circumstances the Issuer will act pursuant to the existing legislation.

Risks connected with geographic features of the region (*natural calamities*).

Forecast of natural calamities

Though fluctuation of atmosphere circulation will continue in the 4th quarter of 2005, according to *RosHydroMet* information, no **dangerous** weather event is forecasted on the territory of Central Federal District. However, natural calamities can occur in the eastern part of Smolensk Region, Vladimir, Tula, Kursk, Orel and Kaluga Regions.

Natural fire hazards

Conditions for large-scale natural fire development on the territory of Central Federal District are absent for this period.

Earthquake

The probability that an earthquake might occur on the territory of the Central Federal District **is unlikely** in this period.

Solar and geomagnetic activity

In the 4th quarter of 2005 diminishing of solar and geomagnetic activity is forecasted. Though, low level of geomagnetic disturbances **does not exclude** certain influence on health and working capacity of working stuff and population of Central Federal District.

Climatic emergencies

All regions of Central Federal District are subject to risk of occurrence of such emergencies (hurricane, whirlwind, rainstorm, snowfall, snowstorm, heavy frost).

Temperature conditions in the 4th quarter of 2005 **will not** significantly differ from annual monthly average temperatures and in general they are expected to be near standard.

Karst processes

Danger of karst processes occurrence remains in **Moscow, Moscow Region, Tula, Kursk and Voronezh Regions**. Their activation is generally caused by noncompliance with norms of construction and maintenance of municipal underground utilities, as well as security compromise while resource development.

Risks related to the technogenic emergencies

Technogenic emergencies forecast

The general structure of the technogenic emergencies is characterized by:

serious transport accident;

fires in residential sectors and industrial facilities;

accidents on the community life support systems.

The most probable risk of the most transport accidents is anticipated: in case of **automobile transport** – within the quarter, in case of **air transport** – November, December, in case of **marine transport** – October, December.

Most emergencies of the community life support systems and fires in the residential sector is anticipated in December, of the electric systems – November – December.

Among the regions susceptible to technogenic emergencies of the local character there are **Moscow, the Moscow, Tver, Tula, Voronezh, Tambov, Kursk, Ryazan and Belgorod regions**.

The accidents of electric systems, community life support systems may lead to **substantial additional expenses of the Issuer.**

Radiation hazards

Kursk Region, Voronezh Region, Smolensk Region, Tver Region, Kaluga Region.
The working personnel and communication sites do not incur immediate danger during day-to-day operation, however, the danger of off-normal situations, including, but not limited to, the radioactivity discharge, remains.

Chemical hazards
First of all, there is a danger for such cities as **Moscow and Moscow Region,** the regions of **Bryansk, Kursk, Tambov, Tver, Tula, Ryazan, Voronezh and Yaroslavl**. The chemical hazards remain, as there is **no** guarantee of timely discovery of leakage of chemically hazardous substances (for the moment). An accident on one of the chemically hazardous sites may produce a large center of chemical contamination and bring considerable human losses.
Financial losses of the Issuer in case of radiation and chemical accidents will be **material**.

«Human factor»
The tendency for accidents and emergencies connected with the «human factor» **will remain** for the given period.
The structure of human factor impact in emergency may be presented as follows:
30% - operational imperfection;
26% - lack of knowledge and experience;
17% - errors and miscounts;
13% - inefficient knowledge application;
7% - unforeseen situations;
5% - miscellaneous;
2% - malicious actions.
Accidents and emergencies of such nature may lead to certain **material and financial losses** of the Company.

Target (program, project) **risks**
Nowadays nobody is doubtful about the necessity to introduce different target-oriented programs, projects and systems in the organizations, irrespectively of their profile. Introduction of such programs, first of all, enables the business to increase production efficiency, improve work with clients and corporate governance. However, such scheme will work, providing that introduction of the above-mentioned projects and systems **was successful**, met all the expectations. Often it is not the case.
Primary causes of failures:
1. There is a great number of programs inappropriate for the organizations where they are implemented. **Lack** of qualified specialists prevents from expert determination and selection of the necessary system products.
2. Not all the western programs are suitable for application in Russia. The cause is peculiarities of Russia, which may not be neglected – **physical structure of national organizations**. At the average, Russian organizations are much larger than those of the industrialized countries, which have few enterprises with the personnel exceeding 500 people.
For example: complex information systems of **ERP class** are developed mostly for small and medium-sized enterprise. Besides, they have defects in the sphere of scheduling algorithms and accounting.
Such risks mean equity investment in the obviously unprofitable projects.

Forecast of emergencies of socio-biological nature.
The probability of communicable diseases in the 4th quarter of 2005 remains **very high**.
Intestinal diseases are expected to become **more frequent**. With the temperature lowering, they will be accompanied by seasonal diseases - rubella, whooping cough, dysentery, typhus and others.
Flue frequency is likely to remain at the **usual seasonal level**.
Social and working conditions will contribute to the growth of socially significant diseases – neuroses and other neurotic reactions. Not only weak people, but also strong, willed individuals are susceptible to such diseases.
Epidemiological situation in respect of tuberculosis **will not change**.
The **morbidity** level is expected to remain quite high.

material effect on the Issuer's activity.

In case of the **adverse** change of the situation in the region, the Issuer will act in accordance with the legislative and normative basis regulating the legal relations arising in connection with protection of the personnel and the territory against natural and technogenic emergencies.

2.5.3. Financial risks.

The issuer's exposure to risks related to the change in the interest rates, the foreign currency exchange rate, in the context of the issuer's activities or hedging effected by the issuer with the view to reduce the adverse effect of such risks:

Development of interest rates towards growth by credit institutions is possible in case of modified economic situation in the country, as well as in case of violation by the issuer of its contractual obligations: the term of credit reimbursement, interest payment, etc., and, as a consequence, application of penal sanctions by commercial banks and increase in interest rates on credit resources usage.

The issuer's overdue borrowings indebtedness is a value of no consequence against total amount of borrowings for the third quarter. The issuer's extra costs related to penal sanctions for undue performance of the obligations have no material effect on the issuer's financial situation.

With the Central Bank of the Russian Federation reducing the refinancing rates, the issuer is operating to change the terms of the running credit agreements towards credit cost reduction. The issue of redemption of tight money is being considered.

Dependence of the issuer's financial situation, liquidity, sources of financing, performance, etc. on change of the exchange rate (currency risks):

Change of exchange rate will lead to the immediate change in the foreign currency exchange rate. OJSC *CenterTelecom* has a number of credit, commodity credit, leasing liabilities expressed in foreign currency, and substantial change of the exchange rate may affect the financial situation of the Company.

The expected actions of the issuer in case of adverse effect of the change in the exchange rate and interest rates on the issuer's activities:

In case of a substantial change in the exchange rate, with the view to minimize the impact of such risk, the issuer plans to:

- optimize the operating costs structure ;
- revise the investment program of the company;
- update the pricing and marketing policies of the company;
- modify the structure of the services rendered for the purpose of profit maximization.

Possible inflation impact on securities payments:

Until the expiration of the term of fulfillment by the Issuer of its bonded loan liabilities, the «Forecast of the Company's economic development for 2004-2010» provides for outstripping growth rate of tariffs and operating margin of the main services rendered, in comparison with the rate of inflation growth. The Issuer shall estimate the corresponding average annual inflation at the level of 10 - 12%. Such risk factor will not have material effect on the Issuer's financial performance or affect its capability to meet securities liabilities.

The inflation indexes critical for the issuer and the expected actions of the issuer, aimed at reduction of the risk caused by inflation:

According to the Issuer, the critical inflation indexes considerably exceed the inflation rate estimated for the period of 2005-2009 and constitute 30-40% per annum. With the inflation reaching the critical value, the Issuer will adequately increase the prices of its own products, lessening the adverse effect of such factor. In case inflation exceeds the specified value, the Issuer shall plan to increase the prices for the communications services, as well as to operate with the view to reduce implicit costs, take measures aimed at redemption of receivables and shorten its average term.

The indexes of the issuer's financial statements, most subject to change due to the influence of the mentioned financial risks:

The indexes of the issuer's financial accounting most subject to change due to the influence of the financial risks affecting the issuer's financial statements, the probability of the occurrence thereof and the pattern of change in the statements:

Profit-and-loss report
010 "Proceeds from sales of goods, products, work, services".
020 "Production cost of the sold goods, products, work, services"
120 "Non-operating profit"
130 "Non-operating expenses"
140 "Profit (loss) before taxation"

Probability of financial risks.

Due to the steady position of the issuer and the hard currencies, the probability of financial risks is quite doubtful at present.

Nature of changes in the statements.

The main risk affecting the Issuer's financial statements is the possibility of an abrupt change of the inflation rate against the anticipated level. The inflation rate, unless there is adequate reaction in the Issuer's business administration, may increase the production cost of the sold goods, products (work, services) shown in the financial accounting of p. No. 2 "Profit-and-loss report", pursuant to line 020, and, as the consequence, diminution of profit (loss), indicated in p. No. 2, line 140.

With the adequate reaction of the Issuer's administration to the inflation development, such inflation development will not affect the Issuer's performance. Then p. No. 2 "Profit-and-loss report" will increase the indexes under line 010 "Proceeds from sale of goods, products (work, services) and line 020 "Production cost of the sold goods, products (work, services).

2.5.4. Legal risks.

The issuer shall perform the principal activity as the long-distance operator, without any export of the communications services, or work, or goods. In this context, legal risks mostly arise, when the issuer runs its business on the domestic market that is characteristic of entrepreneurs operating on the territory of the Russian Federation.

On the foreign market the issuer's legal risks are related to the conclusion and execution of foreign trade contracts for the supply of communication equipment, work execution, service rendering.

In the sphere of exchange regulation:

Federal Law dated 18.07.2005 No. 90-FZ introduced alterations into Federal Law dated 10.12.2003 No. 173-FZ «On currency regulation and exchange control» effective since June 19, 2005. Thus, particularly, it expanded the list of the permitted exchange operations between residents (Article 9 «Currency operations between residents») and, correspondingly, expanded the terms of reference of the residents effecting currency operations (Article 14 «Rights and obligations of the residents, effecting currency operations»). It also introduced amendments into Article 16 «Reservation», Article 22 «Exchange control in the Russian Federation».

Besides, Federal Law dated 18.07.2005 No. 90-FZ «On modification of certain acts of legislature of the Russian Federation» introduced amendments into the Tax Code of the Russian Federation, concerning the specification of the procedure of transportation of currency values over the customs, specification of the functions of the customs offices in connection with the exchange control they perform.

Other federal laws in the sphere of currency regulation were not applied and did not come into force during the accounting period. The Ministry of Finance, in the Letter dated 09.08.2005 No. 05-06-03/3, clarified the order of application of the Government Regulations of the Russian Federation dated 16.05.2005 No. 302 «On the procedure of settlement of accounts and transfers between residents and non-residents of commercial credits for the term exceeding 180 calendar days in the form of advance, in the context of foreign trade activity».

In the sphere of tax regulations:

Since July 15, 2005 some essential amendments to chapter 25 «Corporate profit tax» and chapter 23 «Individual income tax» of the second part of the Tax Code of the Russian Federation, introduced by the Federal Law dated 06.06.2005 No. 58-FZ «On modification of the second part of the Tax Code of the Russian Federation and some other acts of legislature of the Russian Federation about taxes and dues», concerning the scheme of corporate profit taxation, personal income estimation by securities transactions. Some of these amendments have retroactive effect, applying to the legal relations from the previous taxable period (since January 1, 2002 and since January 1, 2005).

However, all the amendments to the tax regulations, which came into force within the accounting period, are caused only by the necessity to change the accounting policy, to adjust tax amounts, and do not expose the issuer to elevated risks.

On the whole, the alteration of the tax regulations is aimed at the more detailed regulation of legal relations in the

taxable base that shall minimize the risk of taxpayers' errors in the course of tax computation and payment. Besides, some provisions are aimed at the convergence of two systems – accounting and tax systems, elimination of the essential difference between them; that is to make fiscal accounting much easier.

Among the by-laws passed due to the above-mentioned amendments to the Tax Code of the Russian Federation, it is necessary to point out the letters of the Russian Ministry of Finance of 06.07.2005 No. 03-03-02/18 «On the order of presentation of corporate profit tax declaration, in the context of passing of the Federal Law dated 06.06.2005 No. 68-FZ» and No. 03-03-02/16 «On the order of estimation of the profit share falling on the separate subdivisions, in the context of passing of the Federal Law dated 06.06.2005 No. 68-FZ» clarifying the recalculation order for the previous accounting periods.

Among the by-laws concerning the regulation of the relations between the taxation agencies and the taxpayers, it is necessary to point out the decree of the federal tax administration dated 23.05.2005 No. MM-3-19/206@ «On confirmation of the certificate of fulfillment by the taxpayer of the obligation to pay taxes, charges, insurance contributions, penalties, and tax sanctions and instructional guidelines on filling in thereof», according to which on the 1st of June the form of such certificate came into force. Respectively, the same decree declared inoperative the forms of checking of settlement of tax, charges and contributions accounts, of informing the taxpayers on the settlement of tax, charges and contributions accounts and instructional guidelines on filling in thereof since July 1, 2005.

Thus, within the accounting period, OJSC *CenterTelecom* being a prompt taxpayer and having no overdue tax liabilities before the budgets of all levels, because of strict compliance with the tax regulations, did not run elevated risks in the context of the alteration of tax regulations.

In the sphere of customs regulations:

The sphere of customs regulations did not undergo any essential legislative modifications. Thus, the Federal Law dated 18.07.2005 No. 90-FZ «On modification of certain acts of legislation of the Russian Federation» introduced alterations into the Customs Code of the Russian Federation, concerning the specification of the customs office functions in respect of currency exchange control.

Legal risks related to modification of requirements for licensing of the issuer's principal activity or for licensing of the rights to use the objects, the circulation of which is restricted:

Pursuant to the Federal Law "On communications", the list of communications stated in the licenses and corresponding lists of license provisions shall be stipulated by the Government of the Russian Federation and are subject to annual improvement. The Government Regulation dated 18.02.2005 No. 87 states the list of communications and the list of license terms. Since that moment the licensing authority has been granting licenses in the communications sphere. Pursuant to the Decree of the President of the Russian Federation dated March 9, 2004 No.314 and the Government Regulation dated 30.06.2004 No. 318, licensing of communications activity shall be carried out by the Federal Supervision Service for Communications.

The mentioned law expanded the list of data, which is necessary to submit to the licensing authority to obtain license.

In order to extend the license term, as well as to introduce amendments related to the change of the radio-frequency spectrum and the licensed territory, the documents shall be submitted in the same scope as when the license is obtained.

Substantial legal risks, which may occur due to the change of the accounting period of juridical practice in the issues connected with the activities of OJSC *CenterTelecom*, which may affect its performance as well as the current litigation settlements, are not registered.

2.5.5. Risks related to the issuer's activities.

Substantial claims may include:

The claims the amount of which is equal to or exceeds 10 percent of the balance sheet assets of OJSC *CenterTelecom* that, as of June 30, 2005, amounts to 4 466 650 thous. rubles;

- The claims preventing the business activity or aimed at inhibition or termination thereof (claims for liquidation, for composition in bankruptcy (insolvency) of OJSC *CenterTelecom* and its subsidiaries and related companies, for assignment of assets, for challenging of rights under licenses and patents, for recovery of material tax liabilities to budget and extra-budgetary funds).

Within the accounting period, OJSC *CenterTelecom* did not participate in legal procedures, with the claim value equal to or exceeding 10 percent of the balance sheet assets.

In view of the aforesaid, it is possible to assert that there are no substantial legal risks related to OJSC *CenterTelecom* participation in current legal procedures.

However, at the present moment OJSC *CenterTelecom* is standing in court in a number of legal procedures

related to some miscellaneous aspects of its business, in which the risk of adverse judgment does not exceed the usual risk characteristic of such activities.

The risks related to inability to extend the license may result from:

1) alteration in the provisions of the law applicable to licensing;

2) restructuring of the licensing authorities.

<u>The risks related to the issuer's possible liability for the debts of the third parties, including its subsidiaries.</u>

The mentioned risks are not registered.

At present, the Company is not running the risk to lose consumers, whose sales volume constitutes not less than 10 percent of the total proceeds of the issuer's products (work, services) sales.

III. Detailed profile on the Issuer.

3.1. Background and history of the Issuer.

3.1.1. Registered corporate name of the Issuer.

In compliance with the Charter of OJSC CenterTelecom, approved by Minutes No. 10 of the GM dated February 20, 2003, long commercial name of the Issuer is Open Joint-Stock Company Central Telecommunication Company, shortcut name – OJSC CenterTelecom.

The Company was set up in June 1994 (state registration certificate No, 127 dated June 20, 1994) as a consequence of rearrangement (conversion) of the state public enterprise of communication and informatization Rossvyazinform (SPECI), Moscow region, into the Open Joint-Stock Company Elektrosvyaz, Moscow region. Open Joint-Stock Company Elektrosvyaz, Moscow region (shortcut name – OJSC Elektrosvyaz, Moscow region), was renamed into Open Joint-Stock Company Elektrosvyaz, Moscow region (amendments and supplements No. 3 to the Charter of the Open Joint-Stock Company Elektrosvyaz, Moscow region, approved by the Elektrosvyaz, Moscow region, shareholders' meeting, Minutes No. 3 dated June 27, 1997). The amendments were registered by the Moscow region Registration Chamber on July 23, 1997. On June 1, 2001, the Company was renamed into Open Joint-Stock Company Central Telecommunication Company, shortcut name – OJSC CenterTelecom.

3.1.2. Information about registration of the Issuer with state authorities.

State registration number of legal entity: ***№ 127***

Issue date: ***June 20, 1994***

Name of the body, which conducted state registration: ***administration of the Moscow region***.

According to the Certificate of Record of Legal Entity registered prior to July 1, 2002 entered into the Uniform State Register of Legal Entities:

Main state registration number: 1025006174710

Entry made on: ***November 1, 2002***

Registration body: ***Inspection of Ministry of Taxation in the town of Khimki of the Moscow Region.***

3.1.3. Evolvement and development of the Issuer.

Issuer's life period: ***From June 1994 on (11 years 3 months)***

The Issuer was set up without date.

<u>Issuer's establishment and promotion history:</u>

OJSC CenterTelecom is one of the largest Russian telecommunications operators. The Company owns over 6 million access lines, it has a telecommunications infrastructure in the most densely populated federal region of Russia. This is here about 20% of the country's population lives. Industry, innovation sphere and agriculture are well developed here.

OJSC CenterTelecom users in 17 federation constituents are government institutions, individuals and major part of businesses. OJSC CenterTelecom possesses licenses for rendering of a wide range of telecommunication services, such as conventional telephone communication services, Internet access, data transmission, over-the-air and wired television, wire and VHF radio broadcasting, trunking, lease of channels and other resources. The company renders services of public communication network integration to other operators.
In the competitive environment, the Company conducts a positive marketing policy: it retains its leading position in the sphere of stationary telephony, builds up turnover of new services, whose rates are not regulated by the state.
In the sphere of conventional telephony, share of OJSC CenterTelecom in revenues on the whole and in all the regions accounts for over 75%. The drawdown rate is low. The Company accounts for 91% on the local communication market, while the market share in remote communication revenues equals to 85%. This position in the conventional services sector will be retained with the Company's anticipated rate of services development.

Competition is markedly severe in the Internet access market segment. Regional branches of OJSC CenterTelecom yet hold leading positions. 60% of corporate users on the average and about 70% of individuals use their services. In 2004, OJSC CenterTelecom accounted for about 57.7% on the Internet services market in the central federal region.

Issuer's purposes:

Company's major purposes are deriving of profit and provision of individuals, public authorities and other enterprises with communication services.

Issuer's mission:

OJSC CenterTelecom considers that its mission is to provide up-to-date high-quality telecommunication solutions and world-class service in the central federal region (CFR) with a purpose to:

- Satisfy customers' demands based on the custom-tailored approach
- Ensure growth of shareholders' income and contribute to social development of OJSC CenterTelecom business environment
- Establish long-term mutually beneficial partner's relations based on the principles of mutual confidence, good faith and exposure
- Ensure self-consistent development of each employee's capacity
- Perform the function of a state communication operator.

3.1.4. Contact information.

Issuer's place of performance: ***the RF, 141400, Khimki, Moscow region, Proletarskaya st., 23***

Mail address: ***125993, GSP-3, Moscow, Degtyarny side-st., 6, building 2***

Place of performance of the Issuer's permanent executive department: ***141400, Khimki, Moscow region, Proletarskaya st., 23***

Telephone: (+7 ***095)209-34-34; Fax: (+7 095) 209-30-07***

E-mail: ***Info@centertelecom.ru;***

Internet site on the Issuer and its issued securities: ***www.centertelecom.ru***

Divisions of the Issuer (third person) specialized in shareholders and investors relations:

Securities and Corporate Management Department:

Postal address: ***125993, GSP-3, Moscow, Degtyarny side-st., 6, building 2***

Shareholders support group

Telephone: (+7 ***095) 793-26-54; Fax: (+7 095) 793-26-54***

E-mail: ***vedeta@centertelecom.ru;***

Internet site: ***www.centertelecom.ru***

Investors relations division

Telephone: (+7 ***095) 209-57-21; Fax: (+7 095)209-58-15***

E-mail: ***kalin@centertelecom.ru***

Internet site: ***www.centertelecom.ru***

3.1.5. Taxpayer identification number.

INN 5000000970.

3.1.6. Subsidiaries and representative offices of the Issuer.

There were no changes related to the Company's subsidiaries and representative offices in the reporting quarter.

3.2. Core business activities of the Issuer.

3.2.1. Industrial designation of the Issuer.

OKVED - 64.20 64.20.1 64.20.3 45.31 74.20.4 63.40 50.20.1 50.20.2 50.20.3 45.21.3 45.21.4 45.21.1 74.13.1 74.14 55.12 55.23.1

3.2.2. Core business activities of the Issuer.

Core business activity of OJSC CenterTelecom is rendering of communication services in the Central Federal District.

The share of profit from communication services (core business activities profit) in the total amount of revenue for Q3 2005 (reporting quarter) amounts to 98.48 %.

Indices	Q3 2005
Revenue, th. rubles	6 917 077
Profit from communication services, th. rubles	6 811 971
Share of communication services profit in revenue, %	98.48

OJSC CenterTelecom performs its core activity in the RF.

Type of communication services that provided for 10% of revenue:

- Provision of local telephone connection (call) – 46.71 %;
- Provision of local long-distance and international telephone connection (call) – 33.60 %.

Composition of income for Q3 2005, %

No.	Core activities	Q3 2005
1	Local long-distance and international communication	33.60
2	Urban and rural telecommunication	46.71
3	Radio communication, radio broadcasting, television and satellite communication	0.20
4	Wireline broadcasting	2.60
5	Wireless radio broadcasting	0.97
6	Document electric communication	1.07
7	Profit from new telecommunication services (the concept was introduced in 2002)	4.79
8	Profit from communication operators (singled out since 2003)	8.58
9	Other communication services (non-core activities)	- 0.03
10	Profit from other sales (non-core	1.52

Growth rate of profit from communication services for Q3 2005, %

No.	Core activities	Growth rate for Q3 2005/Q3 2004
1	Local long-distance and international communication	93.97
2	Urban and rural telecommunication	128.93
3	Radio communication, radio broadcasting, television and satellite communication	133.09
4	Wireline broadcasting	104.97
5	Wireless radio broadcasting	83.60
6	Document electric communication	119.07
7	Profit from new telecommunication services (the concept was introduced in 2002)	143.94
8	Profit from communication operators (singled out since 2003)	104.87
9	Other communication services (non-core activities)	26.28
10	Profit from other sales (non-core activities)	113.75

Seasonality of communication services shows itself in an increased number of local long-distance and international telephone connections in the summertime, as well as in an increased number of telegraphic messages and decreased telephone connections with a time-based payment system.

Rate of growth in revenue from the local telecommunication (urban and rural) this year amounted to 28.93% comparing with the same period of the previous year and can be explained by the CenterTelecom's increase of the tariffs for these services and the increased volume of the services rendered (increase of the main telephone sets number). The significant revenue growth (33.09% and 43.97%) showed such subindustry as wireless communication, radio broadcasting, television, satellite communication, new communication services provision etc. The Company every year pays more and more attention to the development of up-to-date, advanced and essential communication services.

3.2.3. Principal types of products (works, services)

Dynamics of the communication services principal features changes that ensured over 10% of the total volume of rendered communication services for Q3 2005.

№	Description	Q3 2005				
		Unit of meas.	Range of service	Volume of revenue from rendering of a service, th. rubles	Share in the total revenue volume, %	Average revenue rate, rubles
1	2	3	4	5	6	7
1	Local telephone connection	Unit	6 356 191	2 706 899.80	39.1	425.87

2	Local long-distance and international telephone connection	th. minutes	743 261	2 473 389.00	35.8	3.37

Composition of costs of OJSC CenterTelecom for Q3 2005, %

Name of cost items	Share in the total cost volume, %
Raw materials and consumables %	4.37
Purchased complementary parts, semi-finished goods, %	0
Production-type operations and services rendered by outside organizations, %	9.97
Fuel, %	1.40
Power, %	1.80
Labor costs, %	33.05
Interests on credits, %	
Rent payment, %	1.94
Social needs assessments, %	8.19
Capital consumption depreciation, %	15.73
Taxes included into production costs, %	0.35
Other expenses (specify), %	22.04
Depreciation	0
Benefits	0
Compulsory	1.03
Expense	0.02
Other,%	0.11
Total: production and goods (works, services) sales costs (cost value), %	100.00
Product (works, services) proceeding, % to cost value	128.50

The composition of costs for communication services, production and sale that account for at least 10% of the total revenue volume (for OJSC CenterTelecom, this includes provision of local telephone communication and long-distance and international telephone connections) cannot be provided, since in the Company's branches this information is not reflected in the required cost items section.

New significant types of goods (works, services) offered by the Issuer on the market of its core activity to the extent corresponding to the public information on these types of goods (works, services) are as follows:

Active operations on initiation of Call-centers on which base is planned to render such services as telemarketing, HelpDesk and card platform support, have been started in 2004 and in 2005 they continue. In the future it is planned to increase functionality of Call-centers for outsourcing services provision.

The state of development of these types of goods (works, services):

Presently, the Central Federal Distict areas to introduce Call-centers are already defined.

- The main Call-center (50 operator seats) is based on the Moscow branch of OJSC CenterTelecom (2004-

- ☐ Regional Call-centers are based on the following OJSC CenterTelecom branches:

The 1st integration stage (2004)

- Kaluga (30 operator seats)
- Upper Volga (30 operator seats)

The 2nd integration stage (2006, subject to probable adjustment)

- Moscow branch (first stage – 21 operator seats with further expansion up to 50 operator seats)
- Study to define the most attractive Company's branches to arrange CPCs – taken.

o

current status: accomplished

The following measures on implementation of Call Center have already been completed:

- ☐ Preparation of initial data on services for the project on construction of network distributed Call Center
- ☐ Preparation of requirements to hardware and software supplier for creation of network Call Center
- ☐ Selection of hardware and software supplier for Call Center on the tender basis
- ☐ Conclusion of contract on hardware and software supply for Call Center
- ☐ Delivery of equipment to Kaluga and Verhnevolzhsk Branches of OJSC *CenterTelecom* is completely performed. IVR system will be additionally delivered to Moscow Branch after completing arrangement of premises for Call Center opened on the basis of Odintsovo Telecommunication Center (Automatic Telephone Station-591).
- ☐ On the basis of Kaluga Branch of the Company all range of works on *Call Center* hardware-software complex was completed. SW and Call Center functional were tested. Summarizing the results of the testing a list of corrections was executed. Correction measures were performed. The object was prepared to a staged going into experimental operation:
  - o I stage: optimization of process of information automatic update in databases of Call Center and integration with other informational systems of the Branch – performed.
  - o II stage: installation of WKS system software on two – four operators' places and its optimization while providing services on-line - performed.
  - o III stage: installation of WKS system software on all operators' places and general setting of Call Center – performed. Programme on training technical stuff and operator stuff of Call Center of Kaluga Branch of OJSC *CenterTelecom* on work with *Call Center* hardware-software complex was developed and approved;
  - o Technical stuff and operator stuff was trained on work with *Call Center* hardware-software complex within the framework of the approved Programme.
  - o Work on formation of forecast plan on income growth from the services provided on the basis of Call Center for the 2nd half of 2005 and the first half of 2006 are being performed.
  - o Work on development of a unified package of services provided on the basis of Call Center was finished.
  - o *Call Center* hardware-software complex of Kaluga Branch operates in the mode of demand setup.

- ☐ Work on installation of *Call Center* hardware-software complex are performed in Verhnevolzhsk Branch of OJSC *CenterTelecom*. Installation and preparation for testing head-end equipment of Call Center was performed. CBT was installed for operators and technical stuff WKSs, computer equipment was changed. Setting of Databases on DB server is performed. SW start was performed on server part. Client SW was installed on all WKSs. Testing is performed.
- ☐ Programme on training administrative, technical and operator stuff of Call Center was developed and approved.
- ☐ Acceptance procedure of Call Center site for putting into experimental operation was developed and approved.
- ☐ Inspection of premises designed for Call Center placement, including operator hall, server room, service technical support services and utility rooms, was performed in Moscow Branch of OJSC *CenterTelecom*. Work on arrangement of premises for Call Center is performed. Within the limits of financing allocated for 2004-2005 years arrangement of certain premises was conducted. Construction and assembly work in technical and technological premise was finished. Work on arrangement of operator hall is conducted.
- ☐ Contract on supply of computer equipment for technical and [illegible] stuff of Call Center [illegible]

- Equipment for local computer network and guaranteed power connection was ordered.
- Exhaust ventilation machine was installed.
- Cosmetic repair of ventilating chambers was finished.
- Work on lift replacement is performed.
- Correction of services performed on the basis of Call Center of Company's Moscow Branch at the first stage of project implementation was prepared.
- Technical Assignment on preparing project documentation on object *Construction of network Call Center - Contact Center of OJSC CenterTelecom* was developed. Contract on project work realization was prepared and approved.
- Works on design and development of system project on creation of network distributive Call Center - Contact Center jointly with OJSC *Giprosvyaz* were finished.
- The system project was received and submitted for approval to Company's Branches, on the basis of which Call Centers are created, and relevant General Directorate Departments of OJSC *CenterTelecom.*
- Pursuant to Contract on project work realization with OJSC *Giprosvyaz,* project documentation on Call Center site was received and delivered to the branches.
- Now work documentation prepared by OJSC *Giprosvyaz* is delivered to TSNIIES for examination.

Standards (rules) according to which accounting was prepared and calculations reflected in this clause of quarterly report were made:

Federal Law "On Accounting" dated 21.11.96. No. 129-FZ,

Provision on Book Records and accounting in the Russian Federation, approved by Order of Ministry of Finance of the Russian Federation dated 29.07.98 No. 34n.

3.2.4. Raw materials and suppliers of the issuer.

As long as the principal activity of CenterTelecom is the communication services provision, no raw materials are used.

In Q3 2005 there were no suppliers of the Issuer for at least 10% of all supplies of tangible materials

The share of import in all supplies of the Issuer*:*

In Q3 2005import accounted for less than 10% of all supplies of the Issuer

Issuer's forecast for availability of these sources in the future and optional alternative sources:

Full corporate name of the supplier	**Supplier's share in the total scope of delivery**
Open Technologies 98 CJSC	10%

3.2.5. Markets for sales of the Issuer's products (works, services).

The Issuer's core activity on the market of the Central Federal District (CFD) is rendering of communication services. OJSC CenterTelecom renders services of access to the public telephone network, services of long-distance and international telephone connection, Internet and data transmission network services, communication channel lease services, wireline services, etc.

The Central Federal District which is the Company's sphere of interest, comprises 17 regions inhabited by about 20% of the RF population. According to the experts' opinion, the region accounts for 12.8% of the Russia's gross product (Moscow excluded), which corresponds to rather a high share as compared to other federal districts of Russia. According to the living standards, the region holds the 4th place among the Russian federal districts, according to per-capita income – only the seventh place. An uneven economic development of regions is typical of the CFD. The district is made up of the areas with both high maturity level – Moscow, Yaroslavl, Belgorod regions, and low maturity level – Kostroma, Ivanovo and Orel regions.

Over the recent few years, there has been a regular trend to redistribute income from different communication services to the advantage of nontraditional services, basically, cellular communication. The Central Federal District has not been an exception.

Since 1999, a share of fixed telephony in the revenue composition has been declining to the advantage of nontraditional communication services that have appeared due to the new industry technologies.

Factors that may adversely affect Issuer's sale of its goods (works, services):

- ☐ *Decline in production*
- ☐ *Decreased paying capacity of primary consumers*
- ☐ *Building up competence of alternative operators.*

Issuer's actions to mitigate the adverse effect:

1. *End of construction of multi-service networks (MSN), which provides for a significant extension of the rendered services range and amelioration of their quality at the same time.*
2. *Arrangement of package services based on up-to-date multi-service networks.*
3. *Extension of the equipped numbering capacity and increase in a number of users.*
4. *Application of open software in process improvement (especially for switching equipment).*
5. *Application of lease patterns when expanding production.*
6. *Availability of substituting services. (In particular, an IP telephony service is getting more and more widespread*

ranging communication).

7. Usage of the affiliated companies' capacities.

.2.6. Licenses granted to the issuer.

Licenses issued by the Ministry of the Russian Federation for Communications and Informatization and the Federal Services for Telecommunication Supervision of Russia

№	License title	License Number	Date of the license registration in the Unified Register of Telecommunications Licenses	Valid till	Coverage area
1.	Provision of local and intra tariff band telephone service	№ 24064	24.10.2002	24.10.2012	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
2.	Provision of local, international and domestic long-distance telephone services	№ 23250	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
3	Lease of communications channels	№ 23247	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
4.	Data transmission services	№ 23248	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga,

					Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
5.	Provision of telematic services	№ 23249	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
6.	Provision of telegraph services	№ 24065	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
7.	Broadcasting of sound programs on wireline network	№ 24339	28.11.2002	28.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions
8.	Broadcasting of sound programs on wireline network	№ 25058	07.02.2003	07.02.2008	Vostochny, Severnoe and Nekrasovka communities, microrayon Kosino of Moscow.
Provision of cellular communications services					
1.	Provision of cellular telephone service in 450 MHz	№ 24066	14.11.2002	14.11.2005 The application № 22-10/6096 dated 05.09.2005 was filed to the Federal Service for Telecommunications supervision, the renewal prospects are favorable.	Ivanovo region

				Incoming document of the Federal Service for Telecommunications Supervision of the RF № 22052 dated 08.09.2005	
2.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	№ 30244	30.12.2003	30.12.2013	Ivanovo region
3.	Provision of cellular telephone service in 450 MHz band	№ 24067	14.11.2002	14.11.2005 The application № 22-10/6096 dated 05.09.2005 was filed to the Federal Service for Telecommunications supervision, the renewal prospects are favorable. Incoming document of the Federal Service for Telecommunications Supervision of the RF № 22054 dated 08.09.2005	Kostroma region
4.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	№ 30245	30.12.2003	30.12.2013	Kostroma region
5.	Provision of cellular telephone service in 900 MHz band	№ 24069	14.11.2002	01.03.2006	Tambov region
6.	Provision of cellular telephone service in 800 MHz band	№ 24070	28.11.2002	01.10.2006	Tula region

ʼ.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	№ 24068	14.11.2002	14.11.2005 The application № 22-10/6097 dated 07.09.2005 was filed to the Federal Service for Telecommunications supervision, the renewal prospects are favorable. Incoming document of the Federal Service for Telecommunications Supervision of the RF № 22050 dated 08.09.2005	Yaroslavl region
3.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	№ 30246	30.12.2003	30.12.2013	Yaroslavl region
	Personal paging services				
1.	Personal radio paging	№ 23251	14.11.2002	14.11.2005	Ivanovo region
2.	Personal radio paging	№ 23252	14.11.2002	14.11.2005	Yaroslavl region
	Mobile radio communications services				
1.	Mobile radio telephone service	№ 24325	14.11.2002	14.11.2007	Belgorod region

2.	Mobile radio telephone service	№ 24326	14.11.2002	14.11.2007	Vladimir region
3.	Mobile radio telephone service	№ 24327	14.11.2002	14.11.2007	Voronezh region
4.	Mobile radio telephone service	№ 24328	14.11.2002	14.11.2007	Ivanovo region
5.	Provision of radio telephone communication services	№ 24695	30.12.2002	30.12.2007	Ivanovo region
6.	Mobile radio telephone service	№ 24329	14.11.2002	14.11.2007	Kaluga region
7.	Mobile radio telephone service	№ 24330	14.11.2002	14.11.2007	Kursk region
8.	Mobile radio telephone service	№ 24331	14.11.2002	14.11.2007	Lipetsk region
9.	Mobile radio telephone service	№ 24332	14.11.2002	14.11.2007	Moscow region
10.	Mobile radio telephone service	№ 24333	14.11.2002	14.11.2007	Orlov region
11.	Mobile radio telephone service	№ 24334	14.11.2002	14.11.2007	Ryazan region
1	Mobile radio telephone	№ 24335	14.11.2002	14.11.2007	Smolensk region

2.	service				
13.	Mobile radio telephone service	№ 24336	14.11.2002	14.11.2007	Tver region
14.	Mobile radio telephone service	№ 24337	14.11.2002	14.11.2007	Tula region
15.	Mobile radio telephone service	№ 24338	14.11.2002	14.11.2007	Yaroslavl region
			TV and radio program broadcasting		
1.	On-air broadcasting of sound programs	№ 16541	17.10.2000	17.10.2005 Federal Service on Telecommunications Supervision adopted decision № 33 dated 14.09.2005 to issue license № 35111 for provision of on-air broadcasting services. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Vladimir region
2.	On-air broadcasting of sound programs	№ 23262	01.08.2002	01.08.2005 Federal Service on Telecommunications Supervision adopted decision № 31 dated 29.08.2005 to issue license № 34303 for provision of on-air broadcasting services. At the current moment the license is in Rossvyaznadzor of the RF	Voronezh region

				(Telecommunications supervising body) at the technical registration stage.	
3.	On-air broadcasting of sound programs	№ 21497	14.03.2002	11.08.2005 Federal Service on Telecommunications Supervision adopted decision № 31 dated 29.08.2005 to issue license № 34302 for provision of on-air broadcasting services. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Ivanovo region
4.	Broadcasting of sound and TV programs on cable TV networks	№ 23533	29.08.2002	29.08.2007	Ivanovo city
5.	Broadcasting of sound and TV programs on cable TV networks	№ 27631	18.08.2003	20.08.2006	Vorotynsk community of Babynsk area, Kaluga region
6.	On-air broadcasting of sound programs	№ 17394	15.02.2001	15.02.2006	Kaluga region
7.	On-air broadcasting of TV programs	№ 28681	31.10.2003	27.08.2008	Kaluga region
3.	On-air broadcasting of TV programs	№ 13402	30.11.1999	10.05.2005 Federal Service on Telecommunications Supervision adopted decision № П23-2-05-02-6 dated 31.05.2005 to issue license № 32187 for provision of on-air broadcasting services. At the current moment the licence is in	Kostroma region

				Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	
9.	Provision of TV and sound program broadcasting on a Cable TV network	№ 28953	12.11.2003	12.11.2006	Kostroma
10.	On-air broadcasting of TV programs	№ 14429	09.03.2000	22.06.2005 Federal Service on Telecommunications Supervision adopted decision № П23-2-05-02-8 dated 30.06.2005 to issue licence № 32839 for provision of on-air broadcasting services. At the current moment the licence is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Shchigry Kursk region
11.	On-air broadcasting of sound programs	№ 23557	29.08.2002	29.08.2007	Gorshechnoe community Kursk region
12.	Provision of TV programs broadcasting on a Cable TV network	№ 31082	25.03.2005	18.03.2010	Kursk
13.	On-air broadcasting of sound programs	№ 23543	29.08.2002	29.08.2007	Lipetsk region
14.	On-air broadcasting of TV programs	№ 32046	31.05.2005	Federal Service on Telecommunications Supervision adopted decision № П23-2-05-01-6 dated 31.05.2005 to issue licence № 32046 for provision of on-air broadcasting services. At the	Lipetsk region

				current moment the licence is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	
15.	On-air broadcasting of TV programs	№ 23924	04.10.2002	04.10.2007	Towns of Serpukhov, Solnechnogorsk and Chekhov of the Moscow region
16.	On-air broadcasting of TV programs	№ 20413	10.12.2001	10.12.2006	Moscow region
17.	On-air broadcasting of sound programs	№ 31551	26.04.2005	22.04.2008	Moscow region
18.	Provision of TV and sound program broadcasting on a Cable TV network	№28932	12.11.2003	12.11.2006	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region
19.	On-air broadcasting of sound programs	№ 18299	18.05.2001	18.05.2006	Tambov region
20.	Broadcasting on a Cable TV network	№ 31083	15.03.2005	18.03.2010	Yaroslavl
21.	On-air broadcasting of sound programs	№ 26670	05.06.2003	16.07.2007	Yaroslavl and neighbouring settlements, Yaroslavl region

.icenses for TV, radio and cable TV broadcasting.

License title	License number	Media entity	Mass media type	Date of issue	Valid till	License coverage area

TV broadcasting	№ 7585	Novokhoperskie Zori	On-air sound program broadcasting	27.08.2003	30.11.2005	The Voronezh region (Yelan'-Koleno and neighboring communities, Novokhopersk and neighboring communities)
TV broadcasting	№ 7696	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	Ternovka community, Voronezh region
Radio broadcasting	№ 8528	Iva-Radio	Wireline sound program broadcasting	15.10.2004	08.04.2009	Ivanovo region (Vichuga town and neighbouring communities, Furmanov town and neighbouring communities, Shuya town and neighbouring communities, Yuzha town and neighbouring communities)
Radio broadcasting	№ 7508	Iva-Radio	Wireline sound program broadcasting	24.07.2003	24.07.2008	Ivanovo city, Ivanovo region
TV broadcasting	№ 7655	Cable TV network of Ivanovo region	Cable TV	23.09.2003	23.09.2008	Ivanovo
TV broadcasting	№ 7586	Zemlya Kaluzhskaya	On-air TV	27.08.2003	27.08.2008	Town of Lyudinovo, Kaluga region neighboring communities
TV broadcasting	№ 9084	Zemlya Kaluzhskaya	On-air TV	05.07.2005	07.07.2010	Town of Kondrovo, Kaluga region

Radio broadcasting	№ 8572	Radio Elex	Wireline sound program broadcasting	01.12.2004	11.11.2009	Kaluga
TV broadcasting	№ 8531	Kostroma Telecom Media	Cable TV	18.10.2004	18.10.2009	Kostroma
dio broadcasting	№ 7220	Kursk-Channel-Melodia	Wireline sound program broadcasting	24.04.2003	14.02.2006	Kursk, Kursk region
dio broadcasting	№ 8729	Lipetsk Informradio	Wireline radio	15.02.2005	20.10.2008	Lipetsk and Lipetsk region
dio broadcasting	№ 9040	Inform-svyaz	On-air sound broadcast	21.06.2005	21.06.2010	Communities: Volovo, town of Dankov, urban-type communities of Dobrinka, Izmalkovo, Ploty, Terbuny, Usman', Chaplygin of Lipetsk region
dio broadcasting	№ 9011	Inform-svyaz	On-air sound broadcast	07.06.2005	07.06.2010	Dolgorukovo community, Lipetsk region
dio broadcasting	№ 7192	Radio Chance	On-air radio broadcasting	18.04.2003	16.07.2007	Yaroslavl and neighboring communities (transmitter located in Dubki)
dio broadcasting	№ 7246	Radio Chance	Wireline radio broadcasting	05.05.2003	24.10.2007	Yaroslavl
/ broadcasting	№ 7195	The Third Planet	Cable TV	18.04.2003	07.05.2006	Yaroslavl

enses for non-core activities

License title	License number	Date of license registration	Valid till	License coverage area	License issuing authorities

onstruction of buildings nd facilities of I and II vel of responsibility ursuant to the government andards	ГС-1-99-02-27-0-5000000970-003321-1	05.12.2002	05.12.2007	Russian Federation	Gosstroy of Russia (Construction regulation agency)
esigning of buildings and cilities of I and II level of sponsibility pursuant to e government standards	ГС-1-99-02-26-0-5000000970-003320-1	05.12.2002	05.12.2007	Russian Federation	Gosstroy of Russia (Construction regulation agency)
and-surveying	МОГ – 01056	21.11.2002	21.11.2007	Kursk and Tambov regions	Federal Agency for Geodesy and Cartography
artography activities	МОГ – 01057	21.11.2002	21.11.2007	Kursk and Tambov regions	Federal Agency for Geodesy and Cartography
ledical care	0824	03.02.2003	03.02.2008	Kursk region	Public Health Committee of Kursk region
ledical care	69-01-000044	10.02.2005	10.02.2010	Tver region	Federal Service of Health and Social Development Control
ledical care	0211/00841	20.12.2003	20.12.2008	Tula region	Public Health Department of Tula region
ledical care	721	18.11.2002	26.04.2008	Yaroslavl region	Public Health and Pharmacy Department of Yaroslavl region Administration
ducation activities under ducation programs	№ 54276	11.08.2003	12.08.2006	Moscow region	Ministry of Education of Moscow region
ducation	№ 76242505/л 0094	10.03.2005	15.08.2007	Yaroslavl region	Education Department of Yaroslavl region Administration on behalf of Yaroslavl region Administration
ire alarm and ktinguishing	№ 1 /00818	21.02.2003	21.02.2008	Russian Federation	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service
nstallation, repair and	№ 2/ 01455	21.02.2003	21.02.2008	Russian Federation	Ministry of the Russian Federation

maintenance of fire fighting equipment and tools for buildings and facilities					for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service
Operation of heat networks	50007938	28.04.2003	27.04.2008	Russian Federation	Federal Service on Environmental, Technical and Nuclear Control
Operation of electric power grids	№ ЭТ-02-000283(К)	28.04.2005	28.04.2010	Russian Federation	Ministry of Energy of the Russian Federation
Retail sales of alcoholic liquor	№ БРН АР 06009	23.12.2002	23.12.2005 No renewal is provided due to inexpediency	Bryansk region	Licensing Committee of Bryansk region
Repair of measurement devices	№ 001500-Р	03.03.2004	03.03.2009	Russian Federation	State Committee of the RF for Standardization and Metrology
Operation and maintenance of highly explosive production facilities	№ 00-ЭВ-002491 (С)	25.03.2004	25.03.2009	Russian Federation	Federal Industrial and Mining Supervisory body of Russia
Fresh water production for industrial purposes of plants	№ 50359	07.12.2004	01.01.2015	South-western part of Alekseevka city of Belgorod region	Regional Agency on Subsoil Utilization of the Central Federal District
Geologic exploration and site production of fresh water for drinking and other purposes at recuperation and rest facilities.	№ 53172	14.07.2003	01.01.2020	Plot of subsoil is near Gomonikha village in Krasnosel'ski area of Kostroma region	Natural Resources and Environment Protection Directorate of the Ministry of Natural Resources of the RF on Kostroma region
The right for subsoil utilization	№ 56230	09.09.2004	20.06.2008	Tambov region	Main Directorate of Natural Resources of Tambov region
Fresh water production for water-supply of recreational camp "Signal"	№ 57273	21.12.2004	01.09.2016	Yudinka village of the Tula region	Regional Agency on Subsoil Utilization of the Central Federal District
Water consumption (surface water objects) (Rain foul water discharge from the	№ 00333	10.10.2003	10.10.2006	Tver	Natural Resources and Environment Protection Main Directorate of the Ministry of Natural Resources of the RF on

territory of production plant of Lazurnaya industrial zone of Tver)					Tver region
Maintenance of cipher (cryptographic) machines	*1816 X*	*20.09.2004*	*13.05.2009*	*Tambov subsidiary of OJSC CenterTelecom*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
Distribution of cipher (cryptographic) machines	*1817 P*	*20.09.2004*	*13.05.2009*	*Tambov subsidiary of OJSC CenterTelecom*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
Provision of services for information ciphering	*1818 Y*	*20.09.2004*	*13.05.2009*	*Tambov subsidiary of OJSC CenterTelecom*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
Activities on technical protection of confidential information	*№ 0210*	*11.05.2004*	*11.05.2009*	*Subsidiaries of OJSC CenterTelecom*	*State Technical Commission under the RF President Administration*
Activities related to handling information containing state secrets	*№ 5500*	*16.12.2003*	*16.12.2008*	*6 Degtyarny Per., build. 2, GSP-3, Moscow, Russia*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/2*	*28.01.2004*	*16.12.2008*	*38 Teatralnaya Street, Kaluga*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/9*	*28.01.2004*	*16.12.2008*	*23 Lenina Street, Liski, Voronezh region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/12*	*28.01.2004*	*16.12.2008*	*8 Krasnaya Square, Kursk*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/13*	*28.01.2004*	*16.12.2008*	*17 Karl Marx Street, Fatezh, Kursk region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*

Activities related to handling information containing state secrets (original copy)	*№ 5500/17*	*28.01.2004*	*16.12.2008*	*29 Narodnogo Opolchenia Street, building 2, Moscow*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/18*	*28.01.2004*	*16.12.2008*	*6 Nekrasova Street, Zvenigorod, Moscow region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/19*	*28.01.2004*	*16.12.2008*	*69 Karl Marx Street, Yegoryevsk, Moscow region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/20*	*14.04.2004*	*16.12.2008*	*43 Lenina Street, Orel*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/21*	*14.04.2004*	*16.12.2008*	*30 25 Oktyabrya Street, Kromy, Orel region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/22*	*12.05.2004*	*16.12.2008*	*43 Schedrina Street, Ryazan*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/23*	*12.05.2004*	*16.12.2008*	*7 Gagarina Street, Starozhilovo, Ryazan region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/24*	*14.06.2004*	*16.12.2008*	*24 Novotorzhskaya Street, Tver*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*

Activities related to handling information containing state secrets (original copy)	*№ 5500/25*	*14.06.2004*	*16.12.2008*	*41 Studencheskaya Street, Torzhok, Tver region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/26*	*05.04.2005*	*16.12.2008*	*33 Lenina prospect, Tula*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/27*	*05.04.2005*	*16.12.2008*	*9 Karl Marx Square, Bryansk*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/28*	*05.04.2005*	*16.12.2008*	*1Б Mira Street, Pochep, Bryansk region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/29*	*05.04.2005*	*16.12.2008*	*14 Sevskaya Street, Trubchevsk, Bryansk region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/30*	*05.04.2005*	*16.12.2008*	*35 Revolyutsy Street, Voronezh*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/31*	*05.04.2005*	*16.12.2008*	*19 Sovetskaya Street, urban village Anna, Voronezh region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/33*	*05.04.2005*	*16.12.2008*	*6 Oktyabrskoy Revolyutsy Street, Smolensk*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*

Activities related to handling information containing state secrets (original copy)	*№ 5500/34*	*05.04.2005*	*16.12.2008*	*15 microdistrict, Yartsevo, Smolensk region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/35*	*05.04.2005*	*16.12.2008*	*2B, Astrakhanskaya Street, Tambov*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/36*	*05.04.2005*	*16.12.2008*	*6 Kotovskogo Street, Sosnovka village, Tambov region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/37*	*05.04.2005*	*16.12.2008*	*42 Gorkogo Street, Vlaimir*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/38*	*15.06.2005*	*16.12.2008*	*22 Komsomolskaya Street, Yaroslavl*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/39*	*15.06.2005*	*16.12.2008*	*21 Podlipayeva Street, Kostroma*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/40*	*09.09.2005*	*16.12.2008*	*10-th Avgusta, Ivanovo*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets (original copy)	*№ 5500/41*	*21.09.2005*	*16.12.2008*	*3 Sobornaya square, Belgorod*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Activities related to handling information containing state secrets	*№ 228*	*23.12.2004*	*16.12.2008*	*35a Tereshkovoy Street, Lipetsk*	*Local Department for Lipetsk region of the Federal Security Service of Russia*

Performing measures and/or provision of services for protection of state secrets	*№ 5501*	*16.12.2003*	*16.12.2008*	*6 Degtyarny Pereulok, Building 3, Moscow*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 5501/10*	*05.04.2005*	*16.12.2008*	*43 Lenina Street, Orel*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 5501/11*	*05.04.2005*	*16.12.2008*	*8 Krasnaya Square, Kursk*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 5501/12*	*05.04.2005*	*16.12.2008*	*38 Teatralnaya Street, Kaluga*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 5501/13*	*05.04.2005*	*16.12.2008*	*9 Karl Marx street, Bryansk*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 5501/14*	*05.04.2005*	*16.12.2008*	*35 Revolution pr., Voronezh*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 5501/15*	*05.04.2005*	*16.12.2008*	*6 Oktyabrskoy Revolutsy Street, Smolensk*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 5501/16*	*05.04.2005*	*16.12.2008*	*2в Astrakhanskaya Street, Tambov*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 5501/17*	*05.04.2005*	*16.12.2008*	*33 Lenina Prospekt, Tula*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 5501/18*	*05.04.2005*	*16.12.2008*	*43 Shchedrina Street, Ryazan*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*

erforming measures nd/or provision of services or protection of state ecrets (original copy)	№ 5501/19	15.06.2005	16.12.2008	29 Narodnogo Opolchenia Street, building 2, Moscow	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
erforming measures nd/or provision of services or protection of state ecrets (original copy)	№ 5501/20	09.09.2005	16.12.2008	1 10-th Avgusta Street, Ivanovo	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
erforming measures nd/or provision of services or protection of state ecrets (original copy)	№ 5501/21	21.09.2005	16.12.2008	3 Sobornaya Square, Belgorod	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
erforming measures nd/or provision of services or protection of state ecrets (original copy)	№ 229	23.12.2004	16.12.2008	35a Tereshkovoy Street, Lipetsk	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia
erforming measures nd/or provision of services or protection of state ecrets	№ 1246 M	05.05.2004	16.12.2008	OJSC CenterTelecom	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
erforming measures nd/or provision of services or protection of state ecrets (original copy)	№ 1246 / 1 M	05.05.2004	16.12.2008	3 Revolutsy Square, Belgorod	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
erforming measures nd/or provision of services or protection of state ecrets (original copy)	№ 1246 / 2 M	05.05.2004	16.12.2008	9 Karl Marx Square, Bryansk	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
erforming measures nd/or provision of services or protection of state ecrets (original copy)	№ 1246 / 3 M	05.05.2004	16.12.2008	42 Gorkogo Street, Vladimir	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)
erforming measures nd/or provision of services or protection of state ecrets (original copy)	№ 1246 / 4 M	05.05.2004	16.12.2008	35 Revolutsy Prospekt, Voronezh	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)

erforming measures nd/or provision of services or protection of state ecrets (original copy)	*№ 1246 / 5 M*	*05.05.2004*	*16.12.2008*	*1 10th Avgusta Street, Ivanovo*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
erforming measures nd/or provision of services or protection of state ecrets (original copy)	*№ 1246 / 6 M*	*05.05.2004*	*16.12.2008*	*38 Teatralnaya Street, Kaluga*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
erforming measures nd/or provision of services or protection of state ecrets (original copy)	*№ 1246 / 7 M*	*05.05.2004*	*16.12.2008*	*1 Podlipaeva Street, Kostroma*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
erforming measures nd/or provision of services or protection of state ecrets (original copy)	*№ 1246 / 8 M*	*05.05.2004*	*16.12.2008*	*8 Krasnaya Square, Kursk*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
erforming measures nd/or provision of services or protection of state ecrets (original copy)	*№ 1246 / 9 M*	*05.05.2004*	*16.12.2008*	*35a Tereshkovoy Street, Lipetsk*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
erforming measures nd/or provision of services or protection of state ecrets (original copy)	*№ 1246 / 10 M*	*05.05.2004*	*16.12.2008*	*23 Proletarskaya Street, Khimki, Moscow region*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
erforming measures nd/or provision of services or protection of state ecrets (original copy)	*№ 1246 / 11 M*	*05.05.2004*	*16.12.2008*	*43 Lenina Street, Orel*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
erforming measures nd/or provision of services or protection of state ecrets (original copy)	*№ 1246 / 12M*	*05.05.2004*	*16.12.2008*	*43 Shchedrina Street, Ryazan*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*

Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 1246 / 13 M*	*05.05.2004*	*16.12.2008*	*6 Ortyabrskoy Revolutsy Street, Smolensk*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 1246 / 14 M*	*05.05.2004*	*16.12.2008*	*2в Astrakhanskaya Street, Tambov*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 1246 / 15M*	*05.05.2004*	*16.12.2008*	*24 Novotorzhskaya Street, Tver*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 1246 / 16 M*	*05.05.2004*	*16.12.2008*	*33 Lenina Prospekt, Tula*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
Performing measures and/or provision of services for protection of state secrets (original copy)	*№ 1246 / 17 M*	*05.05.2004*	*16.12.2008*	*22 Komsomolskaya Street, Yaroslavl*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*

f a renewal is required the application for renewal shall be filed not later than 2 months and not earlier than 6 months before expiry of the license.
As a rule JSC CenterTelecom is able to secure license renewals.

.7. Joint activities in partnership

CenterTelecom participates in joint-cooperation (Agreement of particular partnership № 79/89 dated December 31, 1998) on creation, development and evenue service of cellular switching system of CDMA–800 standard (Company's share – 30%).

Other participants: Topsnabinvest LLC (share – 40%), Bowling-Center LLC (share – 30%).

Amount of investments: 6 491 036 rubles

Purpose of investments – profit earning.

Reached financial result

INANCIAL INDICATORS, thousand rubles		
	HI 2005	9 months of 2005
arnings	6 690	9 347
ales profit	1 576	1 758
re-tax profit	1 422	1 576
rofit from ordinary operations	1 422	1 576
istribution of profit from joint-cooperation	1 422	1 576
et profit	0	0
otal assets	33 198	33 463
ccount payable	1 725	1 957
ccounts receivable	19 506	20 201

Investment into the joint-cooperation (Agreement of particular partnership):

book cost as of September 30, 2005 – 6 710 005 rubles;

actual profit received in the reporting period – 472 690 rubles.

.8. Additional requirements to be met by issuers, which are joint-stock investment funds or insurance organizations

he Issuer is not joint-stock investment funds or insurance organizations.

.9. Additional requirements to be met by issuers for which natural resources extraction is the core activity

atural resources extraction is not the core activity for the Issuer.

2.10. Additional requirements to be met by issuers for which telecom service provision is the core activities.

) Licenses for communication services provision.
As of September 30, 2005

Licenses issued by the Ministry of the Russian Federation for Telecommunications and Information and Federal Service for Telecommunications Supervision of Russia

№	License title	License number	Conditions for conducted operations	Numbering capacity, subscriber base, coverage area	Date of issue	Valid till	Coverage area
1.	Provision of local and intra tariff band telephone service	№ 24064	- services of local and intra tariff band telephone communication of the public switched network; - services of telephone communication using hardware of the intelligent network	Total installed switching capacity not less than 6 657 000 lines	24.10.2002	24.10.2012	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
2.	Provision of local, international and domestic long-distance telephone services.	№ 23250	- services of local, international and domestic long-distance telephone	Total installed switching capacity not less than 30 044 payphones, not less than 3	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city

			communication at public telephone offices and public pay phones.	837 public telephone offices			of Moscow.
3	Lease of telecommunication channels	№ 23247	- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals.	Total number of provisioned pich communication channels, main digital channels including in network paths is 11 083	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
4.	Data services	№ 23248	- public data network services	Installed switching capacity should ensure connection of at least 257 460 users by the expiry, at least 119 338 users must be connected by the end of 2003.	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
5.	Provision of telematic services	№ 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	Installed switching capacity shall ensure connection of at least 502 115 users by the license expiry, including at least 270 156 users by the end of 2003. Throughput of	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.

			voice by the license expiry date shall be at least 2 986 simultaneous calls and at least 970 calls by the end of 2003. Number of participants in a video-conference call shall be 603. Number of public studios for users by the license expiry at least 1 097 and at least 664 by the end of 2003			
Provision of telegraph services	№ 24065	- telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)	Installed capacity of telegraph switching facilities should ensure meeting the demand for the telegraph services in the licensed territory.	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
Provision of sound program broadcasting over a wireline network	№ 24339	- broadcasting of sound program over a wireline network	The number of the main wire broadcasting stations by the end of 2003 - 3 572 487	28.11.2002	28.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
Provision of sound program broadcasting over a wireline network	№ 25058	- broadcasting of sound program over a wireline network	The number of the main wire broadcasting stations by the	07.02.2003	07.02.2008	Vostochny, Severnoe and Nekrasovka communities, microrayon Kosino of Moscow

			end of 2003 - 991.			
Provision of cellular telephone service in 450 MHz band	№ 24066	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2 000 lines and 10%, by the end of 2005: 3 000 lines and 60%.	14.11.2002	14.11.2005 The application № 22-10/6096 dated 05.09.2005 was filed to the Federal Service for Telecommunications supervision, the renewal prospects are favorable. Incoming document of the Federal Service for Telecommunications Supervision of the RF № 22052 dated 08.09.2005	Ivanov region
Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30244	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013	Ivanov region
Provision of cellular telephone service in 450	№ 24067	- cellular public telephone service	Installed network capacity and	14.11.2002	14.11.2005	Kostroma region

	MHz band		using GSM standard in 450 MHz band	coverage by the end of 2004: 2 000 lines and 10%, by the end of 2005: 3 000 lines and 60%.		The application № 22-10/6096 dated 05.09.2005 was filed to the Federal Service for Telecommunications supervision, the renewal prospects are favorable. Incoming document of the Federal Service for Telecommunications Supervision of the RF № 22054 dated 08.09.2005	
.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30245	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013	Kostroma region
.	Provision of cellular telephone service in 900 MHz band	№ 24069	- cellular public telephone service using GSM standard in 900 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 80 000, 80% coverage.	14.11.2002	01.03.2006	Tambov region
.	Provision of cellular telephone service in 800 MHz band	№ 24070	- cellular public telephone service using GSM standard in 800 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 1 000, 100%	28.11.2002	01.10.2006	Tula region

				coverage.			
.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	№ 24068	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 3 000 lines and 15%, by the end of 2005: 10 000 lines and 60%.	14.11.2002	14.11.2005 The application № 22-10/6097 dated 07.09.2005 was filed to the Federal Service for Telecommunications supervision, the renewal prospects are favorable. Incoming document of the Federal Service for Telecommunications Supervision of the RF № 22050 dated 08.09.2005	Yugoslavs region
.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30246	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013	Yugoslavs region
.	Personal radio paging service	№ 23251	- personal radio paging on public	Upper limit– 10 000, using the	14.11.2002	14.11.2005	Ivanovo region

			telecommunications network	frequency of 159.6375 MHz.			
2.	Personal radio paging service	№ 23252	- personal radio paging on public telecommunications network	Upper limit– 20 000, using the frequency of 157.225 MHz, 165.000 MHz.	14.11.2002	14.11.2005	Yaroslavl region
1.	Mobile radio telephone service	№ 24325	- mobile radio telephone service on public telecommunications network	Upper limit of number of subscribers is 300 using 330 MHz band	14.11.2002	14.11.2007	Belgorod region
2.	Mobile radio telephone service	№ 24326	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 500, using 330 MHz band	14.11.2002	14.11.2007	Vladimir region
3.	Mobile radio telephone service	№ 24327	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 1,800, using 330 MHz band	14.11.2002	14.11.2007	Voronezh region
4.	Mobile radio telephone service	№ 24328	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 800, using 330 MHz band	14.11.2002	14.11.2007	Ivanovo region
5.	Mobile radio telephone service	№ 24695	- radio-telephone service over a public network	Installed capacity by 2007 end – at least 600 lines in 828-831 MHz and 873-876 MHz bands	30.12.2002	30.12.2007	Ivanovo region
6.	Mobile radio telephone service	№ 24329	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 480, using 330 MHz band	14.11.2002	14.11.2007	Kaluga region
7.	Mobile radio telephone service	№ 24330	- mobile radio telephone service on public	Upper limit of subscriber number 400,	14.11.2002	14.11.2007	Kursk region

			telecommunications network	using 330 MHz band			
8.	Mobile radio telephone service	№ 24331	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007	Lipetsk region
9.	Mobile radio telephone service	№ 24332	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 4 000, using 330 MHz band	14.11.2002	14.11.2007	Moscow region
10	Mobile radio telephone service	№ 24333	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 200, using 330 MHz band	14.11.2002	14.11.2007	Orel region
11.	Mobile radio telephone service	№ 24334	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007	Ryazan region
12.	Mobile radio telephone service	№ 24335	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007	Smolensk region
13.	Mobile radio telephone service	№ 24336	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 270, using 330 MHz band	14.11.2002	14.11.2007	Tver region
14.	Mobile radio telephone service	№ 24337	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 900, using 330 MHz band	14.11.2002	14.11.2007	Tula region
15.	Mobile radio telephone service	№ 24338	- mobile radio telephone service on public telecommunication	Upper limit of subscriber number 400, using 330 MHz	14.11.2002	14.11.2007	Yaroslavl region

			s network	band			
.	On-air broadcasting of sound programs	№ 16541	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Vladimir region	17.10.2000	17.10.2005 Federal Service on Telecommunications Supervision adopted decision № 33 dated 14.09.2005 to issue license № 35111 for on-air broadcasting services provision. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	Vladimir region
.	On-air broadcasting of sound programs	№ 23262	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Voronezh region	01.08.2002	01.08.2005 Federal Service on Telecommunications Supervision adopted decision № 31 dated 29.08.2005 to	Voronezh region

						issue license №34303 for on-air broadcasting services provision. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	
.	On-air broadcasting of sound programs	№ 21497	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Ivanovo region	14.03.2002	11.08.2005 Federal Service on Telecommunications Supervision adopted decision № 31 dated 29.08.2005 to issue license № 34302 for on-air broadcasting services provision. At the current moment the license is in Rossvyaznadzor of the RF	Ivanovo region

						(Telecommunications supervising body) at the technical registration stage.	
4.	Broadcasting of sound and TV programs on cable TV networks	№ 23533	- broadcasting of sound and TV programs on cable TV networks	Up to 10 thousand subscribers	29.08.2002	29.08.2007	Ivanovo
5.	Broadcasting of sound and TV programs on cable TV networks	№ 27631	- broadcasting of sound and TV programs on cable TV networks	Up to 1.3 thousand subscribers	18.08.2003	20.08.2006	Vorotynsk community of Babynsk area, Kaluga region
6.	On-air broadcasting of sound programs	№ 17394	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Kaluga region	15.02.2001	15.02.2006	Kaluga region
7.	On-air broadcasting of TV programs	№ 28681	- on-air broadcasting of TV and sound programs	On-air broadcasting of TV and sound programs in the Kaluga region	31.10.2003	27.08.2008	Kaluga region
8.	On-air broadcasting of TV programs	№ 13402	- on-air broadcasting of TV and sound programs	On-air broadcasting of TV and sound programs in the Kostroma region	30.11.1999	10.05.2005 Federal Service on Telecommunications Supervision adopted decision № П23-2-05-02-6 dated 31.05.2005 to issue license № 32187 for	Kostroma region

						on-air broadcasting services provision. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	
9.	On-air broadcasting of TV programs over cable TV network	№ 28953	- Provision of on-air broadcasting of TV programs over cable TV network	Up to 60 000 subscribers	12.11.2003	12.11.2006	Kostroma
10.	On-air broadcasting of TV programs	№ 14429	- On-air broadcasting of TV programs	TV broadcasting programs in the Kursk region	09.03.2000	22.06.2005 Federal Service on Telecommunications Supervision adopted decision № П23-2-05-02-8 dated 30.06.2005 to issue license № 32839 for on-air broadcasting services provision. At the current	Shchigry, Kursk region

						moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	
1	On-air broadcasting of sound programs	№ 23557	- on-air broadcasting of sound programs	Radio programs broadcasting in the Kursk region	29.08.2002	29.08.2007	Gorshechnoye community, Kursk region
2	Provision of telecommunication services for cable broadcasting	№ 31082	- telecommunication services for cable broadcasting	*Services provision in Kursk region*	25.03.2005	18.03.2010	Kursk
3	On-air broadcasting of sound programs	№ 23543	- on-air broadcasting of sound programs	Radio programs broadcasting in the Lipetsk region	29.08.2002	29.08.2007	Lipetsk region
4	On-air broadcasting of sound programs	№ 32046	-	-	31.05.2005	Federal Service on Telecommunications Supervision adopted decision № П23-2-05-01-6 dated 31.05.2005 to issue license № 32046 for	Lipetsk region

						on-air broadcasting services provision. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.	
5	On-air broadcasting of TV programs	№ 23924	On-air broadcasting of TV programs using MMDS system in 2500 – 2700 MHz band	On-air broadcasting of TV programs in Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region	04.10.2002	04.10.2007	Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region
6	On-air broadcasting of TV programs	№ 20413	- On-air broadcasting of TV programs	Broadcasting of TV programs in Moscow region	10.12.2001	10.12.2006	Moscow region
7	On-air broadcasting of sound programs	№ 31551	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in Moscow region	26.04.2005	22.04.2008	Moscow region
8	Broadcasting of TV and sound programs over cable TV network	№28932		68 000 subscribers	12.11.2003	12.11.2006	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region
9	On-air broadcasting of sound	№ 18299	- on-air broadcasting	On-air	18.05.2001	18.05.2006	Tambov region

.	programs		of sound programs	broadcasting of sound programs in Tambov region			
20.	Provision of telecommunication services for cable broadcasting	№ 31083	telecommunication services for cable broadcasting	*Services provision in Yaroslavl region*	15.03.2005	18.03.2010	Yaroslavl
21.	On-air broadcasting of sound programs	№ 26670	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in Yaroslavl region	05.06.2003	16.07.2007	Yaroslavl and neighbouring settlements, Yaroslavl region

Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base are met according to the license validity conditions.
Extent of meeting by the issuer of these obligations: fulfilled according to the license requirements.
Factors that might adversely affect fulfillment by the issuer of its license obligations: circumstances beyond the reasonable control.
Probability of occurrence of such negative factors: not found

b) Telecommunications networks

Local telecommunications

OJSC CenterTelecom is the principal operator in the telecom market of the Central part of Russia for provision of an access to the local telephone network.

OJSC CenterTelecom is the largest among MultiRegional telecommunications companies created in 2002. The Company owns a well-developed telecommunications infrastructure in the most densely populated area of Russia, accounting for about 20% of Russia's total population.

The Company operates in 17 constituents entities of the Russian Federation.

JSC CenterTelecom provides a wide range of services, like POTS, Internet, data, on-air and Cable TV, wireline and UHF radio, lease of channels and other resources, etc. The Company also offers public network interconnection to other operators.

Installed switching capacity of JSC CenterTelecom telephone network as of October 1, 2005 according to current information is 6 878 334 subscriber lines.

Nowadays local telephone networks constitute a complex system with some 9 000 switches of different makes. Telecommunications network of OJSC CenterTelecom is constantly improved and modernized. New digital exchanges and switching nodes are brought into operation, digital links and microwave lines are built. Capacity of digital switches as of October 1, 2005 accounts for 49.5 of the total installed switching capacity. Installation of modern digital switches both locally made and from foreign vendors not only expands network switching capacity but also makes it possible to offer a wider range of services, including Internet, ISDN, data, etc.

Urban telephone lines account for 85 % of the total PSTN capacity of OJSC CenterTelecom, while capacity of rural networks makes up the rest (15%); evidencing a clear dominance of urban telephone networks in the overall structure of local telecommunications of the Company.

Cable and linear assets of the local networks of JSC CenterTelecom are installed and used for provision of services according to licenses. Total length of the cable links is 736.765 thousand km and the figure is constantly growing, of which some 5.861 thousand km are fiber-optic links.

Long-distance telecommunications

OJSC CenterTelecom offers domestic long-distance and international telecommunication services based on agreements with Russia's leading long-distance carrier – OJSC Rostelecom.

Traffic between local telephone networks and trunk network of Rostelecom is routed via long-distance exchanges. At the moment OJSC CenterTelecom owns 26 such switches.

Both fiber-optic and microwave links are used for interstation and intraareal communications implementation.

The length of intraareal band trunk transmission channels according to current data as of October 1, 2005 is 32 295.5 km, including 13 414.85 km of fiber-optic links laying a solid basis for provision of high-quality digital channels and trunk links. Only certified for compliance and meeting strict requirements fiber-optic cables are used. Some 185.5 km of intraarial-band fiber-optic links were commissioned for service in Q3 2005.

All local centers and key regional cities have an access to IDD telephone service. The Company bills its customers for long-distance services, collects payments in respect of the services rendered, and settles accounts with Rostelecom for carrying long-distance traffic.

SUMMARY
of radio frequencies allocated by bodies of the State radio-frequency service according to applicable law for provision of telecommunications services using radio-electronic means in the Central Federal District of the Russian Federation

In order to provide telecommunications services using means of radio-electronic communications the following frequency resources were allocated to OJSC CenterTelecom:

1. To provide on-air TV and radio broadcasting (TV and sound program on-air broadcasting) on the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, Tver, Yaroslavl regions – altogether 134 radio frequency assignments, executed in 44 permits issued in accordance with the RF legislation (the "permits").

2. To provide cellular radio-telephone services using NMT-450 standard in the territory of Ivanovo, Kostroma and Yaroslavl regions – altogether 440 frequency assignments, executed in 8 permits.

3. To provide cellular radio-telephone services in the territory of Tambov region:
using GSM-900 – altogether 836 frequency assignments in nine permits;
using GSM-1800 standards – 196 frequency assignments in two permits.

4. To provide cellular radio-telephone services using AMPS/DAMPS standards in the territory of Tula – altogether 24 frequency assignments in one permit.

5. To provide mobile radio-telephone service using MRT 1327 (Altay) standard in the territory of Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, Yaroslavl regions – altogether 1 292 frequency assignments in 34 permits.

6. To provide personal radio-paging services in the territory of Ivanovo and Yaroslavl regions – altogether 16 frequency assignments in two permits.

7. To provide local telephony services using wireless access systems in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tula regions – altogether 409 radio frequency assignments (radio channels) in 92 permits.

Additionally, 504 frequency assignments in 111 permits were secured for provision of transmission systems on local and trunk lines using microwave equipment.

3.3. Issuer's future business plans.

In Q4 2005, scheduled measures for development and upgrade of local and intraband communication networks will be continued with the up-to-date technologies. By the end of the year it is planned to commission facilities in Upper Volga, Moscow, Tambov, Lipetsk, Vladimir, Orel, Smolensk, Bryansk and Kursk branches, which installed capacity should constitute over 75 thousand numbers. It is also scheduled to lay about 135 km of FOC in the Upper Volga, Moscow, Lipetsk and Orel branches. The main trend of public communications network development is their phased conversion into multi-service networks, rendering all types of telecommunication services.

It is planned to further expand multi-service communication networks in Ryazan and Upper Volga branches of the Company. By the end of the year it is planned to put into operation multiservice network in Kursk branch.

In Q4 it is also planned to continue construction of the corporate data transmission network within the framework of OJSC Svyazinvest rearrangement program. By the end of the year, in the framework of this program, all branches, General Directorate and Call-center are to be unified in common information space.

In Q4 it is planned to conduct works on shift from 0 to 4 in geographically defined numbering codes ABC in Centertecom's branches.

3.4. Issuer's participation in production, banking, financial groups, holdings, groups of companies and associations

As of October 1, 2005 OJSC «CenterTelecom» participated in 22 non-profit organizations:

NONPROFIT INSTITUTIONS				
№	**Name of the institution**	**Enlistment year**	**Functions**	**Participation objectives**
1	Association of Telecommunication Open Joint-stock Companies of the Russian Central Region	1995	Coordination of activity in the communications sphere in the CFR. Representation of common interests in state and other authorities and international institutions.	Participation in arrangement of new organization forms in communication enterprises management. Arrangement of the advanced training of managers, key personnel and other categories of communication employees. Promotion of public authorities' initiatives directed towards telecommunication systems development in the region.
2	Association of communication quality control and informatization International Telecommunications Quality Congress	2000	Promotion and enhancement of state and corporate management quality, attractiveness as investment and competitive advantages of the companies on the information and telecommunications market.	Obtaining data on quality of goods and services at the Russian telecommunication market and activity of other telecommunication companies.
3	Association of paging communication operators	1996	Coordination of communication operators' activity in the sphere of paging communication services.	Promotion of paging communication services.
4	Association of MDKR network operators (CDMA)	1998	Elaboration of unified approaches to solution of general system and network problems.	Coordination of business activity, protection of interests of operators rendering communication services in the CDMA standard. Cooperation with CDMA equipment manufacturers.
5	MART international association	2000	Coordination of communication operators' activity in the sphere of broadcasting services.	Technical and information support of Association members and regional companies of cable and over-the-air television.
6	Association of operators of ISKRA federal business communications network	1999	Promotion of the associated communication network of the RF, integration of domestic and foreign equipment and software with a view to enhance the quality of communication services rendered by ISKRA FBCN.	Participation in development of the associated communication network of the RF. Integration of domestic and foreign equipment and software with a view to enhance the quality and scope of communication services rendered by ISKRA FBCN.
7	Bryansk regional association of production and	1990	Consolidation of activity of labor collectives and members of the Association with a view	Enhancement of performance and protection of interests of production and commercial

	commercial enterprises (employers)		to implement the Complex program for the region social and economic development.	enterprises of the region. Integration and coordination of regional employers' activity in economic development task solution. Arrangement of conditions for accelerated enterprises development and integration of technological advances.
8	Non-profit partnership Kaluga association of manufacturers and entrepreneurs REGION	1994	Arrangement of conditions for accelerated development and integration of technological advances at production enterprises.	Promotion in development, cooperation and specialization of production under the conditions of market relations establishment. Professional promotion of enterprise managers and employees. Solution of tasks for economic establishment and advance in the regional living standard.
9	Independent non-profit organization Kaluga research center	1997	A Golubitsky's grant is annually awarded to 10 students of Bauman MGTU and Kaluga State University.	Promotion of scientific and engineering potential of the region.
10	Non-profit partnership TelecomForum	2003	Support of formation of an information society in Russia as an element of a global information space. Cooperation in promotion of information and telecommunication infrastructure in the RF territory.	Informal dialogue settling of issues on cooperation with overseas telecommunication companies, Ministry of information technologies and communication of the RF, OJSC Svyazinvest, other public authorities and Russian enterprises in the sphere of communication and informatization.
11	Povolzhskaya association of information telecommunication engineers TELEINFO (PAITE)	1996	Cooperation in integration of advance technologies into country's telecommunication networks. Rearrangement, upgrade and digitalization of urban, regional and rural communication centers. Publication of the regional research journal regional Telecommunication Field (hereinafter referred to as RTF). *Arrangement of annual international scientific and technical workshops, conferences,* Samara telecommunication round table.	Training of the young and specialists. Rearrangement and construction of digital PBX and their technological maintenance. Cooperation with the regional research journal RTF. Integration of scientific and technical products within the framework of training programs.
12	Union of Ivanovo region manufacturers	1996	Proposals to executive and legislative public authorities of	Obtaining data on monopoly rates.

	and entrepreneurs		Ivanovo region, RF in the sphere of optimization of the economic policy being implemented.	
13	Association of open joint-stock telecommunication companies of the Central Chernozemny region	1997	Settling of tasks for accelerated development of communication companies and amelioration of operators' living standard. Promotion in development, cooperation and specialization of communication services. Implementation provision of the state policy in the sphere of telecommunication systems in the CBBR by implementing federal, branch-specific and regional programs and projects.	Coordination of activity in the Central Chernozemny region. Representation of common interests in public authorities, relations with third parties, including international establishments.
14	Non-governmental pension fund Telecom-Soyuz	2002	Implementation of social aims in the form of non-state pension payments to the Fund participants, payment of an accumulating part of the labor pension to the insured persons and professional pension payment to the insured persons.	Fund servicing of honored employees of the branches and general directorate of OJSC CenterTelecom, awarded by non-state retirement insurance.
15	International association of DSM MoU cellular communication operators	1998	Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems. International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia) Certification of equipment and working out of international agreements in relation to mobile stations, SIM cards (A3-A8, A5 algorithms), alarm system (MAP, INAP), billing system and settlements system (TAP1-TAP3), security and voice code systems.	Obtaining SIM card ciphering algorithms for cellular phones with a view to ensure data confidentiality. Replacement of cellular phones encoding (RUS-38 by Tambov GSM).
16	Association of GSM cellular mobile communication network operators	1995	Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems. International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia)	Standards development, certification of equipment and working out of international agreements in relation to mobile stations, SIM cards (A3-A8, A5 algorithms), alarm system (MAP, INAP), billing system and settlements system (TAP1-TAP3), security and voice code systems. Elaboration of draft laws and decrees in the sphere of

				telecommunications, health care and environmental safety.
17	Association of operators rendering pay telephone services, equipment manufacturers, research, design and engineering organizations in the sphere of telecommunications	2001	Design, manufacture and integration of public telephone equipment, payment control systems, security and safety facilities. Provision of public telephone-based services to individuals.	Coordination of actions with Russian communication operators in construction, development and operation of public telephone networks.
18	Non-profit partnership Center for Investigation of Telecommunications Development Problems	2002	Investigation of telecommunication services market problems development. Cooperation in promotion of competitive advantages of communication branch companies. Creation and maintenance of an attractive image of communication companies and the Partnership itself for Russian and overseas investors and consumers.	Investigation of telecommunication services market problems development. Joint elaboration of draft legislative acts directed at settling the tasks of enhanced performance of communication companies. Provision of consulting, information and other cooperation to communication companies. Joint implementation of measures and programs directed at enhanced performance and operability of communication companies. Information activity, including cooperation with mass media.
19	Public Association of Document Telecommunication	2002	Development of Internet technologies. Arrangement of workshops in information security. Cooperation in implementation of state programs in the sphere of information communications. Analysis of standardization processes in information communications.	Monitoring of telecommunication services in the RF territory. Consulting in information risks and indemnity against liability. Placement of business offers for communication operators in the quarterly analytical and information magazine Recording Telecommunication.
20	Association of Federal Cellular Network NMT-450 Operators	1995	Coordination of operators providing services in NMT-450 standard	Cooperation with other operators providing services in NMT-450 standard
21	Union of Communication Equipment Producers and Consumers	2004	The union of national enterprises developing and producing communication equipment, technical equipment suppliers, communication operators, designing and other communication development related organizations. Coordination of communication equipment designers, producers	Involvement of the national enterprises for implementation of equipment production and supply orders, building and assembly works and commissioning. Contract conclusion with credit organizations, investment, off-budget and other funds in order to receive credits on beneficial

			and consumers activities in order to increase the efficiency of the modern scientific and technical policy implementation in communication industry.	terms. Participation in communication industry dedicated exhibitions, fairs, presentations, seminars and symposia.
22	Russian Fund of Communications History	2002	Restoration of A.S. Popov communication museum in Saint-Petersburg. Arrangement of A.S. Popov award. Arrangement of A.S. Popov Russian contest in physics. Renovation of Saint-Petersburg head post office. Annual recognition of the veterans in domestic radio engineering and communication on the Day of Radio, 7 May.	Financial backup for Restoration of A.S. Popov communication museum in Saint-Petersburg, arrangement of A.S. Popov award, arrangement of A.S. Popov all-Russian contest in physics, renovation of Saint-Petersburg head post office, annual recognition of the veterans in domestic radio engineering and communication on the Radio Day, 7 May.

3.5. Daughter and Affiliated business/companies of the Issuer

Full tradename: AEROCOM Open Joint Stock Company

Short tradename: AEROCOM OAO

Located at flat 32, 80 Leningradsky Prospekt Str., Moscow 125190, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The share of the subsidiary's ordinary stock owned by the Issuer: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- local, intercity and international communication services;
- local, intercity and international communication services over a dedicated network;
- the provision of data transmission services;
- the provision of the services of telematic centres.

A description of such a company's significance for the Issuer:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Sergei V. Biryukov (1956)
Irina Yu. Kashentseva (1969)
Maxim A. Pegasov (1966), Chairman of the Board of Directors
Sergei V. Nazarov (1971)
Vladimir A. Petrov (1953)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Sergei V. Biryukov (1956)

Full tradename: Teleport Ivanovo (TPI) Limited Liability Company

Short tradename: Teleport Ivanovo OOO

Located at 90 Tashkentskaya Str., Ivanovo 153032, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- data transmission services;
- cellular and paging communication services;
- trade in communication devices.

A description of such a company's significance for the Issuer:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Alexander A. Kopytin (1971)

Full tradename: MobilCom Limited Liability Company

Short tradename: MobilCom OOO

Located at 17 Mira Street, Vladimir 600017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of trunking communication services to the businesses of the Vladimir Region.

A description of such a company's significance for the Issuer:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Leonid N. Kopachenko (1943)

Full tradename: Russian Telecommunication Network Open Joint-Stock Company

Short tradename: RTS OAO

Located at 2/15 Maroseika Str., Moscow 101000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The share of the subsidiary's ordinary stock owned by the Issuer: 100%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of telecommunication services, system integration in the area of building corporate networks, including telecommunication equipment supplies.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Viktor A. Polischuk (1938), Chairman of the Board of Directors
Sergei V. Biryukov (1956)
Ruben A. Amaryan (1949)
Vladimir V. Kozin (1970)
Alexei A. Lokotkov (1950)
Sergei V. Nazarov (1971)
Sergei V. Pridantsev (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Sergei V. Biryukov (1956)

Full tradename: Telecom-Stroy Limited Liability Company

Short tradename: Telecom-Stroy OOO

Located at 6, 2nd Minsky Pereulok, Ivanovo 153017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- construction and repair works

A description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Andrei V. Saprykin (1957), Chairman of the Board of Directors
Vera V. Kuzovkina (1970)
Oleg V. Shepelev (1950)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Oleg I. Shepelev (1950)

Full tradename: Telecom-Terminal Limited Liability Company

Short tradename: Telecom-Terminal OOO

Located at 13 Lenin Prospekt, Ivanovo 153000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- trade in terminal devices;
- the repair of terminal devices;
- aftersale services to the subscribers of the GSM 1800 cellular communication network in the framework of the contract with OJSC MTS, the Ivanovo Branch;
- provision of consultation services with regard to the hardware of information systems for communications.

A description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Sergei A. Grushin (1967), Chairman of the Board of Directors
Anna P. Belyayeva (1972)
Sergei L. Tikhonov (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Sergei L. Tikhonov (1967)

Full tradename: Vladimir Teleservice Closed Joint-Stock Company

Short tradename: Vladimir Teleservice ZAO
Located at 20 Gorokhovaya Str., Vladimir 600017, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's ordinary stock owned by the Issuer: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- providing the services of telematic centres and data transmission services on the territory of the Vladimir Region.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Anatoly Ye. Brekhov (1952)
Petr N. Martyshechkin (1956)
Elena K. Romskaya (1957), Chairman of the Board of Directors
Irina Yu. Kashentseva (1969)
Vladimir A. Petrov (1953)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of

the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Andrei G. Andreyev (1970)

Full tradename: CenterTelecomService of the Moscow Region, Closed Joint-Stock Company

Short tradename: CTKS MO ZAO

Located at 1a Kolomensky Proyezd, Moscow 115446, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The share of the subsidiary's ordinary stock owned by the Issuer: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- providing the services of dial-up and dedicated-line access to the Internet;
- providing data transmission services;
- implementing integration projects.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Sergei V. Biryukov (1956), Chairman of the Board of Directors

Andrei V. Galayev (1962)

Nikolai V. Mezhuyev (1962)

Maxim A. Pegasov (1966)

Pavel V. Polishchuk (1977)

Alexei V. Savelyev (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

Vladimir A. Petrov (1953), Chairman of the Management Board

Vadim M. Kondratov (1969)

Maxim A. Pegasov (1966)

Konstantin N. Shadrin (1960)

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vladimir A. Petrov (1953)

Full tradename: TverTelecom Limited Liability Company

Short tradename: TverTelecom OOO

Located at 24 Novotorzhskaya Str., Tver 170000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 85 %

The size of the subsidiary's share in the Issuer's authorized capital: 0.017572 %

The share of the Issuer's ordinary stock owned by the subsidiary: 0.023429 %

A description of the company's main type of operations:

- the construction and overhaul of communication facilities;
- the lease-out of communication channels;
- the provision of local and intra-area phone communication services;
- the provision of the services of telematic centres;
- the provision of local, intercity and international communication services over a dedicated network;
- the provision of data transmission services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Elena K. Romskaya (1957), Chairman of the Board of Directors

Sergei A. Grushin (1967)

Vladimir A. Petrov (1953)

Artem Yu. Shatrakov (1972)

Oleg S. Shedenkov (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vitaly S. Kostenko (1944)

Full tradename: VladPage Limited Liability Company

Short tradename: VladPage OOO

Located at 42 Gorky Str., Vladimir 600017, Russia

The size of the Issuer's share in the subsidiary's authorized capital: 75 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

No economic operations are carried out.

The Annual General Meeting of VladPage OOO resolved to liquidate the Company (Minutes dated 31 May 2004).

An 8-person liquidation commission was elected:

1. Anatoly N. Korovin (1946)
2. Alexander G. Udilov (1955)
3. Olga A. Antonova (1971)
4. Yulia V. Markina (1975)
5. Yulia V. Bondareva-Bityai (1975)
6. Mikhail L. Romanov (1981)
7. Yekaterina B. Privalova (1973)
8. Livery V. Dzhusoyev (1964)

Full tradename: CenterTelecomService Closed Joint-Stock Company

Short tradename: CenterTelecomService ZAO

Located at room 101, 23 Proletarskaya Str., Khimki, Moscow Region 141400, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 74.9 %

The share of the subsidiary's ordinary stock owned by the Issuer: 74.9 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of local, intercity, international phone communication services, data transmission services;
- the lease-out of communication channels.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Ruben A. Amaryan (1949), Chairman of the Board of Directors

Alexei A. Lokotkov (1950)

Sergei V. Pridantsev (1967)

Ella M. Zhuravleva (1961)

Pavel V. Polishchuk (1977)

Vadim M. Kondratov (1969)

Ruslan V. Kryazhev (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

Sergei V. Pridantsev (1967)

Nikolai V. Mezhuyev (1962)

Maxim A. Pegasov (1966)

Vadim M. Kondratov (1969), Chairman of the Management Board

Nikita Yu. Brodsky (1973)

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vadim M. Kondratov (1969)

Full tradename: Svyaz-Service-Irga Production and Commissioning Enterprise, Limited Liability Company

Short tradename: Svyaz-Service-Irga PVP OOO

Located at 21 Yesenina Str., Ryazan 390046, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 70 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the repair and maintenance of communication equipment, the designing of communication lines.

A description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Alexander V. Boitsev (1955)

Full tradename: Vladimirsky Taxophone Limited Liability Company

Short tradename: Vladimirsky Taxophone Ltd.

Located at 32-a Prospekt Stroiteley, Vladimir 620014, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 51 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of activity:

- the establishment and arrangement, in the city of Vladimir and the Vladimir Region, of a network of universal card phones so as to provide the population with local, intercity and international communication services; the services of service phone cards (SPC).

The company's significance for the Issuer's activity:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Anatoly N. Korovin (1946), Chairman of the Board of Directors
Vladimir I. Yurkin (1951)
Ida A. Saakyan (1944)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vladimir I. Yurkin (1951)

Full tradename: Telecom Closed Joint-Stock Company of the Ryazan Region

Short tradename: JSC Telecom

Located at 36 Svobody Str., Ryazan 390006, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 50.9 %

The share of the subsidiary's ordinary stock owned by the Issuer: 50.9 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of local, intercity and international communication services;
- the services of equipment lease-out.

A description of such a company's significance for the Issuer's activity:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Vladimir N. Shevnev (1941)
Vladimir I. Veretennikov (1952)
Vladislav N. Shatilov (1959)
Ludmila A. Arzhannikova (1960)
Andrei L. Kostromtsov (1961)
Natalia A. Sudareva (1958)
Yuri A. Chemerikin (1954), Chairman of the Board of Directors

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

Olga V. Shapkina (1959), Chairman of the Management Board
Irina N. Savushkina (1968)
Olga V. Tulyupa (1970)

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Olga V. Shapkina (1959)

Full tradename: TeleRoss-Voronezh Closed Joint-Stock Company

Short tradename: JSC TeleRoss-Voronezh

Located at 25 Krasnoarmeiskaya Str., Voronezh 394000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 50 %

The share of the subsidiary's ordinary stock owned by the Issuer: 50 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of activity:

- the lease-out of communication equipment.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its activities contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Alexander G. Kudryavtsev (1954), Chairman of the Board of Directors
Alexander V. Khaustovich (1949)
Natalia A. Sudareva (1958)
Andrei Ye. Patoka (1969)
Vasily M. Petrov (1956)
Vera V. Kuzovkina (1970)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Vasily M. Petrov (1956)

Full tradename: Smolensk Cellular Telecommunications Closed Joint-Stock Company

Short tradename: JSC Smolensk Cellular Telecommunications

Located at 6 Oktyabrskoy Revolutsii Str., Smolensk 214000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 40 %

The share of the subsidiary's ordinary stock owned by the Issuer: 40 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of activity:

- the provision of AMPS-800, GSM-1800 cellular communication services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Alexander N. Chugunkov (1965)

Full tradename: Belgorod Cellular Network Closed Joint-Stock Company

Short tradename: Belgorod Cellular Network CJSC

Located at 3 Revolutsii Square, Belgorod 308000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 30 %

The share of the subsidiary's ordinary stock owned by the Issuer: 30 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of such a company's significance for the Issuer's operations:

- the provision of AMPS-800, GSM-1800 cellular communication services.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Alexander Ye. Slepokurov (1972)

Full tradename: COSTARS Insurance Company of the Telecommunications Employee Labour Union, Closed Joint Stock Company

Short tradename: Costars IC CJSC

Located at 42 Leninsky Prospekt, Moscow 117119, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 28 %

The share of the subsidiary's ordinary stock owned by the Issuer: 28 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of activity:

- life insurance for communications workers.

A description of such a company's significance for the Issuer's operations:

- the company works in a line other than the main line of OJSC CenterTelecom operations. Participation in its operations contributes to providing to the employees of OJSC CenterTelecom of life insurance services.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Oleg S. Shedenkov (1975)
Galina V. Rysakova (1967)
Dmitry A. Ageyev (1972)
Ella M. Zhuravleva (1961)
Anatoly G. Nazeikin (1946), Chairman of the Board of Directors

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Nikolai A. Polosukhin (1951)

Full tradename: OJSC Rinfotels Telecommunication Company

Short tradename: Rinfotels TC JSC

Located at 43 Yesenin Str., Ryazan 390023, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 26 %

The share of the subsidiary's ordinary stock owned by the Issuer: 26 %

The size of the subsidiary's share in the Issuer's authorized capital: 0.001089 %

The share of the Issuer's ordinary stock owned by the subsidiary: 0.001452 %
A description of the company's main type of activity:

- the provision of data transmission services;
- the services of telematic centres;
- Internet access provision.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Serguei V. Bobylev (1961)
Igor M. Maizels (1954)
Valery P. Melkov (1945)
Yelena K. Romskaya (1957), Chairman of the Board of Directors
Mikhail A. Tulyupa (1971)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Serguei V. Bobylev (1961)

The list of General Directors, members of Boards of Directors (Supervisory Boards), members of the Management Boards of the companies specified in this clause, being the stockholders of OJSC CenterTelecom as of ***September 30, 2005.***

Full name of Director General, member of the Board of Directors (Supervisory Board) or member of the Management Board	***Share of the ordinary stock of OJSC CenterTelecom owned by this person, %***	***This person's share in the authorized capital of OJSC CenterTelecom, %***
Ruben A. Amaryan	0.022986	0.017239
Sergey V. Bobylev	0.000003	0.000003
Anatoly Ye. Brekhov	0.055643	0.043099
Andrei V. Galayev	0.000032	0.000024
Ella M. Zhuravleva	0.001093	0.000820
Anatoly N. Korovin	0.000270	0.000405
Vitaly S. Kostenko	0.000000	0.000024
Aleksey A. Lokotkov	0.008260	0.006195
Igor M. Maizels	0.000187	0.000456
Petr N. Martyshechkin	0.000951	0.001616
Nikolai V. Mezhuyev	0.000063	0.000048
Valery P. Melkov	0.033066	0.025474
Maxim A. Pegasov	0.000425	0.000318
Yelena K. Romskaya	0.000685	0.000514
Andrei V. Saprykin	0.012387	0.010306
Natalia A. Sudareva	0.000350	0.000442
Olga V. Tulyupa	0.003598	0.002699

Alexander G. Udilov	0.000051	0.000190
Alexander V. Khaustovich	0.133398	0.102933
Yuri A. Chemerikin	0.002029	0.002123
Artem Yu. Shatrakov (1972)	0.000127	0.000095
Vladimir N. Shevnev	0.028180	0.023227
Vladimir I. Yurkin	0.000027	0.000020
Valery A. Ushakov	0.000095	0.000358

The remaining General Directors, members of the Boards of Directors (Supervisory Boards) and members of the Management Boards of the companies specified in this clause are not stockholders of OJSC CenterTelecom.

3.6. Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets.

3.6.1. Fixed assets.

Name of the fixed assets group	Original(replacement) cost, rubles	Amount of accrued depreciation, rubles
Reporting date: September 30, 2005		
Land lots and natural management facilities	21 073 143	
Buildings	4 504 297 449	1 021 121 266
Installations	14 087 198 349	6 007 320 326
Machines and equipment	25 707 816 187	10 042 816 785
Vehicals	587 175 439	387 460 320
Other	2 151 410 080	1 219 522 570
Total:	**47 058 970 647**	**18 678 241 267**

The way of fixed assets revaluation:

Prior to Company's aggregation on November 30, 2002, Issuer's fixed assets had not been revaluated. Fixed assets of associated companies had been balanced at their residual balance value as of November 30, 2002. However, it will be observed that some of the associated companies undertook revaluations within the period from 2000 to 2002. Due to the fact that revaluations were performed by independent companies at that moment and in different time (Voronezh, Orel, Tambov – 2000, Tula, Kaluga and Kostroma – 2001, Tver – 2000-2002) with different revaluation techniques (different valuators), the Issuer considers inappropriate to provide the data on the revaluation history for each of the associated companies within the period preceding their association.

The Company put fixed assets in the amount of 9 562 422 thousand rubles (as of September 30, 2005) in pledge under credit agreements. The encumbrance starts upon receipt of fixed assets and ends upon debt repayment of loan funds (2008). The credit agreement terms are confidential.

IV. Financial and business performance of the issuer.

4.1. Results of the financial and business operations of the issuer.

4.1.1. Profit and losses.

Indexes of profit and losses for Q3 2005

№	Description	Q2 2005	Q3 2005
1	Earnings, thousand rubles	6 621 883	6 917 077
2	Gross profit, thousand rubles	1 394 081	1 534 085
3	Net profit (retained profit (uncovered loss)), thousand rubles	112 583	160 765
4	Return on equity, %	0.76	1.07
5	Return on assets, %	0.25	0.36
6	Net profit margin, %	1.70	2.32
7	Product (sales) profitability, %	21.05	22.18
8.	Ratio of capital turnover	0.20	0.23
9	Uncovered loss amount as of the reporting date, rubles	0	0
10	Ratio of the uncovered loss amount as of the reporting date and balance currency	0	0

The methods recommended by the statutory acts of the Federal bodies of the Executive Authority were used for calculation of the above mentioned performance.

OJSC «CenterTelecom» (Q3, 2005)

In Q3 2005 positive dynamics is observed in all indices of financial and economic activities:

Growth of earnings in Q3 2005 amounted to 4.5 % comparing with Q2 2005. . Gross profit reached 1 534.1 mln rubles, which is 10% up comparing with Q2 2005.

Net profit (retained) increased by 43% comparing with Q2.

Return on equity increased by 41 %.

Return on assets increased by 44 %.

Net profit margin grew by 37 %.

Product (sales) profitability grew by 5 %.

Ratio of capital turnover increased by 14 %.

4.1.2. Causes of changes in the issuer's revenues from sales of goods, products, works, services and profit (losses) from recurrent operations.

Year	Change in proceedings amount, th. rubles (Q3 2005 – Q3 2004)	Factors that affected the amount of proceedings *(effects of inflation, change in foreign currency rates, decrees of public authorities, other economic, financial, political and other factors)*
Q3 2005	720 603.7	At the expense of an increased volume of core services – 17.7 % At the expense of increased rates and other factors – 82.3 %

The revenue growth in Q3 2005 comparing with the same period of the previous year related to the profits increase from the core activities (main services volume and tariffs for communication services increase).

4.2. Liquidity of the issuer, capital and circulating assets adequacy.

Index	9 months of 2004	9 months of 2005
Own current assets, th. rubles	-16741591	-21741196
Permanent asset index	2.10	2.36
Current liquidity ratio	0.73	0.48
Prompt liquidity ratio	0.52	0.28
Own assets self-regulation ratio	0.37	0.36

To calculate these figures, a technique was applied recommended by the Order №05-5/пз-н of the Federal Services on Securities Marke dated March 16, 2005.

The indexes are calculated in accordance with the situation at the end of the reporting quarter (using the collected data).

The negative index of the own current assets shows that the Issuer uses borrowed funds for implementation of its financial and economic activities. This enables the fall of own assets self-regulation ratio. The growth of permanent asset index is related to development, technical re-equipment and modernization of the telephone network aimed at the current services quality increase and provision of the new ones. The drop in the total amount of current assets mainly due to the decrease of accounts receivable provided for decline of current and prompt liquidity ratios.

Opex for Q3 2005 (line 070+100) amounted to 814 660 thousand rubles.

Equity capital as of September 30, 2005 amounted to 15 520 232 thousand rubles.

Short-term obligations as of September 30, 2005 amounted to 14 383 616 thousand rubles.

According to the methods recommended by the statutory acts of the federal executive bodies on securities market, the equity capital of the Issuer is considered to be adequate for coverage of the current operational expenditures and performance of the shortterm obligations as line 490 form 1 of the balance sheet for 9 months of 2005 is 1.1 times higher than line 690 form 1. The amount of the average operational expenditures of the Issuer in Q2 2005 amounts to 9 091 thousand rubles, Q3 2005 – 9 052 thousand rubles, and forecast for Q4 2005 - 11426 thousand rubles. The Issuer believes that the amount of circulating assets in Q4 2005 will be enough to cover the forecasted current operational expenditures.

4.3. Amount and structure of the issuer's capital and current assets.

4.3.1. Amount and structure of the issuer's capital and current assets.

Structure of capital and current assets are shown according to the situation at the end of the reporting quarter (using the collected data).

Thous. rubles

Index	9 months of 2004	9 months of 2005
Issuer's authorized capital:	631 200	6 311 999
Total value of Issuer's stock (shares) purchased by the Issuer for further resale (transfer):	-	-
Percentage of Issuer's stock (shares) purchased by the Issuer for further	-	-

resale (transfer) of Issuer's placed shares (authorized capital):		
Issuer's reserve capital formed of contributions from Issuer's profit:	31 560	31 560
Issuer's additional capital:	6 331 697	646 822
Undistributed net profit of previous years	7 718 900	7 981 800
Undistributed net profit of the accounting year	5 096	548 051
Issuer's target financing funds (including sums for performance of target measures, funds received from other organizations and persons, budget funds, etc.):	-	-
Issuer's total capital:	14 718 453	15 520 232

Increase of Issuer's authorized capital from 631,200 thousand rubles to 6,311,999 thousand rubles was reflected in new version of the Charter and relevant modifications were entered in United State Register of Legal Entities on 17.03.05.

Proportion of raised funds and own capital in the analyzed period as compared with relevant previous period practically did not change.

Amount and structure of Issuer's current assets according to accounting statements, thous. rubles.

Index	9 months of 2004	%	9 months of 2005	%
Stock	117528 8	*12.8*	*1066239*	*16.1*
Value Added Tax	148111 0	16.2	1592615	24.0
Receivables (payments on which are expected in more than 12 months after the reporting date)	52832	*0.6*	*29023*	*0.4*
Receivables (payments on which are expected within12 months after the reporting date)	393263 4	*43.0*	*2874246*	*43.4*
Short-term financial investments	186382 4	*20.4*	*1197*	*0.0*
Monetary funds	640986	*7.0*	*1065986*	*16.1*
Other current assets	1157	*0.0*	*1538*	*0.0*
Total current assets	914783 1	*100.0*	*6630844*	*100.0*

During 9 months of 2005 amount of current assets decreased as compared with 9 months of 2004 and was 72.5% primarily at the expense of reduction of receivables and short-term financial investments.

Share of current assets in Company's assets structure in the analyzed period is 14.9% against 22.3 % in similar period of the previous year. It is connected with Issuer's industry specificity relating to production with a high level of capital intensiveness. Receivables prevail in current assets structure which is also connected with branch specificity. Issuer's policy in the sphere of current assets is directed to reduction of receivables and overdue debts.

Current assets financing sources are primarily raised funds which represent short-term and long-term bank credits.

Factors which can cause alterations in the policy of current assets financing:

- change of receivables level, resources level, turn-round rate of current assets;
- changes connected with amount of banking interest rates;
- change of market prices level on production supplies and other types of material assets;
- change of price level on services rendered by the Issuer.

Estimated probability of their occurrence:

- Issuer's policy on assets management in the part of receivables and resources is directed to reduction of their level and turn-round period. Negative influence of this factor on the practice of current assets financing is improbable;
- Banking credits value and refinance rate of the Central Bank of the Russian Federation tend to decrease. Negative influence of this factor on the practice of current assets financing is improbable;
- Prices on material assets used by the Issuer in business process are not subject to acute market fluctuations. Negative influence of this factor on the practice of current assets financing is improbable;

Issuer's market strategy is directed to expansion of its activity in the sectors with unregulated prices and rates. Negative influence of this factor on the practice of current assets financing is improbable.

ꞌ.2. Financial investments of the issuer.

ꞩt of the Issuer's financial investments accounting for 10% and more of all its financial investments as of October 1, 2005.

'% of OJSC «CenterTelecom» financial investments amount as of October 1, 2005 make up 1 523 804 thousand rubles

Issued securities:

Type of security	Full name of organization	Short name of organization	Location	No. of state registration of securities issue	Registration date of securities issue and registration authority	Quantity of securities owned by OJSC *CenterTelecom*, items	Total balance cost of securities owned by OJSC *CenterTelecom*, RUR	Dividends (RUR per share) for 2004	Dividends payout period
ordinary shares	*Russian Telecommunication Network* Open Joint-Stock Company	OJSC RTS	101000, Moscow, ul. Maroseika, 2/15	1-03-01033-A	05.03.1998, Moscow Regional Department of FCSM of Russia	876 477	860 630 942,73	2 285 500	before 01.09.2005
ordinary shares	*AEROCOM* Open Joint-Stock Company	JSC *AEROCOM*	125190 Moscow, Leningradski avenue, 80 building 32	73-1-7368 1-02-09135-H	23.07.1997 Moscow Regional Department FCSM of Russia	2 100 000	493 138 185,0	None	None

There was no increase in Issuer's investments to securities of the said companies in connection with increase of Company's authorized capital achieved at the expense of such company's property.

Size of potential loss connected with bankruptcy of the organizations (enterprises) to which the capital was invested: a***ccording to the Issuer, potential loss is limited by balance cost of the investments***

Not-issuing securities:

Issuer's investments to non-issuing securities which constitute 10 or more percents of all its financial investments as of 01.10.2005***: none.***

Information on reserves formed for depreciation of securities:

According to Provisions on Accounting (PBU) 19/02 the Issuer formed reserves for depreciation of financial investments as a result of firm substantial reduction of their value

Total amount of reserves for depreciation of financial investments of the Company as of

31.12.2003 was 3,486 thous. rubles

31.12.2004 was 5,509 thous. rubles

30.09.2005 was 5,183 thous. rubles

3) Other financial investments:

Issuer's other financial investments which constitute 10 or more percents of all its financial investments as of 01.10.2005: ***none.***

Information on the size of potential losses connected with bankruptcy of the organizations (enterprises) to which the capital was invested: ***according to the Issuer, potential losses are limited by balance cost of the investments***

Issuer's funds on deposit or other accounts in banks or other credit organizations which licenses were suspended or revoked or regarding which a judgment on reorganization, liquidation of such organizations, on starting bankruptcy procedure, on composition in bankruptcy (insolvency) was rendered: ***none***

Standards (rules) of accounting according to which the Issuer made calculations reflected in this clause:

Federal Law "On Accounting" dated 21.11.96. No. 129-FZ,

Provision on Book Records and accounting in the Russian Federation, approved by Order of Ministry of Finance of the Russian Federation dated 29.07.98 No. 34n.

Provisions on Accounting (PBU) 19/02 Record of Financial Investments, approved by Order of Ministry of Finance of the Russian Federation dated 10.12.02 No. 126n

4.3.3. Intangible assets of the issuer.

Name of the intangible assets group	Original (replacement) cost, rubles	Amount of the accumulated depreciation, rubles
Reporting date: as of September 30, 2005		
Exclusive rights for an invention, industrial prototype, utility model	165 510	11 801
Exclusive rights for computer program, database	1 277 724	984 952
Exclusive rights for trademarks and service marks	58 229	19 409
Total	**1 501 463**	**1 016 162**

Intangible assets are accounted for in compliance with RAS 14/2000 approved by Decree No. 91 n of the RF Ministry of Finance dated October 16, 2000.

4.4. Information on the Issuer's Policy and Expenses in the Area of Scientific and Technical Development, with Regard to Licences and Patents, New Developments and Research.

OJSC *CenterTelecom* performs work on patenting the following subjects of intellectual property:

- "Areaway of underground low-channel communication building" (invention). Ensures technological and economical effectiveness of construction and repair;
- "Method of automatic design and technical record of telecommunication network buildings" (invention). Reduces labour content of design and technical record of communication buildings which increasing project information content and confidence;
- "Planning map of designing and technical recording lines of underground communication network building" (industrial model);
- "Planning map of designing and technical recording earth works while constructing and reconstructing telecommunication network buildings" (industrial model)
- "Planning map of designing and technical recording air line of telecommunication network" (industrial model);
- "Planning map of designing and technical recording domestic telephone network" (industrial model).

Besides, OJSC *CenterTelecom* registers:

- trademark for Iva-radio mass media (wire broadcasting): materials on Company's application are under examination of declared description;
- trademarks "Strint" and "Your Internet style" (for promoting Internet based on ADSL technology) - materials on Company's application are under examination of declared description.

OJSC *CenterTelecom* has:

1. Certificate on trademark dated 11.03.2001 No. 200257. The trademark is used for differentiation of goods, work performed and services rendered. Registration of OJSC *CenterTelecom* trademark is valid on the whole territory of the Russian Federation for 10 years starting from October 16, 2000;

2. Patent for invention dated 10.09.2004 No. 2231125 *Device for alarm message signal transmission on blocked digital communication channels*;

3. Patent for useful model dated 10.09.2004 No. 40558 *Network for broadcasting*;

4. Patent for useful model dated 27.03.2005 No. 44693 *Areaway of underground low-channel communication building*;

5. Certificate on official registration of database *Subscribers of telephone network of OJSC CenterTelecom Tula Branch* dated 27.10.2004 No. 2004620254;

6. Certificate on official registration of computer programme *Unified Payment Card System* dated 07.04.2005 No. 2005610821;

7. Certificate on official registration of computer programme *General Document Flow* dated 07.04.2005 No. 2005610822;

8. Certificate on official registration of computer programme *Human Resources Management* dated 07.04.2005 No. 2005610823;

9. Patent for invention *Method of uniting television studios in a unified network using public data communication network*;

10. Certificate on trademark No. 193140 "Let's communicate". Registration of OJSC *CenterTelecom* trademark is valid on the whole territory of the Russian Federation for 10 years starting from 25.08.2000;

11. Patent for useful model dated 10.03.2002 No. 22253 Manual *Face to Face with Client* for training personnel on work with clients in organizations rendering services to legal entities and individuals;

12. Certificate on trademark dated 10.04.1997 No. 151455. Registration of OJSC *CenterTelecom* trademark is valid on the whole territory of the Russian Federation for 10 years starting from 30.09.1996.

Term of patents, registration of trademarks (service marks) is determined according to the current legislation. Validity of patents, registration of trademarks (service marks) can be extended according to the established procedure.

Information on Issuer's policy and expenditures in the sphere of scientific and technological development regarding licenses and patents, new developments and researches.

Year	Issuers' expenditures for performing scientific and technological activity at own expense (thous. rubles)	Issuer's policy in the sphere of scientific and technological development
9 months of 2005	**539**	**Expenditures for research and development are reflected in construction in progress.**

4.5. An Analysis of Development Trends in the Area of the Issuer's Main Operations.

In the Central Federal District, the macroeconomic situation remains favourable as compared with other regions of the Russian Federation. However, the development of the economy of the Central Federal District is affected by the slackening rates of economy growth (in particular, the reducing rates of GDP growth and accelerated inflation growth) that are common for Russia.

According to L. Reiman, the communication and information technology industry's share in 2004 in this country's GDP reached 5 %. Foreign investments to the communication industry in 2004 exceeded $1.5 bln. In 2004, domestic investments to the fixed capital of the industry's businesses were up by 24.6 % and exceeded $4.1 bln.

The earnings of the communication industry in 2005 will increase by 30 % and amount to about 700 bln roubles. The volume of the information technology market in 2005 will increase by 17 % and reach 300 bln roubles. At the same time, in 2005 the volume of the investments of the industry's enterprises will amount to about 140 bln rubles.

According to a forecast by Cominfo Consulting, the total amount of the Russian telecommunication services market will, by 2006, have grown 2.6-times (as compared with 2002) amounting to over 550 bln rubles. The market for documentary telecommunications will be up 5-times due to the growth of the market for Internet access and new types of services, i. e. IP-telephony, VPN and others.

By 2006, the mobile communication market is forecasted to have grown 2.8-times due to the expansion of the customer base in regions. All analysts today agree that the further increase of the mobile communication market will be due to regions.

Over the last several years, a regular trend of redistributing a share of earnings from various types of communication services in favour of non-traditional services, mainly those of mobile communications, has been observed. The Central Federal District is no exception.

Earnings from communication services have a positive trend of growth over the industry in general.

Based on the results of JSC CenterTelecom operations in Q3, growth in the number of main phone sets was 46 478. The growth in earnings from communication services in Q3 2005 as compared with Q3 2004 is 110 %.

In future, the principal negative effect should be expected from the aggravation of the competitive situation, and especially on the part of mobile operators.

The probability of mobile operators' providing strong competition is very high, as they are actively making their way to all regional markets and expanding the range of provided services.

In future, in order to reduce the negative effect of the factors and conditions influencing the Issuer's operations, main competitive advantages are planned to be used. However, it should be noted that JSC CenterTelecom takes due account of the possible negative consequences of the said risks and makes efforts to overcome those.

National operators are the main competitors of JSC CenterTelecom. Their aggregate share, depending on the region and services type, varies from 1 to 18 %. Comincom company is successful in promoting itself on the market of the Black Earth Region (Chernozemie), and JSC Central Telegraph on that of the Moscow Region.

Corporate operators are just as dangerous. Their share is substantial on the market for long-distance

communications and Internet access, and their presence in the local-telephony segment is limited. These operators actively penetrate into the most attractive market segments. TransTeleCom is a particularly active corporate operator.

As for companies providing cellular communication services, they invade other segments of the communication services market, for instance, Internet access services.

Local operators as such are no competitors to interregional companies, since their operations are limited to individual territories; they, however, are promising partners for national and corporate operators and often provide formidable competition to the regional branches of JSC CenterTelecom on strategically important markets. IP-operators who provide formidable competition on the market for long-distance communications and Internet access deserve a separate note.

The values of the shares taken, in the Issuer's opinion, by it and by its competitors, in per cent, over the **5 last completed financial years are as follows:**

Company Name	*Market share, 2002, %*	*Market share, 2003, %*	*Market share, 2004, %*
CenterTelecom	*73%*	*64%*	*62%*
Equant	*1%*	*1.2%*	*1.3%*
Golden Telecom	*3%*	*3.6%*	*5%**
TransTeleCom	*1.4%*	*2.4%*	*2.8%*
Comincom	*0.2%*	*0.4%*	-

Source: CominfoConsulting.

* In assessing the market share of GoldenTelecom in 2004, its merge with Comincom was taken into account.

It is impossible to present information on the volume of services sale due to lack of data.

The list of the factors of the Issuer's competitiveness:

- *a branched network infrastructure;*
- *a high quality of servicing in spite of customer base growth.*

The extent of the impact of those, in the Issuer's opinion, on the competitiveness of turned-out products (works, services) is as follows:

- *the branched infrastructure enables providing a full range of services, including those involving the use of high-tech solutions, which increases the company's competitiveness;*
- *the high quality of servicing provides the company with a positive image and helps to attract new customers.*

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel).

5.1. Structure and powers of the issuer's governing bodies.

O General meeting of shareholders, Board of Directors, Management Board

Powers of the general meeting of shareholders of the issuer pursuant to its charter (founding documents):

Article 13 (The Charter of JSC CenterTelecom) GENERAL MEETING OF SHAREHOLDERS

13.1. *The General Meeting of Shareholders is the Company's highest management body.*

13.2. *The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:*

1) *introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be*

adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) *reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
3) *liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
4) *election of members of the Board of Directors, to be conducted by cumulative voting;*
5) *early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
6) *determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
7) *increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
8) *increase of the Company's charter capital by placement of additional common (ordinary) shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in meeting.;*
9) *increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
10) *reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;*
11) *election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
12) *approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
13) *approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
14) *determination of the procedure for conducting the Company's General Meeting of Shareholders, resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
15) *split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
16) *adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';*
17) *adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
18) *adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding*

19) *approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
20) *placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
21) *adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
22) *releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;*
23) *adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
24) *adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.*

13.3. The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.
The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.
The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4. A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

***Powers of the Board of Directors (Supervisory Board) of the issuer pursuant to its charter*:**

Article 14 (the Charter of OJSC CenterTelecom) The COMPANY'S BOARD OF DIRECTORS

14.1. *The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.*
14.2. *The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.*
14.3. The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.
In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

14.4. The following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;
2) prior approval of operations outside the limits of the annual budget of the Company;
3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';
4) approval of the agenda for the General Meeting of Shareholders;
5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;
6) preliminary approval of the Company's annual report;
7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;
8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;
9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;
10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';
11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, and reports on the results of acquisition by the Company of shares for the purposes of redemption;
12) acquisition of shares, bonds and other mass-issued securities placed by the Company;
13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;
14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;
15) use of the reserve fund and other of funds of the Company;
16) approval of internal document which defines the procedures of the internal control of financial and economic activities of the Company;
17) recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services;
18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision; approval of the organizational chart of the Company including key functions.
19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;
20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;
21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';
22) defining the key principles of the organizational structure of the Company;
23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;

24) preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty;
25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;
26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;
27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;
28) formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;
29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;
30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;
31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;
32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Corporate Secretary and the Office of the Company Corporate Secretary;
33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;
34) adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organizations through the purchase or sale of shares or participatory interests in other organizations and also through additional investment in the charter capitals of such organizations;
35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;
36) adoption of resolutions on matters related to the competence of general meetings of commercial organizations paticipants in which the Company is the sole participant having voting right at the general meeting of the participants;
37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;
38) approval of the internal documents (document) defining the rules and approaches for disclosure of information about the Company, procedure of usage of the information about the Company's activities, securities of the Company and deals related to them which is not a public data;
39) approval of the Code of Corporate Conduct of the Company, making amendments and additions thereto;
40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;
41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein.
42) approval of risks management procedure of the Company

14.5. Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6. Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that the Board of Directors fail to reach a unanimous decision on issues listed in sub-clauses 7, 20 of Clause 14.4 hereof those issues may be referred to the relevant General Meeting of Shareholders, and in the latter case resolutions on those issues shall be passed by a majority of votes of shareholders – owners of voting

Decisions on the issues specified in item 21, par. 14.4 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions.

In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties to the deal.

14.7. Other issues except those listed in Clause 14.6 hereof referred to the authority of the Board of Directors according to the Federal Law On Joint-Stock Companies and by this Charter shall be decided by a majority of votes of members of the Board of Directors taking part in the relevant meeting of the Board.

Powers of the sole person and collective executive bodies of the issuer pursuant to its charter:

Статья 16. Генеральный директор Общества. *(Устав ОАО "ЦентрТелеком").*
16.1. The General Director is the individual executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

16.2. The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

16.3. The General Director shall perform the functions of Chairman of the Company's Management Board.

16.4. The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.
The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.
The General Director bears personal responsibility for organization of works and conditions for state secret protection in the Company and for failure to comply with the limitations of familiarization with the information containing state secret set by the current legislation.
The General Director shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on deals involving such securities closed by him/her.
16.5. During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

16.6. The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

Article 15 (The Charter of OJSC CenterTelecom) COMPANY'S MANAGEMENT BOARD

15.1. The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2. The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3. The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.
Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.
In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the

15.4. The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;
2) resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);
3) determination of the Company's staff and social policy;
4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;
5) preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;
6) organizational and technical support of the activities of the Company's bodies;
7) determination of the technical, financial, economic and pricing policies of the Company and its branch offices;
8) determination of accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;
9) determination of the methods for planning, budgeting and financial control for the Company and its branch offices;
10) determination of security policies for the Company and its branch offices;
11) determination of the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;
12) determination of the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;
13) preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty;
14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;
15) approving branch offices' quarterly budgets and amending such documents;
16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;
17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;
18) approval of the organizational chart of the Company including job descriptions/key functions.

15.5. The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

15.6. The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to the members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

15.7. The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

On February 20, 2004 the Company Board of Directors approved Code of Corporate Governance of JSC CenterTelecom developed giving consideration to comment and proposals of expert organizations – the Russian Institute of Directors, Association of Independent Directors, International Financial Corporation (IFC).

In a study conducted jointly by Expert rating agency and the Russian Institute of Directors the Company's Code was named the best among all codes of corporate governance (corporate conduct) of Russian companies (numbered over 60) both with regard of its quality and full compliance with the provisions of the Code of FCSM of Russia.

The Code of Corporate Governance of JSC CenterTelecom is posted on the website at http://www.centertelecom.ru/files/corpmgmt/codex_corp_mng.pdf - for review by investors and shareholders.

The Charter and internal documents regulating functioning of the bodies of JSC CenterTelecom are posted at www.CENTERTELECOM.RU - the Company's website, for review by shareholders and investors.

In the reporting quarter there were changes introduced in the internal documents regulating activities of the issuer's bodies, there were some changes introduced in the Company's Charter and approved by the Annual General Meeting of the Shareholders held on June 30, 2005.

5.2. Information on individuals – members of the governing bodies of the issuer.

Board of Directors

Chairman of the Board of Directors:
Mr. Valery N. Yashin
Born in *1941*
Education: *Higher*

Positions held over the past 5 years

Period: *2000-2002*
Organization: *OJSC Peterburgskaya Telefonnaya Set' (OJSC North-Western Telecom as of* 2001*)*
Position: *member of the Board of Directors*

Period: *2000*
Organization: *OJSC Saint-Petersburg International and Long-Distance Telephone Service*
Position: *Member of the Supervisory Board*

Period: *2000 - 2002*
Organization: *Open JSC Svyazinvest-Media*
Position: *Chairman of the Board of Directors*

Period: *2001 – 2004*
Organization: *Open JSC RTComm.RU*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open JSC Elektrosvyaz of the Orel region*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*

Period: *2000 - 2003*
Organization: *Closed JSC MobiTel*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Closed JSC Saint-Petersburg Payphones*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Open JSC Telecominvest*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Non-government Pension Fund Telecom-Soyuz*
Position: *Chairman of the Fund Board*

Period: *2000- up to now*
Organization: *OJSC Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *General Director and Chairman of the Management Board*

Period: *2000 – up to now*
Organization: *Open Joint-Stock Company Elektrosvyaz of the Moscow region (OJSC CenterTelecom as of 2001)*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Open JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Open JSC National Payphone Network*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *Russian Telecommunications History Fund*
Position: *Member of the Board*

Period: *2002 – up to now*
Organization: *OJSC North-Western Telecom*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*

Organization: *Closed JSC Football Club Zenit*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Insurance Company Medexpress*
Position: *Member of the Supervisory Board*

Interest in the legal (charter) capital of the issuer: ***0.012738%***
Percentage of the ordinary shares of the issuer: ***0.001901%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Ruben A. Amaryan
Born in: ***1949***
Education: ***Higher***
Degree in Science: ***Doctor of Science in Technology***
Academic rank: ***full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology***

Positions held over the past five years:
Period: ***2000***
Organization: ***Open Joint-Stock Company Moscow Metropolitan Telephone Network***
Position: ***Deputy General Director of JSC MGTS – Head of Technical and Engineering department of "Service"***

Period: ***2002 - 2004***
Organization: ***Closed Joint-Stock Company Moscow Telecommunication Company (as of 2003 Closed JSC CenterTelecomService of Moscow region)***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - 2004***
Organization: ***Joint-Stock Commercial Bank LINK-bank (Open Joint-Stock Company)***
Position: ***Chairman of the Board of Directors***

Period: ***2003 - 2004***
Organization: ***Closed Joint-Stock Company Science and Technology Center COMSET***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company for Telecommunications and Informatics of the Voronezh region***
Position: ***Member of the Board of Directors***

Period: ***2000 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***General Director, Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company National Payphone Network***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company Russian Telecommunications Network***
Position: ***Deputy Chairman of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Not-for-profit Partnership Center for Telecommunications Development Studies***
Position: ***Member of the Partnership Board***

Interest in the legal (charter) capital of the issuer: ***0.017239%***
Percentage of the ordinary shares of the issuer: ***0.022986%***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Boris Dm. Antonyuk
Born in: ***1949***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 - 2002***
Organization: ***FGUP Satellite Communications***
Position: ***General Director***

Period: *2002 - 2004*
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: *2004*
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2003 - up to now***
Organization: ***OJSC Moscow Long-Disctance Telephone Exchange 9***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***OJSC CenterTelecom***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Andrei V. Beskorovayny
Born in: ***1958***
Education: ***higher***

Positions held over the past five years:
Period: ***2000***
Organization: ***Closed Joint-Stock Company «North-Western GSM». (Saint-Petersburg)***
Position: ***Deputy General Director.***

Period: ***2001-2004***
Organization: ***Federal State Unitary Enterprise «Main Radiofrequency Center»***
Position: ***First Deputy Director, Director***

Period: ***2004 –2004***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: *2004-2005*
Organization: *Federal Agency for Communication*
Position: *Deputy Head, Head of the agency.*

Period: *2005-up to now*
Organization: *Federal Agency for Communication*
Position: *Head of the agency*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander P. Gribov
Born in: *1972*
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 - 2001***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: *Senior Expert*

Period: ***2001 - 2002***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Consultant***

Period: ***2002 - up to now***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Deputy Chief of Department – Head of Unit on Representation in Joint-Stock Companies***

Period: ***2002 - up to now***
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: ***2004 - up to now***
Organization: *Open Joint-Stock Company Vniizarubezhgeologia*
Position: *Chairman of the Board of Directors*

Period: ***2004 - up to now***
Organization: *Open Joint-Stock Company 615 Construction Enterprise*

Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company AK Voronezhavia***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2004***
Organization: ***Open Joint-Stock Company 175 Timber Processing Plant***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Valery V. Degtyarev
Born in: ***1957***
Education: ***higher***

Positions held over the past five years:
Period: ***2000***
Organization: ***Closed joint-Stock Company «Metrocom»***
Position: ***Director of Marketing and Development Unit***

Period: ***2000***
Organization: ***Closed Joint-Stock Company «Komkor-TV»***
Position: ***First Deputy General Director***

Period: ***2000-2001***
Organization: ***«DTS» Limited Liability Company***
Position: ***Deputy General Director***

Period: ***2001-2001***
Organization: ***Closed Joint-Stock Company «TransTeleCom Company»***
Position: ***General Director***

Period: ***2001- up to now***
Organization: ***Closed Joint-Stock Company «Professional Telecommunications»***
Position: ***General Director***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Comapny «Tetrasvyaz»***
Position: ***General Director***

Period: *2001- up to now*
Organization: *Closed Joint-Stock Comapny «Professional Telecommunications»*
Position: *Member of the Board of Directors*

Period: *2004- up to now*
Organization: *Closed Joint-Stock Company «Radiotel»*
Position: *Member of the Board of Directors*

Period: *2004- up to now*
Organization: *Open Joint-Stock Comapny «Rostelocom»*
Position: *Member of the Board of Directors*

Period: *2004 up to now*
Organization: *Open Joint-Stock Comapny «VolgaTelecom»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Alexander N. Kiselev
Born in: *1962*
Education: *Higher*

Positions held over the past five years:
Period: *2000-2002*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *Deputy Minister*

Period: *2002-2004*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *First Deputy Minister*

Period: *2004-2004*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *Director of department on State policy for Electric Communication and Mail Service*

Period: *2004- up to now*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *Aide to Minister*

Period: *2001- up to now*
Organization: *Open Joint-Stock Company «AKB Svyaz-Bank»*
Position: *Chairman of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company «MGTS»*
Position: *Member of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Sergei I. Kuznetsov
Born in: *1953*
Education: ***Higher***

Positions held over the past five years:
Period: *2000-2001*
Organization: *Closed Joint-Stock Company «PeterStar»*
Position: ***General Director***

Period: *2001-2003*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *General Director, Chairman of the Management Board*

Period: *2001-2003*
Organization: *Non-governmental Pension Fund «Rostelecom-Garantya»*
Position: *Member of the Board of the Fund*

Period: *2001-2003*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Member of the Management Board*

Period: *2001-2004*
Organization: *Closed Joint-Stock Company «Global star-Satellite telecommunications»*
Position: *Member of the Board of Directors*

Period: *2001-2004*
Organization: *Open Joint-Stock Company «RTComm.RU»*
Position: *Member of the Board of Directors*

Period: *2001-2004*
Organization: *Closed Joint-Stock Company «Telmos»*
Position: *Member of the Board of Directors*

Period: *2002-2003*
Organization: *Closed Joint-Stock Company «Interfax-Telecom»*
Position: *Member of the Board of Directors*

Period: *2002-2004*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2003-2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2003-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *General Director, Chairman of the Management Board*

Period: *2004-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Period: *2004-2004*
Organization: *Non-profit partnership «Center of Telecommunication Problems Investigation»*
Position: *Member of the Partnership Board*

Period: *2004-up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Member of the Management Board*

Period: *2004- up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *First Deputy General Director*

Period: *2004- up to now.*
Organization: *Open Joint-Stock Company «Telecominvest»*
Position: *Member of the Board of Directors*

Period: *2003-2005*
Organization: *Open Joint-Stock Company «Interregional Commercial Bank for Development of Communication and Informatics»*
Position: *Member of the Board of Directors*

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Uralsvyazinform»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Sibirtelecom»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Far-Eastern company of electric communication»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Central telegraph»***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Ivan N. Mazalov
Born in: ***1972***
Education: ***Higher***

Positions held over the past five years:
Period: ***2000-2003***
Organization: ***Open Joint-Stock Company «Financial broker «Troika-Dialog»***
Position: ***Senior Consultant of Corporate Securities Division under the Analityc Department***

Period: ***2003- up to now.***
Organization: ***Moscow representative office of «Prosperity Capital Management Ltd»***
Position: ***Portfolio Manager***

Period: ***2005- - up to now.***
Organization: ***Open Joint-Stock Company «Smolensk Power Generating Company»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Smolensk State Regional Electric Power Station»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Smolenskenergosbyt»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Dmitry A. Milovantsev
Born in: ***1971***
Education: ***Higher***

Positions held over the past five years:
Period: ***2000***
Organization: ***Bank for Reconstruction and Development of Saint-Petersburg***
Position: ***Director on Development of Investment and Bank Services***

Period: ***2000-2000***
Organization: ***Russian Joint-Stock Company «Unified Energy System of Russia»***
Position: ***Head of Corporate Financing Department of Treasury***

Period: *2000-2002*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: ***Head of Internal Audit and Economic Analysis Unit, Director of Internal Audit and Economic Analysis Department.***

Period: *2002-2004*
Organization: ***Ministry of the Russian Federation for Communications and Informatics***
Position: ***Head of «Federal Purpose-Oriented Program Electronic Russia», Deputy Minister***

Period: *2004-2004*
Organization: ***Federal Agency for Communication***
Position: ***Head of the Agency***

Period: ***2004-up to now***
Organization: ***Ministry of Information technologies and Communication of the Russian Federation***
Position: ***Deputy Minister***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Grigory M. Finger
Born in: ***1966***
Education: ***Higher***

Positions held over the past five years:
Period: ***2000-2003***
Organization: ***Moscow representative office of NCH Advisors, Inc***
Position: ***Executive Director***

Period: ***2000-2003***
Organization: ***Open Joint-Stock Company Trade House GUM***
Position: ***Member of the Board of Directors***

Period: ***2002-2003***
Organization: ***Open Joint-Stock Company Aeroflot***
Position: ***Member of the Board of Directors***

Period: ***2002- up to now.***
Organization: ***Open Joint-Stock Company Central Telegraph***

Position: *Member of the Board of Directors*

Period: *2001- up to now.*
Organization: *Open Joint-Stock Company Grindstone Plant Ilyich*
Position: *Member of the Board of Directors*

Period: *2003- up to now.*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2002- up to now.*
Organization: *Open Joint-Stock Company Polimerbyt*
Position: *Member of the Board of Directors*

Period: *2000 – 2003 and 2004 - up to now.*
Organization: *Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The sole person executive body: General Director – Chairman of the Management Board

Mr. Ruben A. Amaryan
Born in: ***1949***
Education: ***Higher***
Degree in Science: ***Doctor of Science in Technology***
Academic rank: ***full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology***

Positions held over the past five years:

Period: ***2000 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***General Director, Chairman of the Management Board***

Period: *2000 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *Open Joint-Stock Company National Payphone Network*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company for Telecommunications and Informatics of the Voronezh region*
Position: *Member of the Board of Directors*

Period: *2002 - 2004*
Organization: *Closed Joint-Stock Company Moscow Telecommunication Company (as of 2003 Closed JSC CenterTelecomService of Moscow region)*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2004*
Organization: *Joint-Stock Commercial Bank LINK-bank (Open Joint-Stock Company)*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Chairman of the Board of Directors*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company Science and Technology Center COMSET*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company Russian Telecommunications Network*
Position: *Deputy Chairman of the Board of Directors*

Period: *2004 - up to now*
Organization: *Not-for-profit Partnership Center for Telecommunications Development Studies*
Position: *Member of the Partnership Board*

Interest in the legal (charter) capital of the issuer: *0.017239%*
Percentage of the ordinary shares of the issuer: *0.022986%*

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Collective executive body of the issuer – the Management Board:

Mr. Aleksei A. Lokotkov
Born in: ***1950***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 – 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 – Open Joint-Stock Company Elektrosvyaz of Moscow region)***
Position: ***First Deputy General Director***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company Yaroslavskie telecommunications networks***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company Ivanovskie telecommunications networks***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***First Deputy General Director - Financial Director***

Period: ***2000 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of Moscow region)***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Closed Joint-Stock Company Tverskaya Cellular Communications***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Closed Joint-Stock Company MOTECO (as of 2003 Closed JSC CenterTelecomService of Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Commercial Bank LINK-bank Public Joint-Stock Company***
Position: ***Member of the audit commission***

Period: ***2003 - up to now***
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company Russian Telecommunications Network***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.006195%***
Percentage of the ordinary shares of the issuer: ***0.008260%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Maksim A. Pegasov
Born in: ***1966***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000-2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director – Head of Prospective Development Department***

Period: ***2000 - 2000***
Organization: ***OJSC Elektrosvyaz of the Moscow region***
Position: ***Chief Engineer***

Period: ***2001-2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director***

Period: ***2001-2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***
Position: ***Deputy General Director***

Period: ***2002-2002***
Organization: ***OJSC Elektrosvyaz of Kostroma region***
Position: ***Member of the Board of Directors***

Period: ***2003- up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Technical Director***

Period: ***2000 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)***

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company Ryazan Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company MOTECO (as of 2003 Closed Joint-Stock Company CenterTelecomService of Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Open Joint-Stock Company Giprosvyaz*
Position: *Member of the Management Board*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService of Moscow region*
Position: *Member of the Management Board*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company Telecom of Ryazan region*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company Kaluzskaya Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company Science and Technology Center Comset*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company AEROCOM*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.000318%*
Percentage of the ordinary shares of the issuer: *0.000425%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Ms. Elena V. Zabuzova
Born in: *1950*
Education: ***Higher***

Positions for the last 5 years:

Period: *2001 – 2003*
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Deputy Director of Economic Planning and Budgeting Department***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Director of Economic Planning and Budgeting Department***

Period: *2002-2002*
Organization: ***Open Joint-Stock Company «Smolensksvyazinform»***
Position: ***Member of the Board of Directors***

Period: *2002 - 2003*
Organization: ***Open Joint-Stock Company «SouthernTelecommunications Company»***
Position: ***Member of the Board of Directors***

Period: *2002 - 2002*
Organization: ***Open Joint-Stock Company «Electrosvyaz» of the Rostov region***
Position: ***Member of the Board of Directors***

Period: *2003 - 2004*
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Company «SibirTelecom»***
Position: ***Member of the Board of Directors***

Period: *2004 - 2005*
Organization: ***Open Joint-Stock Company «Moscow Metropolitan Telephone Network»***
Position: ***Member of the Board of Directors***

Period: *2004 - 2005*
Organization: ***Closed Joint-Stock Company «RusLeasingSvyaz»***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Closed Joint-Stock Company «RusLeasingSvyaz»***
Position: ***Chairman of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company «SouthernTelecommunications Company»***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Management Board***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company «North-West Telecom»***
Position: ***Chairman of the Audit Committee***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company «UralSvyazinform»***
Position: ***Member of the Audit Committee***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Ella M. Zhuravleva
Born in: ***1961***
Education: ***Higher***
Degree in Science: ***PhD in technology***

Positions held over the past five years:

Period: ***2000 - 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 OJSC Elektrosvyaz of Moscow region)***
Position: ***Deputy General Director, Head of Personnel Department***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Director for Personnel***

Period: ***2000 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2003 – up to now***
Organization: ***Closed Joint-Stock Company CenterTelecomService***

Position: ***Member of the Board of Directors***

Period: ***2004 – 2005***
Organization: ***Open Joint-Stock Company Russian Telecommunications Network***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Closed Joint-Stock Company «Kostars»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.000820%***
Percentage of the ordinary shares of the issuer: ***0.001093%***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Raisa P. Konstantinova
Born in: ***1954***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 - 2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***
Position: ***Chief Accountant***

Period: ***2001 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Chief Accountant***

Period: ***2001 – up to now***
Organization: ***OJSC Central Telecommunication Company***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Sergey V. Pridantsev
Born in: *1967*
Education: ***Higher***

Positions held over the past five years:
Period: ***1998 - 2003***
Organization: ***Closed Joint-Stock Company Lucent Technologies***
Position: ***Sales Director***

Period: ***2002 - 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Advisor to the General Director***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Commercial Director***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Management Board***

Period: ***2003 - 2004***
Organization: ***Closed Joint-Stock Company MOTECO (as of 2003 Closed JSC CenterTelecomService of Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company Russian Telecommunication Network***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Closed Joint-Stock Company Cellular Communications of the Black-soil Area (Chernozemie)***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Closed Joint-Stock Company Ryazanskaya Cellular Communications***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Valeriy P. Sychev
Born in: ***1947***
Education: ***Higher***
Academic rank: ***Assistant Professor***

Positions held over the past five years:

Period: ***2000 - 2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***
Position: ***Deputy General Director – Head of Security Department***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Head of Security Department***

Period: ***2002 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director for Security and Confidentiality Enforcement***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company Smolensksvyazinform***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person – member of the issuer's governing or supervisory bodies: ***no***

information available to the Company.

Ms. Tatyana N. Sotskova
Born in: ***1958***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 - 2001***
Organization: ***Ministry of Power Engineering of the Russian Federation***
Position: ***Chief of Legal Department***

Period: ***2001 - 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Chief of Legal Department***

Period: ***2003 - up to now.***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Director of Legal Department***

Period: ***2003 - up to now***
Organization: ***Closed Joint-Stock Company Science and Technology Center Comset***
Position: ***member of the audit commission***

Period: ***2003 - up to now.***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Victor D. Savchenko
Born in: ***1960***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Director of Legal Department***

Period: *2002 - 2002*
Organization: ***Open Joint-Stock Company «Khatymansiyskokrtelecom»***
Position: ***Member of the Board of Directors***

Period: *2003 – 2003*
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: *2003 - 2005*
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: *2004 – 2005*
Organization: ***Closed Joint-Stock Company «South-Urals cellular phone»***
Position: ***Member of the Board of Directors***

Period: *2003 – 2005*
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: *2002 – up to now*
Organization: ***Open Joint-Stock Company «Moscow City Telephone Network»***
Position: ***Member of the Board of Directors***

Period: *2003 – up to now*
Organization: ***Open Joint-Stock Company "Central Telegraph»***
Position: ***Member of the Management Board***

Period: *2005 – up to now*
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Member of the Management Board***

Period: *2005 – up to now*
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Nikolay V. Mezhuev

Education: ***Higher***

Positions held over the past five years:

Period: ***2000 - 2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director***

Period: ***2001 - 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director***

Period: ***2002 - up to now***
Organization: ***Closed Joint-Stock Company Moscow Telecommunication Company (as of 2003 – Closed JSC CenterTelecomService of Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company Belgorodskaya Elektricheskaya Svyaz***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Orel region***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Director of Moscow subsidiary of OJSC CenterTelecom***

Period: ***2000 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 – OJSC Elektrosvyaz of Moscow region)***
Position: ***Member of the Management Board***

Period: ***2003 - 2005***
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Management Board***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company Commercial Stock Bank LINK-Bank***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.000048%***
Percentage of the ordinary shares of the issuer: ***0.000063%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The person performing the duties of the sole person executive body of the issuer: ***Mr. Ruben A. Amaryan***

5.3. Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer.

THE MANAGEMENT BOARD:

Remuneration paid to members of the Management Board, RUR:

Description	Fiscal period
	2004
Salary	20 351 856.37
Bonuses	9 674 633.58
Remuneration	5 111 973.34
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	35 138 463.29

Income of members of the Management Board are their salaries earned as staff members of the Company and remuneration payable according to a decision of the Company's Board of Directors pursuant to the Regulations on the Management Board.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

6.2. Amount and procedure of remuneration determination and its distribution among the members of the Management Board are made by the decision of the Company's Board of Directors.

6.3. Members of the Management Board have the right to participate in options programs implemented by the Company.

THE BOARD OF DIRECTORS:

Remuneration paid to members of the Issuer's Board of Directors:

Description	Fiscal period
	2004
Salary	0.00
Bonuses	0.00
Remunerations	16 106 346.76
Commissions	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	16 106 346.76

According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to their performance of duties of Regulations on the Board of Directors of OJSC CenterTelecom

7.1. Members of the Company's Board of Directors during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Board of Directors members.

7.2 Remunerations paid to members of the Board of Directors consist of an annual and quarterly payments.

7.3 Quarterly remuneration to each member of the Board of Directors is set at RUR 200 000.

Remuneration payable to the Chairman of the Board of Directors is set using a multiplier of 1.5.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4 Amount of annual remunerations for the whole Board of Directors is set as
- a percentage of the Company's EBITDA according to financial statements under IAS for the reporting year;
- a percentage of the net profit of the Company for the reporting year allocated to dividend payments.

The annual remunerations shall be distributed between all members of the Board of Directors in equal portions.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% if the member took part in less than half meetings of the Board held during the member's term in office.

7.5 The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual remuneration.

7.6 Annual remuneration shall be paid to a member of the board of Directors not later than 3 months after expiry of the term in office of the Board of Directors in question.

7.7. Members of the Board of Directors who are at the same time members of a committee of the Board of Directors shall be paid a bonus to the quarterly remuneration related to his/her serving as a member of the committee of the Board of Directors in the amount of RUR 40 000 (for serving on each committee), however a member of the Board of Directors cannot serve on more than 2 committees of the Board of Directors.

The Chairman of a Committee of the Board of Directors shall be paid the amount multiplied by 1.25.

7.8 Members of the Board of Directors are entitled to take part in option plans established by the Company.

5.4. Structure and powers of the issuer's bodies for control and supervision over financial and business activities.

Structure and powers of the issuer's bodies for control and supervision over financial and business

Article 18 (Charter of OJSC CenterTelecom) SUPERVISION OF COMPANY FINANCIAL AND ECONOMIC ACTIVITY

18.1. In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

18.2. The internal audit commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the next annual General Meeting of Shareholders.

18.2.1. The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

18.2.2. The following matters are referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;
- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;
- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;
- assessing the economic feasibility of the Company's financial and economic operations.

18.2.3. The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

- at the initiative of the Company's internal audit commission;
- - pursuant to a resolution of the Company's General Meeting of Shareholders;
- - pursuant to a resolution of the Company's Board of Directors;

- pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

18.2.4. Pursuant to a request of the internal audit commission, officers of the Company's management bodies must provide documents concerning the Company's financial and economic activities.

18.2.5. Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

18.3. In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

18.4. In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent from any material interests connected with the Company or its shareholders.

18.4.1. The auditor shall audit the Company's financial and economic activities in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.
18.4.2. The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.
18.4.3. The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

Information regarding the internal system of control and supervision over financial and business activities of the issuer.

The Internal Audit Department was set up in JSC CenterTelecom's General Directorate in 2003. There are two units in the department: the audit unit and methodology and risk unit, totaling 9 employees. The Director of the Internal Audit Department is Ms. L. Dyliaeva. All members have higher education professional (in economics) education, and six are certified auditors. Alongside with the department internal audit units are set up in 14 subsidiaries directly reporting to the subsidiary's director.

The department of internal audit of the General Directorate reports to the Board of Directors and according to the Regulations shall annually submit a report on the department activities.

Main functions of the department include regular verification of compliance of business and financial operations of the Company, its subsidiaries and structural units with the Company interests; protection of the Company's assets: independent assessment and analysis of the financial position of Company as a whole and its subsidiaries and structural units; regular control over compliance of the Company and its subsidiaries and structural units with statutory and other legal acts (including internal regulations) regulating their activities, and with resolutions of General meetings of Shareholders, the Board of Directors, sole person and collective executive bodies of the Company; consulting on issues of financial and tax legislation; working with external auditors, tax and other controlling authorities.

Schedule of work of the department approved by the Board of Directors on February 28, 2005 (Minutes #23).

Within 9 months of 2005 there were three integrated checks of financial and business activities and operational and technical activities of the Moscow, Smolensk and Orel subsidiaries of the Company and one audit check of financial and business activities of Kaluga subsidiary. Experts of the Internal Audit Department participated in the integrated check of the Moscow subsidiary structural units: Naro-Fominsk and Dmitrov Communication Nodes).

The program of checks of subsidiaries includes all types of activities.

While forming the program for integrated checks of the subsidiaries the recommendations of the Board of Directors related to primary lines of checks were taken into consideration.

The following employees take part in the checks: experts of the Internal Audit Department, experts of internal audit units in subsidiaries, experts of the General Directorate in various lines of business.

During all the time experts of the Internal Audit Department developed guidelines for conducting audits. Also, experts of the Internal Audit Department take part in various commissions, in the development of the master-plan of the Corporate Restructuring Department, Master-system based on Oracle E-Business Suite ERP.

In order to increase level of proficiency of the Internal Audit Department experts the seminar for the

REGULATIONS on ensuring protection of proprietory and confidential information in OJSC CenterTelecom is attached (approved by Order of the General Director of JSC CenterTelecom #322 of July 6, 2001) (Attachment #1).

5.5. Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company.

Control and internal audit commission

Mr. K. Belyaev
Born in: ***1968***
Education: ***Higher***

Positions held over the past five years:
Period: ***2000 - 2001***
Organization: ***Open Joint-Stock Company Artelecom***
Position: ***Chief Accountant***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company Yartelecom***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Open Joint-Stock Company Artelecom***
Position: ***member of the Board of Directors***

Period: ***2003 – 2003***
Organization: ***Open Joint-Stock Company Inter-regional Bank for Development of Telecommunications and Informatics***
Position: ***member of the Board of Directors***

Period: ***2001 – 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Chief Accountant***

Period: ***2002 – 2005***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Chairman of the Audit Commission***

Period: ***2002 – 2005***
Organization: ***Open Joint-Stock Company North-Western Telecom***
Position: ***Member of the Audit Commission***

Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company Moscow City Telephone Network***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2005***

Organization: *Open Joint-Stock Company VolgaTelecom*
Position: *Chairman of the Audit Commission*

Period: *2003 – 2005*
Organization: *Open Joint-Stock Company Far-Eastern Telecommunications Company*
Position: *Chairman of the Audit Commission*

Period: *2003 – up to now*
Organization: *Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom*
Position: *Member of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom*
Position: *Member of Management Board*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy General Director*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Member of Management Board*

Period: *2002 – up to now*
Organization: *Open Joint-Stock Company North-Western Telecom*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Chairman of the Audit Commission*

Period: *2005- up to now*
Organization: *Opene Joint-Stock Company «VolgaTelecom»*
Position: *Chairman of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company «Southern Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company "Interregional Commercial Bank for Development of Communication and Informatics"*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Sibirtelecom"*
Position: *Chairman of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***

Percentage of ordinary shares of the issuer owned by the person: ***no***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Svetlana N. Bocharova

Born in: ***1970***

Education: ***Higher***

Positions held over the past five years:

Period: ***2000 –2001***
Organization: ***Non-Governmental Non-Profit Education Institution "Institute of Journalism and Literature"***
Position: ***Senior Lecturer***

Period: ***2001 –2003***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Legal Department***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Accounting Department***

Period: ***2002 –2003***
Organization: ***Open Joint-Stock Company "Electrosvyaz " of the Republic of Buryatiya***
Position: ***Member of the Board of Directors***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Company "Uralsvyazinform"***
Position: ***Member of the Audit Commission***

Period: ***currently.***
Organization: ***Closed Joit-Stock Company "Penza Mobile"***
Position: ***Member of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Information Technologies of Communication"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***

Percentage of ordinary shares of the issuer owned by the person: ***no***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Valintina F. Veremyanina

Born in: ***1966***

Education: Higher

Positions held over the past five years:

Period: ***2000-2003***

Organization: ***Open Joint-Stock Company «Bank «Menatep Saint-Petersburg», Voronezh***

Position: ***Legal Adviser***

Period: ***2003-2003***

Organization: ***Open Joint-Stock Company «RTK-Leasing»***

Position: ***Deputy Head of Legal Division***

Period: ***2003-2004***

Organization: ***Open Joint-Stock Company «RTK-Leasing»***

Position: ***Head of Legal Division***

Period: ***2005-2005***

Organization: ***Open Joint-Stock Company «Svyazintek»***

Position: ***Chairman of the Board of Directors***

Period: ***2004 - up to now***

Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***

Position: ***Head of Division under Legal Department***

Period: ***2005 - up to now***

Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***

Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***

Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***

Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***

Percentage of ordinary shares of the issuer owned by the person: ***no***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

Mr. Yaroslav Y. Murashkin

Born in: ***1978***

Education: ***Higher***

Positions held over the past five years:

Period: ***2000 -2002***

Organization: ***Joint-Stock Commercial Bank "Sossibinterbank"branch office «Petrovsky»***

Position: ***Chief Economist of Corporate Clients Relations Department***

Period: ***2002 -2003***

Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***

Position: ***Chief Specialist of Economic Policy Department***

Period: ***2003 – up to now.***

Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***

Position: ***Chief Specialist of Economic Planning and Budgeting Department***

Period: ***2005 – up to now***

Organization: ***Closed Joint-Stock Company "WestBaltTelecom"***

Position: ***Member of the Audit Commission***

Period: ***2005 – up to now***

Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***

Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***

Percentage of ordinary shares of the issuer owned by the person: ***no***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

Ms. Oxana V. Petrova

Born in: ***1973***

Education: ***Higher***

Positions held over the past five years:

Period: *2000 - 2002*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Senior Specialist of Methodology and Information Division under Corporate Governance Department*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company "Electrosvyaz" Kostroma region*
Position: *Member of the board of Directors*

Period: *2000 - 2002*
Organization: *Open Joint-Stock Company "Chelyabinsksvyazinform"*
Position: *Member of the board of Directors*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company "Electrosvyaz" Tver region*
Position: *Member of the board of Directors*

Period: *2000 – 2005*
Organization: *Open Joint-Stock Company "Electrosvyaz" Moscow region (since 2001 - Open Joint-Stock Company "Central Telecommunication Company")*
Position: *Member of the board of Directors*

Period: *2004 – up to now*
Organization: *Open Joint-Stock Company "North-Western Telecom»*
Должность: *Member of the board of Directors*

Period: *2002 - up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy Head of Methodology and Information Division under Corporate Governance Department*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*
Interest in daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

Mr. Ilya V. Ponomaryev
Born in: *1970*

Education: ***Higher***

Positions held over the past five years:
Period: ***2000-2001***
Organization: ***Closed Joint-Stock company "Investment House «Stena»"***

Period: ***2001-2002***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Division under Economic and Tariff Policy Department***

Period: ***2003- 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Economic Planning and Budgeting Department***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Economic Planning and Budgeting Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Sibirtelecom "***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

Ms. Svetlana P. Sinadskaya
Born in: ***1971***
Education: ***Higher***

Positions held over the past five years:
Period: ***2000- 2001***
Organization: ***Investment Bank Group «Gamma Group»***
Position: ***Consultant***

Period: ***2001 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Economic and Tariff Policy Department***

Period: *2005 – up to now*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Internal Audit Department.

Ms. Lyudmila Y. Dylyaeva
Born in: ***1958***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 – 2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***
Position: ***Chief of Audit, Head of Accounting Department***

Period: ***2001 – 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Head of Department of Internal Audit of the General Accounting Office***

Period: ***2003 – 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy Head of Accounting Procedures Unit, Methodology and Accounting Department***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business

operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

5.6. Remunerations, benefits and/or reimbursement of expenses of the body supervising financial and business activities of the issuer.

The Charter of OJSC CenterTelecom specifies that the amount and payment procedure of the remunerations payable to the members of the Internal Audit Commission are set forth by Regulations on the Audit Commission of the Company, approved by a general meeting of shareholders.

The said Regulations in Article 7 specify that a member of the Audit Commission shall be paid quarterly remunerations equal to RUR 150 000 to each member in his/her period of serving on the commission.

The Chairman of the Audit Commission shall be paid the remuneration multiplied by a factor of 1.3.

For the quarter in which elections of the Audit Commission were held remunerations to the members of the Audit Commission are paid pro rata the period served in the quarter.

Remunerations paid to members of the audit commission:

RUR

Description	Fiscal period
	2004
Salary	862 452.73
Bonuses	236 445.50
Remuneration	4 781 272.40
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	5 880 170.63

Remunerations paid to employees of the Internal Audit Department:

RUR

Description	Fiscal period
	2004
Salary	3 640 975.48
Bonuses	753 380.01
Remuneration	0.00
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	4 394 355.49

5.7. Workforce and general information on the issuer's employees and workforce variations.

Information about the number of employees, expenditures on labour remuneration and social maintenance in OJSC «CenterTelecom»:

№	Description	Q3 2005
1.	Average number of employees	64 088
2.	Employees having higher professional education, %	24.0%
3.	Payroll costs (RUR)	1 779 180 016
4.	Social maintenance costs (RUR)	168 446 529
5.	Total amount of costs (RUR)	1 947 626 545

5.8. Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer.

No obligations to employees.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1. Data on the total number of the issuer's shareholders (members).

Total number of the issuer's shareholders as at the reporting period end – **27 951**

of which nominal holders of the issuer's shares - **34**

6.2. Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder.

6.2.1. Full name of the shareholder: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***

Abbreviated name: ***OJSC Svyazinvest***

INN: ***7710158355***

Address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia***

Interest in the legal (charter) capital of the issuer: ***38.02%***

Percentage of ordinary shares: ***50.69 %***

Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

a) Name of the shareholder: ***Ministry of Property Relations of the Russian Federation***

Address: ***9 Nikolski Per., Moscow, Russia***

Interest in the legal capital of the issuer's shareholder (participant): ***50 % + 1 share***

Percentage of ordinary shares of the shareholder (participant) of the issuer: ***50 % + 1 share***

Interest in the legal (charter) capital of the issuer: ***0 %***

Percentage of ordinary shares: ***0 %***

b) Name of the shareholder: ***MUSTCOM LIMITED***

Address: ***Julia House,3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.***

Interest in the legal capital of the issuer's shareholder (participant): ***25 % + 1 share***

Percentage of ordinary shares of the shareholder (participant) of the issuer: ***25 % + 1 share***

Interest in the legal (charter) capital of the issuer: ***0 %***

Percentage of ordinary shares: ***0 %***

c) Name of the shareholder: ***Specialized state body established by the government of the Russian Federation - Russian Federal Property Fund***

Address: ***9 Leninski Prospect, Moscow, 119049, Russia***

Interest in the legal capital of the issuer's shareholder (participant): ***25 % -2 shares***

Percentage of ordinary shares of the shareholder (participant) of the issuer: ***25 % -2 shares***

Interest in the legal (charter) capital of the issuer: ***7.19%***

Percentage of ordinary shares: ***9.59%***

6.2.2. Full name of the shareholder: ***Specialized state body established by the government - Russian Federal Property Fund***

INN: ***7704097841***

Address: ***9 Leninski Prospect, Moscow, 119049, Russia***

Interest in the legal (charter) capital of the issuer: ***7.19%***

Percentage of ordinary shares: ***9.59%***

Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

no such persons

6.2.3. ***(nominal holder)***

Full name of the shareholder: ***Closed Joint-Stock Company Depositary Clearing Company***

Abbreviated name: ***ZAO DCC***

INN: ***7710021150***

Address: ***31 Shabolovka Street, Building B, Moscow, 115162, Russia***

Tel.: ***+7 (095) 956-09-99*** Fax: ***+7 (095) 232-68-04***

e-mail: dcc@dc.ru

License of a professional participant in the securities market:

Number: ***177-06236-000100***

Issue date: ***October 09, 2002***

Valid till: ***unlimited term of validity***

The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***123 905 533***

Interest in the legal (charter) capital of the issuer: ***10.92 %***

Percentage of ordinary shares: ***7.85%***

6.2.4. ***(nominal holder)***

Full name of the shareholder: ***Closed Joint-Stock Company Commercial Bank "CITYBANK"***

Abbreviated name: ***ZAO «CITYBANK»***

Address: ***8-10 Galesheka Street, Moscow, 125047, Russia***

Tel.: ***+7 (095) 725-67-36*** Fax: ***+7 (095) 251-46-58***

e-mail: ***no information is available***

License of a professional participant in the securities market:

Number:***177-02719-000100***

Issue date: ***November 1, 2000***

Valid till: ***unlimited term of validity***

The body which issued the license: ***Federal Commission for Securities Market (FCSM)***
Number of ordinary shares: ***89 065 830***
Interest in the legal (charter) capital of the issuer: ***10.69 %***
Percentage of ordinary shares: ***5.64 %***

6.2.5. ***(nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company BRUNSWICK UBS NOMINEES***
Abbreviated name: ***ZAO BRUNSWICK UBS NOMINEES***
Address: ***2/2 Paveletskaya Square, Moscow, 115054, Russia***
Tel.: ***+7 (095) 258-52-00*** Fax: ***+7 (095) 725-41-70***
e-mail: ***no information is available***
License of a professional participant in the securities market:
Number:***177-04885-000100***
Issue date: ***March 13, 2001***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***
Number of ordinary shares: ***102 013 386***
Interest in the legal (charter) capital of the issuer: ***10.55 %***
Percentage of ordinary shares: ***6.46 %***

6.3. Information on government or municipal interest in the charter (contributed) capital (unit) fund of the issuer, existence of a special right ("golden share").

№	full name (for a legal entity – for-profit organization) or name (full name of the organization for a legal entity – not-for-profit organization), or first name and surname (for an individual), managing the government/municipal stake on behalf of the Russian Federation, constituent entity of the RF or municipality, who performs the functions of a member (shareholder) of the issuer	Location	interest in the charter (contributed) capital of the issuer
1.	*Specialized state body established by the government - Russian Federal Property Fund*	9 Leninski Prospect, Moscow, 119049, Russia	7.193740 %
2.	State organization Federal Post Service of Moscow region	29 Narodnogo Opolchenya Street, building 2, Moscow, 123824, Russia	0.004040 %
3.	Property Management Committee of Kaluga city	8 Saltykova-Schedrina Street, Kaluga, 248002, Russia	0.000106 %
4.	The Kaluga Region represented by the Ministry of the Economic Development of Kaluga region	64 Lunacharskogo Street, Kaluga, 248600, Russia	0.000011 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: ***no***

6.4. Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer.

According to item 8.12 of the Company's Charter:
In the event that a shareholder in the Company intends to acquire 30 or more percent of placed common shares in the Company, alone or jointly with an affiliate (affiliates), such shareholder must, no sooner than 90 days and no later than 30 days before the date of acquisition of shares, send the Company written notice of its intention to acquire the shares. After the completion of the transaction involving the acquisition of such shares such shareholder must, within 30 days from the date of acquisition, propose to the Company shareholders to sell their common shares of the Company and mass-issued securities convertible into shares at the market price but not less than the average price for the six months preceding the acquisition date of the shares by such shareholder.

According to the Russian Federation Law On competition and limitation of monopolistic activities on commodity markets there are following restrictions applicable to dealings with outstanding issued securities of the issuer on OTC market: "based on an application of a legal entity or a natural person and subject to a consent of a federal anti-monopoly body given in advance, an individual (a group of individuals) may acquire shares (units) carrying voting rights in the legal capital of a business entity giving the person (the group of individuals) the right to control over 20% of the said shares (units)."

There are no restrictions on foreign participation in the legal capital of the issuer.

There are no other limitations applicable to having an interest in the legal (contributed) capital of the issuer.

6.5. Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares.

№	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund) of the issuer	percentage of the issuer ordinary shares owned by the said person
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 12, 2000***			
1.	Russian Federal Property Fund	22 %	27.40 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.45 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 16, 2001***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002***			

1.	Russian Federal Property Fund	22 %	27.4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.93 %	0.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38.02 %	50.69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38.02 %	50.69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 23, 2004***			
1.	Specialized state body established by the government - Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38.02 %	50.69 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.10 %	2.15 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 13, 2005***			
1.	Specialized state body established by the government - Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38.02 %	50.69 %

6.6. Information regarding transactions concluded by the issuer where self-interest existed (related party deals).

The number of transactions concluded by the issuer where self-interest existed: eight.
Total value of the closed related party deals: 83 666 446.56 rubles.

All transactions were approved by the Board of Directors

There were no transactions (several related transactions) valued at over 5% of the book-value of the issuer's assets as defined according to its financial statements on the last reporting date before closing the deal.

There were no related party transactions (several related transactions) conducted without an approval given by the Board of Directors (Supervisory Board) or by the general meeting of shareholders, ahen such approval was obligatory in accordance with the legislation of the Russian Federation.

6.7. Accounts receivable.

Type of accounts receivable	Break-down by posting periods	
	before one year period	over one year period
Customers and buyers accounts receivable, RUR	1 749 120 904	0
including overdue, RUR	257 938 002	X
Bills of exchange receivable, RUR	19 265839	0
including overdue, RUR	0	X
Debt of participants (founders) with respect to contributions to the charter capital, RUR	0	0
including overdue, RUR	0	X
Accounts receivable on paid advance sum, RUR	265 129 734	10 567 104
including overdue, RUR	33 374 740	X
Other accounts receivable, RUR	840 728 731	18 456 010
including overdue, RUR	154 846 942	X
Total, RUR	**2 874 245 208**	**29 023 114**
including overdue, RUR	**446 159 684**	**X**

Debtors, whose each amount of debt is not less than 10 percents of total accounts receivable (total amount of accounts receivable as of September 30, 2005 is 4 958 390 thousand rubles, 10% of this amount is 495 839 thousand rubles): ***no such debtors.***

Information about the total amount of the issuer's accounts receivable and the total amount of unsettled accounts receivable for nine months of 2005.

Description	As of september 30, 2005
Accounts receivable, total (RUR)	2 903 268 322
Including overdue, total (RUR)	446 159 684
Reserve for bad debts, RUR	2 055 121 428

Note: As to the share calculation which accounts for 10% of **accounts receivable total amount**. In the balance sheet accounts receivable are given as accounts receivable minus reserve for bad debt, i.e. total accounts receivable – reserve for bad debt (4 958 390-2 055 122=2 903 268 (thousand rubles)). 10% should be calculated of the total accounts receivable, i.e. 10% of 4 958 390 thousand rubles.

VII. Accounting reports/financial statements of the issuer.

7.1. Annual financial statements of the issuer.

Annual financial statements of OJSC CenterTelecom are not included in the report for Q3 2004.
Auditor's conclusion for 2004 is available at the Internat site of the Company: www.centertelecom.ru

7.2. Quarterly financial statements of the issuer for the last ended reporting quarter.

Balance sheet (form No. 1)
Profit and Loss Report (form No. 2)

The quarterly account books of OJSC CenterTelecom for nine months 2005 are provided in Annex No. 2 of the Quarterly Statement.

7.3. Consolidated financial statements of the issuer for the last full fiscal year.

Consolidated account books are not kept, for this is not required by OJSC Svyazinvest – principal shareholder.

7.4. Information about the accounting policy of the Issuer.

The accounting policy is provided in Annex № 3

7.5. Total value of export and export share in the total sales volume

OJSC CenterTelecom does not sell its services outside the RF.
Distribution area for services of OJSC CenterTelecom – the RF regions.

7.6. Information on the value of the Issuer's real estate and the material changes in the Issuer's property that occurred after the date when the last completed financial year ended.

The value of the Issuer's real estate (land areas, buildings, line-and-cable communication facilities) amounted to 10 874.0 mln rubles as of September 30, 2005.
Depreciation (buildings, communication lines) amounted to
3 176.0 mln rubles as of September 30, 2005.

As it was reported earlier in report for Q2 2005, changes in the real estate value are caused by the Government of the RF's adoption, on February 11, 2005, of resolution No. 68 that approved the Regulations on the Specifics of the State Registration of Title to and Interest in Line-and-Cable Communication Facilities, which enabled the Company's branches to implement activities so as to isolate real estate from communication facilities. In reports for 2004 and Q1 2005 the value of line-and-cable communication facilities was stated based of the data of accounting statements. At the same time the authorities that effect the state registration of rights to real estate and transactions therewith and the authorities that effect technical inventory-taking so far have no unambiguous interpretation of the above resolution.

Over the reporting period, no real estate whose value would exceed 5 per cent of the balance-sheet value of the Issuer's assets was acquired and disposed of.

Data on the real estate valuated by an independent valuer in the period from October 1, 2004 to October 10, 2005 are as follows:

The valuated real estate which undergone no changes

Open Joint-Stock Company "Central Telecommunication Company"
INN 5000000970

№	Facility name	Valuation date (day/ month/year)	Assessed value (thousand rubles)
1	Automatic exchange building	14.02.05	266.00
2	Garage building	14.02.05	21.30
3	Automatic exchange building	02.02.05	192.80
4	Garage building	02.02.05	19.50
5	2-box garage building	02.02.05	16.80
6	Extension building to communication section	02.02.05	31.10
7	Shed-and-warehouse building	02.02.05	34.20
8	Power base building	02.02.05	16.30
9	Land plot	20.04.05	25.60
10	Administrative building	16.02.05	278.70
11	Garage building	16.02.05	12.80
12	Land plot	20.04.05	12.30
13	Garage building	02.02.05	13.70
14	Fitters' building	02.02.05	19.80
15	Warehouse building	02.02.05	15.20
16	Non-residential (accumulator) building	02.02.05	17.80
17	Automatic exchange building	28.02.05	90.00
18	Land plot	28.02.05	11.80
19	Utility building	01.03.05	216.60
20	Administrative building	01.03.05	1 963.40
21	Production workshop building	01.03.05	2 738.50
22	Sawmill building	01.03.05	77.20
23	Garage building	01.03.05	757.00
24	Warehouse building	01.03.05	930.10
25	Land plot	01.03.05	2 317.80
26	Land plot	08.06.05	44.30
27	Three-room flat	02.06.05	643.80
28	One-room flat	02.06.05	302.00
29	One-room flat	02.06.05	330.00
30	Non-residential building quarters on th 1st and 2nd floors of 3-storyed administrative building	25.07.05	22 557.63
31	Flat	22.06.05	794.10
32	Land plot, 304 sq. m (long-term lease for 5 years)	24.01.05	26.00
33	Garage-warehouse	10.03.05	195.00

35	Boilerhouse	22.11.04	395.80
36	Building of phone and telegraph office	30.05.05	218.00
37	Diesel building	30.05.05	32.00
38	Operations base	01.03.05	2 151.00
39	Automatic exchange building	19.08.05	5 636.00
40	Garage, warehouse building	21.04.05	99.00
41	Garage building (litera V)	14.04.05	334.00
42	Garage building (litera E)	14.04.05	139.00
43	Boilerhouse with backrooms	14.04.05	223.00
44	Gatehouse on the territory of the Altai-3M complex	14.04.05	120.00
45	Part of building, non-residential premises	26.11.04	82.60
46	Fitters' (residential) building /2-room flat	26.11.04	14.50
47	Kindergarten building	10.06.05	13 543.00
48	Building of hostel	10.06.05	10 649.00
49	Garage building (litera V)	05.04.05	1 345.00
50	Garage building (litera D)	05.04.05	380.37
51	Extension building (under construction) to an exchange	05.04.05	597.00
52	Exchange-36 building	04.03.05	4 186.00
53	Garages building	15.03.05	210.00
54	Residential building	15.03.05	83.00
55	Fitters' house	19.05.05	39.00
56	Garage	19.05.05	277.00
57	Warehouse	19.05.05	56.00
58	Stable	19.05.05	11.00
59	Office	19.05.05	45.00
60	Two-room flat	25.01.05	350.00
61	1/3 of shop building	25.05.05	17.00
62	Non-residential building of the line maintenance shop of the area telecommunications centre, litera A	01.04.05	106.50
63	Garage, litera A	01.04.05	65.52
64	Radio center building	11.08.05	81.49
65	Radio center building	31.08.05	36.50
66	Former building of operatios engeenering communications department	15.06.05	68.00
67	Former building of communication node	04.10.05	40.00

68	Part of the worksop	04.10.05	204.00
69	Part of the worksop	04.10.05	306.00
70	Two-room flat	25.02.05	620.00
71	Four-room flat	27.01.05	441.00
72	Extension building	11.05.05	2470
73	Warehouse building	10.08.05	122.8
74	Garage building	10.08.05	248.2

The Real Estate Valuated and Disposed of as a Result of Valuation

№	Facility name	Valuation date (day/ month/year)	Disposition date (day/ month/year)	Value as of Disposition Date (thousand rubles)		
				Balance-sheet value	Depreciated value	Assessed value
1	Building with an attic	22.03.05	06.06.05	157.00	13.00	95.00
2	Panel house	23.03.05	06.06.05	42.00	0.00	8.00
3	Timber house	23.03.05	06.06.05	133.00	74.00	98.00
4	Panel house	23.03.05	06.06.05	105.00	13.00	6.00
5	Fisherman's house	23.03.05	06.06.05	124.00	93.00	74.00
6	Non-residential premises - radio centre	18.05.05	30.06.05	77.20	0.00	317.40
7	Standalone building	15.03.05	23.06.05	46.50	27.30	34.80
8	Power base building (100047)	15.02.05	30.06.05	12.73	0.00	4.27
9	Operations building (100048)	15.02.05	30.06.05	44.14	4.37	17.20
10	Radio centre building (100002)	01.08.04	31.12.04	79.16	0.00	29.53
11	Sawmill building	06.04.05	30.06.05	64.81	7.43	52.54
12	Building of an auxiliary service of the area communications centre	16.06.04	30.12.04	72.37	–	340.00
13	Part of the building of a woodworking shop, 2 storeys	06.04.05	30.06.05	215.90	157.39	194.92
14	Repair workshop building	02.09.04	28.03.05	3 204.00	2 579.5	2 661.00
15	Washing station building	02.09.04	28.03.05	246.5	198.5	210.00
16	Control centre building	02.09.04	28.03.05	36.20	21.6	57.00

17	One-storey building	20.08.04	07.12.04	139.17	24.03	270.00
18	Residential building with a non-residential room	20.08.04	07.12.04	24.65	5.00	380.00
19	1-room flat	25.01.05	15.09.05	280.81		370.00
20	1-room flat	20.07.04	28.10.04	338.22	338.22	357.80
21	Fitters' house	20.01.05	Договор купли-продажи от 06.07.05	93.60	18.90	290.00
22	Garage			19.20	3.90	
23	Radio centre building (Glazovo Village)	28.01.05	30.06.05	154.80	0.00	43.22
24	Administrative building of operatios engeenering communications department	24.01.05	09.09.05	108.10	15.00	79.50
25	Extension building	06.12.04	06.09.05	342.70	302.60	304.70
26	Automatic exchange building	16.02.05	06.09.05	607.20	0.00	300.00
27	Garage building	16.02.05	06.09.05	263.50	213.70	217.00
28	Garage building	16.02.05	06.09.05	88.90	45.20	46.30
29	Warehouse building	16.02.05	06.09.05	15.60	4.80	24.40
30	Non-residential warehouse building	02.09.04	15.02.05	109.8	43.2	10.6
31	Non-residential warehouse building	02.09.04	15.02.05	46	3.8	59
32	Non-residential building of post office	02.09.04	15.02.05	183.3		24.6
33	Non-residential garage building	02.09.04	15.02.05	69.3	13.2	24

The Valuated Real Estate Entered into the Balance Sheet

№	Facility name	Valuation date (day/ month/year)	Acquisition date (day/ month/year)	Value as of the acquisition date (thousand rubles)		
				Balance-sheet value	Depreciated value	Assessed value

1	Garage building (10258)	20.11.04	20.11.04	37.78	0.00	37.78
2	Land plot, 58.76 sq. m in total	16.11.04	01.12.04	0.48	0.48	0.08
3	In-built premises No. 243 under construction, 62.7 sq. m	02.08.04	30.05.05	-	-	627.00
4	One-storied building of store No. 1 (87/1000)	09.07.04	15.06.05	203.71	203.71	120.00
5	Three-storied administrative building (41/1000)	01.01.04	17.11.04	499.93	499.93	421.00
6	One-storied building (515/1000), litera V	24.06.04	15.12.04	392.85	392.85	430.00
7	One-storied building, litera G	24.06.04	15.12.04	114.20	114.20	125.00
8	One-storied building, litera Zh	24.06.04	15.12.04	86.79	86.79	95.00
9	Garage	20.12.04	29.12.04	777.00	777.00	777.00
10	Non-residential building of an exchange and a call office	29.12.04	30.12.04	466.00	461.34	466.00
11	Diesel building	29.12.04	30.12.04	9.00	4.50	9.00
12	Garage building	29.12.04	30.12.04	17.00	16.50	17.00
13	Diesel building	29.12.04	30.12.04	11.00	10.59	11.00
14	One-room flat	26.11.04	Договор купли-продажи № 418 от 22.08.2005г. (дата регистрации 03.10.2005г.)	310.60	310.60	295.00
15	Land plot	20.07.05	30.08.05	185.00		185.00
16	Land plot	20.07.05	30.08.05	2.60		2.6[illegible]
17	Land plot	20.07.05	30.08.05	1.20		1.20

7.7. Information on the Issuer's participation in legal proceedings in cases where such participation may have a material effect on the Issuer's financial and economic operations.

We consider that the following claims can be considered substantial:

- claims which amount is equal to or exceeds 10 percent of OJSC *CenterTelecom* balance sheet assets which is 4,466,650 thousand rubles as of June 30, 2005;

- claims which impede performing business activity or are directed to its prohibition or termination (claims on liquidation, declaration of bankruptcy (insolvency) of OJSC *CenterTelecom* or its affiliate and dependant companies, on assignment of property (assets), on contesting rights of licenses and patents, on collection of material debts on taxes to budget and extra-budgetary funds).

In the 3rd quarter of 2005, as well as during the three years preceding the end date of the accounting quarter, OJSC *CenterTelecom* did not participate in substantial legal proceedings which can (could) influence its financial and economic activities.

We additionally inform you that during the three years preceding the end date of the accounting quarter OJSC *CenterTelecom* has participated or participates as a claimant or defendant in the following legal proceedings which maximal risk of potential loss exceeded or exceeds 5 million rubles:

1. In 2003 Arbitration Courts of Moscow District refused to satisfy two claims made in the name of and on behalf of OJSC *CenterTelecom* on recovery of expenditures of **8,058 thousand rubles** and **5,975 thousand rubles**, connected with OJSC *CenterTelecom* Moscow Branch granting discounts on payment for communication services to veterans, from the Russian Federation in the name of Ministry of Finance at the expense of the Treasury of the Russian Federation.

In the first case the court considered that claimant's statements on defendants' failure to act were not confirmed by documentary evidences; in the second case court instances established that funds for recovery of communications enterprises' expenditures were not fully provided for by federal budget for 2001 and 2002 years. The court considered that there were no grounds for satisfying the said claims in such circumstances.

OJSC *CenterTelecom* sent an appeal to the Supreme Arbitration Court of the Russian Federation on revision of these judicial deeds in the exercise of supervisory powers, but arbitrators of the Supreme Arbitration Court of the Russian Federation made decision on refusal to refer the judgments of the Arbitration Court of Moscow City and determinations of the Federal Arbitration Court of Moscow District to the Presidium of the Supreme Arbitration Court of the Russian Federation for revision in the exercise of supervisory powers.

In the third quarter of 2004 OJSC *CenterTelecom* sent applications on judgments revision due to newly discovered facts to the Arbitration Court of Moscow City (the following was stated as newly discovered facts: decision of the Constitutional Court of the Russian Federation dated 11.05.2004 on refusal to consider OJSC *CenterTelecom's* appeal against breach of constitutional rights and liberties of Art. 30 of Federal Law dated 16.02.1995 "*On Communications*" and p. 2 art. 180 of the Budget Code of the Russian Federation).

The appeals were not satisfied by the decision dated 27.09.04, left unchanged by decision of appeals instance dated 01.02.05 and determination of cassational instance dated 26.04.05.Judicial acts were motivated by the fact that claimant's references to the circumstances stated in the recitals of decision of the Constitutional Court of the Russian Federation, not connected with the procedure of applying federal laws and court's failure to realize litigation tasks, can not be considered as newly discovered facts pursuant to p. 1 Art. 311 of the Arbitration Procedure Code of the Russian Federation.

2. In December 2003 a claim was made in the name of and on behalf of OJSC *CenterTelecom* on recovery of expenditures, incurred in connection with OJSC *CenterTelecom* Tula Branch granting discounts on payment for communication services to veterans, to the Arbitration Court of Moscow City. Amount of the claim is **92,989 thousand rubles.**

The Ministry of Finance of the Russian Federation as representative of the Russian Federation was named as a defendant in the notice of claim.

On 24.05.2004 the Arbitration Court of Moscow City considered the said claim against the Russian Federation and satisfied claims of OJSC *CenterTelecom* on recovery of the said amount from the Ministry of Finance. Appeals instance satisfied the petition for appeal of the Ministry of Finance of the Russian Federation by decision dated 01.09.04, and dismissed the claim of OJSC *CenterTelecom*. On October 25, 2004 cassational instance did not change the decision of the appeals instance and did not satisfy the cassation of OJSC *CenterTelecom*.

On 18.03.2005 OJSC *CenterTelecom* sent appeal against breach of constitutional rights to the Constitutional Court of the Russian Federation, where the claimant asked to examine constitutionality of item 2 article 124 of the Civil Code of the Russian Federation in the interpretation which was used by federal arbitration courts of Moscow District in the case of OJSC *CenterTelecom*.

The appeal of OJSC *CenterTelecom* was refused by the decision of the Constitutional Court of the Russian Federation dated July 05, 2005.

3. On May 13, 2004 the Arbitration Court of Moscow City delivered decision on satisfying the claim made in the name of and on behalf of OJSC *CenterTelecom* against the Russian Federation in the name of the

Ministry of Finance, Ministry of Labour and Social Development of Russia, Department of Social Protection of the Tambov Region on recovery of losses of **10,432 thousand rubles** incurred as a result of OJSC *CenterTelecom* Tambov Branch granting discounts on payment for communication services to veterans. Appeals and cassational instances did not change the decision of the court of primary jurisdiction. Ministry of Labour and Social Development made application to the Supreme Court of the Russian Federation on revision of the said judicial acts in the exercise of supervisory powers. The claimant was refused to referring the legal cases to the Presidium of the Supreme Court of the Russian Federation for revision in the exercise of supervisory powers by the decision of the Supreme Court of the Russian Federation.

4. On June 28, 2004 the Arbitration Court of the Voronezh Region delivered decision on the claim made by Voronezh Branch of OJSC *CenterTelecom* on recovery of losses of **10,607 thousand rubles,** incurred by OJSC *CenterTelecom* as a result of granting discounts on payment for communication services to certain categories of citizens, from the treasury of the Russian Federation. Enforcement order was executed according to the established procedure.

5. In 2004 Voronezh Branch of OJSC *CenterTelecom* made **3 claims** of total amount equal to **49,708 thousand rubles** to the Arbitration Court of the Voronezh Region on recovery of losses, incurred by OJSC *CenterTelecom* as a result of granting discounts on payment for communication services to certain categories of citizens, from the treasury of the Russian Federation pursuant to the laws "*On Veterans*", "*On Social Protection of Disabled Persons in the Russian Federation*" and the law "*On Social Protection of the Citizens which have been Exposed to Radiation as a Result of Accident on Chernobyl Power Station*". The claims were satisfied by the court of primary jurisdiction according to the judgments dated 15.12.04 and 21.12.04. Enforcement orders were executed according to the established procedure.

6. In 2003 Voronezh Branch of OJSC *CenterTelecom* made claim to the Arbitration Court of the Voronezh Region on recovery of losses, incurred by OJSC *CenterTelecom* as a result of granting discounts on payment for communication services to certain categories of citizens, from the treasury of the Russian Federation. Amount of the claim was **20,646 thousand rubles.** The claim was satisfied by the court of primary jurisdiction. Enforcement order was executed according to the established procedure.

7. In 2003 Moscow Branch of OJSC *CenterTelecom* made a claim against Moscow Regional Registration Chamber and *Chehovsky District of the Moscow Region* Municipal Formation in the name of Region Administration on voidance of the registered property right of the Municipal Formation to town telephone and broadcasting network owned by OJSC *CenterTelecom* and recognition of property right of OJSC *CenterTelecom.*

Assessed value of the objects is **8,041 thousand rubles.**

The claims of OJSC *CenterTelecom* were satisfied by the decision of the court of primary jurisdiction dated 15.04.2004.

However, the Federal Arbitration Court of Moscow District considered that the court of primary jurisdiction had not duly studied all the facts which were important for considering the case on the merits and awarding judgment.

The judgment of the Arbitration Court of the Moscow Region dated April 15, 2004 was recalled by the decision of the Federal Arbitration Court of the Moscow Region dated July 07, 2004 and the case was referred to first instance for reconsideration.

The claim is under examination.

8. In 2003-2004 FGUP *Russian Television and Broadcasting Network* (FGUP *RTRS*) made three claims against OJSC *CenterTelecom* on voidance of privatization of telecommunication companies, joined to OJSC *CenterTelecom* as a result of reorganization, in the part of transferring property of the following broadcasting centers to them:

1) FGUP RTRS made claim to the Arbitration Court of the Kaluga Region on voidance of p. 6.1. of OJSC CenterTelecom Carter in the part of including the following objects to the Authorized Capital of OJSC CenterTelecom: towers of Maloyaroslavets, radar station of Kirov-Manino-Lyudinovo, radar station of Manino-Betlitsa, radar station of Kirov-Novoaleksandrovski of the Kaluga Region. Remaining value of the property was 7,846 thousand rubles, though the claim was made for total amount of **27,438 thousand rubles.**

Territorial Administration of the Ministry of Property of Russia participated in the case as a third party who claimed under its own right.

The claim of FGUP *RTRS* was dismissed by the decision of the court of primary jurisdiction dated 25.06.2004.

Appeals instance recalled the decision of the court of primary jurisdiction and rendered a new judgment on satisfying the claim of FGUP *RTRS*.

Cassational instance recalled the judgment of the court of appeals instance and did not change the judgment of the court of primary jurisdiction on dismissal of the claim of FGUP *RTRS* dated 25.06.2004.

2) A claim was made to the Arbitration Court of the Moscow Region on applying consequences of the void transaction on privatization of GPSI *Possvyazinvorm* of the Moscow Region in the part of including the translator building in Stupino town of the Moscow Region to the Authorized Capital of OJSC *CenterTelecom* and its return to national property of the Russian Federation. Depreciation value of the building is null (100% wear).

The claim of FGUP *RTRS* was not satisfied by the judgment of the Arbitration Court of the Moscow Region dated 09.08.04.

The judgment of the court of primary jurisdiction was recalled by the determination of the Federal Arbitration Court of the Moscow Region dated 09.12.04, the case was referred to first instance for reconsideration.

The claim of FGUP *RTRS* was rejected by the judgment of the Arbitration Court of the Moscow Region dated 14.03.05.

The decision of the Arbitration Court of the Moscow Region dated March 14, 2005 was not changed by the determination of the Federal Arbitration Court of the Moscow Region dated July 13, 2005 and the cassation of FGUP *Russian Television and Broadcasting Network* was not satisfied.

3) On May 15, 2003 FGUP *RTRS* made a claim on applying consequences of the void transaction in the part was including ORTPC building located in Ryazan to the authorized capital of *Electrosvyaz* of the Ryazan Region. Remaining value of the building is **397.54 thousand rubles.** The claim of FGUP *RTRS* was disallowed by judgment of the court of primary jurisdiction dated 14.01.2004. The judgment of the court of primary jurisdiction was not changed by the determinations of appeals and cassational instances.

9. State agency – Federal Postal Service Administration of the Moscow Region (hereinafter referred to as SA FPSA MO) submitted a notice of claim to the Arbitration Court of the Moscow Region on voidance of the property right registered by OJSC *CenterTelecom* to the premises located at the address: Moscow Region, Taldom Town, ul. Sobtsova, 1, with total floor area of 524.1 sq. m.

On 28.12.04 the Arbitration Court of the Moscow Region refused to satisfy the claim of SI FPSA MO. The judgment of the Arbitration Court of the Moscow Region dated 22.12.04 was not changed by the determination of appeals instance dated 04.04.05 and the petition of appeal of SI FPSA MO was not satisfied.

The judgment of the Arbitration Court of the Moscow Region dated 28.12.04 and the Determination of the Tenth Arbitration Appeals Court of the Moscow Region dated April 4, 2005 was not changed by the determination of the Federal Arbitration Court of the Moscow Region dated August 1, 2005 and the cassation of SI FPSA MO was not satisfied.

On August 23, 2004 the Arbitration Court of the Moscow Region satisfied the counterclaim of OJSC *CenterTelecom* on vacating the said premises by SI FPSA MO. The court judgment came into force.

10. On 25.01.2005 the Committee of Property Administration of Istra District of the Moscow Region (hereinafter referred to as CPA of Istra District) submitted application to Istra town court on recognition of municipal property right to the property consisting of telephone network conduit run with length of 31,387.85 m and 339 cable chambers located at the address: Moscow Region, Istra Town.

Claim of CPA of Istra District was satisfied by the judgment of the court of primary jurisdiction dated September 09, 2005.

OJSC *CenterTelecom* submitted cassation appeal.

11. On June 01, 2005 OJSC *CenterTelecom* submitted claim against CJSC *Regional Communications Company* on recovery of **83,753 thousand rubles** under the contract of guarantee to the Arbitration Court of the Yaroslavl Region.

Pursuant to the judgment of the Arbitration Court of the Yaroslavl Region dated September 29, 2005 the amount of 61,590 thousand rubles was collected from CJSC *Regional Communications Company on* behalf of OJSC *CenterTelecom*, it was refused to collect interest of 22,163 thousand rubles.

12. In the 3rd quarter of 2005 Kazmin V.D. submitted a claim against Lipetsk Branch of OJSC *CenterTelecom* on enforcement of contract on usage of telephone communication and recovery of moral damage compensation of **30 million rubles**. On September 15, 2005 Oktyabrsk District Court of Lipetsk City

rendered judgment on refusal to satisfy the claim of Kazmin V.D. in the part of enforcement of the contract and moral damage compensation of 1,000 rubles was collected from OJSC *CenterTelecom.* The claimant submitted cassation which is under examination now.

13. In 2005 OJSC *MGTS* submitted application on recovery of unjust enrichment sum of **8,7 million rubles** from OJSC *CenterTelecom* to the Arbitration Court of the Moscow Region.

The claim is under examination.

14. On July 15, 2005 Ministry of Finance of the Russian Federation submitted claim against OJSC CenterTelecom on recovery of **458,638 thousand rubles** to federal budget under debt commission of allocated credit line to the Arbitration Court of the Moscow Region. The claim is under examination.

15. On August 4, 2005 NTK LLC submitted claim on voidance of property right to linear and cable communication constructions, located in Noginsk of the Moscow Region, registered by OJSC CenterTelecom *to the Arbitration Court of the Moscow Region.*

The claim is under examination.

16. In 2004 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Tula Branch granting discounts on payment for communication services to veterans in 2003, was made in the name of and on behalf of OJSC *CenterTelecom.* Amount of the claim is **17,025 thousand rubles.** The court of primary instance refused to satisfy the claim. The judgment of the court of primary instance was not changed by the determination of appeals instance dated 16.06.05 and the petition for appeal of OJSC *CenterTelecom* was not satisfied. The judgment of the court of primary instance and the determination of appeals instance was recalled by the determination of the Federal Arbitration Court of the Moscow Region and the case was referred to the court of primary instance for reconsideration.

17. In 2004 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Bryansk Branch granting discounts on payment for communication services to veterans during 2001-2003, was made in the name of and on behalf of OJSC *CenterTelecom.* Amount of the claim is **28,164 thousand rubles.** The said amount was collected from the Ministry of Finance of Russia at the expense of the Treasury of the Russian Federation pursuant to judgment of the Arbitration Court of Moscow City dated 18.02.05. Petition for appeal of the Ministry of Finance was satisfied by the determination of appeals instance dated 25.05.2005 and the claim of OJSC *CenterTelecom* was dismissed. The Federal Arbitration Court of the Moscow Region recalled the determination of appeals instance by the determination of August 12, 2005 and did not changed the judgment of the court of primary jurisdiction dated February 18, 2005 satisfying the claim of OJSC *CenterTelecom.*

18. In 2004 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Ivanovo Branch granting discounts on payment for communication services to veterans during 2001-2003, was made in the name of and on behalf of OJSC *CenterTelecom.* Amount of the claim is **20,137 thousand rubles.** The court of primary jurisdiction refused to satisfy the claim. The judgment of the court of primary jurisdiction was not changed by the determination of the court of appeals instance and the petition for appeal of OJSC *CenterTelecom* was not satisfied. On 24.05.05 the determination of the court of appeals instance and the judgment of the court of primary jurisdiction were recalled by cassational instance and the case was referred for reconsideration. The claim of OJSC *CenterTelecom* was satisfied by judgment of the court of primary jurisdiction dated August 30, 2005.

19. In 2004 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Tver Branch granting discounts on payment for communication services to veterans and disabled persons in 2003, was made in the name of and on behalf of OJSC *CenterTelecom.* Amount of the claim is **19,711 thousand rubles.** The claim was not satisfied by the judgment of the court of primary jurisdiction which was not changed by appeals instance. The judgment of the court of primary jurisdiction and the determination of the court of appeals instance were recalled by the determination of the Federal Arbitration Court of the Moscow Region dated August 4, 2005 and claim of OJSC *CenterTelecom* was satisfied.

20. On 23.12.04 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Verhnevolzhsk Branch granting discounts on payment for communication services to veterans and disabled persons, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration court of the Yaroslavl

Region. Amount of the claim is **38,211 thousand rubles.** The claim of OJSC CenterTelecom was partially satisfied to the extent of 32,779 thousand rubles by the judgment of the court of primary jurisdiction dated 27.06.05. Appeals instance did not change the judgment of the court of primary jurisdiction and the appeal of the Ministry of Finance of the Russian Federation was not satisfied.

21. In the 1st quarter of 2005 a claim against the Russian Federation in the name of the Ministry of Finance of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Smolensk Branch granting discounts on payment for communication services to veterans, was made in the name of and on behalf of OJSC *CenterTelecom* to the Arbitration Court of the Smolensk Region. Amount of the claim is **53,326 thousand rubles.** The claim was satisfied by the judgment of the court of primary jurisdiction dated 04.05.2005. The judgment of the court of primary jurisdiction was not changed by the determination of appeals instance dated September 1, 2005 and the petition for appeal of the Ministry of Finance of the Russian Federation was not satisfied.

22. At the end of 2004 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Moscow Branch granting discounts on payment for communication services to veterans during 2001-2003, was made in the name of and on behalf of OJSC *CenterTelecom* to the Arbitration Court of Moscow City. Amount of the claim is **217,306 thousand rubles.** The claim of OJSC *CenterTelecom* was satisfied by the judgment of the court of primary jurisdiction dated 16.02.05. The judgment of the court of primary jurisdiction was not changed by the determination of appeals instance dated 22.04.05 and the petition for appeal of third party – the Ministry of Public Health and Social Development of the Russian Federation - was not satisfied. An enforcement order was issued and sent by OJSC *CenterTelecom* to the Ministry of Finance of the Russian Federation for execution according to the established procedure. Though, concurrently with foregoing, the Ministry of Public Health and Social Development of the Russian Federation submitted a cassation. The judgment of the court of primary jurisdiction and the determination of appeals instance were not changed by the determination of the Federal Arbitration Court of the Moscow Region dated July 19, 2005, and the cassation of the Ministry of Public Health and Social Development of the Russian Federation was not satisfied.

23. A claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Moscow Branch granting discounts on payment for communication services to veterans during 2001-2003, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **144,758 thousand rubles.**

The claim of OJSC CenterTelecom was satisfied by the judgment of the Arbitration Court of Moscow City dated 06.04.05. The judgment of the court of primary jurisdiction was not changed by the determination of appeals instance dated 16.06.05 and the petition for appeal was not satisfied.

24. A claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC *CenterTelecom* as a result of OJSC *CenterTelecom* Moscow Branch granting discounts on payment for communication services to veterans during 2001-2003, was made in the name of and on behalf of OJSC *CenterTelecom* to the Arbitration Court of Moscow City. Amount of the claim is **261,602 thousand rubles.** The court of primary jurisdiction refused to satisfy the claim. The judgment of the court of primary jurisdiction was recalled by the determination of appeals instance and the claim of OJSC *CenterTelecom* was satisfied. The determination of appeals instance was not changed by the determination of cassational instance dated August 29, 2005, and the cassations of the Ministry of Finance and the Ministry of Labour and Social Development of the Russian Federation were not satisfied.

25. A claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Kursk Branch granting discounts on payment for communication services to certain categories of citizens, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **11,784 thousand rubles.** The claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction dated 09.06.05. The court judgment came into force. An enforcement order was received and sent to the Ministry of Finance of the Russian Federation for execution according to the established procedure.

26. A claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSWC CenterTelecom as a result

*of OJSC CenterTelecom Moscow Branch granting discounts on payment for communication services to certain categories of citizens, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **4,801 thousand rubles.** The claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction. The judgment of the court of primary jurisdiction was not changed by the determination of appeals instance dated 06.07.05 and the petition for appeal of the Ministry of Labour and Social Development of the Russian Federation was not satisfied. An enforcement order was issued which was sent by OJSC CenterTelecom to the Ministry of Finance of the Russian Federation for execution according to the established procedure. Though, concurrently with foregoing, the Ministry of Labour and Social Development of the Russian Federation submitted a cassation. The judgment of the court of primary jurisdiction and the determination of appeals instance were not changed by the determination of the Federal Arbitration Court of the Moscow Region dated August 23, 2005, and the cassation of the Ministry of Labour and Social Development of the Russian Federation was not satisfied.*

27. A claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Tambov Branch granting discounts on payment for communication services to veterans, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **15,322 thousand rubles.** The claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction dated July 25, 2005. The court judgment entered into force. An enforcement order has been received which will be sent to the Ministry of Finance of the Russian Federation for execution according to the established procedure.

28. On July 19, 2005 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Belgorod Branch granting discounts on payment for communication services to veterans in 2003, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **20,791 thousand rubles.** The claim of OJSC CenterTelecom was satisfied by judgment of the court of primary jurisdiction dated September 21, 2005.

29. In August of 2005 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Moscow Branch granting discounts on payment for communication services to veterans, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **15,991 thousand rubles.** The claim is under examination.

30. In the 3rd quarter of 2005 two claims against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Kaluga Branch granting discounts on payment for communication services to veterans, were made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claims is **54,017 thousand rubles.** The claims are under examination.

31. In the 3rd quarter of 2005 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Kursk Branch granting discounts on payment for communication services to veterans, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **17,328 thousand rubles.** The claim is under examination.

32. In August of 2005 a claim against the Russian Federation in the name of the Ministry of Labour and Social Development of the Russian Federation on recovery of losses, incurred by OJSC CenterTelecom as a result of OJSC CenterTelecom Kursk Branch granting discounts on payment for communication services to disabled persons, was made in the name of and on behalf of OJSC CenterTelecom to the Arbitration Court of Moscow City. Amount of the claim is **15,942 thousand rubles.** The claim is under examination.

VIII. Additional information about the issuer and outstanding securities issued by it.

8.1 Additional information about the issuer.

8.1.1. Legal (charter) capital of the issuer: amount and structure.

The Issuer's authorized capital as of the end of the last reporting quarter is (rubles):***6 311 998 965***

Authorized capital layout by category of stocks:

Ordinary stocks:

Total nominal value (rubles): *4 734 020 499*

Share in the charter capital: *75.000337 %*

Preference stock:

Total nominal value (rubles): *1 577 978 466*

Share in the charter capital: *24.999663 %*

Program of American depository receipts (ADR) of the 1st level for ordinary stocks of OJSC CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission. One depository receipt represents 100 Company's ordinary stocks. By the end of the reporting quarter, ADR accounted for about 2.01% of the Company's ordinary stocks.

Depositories of the Company's ADR program are J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London EIWIYT United Kingdom). Deposit agreement between OJSC CenterTelecom, J.P. Morgan Chase Bank and holders of depository receipts was concluded on September 4, 2001, amended and revised on 10 December 2001.

The stock overseas circulation permit is issued in compliance with the Russian FCSM Resolution No. 03-17/nc dated April 1, 2003.

FCSM permit for company's stock introduction to circulation outside the RF territory is issued:

- ***Russian FCSM Resolution No. 702-r dated August 16, 2001 for the ADR program of the 1st level for 334 185 Company's ordinary stocks***
- ***March 18, 2002 #323/r for Level I ADR Program for 334,185,000 underlying ordinary shares of the Company (due to share split);***
- ***Russian FCSM Resolution No. 1818/r dated August 16, 2001 for the ADR program of the 1st level for circulation of 802 000 000 Company's ordinary stocks (due to association of 16 telecommunication companies of the Central region to OJSC Central Telecommunications Company)***
- ***Russian FCSM Decree No. 05-58/nz-i dated January 19, 2005 for the ADR program of the 1st level for 623 312 699 Company's ordinary stocks (document in force as of the end of the reporting quarter)***

As of today, there are no arrangers of trade circulating foreign issuer's securities certifying rights to Issuer's stocks.

8.1.2 Changes in the charter (contributed) capital (unit fund) of the issuer.

Name of the Issuer's administration body that adopted a decision on the changes in amount of the Issuer's authorized capital	*General annual meeting of shareholders of AOOT Elektrosvyaz, Moscow Region*
Date and number of the minutes of the meeting of the Issuer's management body (session), at which a decision was made on the changes in amount of the Issuer's authorized capital	*May 17, 1996 Minutes No. 2*
Amount of the Issuer's authorized capital (rubles) as of January 1, 2000	*185 589 300 rub.*
Authorized capital composition	**Ordinary stocks:** Total nominal value (rubles): *135 480 300* share in the charter capital: *73.00006 %* **Preferred stock, B type:**

	share in the charter capital: ***1.9999 %*** **Preferred stock, A type:** Total nominal value (rubles): ***46 397 400*** share in the charter capital***: 25.00004 %***
Name of the Issuer's management body that adopted a decision on the changes in amount of the Issuer's authorized capital	Board of Directors of Open Joint-Stock Company Central Telecommunication Company
Date and number of the minutes of the meeting of the Issuer's management body (session), at which a decision was made on the changes in amount of the Issuer's authorized capital	**July 29, 2002 Minutes No. 6**
Amount of the Issuer's authorized capital (rubles) as of December 31, 2002	***631 199 896.5 rub.***
Authorized capital composition	**Ordinary stocks:** Total nominal value (rubles): ***473402 049.9*** share in the charter capital: ***75.000337 %*** **Preferred stock, A type:** Total nominal value (rubles): ***157 797 846.6*** share in the charter capital***: 24.999663 %***
Name of the Issuer's management body that adopted a decision on the changes in amount of the Issuer's authorized capital	General annual meeting of shareholders of the open joint-stock company Central Telecommunication Company
Date and number of the minutes of the meeting of the Issuer's management body (session), at which a decision was made on the changes in amount of the Issuer's authorized capital	***Minutes No. 12 dated June 11, 2004***
Dimension of the Issuer's authorized capital (rubles) as of March 31, 2005	***6 311 998 965 rub.***
Authorized capital composition	**Ordinary stocks:** Total nominal value (rubles): ***4 734 020 499*** share in th charter capital: ***75.000337 %*** **Preferred stock, A type:** Total nominal value (rubles): ***1 577 978 466*** share in th charter capital***: 24.999663 %***

8.1.3. Allocations to and making use of the reserves and other funds of the issuer.

Fund name: ***reserve fund***
Fund dimension established by constituent documents:
Article 10 of the Company's Charter (Company's funds):

«Item.10.1. A reserve fund is set up in the Company to the amount of 5% of the Company's authorized capital.
The Company's reserve fund is set up out of compulsory annual allocations of at least 5% from the Company's net profit until it reaches the amount established in this item.
The reserve fund is intended for covering of the Company's losses and retirement of the Company's bonds and redemption of the Company's stock in the absence of other means.
The reserve fund cannot be used for any other purposes».

The Company's reserve fund was intended for covering of the Company's losses and retirement of the Company's bonds and redemption of the Company's stock in the absence of other means.
The reserve fund cannot be used for any other purposes.

The reserve fund as of September 30, 2005 – 31 560 thousand rubles.
In Q3 2005 reserve fund wasn't used for any purposes.

Other Issuer's funds set up at the expense of its net profit:
Fund name: Accumulation fund
Amount of the fund established by constituent documents: ***presently, (as of September 30, 2005) the Fund is not provided for by constituent documents.***

Fund name: Social welfare fund
Amount of the fund established by constituent documents: ***presently, (as of September 30, 2005) the Fund is not provided for by constituent documents.***

Reserve for bad debts on accounts receivable
as of September 30, 2005 is 2 055 122 thousand rubles.
Reserve for bad debts for 9 months of 2005 was used to cover doubtful accounts receivable to the amount of 82 685 th. rubles.

8.1.4. Convening and conducting meetings (sessions) of the issuer's supreme governing body.
Name of the Issuer's supreme management authority: ***General Meeting of Shareholders***
Procedure for notification to shareholders (participants) on holding of a meeting of the Issuer's supreme management authority:

1) Notification on holding of a general shareholders' meeting shall be made at least within 30 days prior to its holding.
In case the proposed agenda of an extraordinary general meeting of shareholders contains an item on election of the Company's Board of Directors, the notification on holding of an extraordinary general meeting of shareholders shall be made at least within 50 days before its holding date.

If extraordinary general meeting of shareholders is convoked on demand of the Company's Audit Commission, Auditor or shareholders (shareholder) who owns at least 10% of the voting stocks of the Company, the notification should be made not less than 20 days before its holding date. Within the set term, the notification on holding of a GM shall be submitted to each person indicated in the list of persons entitled to participate in the shareholders' general meeting by registered mail or delivered to each of the said persons upon signature or published in the Rossiyskaya Gazeta.

2) The notification on holding of the GM shall contain:
full commercial name of the Company and its place of performance
form of the GM (meeting or absent voting)
date, place and time of a shareholders' meeting and postal address at which completed bulletins may be sent, or in a case of holding of a GM in the form of an absent voting – the deadline for receipt of voting bulletins and postal address at which completed bulletins shall be sent
registration time of persons (their representatives) participating in the GM
date of making a list of persons entitled to participate in the GM
agenda of the GM
procedure for confirmation of powers of representatives of the persons entitled to participate in the GM

Procedure for familiarization with the information (materials) subject to be submitted to the persons entitled to participate in the general meeting when preparing to holding of the general meeting and the address (addresses) at which it can be familiarized (address (location) of a Company's one-man executive agency and addresses of other places where the information (materials) will be provided.

3) Notification to shareholders on holding of a GM whose agenda contains items, the voting on which may entail creation of the right to request for the Company's redemption of shares, apart from the information provided in article 4.2 of these Regulations, shall contain the information on
availability with shareholders – holders of the Company's voting shares of a right to request for the Company's redemption of shares owned by it, in case they voted against decision making or did not participate in voting for these items
on the price and procedure for redemption of shares.

4) Notification to shareholders on holding of an extraordinary GM which agenda contains the item on election of the Company's Board of Directors, apart from the information provided in article 4.2 of these Regulations, shall contain the information on procedure and terms for nomination of shareholders (shareholder) being jointly the owners of at least 2% of the Company's voting shares as candidates to the Company's Board of Directors.

5) Помимо информации, указанной в пунктах 2 – 4, сообщение о проведении общего собрания акционеров может содержать иную информацию о порядке участия акционеров в общем собрании акционеров.

5) Apart from the information provided in items 2 – 4, the notification on holding of the GM may contain other information on procedure for shareholders' participation in GM.

Persons (authorities) entitled to convene (request convention) of an extraordinary meeting of the Issuer's supreme management body:

- Board of Directors upon its own initiative,
- Company's auditing committee,
- Company's auditor,
- Shareholder (shareholders) owning at least 10% of the Company's voting shares as of the date of request.

Procedure for submitting requests on extraordinary meeting of the Issuer's supreme management body:

1. Request on holding of an extraordinary meeting may be submitted by:

- mailing at the address (location) of the Company's one-man executive agency contained in the united state register of legal entities
- delivery upon signature to the person performing functions of the Company's one-man executive agency, Chairman of the Company's Board of Directors, Company's corporate secretary or other person authorized to receive written correspondence addressed to the Company
- delivery by fax.

2. Request on holding of an extraordinary meeting shall contain the information envisaged by article 55 of the Federal Law On Joint-Stock Companies. The corresponding provisions of article 53 of the Federal Law On Joint-Stock Companies shall apply to the proposal on nomination of the candidates to the Company's bodies elected at the GM contained in a request on holding of an extraordinary meeting of shareholders.

3. A share of voting stocks owned by the shareholder (shareholders) requesting an extraordinary general meeting shall be determined as of the date of the request.

4. Should the request on holding of an extraordinary meeting be signed by a shareholder's representative, this request shall be supplemented by a power of attorney (copy of the power of attorney certified according to the established procedure) containing data on the represent and representative, which, in compliance with the Federal Law On Joint-Stock Companies shall be contained in the power of attorney for voting executed in compliance with requirements of the Federal Law On Joint-Stock Companies to execution of the voting power of attorney.

5. Should the request on holding of an extraordinary meeting be signed by a shareholder (his representative), whose share rights are accounted for in the custody account, this request shall be supplemented by a statement of the shareholder's custody account, accounting for rights for these shares.

6. Should the request on holding of an extraordinary meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date. Should the request on holding of an extraordinary meeting be sent by registered mail or another registered posting – the date of delivery of the posting against receipt.

7. Should the request on holding of an extraordinary meeting be delivered against receipt the request date is the delivery date.

8. Should the request on holding of an extraordinary meeting be sent by fax, the date of request is the date of receipt by the Company of a fax message according to the procedure envisaged by the second paragraph of this article.

A fax message containing a request shall be sent by the Company's fax number and received by the Company until the end of the business day officially established by the Company. When sending a fax message, copies of the text transmitted shall bear the indication of the person who sent this text, its transmission date and time and the surname of a receiving person. At this, the person who sent the text shall request for its receipt confirmation, while the person who received the text shall confirm its receipt by sending back a fax message.

When the Company receives an original request sent by fax, the request or proposal date is the date of the Company's receipt of the fax message.

9. Requests on convening of an extraordinary general shareholders' meeting received by the Company may be called off by the persons submitting requests. This call-back shall be submitted by any means envisaged by item 1 for requests. At this, the date of call-back receipt is the date of the Company's receipt of a mailing unit, date of the call-back delivery or Company's receipt of the fax message.

The procedure for determination of the holding date of the Issuer's supreme management body meeting:

Determination of the date and procedure of the GM is a matter of exclusive competence of the Board of Directors in compliance with article 47 of the Federal Law On Joint-Stock Companies.

1) GM shall be held not earlier than in four months and not later than in six months following the end of a fiscal year.

2) Extraordinary GM convened by the request of the Company's auditing committee or shareholders (shareholder) owning at least 10% of the Company's voting shares shall be held within 40 days upon presentation of the request on holding of an extraordinary shareholders' meeting.

3) Extraordinary GM convened by the request of the Company's auditing committee or shareholders (shareholder) owning at least 10% of the Company's voting shares, whose agenda contains an item on election of the Board members shall be held within 70 days upon presentation of the request on holding of an extraordinary shareholders' meeting.

4) If a number of Company's Board members is less than a quorum for holding of the meeting of the Company's Board of Directors, extraordinary shareholders' meeting convened by the decision of the Company's Board of Directors upon its own initiative to settle the issue on election of the Board members shall be held within 70 days upon deciding on its holding by the Company's Board of Directors.

5) Unless provided for by item 4, an extraordinary shareholders' meeting convened by the decision of the Company's Board of Directors upon its own initiative to settle the issues of any competence of the GM, including:

- early termination of powers of the Company's Board of Directors and election of the Company's Board of Directors (provided that number of the Company's Board of Directors is not less than a quorum for holding of

meetings of the Company's Board of Directors),

- on election of the Company's Board of Directors (in case when the Board of Directors was not elected for some reason),

shall be held at the term set by the Company's Board of Directors with regard to provisions of the legislation in force and the Company's Charter.

Persons entitled to make proposals to agenda of the holding of the Issuer's supreme management body:

Shareholders owning at least 2% of the Company's voting shares are entitled to make proposals to the agenda of the shareholders' meeting.

The Procedure for making proposals to agenda of the holding of the Issuer's supreme management body:

The Procedure for making proposals to agenda of the holding of the Issuer's supreme management body:

1. Proposals on introducing of items into the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM may be put forward, and the requests for holding of an extraordinary general meeting – may be put forward by way of:

posting at the address (location) of the Company-s one-man executive agency contained it the united state register of legal entities

delivery upon signature of the person performing functions of the Company's one-man executive agency, Chairman of the Company's Board, corporate secretary or other person authorized to receive written correspondence addressed to the Company

delivery by fax.

2. Proposals on introducing of items into the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM shall contain the information envisaged by article 53 of the Federal Law On Joint-Stock Companies. Request on holding of an extraordinary meeting shall contain the information envisaged by article 55 of the Federal Law On Joint-Stock Companies. The corresponding provisions of article 53 of the Federal Law On Joint-Stock Companies shall apply to the proposal on nomination of the candidates to the Company's bodies elected at the GM contained in a request on holding of an extraordinary meeting of shareholders.

3. Proposals to the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM and request for holding of an extraordinary GM shall be acknowledged as submitted by shareholders (their representatives) who signed them.

4. Share of voting shares owned by the shareholder (shareholders) making proposals to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting shall be determined as of the date of this proposal.

Share of voting shares owned by the shareholder (shareholders) requesting for holding of an extraordinary general meeting shall be determined as of the date of this proposal.

5. Should a proposal to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be signed by a shareholder's representative, this request shall be supplemented by a power of attorney (copy of the power of attorney certified according to the established procedure) containing data on the represent and representative, which, in compliance with the Federal Law On Joint-Stock Companies shall be contained in the power of attorney for voting executed in compliance with requirements of the Federal Law On Joint-Stock Companies to execution of the voting power of attorney.

6. Should a proposal to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting, the request on holding of an extraordinary meeting be signed by a shareholder (his representative), whose share rights are accounted for in the custody account, this request shall be supplemented by a statement of the shareholder's custody account, accounting for rights for these shares.

7. When nominating candidates to the Company's Board of Directors, auditing committee, the proposal may be supplemented by a written consent of a proposed candidate and data on the candidate subject to presentation to the persons entitled to participate in the general meeting, when getting ready to holding of the general meeting.

8. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting be forwarded by an unregistered mail, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date.

Should the request on holding of an extraordinary meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date. Should the request on holding of an extraordinary meeting be sent by registered mail or another registered posting – the date of delivery of the posting against receipt.

9. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be delivered against receipt the request date is the delivery date.

10. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be sent by fax, the date of request is the date of receipt by the Company of a fax message according to the procedure envisaged by the second paragraph of this article.

A fax message containing a request or proposal shall be sent by the Company's fax number and received by the Company until the end of the business day officially established by the Company. When sending a fax message, copies of the text transmitted shall bear the indication of the person who sent this text, its transmission date and time and the surname of a receiving person. At this, the person who sent the text shall request for its receipt confirmation, while the person who received the text shall confirm its receipt by sending back a fax message.

When the Company receives an original request or proposal sent by fax, the request or proposal date is the date of the Company's receipt of the fax message.

11. The Company's Board of Directors is obliged to consider arrived proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM and make relevant decision within five days after the final term for proposals established by the Company's Charter.

Proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM received by the Company after the established term for consideration of proposals shall also be considered by the Board of Directors according to the procedure established by the legislation in force.

12. Proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM and requests for holding of an extraordinary GM received by the Company may be called off by the persons submitting requests and proposals. This call-back shall be submitted by any means envisaged by item 1 for requests and proposals. At this, the date of call-back receipt is the date of the Company's receipt of a mailing unit, date of the call-back delivery or Company's receipt of the fax message.

Persons entitled to familiarize with the information (materials) submitted for preparation and holding of a meeting of the Issuer's supreme management body:

Persons entitled to participate in the GM.

List of persons entitled to participate in the GM shall be made up based on the data of the Company's shareholders register.

Procedure for familiarization with this information (materials):

- At the location of the Company's executive bodies
- At the GM at its location
- In other places indicated in the notification on holding of the shareholders' meeting
- At the shareholder's request within five days,
- At the premises at the address of the sole person executive body: Moscow, Degtyarny side-st., 6, building 2, office 506

8.1.5. Information regarding commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares.

Full corporate name: Open Joint-Stock Company AEROKOM
Short name: OJSC AEROKOM
Location: 125190, Russia, Moscow, Leningradsky av., 80
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the ordinary stocks owned by the Issuer – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Teleport Ivanovo (TPI)
Short name: LLC Teleport Ivanovo
Location: 153032, Ivanovo, Tashkentskaya st., 90
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company MobilKom
Short name: LLC MobilKom
Location: 600017, Vladimir, Mira st., 17
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Open Joint-Stock Company Russian Telecommunication Network
Short name: OJSC RTN
Location: 101000, Russia, Moscow, Maroseyka, st., 2/15
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the ordinary stocks owned by the Issuer – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Telecom-Stroy
Short name: LLC Telecom-Stroy
Location: 153017, Ivanovo, 2nd Minsky side-st., 6
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Telecom-Terminal
Short name: LLC Telecom-Terminal
Location: 153000, Ivanovo, Tashkentskaya Street, 80
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share

Full corporate name: Closed Joint-Stock Company VladimirTeleservice
Short name: CJSC VladimirTeleservice
Location: 600017, Vladimir, Gorokhovaya st., 20
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the ordinary stocks owned by the Issuer – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company CenterTelecomService Moscow Region
Short name: CJSC TTS MO
Location: 115446, Russia, Moscow, Kolomensky side-st., 1A.
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the ordinary stocks owned by the Issuer – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company TverTelecom
Short name: LLC TverTelecom
Location: 170000, Tver, Novotorzhskaya st., 24
Issuer's share in the authorized capital of the commercial organization – 85%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company VladPage
Short name: LLC VladPage
Location: 600017, Vladimir, Gorkogo st., 42
Issuer's share in the authorized capital of the commercial organization – 75%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company CenterTelecom Service
Short name: CJSC CenterTelecom Service
Location: 141400, Khimki, Moscow region, Proletarskaya st., 23, office 101
Issuer's share in the authorized capital of the commercial organization – 74.9%
Share of the ordinary stocks owned by the Issuer – 74.9%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Production and Innovation Organization Svyaz-Service-Irga
Short name: LLC PIO Svyaz-Service-Irga
Location: 390046, Ryazan, Yesenina st., 21
Issuer's share in the authorized capital of the commercial organization – 70%
Share of the commercial organization in the Issuer's authorized capital – no share

Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Vladimir Taxofon
Short name: LLC Vladimir Taxofon
Location: 620014, Vladimir, Stroiteley av., 32-B
Issuer's share in the authorized capital of the commercial organization – 51%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Telecom Ryazan Region
Short name: CJSC Telecom Ryazan region
Location: 390006, Ryazan, Svobody st., 36
Issuer's share in the authorized capital of the commercial organization – 50.9%
Share of the ordinary stocks owned by the Issuer – 50.9%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company TeleRoss-Voronezh
Short name: CJSC TeleRoss-Voronezh
Location: 394006, Voronezh, Revolutsii prospekt, 35
Issuer's share in the authorized capital of the commercial organization – 50%
Share of the ordinary stocks owned by the Issuer – 50%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Smolensk Cellular Communication
Short name: CJSC Smolensk Cellular Communication
Location: 214000, Smolensk, Oktyabrskoy revolutsii st., 6
Issuer's share in the authorized capital of the commercial organization – 40%
Share of the ordinary stocks owned by the Issuer – 40%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Belgorod Cellular Communication
Short name: CJSC Belgorod Cellular Communication
Location: 308000, Belgorod, Kostyukova st., 35
Issuer's share in the authorized capital of the commercial organization – 30%
Share of the ordinary stocks owned by the Issuer – 30%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Insurance Company of Communication Employees' Labor Union KOSTARS
Short name: CJSC IC Kostars

Location: 119119, Moscow, Leninsky av., 42
Issuer’s share in the authorized capital of the commercial organization – 28%
Share of the ordinary stocks owned by the Issuer – 28%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Open Joint-Stock Company Telecommunications Company Rinfotels
Short name: OJSC TC Rinfotels
Location: 390023, Ryazan, Esenina st., 43
Issuer’s share in the authorized capital of the commercial organization – 26%
Share of the ordinary stocks owned by the Issuer – 26%
Share of the commercial organization in the Issuer's authorized capital – 0.001089%
Share of the Issuer's ordinary stocks owned by the commercial organization – 0.001452%

Full corporate name: Limited Liability Company Trunksvyaz
Short name: LLC Trunksvyaz
Location: 394018, Voronezh, Plekhanovskaya st., 14
Issuer’s share in the authorized capital of the commercial organization – 25%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Open Joint-Stock Company «Information Technologies of Communication»
Short name: OJSC «Svyazintek»
Location: 119121, Moscow, Plyushchikha st., 55, building 2
Issuer’s share in the authorized capital of the commercial organization – 18%
Share of the ordinary stocks owned by the Issuer – 18%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company OskolTelecom
Short name: CJSC OskolTelecom
Location: 309500, Stary Oskol, Belgorod region, Solnechny, 134
Issuer’s share in the authorized capital of the commercial organization – 12.41%
Share of the ordinary stocks owned by the Issuer – 12.41%
Share of the commercial organization in the Issuer's authorized capital – 0.336098%
Share of the Issuer's ordinary stocks owned by the commercial organization – 0.448129%

Full corporate name: Open Joint-Stock Company Teleservice
Short name: OJSC Teleservice
Location: 394007, Voronezh, Leninsky av., 119
Issuer’s share in the authorized capital of the commercial organization – 6.60%
Share of the ordinary stocks owned by the Issuer – 6.60%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Lipetsk-Mobile
Short name: CJSC Lipetsk-Mobile
Location: 398059, Russia, Lipetsk, Oktyabrskaya st., 3
Issuer's share in the authorized capital of the commercial organization – 5.91%
Share of the ordinary stocks owned by the Issuer – 5.91%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Open Joint-Stock Company Komset
Short name: OJSC Komset
Location: 142800, Russia, Moscow region, Stupino, Mayakovskogo st., 7
Issuer's share in the authorized capital of the commercial organization – 5.17%
Share of the ordinary stocks owned by the Issuer – 5.17%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

8.1.6. . Information on significant deals made by the issuer.

In the reporting quarter the Company didn't conclude any significant deal (a number of interrelated deals), liabilities on which amount for 10 and more percent of the Issuer's assets book cost according to its financial statements.

8.1.7. Credit ratings assigned to the issuer.

1. Credit rating facility:	***Issuer (OJSC CenterTelecom)***
Value of the credit rating as of the end of the last reporting quarter:	B- Stable forecast
History of changes in credit rating values	First rated on December 14, 2001: CCC Stable forecast Revised on April 3,2003: CCC+ Stable forecast Revised on September 30 2005: B- Stable forecast
Full and short commercial names, place of performance of the credit rated company	Full Name: Standard & Poor's International Services, Inc. Shortcut name: Standard&Poor's Place of performance: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
2. Credit rating facility:	***Documentary interest bearing inconvertible payable on demand, series 03*** ***Registered on 01 August 2003 No. 4-18-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBBB-

History of changes in credit rating values	First rated on August 5, 2003: ruBB+ Revised on September 30, 2005: ruBBB-
3. Credit rating facility:	***Issuer, Issuer's bonds*** ***Documentary interest bearing inconvertible payable on demand, series 04*** ***Registered on June 29, 2004 No. 4-19-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBBB-
History of changes in credit rating values	First rated on August 18, 2004: ruBB+ Revised on September 30, 2005: ruBBB-
Full and shortcut commercial names, place of performance of the credit rated company	Full name: Standard & Poor's International Services, Inc. Shortcut name: Standard&Poor's Place of performance: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
4. Credit rating facility:	***Issuer (OJSC CenterTelecom)***
Value of the credit rating as of the end of the last reporting quarter:	B- Negative forecast
History of changes in credit rating values	First rated on December 8, 2004: B- Negative forecast
Full and shortcut commercial names, place of performance of the credit rated company	Full name: **Fitch Ratings LTD** Shortcut name: **Fitch** Place of performance: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Brief description of the credit rating method:	***http://www.fitchratings.com/***
5. Объект присвоение кредитного рейтинга:	***Эмитент (ОАО "ЦентрТелеком")***
Value of the credit rating as of the end of the last reporting quarter:	BB(rus) Stable forecast
History of changes in credit rating values	First rated on February 18, 2005: BB(rus) Stable forecast
Full and shortcut commercial names, place of performance of the credit rated company	Full name: **Fitch Ratings LTD** Shortcut name: **Fitch** Place of performance: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Brief description of the credit rating method:	***http://www.fitchratings.com/***

8.2. Information on securities issues with all issued securities cancelled (annuled).

Category: ***ordinary stock***

Form of securities: ***nominal uncertified***

Nominal value of each share (rubles): *3*

Number of shares in circulation: ***1,578,006,833***

Number of additional shares under placement: ***no such shares***

Number of shares on balance: ***no such shares***

Number of authorized ordinary stocks: 76,166,167

Nominal value of authorized ordinary stocks: 3 rubles

Placement terms: ***Article 6 (Charter of OJSC CenterTelecom) COMPANY'S AUTHORIZED CAPITAL PLACED AND AUTHORIZED SHARES***

6.7. Provision of the Company's authorized capital by placement of additional shares by private offering shall be performed based on the decision of the general meeting of the Company's shareholders adopted by the majority of three fourths of shareholders - holders of the Company's voting shares participating in the meeting.

6.8. Provision of the Company's authorized capital by placement of additional shares by public offering the amount of additional shares placed by public offering constitutes over 25% of previously placed Company's shares, shall be performed based on the decision of the general meeting of the Company's shareholders adopted by the majority of three fourths of shareholders - holders of the Company's voting shares participating in the meeting.

6.9. Provision of the Company's authorized capital by placement of additional shares by public offering except for the cases provided in item 6.8 of these Regulations, shall be performed based on the decision of the Company's Board of Directors unanimously adopted by all the Board members without consideration of the votes of the Company's retired directors.

Amount of additional shares that may be placed as a result of conversion of placed securities converted into shares or as a result of performance of obligations by the Issuer's calls: ***no such shares***

State registration numbers of issue and date of their state registration:

State registration number of issue and date of its state registration

1-04-00194- A state registration date December 16, 2004

Rights of the owners of this category (type) of shares:

Article 8 (Charter of OJSC CenterTelecom) RIGHTS OF SHAREHOLDERS – HOLDERS OF ORDINARY STOCKS

8.1. Each Company's ordinary stock grants an equal scope of rights to a shareholder – its holder.

8.2. Each shareholder - holder of Company's ordinary stocks is entitled to:

8.2.1. participate in the general meeting of the Company's shareholders according to the procedure established by the RF legislation in force

8.2.2. get dividends when announced by the Company according to the procedure and in the term provided in item 11.3. of these Regulations

8.2.3. get a part of the Company's property remaining after its disposal in proportion to a number of shares owned by him

8.2.4. get access to the documents provided in item 1 article 89 of the Federal Law On Joint-Stock Companies according to the procedure established by article 91 of this Law

8.2.5. request from the Company's registrar to confirm shareholder's rights for shares by issuing an extract

8.2.6. get from the Company's registrar information on all tenancy registers and other information envisaged by statutory acts of the RF establishing the procedure on keeping shareholders' registers

8.2.7. dispose of shares owned by him without consent of other shareholders and the Company

8.2.8. in instances provided by the RF legislation in force, judicially defend his violated civil rights and request for recovery of damages from the Company

8.2.9. request for the Company's redemption of all or a part of shares owned by the shareholder in the instances and according to the procedure established by the RF legislation in force

8.2.10. sell his shares to the Company if the Company decided on acquisition of these shares

8.2.11. request from the Company an extract from the list of the persons entitled to participate in the GM, containing the shareholder's data.

8.3. Shareholder owning over 1% of the Company's voting shares is entitled to request from the Company the information on the name of shareholders registered in the register and amount, category and nominal value of shares owned by him (these data are provided without the indication of shareholders' addresses).

8.4. Shareholders (shareholder) jointly owning at least 1% of the Company's placed ordinary stocks are entitled to take legal action with a claim against the member of the Company's Board of Directors, Director General, Company's managing director, and managing organization or manager for recovery of damages incurred upon the Company due to guilty activities (inactivity) of these persons.

8.5. Shareholders owning at least 1% of votes at the GM are entitled to request from the Company a list of persons entitled to participate in the meeting. At this, the data, documents and postal addresses of the shareholders included into the list shall be submitted only with their consent.

8.6. Shareholders (shareholder) jointly owning at least 2% of the Company's voting shares are entitled to introduce items into the agenda of the Company's annual GM and nominate candidates into Company's management and regulating bodies. When preparing an extraordinary shareholders' meeting with the agenda on election of the Company's Board of Directors, these shareholders (shareholder) is entitled to put forward candidates to be elected to the Company's Board of Directors.

8.7. Shareholders (shareholder) jointly owning at least 10% of the Company's voting shares are entitled to request from the Company's Board of Directors convening of an extraordinary GM. Should the decision not be made on convening of an extraordinary GM, or should a decision be made on refusal of its convening within the term established by the RF legislation in force and these Regulations, an extraordinary meeting may be convened by the said shareholders.

8.8. Shareholders (shareholder) jointly owning at least 10% of the Company's voting shares are entitled to request at any moment an auditing of the Company's financial and economic activity.

8.9. Shareholders (shareholder) jointly owning at least 25% of the Company's voting shares are entitled to get access and copies of accounting documents and minutes of the Company's Board meetings.

8.10. Shareholders – holders of the Company's ordinary stocks have other rights envisaged by the RF legislation in force, other statutory acts of the RF within their competence and these Regulations.

Category: *preferred*

Form of securities: *nominal uncertified*

Nominal value of each share (rubles): *3*

Number of shares in circulation: *525,992,822*

Number of additional shares under placement: *no such shares*

Number of shares on balance: *no such shares*

Number of preferred stocks of A type: 25,405,178

Nominal value of authorized preferred stocks: 3 rubles

Placement terms: *Article 6 (Charter of OJSC CenterTelecom) COMPANY'S AUTHORIZED CAPITAL PLACED AND AUTHORIZED SHARES*

6.7. Provision of the Company's authorized capital by placement of additional shares by private offering shall be performed based on the decision of the general meeting of the Company's shareholders adopted by the majority of three fourths of shareholders - holders of the Company's voting shares participating in the meeting.

6.8. Provision of the Company's authorized capital by placement of additional shares by private offering if the amount of additional shares placed by private offering constitutes over 25% of previously placed Company's shares, shall be performed based on the decision of the general meeting of the Company's shareholders adopted by the majority of three fourths of shareholders - holders of the Company's voting shares participating in the meeting.

6.9. Provision of the Company's authorized capital by placement of additional shares by private offering if the amount of additional shares except for cases provided in article 6.8 of these Regulations, shall be performed based on the decision of the Company's Board of Directors unanimously adopted by all the Board members without consideration of the votes of the Company's retired directors.

Amount of additional shares that may be placed as a result of conversion of placed securities converted into shares or as a result of performance of obligations by the Issuer's calls: ***no such shares***

State registration numbers of issue and date of their state registration:
State registration number of issue and date of its state registration
2-04-00194-A state registration date December 16, 2004

Rights of the owners of this category (type) of shares:
Article 9 (Charter of OJSC CenterTelecom)
RIGHTS OF SHAREHOLDERS – HOLDERS OF PREFERRED STOCKS OF A TY[illegible]

9.1. Each Company's preferred stock of A type grants an equal scope of rights to a shareholder – its holder.

9.2. Holders of preferred stocks of A type are entitled to get an annual fixed dividend except as otherwise provided for by these Regulations. The total amount paid as a dividend for each preferred stock of A type is established at 10% of the Company's net profit according to the last fiscal year divided into a number of shares that constitute 25% of the Company's authorized capital.

If the amount of dividends paid by the Company for each equity stock for a definite year exceeds the amount due as dividends for each preferred stock of A type, the amount of dividends paid by the latter, shall be increased to the amount of dividends paid by equity stocks. The stated payments shall be performed at the payment of dividends for equity stocks.

9.3.Holders of preferred stocks of A type are entitled to participate in the GM with the right to vote when settling the issues on Company's rearrangement and disposal, as well as amending and supplementing the Company's Charter, when these amendments restrict rights of the said shareholders.

9.4. Holders of preferred stocks of A type are entitled to participate in the GM with the right to vote on all agenda items in the instance when, irrespective of the reasons, the shareholders' meeting did not decide on payment of dividends or decided on incomplete payment of dividends for preferred stocks of A type. Holders of preferred stocks of A type will enjoy this right starting from the meeting following the ann[illegible] shareholders' meeting during which no decision was made on payment of dividends, and this right will be terminated upon the first instance of payment of dividends for these stocks in full.

9.5. Holders of preferred stocks of A type have the rights envisaged in items 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11 of this Charter for holders of the Company's equity stocks. These rights are granted to shareholders owning preferred stocks of A type when these stocks are not voting.

9.6. Holders of preferred stocks of A type have the rights envisaged in items 8.3, 8.6, 8.7, 8.8, 8.9 of this Charter for holders of the Company's equity stocks when preferred stocks of A type are voting for all issues within the competence of the general meeting of the Company's shareholders.

9.7. Holders of preferred stocks of A type are entitled to request Company's redemption of all or a part of stocks owned by the shareholder in the instances and according to the procedure envisaged by the RF legislation in force.

9.8. Holders of preferred stocks of A type owning at least 1% of votes at the GM are entitled to request from the Company to provide a list of persons entitled to participate in the meeting. At this, data of documents and postal addresses of the shareholders included in the list are provided only with their consent.

9.9. Shareholders – holders of preferred stocks of A type have other rights envisaged by the RF legislation in force, other statutory acts of the RF and this Charter.

8.3. Previous issues of the issuer's securities except shares.

8.3.1. Information on securities issues with all issued securities cancelled (annuled).

(1) Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***01***

Type: ***interest-bearing bonds***

Securities form: ***documentary to bearer***

State registration issue number: ***4-01-00194-A***

State registration issue date: ***October 17, 2001***

State registration date of issue result report: ***December 10, 2001***

State registration authority for issue and issue result report: ***FCSM of the RF***

Issue securities number: ***600 000 pcs.***

Nominal value per security (rubles): ***1 000***

Securities issue volume per nominal value (rubles): ***600 000 000***

Issue bond redemption date: ***November 18, 2003***

Issue securities redemption basis: ***Obligation discharge on securities***

(2) Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1-I***

Type: ***interest-bearing bonds***

Securities form: ***Registered non-documentary securities***

State registration number: ***4-14-00194-A***

State registration date: ***October 11, 2002***

State registration authority: ***FCSM of the RF***

State registration date of issue result report: ***January 14, 2003***

Issue securities number: ***80,000 pcs.***

Nominal value per issue security (rubles): ***50***

Securities issue volume per nominal value (rubles): ***4,000,000***

Number of actually placed securities under the registered issue result report: ***22,674***

Redemption period: ***October 1, 2002 – October 1, 2003.***

Issue securities redemption basis: ***Obligation discharge on securities***

3) Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***02***

Type of securities: ***interest-bearing bonds***

Securities form: ***documentary to bearer***

State registration security issue number: ***4-02-00194-A***

State registration security issue date: ***June 25, 2002***

Registration authority for security issue state registration: ***FCSM of the RF***

State registration date of security issue result report: ***August 15, 2002***

Registration authority for state registration of security issue result report: ***FCSM of the RF***

Issue securities number: ***600 000 pcs.***

Nominal value per issue security: ***1 000 rubles***

Securities issue volume per nominal value: ***600 000 000 rubles***

Redemption period: ***April 21, 2005***

Issue securities redemption basis: ***Obligation discharge on securities***

8.3.2. Information on securities issues with issued securities outstanding.

Information about the total number and shareholding at par value (if there is a par value for this type of securities) of all outstanding (not cacelled) securities of the issuer:

The total number of all Issuer's outstanding (not cancelled) bonds: -

7 855 567 bonds;

Shareholding at par value of all outstanding (not cancelled) bonds of the Issuer: **- 7 649 484 350 rubles**.

(1) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***1-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-03-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***11,397 pcs.***
Nominal value per issue security: ***500 rubles***
Securities issue volume per nominal value: ***5,698,500 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive the nominal bond value from the issuer at redemption

2) To receive the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage liabilities through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have an access to a telephone line, if technically feasible, by entering into a telephone communication service agreement.

5) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Number of actually placed securities under the registered issue result report: ***11,397 pcs.***

Compulsory centralized depositary.

Bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Settlement form – cash, bank transfer, as rubles of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner submits an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- cash from the cash on-hand of the Company Kursk affiliate with the following address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***June 17, 2010***

End date: ***June 17, 2011***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Pre-term redemption order and terms:

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical possibility shall be determined at the Company Kursk affiliate for the issuer account for 5 days from the date of the written request submission at the following address: 305000, Kursk, Chernishevskogo st., 11.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed revenue shall be paid at redemption (pre-term redemption)

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

-Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 305000, Kursk,

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

Kind of Bond security:

No security is stipulated.

(2) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***2-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-04-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***260 pcs.***
Nominal value per issue security: ***1,000 rubles***
Securities issue volume per nominal value: ***260,000 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue as 0.1 of the nominal bond value at redemption

3) To receive from the issuer the nominal bond value and the fixed interest revenue as 0.1% of the nominal bond value at Company liquidation.

Where:

> ***Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met***
>
> ***Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid***
>
> ***Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge***
>
> ***Fourthly, liabilities on separate budget and off-budget foundation payments are paid***
>
> ***Fifthly, other creditor including bond owners liabilities are settled as per current legislation.***

4) If there are 5 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement

5) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***260 pcs.***

Compulsory centralized depositary.

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the

Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *June 17, 2010*

End date: *June 17, 2011*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Pre-term redemption order and terms:

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 5 and more issue bonds shall be entitled to, subject to technical feasibility, have an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical possibility shall be determined at the Company Kursk affiliate for the issuer account for 5 days from the date of the written request submission at the following address: 305000, Kursk, Chernishevskogo st., 11.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Fixed income and nominal value shall be payable at redemption.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Registration certificate

- Extract from the securities title accounting system substantiating presence of no less than 5 (five) bonds at the applicant account

- Certificate on technical feasibility of phone line access provision.

The phone is installed within 1 year from the phone services agreement conclusion date.

The phone service agreement is entered into at the following address: 305000, Kursk, Chernishevskogo st., 11.

Obligation execution on issue bond revenue payment:

The Bonds of the issue have not matured.

Additional material information on issue securities:

Actual securities conversion date shall be November 30, 2002. Report on the securities issue registration is

registered by FCSM of the RF on January 14, 2003.

Kind of Bond security: *No security is stipulated.*

(3) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***3-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-05-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***5,396 pcs.***
Nominal value per issue security: ***500 rubles***
Securities issue volume per nominal value: ***2,698,000 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

> ***Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met***
>
> ***Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid***
>
> ***Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge***
>
> ***Fourthly, liabilities on separate budget and off-budget foundation payments are paid***
>
> ***Fifthly, other creditor including bond owners liabilities are settled as per current legislation.***

4) If there are 6 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement

5) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***5,396 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Bonds shall be redeemed in the currency of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***June 17, 2010***

End date: ***June 17, 2011***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Pre-term redemption order and terms:

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

The phone is installed within 1 year from the phone services agreement conclusion date.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Zheleznogorsk

- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsk, Kursky region, 307130.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

Kind of Bond security: ***No security is stipulated.***

(4) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***

Securities series: ***4-K***

Type of securities: ***interest-bearing bonds***

Securities form: ***Registered non-documentary securities***

State registration security issue number: ***4-06-00194-A***

State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***70 pcs.***
Nominal value per issue security: ***1,000 rubles***
Securities issue volume per nominal value: ***70,000 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 5 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement

5) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***70 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond redemption terms and order:

To redeem bonds the bond owner submits an application not earlier than at March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8. Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***June 17, 2010***

End date: ***June 17, 2011***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Pre-term redemption order and terms:

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 5 and more issue bonds shall be entitled to, subject to technical feasibility, have an access to a telephone line by entering into a telephone service contract.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Each owner of 5 and more issue bonds shall be entitled to, subject to technical feasibility, have an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Registration certificate

- Extract from the securities title accounting system substantiating presence of no less than 5 (five) bonds at the applicant account

- Certificate on technical feasibility of phone line access provision.

The phone is installed within 1 year from the phone services agreement conclusion date.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: ***No security is stipulated.***

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(5) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***

Securities series: ***5-K***

Type of securities: ***interest-bearing bonds***

Securities form: ***Registered non-documentary securities***

State registration security issue number: ***4-07-00194-A***

State registration security issue date: ***October 11, 2002***

Registration authority for security issue state registration: ***FCSM of the RF***

State registration date of security issue result report: ***January 14, 2003***

Registration authority for state registration of security issue result report: ***FCSM of the RF***

Issue securities number: ***499 pcs.***

Nominal value per issue security: ***3,600 rubles***

Securities issue volume per nominal value: ***1,796,400 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1 of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement

4) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: November 30, 2002, to November 30, 2002

Number of actually placed securities under the registered issue result report: 498 pcs.

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Settlement form – cash, bank transfer, as currency of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***April 18, 2006***

End date: ***April 18, 2007***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term redemption order and terms:

Pre-term bonds redemption:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at

the address given by the new bond owner is not technically feasible before the bond circulation end date.
Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.
Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:
The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.
Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Coupon revenue payment order and terms:
Bond issue revenue payment period:

Nominal value and fixed income – at redemption, phone installation – upon fulfillment of aforementioned conditions.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: *No security is stipulated.*

Additional material information on issue securities:

Actual securities conversion date shall be November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(6) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***6-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-08-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***499 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***748,500 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement

4) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date..

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- *Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met*
- *Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid*
- *Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge*
- *Fourthly, liabilities on separate budget and off-budget foundation payments are paid*
- *Fifthly, other creditor including bond owners liabilities are settled as per current legislation.*

Securities placement order and terms:

Placement method: *Conversion at reorganization*

Placement period: *November 30, 2002, to November 30, 2002*

Number of actually placed securities under the registered issue result report: *499 pcs.*

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Settlement form – cash, bank transfer, as rubles of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *April 18, 2006*

End date: *April 18, 2007*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term redemption order and terms:

Pre-term bonds redemption:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Pre-term redemption order and terms:

Pre-term bonds redemption:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed income – at redemption, phone installation – upon fulfillment of aforementioned conditions.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: *No security is stipulated.*

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(7) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***
Securities series: ***7-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-09-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FSEC of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FSEC of the RF***
Issue securities number: ***499 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***748,500 rubles***

Title secured by each issue security:

Bond owner shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.

4) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

- Secondly, dismissal wages and payroll to persons working under labor agreements (contracts included), as well as royalties under copyright agreements shall be calculated and paid

- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

- Fourthly, liabilities on separate budget and off-budget foundation payments are paid

- Fifthly, other accounts payable (including bond owners) are settled as per the current legislation.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002 to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***499 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Settlement form – cash or bank transfer in rubles of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner

application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***April 18, 2006***

End date: ***April 18, 2007***

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term redemption order and terms:

Pre-term bonds redemption:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed income – at redemption, phone installation – upon fulfillment of aforementioned conditions.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: ***No security is stipulated.***

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(8) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***

Securities series: ***8-K***

Type of securities: ***interest-bearing bonds***

Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-10-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***500 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***750,000 rubles***

Title secured by each issue security:

Bond owner shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement. The Bond owner shall effect payment for the telephone services under the tariffs applied on the date of the service provision.

4) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

- Secondly, dismissal wages and payroll to persons working under labor agreements (contracts included), as well as royalties under copyright agreements shall be calculated and paid

- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

- Fourthly, liabilities on separate budget and off-budget foundation payments are paid

- Fifthly, other accounts payable (including bond owners) are settled as per the current legislation.

The rights to the Company registered non-documentary bonds shall be executed in respect of the persons registered in the Bond owner register keeping system.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***500 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form: ***Cash or bank transfer in rubles of the RF.***

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application, not earlier than on August 31, 2007, to the Company Kursk affiliate at: 305000, Kursk, Krasnaya sq., 8.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

Payments shall be effected within 30 days, but not later than August 21, 2008, from the date of submission of the redemption application from the bond owner to the Issuer.

Payments shall be effected in rotation of applications.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application f

the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *August 31, 2007*

End date: *August 31, 2008*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

First day after expiry of a 7-day period from the date of state registration of the security issue result report.

Pre-term redemption order and terms:

Pre-term bonds redemption:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed income – at redemption, phone installation – upon fulfillment of aforementioned conditions.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: *No security is stipulated.*

Additional material information on issue securities:

Actual securities conversion date shall be November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(9) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***

Securities series: ***9-K***

Type of securities: ***interest-bearing bonds***

Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-11-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***50 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***75,000 rubles***

Title secured by each issue security:

Bond owner shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have an access to a telephone line, if technically feasible, by entering into a phone service agreement The Bond owner shall effect payment for the telephone services under the tariffs applied on the date of the service provision.

4) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

- Secondly, dismissal wages and payroll to persons working under labor agreements (contracts included), as well as royalties under copyright agreements shall be calculated and paid

- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

- Fourthly, liabilities on separate budget and off-budget foundation payments are paid

- Fifthly, other accounts payable (including bond owners) are settled as per the current legislation.

The rights to the Company registered non-documentary bonds shall be executed in respect of the persons registered in the Bond owner register keeping system.

Bond holder shall have the title to execute other rights stipulated by the legislation of the RF.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***50 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form: ***Settlement form – cash, bank transfer, as currency of the RF.***

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than on August 31, 2007, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

Payments shall be performed within 30 days from the date of submission of the redemption application from the bond owner to the Issuer but not later than August 21, 2008.

Payments shall be effected in rotation of applications.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *August 31, 2007*

End date: *August 31, 2008*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

First day after expiry of a 7-day period from the date of state registration of the security issue result report.

Pre-term redemption order and terms:

Pre-term bonds redemption:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Nominal value and fixed income – while bond redemption, telephone installation – when the above conditions are met.

Payout procedure for issue bond yield:

Contract on providing telephone services shall be concluded within 3 days from the date when bond holder submits the following documents:

- passport or a title deed (other proprietary right) or document which confirms the tenant right to real estate in Kursk City

- extract from the record system of rights to securities which confirms availability of one or more bonds on applicant's account

- certificate on the technical ability to provide access to telephone network. Telephone is installed within a year upon conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: *not stipulated.*

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered in the RF Federal Commission on Security Market (FCSM) on January 14, 2003.

(10) Kind, series (type), form and other identification features of securities

Kind of securities: *bonds*

Series of securities: *10-K*

Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-12-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
The registration body which registered the securities issue: ***The RF FCSM***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***200 items***
Nominal value of one security of the issue: ***1,500 rubles***
Total nominal value of securities: ***300,000 rubles***
Rights acquired for each paper security of the issue:

Bond holder shall have right to:

1) Receive the bond nominal value from the issuer at redemption.

2) Receive the fixed interest income at the rate of 0.1% of bond nominal value at redemption.

3) In presence of technical ability, receive access to telephone network by concluding contract on providing telephone services. Bond holder pays for providing telephone services at the rate efficient as of the date of providing this service.

4) Anticipated bond redemption in the following cases:

- if the holder of paid block of bonds changes address before providing access to telephone network at the old address and if there is no technical ability at the new address

- after bond sale on secondary market, if, in the issuer's judgment, there is no technical ability to provide access to telephone network at the address indicated by the new bond holder before expiration of bond maturity.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments

- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts

- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company

- at the forth instance – redemption of debts to the budget and extra-budgetary funds

- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of the bond holders register.

Securities placement procedure and terms:

Method of placement: ***conversion while reorganization***

Period of placement: ***from November 30, 2002 to November 30, 2002***

Quantity of actually placed securities according to the registered report on the results of issue: ***200 items***

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption: ***Form of payment – cash, non-cash payment in the RF currency.***

Procedure and terms of bond redemption:

For bond redemption, its holder shall send application to Kursk Branch of Company (305000, Kursk City, Krasnaya sq., 8) not earlier than August 31, 2007.

The issue shall redeem bonds by payment of nominal value and fixed interest income at the rate of 0.1% of the bond nominal value.

Failure to submit an application in writing does not dispose the issuer of obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer on August 21, 2008 at the latest.

Payments are performed in order of received application precedence

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer:

- in cash from the issuer's cash account at the following address: 305000, Kursk City, Krasnaya sq., 8

- by bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

The bonds are redeemed in the RF currency.

Redemption period of issued bonds:

Commencement date: *August 31, 2007*

End date: *August 31, 2008*

Anticipated redemption of issued bonds is optional.

The earliest period of presenting bonds for anticipated redemption:

The first day at the end of the 7 day period from the date of state registration of report on the results of the securities issue.

Terms and procedure of anticipated redemption:

Anticipated bond redemption is performed in the following cases:

- if the holder of paid block of bonds changes address before providing access to telephone network at the old address and if there is no technical ability at the new address

- after bond sale on secondary market, if, in the issuer's judgment, there is no technical ability to provide access to telephone network at the address indicated by new bond holder before expiration of bond maturity.

In case of anticipated redemption, nominal value and fixed interest income at the rate of 0.1% of bond nominal value are paid.

Amount of interest (coupon) bond yield:

Bond holder shall have right to receive nominal value and fixed interest income at the rate of 0.1% of bond nominal value from the issuer when the bond is redeemed. Every holder of one or more issue bonds shall have right to receive access to telephone network in presence of technical ability by concluding a contract on providing telephone services.

Technical ability of telephone installation is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Telephone is installed within a year after the date of concluding a contract on providing telephone services.

Payout procedure for issue bond yield:

Presence of technical ability is defined by Kursk Branch of Company at the expense of Company within 5 days from the date of submitting application in writing at the address: 307130, Kursk region, Zheleznogorsky region, Kurskaya st., 35, or 305000, Kursk City, Krasnaya sq., 8.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Kursk City

- extract from record system of rights to securities which confirms availability of one or more bonds on the applicant's account

- certificate on technical ability to provide access to telephone network.

Telephone installation is performed within a year after conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 307130, Kursk region, Zheleznogorsky region, Kurskaya st., 35 or 305000, Kursk City, Krasnaya sq., 8.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: *not stipulated.*

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue

was registered by the RF FCSM on January 14, 2003.

(11) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***11-K***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-13-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
The registration body which registered the securities issue: ***The RF FCSM***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***500 items***
Nominal value of one security of the issue: ***1,500 rubles***
Total nominal value of securities: ***750,000 rubles***
Rights acquired for each paper security of the issue:

Bond holder shall have right to:

1) Receive bond nominal value from the issuer at redemption.

2) Receive fixed interest income at the rate of 0.2% of bond nominal value at redemption.

3) In presence of technical ability, receive access to telephone network by concluding contract on providing telephone services. Bond holder pays for providing telephone services at the rate efficient as of the date of providing this service.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments

- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts

- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company

- at the forth instance – redemption of debts to the budget and extra-budgetary funds

- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of bond holders register.

Securities placement procedure and terms:

Method of placement: ***conversion while reorganization***

Period of placement: ***from November 30, 2002 to November 30, 2002***

Quantity of actually placed securities according to registered report on the results of issue: ***500 items***

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption: ***Form of payment – cash, non-cash payment in RF rubles.***

Procedure and terms of bond redemption:

For bond redemption its holder shall send application to Kursk Branch of Company (305000, Kursk City, Krasnaya sq., 8) not earlier than October 26, 2008.

The issue shall redeem bonds by payment of nominal value and fixed interest income at the rate of 0.2% of bond nominal value.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer on April 26, 2009 at the latest.

Payments are performed in order of received application precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer:

- in cash from issuer's cash account at the following address: 305000, Kursk City, Krasnaya sq., 8

- via bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

The bonds are redeemed in currency of the RF.

Redemption period of issued bonds:

Commencement date: *October 26, 2008*

End date: *April 26, 2009*

Amount of interest (coupon) bond yield:

Bond holder shall have right to receive nominal value and fixed interest income at the rate of 0.2% of bond nominal value from the issuer when the bond is redeemed.

Each holder of one or more issue bonds shall have right to receive access to telephone network in presence of technical ability by concluding a contract on providing telephone services.

Technical ability of telephone installation is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Telephone is installed within a year after the date of concluding a contract on providing telephone services.

Payout procedure for issue bond yield:

Presence of technical ability is defined by Kursk Branch of Company at the expense of Company within 5 days from the date of submitting application in writing at the address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Kursk City

- extract from record system of rights to securities which confirms availability of one or more bonds on applicant's account

- certificate on technical ability to provide access to telephone network.

Telephone installation is performed within a year after conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: *not stipulated.*

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by the RF FCSM on January 14, 2003.

(12) Kind, series (type), form and other identification features of securities

Kind of securities: ***bonds***

Series of securities: ***2-И***

Type of securities: ***interest bearing bonds***

Form of securities: ***registered uncertified securities***

State registration number of the securities issue: ***4-15-00194-A***

Date of state registration of the securities issue: ***October 11, 2002***

The registration body which registered the securities issue: ***The RF FCSM***

Date of state registration of report on results of the securities issue: ***January 14, 2003***

The registration body which registered the report on results of the securities issue: ***The RF FCSM***

Quantity of securities of the issue: ***400,000 items***

Nominal value of one security of the issue: ***50 rubles***

Total nominal value of securities: ***20,000,000 rubles***

Rights acquired for each paper security of the issue:

Every bond holder shall have the right to:

- Receive bond nominal value within a year from the date when the bond is redeemed

- Receive interest income at the rate of 2 (two) percent p.a. of bond nominal value at the end of every calendar year. Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.

The bond holder shall have right to:

- anticipated bond redemption at their nominal value in the RF currency when telephone is installed in time, but not before the installation, to the amount not exceeding rate of successive provision of access to local telephone network (installation of subscriber device) efficient as of the date of telephone installation. He/she can realize this right in case if, according to the concluded contract on providing local telephone services, rate on successive provision of access to local telephone network should be paid. If the bond holder did not realize the said right, i.e. paid the amount at the rate on successive provision of access to local telephone network, the block of bonds subject to redemption remains his property and is redeemed at the end of the bond maturity.

- sale of purchased bonds on secondary market at market value before the end of bond maturity

- re-execution of contract at another address (in presence of technical ability defined by Company) before telephone installation

- renewal of a lost copy of the contract on bond purchase and contract on providing local telephone services upon relevant application

- in case of the Company liquidation, to receive bond nominal value and payable interest income accordi to the procedure established by RF Civil Code after complete redemption of debts on compulsory payments to the budget and extra-budgetary funds taking into account precedence of submitting applications for anticipated redemption by bond holders and other creditors on other liabilities in view of Company liquidation.

Holder of bond block on the amount, corresponding to the amount of approved rate on providing access to local telephone network as of the date of concluding agreement of telephone bonds purchase and sale, shall have right to out-of-sequence telephone installation in case of contribution to financing telephone network development which ensures provision of out-of-sequence access to local telephone network on the amount, in time, at the address and in terms indicated by bond holder in the relevant contract (in presence of technical ability defined by Company). In case of bond sale the agreement on terms of providing access to local telephone network shall be dissolved.

Period of bond maturity: 7 (seven) years – from the date of starting bond placement to the date of starting their redemption.

Period of bond redemption: within a year from the date of bond redemption, or anticipatorily (in case of telephone installation), but not before the term of telephone installation.

Securities placement procedure and terms:

Method of placement: *conversion while reorganization*

Period of placement: *from November 30, 2002 to November 30, 2002*

Number of the actually placed securities according to registered report on the results of issue: *212,701*

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption:

Bonds are redeemed at their nominal value in currency of the RF.

Procedure and terms of bond redemption:

Bonds are redeemed at their nominal value in currency of the RF after telephone installation or at any time within redemption period:

for individuals – on presentation of passport

for legal entities – upon duly prepared application for bond redemption.

Redemption period of issued bonds:

Commencement date: *August 1, 2005*

End date: *August 1, 2006*

Anticipated redemption of issued bonds is optional.

The earliest period of presenting bonds for anticipated redemption:

The issuer performs anticipated redemption within all period of bond maturity, but not before registration date of report on the results of their issue.

Terms and procedure of anticipated redemption:

Anticipated bond redemption is performed in case of concluding contract on providing local telephone services on the amount not exceeding payment level for provision of successive access to telephone network.

Amount of interest (coupon) bond yield:

Every bond holder shall have right to:

- Receive bond nominal value within a year from the date when the bond is redeemed

- Receive interest income at the rate of 2 (two) percent p.a. of bond nominal value at the end of every calendar year. Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.

Holder of bond block on the amount, corresponding to the amount of approved rate on providing access to local telephone network as of the date of concluding agreement of telephone bonds purchase and sale, shall have right to out-of-sequence telephone installation in case of contribution to financing telephone network development which ensures provision of out-of-sequence access to local telephone network on the amount, in time, at the address and in terms indicated by bond holder in the relevant contract (in presence of technical ability defined by Company). In case of bond sale the agreement on terms of providing access to local telephone network shall be dissolved.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.

Payout procedure for issue bond yield:

for individuals – on presentation of passport

for legal entities – upon duly prepared application for bond redemption.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: ***not stipulated.***

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by The RF FCSM on January 14, 2003.

(13) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***3-И***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-16-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
The registration body which registered the securities issue: ***The RF FCSM***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***350 items***
Nominal value of one security of the issue: ***6,000 rubles***
Total nominal value of securities: ***2,100,000 rubles***
Rights acquired for each paper security of the issue:

Bond holder shall have the right to:

- receive bond nominal value from the issuer at redemption

- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

- in presence of technical ability, receive access to telephone network from one subscriber number at the address: Pustosh-Bor place and region of postal department No. 14 of Ivanovo Town.

Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of

precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments

- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts

- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company

- at the forth instance – redemption of debts to the budget and extra-budgetary funds

- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of bond holders register.

Securities placement procedure and terms:

Method of placement: *conversion while reorganization*

Period of placement: *from November 30, 2002 to November 30, 2002*

Quantity of actually placed securities according to registered report on the results of issue: *349 items*

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption:

The issuer redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.

Procedure and terms of bond redemption:

Bond holder shall send application for its redemption to the issuer on July 1, 2007 at the earliest.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed in order of received application precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed:

- in cash from enterprise cash account

- via bank transfer to a current bank account.

Redemption period of issued bonds:

Commencement date: *from the moment of claim for redemption, presented to the issuer by bond holder within the period from July 1, 2007 to August 31, 2007.*

End date: *Payments are performed within 30 days from the date when holder submits application f[illegible] redemption to the issuer.*

Amount of interest (coupon) bond yield:

<u>Bond holder shall have right to:</u>

- receive bond nominal value from the issuer at redemption

- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

Bond holder shall have right to receive access to telephone network from one subscriber number at the address: Pustosh-Bor place and region of postal department No. 14 of Ivanovo Town, in presence of technical ability. Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Income is paid after redemption (anticipated redemption) of bonds.

Payout procedure for issue bond yield:

Procedure of defining technical ability to provide access to telephone network and concluding contract on providing telephone services.

Presence of technical ability to provide access to telephone network is defined within ten days from the date of submitting application in writing by bond holder at the following addresses:

- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Technical ability to provide access to telephone network is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Pustosh-Bor place or region of postal department No. 14 (for individuals)

- a title deed (other proprietary right) or document with confirms tenant right to real estate in Pustosh-Bor place or region of postal department No. 14 (for legal entities)

- owner's application for provision of access to telephone network

- extracts from record system of rights to securities which confirms availability of bonds of this issue on applicant's account

- certificate on technical ability to provide access to telephone network.

Access to telephone network is provided within eighteen months after conclusion of contract on providing telephone services.

Owners can file a request on technical ability to provide access to telephone network, redeem bonds at the following addresses:

- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: *not stipulated.*

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by The RF FCSM on January 14, 2003.

(14) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***4-И***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-17-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
The registration body which registered the securities issue: ***The RF FCSM***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***69 items***
Nominal value of one security of the issue: ***4,000 rubles***
Total nominal value of securities: ***276,000 rubles***
Rights acquired for each paper security of the issue:

Every bond shall grant the rights to:

- receive bond nominal value from Company at redemption

- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

- in presence of technical ability, receive access to telephone network from one subscriber number at the

following addresses of settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town. Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

If Company is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated Company is responsible for causing harm to life and health by capitalization of relevant installments

- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts

- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company

- at the forth instance – redemption of debts to the budget and extra-budgetary funds

- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the system.

Securities placement procedure and terms:

Method of placement: *conversion while reorganization*

Period of placement: *from November 30, 2002 to November 30, 2002*

Quantity of actually placed securities according to registered report on the results of issue: *68 items*

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption:

Company redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.

Procedure and terms of bond redemption:

Bond holder shall send application for its redemption to Company at the following addresses on July 1, 2007 at the earliest:

- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Company redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to Company in order of precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed:

- in cash from enterprise cash account at the above said addresses

- via bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

Redemption period of issued bonds:

Commencement date: *August 1, 2007*

End date: *September 30, 2007*

Amount of interest (coupon) bond yield:

Bond holder shall have right to:

- receive bond nominal value from Company at redemption

- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

Every bond shall grant right, in presence of technical ability, to receive access to telephone network from one subscriber number at the following addresses of settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Income is paid after redemption (anticipated redemption) of bonds.

Payout procedure for issue bond yield:

Presence of technical ability to provide access to telephone network is defined within ten days from the date of submitting application in writing by bond holder at the following addresses:

- No.1 – Lezhnevskaya st., 159

- No.2 – Lenina av., 13

- No.4 – Kukonkovykh st., 102

- No. 16 – B. Khmelnitskogo st., 3

- No. 25 – Ermaka st., 11

- No. 43 – Svetlaya st., 6.

Technical ability to provide access to telephone network is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town (for individuals); a title deed (other proprietary right) or document with confirms tenant right to real estate in settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town (for legal entities)

- owner's application for provision of access to telephone network

- extracts from record system of rights to securities which confirms availability of bonds of this issue on applicant's account

- certificate on technical ability to provide access to telephone network.

Access to telephone network is provided within eighteen months after conclusion of contract on providing telephone services.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Anticipated redemption is not stipulated.

Type of bond cover: *not stipulated.*

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by the RF FCSM on January 14, 2003.

(15) Kind, series (type), form and other identification characteristics of paper securities

Kind of paper securities: ***bonds***

Series of paper securities: ***03***

Type of paper securities: ***documentary bearer bonds***

Form of paper securities: ***registered uncertified securities***

State registration number of securities issue: ***4-18-00194-A***

Date of state registration of securities issue: ***August 1, 2003***

Name of registration body which performed state registration of securities issue: ***FCSM of the RF***

Date of state registration of report on results of securities issue: ***October 14, 2003***

Name of registration body which performed state registration of report on results of securities issue: ***FCSM of the RF***

Quantity of paper securities of the issue: ***2,000,000 items***

Nominal value of a paper security of the issue: ***1,000 rubles***

Output of paper securities in terms of nominal value: ***2,000,000,000 rubles***

Rights acquired for each paper security of the issue:

Bond holder shall have right to receive nominal value of the Bond indicated in Item 57.4 of Bond Prospectus and Item 4 of Decision on bond issue after Bond redemption.

Bond holder shall have right to receive interest income of Bond nominal value (coupon yield) which procedure is indicated in Item 57.11. of Bond Prospectus and Item 8.3. of Decision on bond issue

In case of Issuer liquidation Bond holder shall have right to receive nominal value of the Bond in order of precedence established according to Article 64, Civil Code of the RF.

Bond holder shall have right to sell or otherwise alienate Bonds.

Bond holder shall have right to realize other rights provided for by the legislation of the RF.

If Issuer denies obligations on the bonds, bond holders and/or nominee holders shall have right to demand fulfillment of obligations from the person, who provided security of bond issue.

The person who provided security of this bond issue is Bassian Invest Limited Liability Company.

Location: ***RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10***
Postal address: ***RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10***
Individual taxpayer number: ***7710838686***
Procedure and terms of security placement:
Method of placement: ***public offering***
Actual period of placement: ***from September 16, 2003 to September 17, 2003***
Quantity of actually placed paper securities according to registered report on the results of issue: ***2,000,000***

Information on obligatory central storage:

Paper securities of the issue are certified securities with obligatory central storage.
Full firm name of depositary: ***Natsionalny Depositarny Center Non-commercial Partnership***
Short firm name: ***NDC***
Location: ***125009, RF, Moscow City, Sredny Kislovsky side-st., 1/13, building 4***
License number: ***177-03431-000100***
Date of licensing: ***December 4, 2000***
Validity of license: ***unlimited validity***
License issuer: ***FCSM of the RF***

Procedure and terms of redemption of issue securities:

Bonds are redeemed by non-cash payment in rubles of the RF.
Procedure and terms of bond redemption, including redemption period.

Bonds are redeemed under Issuer's instructions by paying agent (hereinafter referred to as Paying agent) which functions are performed by:

Moskovsky Delovoi Mir Joint-Stock Commercial Bank (Open Joint-Stock Company)
Short firm name of organization: ***MDM-Bank OJSC.***
Location: ***115172, Moscow City, Kotelnicheskaya quay, 33, building1.***
Postal address: ***115172, Moscow City, Kotelnicheskaya quay, 33, building1.***

Issuer can appoint additional paying agents and cancel such appointments. Issuer's official announcem[illegible] on the said measures is published in Vedomosty and/or Izvestya newspapers by Issuer at least in 10 (ten) business days before such appointments or their cancel.

If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

Bond is redeemed at its nominal value.

Bond is redeemed by non-cash payment to Bond holder in currency of the RF.

It is presumed that nominee holders, NDC bailors are authorized to receive bond redemption sums. NDC bailor and/or other person, not authorized to receive bond redemption sums by their clients, shall deliver a list of Bond holders which should include all details indicated in the List of Bond holders and/or nominee holders to NDC not later than on the 3 (third) business day before the fixed date of Bond redemption.

Bonds are redeemed in behalf of Bond holders as of the end of NDC transaction day preceding the 6 sixth business day before the date of Bond redemption (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is

considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

Not later than on the 2 (second) business day before the date of Bond redemption NDC provides Issuer and/or Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:

a) Full name of the person authorized to receive Bond redemption sums.

In case if Bonds are transferred to nominee holder by the bond holder and nominee holder is authorized to receive Bond redemption sums, full name of nominee holder should be indicated.

In case if Bonds were not transferred to nominee holder and/or nominee holder is not authorized to receive Bond redemption sums by the bond holder, full name of Bond holder should be indicated (Bond holder's surname, name and patronymic – for individuals)

b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond redemption sums

c) location and postal address of the person authorized to receive Bond redemption sums

d) banking account details of the person authorized to receive Bond redemption sums, specifically:

- account number

- name of the bank where the account is opened

- correspondent account of the bank where the account is opened

- bank identification code of the bank where the account is opened

e) individual taxpayer number of the person authorized to receive Bond redemption sums

f) tax position of the person authorized to receive Bond redemption sums (resident, non-resident with permanent representation in the RF, non-resident without permanent representation in the RF, etc.)

Bond holders, their authorized persons, including NDC bailors, shall check the completeness and actuality of the banking account details submitted to NDC at their option. In case of failure to submit or untimely submitting the said details, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.

Not later than on the 2 (second) business day before the date of Bond redemption Issuer transfers appropriate monetary funds to Paying agent's account.

On the basis of the list of Bond holders and/or nominee holders submitted to NDC, Paying agent calculates amounts of monetary funds subject to payment to every person indicated in the list of Bond holders and/or nominee holders.

On the date of Bond redemption Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond redemption sums indicated in the list of Bond holders and/or nominee holders.

In case if one person is authorized to receive Bond redemption sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

Redemption period of issued bonds:

Commencement date: *the 1095th (one thousand and ninety fifth) day from the date of starting issue Bond placement*

End date: *Dates of start and end of Bond redemption are the same. Anticipated redemption is not stipulated.*

Amount of interest (coupon) bond yield:

Coupon (interest) period		*Amount of interest (coupon) bond yield:*
Commencement date	*End date*	

1. Coupon: 1 Interest rate on the first coupon is defined by holding an auction among potential customers of Bonds on the first day of initial placement of issue bonds. On the day of the auction on defining interest rate on the first Bond coupon Section Members submit applications for the auction using MICEX trade system both at own expense and at the expense of and under instructions of clients. Time period of submitting applications for the auction on defining interest rate on the first Bond coupon is established by MICEX as agreed with Issuer and Underwriters. Section Members send applications for Bond purchase to one of

Underwriters with indication of the following important conditions:
a.1) Purchase price - 100 % of nominal value
a.2) Quantity of Bonds which potential customer wants to purchase, in case if Issuer fixes interest rate on the first Bond coupon over or equal to acceptable interest rate indicated in the application
a.3) Amount of interest rate on the first coupon which is acceptable for investor. "Amount of acceptable interest rate" means the amount of interest rate on the first coupon fixed by Issuer which ensures that potential investor will be ready to purchase the quantity of Bonds indicated in application at the price which amounts to 100% of nominal value. Amount of acceptable interest rate shall be indicated in percent p.a. within the accuracy of hundredth percent.
Monetary funds shall be reserved to the amount sufficient for full payment for Bonds indicated in applications taking into account MICEX commission fees.
Applications which one or more of the abovesaid important conditions do not meet requirements specified in Items a.1-a.3, as well as applications not secured by sufficient monetary funds are not accepted to the auction on defining interest rate.
At the end of period of application submitting to the auction on defining interest rate on the first Bond coupon, MICEX prepares registers of the applications submitted to each Underwriter and delivers them to Issuer and Underwriters. On the basis of the application registers received from MICEX, Underwriters form a combined application register.
On the basis of combined register of applications submitted to the auction Issuer makes decision on the amount of interest rate on the first coupon and informs Underwriters and MICEX on the taken decision in writing.
Underwriters publish an announcement on the amount of interest rate on the first coupon using MICEX trade system by sending electronic messages to all Section Members.

Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	*the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.*	*Amount payable for the first coupon per a Bond is calculated by the following formula: K(1)= C(1) * N * (T(1) - T(0))/ 365/ 100 %,* *where* *K(1) - amount payable for the first coupon per a Bond, rubles* *N - nominal value of a Bond, rubles* *C(1) - amount of interest rate on the 2nd coupon, percent p.a.* *T(0) - commencement date of the first coupon period* *T(1) - end date of the first coupon period.* *Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).*

2. Coupon: 2 Interest rate of coupon yield on the second coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the second coupon of the issue shall be the 183rd (one hundred and eighty third) day	*End date of coupon period on the second coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the*	*Сумма выплат по второму купону в расчете на одну Облигацию определяется по формуле: K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100 %, где* *K(2) - сумма выплат по второму купону в расчете на одну Облигацию, руб.;*

from the date of starting placement of the issue Bonds.	*date of starting placement of the issue Bonds.*	*Amount payable for the second coupon per a Bond is calculated by the following formula:* *K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100 %,* *where* *K(2) - amount payable for the second coupon per a Bond, rubles* *N - nominal value of a Bond, rubles* *C(2) - amount of interest rate on the 2nd coupon, percent p.a.* *T(1) - commencement date of the second coupon period* *T(2) - end date of the second coupon period.* *Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).*

3. Coupon: 3 Interest rate of coupon yield on the third coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the third coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the third coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.*	*Amount payable for the third coupon per a Bond is calculated by the following formula:* *K(3)= C(3) * N * (T(3) - T(2))/ 365/ 100 %,* *where* *K(3) - amount payable for the third coupon per a Bond, rubles* *N - nominal value of a Bond, rubles* *C(3) - amount of interest rate on the 3rd coupon, percent per annum* *T(2) - commencement date of the third coupon period* *T(3) - end date of the third coupon period.* *Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).*

4. Coupon: 4 Interest rate of coupon yield on the fourth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the fourth coupon of the issue	*End date of coupon period on the fourth coupon of the issue shall be*	*Amount payable for the fourth coupon per a Bond is calculated by the following formula: K(4)= C(4) * N * (T(4) - T(3))/ 365/ 100 %, where*

shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	*the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.*	*K(4) - amount payable for the fourth coupon per a Bond, rubles N - nominal value of a Bond, rubles C(4) - amount of interest rate on the 4th coupon, percent p.a. T(3) - commencement date of the fourth coupon period T(4) - end date of the fourth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).*

5. Coupon: 5 Interest rate of coupon yield on the fifth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the fifth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the fifth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.*	*Amount payable for the fifth coupon per a Bond is calculated by the following formula: K(5)= C(5) * N * (T(5) - T(4))/ 365/ 100 %, where K(5) - amount payable for the fifth coupon per a Bond, rubles N - nominal value of a Bond, rubles C(5) - amount of interest rate on the 5th coupon, percent p.a. T(4) - commencement date of the fifth coupon period T(5) - end date of the fifth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).*

6. Coupon: 6 Interest rate of coupon yield on the sixth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the sixth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the	*End date of coupon period on the sixth coupon of the issue shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds.*	*Amount payable for the sixth coupon per a Bond is calculated by the following formula: K(6)= C(6) * N * (T(6) - T(5))/ 365/ 100 %, where K(6) - amount payable for the sixth coupon per a Bond, rubles N - nominal value of a Bond, rubles C(6) - amount of interest rate on the 6th coupon, percent p.a.*

issue Bonds.		*T(5) - commencement date of the sixth coupon period* *T(6) - end date of the sixth coupon period.* *Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).*

Coupon rate is fixed on the day of placement on the auction, is the same for all the following coupons and amounts to 12.35% per annum. Procedure of fixing coupon rate is described above in Sub-item 8.3 of the Decision on bond issue.

Payout procedure and terms for issue bond yield:

Coupon (interest) period		*Payout period (date) of coupon (interest) yield*	*Date of preparing the list of bond holders for coupon (interest) yield payment*
Commencement date	*End date*		

1. Coupon: 1

Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	*the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.*	*Payout date of coupon yield on the first coupon shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.*	*- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment).* *MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond*

			auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.

Payout procedure of coupon (interest) yield:

Bond yield for all coupons is paid to NDC bailors' accounts in currency of the RF. If Bond holder is not a NDC bailor, he/she can authorize bonders - NDC bailor to receive the sums of Bond yield payments.

Bond yield is paid in behalf of NDC bailors as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of bonders). Obligations in relation to a bond holder included in the list of Bond holders are considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders.

Not later than in 3 (three) business days before the payout date of Bond yield NDC provides Issuer and/or Paying agent with the list of bonders, prepared as of the Date of preparing list of bonders which includes the following information:

a) Full name of bonders.

b) quantity of Bonds registered on corresponding bonder's custody account

c) location and postal address of bonder.

d) banking account details of bonder, specifically:

- account number

- individual taxpayer number of bonder

- name of bonder's bank

- correspondent account of bonder's bank

- bank identification code of bonder's bank

e) tax position of NDC bailor (resident, non-resident with permanent representation in the RF, non-resident without permanent representation in the RF, etc.)

Bonder shall check the completeness and actuality of the banking account details submitted to NDC at its option. In case of failure to submit or untimely submitting the said details to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.

Not later than in 2 (two) days before the payout date of Bond yield Issuer transfers appropriate monetary funds to Paying agent's account.

On the basis of the list of bonders provided by Depositary, Paying agent calculates amounts of monetary funds subject to payment to every person indicated in the list of bonders authorized to receive sums of Bond yield.

On the payout date of Bond yield Paying agent transfers appropriate monetary funds to the accounts of bonders in behalf of Bond holders.

In case if one person is authorized to receive Bond yield sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

2. Coupon: 2

Commencement date of coupon	*End date of coupon period on the*	*Payout date of coupon yield on the*	*- Bond yield is paid in behalf of Bond*

period on the second coupon of the issue shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	*second coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.*	*second coupon shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.* *If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.*	*holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment).* *MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.*

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.

3. Coupon: 3

Commencement date of coupon period on the third coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the third coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.*	*Payout date of coupon yield on the third coupon shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.* *If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for*	*- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment).*

		settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	*MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.*
Payout procedure of coupon (interest) yield: *Payout procedure of Bond yield on the third coupon is similar to the payout procedure of the first coupon described above.*			

4. Coupon: 4

Commencement date of coupon period on the fourth coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the fourth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.*	*Payout date of coupon yield on the fourth coupon shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.* *If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.*	*- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment).* *MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of*

			MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.
Payout procedure of coupon (interest) yield: *Payout procedure of Bond yield on the fourth coupon is similar to the payout procedure of the first coupon described above.*			

5. Coupon: 5

Commencement date of coupon period on the fifth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the fifth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.*	*Payout date of coupon yield on the fifth coupon shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.*	*- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.*
Payout procedure of coupon (interest) yield: *Payout procedure of Bond yield on the fifth coupon is similar to the payout procedure of the first coupon described above.*			

6. Coupon: 6

Commencement date of coupon period on the sixth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the sixth coupon of the issue shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds.*	*Payout date of coupon yield on the sixth coupon shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.*	*Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.*
Payout procedure of coupon (interest) yield: *Payout procedure of Bond yield on the sixth coupon is similar to the payout procedure of the first coupon described above.*			

Issuer pays coupon (interest) yield through paying agent.

Full name: *Moskovsky Delovoi Mir Joint-Stock Commercial Bank (Open Joint-Stock Company)*

Short name: *MDM-Bank OJSC.*

Location: *115172, Moscow City, Kotelnicheskaya quay, 33, building1.*

Postal address: *115172, Moscow City, Kotelnicheskaya quay, 33, building1.*

Paying agent's responsibilities and functions:

Paying agent shall be obliged to:

- transfer monetary funds to the persons authorized to receive sums from Bond redemption and coupon yield – Bond holders and/or Bond nominee holders – of the amount, in terms and procedure established by Decision on issue and Prospectus of issue bonds on behalf of, at the expense of and under instructions of Issuer. Paying agent performs any transfer of monetary funds on Bonds in case if Issuer has transferred monetary funds sufficient for performing such payments to Issuer's account opened at Paying agent's bank.

- calculate sums of monetary funds subject to payment to every person authorized to receive sums from Bond

redemption and coupon yield according to the procedure established by Decision on issue and Prospectus of issue bonds

- submit written reports on performed Bond Payments to Issuer according to the procedure and terms established by Contract concluded between Issuer and Paying agent.

- provide Bond holders and nominee holders with the information on amount, terms and conditions of payment on Bond coupon yield, as well as on terms and conditions of Bond redemption.

- at Issuer's request provide information received by Paying agent from Depositary in connection with exercising functions of Paying agent on Bonds of the issue.

- keep confidential information received by Paying agent in connection with its exercising functions, if this information is not accessible to the public and is not subject to disclosure according to normative acts of the RF.

Type of Bond cover: ***Guarantee***
Amount of Bond cover (rubles.): ***2,000,000,000 and sum of interest yield***

(16) Kind, series (type), form and other identification characteristics of paper securities
Kind of paper securities: ***bonds***
Series of paper securities: ***04***
Type of paper securities: ***documentary bearer bonds***
Form of paper securities: ***registered uncertified securities***
State registration number of securities issue: ***4-19-00194-A***
Date of state registration of securities issue: ***June 29, 2004***
Name of registration body which performed state registration of securities issue: ***FCSM of the RF***
Date of state registration of report on results of securities issue: ***October 12, 2004***
Name of registration body which performed state registration of report on results of securities issue: ***FCSM of the RF***
Quantity of paper securities of the issue: ***7,000,000 items***
Nominal value of a paper security of the issue: ***1,000 rubles***
Output of paper securities in terms of nominal value: ***7,000,000,000 rubles***
Quantity of placed paper securities of the issue: ***5,622,595 items***
Nominal value of placed paper securities of the issue: ***5,622,595,000 rubles***

Rights acquired for each paper security of the issue:

Bonds represent direct simple obligations of Tsentralnaya Telecommunikatsionnaya Companya Open Joint-Stock Company (hereinafter referred to as Issuer).

1. ***Bond holder shall have right to receive Bond nominal value within the period stipulated by Bond.***
2. ***Bond holder shall have right to receive coupon yield (interest of Bond nominal value) at the end of every coupon period.***
3. ***In case of Issuer's default on obligations on Bonds or improper fulfillment of relevant obligations (including default, technical default) according to Item 9.7. and Item 12.2. of Decision on paper security issue and Item 9.1.2. Sub-item e) and Item 9.1.2. Sub-item 3) of Prospectus of paper securities, Bond cover in the form of guarantee is stipulated. Guarantor shall be obliged to answer to Bond holders for Issuer fulfillment of obligations on Bonds on payment of Bond nominal value after Bond redemption which amounts to 7,000,000,000 (seven billion) rubles, on payment of total Bond coupon yield.***

Bond holder shall have right to submit claim to guarantor, Telecom-Terminal Limited Liability Company, according to terms of security specified in Item 12.2. of Decision on paper security issue and Item 9.1.2. Sub-item 3) of Prospectus of paper securities. When rights to Bond are transferred to a new holder (purchaser), the latter acquires all rights resulting from the guarantee. Transfer of the rights resulting from the guarantee without transfer of rights to Bond is not valid.

4. Bond holder shall have right to receive investment funds back, in case if Bond issue is recognized to be abortive or invalid.

5. Besides the listed rights, Bond holder shall have right to realize other property rights provided for by the existing legislation of the RF.

The person who provided security of this bond issue is Telecom-Terminal Limited Liability Company.
Location: *RF, 153000, Ivanovo Town, Lenina st., 13*
Postal address: *RF, 153000, Ivanovo Town, Lenina st., 13*
Individual taxpayer number: *3731033198*

Procedure and terms of security placement:

Method of placement: *public offering*

Actual period of placement: *from August 17, 2004 to August 18, 2004*

Quantity of actually placed paper securities according to registered report on the results of issue: *5,622,595*

Information on obligatory central storage:
Paper securities of the issue are certified securities with obligatory central storage.
Full firm name of depositary: *Natsionalny Depositarny Center Non-commercial Partnership*
Short firm name: *NDC*
Location: *117049, RF, Moscow City, Zhitnaya st., 12*
License number: *177-03431-000100*
Date of licensing: *December 4, 2000*
Validity of license: *unlimited validity*

License issuer: *FCSM of the RF*

Procedure and terms of redemption of issue securities:

Bonds are redeemed by non-cash payment in rubles of the RF.
Procedure and terms of bond redemption, including redemption period.
Procedure of bond redemption:

Bonds are redeemed under instructions and at the expense of Issuer. Functions of paying agent are performed by ROSBANK Joint-Stock Commercial Bank (open joint-stock company) (hereinafter referred to as Paying agent) registered at the address: 107078, Moscow, Mashy Poryvaevoi st., 11, located at the address: 107078, Moscow, Mashy Poryvaevoi st., 11.

Issuer can appoint additional and other paying agents and cancel such appointments. Issuer's official announcement on the said measures is published according to the procedure and terms specified in Item 11 of Decision on paper security issue and Item 2.9. of Prospectus of paper securities.

Bonds are redeemed at the nominal value on the 1830th (one thousand eight hundred and thirtieth) day from the date of starting Bond placement.

If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

Bonds are redeemed by non-cash payment to Bond holders in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond redemption.

Bonds are redeemed in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the date of Bond redemption (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Issuer fulfills obligations on Bond redemption on the basis of the list of Bond holders and/or nominee holders provided by NDC (hereinafter referred to as List of Bond holders and/or nominee holders).

NDC bailor, not authorized to receive bond redemption sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 6 (sixth) business day before the redemption date.

In case if holders who authorize a nominee holder to receive sums of Bond redemption include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- *full title/name of Bond holder*
- *quantity of Bonds belonging to holder*
- *full name of the person authorized to receive sums of Bond redemption*

- *location (or registration – for individuals) and postal address, including post code, of Bond holder*
- *banking account details of the person authorized to receive sums of Bond redemption*
- *individual taxpayer number of Bond holder*
- *tax position of Bond holder.*

In case if Bond holder is a non-resident legal entity:

- *personal identification number– if available.*

In case if Bond holder is an individual:

- *type, number, issue date and place of Bond holder's identification document, name of issuing authority*
- *number of Bond holder's certificate on state retirement insurance (if available)*
- *individual taxpayer number of Bond holder (if available)*
- *date, month and year of Bond holder's birth.*

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be nominee holder.

In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be Bond holder.

Not later than on the 4 (forth) business day before the date of Bond redemption NDC provides Issuer and Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:

a) Full name of the person authorized to receive Bond redemption sums.

b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond redemption sums

c) location and postal address of the person authorized to receive Bond redemption sums

d) banking account details of the person authorized to receive Bond redemption sums, specifically:

- account number

- name of the bank where the account is opened

- correspondent account of the bank where the account is opened

- bank identification code and individual taxpayer number of the bank where the account is opened.

e) individual taxpayer number of the person authorized to receive Bond redemption sums

f) tax position of the bond holder and the person authorized to receive Bond redemption sums.

Bond holders, their authorized persons, including NDC bailors, are obliged to submit the required information to NDC in time, check the completeness and actuality of the information submitted to NDC at their option and bear all risks connected with failure to submit / untimely submitting information.

In case of failure to submit or untimely submitting the said information, Issuer does not bear responsibility for untimely or undue fulfillment of obligations on Bond redemption. In this case Bond holder shall bear the risk of loss occurrence in case of untimely submitting or submitting incomplete information.

In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered to be a delay in fulfillment of Bond obligations, and Bond holder shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.

On the basis of the list of Bond holders and/or nominee holders submitted to NDC, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond redemption sums.

Not later than on the 3 (third) business day before the date of Bond redemption Issuer transfers appropriate monetary funds to Paying agent's account.

On the date of Bond redemption Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond redemption sums in behalf of Bond holders.

In case if one person is authorized to receive Bond redemption sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

Redemption period of bonds of the issue:

Commencement date of redemption:

Commencement date of Bond redemption shall be the 1830th (one thousand eight hundred and thirtieth) day from the date of starting Bond placement.

End date of redemption:

Dates of start and end of Bond redemption are the same.

Form of Bond redemption:

Bonds of the issue are redeemed by non-cash payment in currency of the RF. Bond holders' choice of Bond redemption form is not stipulated.

Payout terms and procedure of Bond interest (coupon), including terms of each coupon payment:

Coupon (interest) period		**Payout period (date) of coupon (interest) yield**	**Date of preparing the list of bond holders for coupon (interest) yield payment**
Commencement date	**End date**		
1 Coupon: Interest rate on the first coupon is fixed on the auction on defining interest rate on the first coupon in percent p.a. on the date of starting Bond placement.			
Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	End date of coupon period on the first coupon of the issue shall be the commencement date of coupon period on the second coupon which starts on the 183rd (one hundred and eighty third) day from the date of starting Bonds placement.	Payout date of coupon yield on the 1st coupon shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).
Payout procedure of coupon (interest) yield:			

Paying agent pays Bond coupon yield under instruction and at the expense of Issuer. Bond coupon yield is paid in behalf of Bond holders on accounts in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond coupon yield.

Bond holders, their authorized persons, including NDC bailors, shall check the completeness and validity of the information submitted to NDC at their option. They bear all risks connected with failure to promptly submit information. In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered a delay in fulfillment of Bond obligations, and Bond holder shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.

Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Issuer fulfills obligations on Bond coupon yield payment on the basis of the list of Bond holders and/or nominee holders submitted by NDC (hereinafter referred to as List of Bond holders and/or nominee holders)

NDC bailor, not authorized to receive Bond coupon yield sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 6th (sixth) business day before the redemption date.

In case if holders who authorize a nominee holder to receive sums of Bond coupon yield include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- full title/name of Bond holder
- quantity of Bonds belonging to holder
- full name of the person authorized to receive sums of Bond coupon yield
- location (or registration – for individuals) and postal address, including post code, of Bond holder
- banking account details of the person authorized to receive sums of Bond coupon yield
- individual taxpayer number of Bond holder
- tax position of Bond holder.

In case if Bond holder is a non-resident legal entity:

- personal identification number– if available.

In case if Bond holder is an individual:

- type, number, issue date and place of Bond holder's identification document, name of issuing authority
- number of Bond holder's certificate on state retirement insurance (if available)
- individual taxpayer number of Bond holder (if available)
- date, month and year of Bond holder's birth.

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond coupon yield, the person authorized to receive sums of Bond coupon yield shall be nominee holder.

In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond coupon yield, the person authorized to receive sums of Bond coupon yield shall be Bond holder.

Not later than on the 4 (forth) business day before the payout date of Bond coupon yield Depositary provides Issuer and Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:

a) Full name of the person authorized to receive Bond coupon yield sums. b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond coupon yield sums c) location and postal address of the person authorized to receive Bond coupon yield sums d) banking account details of the person authorized to receive Bond coupon yield sums, specifically: - account number - name of the bank where the account is opened - correspondent account of the bank where the account is opened - bank identification code and individual taxpayer number of the bank where the account is opened. e) individual taxpayer number of the person authorized to receive Bond coupon yield sums f) tax position of the bond holder and the person authorized to receive Bond coupon yield sums. In case of failure to submit or untimely submitting the said information to NDC by Bond holder, Issuer does not bear responsibility for untimely or undue fulfillment of obligations on Bond coupon yield payment. In this case Bond holder shall bear the risk of loss occurrence in case of untimely submitting and/or submitting incomplete information. In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information. On the basis of the list of Bond holders and/or nominee holders submitted by Depositary, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond coupon yield sums. Not later than on the 3rd (third) business day before the payout date of Bond coupon yield Issuer transfers appropriate monetary funds to Paying agent's account. On the payout date of Bond coupon yield Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond coupon yield sums in behalf of Bond holders. In case if one person is authorized to receive Bond coupon yield sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

2 Coupon: Interest rate on the second coupon is equal to the first coupon rate.

Commencement date of the second coupon period shall be the 183rd (one hundred and eighty third) day from the date of starting Bonds placement.	End date of the second coupon period shall be the commencement date of the third coupon period which starts on the 366th (three hundred and sixty sixth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 2nd coupon shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

		other compensation in form of payment for such delay.	

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.

3 Coupon: Interest rate on the third coupon is equal to the first coupon rate.

Commencement date of the third coupon period shall be the 366th (three hundred and sixty sixth) day from the date of starting Bonds placement.	End date of the third coupon period shall be the commencement date of the fourth coupon period which starts on the 549th (five hundred and forty ninth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 3rd coupon shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the third coupon is similar to the payout procedure of the first coupon.

4 Coupon: Interest rate on the fourth coupon is equal to the first coupon rate.

Commencement date of the fourth coupon period shall be the 549th (five hundred and forty ninth) day from the date of starting Bonds placement.	End date of the fourth coupon period shall be the commencement date of the fifth coupon period which starts on the 732nd (seven hundred and thirty second) day from the date of starting Bonds placement.	Payout date of coupon yield on the 4th coupon shall be the 732nd (seven hundred and thirty second) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

		business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the fourth coupon is similar to the payout procedure of the first coupon.

5 Coupon: Interest rate on the fifth coupon is equal to the first coupon rate.

Commencement date of the fifth coupon period shall be the 732nd (seven hundred and thirty second) day from the date of starting Bonds placement.	End date of the fifth coupon period shall be the commencement date of the sixth coupon period which starts on the 915th (nine hundred and fifteenth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 5th coupon shall be the 915th (nine hundred and fifteenth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the fifth coupon is similar to the payout procedure of the first coupon.

6 Coupon: Interest rate on the sixth coupon is equal to the first coupon rate.

Commencement date of the sixth coupon period shall be the 915th (nine hundred and fifteenth) day from the date of starting Bonds placement.	End date of the sixth coupon period shall be the commencement date of the seventh coupon period which starts on the 1098th (one thousand and ninety eighth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 6th coupon shall be the 1098th (one thousand and ninety eighth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

		holiday or day off for settlement operations; payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the sixth coupon is similar to the payout procedure of the first coupon.			

7 Coupon: Interest rate on the seventh coupon is equal to the first coupon rate.

Commencement date of the seventh coupon period shall be the 1098th (one thousand and ninety eighth) day from the date of starting Bonds placement.	End date of the seventh coupon period shall be the commencement date of the eighth coupon period which starts on the 1281st (one thousand two hundred and eighty first) day from the date of starting Bonds placement.	Payout date of coupon yield on the 7th coupon shall be the 1281st (one thousand two hundred and eighty first) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the seventh coupon is similar to the payout procedure of the first coupon.			

8 Coupon: Interest rate on the eighth coupon is equal to the first coupon rate.

Commencement date of the eighth coupon period shall be the 1281st (one thousand two hundred and eighty first) day from	End date of the eighth coupon period shall be the commencement date of the ninth coupon period	Payout date of coupon yield on the 8th coupon shall be the 1464th (one thousand four hundred and sixty fourth) day from	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of

the date of starting Bonds placement.	which starts on the 1464th (one thousand four hundred and sixty fourth) day from the date of starting Bonds placement.	the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the eighth coupon is similar to the payout procedure of the first coupon.			

9 Coupon: Interest rate on the ninth coupon is equal to the first coupon rate.

Commencement date of the ninth coupon period shall be the 1464th (one thousand four hundred and sixty fourth) day from the date of starting Bonds placement.	End date of the ninth coupon period shall be the commencement date of the tenth coupon period which starts on the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	Payout date of coupon yield on the 9th coupon shall be the 1647th (one thousand six hundred and forty seventh) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the ninth coupon is similar to the payout procedure of the first coupon.			

10 Coupon: Interest rate on the tenth coupon is equal to the first coupon rate.

Commencement date of the tenth coupon period shall be the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	End date of the tenth coupon period shall be the date of Bond redemption, the 1830th day from the date of starting Bonds placement.	Payout date of coupon yield on the 4th coupon shall be the 1830th day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the tenth coupon is similar to the payout procedure of the first coupon.			

Date of preparing list of bond holders for fulfilling bond obligations (interest (coupon) payment, redemption): ***Issuer fulfills Bond obligations in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.***

Obligation in relation to a Bond holder included in the list of Bond holders is considered to be duly fulfilled in case of Bond alienation after the date of preparing List of Bond holders.

In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.

Issuer pays coupon (interest) yield and redeems Bonds through Paying agent.

Full name: ***ROSBANK Joint-Stock Commercial Bank (open joint-stock company)***

Short name: ***ROSBANK JSCB OJSC***

Location: ***107078, Moscow, Mashy Poryvaevoi st., 11***

Postal address: ***107078, Moscow, Mashy Poryvaevoi st., 11***

License number of credit institution: ***General license for performing banking operations No. 2272***

License issue date: ***January 27, 2003***

Authority issued the said license: ***Central Bank of the RF (Bank of Russia)***

Paying agent's functions:

Paying agent operates on the basis of the contract on Paying agent concluded with Issuer. Under this contract:

1) Paying agent shall be obliged to transfer payments for Bond redemption, Bond coupon yield payments on behalf of and at the expense of the Issuer, as well as provide consultancy services on preparing documents required for Issuer fulfilling obligations on payment of coupon yield sums and Bond nominal value at

Issuer's request.

2) Paying agent shall be obliged to notify the issuer on the performed payments within 1 (one) business day from the date of corresponding payment of coupon yield and/or Bond nominal value.

Issuer can appoint additional paying agents and cancel such appointments. Issuer's official announcement on the said measures is published according to the procedure and terms specified in Item 11 of Decision on paper security issue and Item 2.9. of Prospectus of paper securities.

Type of Bond cover: *Guarantee*

Guarantee sum is determined by the amount of Bond Issuer's monetary obligations to Bond holders on payment of Bond nominal value which amounts to 7,000,000,000 (seven billion) rubles and combined Bond coupon yield.

8.3.3. Information on securities issues under which the issuer failed to perform its obligations (default)

Issues, which paper security obligations have not been fulfilled by Issuer (default), - none.

8.4. Information on entity (entities) which provided a collateral for the bond issue

(1) Obligations on documentary interest inconvertible bearer bonds series 03:
Information about person (persons), who provided security for outstanding bonds:
Full name: *Bassian Invest Limited Liability Company*
Short name: *Bassian Invest LLC*
Location:. *RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10*

(2) Obligations on documentary interest inconvertible bearer bonds series 04:
Information about person (persons), who provided security for outstanding bonds:
Full name: *Telecom-Terminal Limited Liability Company*
Short name: *Telecom-Terminal LLC*
Location*: RF, 153000, Ivanovo Town, Lenina st., 13*

8.5. Terms and conditions of the collateral to ensure performance of obligations under the bond issue.

Obligations on documentary interest inconvertible bearer bonds series 03:

Type of security (method of provided security):

Guarantee

Amount of security (rubles): *2,000,000,000 and sum of interest yield*

Security terms and procedure of bond holders' realization of rights on the provided security:

Bond purchase represents bond purchaser's conclusion of a contract according to which bond issue security is provided. When rights to a bond are transferred to a Bond purchaser, the latter acquires rights under the said contract to the extent and terms existing as of the moment of bond rights transfer. In this case written contract is considered to be observed.

Bassian Invest LLC shall be obliged to fulfill obligations on behalf of Issuer to Bond holders unless and until it is stated that Issuer can not fulfill obligations to Bond holders.

Bassian Invest LLC shall be obliged to fulfill Issuer's obligations to Bond holders, who have right to demand the Company to fulfill its obligations according to the concluded Agreement in presence of all the following conditions:

Issuer did not pay or incompletely paid coupon yield in the form of interest of Bond nominal value to Bond holders within the period set by Decision on issue and Prospectus of Bond issue

Issuer did not pay or incompletely paid Bond nominal value after its redemption within the period set by Decision on issue and Prospectus of Bond issue to Bond holders.

Presence of all the said conditions represents the fact of Issuer's non-fulfillment of its obligations to holders.

In case of the said conditions occurrence Guarantor fulfills Issuer's obligations according to the following procedure:

Bond holder or a person authorized by bond holder shall have right to submit a claim in writing on fulfilling Issuer's obligations (hereinafter referred to as Claim) to Guarantor. The said Claim shall include:

- *full name (surname, name, patronymic)of Bond holder, and full name of nominee holder in case if Bonds have been transferred to nominee holders and nominee holder is authorized to receive sums of monetary funds on Bonds payable to Bond holder*
- *quantity of Bonds belonging to Bond holder*
- *location and actual address, contact telephones of the person authorized to receive sums of monetary funds on Bonds payable to Bond holder*
- *tax position of Bond holder (resident, non-resident performing its activity through a permanent representation in the RF; non-resident receiving income not connected with permanent representation; individuals – tax residents of the RF; individuals actually staying on the territory of the RF for at least 183 days per calendar year; foreign citizen; stateless person)*
- *banking account details of the person authorized to receive sums of monetary funds on Bonds payable to Bond holder*

The following documents shall be attached to the Claim:

- *documents which confirm Bond holder's property right to the quantity of Bonds indicated in the Claim (extract from Bond holder's custody account or other similar document)*
- *document which confirms right of Bold holder's authorized person to sign the Claim on behalf of Bond holder*
- *documents which confirm Issuer's non-fulfillment or undue fulfillment of its Obligations .*

Bond holder or a person authorized by bond holder sign the claim. In this case if Bond holder or authorized person is a resident legal entity, the Claim should be signed by director and chief accountant of corresponding legal entity and sealed by the legal entity. In this case if Bond holder or authorized person is a non-resident legal entity, the Claim should be signed by director of corresponding legal entity and sealed by the legal entity, or signed by authorized representative of this legal entity.

The said Claim should be submitted to Guarantor within 6 (six) months after the date of Issuer's fulfilling obligations (end of the last day of the period if obligations fulfillment is stipulated within a definite time period).

Guarantor shall pay total nominal value of Bond belonging to the Bond holder and/or due interest (coupon yield) to corresponding Bond holder or nominee holders authorized to receive sums of monetary funds on Bonds payable to Bond holder within 1 (one) month from the date of submitting the Claim.

Issuer's net asset worth as of the date of providing security – ***15,049,625 th. rubles***
Issuer's net asset worth as of the last reporting date before provision of security: ***-1,579 th. rubles***
Guarantor's net asset worth as of the end of accounting quarter - ***1,643 th. rubles***

Obligations on documentary interest inconvertible bearer bonds series 04:

Type of security (method of provided security):
Guarantee

Amount of security (rubles): 7,***000,000,000 and sum of interest yield***

Security terms and procedure of bond holders' realization of rights on the provided security:

Provisions of Item 12.2 of Decision on security paper issue and Item 9.1.2, Sub-item 3) of Prospectus of paper securities are Guarantor's offer to conclude a contract of guarantee subject to the said conditions (hereinafter referred to as Offer).

For the purpose of ensuring due fulfillment of obligations on documentary interest inconvertible bonds series 04 with obligatory central storage, nominal value of 1,000 (one th. rubles), quantity of 7,000,000 (seven million) items (hereinafter referred to as Bonds) by Tsentralnaya Telecommunikatsionnaya Companya Open Joint-Stock (hereinafter referred to as Issuer), Guarantor hereby commits to answer to Bond purchasers (hereinafter referred to as Holders) for Issuer's fulfilling Issuer's obligations on payment of total sum of Bond nominal value after Bond redemption which amounts to 7,000,000,000 (seven billion) rubles and payment of combined Bond coupon yield (hereinafter referred to as Obligations) according to the procedure established by Decision on paper security issue and Prospectus of paper securities.

Guarantor and Issuer are jointly liable for Issuer's non-fulfillment of obligations.

Guarantor shall bear responsibility to the amount not exceeding total nominal value of Bond issue which is 7,000,000,000 (seven billion) rubles and combined coupon yield on 7,000,000 (seven million) Bonds to Bond holders. Guarantor is not responsible for compensation of Holders' law expenses for collection of debts from Issuer and other Holders' losses and/or penal sanctions caused by Issuer's non-fulfillment or undue fulfillment of obligations on payment of Bond nominal value and/or Bound coupon yield.

Guarantor is responsible for fulfillment of Issuer's Obligations in presence of all the following conditions:

- Holder or a person duly authorized by Holder has submitted a claim on fulfillment of relevant Obligatio (hereinafter referred to as Claim) to Guarantor

- The Claim includes:

(a) character of non-fulfilled Issuer's Obligations to Holder

(b) amount of non-fulfilled Issuer's Obligations to Holder

(c) full firm name (surname, name, patronymic – for individual) of Holder and person authorized to receive Bond payments (in case of such appointment)

(e) location (place of residence) of Holder and person authorized to receive Bond payments (in case of such appointment)

(f) for individuals – passport series and number, date of issue, issuing authority

(g) country where Holder is a tax resident

(h) quantity of Holder's Bonds subject to payment and

(i) banking details of Holder and person authorized to receive Bond payments

- *The following documents are attached to the Claim:*

(a) a copy of extract on Holder's custody account certified by the depositary who records and attests right to Bonds, with indication of quantity of Bonds belonging to Holder

(b) in case of Claim submitting by Holder's representative, documents which confirm authority of the person submitting the Claim executed according to existing normative legal acts of the RF

The Claim is signed by Holder or person authorized to submit Claim. If the Claim is submitted by a legal entity, it should be sealed by this legal entity.

Claims can be submitted to Guarantor within the period not exceeding two years from the date of Bond redemption set in Prospectus of paper securities.

Guarantor makes relevant payments within 30 (thirty) days from the date of receiving the Claim to the account indicated in the Claim.

Bond purchase means Offer accept that is concluding a contract of guarantee between Bond purchaser and Guarantor on the foregoing conditions. The said contract of guarantee is considered to be concluded from the moment of first Bond holder acquiring rights to Bonds. In this case written contract is considered to be observed. When rights to a Bond are transferred to a Bond purchaser, the latter acquires rights of Bond holder under the said contract to the extent and terms existing as of the moment of Bond rights transfer. Transfer of the rights resulting from the said contract without transfer of rights to Bond is not valid.

The offer is an irrevocable one.

All disputes arising in connection with this Offer and contract of guarantee concluded by accepting the

Offer are solved by Arbitration court of Moscow City or a regular court of respondent's place of residence.

Legal relationship in connection with this Offer and contract of guarantee concluded by accepting the Offer are governed by the RF legislation.

Issuer's Bond obligations which fulfillment is covered by provided security:

The foregoing guarantee covers the following Issuer's Bond obligations:

- payment of total sum of Bond nominal value which amounts to 7,000,000,000 (seven billion) rubles after Bond redemption

- payment of combined Bond coupon yield according to the procedure established in Decision on paper security issue and Prospectus of paper securities.

Other conditions of security of fulfilling Bond obligations: ***none***

Procedure of notification (information disclosure) on change of security conditions of fulfilling Bond obligations happened for reasons not depended by Issuer or holders of bonds with security:

Issuer's official notification on change of security conditions of fulfilling Bond obligations happened for reasons not depended by Issuer or holders of bonds with security is published according to procedure and terms specified in Item 11 of Decision on paper security issue and Item 2.9. Prospectus of paper securities.

Bond with security provides its holder with all rights resulting from this security.

When rights to a bond with security are transferred to a new holder (purchaser), the latter acquires all rights resulting from this security.

Transfer of the rights resulting from provided security without transfer of rights to the bond is not valid.

Issuer's net asset worth as of the date of providing security ***–15 530 531 th. rubles***

Issuer's net asset worth as of the last reporting date before provision of security: ***819 th. rubles***

Guarantor's net asset worth as of the end of accounting quarter ***–337 th. rubles***

8.6. Information on the organizations keeping records of rights on the securities issued by the issuer.

Person who maintains records of the Issuer's registered stocks holders register: **Registrar:**

Name: ***Registrator-Svyaz Closed Joint-Stock Company***

Short name: ***Registrator-Svyaz CJSC***

Location: ***107078, Moscow City, Kalanchevskaya st., 15 A, P.O. Box 45***

Tel.: ***(095) 933-42-21*** Fax: ***(095) 933-42-21***

E-mail: ***regsw@asvt.ru***

License:

Registrar license number for performing activity on keeping register of security holders: ***10-000-1-00258***

Date of issue: ***October 1, 2002***

Duration: ***non stipulated***

Issuing authority: ***Federal Committee on Security Market***

Date from which the said registrar keeps register of inscribed securities of the issuer: ***03.05.2000***

Depositary performs central storage of the following paper securities:

1. Certificate of documentary interest inconvertible bearer bonds series 03 with obligatory central storage. State registration number of the issue - 4-18-00194-A dated August 1, 2003, total quantity of issued bonds – 2,000,000 bonds with nominal value of 1,000 (one thousand) rubles per a bond and total nominal value of 2,000,000,000 rubles.

2. Certificate of documentary interest inconvertible bearer bonds series 04 with obligatory central storage. State registration number of the issue - 4-19-00194-A dated June 29, 2004, total quantity of issued bonds – 5,622,595

bonds with nominal value of 1,000 (one thousand) rubles per a bond and total nominal value of 5,622,595,000 rubles.

Depositary which performs central storage of issuer's paper securities:
Name: ***Natsionalny Depositarny Center Non-commercial Partnership***
Short firm name: ***NDC***
Location: ***Russia, Moscow City, Sredny Kislovsky side-st., 1/13, building 4***
Postal address: ***103009, Moscow City, Sredny Kislovsky side-st., 1/13, building 4***
Tel.: ***(095) 956-27-89,956-27-90*** Fax: ***(095)956-0938***
E-mail: ***none***

License:
License number of professional member of security market for performing depositary activity: ***177-03431-000100***
Date of issue: ***December 4, 2000***
Duration: ***not limited***
Issuing authority: ***FCSM of Russia***

Date of starting activity: ***November 12, 2001***

8.7. Information on legal acts regulating import-export of capital that may affect payment of dividend, interest and other funds to nonresidents.

1. RSFSR Law dated June 6, 1991 *On investment activity in RSFSR* (with amendments dated June 19, 1995 No. 89-FZ, dated February 25, 1999 No. 39-FZ, dated January 10, 2003 No. 15-FZ).
2. Federal Law dated July 9, 1999 No. 160-FZ *On foreign investments in the RF* (Federal Laws edition dated March 21, 2002 No. 31-FZ, dated July 25, 2002 No. 117-FZ, dated December 8, 2003 No. 169-FZ).
3. Federal Law dated April 22, 1996 No. 39-FZ *On security market* (Federal Laws edition dated November 26, 1998 No. 182-FZ, dated July 8, 1999 No. 139-FZ, dated August 7, 2001 No. 121-FZ, dated December 28, 2002 No. 185-FZ, dated June 29, 2004 No. 58-FZ, dated July 28, 2004 No. 89-FZ).
4. RF Law dated October 9, 1992 No. 3615-1 *On currency regulation and currency control* (Federal Laws edition dated December 29, 1998 No. 192-FZ, dated 05.07.1999 No. 128-FZ, dated May 31, 2001 No. 72-FZ, dated August 8, 2001 No. 130-FZ, dated December 30, 2001 No. 196-FZ, dated December 31, 2002 No. 187-FZ, dated February 27, 2003 No. 28-FZ, dated July 7, 2003 No. 116-FZ, dated December 10, 2003 No. 173-FZ).
5. Federal Law dated December 10, 2003 No. 173-FZ *On currency regulation and currency control* (Federal Law edition dated June 29, 2004 No. 58-FZ).
6. Decree of the President of the RF dated June 10, 1994 No. 1184 *On improvement of bank system work of the RF* (Decree edition of the President of the RF dated April 27, 1995 No. 419).
7. Instruction of Central Bank of the RF dated June 7, 2004 No. 116-И *On types of residents' and non-residents' special accounts* (Instruction edition of Central Bank of the RF dated December 16, 2004 No. 1529-У).
8. Instruction of Central Bank of the RF dated June 15, 2004 No. 117-И *On procedure of providing authorized banks with documents and information by residents and non-residents while performing currency operations, procedure of authorized banks recording currency operations and preparing operation ID.*
9. Regulations for procedure of authorized banks re-establishing non-residents' accounts of C type opened in authorized banks in connection with adoption of Instruction of Central Bank of the RF dated June 7, 2004 No. 116-И *On types of residents' and non-residents' special accounts*, adopted by Central Bank of the RF on June 15, 2004 No. 260-П.
10. Instruction of Central Bank of the RF dated December 28, 2000 No. 96-И *On non-residents' special accounts of C type* (Instruction edition of Central Bank of the RF dated February 25, 2003 No. 1253-У, dated August 13, 2003 No. 1319-У).
11. Instruction of Central Bank of Russia dated July 2, 2001 No. 991-У *On list of paper securities, operations with which are performed by non- residents using non-residents' special accounts of C type.*
12. International double taxation agreements of the RF.
13. Other legislative acts of the RF.

8.8. Taxation of income incurred on placed and to be placed issued securities.
Taxation of income received from share holding in organization in the form of dividends.

Taxation of income from placed and placing issuing paper securities of Issuer is governed by the Tax Code of the RF (hereinafter referred to as TC), as well as other normative legal acts of the RF adopted in compliance with the Tax Code of the RF.

TAX RATES

	Legal entities		Individuals	
Type of income	Residents	Non-residents	Residents	Non-residents
Coupon yield	24% (of which: federal budget – 6.5% constituent entity budget – 17.5%	20%	13%	30%
Income from conversion of securities	24% (of which: federal budget – 5% constituent entity budget – 17% local budget– 2%)	20%	13%	30%
Income in the form of dividends	9%	15%	9%	30%

TAXATION PROCEDURE FOR INDIVIDUALS.

Type of income – income tax.

Income form sources in the RF includes:

- dividends and interests received from Russian organizations, as well as interests received from Russian individual enterprisers and (or) foreign organizations in connection with activity of their permanent representations in RF
- income from conversion of shares or other paper securities in RF, as well as partnership shares in organization registered capital.

Tax base.

Taxpayer's income received in form of material benefit is material benefit received from paper security purchase. Tax base is defined as exceeding of taxpayer's actual gross expenditures for paper securities purchase by paper securities market value, defined on the basis of fluctuation limits of paper securities market value. Procedure of defining paper securities market value and fluctuation limits of paper securities market value is established by a federal authority regulating security market.

While defining tax base on income from securities business income received from the following operations shall be taken into account:

- purchase and sale of paper securities marketable on organized security market
- purchase and sale of paper securities non-marketable on organized security market.

Income (loss) from purchase and sale of paper securities is defined as difference between the sum of income received from conversion of securities and documented expenses for paper securities purchase, marketing and storage actually performed by taxpayer, or property withholdings decreasing income from purchase and sale transaction.

The said expenses include:

- sums paid to seller according to contract
- payment for depositary's services

- commitment fees to professional members of security market, discount paid (repaid) to management company of unit investment trust while investor's sale (redemption) of investment share of unit investment trust, defined according to the procedure established by the legislation of the RF on investment funds
- bourse tax (fee)
- payment for registrar's services
- other expenses directly connected with purchase, sale and storage of paper securities, incurred for services provided by professional members of security market within the limits of their professional activity.

Income (loss) from purchase and sale of paper securities marketable on organized security market increases (decreases) by amount of interest paid for usage of monetary funds attracted for performing transaction of paper securities purchase and sale within the limits of sums calculated on the basis of current refinance rate of Central Bank of the RF.

Loss amount on operations with paper securities marketable on organized security market is defined on the basis of fluctuation limits of paper securities market value.

Paper securities marketable on organized security market include paper securities accepted for circulation by sale organizers having license of federal authority which regulates security market,

Market rate of a paper security, including share of unit investment trust marketable on organized security market means a weighted average price of paper security on transactions performed within a selling day through sale organizer. If transactions are performed at the same price through two or more sale organizers, taxpayer have right to choose paper security market rate fixed by one of sale organizers at his/her option. In case if sale organizer does not calculate weighted average price, weighted average price shall be half sum of minimal and maximal price of transactions performed within a selling day through this sale organizer.

Tax base is separately defined for each operation.

Income (loss) from purchase and sale operations of paper securities is calculated as a sum of income from all transactions with paper securities of relevant category performed within a tax period after deduction of sum of losses.

If taxpayer's expenses for purchase, marketing and storage of paper securities can not be directly referred to expenses for purchase, marketing and storage of specific paper securities, the said expenses are divided in proportion to cost estimate of paper securities to which the said expenses are referred. Cost estimate of paper securities is defined as of the date of incurring these expenses.

In case if taxpayer's expenses can not be confirmed by documents, he/she shall have right to realize property tax exemption envisaged by the first paragraph, Sub-item 1, Item 1, Article 220 TC. Property tax exemption or deduction to the amount of actually made and documented expenses is provided to a taxpayer while calculating and paying taxes to budget at income payment source (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) or at the end of tax period while submitting tax return to a taxation body.

If tax calculation and payment are made by income payment source (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) within a tax period, property tax exemption is provided by the income payment source with possibility of further recalculation at the end of tax period while submitting tax return to a taxation body.

If there are several income payment sources, property tax exemption is provided only by the income payment source at taxpayer's option.

Tax base of purchase and sale operations of paper securities (investment share redemption of unit investment trust) is defined as income received from operations with paper securities within a tax period.

Losses on operations with paper securities marketable on organized security market received as a result of the said operations performed within tax period decrease tax base of purchase and sale operations of paper securities of this category.

Income from purchase and sale operations with paper securities non-marketable on organized security market which met the requirements set for paper securities marketable on organized security market as for the purchase date can be decreased to the amount of losses on purchase and sale operations with paper securities marketable on organized security market received within tax period.

Date of actual acquisition of income:

- date of income payment, including income transfer to taxpayer's banking accounts or accounts of third parties

on his/her instruction – acquisition of income in monetary form

- date of paper securities purchase - acquisition of income in form of material benefit.

Tax base of purchase and sale operations of paper securities and operations with financial instruments of futures transactions is defined at the end of tax period. Calculation and payment of tax sum is made by a fiscal agent at the end of tax period or while paying monetary funds to a taxpayer before the end of tax period.

Fiscal agents are Russian organizations from which or as a result of cooperation with which taxpayer received income. Fiscal agents are obliged to calculate, deduct tax from taxpayer's pay and pay tax amount. In case if income payment source is a person performing operations in behalf of taxpayer under agency contract or other similar contract, functions of fiscal agent are performed by the person actually paying income to a taxpayer.

If fiscal agent pays monetary funds to a taxpayer before the end of tax period, the tax is paid from the part of income defined according to the present article which corresponds to actual sum of paid monetary funds. Part of income is calculated as a product of total income sum by proportion of payment sum and cost value of paper securities defined as of the payment date of monetary funds on which the fiscal agent acts as a broker. If monetary funds are paid to a taxpayer more often than once per tax period, tax sum is calculated on an accrual basis with deduction of previously paid tax amounts.

Cost value of paper securities is defined on the basis of actually made and documented expenses for their purchase.

Monetary funds payment means payment of cash monetary funds, transfer of monetary funds to individual's banking account or account of a third party on individual's instruction.

If income payment source can not deduct calculated tax amount from a taxpayer, fiscal agent (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) shall notify taxation body of registration place on failure of the said deduction and taxpayer's outstanding amount in written form within a month from the date of this condition occurrence. In this case tax payment is maid according to Article 228 TC.

TAXATION PROCEDURE FOR LEGAL ENTITIES.

Type of tax – income tax.

Income includes:

- earnings from property rights realization (proceeds)
- non-operating gains in form of interest on paper securities and other debt commitments and/or equity participation in other organizations.

Tax base.

Taxpayer's income from operations on sale or other disposal of paper securities (including redemption) is defined on the basis of price of sale or other disposal of paper securities, s well as sum of accumulated interest (coupon) income paid to taxpayer by purchaser and sum of interest (coupon) income paid taxpayer by issuer. In this case taxpayer's income from sale or other disposal of paper securities does not include sums of interest (coupon) income previously included while taxing.

Taxpayer's income from operations on sale or other disposal of paper securities (including redemption), nominated in foreign currency, is defined according to the exchange rates of the RF Central Bank, effective on the date of ownership transfer or the maturity date.

Expenses for sale (other disposal) of paper securities are defined on the basis of purchase price of a paper security (including expenses for its purchase), expenses for its sale, Discount amount of investment shares estimated value, sum of accumulated interest (coupon) income paid by taxpayer to paper security seller. In this case expenses do not include sums of interest (coupon) income previously included while taxing.

Defining the expenses for sale (other disposal) of paper securities, purchase price of security, nominated in foreign currency (expenses on acquisition inclusive), is determined according to the exchange rates of the RF Central Bank, effective on the moment of the security registration. Routine revaluation of the securities nominated in foreign currency is not conducted.

While saling shares received by the shareholders as a result of reorganization, the purchase price of such securities is declared to be their value defined according to the item 4 - 6 of Article 277 of the RF Tax Code.

Interest under contracts on credit, loan and other similar contracts, other debt commitments (including paper

securities) is taken into account as of the date of income (expenditure) recognition according to Article 328 of the Tax Code of the RF.

Date of recognizing income and expenditure on bond operations is the date of selling the said bonds according to Article 329 of the Tax Code of the RF.

Paper securities are recognized to by securities marketable on organized security market if all the following requirements are met:

1) if they are accepted for circulation at least by one sale organizer who have right to this according to the national legislation

2) if information on their prices (rates) is published by mass media (including electronic one) or can be provided to any interested person by sale organizer or other authorized person within three years from the date of performing operation with paper securities

3) if market rate is calculated on them, if it is provided for by relevant national legislation.

For the purpose of this item, national legislation is meant to be the legislation of the state, on the territory of which the securities are circulating (conclusion of civil deals, which results in securities ownership transfer, including those outside of the formal securities market).

For the purpose of tax assessment market price of paper securities marketable on organized security market shall be the actual price of sale or other disposal of paper securities, if this price is in the interval between minimal and maximal prices (price interval) of transactions with the said paper security registered by sale organizer on security market as of the date of performing relevant transaction. In case of deal conclusion via t trade organizer, the date of deal conclusion shall mean the date of tender holding, on which this deal with security was made. In case of security selling outside the formal security market, the date of the deal conclusion shall mean the date of determination of all the significant terms and conditions for security transfer, i.e. the date of agreement signing.

In case of selling paper securities marketable on organized security market at the price lower than minimal transaction price on security market, minimal transaction price on security market is taken for defining finance result.

Accumulated interest (coupon) income shall mean a part of interest (coupon) income which payment is stipulated by issue conditions of this paper security, calculated in proportion to quantity of days passed from the issue date of paper security or payout date of previous coupon yield to the date of performing transaction (date of paper security transfer).

For the purpose of tax assessment market price of paper securities non-marketable on organized security market shall be the actual price of sale or other disposal of paper securities if at least one of the following requirements is met:

1) if actual price of relevant transaction is in the price interval of similar (identical, uniform) paper security registered by sale organizer on security market as of the date of performing transaction or the date of nearest auction taken place before the day of performing relevant transaction, if sale organizer held auction these paper security at least once within last 12 months

2) if deviation of actual price of relevant transaction is within 20 per cents towards increase or decrease of weighted average price of similar (identical, uniform) paper security calculated by sale organizer on security market according to established rules on auction results as of the date of performing transaction or the date of nearest auction taken place before the day of performing relevant transaction, if sale organizer held auction on these paper security at least once within last 12 months

Income of taxpayer – shareholder selling shares received due to increase of registered capital of a joint-stock company is defined as a difference between sale price and initial paid shares value corrected on the basis of change of shares quantity as a result of increase of registered capital.

Tax base on operations with paper securities is separately defined by a taxpayer, except for the tax base on operations with paper securities defined by professional members of security market. In this case taxpayers (except for professional members of security market performing dealer activity) define tax base on operations with paper securities marketable on organized security market separately from tax base on operations with paper securities non-marketable on organized security market.

While sale of other disposal of paper securities, value of withdrawn issuing paper securities is made according to method of cost of first acquired paper securities (FIFO), value of withdrawn non-issuing paper securities –

on the basis of actual value of each paper security.

Taxpayers, received loss (losses) from operations with paper securities within the previous tax period or previous tax periods, shall have right to decrease tax base of operations with paper securities in the accounting (tax) period (carry over the said losses) according to the procedure and terms established by Article 283 TC.

In this case losses from operations with paper securities non-marketable on organized security market received within the previous tax period (previous tax periods) can be referred to decrease of tax base of operations with these paper securities in the accounting (tax) period. Losses from operations with paper securities marketable on organized security market received within the previous tax period (previous tax periods) can be referred to decrease of tax base of operations on selling paper securities of this category.

Within tax period carrying over losses from operations with paper securities marketable on organized security market and paper securities non-marketable on organized security market sustained in relevant accounting period is performed separately according to the said paper security categories within the limits of income received from operations with such paper securities.

In case if recipient of interest income from debt commitments of any type, including participating bond and convertible bonds, is a foreign organization not performing activity in RF through its permanent representation, fiscal agent calculates and withdraws tax on such income. In this case if income payment source is a person performing operations in behalf of taxpayer under agency contract or other similar contract, functions of a fiscal agent are performed by the person actually paying income to a foreign organization not performing activity through its permanent representation in RF.

In case of fiscal agent's payment of income which is levied by tax at lower rates in the RF according to international contracts (agreements) to a foreign organization, fiscal agent calculates and withdraws tax amount on the income at relevant lower rates, if foreign organization submits confirmation envisaged by Item 1 Article 312 TC RF to fiscal agent. In this case of Russian banks payment of income on operations with foreign banks, confirmation of the fact that the foreign bank is permanently located on the territory of state, which has concluded an international contract (agreement) governing tax questions with RF, is not required, if the location is confirmed by information of public information books.

Tax amount on income from equity participation in organizations activity (dividends) is defined on the basis of the following provisions.

If taxpayer's income source is a foreign company, tax amount in relation to received dividends is defined by taxpayer at its option on the basis of the sum of received dividends and rate of 15 %.

In this case taxpayers receiving dividends from a foreign company, including through permanent representation of foreign company in the RF, have no right to decrease tax amount calculated according to Article 275 TC RF by the tax amount calculated and paid on the territory of source location unless otherwise provided for by an international contract.

If taxpayer's income source is a Russian company, the said organization shall be a fiscal agent and it levies tax on the basis of provisions of Item 2 Article 275 TC RF.

In this case tax amount subject to income retention of taxpayer - recipient of dividends is calculated by fiscal agent on the basis of total tax sum calculated according to the procedure established by Item 2 Article 275 TC RF and each shareholder's part of total dividends sum.

Total tax amount is calculated as product of tax rate of 9% by difference between sum of dividends subject to division among shareholders (participants) in current tax period diminished by sum of dividends subject to payment by fiscal agent according to Item 3 Article 275 TC RF in current tax period and sum of dividends received by the fiscal agent in current accounting (tax) period and previous accounting (tax) period, if these sums have not been previously taken into account while defining taxable income in form of dividends. In case if the received difference is negative, there is liability to pay taxes and compensation from budget is not carried out.

In case if Russian organization – fiscal agent pays dividends to a foreign organization and (or) individual non-resident of the RF, tax base on each payment of taxpayer - recipient of dividends is calculated as a sum of paid dividends. The rate of 15% or 30% is applied to it.

8.9. Declared (accrued) and paid dividends on the issuer shares, income on the issuer bonds.

Category of stock: ***ordinary registered uncertified stock***

Reporting period for which the stated dividends are paid (were paid)	*2000*	*2001*	*2002*	*2003*	*2004*
Amount of stated (accrued) dividends per a share, rubles	*33.05*	*0.026*	*0.096052*	*0.124867*	*0.0630084*
Amount of stated (accrued) dividends for the whole stock, rubles	*14925413.05*	*11741626.2*	*151570712,32*	*197 040 979.216211*	*99 428 th. rubles*
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	*Annual general meeting*	*Annual general meeting*	*Annual general meeting*	*Annual general meeting*	*Annual general meeting*
Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. *Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.*	*June 1, 2001* *Minutes No.7 dated June 1, 2001*	*June 5, 2002* *Minutes No.9 dated June 5, 2002*	*June 24, 2003* *Minutes No.11 dated June 24, 2003*	*June 11, 2004* *Minutes No. 12 dated June 11, 2004*	*June 30, 2005* *Minutes No. 13 dated June 30, 2005*
Period for paying the stated dividends on issuer's stock	*within the financial year when the decision on dividends payment was made*	*within the financial year when the decision on dividends payment was made*	*Before December 31, 2003*	*Before December 31, 2004*	*Before December 31, 2005*
Form and other terms of paying the stated dividends on issuer's stock	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*
Total dividend amount paid on all ordinary stock, rubles	*14635470.08*	*11687712.00*	*150 984 362.28*	*196 228 781.68*	*10 324 623.67*

Sum of paid dividends is indicated with application of retained tax

for 2000-2004 dividends on ordinary stock are not completely paid due to the following reasons: no correct banking details, non-appearance of shareholders, invalid banking details of shareholders.

Preference registered uncertified stock of B type

Accounting period for which the stated dividends are paid (were paid)	*2000*	*2001*
Amount of stated (accrued) dividends per a share, rubles	*70.94*	*0.038*
Amount of stated (accrued) dividends for the whole stock, rubles	*877669.68*	*470136*
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	*Annual general meeting*	*Annual general meeting*
Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. *Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.*	*June 1, 2001* *Minutes No.7 dated June 1, 2001*	*June 5, 2002* *Minutes No.9 dated June 5, 2002*
Period for paying the stated dividends on issuer's stock	*within a month after the date of making decision on dividends payment*	*within a month after the date of making decision on dividends payment*
Form and other terms of paying the stated dividends on issuer's stock	*Monetary form*	*Monetary form*
Total dividend amount paid on all preference stock of B type, rubles	*877669.68*	*470136.00*

Preference registered uncertified stock of A type

Reporting period for which the stated dividends are paid (were paid)	*2000*	*2001*	*2002*	*2003*	*2004*
Amount of stated (accrued) dividends per a share, rubles	*141.89 rubles*	*0.077*	*0.206143*	*0.285662*	*0.0756115*
Amount of stated (accrued) dividends for the whole stock, rubles	*21944423.62*	*11908666*	*108429738.3*	*150 256 161.518164*	*39771 th. rubles*
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	*Annual general meeting*	*Annual general meeting*	*Annual general meeting*	*Annual general meeting*	*Annual general meeting*

Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. *Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.*	*June 1, 2001 Minutes No.7 dated June 1, 2001*	*June 5, 2002 Minutes No.9 dated June 5, 2002*	*June 24, 2003 Minutes No.11 dated June 24, 2003*	*June, 11 2004 Minutes No. 12 dated June 11, 2004*	*June 30, 2005* *Minutes No.13 dated June 30, 2005*
Period for paying the stated dividends on issuer's stock	*within two months after the date of making decision on dividends payment*	*within two months after the date of making decision on dividends payment*	*Before August 23, 2003*	*Before August 10, 2004*	*Before August 29, 2005*
Form and other terms of paying the stated dividends on issuer's stock	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*
Total dividend amount paid on all preference stock of A type, rubles	*21415471.89*	*18817700.54*	*107 268 464.51*	*148 414 746.32*	*36 861 617.23*

The indicated dividends sums are calculated with application of retained tax.

for 2000-2004 dividends on preference stock are not completely paid due to the following reasons: correct banking details, non-appearance of shareholders, invalid banking details of shareholders

Income on issuer's bonds.

1. Kind, series (type), form and other identification characteristics of paper securities:

Kind: ***bonds***
Series: ***01***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
Registration number: ***4-01-00194-A***
Date of state registration of security issue: ***17.10.2001***
Date of state registration of report on results of securities issue: ***December 10, 2001***
Authority which performed state registration of securities issue: ***FCSM of Russia***
Quantity of paper securities of the issue: ***600 000***
Nominal value of a paper security of the issue (rubles): ***1 000***

Output of paper securities in terms of nominal value (rubles): ***600 000 000***
Type of income: ***coupon yield***

Income amount subject to payment on bonds of the issuer, per a bond: ***57.26 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***34 356 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q2 2002***
Total income amount paid for all bonds of the issue in the Q2 2002: ***34 356 000 rubles***
Income amount subject to payment on bonds of the issuer, per a bond: ***53.6 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***32 160 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q2 2002***
Total income amount paid for all bonds of the issue in the Q2 2002: ***32 160 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***102.22 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***61 332 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q4 2002***
Total income amount paid for all bonds of the issue in the Q4 2002: ***61 332 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q2 2003***
Total income amount paid for all bonds of the issue in the Q2 2003: ***53 850 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q4 2003***
Total income amount paid for all bonds of the issue in the Q4 2003: ***53 850 000 rubles***

2. Kind, series (type), form and other identification characteristics of paper securities:

Kind: ***bonds***
Series: ***02***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Authority which performed state registration of securities issue: ***FCSM of Russia***
Date of state registration of report on results of securities issue: ***15.08.2002***
Authority which performed state registration of securities issue and report on results of securities issue: ***FCSM of Russia***

Quantity of paper securities of the issue: ***600 000***
Nominal value of a paper security of the issue (rubles): ***1 000***
Output of paper securities in terms of nominal value (rubles): ***600 000 000***
Type of income: ***coupon yield***
Income amount subject to payment on bonds of the issuer, per a bond: ***49.86 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***29 916 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q4 2002***
Total income amount paid for all bonds of the issue in the Q4 2002: ***29 916 000 rubles***
Income amount subject to payment on bonds of the issuer, per a bond: ***99.73 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***59 838 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q2 2003***
Total income amount paid for all bonds of the issue in the Q2 2003: ***59 838 000 rubles***
Income amount subject to payment on bonds of the issuer, per a bond: ***90.25 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***54 150 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q4 2003***
Total income amount paid for all bonds of the issue in the Q4 2003: ***54 150 000 rubles***
Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***2Q2004***
Total income amount paid for all bonds of the issue in the 2Q2004: ***53,850,000 rubles***
Income amount subject to payment on bonds of the issuer, per a bond: ***80.22 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***48,132,000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q4 2004***
Total income amount paid for all bonds of the issue in the Q4 2004: ***48 132 000 rubles***

3. Kind, series (type), form and other identification characteristics of paper securities:

Kind of paper securities: ***bonds***
Bond series: ***2-И***
Type: ***interest bearing bonds***
Bond form: ***registered uncertified bonds***
State registration number of securities issue: ***4-15-00194-A***
Date of state registration: ***1October 1, 2002***
Date of state registration of report on results of securities issue: ***14.01.2003***
Quantity of bonds of the issue: ***212 701 items***
Nominal value of a bond of the issue: ***50 rubles***
Output of bonds in terms of nominal value: ***10 635 050 rubles***
Type of income paid on bonds of the issue: ***interest***
Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***
Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 661***

rubles

Payout period of bond yield of the issue: ***not established by Decision on paper securities issue***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Period for which bond yield of the issue was paid (is paid): ***2002***

Obligations fulfillment:

Every bond holder shall have right to demand receipt of interest yield of 2 (two) per cent per annum of bond nominal value at the end of every calendar year. Bond holder included in register of this type bond holders as of January 1 of every year within the period of bond maturity shall have right to receive interests. End date of fulfilling obligations on payment of coupon yield is not established by Decision on paper securities issue.

Income paid on registered uncertified bonds of OJSC CenterTelecom series 2 –И – 42 712.00 rubles.

Reason:

- Low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. OJSC CenterTelecom bond loan series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.

Total income amount paid for all bonds of the issue in 2002: ***42 712 rubles***

Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 161 rubles***

Payout period of bond yield of the issue: ***not established by Decision on paper securities issue***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Period for which bond yield of the issue was paid (is paid): ***2003***

Obligations fulfillment:

Every bond holder shall have right to demand receipt of interest yield of 2 (two) per cent per annum of bond nominal value at the end of every calendar year. Bond holder included in register of this type bond holders as of January 1 of every year within the period of bond maturity shall have right to receive interests. End date of fulfilling obligations on payment of coupon yield is not established by Decision on paper securities issue.

Income paid on registered uncertified bonds of OJSC CenterTelecom series 2 –И as of April 28, 2004 – 17 512.00 rubles.

Reason:

- Low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. OJSC CenterTelecom bond loan series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.

Total income amount paid for all bonds of the issue in 2003: ***17 512 rubles***

Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 641 rubles***

Payout period of bond yield of the issue: ***not established by Decision on paper securities issue***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Period for which bond yield of the issue was paid (is paid): ***2004***

Obligations fulfillment:

Every bond holder shall have right to demand receipt of interest yield of 2 (two) per cent per annum of bond nominal value at the end of every calendar year. Bond holder included in register of this type bond holders as of January 1 of every year within the period of bond maturity shall have right to receive interests. End date of fulfilling obligations on payment of coupon yield is not established by Decision on paper securities issue.

Income paid on registered uncertified bonds of OJSC CenterTelecom series 2 –И as of January 31, 2005 – 4 661.00 (four thousand six hundred and sixty one) rubles 00 kopecks.

Reason:

Low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. OJSC CenterTelecom

bond loan series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.

Total income amount paid for all bonds of the issue in 2004: ***4 661.00 (four thousand six hundred and sixty one) rubles 00 kopecks.***

4. Kind, series (type), form and other identification characteristics of paper securities:

Kind: ***bonds***

Series: ***03***

Type: ***interest bearing bonds***

Form of paper securities: ***certified bearer securities***

State registration number: ***4-18-00194-A***

Date of state registration: ***01.08.2003***

Authority which performed state registration of securities issue: ***FCSM of Russia***

Date of state registration of report on results of securities issue: ***14.10.2003***

Authority which performed state registration of securities issue and report on results of securities issue: ***FCSM of Russia***

Quantity of paper securities of the issue: ***2,000,000***

Nominal value of a paper security of the issue (rubles): ***1,000***

Output of paper securities in terms of nominal value (rubles): ***2,000,000,000***

Type of income: ***coupon yield***

Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q1 2004***

Total income amount paid for all bonds of the issue in the Q1 2004: ***123,840,000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q3 2004***

Total income amount paid for all bonds of the issue in the Q3 2004:
123,840,000 rubles

Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q1 2005***

Total income amount paid for all bonds of the issue in the Q1 2005: ***123,840,000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***61.58 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,160,000 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q3 2005***

Total income amount paid for all bonds of the issue in the Q3 2005:

123,160,000 rubles

5. Kind, series (type), form and other identification characteristics of paper securities:

Kind: ***bonds***
Series: ***04***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-19-00194-A***
Date of state registration: ***June 29, 2004***
Authority which performed state registration of securities issue: ***Federal Agency for Finance Markets***
Date of state registration of report on results of securities issue: ***October 12, 2004***
Authority which performed state registration of securities issue and report on results of securities issue: ***Federal Agency for Finance Markets***
Quantity of paper securities of the issue: ***7,000,000***
Quantity of actually placed paper securities of the issue: ***5,622,595***
Nominal value of a paper security of the issue (rubles): ***1,000***
Output of paper securities in terms of nominal value (rubles): ***7,000,000,000***
Type of income: ***coupon yield***
Income amount subject to payment on bonds of the issuer, per a bond (on the 1st coupon): ***69.19 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue (on the 1st coupon): ***389,027,348.05 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***2Q2005***
Total income amount paid for all bonds of the issue: ***389,027,348.05 rubles***

Income amount subject to payment on bonds of the issuer, per a bond (on the 2nd coupon): ***69.19 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue (on the 2nd coupon): ***389,027,348.05 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q3 2005***
Total income amount paid for all bonds of the issue: ***389,027,348.05 rubles***

8.10. Other information

No information.

ANNEX 1

GUIDELINES
Protection of confidential information in OJSC CenterTelecom
(Approved by Order of the general Director of OJSC CenterTelecom #322 of July 6, 2001)

1. General provisions

1.1. These Guidelines for protection of confidential information in OJSC CenterTelecom (hereinafter "the Guidelines) were developed in compliance with the Civil Code of the Russian Federation[1], Federal Telecommunications Act[2], Federal Law On information, informatization and protection of information[3], On Joint-Stock Companies[4], Guidelines on handling sensitive/proprietary information with restricted circulation in federal administrative bodies[5] and other legal acts and regulations of the Russian Federation governing relations in the area of information protection, and in conformance with the Charter of Joint-Stock Central Telecommunication Company (hereinafter 'the Company").

1.2. The Guidelines cover confidential information[6] covered by List of confidential data[7] owned by the Company (commercial secrets) or provided to it by state authority bodies of the Russian Federation, by organizations of various forms of ownership, individuals under the confidentiality terms (personal data, secrets of investigations and court proceedings, professional secrets, classified information, etc.).

1.3. The Guidelines are an instructive document, mandatory for compliance with it for all staff of the Company, and setting forth organizational measures aimed at preventing infliction of damages to economic interests and business standing, and proven records of the Company caused by illegal (poorly judged) actions of legal entities or individuals due to disclosure (transfer, loss) or gratuitous appropriation of confidential information.

1.4. Protection of the confidential data cannot be used to conceal negligence, unfair competition and other negative phenomena in the activities of the Company.

1.5. The commercial secrets[8] of the Company shall mean scientific, technical, commercial, general and other information used in the Company's activities under its charter that has a potential or actual economic value due to the fact, that it is not in a public domain and cannot be easily obtained or derived in a legal manner by any other person who may gain economic benefits from its disclosure or usage, and is a subject-matter of adequate legal, organizational, technological and protection measures.

1.6. The commercial secrets of the Company are the property of the Company, and protection of these secrets is an integral part of the scientific, technical, financial, economic, business and social activities. The Company is entitled to establish, within the scope of its powers, the rules of development, making records, and storage and handling of information media, rules of procedure for providing access to commercial secrets to third parties, and organization of the system for storing trade secrets (hereinafter "the confidentiality arrangements").

1.7. In the event that the commercial secrets of the Company are the result of collaboration between the Company and other organizations on a contractual basis, the secrets shall be the joint property of the relevant parties and can be used only on a mutual agreement between them.

1.8. The data constituting a trade secret are classified as "confidential". Certain items confidential by their nature can bear other restrictive classifying markings established as identified by a decision of the Company management, as well as other specific arrangements for handling such data to be provided in special regulations

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1 Dated November 30, 1994 #51-FZ and January 26, 1996 # 14-FZ
2 Dated February 16, 1995 #15-FZ
3 Dated February 20, 1995 #24-FZ
4 Dated December 26, 1995 #208-FZ
5 Approved by Directive of the Russian Government of November 11, 1994 #1233
6 Henceforth "confidential information" may also be called "the confidential data".
7 Approved by Decree of the President of the Russian Federation of March 6, 1997 #188
8 Henceforth "the commercial secrets" may also be called data constituting commercial secrets

(instructions).
Pieces of confidential data received from external organizations shall retain the restrictive marking (marks) assigned to them.

1.9. Protection of the confidential information in the Company is ensured by a comprehensive set of administrative, legal, organizational, technical and software-based measures[9], and other protective measures, and provides for:

1.9.1. Allocation of tasks and powers of officers and structural units of the Company related to information protection.

1.9.2 Establishment of the rules of access of the Company's employees and other persons to the confidential information.

1.9.3. Identification of the list of data constituting trade secrets of the Company, and arrangements for referring them to this type of secrets.

1.9.4. Establishment of confidentiality arrangements, and responsibility for disclosure of confidential information or loss of media items carrying such information.

1.9.5 Identification of duties of persons authorized to have an access to the confidential information.

1.9.6. Enforcement of a permanent control over compliance with the confidentiality arrangements when handling classified information.

1.10. The powers of allocation of tasks and powers of officers and structural units of the Company to ensure compliance with the confidentiality arrangements shall lie with:

1.10.1. The General Director of the Company: approval (signing) of local regulations and making adequate decisions on the issues of information protection.

1.10.2. The General Director of the Company and his/her deputies: distribution and formalizing of tasks of structural units, certain officers among managers.

1.10.3. Heads of structural units: allocation of duties and assignments for subordinates to review and execute documents containing confidential information.

1.10.4. Performance by all employees of their job duties and meeting requirements of regulations on information protection.

1.10.5. Permanent control by relevant officers over confidential arrangements status, meeting by the Company's employees requirements regarding special features of handling the confidential information.

1.11. In order to implement the Company policies in the area of information a permanent Expert Commission on Information protection (CIP) shall be set up consisting of skilled experts having expertise and practical experience in the area of activities of their units. The Chief of the Security Division shall chair the CIP.

1.12. The CIP shall be charged with the responsibility for following tasks:

1.12.1. Development of measures preventing leaks of confidential information, and ensuring protection of information processed in the local and corporate networks.

1.12.2. Drafting the List of commercial secrets of the Company (hereinafter 'The List of secrets), as set forth in Section 2 of these Guidelines, and its revision (introduction of changes and additions).

1.12.3. Identification of possible damages incurred as the result of divulging confidential data.

1.12.4. Identification of the protected information resources processed in the local network of the Company and not classified as confidential data.[10]

1.12.5. Lifting restrictions on the access to information and considering a possibility of a public domain publication of this information.

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[9] Using technical means of information protection is regulated by other Guidelines

[10] Development of the list of protected information resources is regulated by special instructions.

1.12.6. Other issues related to usage of information resources of the Company.

1.13. Heads of structural units of the Company shall be responsible for enforcement of the confidentiality arrangements, and shall ensure:

1.13.1. Organization of measures for enforcement of confidentiality arrangements in their units, analysis of the status of the enforcement, taking measures in case of breach of confidentiality.

1.13.2. Determination of the rights and powers of the staff to access protected information in the existing and developed database.

1.13.3. Management of drafting (amending) relevant sections of the List of secrets in line with activities of the structural unit in question.

1.13.4. Performance of works to implement means of information protection.

1.14. Security Division of the Company (hereinafter "the SD") shall be the main coordinating body in the issues of enforcement of the confidentiality arrangements which is empowered:

1.14.1. To direct measures for legal and organizational regulation of the confidentiality arrangements, determination of the rules of procedure for handling confidential information, drafting operating instructions, and regulating these issues.

1.14.2. To coordinate functioning of the Company's structural units in the area of information protection with the Department of Telecommunications security of the Ministry of Communications, to arrange contacts with law enforcement authorities, security services and bodies for information protection of organizations and the state and government authorities.

1.14.3. To develop and implement measures for protection of the Company's information in the process of handling and transmitting it by technical means.

1.14.4. To examine in collaboration with the Personnel Relations Division track records of candidates nominated for positions involving access to confidential information, to instruct them on information protection issues.

1.14.5. To develop a system of access of the Company staff, other persons to confidential information, compiling lists of such persons and upon agreement with the Company management to allocate and keep records of premises where it is allowed to store storage devices with confidential information and work with them.

1.14.6. To develop and implement measures for preventing disclosure of confidential information during exchange of information with organizations and natural persons, and during preparation of information for public disclosure.

1.14.7. To organize and maintain classified accounting records, keep records, store, copy and destruct items of confidential information, except information whose records and storage in structural units are regulated by relevant legal acts of the Russian Federation.

1.14.8. To train and educate the Company's staff on the arrangements and rules of handling confidential information.

1.14.9. To exercise control over enforcement of requirements ensuring protection of confidential information, carrying out enquiries into the incidents of breaches of confidentiality arrangements, and violations of security requirements in the activities of the Company, its staff, partners and customers.

1.15. In order to perform its functions the Security Division is entitled:

1.15.1. To submit for a review by the Board of Directors of the Company issues related to protection of information.

1.15.2. To assess (independently of by engaging external experts and organizations, including on a contractual basis) sufficiency of measures implemented by the Company and means of ensuring security of information resources.

1.15.3. To receive from structural units of the Company documents and materials necessary for fulfillment of duties of information protection referred to the authority of the SD.

1.15.4. To engage upon agreement with heads of the Company structural units experts for drafting local guidelines.

1.15.5. To carry out inspections of the status of the confidentiality arrangements in the Company structural units.

1.15.6. To demand from the Company staff strict compliance with local guidelines ensuring protection of confidential information. If necessary, to submit proposals to the Company management regarding deprivation of access to the confidential information of staff breaching established requirements for handling confidential information, and prevention of information processing by means failing to ensure security of the confidential information.

2. Classifying information.

2.1. Categories of information to be governed by these Guidelines, and time limits of effective restriction on access to this information shall be identified in the List of information constituting trade secrets of JSC CenterTelecom, developed on the basis of proposals of separate structural units, approved by a decision of the Board of Directors and enacted by an order of the Company. Changes and additions to the List are introduced as required.[11]

2.2. The following information may be classified as trade (commercial) secrets of the Company: content of contracts/agreements and plans, trade and financial secrets, forecasting estimates of markets for goods and services, results of market research, organizational, service and pricing strategies, organization of the management system, know-how for production technologies and information about other activities provided for in the Company charter, unauthorized access to which, disclosure, transfer or loss of which may damage the Company interests.

Other information may be classified as trade secrets pursuant to a decision of the Board of Directors.

2.3. No information can be classified as a commercial secret if imposition of restrictions on access to it is expressly prohibited by applicable law, or the information is protected by a patent or copyright.

2.4. In the event of reorganization of the Company (by a merger, union, division, separation or transformation) the legal successor shall have the right to impose, change or lifting of the confidentiality arrangements.

2.5. In the event of the Company wind up the liquidation commission shall decide on the arrangements regulating usage of the confidential information.

3. Transfers of confidential information

3.1. Transfers of the confidential information of the Company shall be effected:

3.1.1. To state authorities of the Russian Federation and local authorities within their powers, in the volume and according to the procedure set forth in the effective applicable legislation of the Russian Federation in accordance with detailed motivated requests in writing.

3.1.2. To organizations on the basis of duly executed non-disclosure agreements (arrangements), civil legal or other agreements laying out duties and responsibilities of users, including reimbursement of material costs for provision of information and compensations for breaches of contractual obligations.

3.2. The right of making decisions on transfer of trade secrets of the Company lies with the General Director of the Company and his/her deputies in various lines of business.

3.3. The necessity (a possibility) of transfer of data constituting the Company's trade secrets for the purpose of publishing (disclosure)[12], the volume, form and timing of the publication shall be determined by the General Director giving consideration to the opinion of the CIP.

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[11] Development and introduction of changes and additions to the List are regulated by special instructions.

[12] By publication in a public domain (disclosure) of information is meant its publication in the public domain, public information networks, on radio or TV, at international, and public national workshops, conferences, meetings, during public speeches and presentations of theses, export of information materials or transfer of them in any form to foreign companies, organizations or persons, without concluding a non-disclosure agreement with them.

4. Access to the confidential information.

4.1. Applicants filling positions in the Company connected with access to the confidential information shall be warned about liability for disclosure of confidential information. The Head (staff member) of the SD shall brief a nominee to be employed by the Company on compliance with confidentiality arrangements within the scope of these Guidelines.

4.2. The Company staff can have access to the confidential information only within the framework of their job duties and functions.

4.3. Access to the confidential information shall be provided to the Company's staff on the basis of:

4.3.1. A resolution of the head of a structural unit on the document in question that shall contain a list of staff members to be familiarized with the document or execute it, consideration, other directions, the head's signature and the date.

4.3.2. Executive directions (orders) containing the list of staff members, specific documents (data) to which persons can have an access.

4.3.3. Lists of staff members having access to the confidential information executed according to the established form.

4.4. The lists shall be agreed with the SD and approved by the deputy General Director responsible for activities of the structural unit in question. The lists are kept by structural units, and copies are kept in the SD.

4.5. In the event that newly appointed staff members are provided an access to the confidential information, the said lists are amended as required in accordance with the established procedure. In the event that for whatever reason an access of a staff member to the confidential information is stopped, the head of the relevant structural unit shall file a notice in writing with the SD, and make amendments in the lists as required.

4.6. Representatives of organizations and private persons may be allowed to access the confidential information for work and review subject to a permit in writing of the General Director of the Company or his/her deputies responsible for activities in the area to which the confidential information is referred to.

5. Markings on the confidential information and storage devices

5.1. General requirements regarding the composition and form of the markings of documents are identified in GOST R 6.30-97 Unified documenting systems. The unified system of organizational and directive documents. Document execution requirements.

5.2. The documents/storage devices containing confidential information including commercial secrets of the Company shall be clearly marked with the following identifications:

the restrictive marking "Confidential";

the full or abbreviated name of the Company as the owner of the information;

the registration number assigned when making an entry in the records of the information in the SD;

number of the item in the List of secrets (except as provided in par. 5.5. hereof) and the date (condition) of the declassifying of the access to the information;

other identifying features existing for specific groups of confidential data listed in Par. 1.8 hereof.

5.3. If a storage device of the confidential information does not allow for making such markings directly, the identifications shall be specified in the accompanying documents.

5.4. The necessity to mark information as "Confidential" shall be determined:
when processing a document – by the responsible person and the person signing the document;
when working with a publication – by the author (compiler) and the officer approving the material for printing; in working with databases (information arrays) – by the author (compiler) responsible for development (maintenance) of the database, and the head of the structural unit.[13]

[13] Processing information of restricted usage in automated networks is defined in separate instructions.

5.5. If newly gained (received) data are not specified in the List of secrets, but in the opinion of the responsible person can be used to the detriment of the Company, the person in question jointly with the head of the structural unit shall file with the SD detailed proposals necessitating protection of the data in question and making relevant amendments in the List of secrets. Before the definitive decision is taken the information should be kept pursuant to these Guidelines.

5.6. Documents, files and publications containing confidential information shall be marked with restrictive marking "Confidential" specifying (in brackets) the item number of the List of secrets based on which the information was classified as a trade secret, and effective term of restrictions on the access to the information. Additionally, documents and publications shall bear their copy numbers below the previously mentioned markings. The marks shall be set in the top right corner of the first page of the document, on the cover and title pages of the publications and on the first page of the accompanying cover letter of the materials.
In the left bottom corner of the front page of each copy the following marks shall be made: number of printed copies, the name of the person in charge and the telephone number, and if necessary – the date of printing and the name of person who typed (printed) the document.

5.7. The effective term of confidentiality arrangements shall be identified on a case-by-case basis by persons named in Par. 5.4 hereof by way of a specific date or special note (for instance, "until 200_"; "for the period of ...", etc.).

6. Specifics of development, handling and destruction of storage devices with the confidential information.

6.1. After completion of development of a document containing confidential information ("the document") it should be immediately registered with the SD. All draft working materials derived during the development of the document shall also be handed over to the SD.
When documents are developed in the electronic form all magnetic storage devices shall also be registered with the SD prior to development.
Keeping and handling of magnetic storage devices are subject to special instructions.

6.2. Copying of the documents shall be made only upon an agreement in writing of the head of the structural unit in question. The copied documents are entered into the records by each separate copy.

6.3. The documents after being registered with the SD are given to responsible persons after signing of the relevant accounting forms (logbooks, cards, registers).

6.4. During out of office hours' the storage of the documents is allowed to persons whose job title/job descriptions provide for gathering, processing and analysis of the confidential information in their line of business. Such persons shall be identified in special lists.

6.5. Transfer of the documents to the staff members of the same structural units will be without a signed receipt; in all other cases the transfer shall be confirmed by a signed receipt.

6.6. In the event that a staff member accumulated for a permanent storage a significant (over 10) number of the documents, they shall be recorded as required in a special accounting form.

6.7. The documents shall be kept in office rooms[14] in metallic or wooden locked strong boxes (the boxes). If a staff member leaves the room, the documents shall be locked in the box. If there is only one person in the room, it is allowed not to put the documents in the box, but the door to the room should be locked.

6.8. Removal of the documents beyond the Company's premises shall be only with a permit of the head of a structural unit, provided that measures to protect them are duly taken.

6.9. Dispatch of the documents to organizations shall be by means of guard mail, a special postal service, by registered or valuable mail, or by specially appointed messengers from the Company staff.

6.10. Transmission of the confidential information on unsecured technical channels shall be allowed only using cryptography methods.

---

[14] Regulations related to office rooms for documents storage and activities involving work with confidential information are determined in the special guidline.

6.11. The finished documents, as well as documented not required for practical work in future shall be returned to the SD.

6.12. Files and documents containing confidential information which lost their practical significance and have no historical value shall be destroyed executing a special statement.
The facts of destruction shall be noted in the records making reference to the relevant statement.

Destruction of the documents outside of the SD is expressly prohibited.

7. Lifting of the restrictions on the access to confidential information

7.1. Lifting of the restriction on the access to the confidential information shall be made by a decision of the General Director upon a proposal from the CIP in the following cases:

7.1.1. Upon expiry of the effective term of the restrictions or in the case of a specially defined occurrence.

7.1.2. Due to circumstances which caused the necessity of imposing restrictions on the access to the confidential information.

7.1.3. Upon agreement of the parties involved which imposed restrictions on the access to the information.

7.1.4. Due to the introduction of amendments as required in the effective List of secrets resulting in changing effective terms (conditions) of the confidentiality arrangements for this information.

7.2. The CIP proposals are made on the basis of applications in writing of the structural units where the information is located, or their legal successors.

7.3. The applications filed with the SD shall have an arbitrary form and contain the following information: from what storage devices the confidentiality arrangements are lifted (types, identifications); on what basis the restrictions were imposed, based on what (by whom) the decision to lift the restrictions was taken, other necessary details.

7.4. A disclosure (publishing in mass media) of confidential information shall not be grounds for automatic lifting of restrictions on access to it.

7.5. A decision to lift restrictions on access to the confidential information derived as a result of agreements and contracts with state authorities of the Russian Federation, third parties and organizations can be taken only upon agreement with the person (body) on whose initiative the restrictions were imposed.

7.6. Organizations to which confidential information was transferred or with which the Company entered into non-disclosure agreements, employment, civil-legal and other contracts shall be notified of the lifting of restrictions on access to the relevant data.

8. Duties of staff members having access to the confidential information

8.1. Staff members of the Company who were allowed to access the confidential information, shall:

8.1.1. Be aware of and comply with requirements of these Guidelines, other regulations and directives of the Company governing information protection.

8.1.2. Know the List of the information constituting trade secrets of the Company.

8.1.3. Keep secret of the confidential information known to them; notify the head of the relevant structural unit and the SD about incidents of the disclosure or breach of rules of handling storage devices containing such information, about attempts to gain an unauthorized access to the confidential information.

8.1.4. Strictly comply with the rules of using the storage devices, arrangements of their recording and keeping, ensure protection in the normal course of work and security of the information from alien parties.

8.1.5. Review only the data, access to which is authorized due to performance of expressly defined job duties.

8.1.6. Provide explanations in writing of the breaches of the established rules of handling, recording and storing means of storage of the confidential information, and about incidents of disclosure of such information.

8.2. Staff members having access to the confidential information are prohibited:

8.2.1. from transmission of the confidential information on unsecured technical channels;

8.2.2. from using the confidential information in the open correspondence, reports and oral presentations, for personal purposes;

8.2.3. from copying documents and other storage devices or making notes from them, as well as from using various technical devices (video and sound recording devices) for recording confidential information without a permit of the head of the unit;

8.2.4. from performing works involving handling of the confidential information outside of the rooms specially assigned for these purposes;

8.2.5. From carrying documents and other storage devices outside of the premises of the Company without an express permit of the management.

8.3. The obligation of a staff member to comply with provisions and requirements of these Guidelines, and his/her responsibility for disclosure of the confidential information are reflected in the employment agreement (contract) concluded between the employee and the Company, and in the regulations on the structural unit and job description.

9. Responsibility for disclosure of the confidential information, loss of storage devices containing such information and breach of the rules of handling the confidential information

9.1. Disclosure of confidential information is such actions that resulted in the fact that third persons became in the know of this information in breach of applicable law or in violation of a contract (including the employment contract).

9.2. Disclosure of confidential information shall be treated as an emergency incident and entail consequences according to the effective legislation and provisions of the contract between the Company management and the employee.

9.3. The responsibility for disclosure of the confidential information lies with each Company's employee in person, who has access to such information and who made possible to happen such leak (disclosure).

9.4. A special commission shall be established following the disclosure of the confidential information, to conduct an internal inquiry into the incident. A representative of the SD shall be included in the commission.

9.5. The commission conducting the internal inquiry shall establish: the circumstances under which the disclosure took place; the person responsible for the disclosure; causes and conditions facilitating the disclosure of the confidential information.

9.6. The internal inquiry shall be carried out within the shortest time possible, but not longer than within a month from the establishment of the fact of the disclosure. Alongside with the commission deliberations, measures shall be taken to limit the negative consequences of the disclosure of the confidential information.

9.7. If breaches of the confidentiality arrangements are revealed, the person responsible for the disclosure may be subjected to disciplinary actions.

9.8. The Company management shall make a decision on imposing measures of material responsibility on the disclosing persons according to applicable labor legislation of the Russian Federation.

9.9. If the actions of the disclosing person bear indications of an administrative offence or a criminal deed, the Company management is entitled to apply to law enforcement authority for the purpose of taking him/her to account according to effective regulations.

9.10. In the event that the disclosing confidential information person inflicted damages (economic, moral, etc.), and refuses to voluntarily indemnify for the inflicted damages, the Company management shall be entitled to go to court to protect the Company interests.

Open Joint-Stock Company "Central Telecommunication Company"
INN 5000000970

Annex №2

BALANCE SHEET

			CODES
		Form #01 by OCUD	0710001
as on	30 сентября 2005 года	Date (year, month, day)	30.09.2005
Organization	OJSC CenterTelecom (MRC)	by OCPO	01140111
Taxpayer Identification Number	5000000970	INN	5000000970
Type of business	telecommunication services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	48/31
Measurement unit:	RUR in thousands	by OCEI	384

Address: 6 Degtiarny Per., Building 2, Moscow, 125993, Russia

Date of approval	
Date of sending (receipt)	

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	114	485
Fixed assets		120	120	29 218 754	28 380 7[illegible]
Capital investments		130	130	3 156 665	4 257 651
Income bearing investments in tangible items		135	135	1 439	1 439
Long-term financial investments		140	**140**	1 485 805	1 522 607
including: investments in daughter companies			141	1 464 753	1 473 706
investments in affiliates/associates			142	4 124	4 124
investments in other organizations			143	10 056	24 481
other long-term financial investments			144	6 872	20 296
Deferred tax assets		145	145	171 703	200 382
Other non-current assets		150	150	3 054 998	3 393 162
Total for section I		190	**190**	37 089 478	37 756 455

Open Joint-Stock Company "Central Telecommunication Company"
INN 5000000970

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS					
Inventories		210	**210**	1 086 032	1 066 239
including: raw material, auxiliaries and other similar items		211	211	640 430	616 906
expenses of production in progress (circulation expenses)		213	213	672	1 465
finished products and goods intended for resale		214	214	26 198	21 344
shipped products		215	215	288	84
deferred expenses		216	216	418 444	426 440
other inventories and expenses		217	217		
VAT on purchased items		220	220	2 077 515	1 592 615
Accounts receivable (payments expected later than 12 months after the reporting date)		230	**230**	50 123	29 023
including: buyers and customer accounts		231	231		
advance payments made			232	25 400	10 567
other debtors			233	24 723	18 456
Accounts receivable (payments expected within 12 months from the reporting date)		240	**240**	2 843 545	2 874 246
including: buyers and customer accounts		241	241	1 769 705	1 768 387
advance payments made			242	211 190	265 130
other debtors			243	862 650	840 729
Short-term financial investments		250	250	2 678	1 197
Cash and equivalents		260	260	1 369 112	1 065 986
Other current assets		270	270	1 283	1 538
Total on section II		290	**290**	7 430 288	6 630 844
Grand total (sum of lines 190+290)		300	**300**	44 519 766	44 387 299

LIABILITIES	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter (legal) capital		410	410	631 200	6 311 999
Additional capital		420	420	6 327 621	646 822

Open Joint-Stock Company "Central Telecommunication Company"
INN 5000000970

Reserves		430	430	31 560	31 560
Shares bought-out from shareholders		411	440		
Undistributed profit (not covered loss) of previous years		470	460	8 123 566	7 981 800
Undistributed profit (not covered loss) of the reporting year		470	470	X	548 051
Total on section III		490	**490**	15 113 947	15 520 232
IV. LONG-TERM LIABILITIES Loans and credits		510	**510**	12 237 350	11 330 511
including: credit facilities			511	3 728 372	5 585 580
loans			512	8 508 978	5 744 931
Deferred tax liabilities		515	515	581 637	708 921
Other long-term liabilities		520	520	3 351 612	2 444 019
Total on section IV		590	**590**	16 170 599	14 483 451
V. SHORT-TERM LIABILITIES Loans and credits		610	**610**	6 590 118	8 532 961
including: credit facilities			611	4 160 134	4 007 209
loans			612	2 429 984	4 525 752
Accounts payable		620	**620**	6 155 711	5 248 264
including: suppliers and contractors		621	621	4 169 401	2 933 534
advance payments received		625	622	396 358	377 701
debt to employees		622	623	13 844	233 817
debt to government out-of-budget funds		623	624	14 821	106 070
debt in respect of tax and duties		624	625	745 113	577 224
other creditors		625	626	816 174	1 019 918
Debt to participants (founders) for income payments		630	630	20 566	107 162
Deferred revenue		640	640	460 921	495 028
Deferred expense provisions		650	650	7 904	201
Other short-term liabilities		660	660		
Total on section V		690	**690**	13 235 220	14 383 616
GRAND TOTAL (sum of lines 490+590+690)		700	**700**	44 519 766	44 387 299

Summary of items accounted for using off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4

Open Joint-Stock Company "Central Telecommunication Company"
INN 5000000970

Rented fixed items		910	901	1 256 626	1 222 735
including those under leasing terms		911	911	725 203	636 107
Goods and tangible items accepted for safe storage		920	902	7 852	382 850
Goods accepted for commission		930	903	6 027	7 100
Debt of insolvent debtors written off as a loss		940	904	304 099	374 498
Security received in respect of payments and obligations		950	905	8 631 267	7 751 657
Security provided to other parties in respect of payments and obligations		960	906	13 593 075	14 910 938
Housing facilities depreciation		970	907	27 880	26 858
Depreciation of external improvement items and other similar facilities		980	908	1 462	1 615
Means of payment in respect of telecommunication services			909	120 720	115 117

Summary of net assets value

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	15 574 868	16 015 260

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant_____R. Konstantinova
(signature) (name)

October 27, 2005

Open Joint-Stock Company "Central Telecommunication Company"
INN 5000000970

PROFIT AND LOSS ACCOUNT (INCOME STATEMENT)

			CODES
		Form #02 by OCUD	**0710002**
for	**9 months of 2005**	Date (year, month, day)	30.09.2005
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN	5000000970
Type of business	**telecommunications services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
I. Operating revenues and expenses on ordinary activities Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	20 006 572	17 987 158
including from sales of telecommunication services			011	19 719 564	17 726 796
Costs of sold goods, products, works, services		020	020	(15 499 568)	(14 417 030)
including: telecom services			021	(15 371 038)	(14 270 339)
Profit (loss) from sales (line 010 less line 020)		050	**050**	4 507 004	3 570 128
II. OPERATING REVENUE AND EXPENSES Interest to receive		060	060	1 385	47 502
Interest payable		070	070	(1 744 407)	(1 231 425)
Income from participation in other organizations		080	080	6 163	616
Other operating revenue		090	090	36 193	345 844
Other operating expenses		100	100	(929 777)	(1 427 919)
III. NON-SALES REVENUE AND EXPENSES Non-sales revenue		120	120	233 099	282 814
Non-sales expenses		130	130	(1 068 600)	(1 253 078)
Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)		140	**140**	1 041 060	334 482
Profit tax expenses (lines -151+152-153), including:			**150**	(494 248)	(325 784)
deferred tax liabilities		142	151	(127 503)	(154 433)
deferred tax assets		141	152	28 680	2 458
Current profit tax		150	153	(395 425)	(173 809)
Operating profit (loss) (line 140- less line 150)			**160**	546 812	8 698
IV. EXTRAORDINARY INCOME AND EXPENSES Extraordinary income			170	2 423	518
Extraordinary expenses			180	(1 184)	(254)

Earnings (undistributed profit (loss) in the reporting period) (lines 160+170-less line 180)		190	**190**	548 051	8 962
FOR REFERENCE Conditional profit tax expense/income			201	(250 152)	(80 339)
Permanent tax liabilities		200	202	(244 096)	(245 445)
Permanent tax assets		200	203		

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
Basic profit (loss) per share			301	X	X
Diluted profit (loss) per share			302	X	X

*** Fulfilled in annual accounting report**

Explanation of some profit and loss items

Item description	Item code	Line code	Over the reporting period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	14 159	(21 323)	14 023	(25 578)
Profit (loss) of previous years		402	30 148	(47 410)	28 446	(69 104)
Indemnity of damages caused by non-performance or undue performance of obligations		403	3 963	(985)	4 492	(1 735)
Foreign currency translation adjustments		404	89 666	(24 652)	162 870	(125 635)
Allocations to assessed reserves		405	96 117	(307 183)	47 233	(604 201)
Written-off accounts receivable and payable		406	3 210	(9 761)	1 260	(3 052)

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant_____R. Konstantinova
(signature) (name)

Date: October 27, 2005

Annex №3

REGULATION
THE ACCOUNTING POLICY OF THE OPEN JOINT STOCK CENTRAL TELECOMMUNICATIONS COMPANY FOR THE YEAR 2005

Moscow
2004

THE COMMON ACCOUNTING POLICY OF SVYAZINVEST GROUP ORGANIZATIONS FOR THE YEAR 2005

TABLE OF CONTENTS

INTRODUCTION

This Regulation on the Accounting Policy of the Organization is developed in accordance with the requirements of the laws of the RF.

For the purposes of this Regulation, the Accounting Policy of the Organization shall be understood to mean the aggregate of bookkeeping methods selected by the Organization, justified and disclosed for various users, i.e. the methods of primary observation, value measurement, current grouping and final generalization of business transactions, with the purpose of generating as prompt, complete, valid and reliable financial and managerial information as possible.

In cases where the RF system for regulatory control over accounting does not stipulate the bookkeeping method for a specific issue, the Organization, in forming the Accounting Policy, developed a corresponding accounting method based on the applicable Bookkeeping Regulations.

The accounting policy of the Organization, being the basis of the bookkeeping system, aims to ensure:

- the fulfillment of fundamental accounting principles, such as the completeness, timeliness, prudence, the priority of substance over form, consistency, rationality
- the observance of general requirements to accounting statements: completeness, materiality, neutrality, comparability, compatibility
- the reliability of the statements prepared in the Organization, i.e. accounting, tax, managerial, statistical ones
- the commonality of methods in organizing and effecting bookkeeping in the Organization in general and in its subdivisions[15]
- the prompt and flexible response of the bookkeeping system to changes in the environment of financial and economic operations, including the changes caused by modifications in legislative and regulatory acts.

This Regulation, alongside general mandatory requirements and rules, pays due regard to the specifics of the telecommunications Organization:

- the existence of internal industry-specific documents regulating the accounting process
- the existence of a substantial number of subdivisions, in a number of cases situated far from the location of the Management of the Organization.

The Regulation discloses consistently the bookkeeping methods accepted in forming the accounting policy. These methods materially impact on the evaluation and decision-making by interested users of accounting statements. Knowing how to apply these methods is required to reliably assess the financial position, cash flow or financial results of the Organization's operations.

The bookkeeping methods selected by the Organization in forming this Accounting Policy shall be approved by an Order of the Director General of the Organization and shall be applied as of January 1, 2005.

All the persons related to settling the issues regulated by the Accounting Policy shall be governed by this Regulation in their activity, i. e.:

- the management of the Organization
- the heads of regional branches and structural subdivisions responsible for arrangement and maintaining of the status of accounting in the subdivisions entrusted to them
- the employees of departments and sections who are responsible for the timely development, revision, communication of regulatory and reference information to executing subdivisions
- the employees of all departments and subdivisions who are responsible for the timely submission of source documents to the bookkeeping department
- the employees of the bookkeeping department who are responsible for the timely and quality performance of all types of accounting works and the drawing up of reliable statements of all

[15] For the purposes of this document, the subdivisions of the Organization, unless specified otherwise, shall be understood to mean its regional branches and structural subdivisions.

types

- other employees.

The Accounting Policy is formed for the year 2005 and shall not be modified except for the following cases:

- modifications in the laws of the RF or regulatory acts concerning bookkeeping
- the organization's development of new bookkeeping methods
- a material change in the operational environment as a result of re-organization, change of ownership, change in activities and so on.

Modifications to be made in the text of the Regulation on the Accounting Policy of the Organization shall be considered by the Board of Directors and approved by the Director General of the Organization.

A change in the accounting policy shall be introduced as of January 1 of the year (the beginning of the financial year) following the year it was approved in.

The Chief Accountant of the organization shall be responsible for the observance of the methodology.

In the book-keeping process, the Organization shall also apply the instructions on lines of accounting, the list of which is given in Supplement No. 2.

1. THE ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

1.1. General Information on the Telecommunication Organization

The types of the Organization's operations shall be defined by its Articles of Association.

The telecommunications organization has three management levels:

- the Management of the Organization
- regional branches

structural subdivisions.

1.2. The Arrangement of Accounting Departments

The concept of an **accounting department** covers a set of structural units and employees performing the operations of the collection of primary information, its processing and analysis as well as the drawing up, on its basis, reports for various user groups.

A **specialized accounting department** shall be understood to mean the Organization's structural unit performing the functions of the collection, processing and grouping of information as consolidated registers of analytical and synthetic accounting and of making entries to bookkeeping accounts. Depending on the level of the organizational structure, the following shall be included into the specialized accounting department: the bookkeeping department, the tax one, the group for consolidated statements, etc.

Functional departments (for instance, the line and cable department, the transport, the customer relationship department and so on) shall perform the functions of the collection and processing of primary information for its subsequent registration in the accounting system.

At each management level, the accounting department ensures the collection and processing of information in order to provide data to users for them to work out, justify and make decisions at their management level, as well as for provision of senior management bodies with information necessary to work out, justify and make decisions at a higher management level.

The principles of the separation of the powers and responsibilities of accounting departments at each of the three management levels (vertically) and within each management level (horizontally) shall be governed by the Regulation on the Principles of Arranging Accounting. The same Regulation shall define the structure, functions and objectives of specialized accounting departments and functional accounting ones. Duties distribution and relationships between specialized accounting departments and functional accounting ones shall be governed by the Regulation on the Principles of Arranging Accounting and the Regulation on the Document Workflow System.

The Organization's bookkeeping department, being a constituent part of the specialized accounting department and headed by the Chief Accountant, shall be charged with bookkeeping and control. The Organization's bookkeeping department shall include the subdivisions' bookkeeping departments headed immediately by the chief (senior) accountants of these subdivisions. The bookkeeping department of the Management Office of the Organization shall perform the functions of the central bookkeeping department.

1.3. The Procedure for Arranging the Document Workflow and the Technology for Accounting Documentation Processing

In the Organization, the rules and procedure for organizing the Document Workflow, the time-schedule of the Document Workflow, the technology for source documents processing, including:

- the procedure for creating source documents
- the procedure for the verification of source documents
- the procedure and time-limits for their transfer, for them to be reflected for bookkeeping purposes
- the procedure for transferring the documents to the archive,

shall be governed by the Regulation on the Document Workflow System.

The Organization shall apply the unified forms of source documents approved by the State Committee for Statistics of the RF.

In documenting the financial and economic operations with whose regard no unified forms are provided for, independently-developed forms of source documents (including those included into the Regulation on the Document Workflow System), these forms containing the mandatory details

stipulated by Federal Law dated 21 November 1996 No. 129-FZ On Accounting, shall be applied.

The right to sign source documents shall be stipulated by internal organizational and managerial documents.

1.4. The Procedure for Arranging and Taking an Inventory of Property and Liabilities

All the property of the Organization shall be subject to inventory-taking regardless of its location, as well as all types of liabilities.

Inventory shall be taken in the Organization within the following time-limits:

- with regard to fixed assets, at least once a year as of October 31 of the reporting year
- with regard to intangible assets, annually as of November 30 of the reporting year
- with regard to capital construction in progress and other capital investments, annually as of October 31 of the reporting year
- with regard to raw stuff, materials, precious metals, equipment to be installed, semi-finished products, goods, finished products at warehouses, annually as of October 31 of the reporting year
- with regard to work-in-progress, quarterly as of the end of the quarter
- with regard to deferred earnings and expenses, annually as of 31 December of the reporting year
- with regard to monies on accounts with banking institutions, annually as of 31 December of the reporting year
- with regard to monies in the cash office, at least once a quarter
- with regard to long-term financial investments, annually as of 31 December of the reporting year
- with regard to short-term financial investments and financial documents, quarterly as of the end of the quarter
- with regard to settlements with debtors and the reserve for bad debts, quarterly as of the end of the quarter
- with regard to settlements with creditors – regarding settlements with communication operators – quarterly as of the end of the quarter with regard to the rest of creditors, once a year as of 31 December of the reporting year
- with regard to settlements concerning taxes and mandatory contributions to the budget and extrabudgetary funds and concerning targeted financing, annually as of 31 December of the current year
- with regard to intra-company settlements, at least once a quarter
- with regard to settlements with the staff and accountable persons, quarterly as of the end of the quarter

□ with regard to reserves for contingent liabilities, reserves for the depreciation of investments into securities, reserves for a decrease in the value of tangible assets, annually as of 31 December of the reporting year.

In order to take an inventory at the level of the Management of the Organization and the Administrations of regional branches, permanent inventory-taking commissions shall be established, whose makeup shall be approved:

- for the Management of the Organization, by the Organization's Director General
- for regional branches, by the Director of the branch.

The detailed procedure for organizing and taking an inventory of the Organization's property and liabilities shall be defined in the Regulation on the Procedure for Taking an Inventory of Assets and Liabilities and on Measures Aimed to Ensure the Safe Keeping of Assets.

1.5. The Procedure for the Drawing Up of the Organization's Accounting Statements

The Organization's accounting statements shall be drawn up according to the procedure and within the time-limits provided for by the Federal Law dated 21 November 1996 No.129-FZ On Accounting and

other regulatory acts of the RF that govern bookkeeping and the keeping of accounts.

The Organization's accounting statements shall be generated by the bookkeeping department of the Management of the Organization as based on consolidated information about the property, liabilities and operational results of the Organization provided by the bookkeeping departments of regional branches. The bookkeeping departments of the regional branches shall generate accounting statements as based on the data provided by the bookkeeping departments of structural subdivisions.

In drawing up accounting statements, the forms developed by the Organization with due regard to the recommendations contained in corresponding regulatory documents shall be applied.

The in-house forms of accounting statements as well as specific time-limits for their submission are given in the Regulation on the Procedure for Generating the Accounting Statements of the Organization.

1.6. The Organization's Operational Chart of Accounts

In bookkeeping, all the subdivisions of the Organization shall use a Unified Chart of Accounts (Supplement 1).

The procedure for using the Unified Chart of Accounts, including the distribution of competence with regard to maintaining accounts and subaccounts across the bookkeeping departments of various levels of the Organization's management, shall be governed by the Instruction on Applying the Unified Chart of Accounts.

2. THE METHODOLOGICAL ASPECTS OF THE ACCOUNTING POLICY

2.1. The Procedure for Intangible Asset Accounting

The amount of depreciation charges for intangible assets shall be determined monthly based on the rates calculated on the basis of their original cost and useful life, under the straight-line method.

The expected useful life of intangible assets shall be determined when those are registered by the special commission and shall be approved by the Director General of the Company.

Depreciation charges for intangible assets shall be reflected for accounting purposes by being accumulated on account 05 Intangible asset depreciation of the amounts of the depreciation accrued under the straight-line method.

2.2. The Procedure for Fixed Asset Accounting

No re-valuation of fixed assets shall be made in 2005.

Depreciation for fixed-asset objects shall be accrued under the straight-line method based on the original cost or recovery value (in the case of re-valuation) of the fixed-asset object and the depreciation rate calculated on the basis of the useful life of this object.

The useful life for groups of homogeneous fixed-asset objects shall be determined by the fixed asset acceptance commission in accordance with the Unified Classification of Fixed Assets of OJSC CenterTelecom as approved by the Order of the Director General.

For used fixed-asset objects that have been acquired, the useful life shall be determined based on the actual service lives and the supposed useful lives of the fixed assets in the Organization.

Fixed-asset objects whose cost is no more than 10,000 rubles per unit as well as books, brochures and suchlike publications acquired since 01 January 2002 shall be written off as costs of production (selling expenses) as they are issued to production or operation, using account 02 Fixed asset depreciation. For the purposes of ensuring the safe keeping of these objects in production or in operating them, the Organization shall exert due control over their flow on account 01 Fixed assets.

Objects ready for operation that are planned to be used as part of fixed assets shall, before their operation begins, be accounted for part of investments into non-current assets.

Real estate objects with whose regard capital investments have been completed and corresponding source documents on delivery and acceptance have been executed shall be accepted for accounting purposes as fixed assets from the beginning of their actual operation and shall be singled out on a separate subaccount to the account of fixed-asset accounting.

For the fixed assets obtained under lease contracts, a useful life equal to the term of the lease contract shall be determined.

The costs of all types of repairs shall be included into the cost value of the reporting period in which the costs were made. No reserve for future expenses on fixed asset repair shall be established.

2.3. The Procedure for Inventories Accounting

The actual cost value of inventories, for the purposes of the Organization's accounting, shall be generated using accounts 15 Procurement and acquisition of tangible assets and 16 Variance in the cost of tangible assets.

Inventories on accounts 10 Materials and 14 Goods shall be accounted for at book prices.

Inventories (raw stuff, materials, goods) shall be accepted for bookkeeping purposes at the book price, the book price meaning:

- when inventories are acquired for a charge, the supplier's price in accordance with the supply (purchase and sale) contract
- when inventories are manufactured by the organization itself, the amount of the actual costs related to producing them
- when inventories are contributed to the authorized capital of the organization, the pecuniary valuation agreed on by the founders with due regard to the requirements of the Law On Joint Stock Companies
- when inventories are received under a gift contract (gratis), as well as when they are left over after the disposal of fixed assets and other property, the current market value as of the date of acceptance for bookkeeping purposes

- when inventories are obtained under contracts that provide for obligations fulfillment (payment) with non-monetary assets, the cost of the assets transferred or to be transferred by the Organization[16].

Transportation and procurement expenses (TPE) and expenses on bringing materials to a state in which they would be fit for use for the purposes provided for in the Organization shall be accounted for, for accounting purposes, on account 16 Variances in the cost of materials regardless of the share of TPE or the size of variances compared with the book cost of the material.

Goods in retail accounted for on account 41.02 shall be reflected, for bookkeeping purposes, at selling prices.

Costs of the procurement and delivery, to the Organization's warehouses, of the goods intended to be sold via the retail and wholesale trading network shall be accounted for as part of circulation expenses.

Finished products shall be accounted for at the actual cost value of manufacture, without using account 40 Products (works, services) turnout.

As part of inventories, those tangible assets shall be accounted for whose accounting as part of fixed assets would be impracticable regardless of their service life due to irrationality of object-by-object accounting. Such items shall include stationery, dishware, small inventory items and workplace tools.

Working clothes acquired by the organization into ownership shall be accepted for accounting purposes in the amount of the actual costs of acquisition, to the debit of account 10 Materials.

Working clothes whose cost does not exceed 10,000 rubles per unit given any useful life as well as working clothes whose useful life does not exceed 12 months given any cost per unit shall be written off to costs-accounting accounts completely as they are issued to operation.

Working clothes whose cost exceeds 10,000 rubles per unit and having a useful life that exceeds 12 month shall, upon being transferred to operation, be accounted for on the Working clothes in operation account, and their cost shall be redeemed in equal installments over their useful life.

Inventories to be disposed off shall be valuated under the following methods:

Under the average cost method:

- raw stuff
- materials
- finished products
- goods for resale.

At the cost of every unit:

precious metals.

2.4. The Procedure for Converting Foreign-Currency-Denominated Assets and Liabilities

The foreign-currency-denominated value of bills and coins in the Organization's cash office, money on accounts with credit organizations, financial and payment documents, short-term securities, money in settlements (including with regard to borrower liabilities) with legal entities and individuals, the remaining funds of targeted financing obtained from the budget or foreign sources as part of technical or other assistance to the RF in accordance with agreements (treaties) concluded shall be converted to rubles as of the date of executing the foreign-currency operation and also as of that reporting date when accounting statements are drawn up.

2.5. The Earnings Generation Procedure

For accounting purposes, the ordinary types of the Organization's operations shall be divided into core and non-core ones.

The core types shall be understood to mean those activities that are related directly to rendering communication services. All the other activities shall be non-core ones.

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[16] The cost of the assets transferred or to be transferred by the Organization shall be determined based on the price at which, in comparable circumstances, the Organization normally determines the cost of analogous assets. Should it be impossible to determine the cost of the assets transferred or to be transferred by the organization, the cost of the inventories obtained by the organization under contracts that provide for obligations fulfillment (payment) with non-monetary assets shall be determined based on the cost at which, in comparable circumstances, analogous inventories are normally acquired.

The following shall be recognized as core activities:

- core activities:
  - **urban phone communication services:**
    - providing access to urban phone communications
    - providing a local phone connection (talk) to fixed-communication subscribers in the urban area (providing a subscriber line for use in the urban area, transmission of local traffic)
    - providing a local phone connection from a city payphone
    - providing direct lines and connecting ones for use
    - other urban phone communication services (connection, contract re-execution, etc.)
  - **rural phone communication services:**
    - providing access to rural phone communications
    - providing a local phone connection (talk) to fixed-communication subscribers in the rural area (providing a subscriber line for use in the rural area; transmission of local traffic)
    - providing a local phone connection from a rural payphone
    - providing direct lines and connecting ones for use
    - other rural phone communication services (connection, contract re-execution, etc.)
  - **intercity and international phone communication services:**
    - providing an intercity phone connection using a payphone
    - providing an intercity phone connection and an international one
    - providing an international phone connection using a payphone
    - providing intercity and international channels for use
    - other intercity and international communication services (conferences, maintenance, etc.)
  - **documentary telecommunication services:**
    - domestic telegrams
    - international telegrams
    - providing telegraph channels for use
    - subscriber telegraphy
    - data transmission services
    - telematic services
    - newspaper page transmission
    - other documentary telecommunication services
  - **Internet services**
  - **radio communication services**
  - **radio broadcasting services**
  - **television services**
  - **wire broadcasting services:**
    - provision and servicing of radio broadcasting terminals
    - providing access to the wire broadcasting network
    - other earnings from radio broadcasting terminals
  - **wireless radio communication services:**
    - paging
    - cellular communication services
    - other wireless radio communication services
- non-core activities:
  - services of the rent-out of the organization's assets

- transportation services
- manufacture of telecommunication facility products
- commercial services
- public catering services
- services of a construction character
- information and computing servicing
- publishing operations (publishing directories, newspapers)
- information services
- providing intermediary (agency, commission) services
- services of providing access to power supply
- educational services
- safeguarding services
- intermediary operations
- domestic services for individuals
- services of recreational institutions
- advertising operations

- other activities satisfying the above criteria.

Earnings different from those made from core activities shall be deemed other earnings.

2.6. The Expense Generation Procedure

For expense accounting purposes, the ordinary types of the Organization's operations shall be subdivided into core and non-core ones.

For accounting purposes, costs by different types of services, works and manufactured products that are the object of costing shall be accounted for separately.

For the purposes of allocating core-operations costs to objects of costing, the Organization uses the production-process method of costs accounting.

A production process is unambiguously defined operations (a sequence of acts or the aggregate of functions and tasks) not limited in time and having a recognizable result.

For the purposes of allocating costs to objects of costing, processes shall be subdivided into core production, non-core production, auxiliary production and combined processes.

Core production processes shall include *processes performed directly for the rendering of communication services.*

Auxiliary production processes shall include *processes necessary to carry out primary and combined production processes and related indirectly to the rendering of communication services.*

Combined production processes shall include *processes necessary to carry out core production processes but not related to the rendering of communication services.*

Costs allocation bases shall be *the actual physical indicators of the Organization's production operations, the makeup of these indicators being defined in the Methodological Instructions on Expenses Accounting.*

All costs related to core activities shall be indirect ones, i. e. ones not assigned directly but distributed among objects of costing and shall be accounted for as broken down by production processes.

Costs of core activities shall be reflected on accounts 30 Core production processes and 31 Auxiliary production processes.

Costs related to non-core activities shall be accounted for on accounts 23 Auxiliary production facilities, 29 Servicing production facilities and enterprises and 44 Selling expenses as broken down by activities.

The cost value of services rendered, works performed, goods produced shall be calculated in full, without singling out managerial and commercial expenses.

Costs of combined production processes shall be reflected on account 32 Combined production processes.

The costs accumulated on account 31 Auxiliary production processes shall be allocated to core production processes and combined ones to account 30 Core production processes and 32 Combined production processes based on the data on allocation bases provided by production departments at the end of the reporting period.

The costs accumulated on account 30 Core production processes shall be allocated to account 20 Core production as broken down by costing objects (services) based on the data on allocation bases provided by production departments at the end of the reporting period and also to account 33 Costs of equipment operation as broken down by types of equipment of an equivalent digital network drawn up by engineering departments annually. Costs shall be allocated to equipment types in accordance with the estimated data of engineering departments on the share of equipment involved in core production processes.

The costs accumulated on account 33 Costs of equipment operation shall be allocated to account 20 Core production as broken down by costing objects (services) based on the data of engineering departments on the intensity and duration of use of each equipment type by a specific service, these data being calculated in the beginning of every year or upon material changes in the communication network topography.

For the purposes of calculating the cost value of services, works, products of non-core activities, the actual costs of services rendered, works completed and products transferred to the warehouse as accumulated on accounts 23 Auxiliary production facilities and 29 Servicing production facilities and enterprises shall be written off to account 43 Finished products (in case of turning out finished products), the corresponding production-process accounts (in case of services rendering or works performance for core activities) or account 90 Sales, subaccount 90-04 The cost value of sales for non-core activities (in case of services rendering, works performance for a third party). The debit balance of accounts 23 Auxiliary production facilities and 29 Servicing production facilities and enterprises reflects the cost value of work-in-process inventory.

The costs charged to account 32 of combined production processes Combined production processes shall be written off at the end of the reporting period to account 20 Core production in proportion to the amounts of the costs allocated to corresponding accounts.

Costs of rendering communication services as accumulated, broken down by the service type, on account 20 Core production shall be written off in full at the end of the reporting period to account 90 Sales, subaccount 90-02 Cost value of sales (for core activities) as broken down by objects of costing (by services).

The procedure for accounting for and the costing of the products (works, services) of non-core activities shall be determined by the Organization on its own, in accordance with the recommendations of industrial instructions regulating the said procedure in those industries that this type of non-core operations refers to.

The expenses of servicing production facilities and enterprises shall be allocated to the lines of their operations (sale, gratuitous transfer, rendering services to other subdivisions of the Organization) in proportion to direct expenses.

The cost of fixed assets of up to 10,000 rubles per unit, these fixed assets being written off as costs of production (selling expenses) shall, as they are issued to production, be recognized as tangible expenses.

2.7. The Procedure for Deferred Expenses Accounting

The following shall be included into deferred expenses that are recognized in the reporting period but cannot be included into the cost value of sold services, works, products of this reporting period, for instance:

- expenses related to the start-up of new production facilities or the assimilation of new product types before the facts of their sale emerge
- expenses on paying for deferred issuances
- license acquisition expenses
- property insurance expenses

- expenses related to the acquisition of software products and databases under purchase and sale contracts or exchange contracts, if these assets do not comply with the conditions stipulated for intangible assets
- expenses related to the early buyout of leased property
- other expenses.

Deferred expenses shall be written off on a straight-line basis using corresponding sources of coverage, over the period that these expenses refer to. Should it be impossible to specify the period within which the expense made is to be written off, the said period shall be determined by a special commission and shall be approved by the CEO of the organization (branch, structural subdivision).

For the purposes of drawing up statements, expenses related to the acquisition of software products and databases as well as expenses related to the early buyout of leased property shall be classified as other non-current assets.

2.8 The Procedure for Settlements Accounting

Settlements using non-monetary assets shall be reflected for accounting purposes separately, using account 76.15.

The organization shall convert long-term indebtedness (accounts receivable and payable) to short-term one when, under the terms of the contract, there are 365 days left before the date of debt repayment.

For the purposes of drawing up accounting statements, the advances of a capital character shall be classified as other non-current assets.

2.9. The Procedure for Accounting for Credits and Loans Received

The organization shall convert long-term indebtedness with regard to credit and loans received to short-term one (to the corresponding subaccount of account 66 Settlements with regard to short-term credits and loans) at the moment when, under the terms of the loan and (or) credit contract, there are 365 days left before the repayment of the principal debt amount.

If the organization receives a long-term loan under the contract whose terms stipulate that the loan amount shall be repaid from time to time, then, as there are 365 days left before the repayment of the next portion of the loan, it shall be converted to the short-term portion of long-term indebtedness, to the corresponding subaccount of account 66 Settlements with regard to short-term credits and loans.

In case of concluding an agreement for the renewal of a short-term loan contract or for the postponement of the repayment deadline of the short-term portion of indebtedness with regard to a long-term loan in such a way that there will be over 365 days left before the repayment deadline of the loan or its specified portion, the indebtedness amount with regard to the loan or its partial repayment shall be converted from short-term indebtedness to long-term one (to the corresponding subaccount of account 67 Settlements with regard to long-term credits and loans).

The interest earnings due to the lender shall be accrued on a straight-line basis (monthly) in accordance with the rate stipulated in the contract. If, in accordance with the terms of the contract, interest is paid on a day other than the last day of the month, one should add to indebtedness due to the creditor the amount of interest falling on the end of the month.

For loans received in the monetary form and raised by issuing the Organization's own bills of exchange, the amount of the discount due to the bill holder shall be assigned to deferred expenses and shall subsequently be written off as operational expenses monthly, in equal portions, over the term of bill circulation.

In this case, for bills with the at sight, but not earlier clause, the supposed term of bill circulation determined in accordance with bill laws (365 (366) days plus the term from the date the bill is drawn up to the minimum date that the bill is presented for payment) shall be used as the circulation term on whose basis the discount as of the end of the reporting period shall be determined.

For loans received in the monetary form and raised by issuing the Organization's bonds, in cases where the issued bonds are sold at a price different from their face value (with a discount), the amount of the discount shall be assigned to deferred expenses and shall subsequently be written off as operational expenses monthly, in equal portions, over the term of bonds circulation.

Additional costs related to obtaining loans and credits and to the placement of borrower liabilities shall

be included into operational expenses in the reporting period in which the said costs were incurred.

2.10. The Procedure for Arranging Accounting for Intra-company Settlements and Information Transfer by Separate Subdivisions

For accounting for intracompany turnover, the Organization shall apply account 79 Intracompany settlements.

All financial and economic operations performed among the Organization's subdivisions shall be made on the basis of notices (advices) via the superior management level. Operations among structural subdivisions shall be made via corresponding regional branches. Operations among regional branches shall be made via the Management Office of the Organization.

2.11. The Procedure for Establishing and Using Special-Purpose Funds

The Organization shall establish no funds using the retained profit of the reporting year, excluding the funds whose establishment is provided for by the Organization's constituent documents.

The procedure for establishing and using the said funds shall be determined based on a resolution of the general meeting of the Organization's stockholders with due regard to the Law On Joint Stock Companies.

2.12. The Procedure for Reserves Establishment and Use

The Organization shall establish the following types of reserves:

- a reserve for financial investments depreciation (as of the end of the reporting year)
- reserves for bad debts (quarterly)
- a reserve for a decrease in the value of tangible assets (as of the end of the reporting year)
- a reserve for future expenses on remuneration payment based on year-end results to members of the board of directors, the management board, the auditing commission (as of the end of the reporting year).

The reserve for bad debts shall be established quarterly, before accounting statements with regard to bad debts are drawn up.

The reserve for bad debts shall be established based on the results of accounts receivable inventory, and in this case the debts receivable not repaid within the time-limits stipulated by the contract and not secured with a pledge, suretyship, a banking guarantee shall be recognized as a bad debt.

Due to the fact that the individual analysis of each bad debt with regard to communication services at communication enterprises is impossible due to a large number of subscribers, the reserve shall be established for all the debts that failed to be repaid, the payment of which debts is, as of the date the reserve is established, 90 and more days overdue, and the reserve size shall be 100 per cent of the debt amount. No reserve shall be established for the debts whose payment is less than 90 days late.

2.13. The Procedure for State Assistance Accounting

Budget funds (subventions, subsidies) shall, for the accounting purposes, be recognized upon the actual receipt of money and non-monetary resources.

2.14. The Procedure for Financial Investments Accounting

Financial investments shall, for bookkeeping purposes, be classified by the investment type and by the investment term.

In selling or other disposal, including redemption, of securities the emissive securities to be disposed of shall be valuated under the FIFO method, and non-emissive ones to be disposed of shall be valuated based on the actual cost of each security.

Based on their term, financial investments shall be subdivided into:

long-term ones: investments made in order to make earnings from them for over 12 months after the reporting date, if their maturity is more than 12 months after the reporting date

short-term ones:

investments made without the intention to make earnings from them for over 12 months

investments whose maturity is no more than 12 months after the reporting date

securities acquired for resale, regardless of their maturity.

Long-term financial investments shall be converted to short-term ones:

- as a consequence of a change in intentions to make earnings from them for over 12 months after the reporting date
- if the time to their maturity became no more than 12 months after the reporting date.

The short-term financial investments whose maturity is more than 12 months after the reporting date shall be converted to long-term ones (to the corresponding subaccount) in case of a change in the original intention to make earnings from them for no more than 12 months after the reporting date.

The term of investments shall be assessed by the subdivision (person) appointed by an order of the CEO of the Organization and shall be recorded in the document to be transferred to the bookkeeping department and executed in the form stipulated by the Organization.

The original cost of financial investments acquired for a charge shall be generated in the amount of the actual costs related to acquiring them.

The original cost of the financial investments acquired under the contracts that provide for payment in rubles in the amount equivalent to an amount in a foreign currency (conventional monetary units) shall be generated with due regard to amount differences arising before the assets were accepted as financial investments.

For debt securities, the difference between the amount of the actual costs of acquiring a security and its face value shall not be assigned to financial results.

The cost of the financial investments whose current market value may be determined under the established procedure shall be adjusted as of the end of the reporting year.

2.15 The Procedure for Accounting for Research and Development Expenses

For the purposes of drawing up accounting statements, completed research and development that produced results not subject to legal protection under the applicable laws or subject to legal protection but not documented under the procedure established by laws shall be recognized as other non-current assets.

Research and development expenses shall be written off under the straight-line method as expenses on core activities as of the 1st day of the month following the one in which the obtained results actually started to be applied in product manufacture, services rendering or for managerial needs.

Research and development expenses shall be written off under the straight-line method for 3 years.

1. The Regulation on the Procedure for Taking an Inventory of Assets and Liabilities and on Measures Aimed to Ensure the Safe Keeping of Assets
2. The Regulation on the Principles of Arranging Accounting
3. The Regulation on the Document Workflow System
4. Methodological Instructions on Fixed Asset Accounting
5. Methodological Instructions on Intangible Asset Accounting
6. Methodological Instructions on Capital Construction Accounting
7. Methodological Instructions on Financial Investment Accounting
8. Methodological Instructions on Inventory Accounting
9. Methodological Instructions on Expenses Accounting
10. Methodological Instructions on Money and Financial Document Accounting
11. Methodological Instructions on Earnings Accounting
12. Methodological Instructions on Accounting for Trade Receivable
13. Methodological Instructions on Accounting for Trade Payable
14. Methodological Instructions on Accounting for Settlements with Other Debtors and Creditors
15. Methodological Instructions on Accounting for Credits and Loans
16. Methodological Instructions on Accounting for Settlements with the Staff
17. Methodological Instructions on Accounting for Equity
18. Methodological Instructions on Accounting for Targeted Financing
19. Methodological Instructions on Reserve Generation
20. Methodological Instructions on Accounting for Intracompany Settlements
21. Methodological Instructions on the Procedure for Generating the Organization's Accounting Statements
22. Methodological Instructions on Generating Information about Settlements with Regard to the Profit Tax in OJSC CenterTelecom

REGULATION
THE ACCOUNTING POLICY FOR TAXATION PURPOSES OF OPEN JOINT STOCK CENTRAL TELECOMMUNICATIONS COMPANY FOR THE YEAR 2005

Moscow
2004

1. General Provisions

This Regulation on the accounting policy of the Open Joint Stock Central Telecommunications Company (hereinafter the Organization) for taxation purposes is developed in accordance with the requirements of the tax laws of the RF.

In this Regulation the accounting policy of the Organization for taxation purposes shall be understood to mean the aggregate of rules for organizing and technologies of implementing tax accounting methods as selected by the Organization with the purpose of generating complete and reliable information on the accounting procedure, for taxation purposes, for the economic operations carried out within the reporting (tax) period as well as of providing internal and external users with information for control over the correctness, completeness and timeliness of taxes calculation and payment.

In cases where the RF system for regulatory control over tax accounting does not stipulate the tax accounting method for a specific issue, the Organization, in generating the accounting policy, developed a corresponding accounting method based on the applicable tax laws.

The accounting policy of the Organization for taxation purposes, being the basis of the tax accounting system, aims to ensure:

- the fulfillment of such fundamental accounting principles as completeness, accuracy, timeliness, consistency, rationality, continuity and consistency
- the observance of requirements to tax accounting statements as imposed by tax laws
- the commonality of methods in organizing and effecting tax accounting in the Organization in general and in its subdivisions[17]
- the prompt and flexible response of the tax accounting system to changes in the environment of financial and economic operations and taxation
- the correct, complete and timely tax calculation and payment.

This Regulation, alongside general mandatory requirements and rules, pays due regard to the specifics of the telecommunication Organization:

- the existence of internal documents regulating the accounting process from the perspective of industrial specifics
- the existence of a substantial number of subdivisions, in a number of cases situated far from the location of the Management of the Organization.

The following shall be included into tax accounting methods:

- the methods of contingencies grouping and evaluation, of redemption of assets value, of earnings and expenses recognition
- techniques of organizing the Document Workflow
- the internal control system
- methods of using accounting data and the system of journals
- other relevant accounting methods and techniques.

The tax accounting methods selected by the Organization in forming this Accounting Policy shall be approved by an Order of the Director General and shall be applied as of January 1, 2005.

The following subdivisions are established in the Organization:

- a branch (a regional branch, a RB) is a separate subdivision situated outside the Organization's place of business (the place of the legal entity's state registration) and performing the functions defined by the regulation on the branch, and vested with property accounted for in the separate balance sheet of the branch and the Organization's balance sheet
- the organization's separate subdivision is another subdivision that is separate territorially from the Organization and at whose place of business fixed workstations are equipped.

All the persons related to settling the issues regulated by the Accounting Policy for taxation purposes shall be governed by this Regulation in their activity, i. e.:

- the management of the Organization

[17] For the purposes of this document, the subdivisions of the Organization, unless specified otherwise, shall be understood to mean its regional branches and structural subdivisions.

- the heads of regional branches and structural subdivisions responsible for the organization and state of accounting in the subdivisions entrusted to them
- the employees of departments and sections who are responsible for the timely development, revision, communication of regulatory and reference information to executing subdivisions
- the employees of all departments and subdivisions who are responsible for the timely submission of source documents to the bookkeeping department and/or tax departments
- the employees of the bookkeeping (tax) department who are responsible for the timely and quality performance of all types of tax accounting works and the drawing up of tax statements.

The Accounting Policy for taxation purposes is formed for the year 2005 and shall not be modified except for the following cases:

- modifications in laws on taxes and charges
- modifications in the accounting methods applied.

Should the Organization start to perform new activities, it shall also define and include into the accounting policy, for taxation purposes, the principles and procedure of reflecting these activities for taxation purposes.

Modifications to be made in the text of the Regulation on the Accounting Policy of the Organization for taxation purposes shall be approved by the Director General of the Organization.

A resolution to make modifications in the accounting policy for taxation purposes, in case of a change in the accounting methods applied, shall be made as of the beginning of the new tax period, and in case of modifications in laws on taxes and charges, not earlier than as of the moment the modifications in the rules of the said laws take effect.

2. General Principles of Arranging and Effecting Tax Accounting

The following shall be the main objectives of organizing tax accounting:

- defining the general principles of the separation of the powers and responsibilities of tax and other accounting departments at each management level (vertically) and within each management level (horizontally)
- the establishment of a unified system of the Organization's regulatory documents to govern the operations of tax and other accounting departments in the Organization's tax accounting system.

Tax accounting shall be effected by the tax department at all of the Organization's management levels (in branches, representative offices and the structural subdivisions of branches). Tax departments shall be established in the form of sections (sectors), tax groups of bookkeeping departments and shall be subordinate to chief (senior) accountants.

The Director General and the Chief Accountant of the Organization, the CEO and the Accountant of the regional branch or structural subdivision shall be responsible for the organization and effecting of tax accounting.

In accordance with article 19 of the Tax Code of the RF, the Organization shall be the payer of taxes and charges. The Organization's subdivisions shall perform the duties of a taxpayer and tax agent in accordance with tax laws and regulatory documents of the Organization that govern tax accounting with regard to individual taxes.

Functions distribution with regard to tax accounting and the keeping of accounts, the calculation and payment of taxes and other mandatory payments among the management levels shall be defined by tax laws on specific taxes and by this Accounting Policy. The tax accounting procedure at each management level and the Document Workflow among the management levels may be defined by individual Methodological Instructions on Taxes Calculation and Payment.

Tax declarations shall be drawn up on the basis of synthetic tax journals. The synthetic tax journals shall be maintained in the form of declaration sheets on respective taxes, with additional itemization (explanation).

The makeup and forms of tax journals on the profit tax are given in Supplement 1 to this Regulation.

3. Arrangement of VAT Accounting

3.1 The Procedure for Maintaining VAT-Invoice Registers, Purchase and Sales Ledgers

The organization shall maintain a purchase ledger and a sales one, and registers of VAT invoices received and issued, using computing machinery. Not later than on the 20th day of the month following the reporting one, the purchase ledger shall be printed, its pages shall be numbered, bound and sealed.

The registers of the VAT invoices received and issued, purchase and sales ledgers shall be maintained electronically by regional branches and structural subdivisions in the form of sections of the consolidated registers of the VAT invoices received and issued, the consolidated purchase ledger and the consolidated sales one of the Organization.

A VAT invoice shall be drawn up using a computer but my also be filled in manually.

A VAT invoice, the purchase ledger and the sales one shall be signed by the Director General and the Chief Accountant of the Organization or other officials. The circle of the persons authorized to sign these documents shall be defined by an order regarding the Organization (branch, structural subdivision).

In rendering communication services, VAT invoices shall be issued at the same time with payment and settlement documents once a month, not later than on the fifth day of the month following the expired one.

In rendering communication services to individuals, no VAT invoices shall be issued. The Organization shall draw up a consolidated VAT invoice for the total amount of the services rendered to individuals over the reporting period.

VAT invoices for the services rendered (works performed, goods shipped) shall be issued to buyers by the management office, regional branches and structural subdivisions (in accordance with the approved structure of the Organization).

In the purchase ledger and the sales one, VAT invoices shall be numbered in the order of an increase in numbers. In this case, compound numbers with the subdivision's index shall be used. Numbers shall be allocated in accordance with separate subdivisions' codification developed by the Organization. The subdivision code shall be a constituent part of the number of the VAT invoice.

Sections of purchase and sales ledgers for the reporting period shall be submitted electronically by regional branches and structural subdivisions to the management office of the Organization so as to execute a consolidated purchase ledger and a consolidated sales one and draw up VAT declarations.

The second copies of the VAT invoices issued, the purchase ledger and the sales one shall be stored electronically. Where necessary, the above documents may be printed in full and executed under the established procedure.

3.2. Determination of the date of tax base identification for sales of goods, services, works

For the purposes of calculating the VAT, the Organization shall recognize the day of payment for goods shipped (works performed, services rendered) as the moment of tax base determination in selling (transfer of) goods (works, services).

3.3. The Procedure for Separate Accounting for Operations Not Subject to the VAT

The Organization shall account separately for taxable operations and non-taxable ones.

The amounts of the tax which are claimed by goods (works, services) sellers from the Organization shall be accepted for deduction or accounted for in the cost of these goods (works, services) in the proportion in which they are used for the production and (or) sales of the goods (works, services) the operations of whose sale are either subject or not subject to taxation (are tax-exempt). The said proportion shall be determined based on the share that the cost of the shipped goods (works, services) the operations of whose sale are subject to taxation (are tax-exempt) takes in the total cost of the goods (works, services) shipped over the tax period.

In the event that, over the reporting period, the share of aggregate expenses on the production of the goods (works, services) the operations of whose sale are non-taxable does not exceed 5 per cent of the total amount of aggregate production expenses, then no proportionate division of the amounts of the incoming VAT shall be made. In this case all the tax amounts claimed from the Organization by the sellers of the goods (works, services) used in production in the reporting period shall be deducted under the procedure established by laws.

3.4. The Procedure for Separate Accounting for Operations Subject to the Different Rates of the VAT

The Organization shall account separately for operations subject to different rates of the tax.

The tax amounts claimed by goods (works, services) sellers from the Organization and falling on the operations subject to the VAT shall be allocated to the operations taxable at the 0 % rate and to those taxable at the rate other than 0 %.

Such allocation shall be performed as follows:

Only those tax amounts claimed by goods (works, services) sellers from the Organization that fall on the acquired goods (works, services) used solely in performing the operations taxable at the 0 % rate shall be allocated to such operations.

The remaining amounts claimed by goods (works, services) sellers from the Organization shall be allocated to operations taxable at the rate other than 0 %.

3.5. Business Telecommunications

Business telecommunications, in accordance with the communication laws of the RF, may not be used for rendering communication services under the terms of a paid communication services contract, and, as a consequence, shall not be recognized as the object of VAT taxation. The procedure for the Organization's recognition of phone communications as business ones is given in section 4.1 of this Regulation.

4. Arrangement of Profit Tax Accounting

4.1. General Procedure for Earnings and Expenses Recognition

For the purposes of profit tax calculation, the Organization's earnings shall be recognized under the accrual method, i. e. in the reporting (tax) period in which they were made, regardless of the actual receipt of money, other property (works, services) and (or) property rights.

Earnings from the rent-out of the Organization's property shall be recognized as sales earnings.

Earnings from the provision, for use, of rights to the results of intellectual activity and to the means of individualization equivalent to these results (in particular, earnings from the provision, for use, of the rights arising out of patents for inventions, industrial designs and other types of intellectual property) shall be recognized as non-sale earnings.

For accounting for sales earnings for taxation purposes, the earnings grouping similar to that accepted for the purposes of accounting for earnings in bookkeeping (item 2.5 of the Accounting Policy on bookkeeping) shall be accepted.

With due regard to the specifics of providing communication services, the following moment of earnings recognition shall be established for individual activities:

- providing a local phone connection (talk) to fixed-communications subscribers in the urban area and the rural one – the last day of the month in which the services were rendered
- providing a local phone connection from a city payphone – the last day of the month in which the service was rendered
- providing an intercity (intra-area) phone connection, including using a payphone – the last day of the month in which the service was rendered
- providing an intercity (intra-area) phone connection in places of public use – the day when the service was provided
- providing an international phone connection, including using a payphone – the last day of the month in which the service was provided
- providing an international phone connection in places of public use – the day when the service was provided
- domestic and international telegrams transmission – the day when the service was provided
- using a subscriber radio terminal – the last day of the month in which the service was provided
- Internet services – the last day of the month in which the service was provided.

For non-sale earnings, the following moment of their recognition shall be established:

- for the non-sale earnings specified in item 4 of art. 271 of the Tax Code of the RF – in accordance with the procedure stipulated by this norm
- for the property identified as a result of inventory-taking – the date when inventory results are documented.

For individual expenses related to production and sale, the following moment of their recognition shall be established:

Depreciation shall be recognized as an expense monthly, based on the depreciation charge amount calculated in accordance with the procedure stipulated by articles 259 and 322 of the Tax Code of the RF and, where not governed by the Tax Code of the RF, by the provisions of this Policy.

Expenses on the business communications provided in accordance with article 50 of Law of the RF dated 07 July 2003 No. 126-FZ On Communications and under the procedure defined by the Communication Ministry of the RF shall be recognized as expenses for taxation purposes in the reporting (tax) period in which they were incurred.

The following, in particular, shall be recognized as business communications:

– the use of communication operators' networks for the transmission, over this operator's network, of signaling information, including information related to making a connection, and communications established between two operators via trunk lines

- communications established between communication services operators and/or users for calling a subscriber

- the transmission of alert messages and so on.

An order of the CEO of the branch (structural subdivision) who approves the list of the persons (employee categories) authorized to use telecommunications for business purposes and the phone numbers to/from that such communications may be established shall be the document confirming the business character of telecommunications.

The following conditions shall be complied with for business communications to be recognized as an expense for taxation purposes:

the communications shall be used for the purposes of operational-technical and administrative management of communication networks

the communications shall be established by the Organization's employees using the specified number of the Organization

the business communications shall be provided under the procedure defined by the federal executive communication authority.

Expenses in the form of lease payments shall be recognized as of the settlement date in accordance with the terms of the contracts concluded.

The following shall be recognized as direct expenses on core activities:

- material costs of acquiring the raw stuff and (or) materials that are used in core activities and (or) form their basis or are a necessary component in performing them
- expenses on paying labor compensation to the staff involved in core activities as well as the amounts of the consolidated social tax accrued on the said amounts of labor compensation expenses. The amounts of insurance contributions to the Pension Fund of the RF shall not be direct expenses. The employees involved in the core production processes shall be recognized as the staff involved in core activities
- the amounts of depreciation charge for the fixed assets used in performing core activities.

All the other expenses related to core activities, excluding non-sale expenses, shall be recognized as indirect ones.

Neither work-in-process inventory, nor the inventory of finished products at the warehouse, nor those that were shipped but were not sold in the reporting (tax) period shall be generated for core activities.

Direct expenses on non-core activities shall be determined under the procedure provided for by article 318 of the Tax Code of the RF. For individual non-core activities, the generation of work-in-process inventory and the availability of finished products at the warehouse and of those shipped but not sold in the reporting (tax) period shall be possible. For such activities, the direct expenses made in the reporting (tax) period shall be allocated to work-in-process inventory, of finished products at the

warehouse and of those shipped but not sold in the reporting (tax) period.

The date when the expenses are made shall be determined under the procedure established by article 272 of the Tax Code of the RF.

4.2. Accounting for Depreciable Property and Related Operations

4.2.1. Generation of the Depreciable Property Cost

The cost of depreciable property shall be generated in accordance with article 257 of the Tax Code of the RF.

The list of the expenses that do not generate the original cost of depreciable property is defined in Supplement 1 to this Regulation.

4.2.2. Depreciation Charge

Depreciation for all the objects of depreciable property shall be made under the straight-line method. The selected method of depreciation charging may not be altered for the entire period that depreciation is charged for an object of depreciable property.

The useful life of intangible assets shall be approved by the CEO of the Organization based on the opinion of functional departments, under the procedure provided for by tax laws.

The classification of the fixed assets included into depreciation groups is established in the Unified Classification of Fixed Assets of OJSC CenterTelecom, as approved by an Order of the Director General of OJSC CenterTelecom.

For fixed assets not specified in depreciation groups, useful lives shall be established in accordance with the specifications or recommendations of the manufacturing organization in accordance with the opinion of functional services.

For the depreciable fixed assets being part of leased property that is included into a depreciation group, the Organization shall apply a special factor to the basic rate of depreciation, this factor not exceeding 3 and being established in accordance with the lease contract.

With regard to the depreciable fixed assets used for working in an aggressive environment and (or) with an increased number of shifts, the Organization shall apply a special factor to the basic depreciation rate, this factor not exceeding 2. The list of such fixed assets shall be established by an order of the CEO of the Organization based on the opinion of functional services.

For cars and passenger minibuses having an original cost of over 300 th. rubles and 400 th. rubles, respectively, the basic depreciation rate shall be applied with a special factor of 0.5.

No application of reduction depreciation factors for other fixed-asset objects is provided for.

For the used fixed-asset objects that have been acquired, the depreciation rate shall be determined based on the useful life reduced by the number of months for which this property was operated by its previous owner. If the term of operation by the previous owner exceeds the useful life of this fixed asset, then the remaining useful life shall be determined with due regard to the requirements of safety rules and on other factors.

If the fixed asset consists of objects that have different depreciation periods, then the Organization shall calculate depreciation charges separately for each constituent part, based on these different periods.

4.2.3. Upgrading, Reconstruction and Technical Re-equipment of Depreciable Fixed Assets

An increase in or no change in the useful life of a fixed asset that was reconstructed or upgraded shall be made with due regard to the approved plans of its replacement, requirements of safety rules and other factors, shall be confirmed by functional departments and approved by the CEO of the Organization.

With regard to each fixed-asset object that was reconstructed, upgraded or technically re-equipped, the amount of monthly depreciation shall be determined as the residual value of the fixed asset after the said works are performed multiplied by the depreciation rate that is calculated for this object under the following formula:

$$K' = (1/n') \times 100\ \%,$$

where K' is the depreciation rate as a percentage of the residual value of the object of depreciable property

n' is the remaining useful life of this object of depreciable property expressed in months.

For reconstructed or upgraded fixed assets whose residual value equals zero (the object is depreciated in full), if, this in case, the maximum useful life within the depreciation group was established for this fixed asset, then an increase in the useful life shall be determined by the Company based on the technical performance (including with due regard to occupational safety requirements and other factors) of the object reconstructed (upgraded).

4.3. The Procedure for Valuating Individual Types of Property to Be Written Off (Sold)

For the purposes of calculating the profit tax, in determining the amount of material expenses in writing off the raw stuff and materials used in goods production (manufacture) (works performance, services rendering), the average cost method shall be applied.

In selling bought goods, their cost shall be assessed based on the average cost.

In selling securities and in other disposal of them, their cost shall be assessed under the FIFO method. Other securities shall be valuated when being disposed off, based on the cost of each unit.

4.4. Reserves Generation for Taxation Purposes

The Organization shall establish the following types of reserves recognized for taxation purposes:

for bad debts.

4.4.1. The Reserve for Bad Debts

For the purposes of establishing the reserve, accounts receivable shall be accounted for in the amounts claimed by the seller from the buyer, VAT-inclusive.

The results of taking an inventory of accounts receivable for the purposes of establishing the reserve for bad debts shall be documented as a report in the form as per Supplement No. 2 to this Regulation.

4.5. The Procedure for Recognizing Interest on Borrower Liabilities as Expenses

The maximum amount of interest, for taxation purposes, on borrower liabilities in rubles shall be accepted as being equal to the refinance rate of the Central Bank of the RF increased 1.1-fold, and for those in foreign currencies, as being equal to 15 %.

4.6. Arranging Separate Accounting

The Organization shall account separately for the operations taxable in accordance with the provisions of chapter 25 of the Tax Code of the RF The Profit Tax and for the operations subject to special tax treatments.

Within the activities subject to the profit tax, the Organization shall perform separate tax accounting for earnings and expenses, as well as for profit and loss, with regard to those activities with whose regard the provisions of chapter 25 of the Tax Code of the RF provide for the procedure for profit and loss accounting different from the general procedure, as well as in those cases where profit on individual operations is taxable at the rate other than 24 %, in particular:

- the earnings (expenses) received (made) under operations with securities circulating on the organized securities market
- the earnings (expenses) received (made) under operations with securities not circulating on the organized securities market
- the earnings (expenses) received (made) under operations with state and municipal securities
- the earnings (expenses) received (made) by servicing production facilities and enterprises
- the earnings (expenses) received (made) in the case of obtaining targeted financing

- the earnings received in the form of dividends
- the earnings (expenses) received (made) in case of right-of-claim assignment (re-assignment)

the earnings (expenses) received (made) in case of the liquidation, sale and other disposal of depreciable property.

4.7. The Procedure for Paying the Tax

Based on the results of each reporting (tax) period, the Organization shall calculate the amount of advance payment based on the tax rate and the taxable profit calculated on an accrual basis from the beginning of the tax period to the end of the reporting (tax) period. Over the reporting period, the Organization shall calculate the amount of a monthly advance payment.

The profit share falling on separate subdivisions shall be determined as the arithmetic mean value of the share of the average number of employees on the payroll and of the share of the residual value of the depreciable property of this separate subdivision, respectively, in the average number of employees on the payroll and in the residual value of depreciable property for the Organization in general.

The average number of employees on the payroll shall be determined in accordance with the procedure approved by the State Committee for Statistics of the RF, i. e. by adding the average number of employees on the payroll for all the months of the reporting (tax) period and dividing the sum obtained by the number of the months of the reporting (tax) period.

LIST OF ANNEXES

Annex No. 1. The Concept of Building Profit Tax Accounting

Annex No. 2. The Form of an Accounts Receivable Inventory Report for the Purposes of Establishing the Bad Debts Reserve

Прошито, пронумеровано
на 334 листах
и скреплено печатью
ОАО «ЦентрТелеком»
_______ 2005 г.

подпись, Ф.И.О., должность

82-5198

SEC MAIL PROCESSING
RECEIVED
DEC 07 2005
WASH, D.C. 213 SECTION

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

Открытое акционерное общество "Центральная телекоммуникационная компания"

Код эмитента: 00194-А

за III квартал 2005 года

Место нахождения: Российская Федерация, 141400, г.Химки Московской области, ул.Пролетарская,д.23
Почтовый адрес: 125993, ГСП-3, г.Москва, Дегтярный переулок, дом 6, строение 2

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор ОАО "ЦентрТелеком" ______________ Р.А. Амарян
Дата " 14 "ноября 2005г.

Главный бухгалтер ОАО "ЦентрТелеком" ______________ Р.П. Константинова
Дата " 14 "ноября 2005г. М.П.

Контактное лицо: ***Заместитель директора Департамента ценных бумаг и корпоративного управления***
Сударева Наталья Александровна
Тел.: ***(095) 209-38-49***
Факс: ***(095) 793-24-38***
Адрес электронной почты: ocb@centertelecom.ru
Адрес страницы в сети Интернет, www.centertelecom.ru
на которой раскрывается информация,
содержащаяся в настоящем ежеквартальном отчёте

ОГЛАВЛЕНИЕ

Введение.

Полное фирменное наименование эмитента.

на русском языке - *Открытое акционерное общество "Центральная телекоммуникационная компания";*

на английском языке - *Joint-Stock Central Telecommunication Company.*

Сокращенное фирменное наименование эмитента:

на русском языке - *ОАО "ЦентрТелеком";*

на английском языке - *JSC CenterTelecom.*

Место нахождения эмитента:

Российская Федерация, 141400 г. Химки Московской области, ул. Пролетарская, дом 23.

Почтовый адрес эмитента:

125993 г. Москва, ГСП-3, Дегтярный пер., дом 6, стр.2

Тел.: ***(095) 209-3434*** Факс: ***(095) 209-3007***

Адрес электронной почты: info@centertelecom.ru

Адрес страницы в сети "Интернет", на которой публикуется полный текст ежеквартального отчета эмитента: www.centertelecom.ru

Основные сведения о ценных бумагах эмитента, находящихся в обращении:

Сведения об акциях эмитента.

Вид ценных бумаг: ***акции***

Категория: ***обыкновенные***

Форма ценных бумаг: ***именные бездокументарные***

Номинальная стоимость одной ценной бумаги выпуска (руб.): ***3 руб.***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***1 578 006 833 (Один миллиард пятьсот семьдесят восемь миллионов шесть тысяч восемьсот тридцать три) штук.***

Вид ценных бумаг: ***акции***

Категория: ***привилегированные типа А***

Форма ценных бумаг: ***именные бездокументарные***

Номинальная стоимость одной ценной бумаги выпуска (руб.): ***3 руб.***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***525 992 822 (Пятьсот двадцать пять миллионов девятьсот девяносто две тысячи восемьсот двадцать две) штуки.***

Сведения об облигациях эмитента.

Вид ценных бумаг: ***облигации***

Серия: ***1-К***

Тип: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Номинальная стоимость одной ценной бумаги выпуска: ***500 руб.***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***11 397 шт.***

Вид ценных бумаг: *облигации*
Серия: ***2-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 000 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***260 шт.***

Вид ценных бумаг: *облигации*
Серия: ***3-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***5 396 шт.***

Вид ценных бумаг: *облигации*
Серия: ***4-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 000 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: *70*

Вид ценных бумаг: *облигации*
Серия: ***5-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***3 600 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***498 шт.***

Вид ценных бумаг: *облигации*
Серия: ***6-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные документарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***499 шт.***

Вид ценных бумаг: *облигации*
Серия: ***7-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***499 шт.***

Вид ценных бумаг: *облигации*

Серия: ***8-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***500 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***9-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***50 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***10-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***200 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***11-К***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 500 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***500 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***2-И***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***50 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***212 701 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***3-И***
Тип: ***процентные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***6 000 руб.***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***349 шт.***

Вид ценных бумаг: ***облигации***
Серия: ***4-И***
Тип: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Номинальная стоимость одной ценной бумаги выпуска: ***4 000 руб.***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***68 шт.***

Вид ценных бумаг: ***облигации документарные процентные неконвертируемые на предъявителя серии 03***

Серия: ***03***

Тип: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Номинальная стоимость одной ценной бумаги выпуска: ***1 000 руб.***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***2 000 000 штук***

Вид ценных бумаг: ***процентные документарные неконвертируемые облигации на предъявителя серии 04 с обязательным централизованным хранением***

Серия: ***04***

Тип: ***процентные***

Полное наименование ценных бумаг выпуска: ***процентные документарные неконвертируемые облигации на предъявителя серии 04 с обязательным централизованным хранением***

количество ценных бумаг выпуска: ***7 000 000 (Семь миллионов) штук.***

Количество размещенных ценных бумаг:***5 622 595 (пять миллионов шестьсот двадцать две тысячи пятьсот девяносто пять) штук***

номинальная стоимость (в случае, если наличие номинальной стоимости предусмотрено законодательством Российской Федерации): ***1 000 (Одна тысяча) рублей***

Иная информация: отсутствует.

Настоящий ежеквартальный отчет содержит оценки и прогнозы уполномоченных органов управления эмитента касательно будущих событий и / или действий, перспектив развития отрасли экономики, в которой эмитент осуществляет основную деятельность, и результатов деятельности эмитента, в том числе планов эмитента, вероятности наступления определенных событий и совершения определенных действий. Инвесторы не должны полностью полагаться на оценки и прогнозы органов управления эмитента, так как фактические результаты деятельности эмитента в будущем могут отличаться от прогнозируемых результатов по многим причинам. Приобретение ценных бумаг эмитента связано с рисками, описанными в настоящем ежеквартальном отчете.

I. Краткие сведения о лицах, входящих в состав органов управления эмитента, сведения о банковских счетах, об аудиторе, оценщике и о финансовом консультанте эмитента, а также об иных лицах, подписавших ежеквартальный отчет

1.1. Лица, входящие в состав органов управления эмитента

Совет директоров эмитента.

Председатель: ***Яшин Валерий Николаевич,1941г.р.***

Члены совета директоров:

Мазалов Иван Николаевич-1972 г.р.
Амарян Рубен Андроникович-1949 г.р.
Дегтярев Валерий Викторович-1957 г.р.
Антонюк Борис Дмитриевич-1949 г.р.
Кузнецов Сергей Иванович-1953 г.р.
Грибов Александр Павлович-1972 г.р.
Бескоровайный Андрей Владимирович-1958 г.р.
Милованцев Дмитрий Александрович-1971 г.р.
Киселев Александр Николаевич-1962 г.р.
Фингер Григорий Моисеевич-1966 г.р.

Единоличный исполнительный орган – Генеральный директор
Амарян Рубен Андроникович,1949 г.р.

Коллегиальный исполнительный орган - Правление.

Амарян Рубен Андроникович,1949 г.р. - Председатель правления
Журавлева Элла Михайловна, 1961 г.р.
Забузова Елена Викторовна, 1950 г.р.
Константинова Раиса Павловна, 1954 г.р.
Локотков Алексей Алексеевич, 1950 г.р.
Межуев Николай Викторович, 1962 г.р.
Пегасов Максим Александрович,1966 г.р.
Приданцев Сергей Владимирович, 1967 г.р.
Савченко Виктор Дмитриевич,1960 г.р.
Соцкова Татьяна Николаевна, 1958 г.р.
Сычев Валерий Павлович, 1947 г.р.

1.2.Сведения о банковских счетах эмитента.

Перечень основных счетов ОАО "ЦентрТелеком" по состоянию на 30.09.2005г.

Наименование филиала / структурного подразделения	Полное наименование банка (головной)	Сокращенное фирменное наименование банка	Местонахождение банка (место государственной регистрации банка)	Наименование филиала банка (где обслуживается)	Адрес филиала банка (где обслуживается)	ИНН банка	Расчетный счет подразделения	БИК филиала банка	Кор. счет филиала банка	Тип счета
ОАО «ЦентрТелеком»/ Генеральная дирекция	Закрытое акционерное общество "Коммерческий банк развития предпринимательской деятельности" "ГУТА-БАНК"	ЗАО КБ "ГУТА-БАНК"	127006, г.Москва, ул. Долгоруковская, д.5	филиал ЗАО КБ "ГУТА-БАНК" "ГУТА-МГТС"	107045, г.Москва, Сухаревская площадь, д.14/7	7710353606	40702810400010017541	044583153	30101810200000000153	расчетный
ОАО «ЦентрТелеком»/ Генеральная дирекция	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	7744000912	40702810000120612326	044583119	30101810600000000119	расчетный

ОАО «ЦентрТелеком»/ Генеральная дирекция	Акционерный Коммерческий Банк "Московский Деловой Мир" (открытое акционерное общество)	АКБ "МДМ-Банк" (ОАО)	115172, г.Москва, Котельническая наб., д.33, стр.1	АКБ "МДМ-Банк"	115172, г.Москва, Котельническая наб., д.33, стр.1	7706074960	40702810100010026721	044525466	30101810900000000466	расчетный
ОАО «ЦентрТелеком»/ Генеральная дирекция	Акционерный коммерческий банк "РОСБАНК" (открытое акционерное общество)	АКБ "Росбанк" (ОАО)	107078, г.Москва, ул. Маши Порываевой, д. 11	Доп. офис "Волоколамское" АКБ "Росбанк"	125080, г.Москва, Волоколамское шоссе, д.1	7730060164	40702810830020011606	044525256	30101810000000000256	расчетный
ОАО «ЦентрТелеком»/ Генеральная дирекция	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Среднерусский банк СБРФ	109544, г. Москва, ул. Большая Андроньевская, д.8	7707083893	40702810740020100852	044525225	30101810400000000225	расчетный
ОАО «ЦентрТелеком»/ Генеральная дирекция	Банк внешней торговли (открытое акционерное общество)	ОАО Внешторгбанк	103031г. Москва, ул. Кузнецкий мост, 16	ОАО Внешторгбанк	109147, г. Москва, ул. Марксистская, 5	7702070139	40702810000090220287	044525187	30101810700000000187	расчетный
ОАО «ЦентрТелеком»/ Генеральная дирекция	"АЛЬФА-БАНК" (открытое акционерное общество)	ОАО "АЛЬФА-БАНК"	107078, г. Москва, ул. Каланчёвская, д.27	ОАО "АЛЬФА-БАНК"	123242, г. Москва, ул. Красная Пресня, д. 12, стр.1	7728168971	40702810201400000637	044525593	30101810200000000593	расчетный

ОАО «ЦентрТелеком»/Генеральная дирекция	"Банк Москвы" (открытое акционерное общество)	ОАО "Банк Москвы"	107996, г. Москва, ул. Рождественка, д. 8/15, стр.3	ОАО « Банк Москвы» отделение «Никольское»	107996, г. Москва, ул. Рождественка, д. 8/15, стр.3	7702000406	40702810200510000613	044525219	30101810500000000219	расчетный
ОАО «ЦентрТелеком» Белгородский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	Белгородский филиал АКБ «Промсвязьбанк» (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	7744000912	40702810800000013101	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Белгородский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	Белгородский филиал АКБ «Промсвязьбанк» (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	7744000912	40702810100120612336	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Брянский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	Брянский филиал АКБ «Промсвязьбанк» (ЗАО)	241038, г. Брянск, ул. Сталелитейная, д.2	7744000912	40702810320000388801	041501777	30101810800000000777	расчетный
ОАО «ЦентрТелеком» Брянский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	Брянский филиал АКБ «Промсвязьбанк» (ЗАО)	241038, г. Брянск, ул. Сталелитейная, д.2	7744000912	40702810620000388802	041501777	30101810800000000777	расчетный
ОАО «ЦентрТелеком» Владимирский филиал	Акционерный коммерческий банк «Московский Индустриальный банк»	ОАО АКБ «МИБ»	115419, г. Москва, ул. Орджоникидзе, д.5	Филиал АКБ «Московский Индустриальный банк»	600015, г. Владимир, пр-т Ленина, д. 35	7725039953	40702810800261001682	041708716	30101810200000000716	расчетный

	(открытое акционерное общество)									
ОАО «ЦентрТелеком» Владимирский филиал	Акционерный коммерческий банк «Московский Индустриальный банк» (открытое акционерное общество)	ОАО АКБ «МИБ»	115419, г. Москва, ул. Орджоникидзе, д.5	Филиал АКБ «Московский Индустриальный банк»	600015, г. Владимир, пр-т Ленина, д. 35	7725039953	40702810100262001682	041708716	30101810200000000716	расчетный
ОАО «ЦентрТелеком» Воронежский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	Воронежский филиал АКБ «Промсвязьбанк» (ЗАО)	394006, г. Воронеж, ул. 20 лет Октября, д.78	7744000912	40702810200010000319	042007882	30101810700000000882	расчетный
ОАО «ЦентрТелеком» Воронежский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	д/о «Центральный» АКБ «Промсвязьбанк» (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	7744000912	40702810800120612335	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Калужский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Калужское ОСБ № 8608	248003, г. Калуга, ул. М. Горького, д.63	7707083893	40702810322240104184	042908612	30101810100000000612	расчетный

ОАО «ЦентрТелеком» Калужский филиал	Калужский газовый и энергетический акционерный банк»Газэнергобанк» (открытое акционерное общество)	АКБ «Газэнергобанк» (ОАО)	248030, г. Калуга, ул. Плеханова, д.4	Калужский газовый и энергетический акционерный банк»Газэнергобанк»	248030, г. Калуга, ул. Плеханова, д.4	4026006420	40702810500000000687	042908701	30101810600000000701	расчетный
ОАО «ЦентрТелеком» Курский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Курское ОСБ № 8596	305004, г. Курск, ул. Ленина, д.67	7707083893	40702810133020103140	043807606	30101810300000000606	расчетный
ОАО «ЦентрТелеком» Курский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Среднерусский банк СБРФ	109544, г. Москва, ул. Большая Андроньевская, д.8	7707083893	40702810040020101027	04525225	30101810400000000225	расчетный
ОАО «ЦентрТелеком» Липецкий филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Липецкое ОСБ № 8593	398600, г. Липецк, ул. Первомайская, д.3	7707083893	40702810435000102700	044206604	30101810800000000604	расчетный

ОАО «ЦентрТелеком» Липецкий филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Липецкое ОСБ № 8593	398600, г. Липецк, ул. Первомайская, д.3	7707083893	40702810535000102710	044206604	30101810800000000604	расчетный
ОАО «ЦентрТелеком» Московский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	АКБ «Промсвязьбанк» (ЗАО)	109052, г. Москва, Волоколамское шоссе, д.2 стр.1	7744000912	40702810700120612338	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Московский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	АКБ «Промсвязьбанк» (ЗАО)	109052, г. Москва, Волоколамское шоссе, д.2 стр.1	7744000912	40702810400120612337	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Московский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	АКБ «Промсвязьбанк» (ЗАО)	109052, г. Москва, Волоколамское шоссе, д.2 стр.1	7744000912	40702810400120612375	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Орловский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Орловское ОСБ № 8595	302028, г. Орел, ул. Брестская, д.8	7707083893	40702810047000110794	045402601	30101810300000000601	расчетный

ОАО «ЦентрТелеком» Орловский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Орловское ОСБ № 8595	302028, г. Орел, ул. Брестская, д.8	7707083893	40702810347000110795	045402601	30101810300000000601	расчетный
ОАО «ЦентрТелеком» Рязанский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Рязанское ОСБ № 8606	390000, г. Рязань, ул. Пожалостина, д.19	7707083893	40702810353000161505	046126614	30101810500000000614	расчетный
ОАО «ЦентрТелеком» Рязанский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Рязанское ОСБ № 8606	390000, г. Рязань, ул. Пожалостина, д.19	7707083893	40702810653000161506	046126614	30101810500000000614	расчетный
ОАО «ЦентрТелеком» Смоленский филиал	Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество)	МКБ «Связь-Банк» (ОАО)	125375, г. Москва, ул. Тверская, д.7	Смоленский филиал ОАО АКБ «Связь-Банк»	214018, г. Смоленск, ул. Панфилова, д.5	7710301140	40702810100291000196	046614737	30101810400000000737	расчетный
ОАО «ЦентрТелеком» Смоленский филиал	Акционерный Коммерческий Банк "Промсвязьбанк"	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	Смоленский филиал АКБ «Промсвязьбанк» (ЗАО)	214000, г. Смоленск, ул. Пржевальского, д. 7а	7744000912	40702810720000894302	046614720	30101810200000000720	расчетный

	(закрытое акционерное общество)									
ОАО «ЦентрТелеком» Тамбовский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Тамбовское ОСБ № 8594	392002, г. Тамбов, ул. К. Маркса, д.130	7707083893	40702810061000103297	046850649	30101810800000000649	расчетный
ОАО «ЦентрТелеком» Тамбовский филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Среднерусский банк СБРФ	109544, г. Москва, ул. Большая Андроньевская, д.8	7707083893	40702810740020101026	044525225	30101810400000000225	расчетный
ОАО «ЦентрТелеком» Тверской филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Среднерусский банк СБРФ	109544, г. Москва, ул. Большая Андроньевская, д.8	7707083893	40702810040020101111	044525225	30101810400000000225	расчетный
ОАО «ЦентрТелеком» Тверской филиал	Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное	Сбербанк России (ОАО)	117997, г.Москва, ул.Вавилова, д.19	Среднерусский банк СБРФ	109544, г. Москва, ул. Большая Андроньевская, д.8	7707083893	40702810340020101112	044525225	30101810400000000225	расчетный

	общество)									
ОАО «ЦентрТелеком» Тульский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	АКБ «Промсвязьбанк» (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	7744000912	40702810500120612334	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Тульский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	АКБ «Промсвязьбанк» (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	7744000912	40702810300120612301	044583119	30101810600000000119	расчетный
ОАО «ЦентрТелеком» Верхневолжский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	ЯФ АКБ «Промсвязьбанк» (ЗАО)	150003, г. Ярославль, Республиканский пр., д.16	7744000912	40702810610000212901	047888707	30101810800000000707	расчетный
ОАО «ЦентрТелеком» Верхневолжский филиал	Акционерный Коммерческий Банк "Промсвязьбанк" (закрытое акционерное общество)	АКБ "Промсвязьбанк" (ЗАО)	109052, г.Москва, ул. Смирновская, д.10, стр.22	ЯФ АКБ «Промсвязьбанк» (ЗАО)	150003, г. Ярославль, Республиканский пр., д.16	7744000912	40702810910000212902	047888707	30101810800000000707	расчетный

1.3. Сведения об аудиторе эмитента.

1. Полное фирменное наименование аудитора: ***Общество с ограниченной ответственностью "Эрнст энд Янг"***

Сокращенное фирменное наименование: ***ООО "Эрнст энд Янг"***

Место нахождения аудиторской организации : ***Россия, 115035, Москва, Садовническая наб., 77, стр.1***

ИНН: ***7709383532***

Почтовый адрес: ***Россия, 115035, Москва, Садовническая наб., 77, стр.1***

Тел.: *7 (095) 755 9700* Факс: *7 (095) 755 9701*

Адрес электронной почты: ***vadim.balashov@ru.eyi.com***

Данные о лицензии аудитора:

Номер лицензии: ***E002138***

Дата выдачи: ***30.09.2002***

Срок действия: ***до 30.09.2007***

Орган, выдавший лицензию: ***Министерство Финансов Российской Федерации***

На 2005 год годовым общим собранием акционеров (30.06.05) утверждено ООО «Эрнст энд Янг».

Факторы, которые могут оказать влияние на независимость аудитора от эмитента, в том числе информация о наличии существенных интересов, связывающих аудитора (должностных лиц аудитора) с эмитентом (должностными лицами эмитента):

наличие долей участия аудитора (должностных лиц аудитора) в уставном (складочном) капитале (паевом фонде) эмитента: ***такие доли отсутствуют.***

предоставление заемных средств аудитору (должностным лицам аудитора) эмитентом: ***указанные средства не предоставлялись.***

наличие тесных деловых взаимоотношений (участие в продвижении продукции (услуг) эмитента, участие в совместной предпринимательской деятельности и т.д.), а также родственных связей: ***указанные связи отсутствуют.***

сведения о должностных лицах эмитента, являющихся одновременно должностными лицами аудитора (аудитором): ***указанных лица отсутствуют.***

Порядок выбора аудитора эмитента:

наличие процедуры тендера, связанного с выбором аудитора, и его основные условия: ***процедура тендера отсутствует.***

процедура выдвижения кандидатуры аудитора для утверждения собранием акционеров (участников), в том числе орган управления, принимающий соответствующее решение:

Аудитор избирается общим собранием акционеров Общества. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового Общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества.

Информация о работах, проводимых аудитором в рамках специальных аудиторских заданий: **работы не проводились.**

Порядок определения размера вознаграждения аудитора: ***Условия договора, заключаемого с аудитором, в том числе размер оплаты его услуг, утверждается Советом директоров Общества***

Информация о наличии отсроченных и просроченных платежей за оказанные аудитором услуги: ***отсроченных и просроченных платежей за оказанные услуги нет***

Существенных интересов, связывающих аудитора (должностных лиц аудитора) с эмитентом (должностными лицами эмитента) не имеется.

1.4. Сведения об оценщике эмитента.

Для определения рыночной стоимости размещаемых ценных бумаг и размещенных ценных бумаг, находящихся в обращении (обязательства по которым не исполнены): ***оценщик не привлекался;***

Для определения рыночной стоимости имущества, являющегося предметом залога по размещаемым облигациям эмитента с залоговым обеспечением или размещенным облигациям эмитента с залоговым обеспечением, обязательства по которым не исполнены: ***оценщик не привлекался*** ;

Для определения рыночной стоимости основных средств или недвижимого имущества эмитента, в отношении которых эмитентом осуществлялась переоценка стоимости, отраженная в иных разделах ежеквартального отчета: ***оценщик не привлекался, переоценка не производилась***;

оказания иных услуг по оценке, связанных с осуществлением эмиссии ценных бумаг, информация о которых указывается в ежеквартальном отчете: оценщик не привлекался, иные услуги не оказывались.

сведения об оценщике эмитента, являющегося акционерным инвестиционным фондом: ***эмитент не является акционерным инвестиционным фондом***

1.5. Сведения о консультантах эмитента.

Полное фирменное наименование: ***Открытое акционерное общество "Федеральная фондовая корпорация"***

Сокращенное фирменное наименование: ***ОАО "ФФК"***

Место нахождения: ***119034, г. Москва, ул. Остоженка, 25***

Контактный телефон: ***(095)737-86-30, (095)737-86-31***

Факс: ***(095) 737-86-32***

Адрес электронной почты: ***fsc@fscorp.ru***

Номер, дата выдачи и срок действия лицензии профессионального участника рынка ценных бумаг, наименование органа, выдавшего такую лицензию:

Лицензия профессионального участника рынка ценных бумаг на осуществление брокерской деятельности

Номер лицензии: ***№ 077-06174-100000***

Дата выдачи: ***29 августа 2003 г.***

Срок действия: ***без ограничения срока действия.***

Наименование органа, выдавшего такую лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Лицензия профессионального участника рынка ценных бумаг на осуществление дилерской деятельност

Номер лицензии: ***№ 077-06178-010000***

Дата выдачи: ***29 августа 2003 г.***

Срок действия: ***без ограничения срока действия***

Наименование органа, выдавшего такую лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Услуги, оказываемые консультантом: осуществление мониторинга раскрытия ОАО "ЦентрТелеком" информации в следующих формах: сообщений о существенных фактах, ежеквартальных отчетах. Мониторинг раскрытия информации заключается в проверке соответствия сроков раскрытия информации, порядка и полноты раскрываемой информации требованиям действующих нормативных правовых актов Российской Федерации, включая нормативные правовые акты ФКЦБ России.

Адрес страницы в сети "Интернет", которая используется финансовым консультантом для раскрытия информации об эмитенте: ***www.fscorp.ru***

1.6. Сведения об иных лицах, подписавших ежеквартальный отчет.

Таких лиц нет.

II.Основная информация о финансово-экономическом состоянии эмитента.

2.1. Показатели финансово-экономической деятельности эмитента.

Показатели, характеризующие финансовое состояние эмитента:

Наименование показателя	9 мес. 2004 г.	9 мес. 2005 г.
Стоимость чистых активов эмитента, тыс. руб.	15203478	16015260
Отношение суммы привлеченных средств к капиталу и резервам, %	178,83	186,0
Отношение суммы краткосрочных обязательств к капиталу и резервам, %	87,55	92,68
Покрытие платежей по обслуживанию долгов, %	31,65	40,02
Уровень просроченной задолженности, %	2,00	2,04
Оборачиваемость дебиторской задолженности, раз	4,51	6,89
Доля дивидендов в прибыли, %	В годовом исчислении	В годовом исчислении
Производительность труда, руб./чел.	261 768	307 356
Амортизация к объему выручки , %	10,38	12,5

Для расчета приведенных показателей использовалась методика, рекомендованная Приказом ФСФР России от16.03.2005г. №05-5/пз-н.

Показатели рассчитаны по состоянию на дату окончания отчетного квартала (с использованием накопленных данных)

Сумма чистых активов эмитента за 9месяцев текущего года по сравнению с аналогичным периодом прошлого года увеличилась на 5,3 % и значительно превышает размер уставного капитала (в 2,5 раза). Разница чистых активов и уставного капитала является показателем устойчивости финансового состояния.

За 9 месяцев 2005 года изменился в сторону увеличения показатель «Отношение суммы привлеченных средств к капиталу и резервам», причем на его рост повлияло, как увеличение доли привлекаемых краткосрочных кредитов и займов, так и перевод долгосрочной задолженности по полученным кредитам и займам в состав краткосрочной в соответствии с действующим Положением по бухгалтерскому учету «Учет займов и кредитов и затрат по их обслуживанию» ПБУ 15/01 (утвержденным приказом Минфина РФ от 2 августа 2001 г. № 60н) и Положением об учетной политике ОАО «ЦентрТелеком» на 2005 год.

В результате проводимой работы по сокращению дебиторской задолженности за 9 месяцев текущего года улучшился показатель ее оборачиваемости по сравнению с соответствующим периодом прошлого года.

2.2. Рыночная капитализация эмитента.

Рыночная капитализация эмитента за 5 последних завершенных финансовых лет:

Расчетный месяц	**Капитализация,USD**
Декабрь 2000г.	101 354 959

Декабрь 2001г.	16 226 717
Декабрь 2002г.	153 428 191
Декабрь 2003г.	690 638 646
Декабрь 2004	567 423 035
Март 2005	801 987 594
Июнь 2005	720 430 934
Сентябрь 2005	779 101 418

Ценные бумаги эмитента прошли листинг и допущены к обращению на ЗАО «Фондовая биржа ММВБ» (CTLK, CTLKP), на Классическом рынке НП «Фондовая биржа РТС»(ESMO, ESMOP), Биржевом рынке ОАО «Фондовая биржа РТС»(ESMOG, ESMOPG).

Американские Депозитарные Расписки (АДР)на обыкновенные акции общества торгуются на:

-Внебиржевом рынке США-ОТС (CRMUY);

-Франкфуртской бирже (CRMUy.F);

-Берлинской фондовой бирже (CRMUy.BE)

Описание методики (методик) определения рыночной капитализации эмитента:

Для расчета капитализации ценных бумаг взяты данные, представленные на официальном сайте НП «Фондовая биржа РТС»

Данные рассчитаны на основе двухсторонних сделок, заключенных во время торговой сессии.

Рыночная капитализация рассчитывается как произведение количества акций соответствующей категории на средневзвешенную цену одной акции этой категории, рассчитанную по 10 наиболее крупным сделкам, совершенным через организатора торговли на рынке ценных бумаг за последний месяц отчетного периода (или за 3 месяца, предшествующих завершению каждого отчетного периода (согласно Постановлению ФКЦБ России от 24.12.2003 г. №03-52/пс).

С июня 2005 года рыночная капитализация рассчитывается как произведение количества акций соответствующей категории на средневзвешенную цену одной акции этой категории, рассчитанную по 10 наиболее крупным сделкам, совершенным через организатора торговли на рынке ценных бумаг в месяце, предшествующем месяцу, в котором заканчивается последний отчетный квартал. (согласно Приказу ФСФР России от 16марта 2005 г. №05-5/пз-н).

Капитализация эмитента за 2001 год определяется как произведение количества привилегированных акций на средневзвешенную цену одной акции (по обыкновенным акциям сделок было за три месяца 3)

2.3. Обязательства эмитента.

2.3.1. Кредиторская задолженность.

Наименование кредиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
Кредиторская задолженность перед поставщиками и подрядчиками,руб.	2 933 533 545	2 407 284 657
в том числе просроченная, руб.	72 245 221	X

Кредиторская задолженность перед персоналом организации, руб.	233 816 683	
в том числе просроченная, руб.	0	X
Кредиторская задолженность перед бюджетом и государственными внебюджетными фондами, руб.	683 293 200	36 547 734
в том числе просроченная, руб.	0	X
Кредиты, руб.	4 007 209 359	5 585 580 355
в том числе просроченная, руб.	368 866 329	X
Займы, всего, руб.	4 525 752 387	5 744 930 804
в том числе просроченная, руб.	7 000	X
в том числе облигационные займы, руб.	2 109 564 265	5 642 857 946
в том числе просроченные облигационные займы, руб.	0	X
Прочая кредиторская задолженность, руб.	1 504 782 245	709 107 409
в том числе просроченная, руб.	146 493 857	X
ИТОГО, руб.	**13 888 387 419**	**14 483 450 959**
в том числе итого просроченная, руб.	**587 612 407**	**X**

*(данные представлены с учетом стр.630 ф.1 «Задолженность участникам (учредителям) по выплате доходов»).

Общая сумма кредиторской задолженности и общая сумма просроченной кредиторской задолженности эмитента:

Наименование кредиторской задолженности	**По состоянию на 30.09.2005г.**
Общая сумма кредиторской задолженности, всего, в руб.	28 371 838 378
в том числе сумма просроченной кредиторской задолженности, руб.	587 612 407

*(данные представлены с учетом стр.630 ф.1 «Задолженность участникам (учредителям) по выплате доходов»).

Основную часть просроченной задолженности составляет задолженность перед Внешэкономбанком. В настоящее время Минфин РФ разрабатывает проект реструктуризации задолженности, непосредственно вопрос реструктуризации курирует ОАО «Связьинвест».

За 9 месяцев 2005г. по ОАО «РТК-Лизинг» кредиторская задолженность составляет в сумме 3 349 177 тыс.руб., что и составляет 10% от общей суммы кредиторской задолженности (2 837 184 тыс.руб.):

полное фирменное наименование кредитора: ***Открытое акционерное общество «РТК-лизинг».***

сокращенное фирменные наименования: ***ОАО «РТК-Лизинг»***

место нахождения: ***РФ, 103091, г. Москва, ул Делегатская, д.5***

фактический адрес: ***РФ, 129110, г. Москва, ул. Щепкина, д.42, стр.2а***

сумма кредиторской задолженности (на 30.09. 2005): 3 702 032 ***тыс. рублей***

размер просроченной кредиторской задолженности: ***просроченная кредиторская задолженность отсутствует.***

Указанный кредитор не является аффилированным лицом Эмитента.

2.3.2. Кредитная история эмитента.

Кредитные договора и договора займа, имеющие сумму основного долга 5 и более процентов от балансовой стоимости активов по состоянию на 30.09.05г., а также за 5 последних завершенных финансовых лет, отсутствуют.

Балансовая стоимость активов на 30.09.05г. составляет 44 387 299 тыс.руб. Пять процентов от балансовой стоимости активов составит 2 219 365 тыс. руб.

Кредитные договора и договора займа, имеющие сумму основного долга 5 и более процентов от балансовой стоимости активов за 5 последних завершенных финансовых лет отсутствовали.

2.3.3. Обязательства эмитента из обеспечения, предоставленного третьим лицам.

Общая сумма обязательств из представленного им обеспечения и общей сумме обязательств третьих лиц, по которым Общество представило обеспечение, в том числе в форме залога или поручительства.

Стоимость обязательств на **30.09.05г**. в тыс. руб. – 14 910 938

в том числе:

стоимость залога (обязательства эмитента) по состоянию на 30.09.05г. в тыс. руб. – 9 562 422

сумма поручительства по обязательствам, выданным третьим лицам, по состоянию на 30.09.05г. в тыс.руб. – 3 010 203

За 9 месяцев 2005г. обязательства эмитента по представлению обеспечения третьим лицам (в т.ч. в форме залога и поручительства), составляющие не менее 5% от балансовой стоимости активов, отсутствуют (5% от балансовой стоимости активов составляет 2 219 365 тыс.руб.), т.к. вышеприведенные суммы включают разные обязательства, каждое из которых менее 5%.

2.3.4. Прочие обязательства эмитента.

Прочих обязательств нет.

2.4. Цели эмиссии и направления использования средств, полученных в результате размещения эмиссионных ценных бумаг.

Облигационный заем ОАО «ЦентрТелеком» серия 03 в сумме 2000 млн. рублей размещ[illegible] в сентябре 2003 года. Средства от размещения указанного облигационного займа направлены на погашение краткосрочных бридж-кредитов и уплату процентов по ним МДМ-Банку и ИК «Тройка Диалог», являющимися организаторами размещения облигаций, в сумме 800 млн. рублей, на инвестиционную деятельность ОАО «ЦентрТелеком» в сумме 128 млн. рублей, на оплату НДС за сентябрь месяц в сумме 193 млн. рублей, на оплату услуг Росгосстраху по централизованному страхованию телекоммуникационного оборудования Общества в сумме 47 млн. рублей, на оплату услуг Ростелекому в соответствии с заключенным договором № 2100/9755 в сумме 51 млн. рублей, на оплату услуг по договору с ЗАО «Открытые технологии» в сумме 111 млн. рублей. На погашение облигационного займа серии 01 и выплату купонов по нему направлено 650 млн. рублей. (Облигации серии 01 погашены в ноябре 2003г.)

Облигационный заем ОАО «ЦентрТелеком» серии 04 размещен в августе 2004 года. Средства полученные от размещения облигаций в размере 5,622 млрд. рублей, Общество направило на финансирование инвестиционной деятельности.

КРАТКОЕ ОПИСАНИЕ НАИБОЛЕЕ КРУПНЫХ ИНВЕСТИЦИОННЫХ ПРОЕКТОВ 2004 года

Приоритетными направлениями в инвестиционным плане отдается проектам, направленным на представление абонентам современных услуг связи.

По направлениям развития связи:

Кабельное телевиденье.

В г. Костроме планируется строительство широкополосной гибридной (оптоволоконной) сети кабельного телевидения. Сеть позволит осуществить трансляцию 12 телевизионных каналов; трансляцию каналов радиовещания и передачу данных (Интернет). Предполагаемое количество абонентов 60-70 тысяч.

Мультисервисные сети (сети передачи данных, доступ к Интернет, корпоративные сети)

Строительство планируется на базе оборудования Cisco с внедрением технологий магистральных сетей ATM Gigabit Ethernet , Frame Relai., MPLS на следующих филиалах: Липецком, Тамбовском, Московском и Воронежском. Одновременно, планируется организация видеоконференцсвязи для предоставления услуг корпоративного сервиса и предоставления коммерческих услуг (конкурс по выбору поставщика), а также организация сети предачи данных ОАО «ЦентрТелеком» с использованием возможностей РТКомм.РУ.

Центры обработки вызовов

Планируется устанавливать операторские центры «Протей» производства ЛОНИИС, которые будут предоставлять консультационные услуги, справки с использованием системы распределения вызовов.

Интеллектуальные сети

Строительство планируется на базе оборудования АПК СТК «Диалог» на Тверском и Воронежском филиалах.

Сети IP телефонии

Планируется строительство на базе оборудования Cisco на филиалах: Воронежском, Тверском и Тамбовском и оборудования «Светец» на Орловском филиале.

По предварительным прогнозам в течение периода обращения ценных бумаг эмитента, т.е. 2005 - 2009 гг. прогнозируется стабильное поступление денежных средств от текущей деятельности направленное на погашение расходов (включая выплаты по купонам и погашение облигаций эмитента 3-го и 4-го выпусков.

Прогноз движения денежных средств включая текущую, инвестиционную и финансовую деятельность :

Прогноз движения денежных средств (тыс.руб.)	2005г.	2006г.	2007г.	2008г.	2009г.
Поступления денежных средств, включая облигационный займ	47401160	56519624	65 250 837	70 640 313	85644506
Расходы, включая выплату купонов и погашения облигаций	47481401	56394224	65 328 191	70 707 599	85689428
Окупаемость затрат	0,9983	1,0022	0,9988	0,9990	0,9995

2.5. Риски, связанные с приобретением размещаемых (размещенных) эмиссионных ценных бумаг.

2.5.1. Отраслевые риски.

Идущие процессы интеграции альтернативных телекоммуникационных компаний в крупные

межнациональные холдинги.

Изменения в законодательной базе. В связи с изменениями нормативно-правовых документов в области связи с 01.01.06 ОАО «ЦентрТелеком» будет являться оператором сети зоновой телефонной связи и будет присоединяться к операторам МГ и МН (дальней) связи – ОАО «Ростелеком» и другим, имеющим соответствующую лицензию. Доходами ОАО «ЦентрТелеком» будут являться платежи Ростелекома и других операторов дальней связи за зоновое инициирование и завершение МГ и МН вызовов, а также агентское вознаграждение за осуществление функций по проведению расчетов с пользователями и выставление им счетов, ведение работы с дебиторами и претензионной работы и т.п. Т.о. изменения нормативной базы отрасли «Связь» приводит к изменениям технических, организационных и экономических моделей межоператорских взаимоотношений и бизнес-процессов предоставления услуг связи абонентам.

ОАО "ЦентрТелеком", учитывает возможные негативные последствия указанных рисков и предпринимает усилия по их преодолению.

ОАО "ЦентрТелеком" реализует маркетинговую стратегию, основной целью которой является сохранение доли рынка, повышение доходности от нерегулируемых услуг связи, а также повышение конкурентоспособности компании на рынке услуг связи.

Риски, связанные с изменением цен на регулируемые государством услуги связи, могут повлечь кратковременное снижение спроса на данные услуги и обострение конкуренции. В этих условиях ОАО «ЦентрТелеком» будет активно продвигать услуги, предоставляемые по нерегулируемым тарифам, тем самым не допуская существенного снижения доходов.

Ухудшение ситуации в отрасли и положения Эмитента на рынке может быть вызвано следующими экономическими факторами:

- общим падением объемов производства и снижением темпов экономического роста;
- превышением темпов девальвации рубля над темпом роста тарифов, что приведет к значительному росту отрицательных курсовых разниц и удорожанию обслуживания валютных долговых обязательств;
- экономическими рисками, присущими Российской Федерации в целом, включая уровень макроэкономической нестабильности в стране, наличие вероятности изменений в законодательстве, в результате которых возможно снижение прибыли Эмитента, либо ужесточение порядка налогообложения доходов по ценным бумагам.

В случае негативного развития ситуации Эмитент планирует:

- использовать конкурентные преимущества:

разветвленная сетевая инфраструктура;

высокое качество обслуживания, несмотря на рост клиентской базы.

- оптимизировать структуру производственных затрат;
- пересмотреть инвестиционную программу компании;
- скорректировать ценовую и маркетинговую политику компании;
- изменить структуру предоставляемых услуг в целях максимизации прибыли.

ОАО «ЦентрТелеком» управляет рисками, связанными с деятельностью компании. В целом, влияние отраслевых рисков на деятельность Эмитента и исполнение обязательств по ценным бумагам можно оценить как минимальное. У компании существует единая сетевая инфраструктура на территории ЦФО. Это позволяет оказывать широкий спектр услуг на рынке телекоммуникаций, оставаться конкурентоспособной компанией и повышать рентабельность услуг.

2.5.2. Страновые и региональные риски.

Риски, связанные с политической и экономической ситуацией в стране (странах) и регионе, в которых эмитент зарегистрирован в качестве налогоплательщика и/или осуществляет основную деятельность при условии, что основная деятельность эмитента в такой стране (регионе) приносит 10 и более процентов доходов за последний завершенный отчетный период, предшествующий дате окончания последнего отчетного квартала:

Правительство Российской Федерации оказывает влияние на деятельность Эмитента посредством

принятия законодательных и регулятивных мер, что может в значительной степени повлиять на финансовое положение и результаты деятельности Эмитента.

Основными факторами возникновения политических рисков являются:

несовершенство законодательной базы, регулирующей экономические отношения;

недостаточная эффективность судебной системы;

неустойчивость власти субъектов Российской Федерации.

К числу прочих факторов риска, которые могут повлиять на деятельность Эмитента, также относятся:

- неопределенность в образовании тарифов, устанавливаемых МАП и их влияния на операции компании;
- *изменение действующего законодательства в области бухгалтерского учета.*

Политическую, равно как и экономическую, ситуацию в стране можно оценить как стабильную в среднесрочном периоде.

Российский рынок телекоммуникационных услуг становится чрезвычайно конкурентным. Хотя рынок услуг традиционной проводной связи в целом разделен между региональными операторами, каждый из которых в своем регионе является абсолютным монополистом по оказанию таких услуг, конкуренция усиливается за счет увеличения доли новых услуг связи, а также активной деятельности компаний, их предоставляющих.

Центральный Федеральный округ является финансовым центром и местом сосредоточения российских и зарубежных финансовых институтов, что является положительным фактором для развития деятельности Эмитента. Данный регион относится к наиболее перспективным, с быстро растущей экономикой. Его динамичное развитие дает основания делать положительный прогноз в отношении развития Эмитента.

Дальнейшее улучшение экономического состояния региона, безусловно, положительно скажется на деятельности Эмитента и благоприятно отразится на его возможностях исполнять свои обязательства по ценным бумагам.

Предполагаемые действия эмитента на случай отрицательного влияния изменения ситуации в стране (странах) и регионе на его деятельность:

Отрицательных изменений ситуации в регионе и в России в целом, которые могут негативно повлиять на деятельность и экономическое положение Эмитента, в ближайшее время Эмитентом не прогнозируется.

Однако, в случае неблагоприятного развития экономической ситуации в регионах России и странах СНГ действия Эмитента будут направлены на временное снижение стоимости предоставляемых услуг и/или расширение спектра предоставляемых услуг.

ПРОГНОЗ ЧРЕЗВЫЧАЙНЫХ СИТУАЦИЙ

Региональные риски (*риски, связанные возможными военными конфликтами, введением чрезвычайного положения и забастовками)*

Эмитент зарегистрирован в качестве налогоплательщика и осуществляет свою основную деятельность в Центральном Федеральном округе России, где риски возникновения военных конфликтов, введения чрезвычайного положения оцениваются как **минимально возможные**.

Социальная обстановка на территории деятельности Эмитента характеризуется как спокойная. Отсутствие ярко выраженных межнациональных конфликтов, религиозного экстримизма позволяет осуществлять хозяйственную деятельность с **минимальными** социально-политическими рисками.

Риск открытого военного конфликта, введение чрезвычайного положения в регионе **не может быть оценен Эмитентом**. В случае наступления указанных событий Эмитент будет действовать в соответствии с действующим законодательством.

Риски, связанные с географическими особенностями региона (*чрезвычайные ситуации природного характера*).

Прогноз природных чрезвычайных ситуаций

Хотя неустойчивость циркуляции атмосферы сохранится и в 4 квартале 2005 года по данным Росгидромета **опасных** метеорологических явлений (ОМЯ) на территории ЦФО не прогнозируется. Однако природные ЧС **территориального уровня** могут возникнуть в восточной части Смоленской области, Владимирской, Тульской, Курской, Орловской и Калужской областях.

Природные пожары

Условия для возникновения крупных природных пожаров на территории ЦФО в данный период отсутствуют.

Землетрясение

Вероятность возникновения землетрясения на территории ЦФО в данный период **маловероятна.**

Солнечная и геомагнитная активность

В 4 квартале 2005г. прогнозируется уменьшение солнечной и геомагнитной активности. Однако низкий уровень геомагнитных возмущений **не исключает** определенного влияния на самочувствие и работоспособность работающего персонала и населения ЦФО.

Климатические

Риску возникновения подобных ЧС (ураганы, смерчи, ливни, снегопады, метели, сильные морозы) подвержены **все области ЦФО**.

Температурный режим в 4 квартале 2005г. **не будет** существенно отличаться от ежегодных средне-месячных температур и в целом ожидается близким к норме.

Карстовые процессы

Опасность проявления карстовых процессов остается в **г. Москве, Московской, Тульской, Курской и Воронежской областях.** Их активизация вызывается, как правило, несоблюдением норм строительства и эксплуатации городских подземных коммуникаций, а также нарушением требований безопасности при разработке полезных ископаемых.

Риски, связанные с чрезвычайными ситуациями техногенного характера

Прогноз техногенных чрезвычайных ситуаций

В общей структуре техногенных ЧС будут преобладать:

крупные транспортные аварии;

пожары в жилом секторе и на промышленных объектах;

аварии на коммунальных системах жизнеобеспечения.

Наиболее вероятный риск возникновения наибольшего количества аварий на транспорте ожидается **на автомобильном** – в течении квартала, **на авиационном** – ноябрь, декабрь, **на морском** – октябрь, декабрь.

Наибольшее количество ЧС на коммунальных системах и пожаров в жилом секторе ожидается в декабре, на электроэнергетических системах – ноябре – декабре.

Наиболее высокая степень уязвимости к техногенным ЧС **локального** характера остается в **Моск[illegible] Московской области, Тверской, Тульской, Воронежской, Тамбовской, Курской, Рязанской, Белгородской** областях.

Аварии на электроэнергетических системах, коммунальных системах жизнеобеспечения могут повлечь **существенные дополнительные финансовые расходы Эмитента.**

Радиационная опасность

Радиационно-опасными районами являются районы размещения объектов, использующих в своей деятельности ядерные реакторы: **Москва, Курская область, Воронежская область, Смоленская область, Тверская область, Калужская область**.

Работающему персоналу и объектам связи непосредственной угрозы в повседневной деятельности нет, однако угроза возникновения нештатных ситуаций, в том числе и с выбросом радиоактивных веществ, продолжает оставаться.

Химическая опасность

Риску подвержены в первую очередь г. **Москва и Московская область, Брянская, Курская, Тамбовская, Тверская, Тульская, Рязанская, Воронежская и Ярославская** области. Угроза возникновения химической опасности остается, так как полной гарантии своевременного определения начала утечки

химически опасных веществ (по состоянию на сегодняшний день) **не существует.** При аварии на одном из химически опасных объектов может возникнуть большой очаг химического заражения (след) и людские потери при этом могут оказаться весьма значительными.

Финансовые потери для Эмитента при возникновении радиационных и химических аварий будут **очень существенными**.

«Человеческий фактор»

Тенденция возникновения аварий и ЧС связанных с «человеческим фактором» в данный период **сохранится**.

Структура влияния человеческого фактора в ЧС выглядит следующим образом:

30% - нарушение правил эксплуатации;

26% - недостаток знаний и отсутствие опыта;

17% - ошибки и просчеты;

13% - неумение использовать знания;

7% - непредвиденные ситуации;

5% - прочее;

2% - умышленные.

Аварии и ЧС подобного характера могут повлечь определенные **материальные и финансовые потери** Общества.

Целевые (программные, проектные) **риски**

Сегодня никто не сомневается в необходимости внедрения различных целевых программ, проектов и систем в организациях, вне зависимости от профиля их деятельности. Их внедрение позволяет бизнесу в первую очередь повысить эффективность производства, улучшить работу с клиентами и управлением компании. Однако все это справедливо лишь в том случае, если внедрение подобных проектов, систем **прошло удачно**, оправдав возложенные надежды. Зачастую бывает иначе.

Основные причины неудач:

1. Наличие множества программ, не предназначенных для организаций на которых они внедряются. **Отсутствие** квалифицированных специалистов не позволяет грамотно определить и подобрать необходимые системные продукты.

2. Не все западные программы подходят для применения в России. Это связано с российской спецификой, которую нельзя не учитывать – это **физическая структура отечественных организаций**. В России они в среднем гораздо крупнее, чем в развитых странах, где совсем немного предприятий, на которых работает свыше 500 человек.

Например: сложные информационные системы **ERP-класса** разработаны в основном для мелких и средних предприятий. Кроме того, они имеют недостатки в области алгоритмов планирования и функциях бухучета.

Риски подобного характера – вложение собственных средств зачастую в заведомо убыточные проекты.

Прогноз чрезвычайных ситуаций биолого-социального характера

Вероятность возникновения инфекционных заболеваний в 4 квартале 2005 года остается **очень высокой**.

Ожидается **увеличение** кишечных заболеваний. К ним, с приходом холодов, присоединятся «сезонные» заболевания - краснуха, коклюш, дизентерия, тиф и прочие.

Заболеваемость гриппом вероятнее всего будет находится на **обычном сезонном уровне**.

Социально-бытовые и производственные условия будут способствовать увеличению количества социально-значимых заболеваний – неврозов и прочих невротических реакций. Им подвержены не только слабые, но и сильные, волевые люди.

Эпидемиологическая обстановка по туберкулезу **не изменится** .

Сохранится высокий уровень **смертности** населения.

Чрезвычайные ситуации БСХ, в случае их возникновения, будут иметь локальный характер и существенного влияния на деятельность Эмитента **не окажут**.

Действия Эмитента в случае **неблагоприятного** изменения ситуации в регионе (области) будет осуществляться в соответствии с законодательной и нормативной правовой базы, регулирующей правоотношения, возникающие при защите персонала и территорий от ЧС природного и техногенного характера.

2.5.3. Финансовые риски.

Подверженность эмитента рискам, связанным с изменением процентных ставок, курса обмена иностранных валют, в связи с деятельностью эмитента либо в связи с хеджированием, осуществляемым эмитентом в целях снижения неблагоприятных последствий влияния вышеуказанных рисков:

Изменение процентных ставок кредитными организациями, в сторону увеличения, возможно в случае изменения экономической ситуации в стране, а также в случае нарушения эмитентом договорных обязательств: сроков возврата кредита, уплаты процентов и пр., и как следствие, применение коммерческими банками штрафных санкций и увеличение процентных ставок за пользование кредитными ресурсами.

Сумма просроченной задолженности эмитента по заёмным средствам по отношению к общей величине заёмных средств за третий квартал является несущественной величиной. Дополнительные расходы эмитента, связанные со штрафными санкциями за несвоевременное исполнение обязательств, не оказывают какого-либо существенного влияния на финансовое состояние эмитента.

В условиях уменьшения ЦБ РФ ставок рефинансирования эмитентом реализуются мероприятия по изменению условий действующих кредитных договоров и соглашений в сторону уменьшения стоимости кредитов. Прорабатываются вопросы по досрочному погашению дорогих кредитов.

Подверженность финансового состояния эмитента, его ликвидности, источников финансирования, результатов деятельности и т.п. изменению валютного курса (валютные риски):

Изменение валютного курса приведёт к немедленному изменению курса обмена иностранных валют. ОАО «ЦентрТелеком» имеет ряд обязательств по кредитам, товарным кредитам, лизингу выраженных в иностранной валюте и значительное изменение валютного курса может оказать влияние на финансовое состояние Общества.

Предполагаемые действия эмитента на случай отрицательного влияния изменения валютного курса и процентных ставок на деятельность эмитента:

В случае существенного изменения валютного курса, с целью уменьшения влияния данного риска эмитент предполагает:

- оптимизировать структуру производственных затрат;
- пересмотреть инвестиционную программу компании;
- увеличить стоимость тарифов на оказываемые услуги связи;
- скорректировать ценовую и маркетинговую политику компании;
- изменить структуру предоставляемых услуг в целях максимизации прибыли.

Возможное влияние инфляции на выплаты по ценным бумагам:.

До конца срока исполнения Эмитентом своих обязательств по облигационным займам, «Прогнозом экономического развития Общества на период 2004-2010 гг.» предусмотрен опережающий темп роста тарифов и операционной маржи на основные оказываемые услуги по сравнению с темпами роста инфляции. Соответствующая среднегодовая инфляция оценивается Эмитентом на уровне 10 - 12%. Данный фактор риска не окажет существенного влияния на финансовые показатели деятельности Эмитента и не скажется на его способности исполнять обязательства по ценным бумагам.

Критические для эмитента значения инфляции и предполагаемые действия эмитента по уменьшению риска, вызванного инфляцией:

По мнению Эмитента, критические значения инфляции лежат значительно выше величины инфляции прогнозируемой на 2005-2009 года и составляют 30-40% годовых. При достижении критических значений инфляции Эмитент будет производить адекватное увеличение цен на собственную продукцию, уменьшая при этом негативное влияние вышеназванного фактора. В случае если значение инфляции превысит указанные значения, Эмитент планирует увеличить цены на реализуемые услуги связи, а также провести мероприятия по сокращению внутренних издержек, принять меры по снижению дебиторской задолженности и сокращению ее средних сроков.

Показатели финансовой отчетности эмитента, наиболее подверженные изменению в результате влияния указанных финансовых рисков:

Показатели финансовой отчетности эмитента, наиболее подверженные изменению в результате влияния финансовых рисков, влияющих на показатели финансовой отчетности эмитента, вероятность их возникновения и характер изменений в отчетности:

Отчет о прибылях и убытках
010 “Выручка по продаже товаров, продукции, работ, услуг”.
020 “Себестоимость проданных товаров, продукции, работ, услуг”
120 “Внереализационные доходы”
130 “Внереализационные расходы”
140 “Прибыль (убыток) до налогообложения

Вероятность возникновения финансовых рисков.

Вероятность возникновения в настоящее время финансовых рисков из-за стабильного состояния эмитента, а также относительно стабильного состояния твёрдых валют невелика.

Характер изменений в отчетности.

Основным риском, влияющим на финансовую отчетность Эмитента, является возможность резкого изменения темпов инфляции от прогнозируемого уровня. Рост инфляции, если не последует адекватная реакция в управлении деятельностью Эмитента, может вызвать увеличение себестоимости проданных товаров, продукции (работ, услуг) отражаемых в бухгалтерской отчетности ф. № 2 "Отчет о прибылях и убытках" по строке 020 и как следствие, уменьшение прибыли (убытков) отражаемых в ф. № 2 по строке 140.

При осуществлении адекватной реакции руководством Эмитента на рост инфляции, ее увеличение может не повлиять на результаты деятельности. Тогда в ф. № 2 "Отчет о прибылях и убытках" будут увеличены показатели по стр. 010 "Выручка от продажи товаров, продукции (работ, услуг) и строке 020 "себестоимость проданных товаров, продукции (работ, услуг).

2.5.4. Правовые риски.

Эмитент осуществляет основную деятельность в качестве оператора связи, не осуществляя при этом экспорта оказываемых им услуг связи, равно как и работ или товаров. В связи с этим правовые риски имеют место, в основном, при осуществлении эмитентом своей деятельности на внутреннем рынке, что характерно для большинства субъектов предпринимательской деятельности, работающих на территории Российской Федерации.

На внешнем рынке правовые риски эмитента связаны с заключением и исполнением внешнеторговых контрактов на поставку оборудования связи, выполнение работ, оказание услуг.

В сфере валютного законодательства:

Федеральным законом от 18.07.2005 № 90-ФЗ были внесены изменения в Федеральный закон от 10.12.2003 № 173-ФЗ «О валютном регулировании и валютном контроле», вступивший в силу 19 июня 2005г. Так, в частности, расширен перечень разрешенных валютных операций между резидентами (статья 9 «Валютные операции между резидентами») и, соответственно, расширен и дополнен круг полномочий резидентов при осуществлении валютных операций (статья 14 «Права и обязанности резидентов при осуществлении валютных операций»). Внесены также коррективы в статью 16 «Резервирование», статью 22 «Валютный контроль в Российской Федерации».

Кроме того, Федеральным законом от 18.07.2005 № 90-ФЗ «О внесении изменений в некоторые законодательные акты Российской Федерации» были внесены изменения в Таможенный кодекс Российской Федерации, касающиеся уточнения порядка перемещения через таможенную границу валютных ценностей, уточнения функций таможенных органов в связи с осуществлением ими валютного контроля.

Другие федеральные законы в области валютного регулирования в отчетном периоде не принимались и не вступали в силу. Минфин в письме от 09.08.2005 № 05-06-03/3 разъяснил порядок применения постановления Правительства Российской Федерации от 16.05.2005 № 302 «О порядке осуществления расчетов и переводов между резидентами и нерезидентами коммерческих кредитов на срок более 180 календарных дней в виде предварительной оплаты в связи с осуществлением внешнеторговой деятельности».

<u>В сфере налогового законодательства</u>:

С 15 июля 2005г. вступили в силу некоторые значительные изменения главы 25 «Налог на прибыль организаций» и главы 23 «Налог на доходы физических лиц» части второй Налогового кодекса Российской Федерации, внесенные Федеральным законом от 06.06.2005 № 58-ФЗ 2О внесении изменений в часть вторую Налогового кодекса Российской Федерации и некоторые другие законодательные акты Российской Федерации о налогах и сборах», касающиеся порядка налогообложения прибыли организаций, определения

доходов физических лиц по операциям с ценными бумагами. Часть из этих поправок имеет обратную силу, распространяясь на правоотношения, возникшие в более ранние налоговые периоды (с 1 января 2002 г. и с 1 января 2005г.).

Однако все вступившие в силу в отчетном периоде изменения налогового законодательства связаны только с необходимостью изменения учетной политики, корректировки сумм налогов и не несут для эмитента повышенных рисков.

В целом, изменения налогового законодательства направлены на более детальную регламентацию налоговых правоотношений, уточнение состава расходов и доходов, учитываемых при определении налогооблагаемой базы, что должно миниминизировать риск ошибок налогоплательщиков при исчислении и уплате налогов. Кроме того, некоторые положения направлены на сближение двух учетных систем – бухгалтерской и налоговой, устранение их существенных различий, что должно упростить налоговый учет.

Из подзаконных актов, изданных в связи с вышеуказанными изменениями Налогового кодекса Российской Федерации, можно назвать письма Минфина России от 06.07.2005 № 03-03-02/18 «О порядке представления деклараций по налогу на прибыль организаций в связи с принятием Федерального закона от 06.06.2005 № 68-ФЗ» и № 03-03-02/16 «О порядке определения доли прибыли, приходящейся на обособленные подразделения, в связи с принятием Федерального закона от 06.06.2005 № 68-ФЗ», разъясняющие порядок пересчета за прошедшие отчетные периоды.

Из подзаконных актов, касающихся регламентации взаимоотношений налоговых органов и налогоплательщиков, следует назвать приказ Федеральной налоговой службы от 23.05.2005 № ММ-3-19/206@ «Об утверждении справки об исполнении налогоплательщиком обязанности по уплате налогов, сборов, страховых взносов, пеней и налоговых санкций и методических указаний по их заполнению», в соответствии с которым с 1 июля введена форма такой справки. Соответственно, этим же приказом с 1 июля 2005г. признаны утратившими силу формы по сверке расчетов по налогам, сборам, взносам, информированию налогоплательщиков о состоянии расчетов по налогам, сборам, взносам и методические указания по их заполнению.

Таким образом, в отчетном периоде ОАО «ЦентрТелеком», являющийся добросовестным налогоплательщиком и не имеющий просроченной задолженности по налогам и сборам в бюджеты всех уровней вследствие соблюдения и правильного применения норм налогового законодательства, не имел повышенных рисков в связи с изменением налогового законодательства.

В сфере таможенного законодательства:

В сфере таможенного регулирования не произошло каких-либо существенных изменений законодательства. Так, Федеральным законом от 18.07.2005 № 90-ФЗ «О внесении изменений в некоторые законодательные акты Российской Федерации» были внесены изменения в Таможенный кодекс Российской Федерации, касающиеся уточнения функций таможенных органов в связи с осуществлением ими валютного контроля.

Правовые риски, связанные с изменением требований по лицензированию основной деятельности эмитента либо лицензированию прав пользования объектами, нахождение которых в обороте ограничено:
В соответствии с Федеральным законом "О связи" перечень наименований услуг связи, вносимых в лицензии, и соответствующие перечни лицензионных условий устанавливаются Правительством РФ и ежегодно уточняются. Постановлением Правительства РФ от 18.02.2005 № 87 утверждены перечень наименований услуг связи и перечень лицензионных условий. С этого момента лицензирующим органом выдаются лицензии в области связи. В соответствии с указом Президента РФ от 9 марта 2004 № 314 и постановлением Правительства РФ от 30.06.2004 № 318 лицензирование деятельности в области связи осуществляет Федеральная служба по надзору в сфере связи.

Указанным законом расширен перечень информации, который представляется в лицензирующий орган для получения лицензии.

Для продления срока действия лицензии, а также внесения изменений и дополнений, связанных с изменением радиочастотного спектра и территории действия лицензии, документы представляются в том же объеме, что и при получении.

Существенные правовые риски, могущие возникнуть в связи с изменением в отчётном периоде судебной практики по вопросам, связанным с деятельностью ОАО «ЦентрТелеком», которые могут негативно сказаться на результатах его деятельности, а также на результаты текущих судебных процессов, отсутствуют.

2.5.5. Риски, связанные с деятельностью эмитента.

Считаем, что к существенным искам могут быть отнесены:

иски, цена которых равна или превышает 10 процентов балансовой стоимости активов ОАО «ЦентрТелеком»,

что на 30 июня 2005 года составляет 4 466 650 тыс. руб.;

- иски, которые препятствуют осуществлению хозяйственной деятельности или направлены на её запрещение или прекращение (иски о ликвидации, о признании ОАО «ЦентрТелеком» и его дочерних и зависимых обществ несостоятельными (банкротами), об отчуждении имущества (активов), об оспаривании прав из лицензий, патентов, о взыскании задолженности по налогам и сборам в бюджет и внебюджетные фонды в существенном размере).

В отчётном периоде в судебных процессах, цена которых была бы равна или превышала 10 процентов балансовой стоимости активов, ОАО «ЦентрТелеком» участия не принимало.

В связи с вышеизложенным можно утверждать, что существенные правовые риски, связанные с участием ОАО «ЦентрТелеком» в текущих судебных процессах, отсутствуют.

Между тем в настоящее время ОАО «ЦентрТелеком» является стороной в ряде судебных процессов, которые касаются текущих вопросов в его деятельности и риск неблагоприятного решения по которым не превышает обычного для такого рода деятельности.

Риски, связанные с отсутствием возможности продлить действие лицензии могут быть связаны:

1) с изменением норм действующего законодательства в области лицензирования;

2) с реорганизацией лицензирующих органов.

Риски, связанные с возможной ответственностью эмитента по долгам третьих лиц, в том числе его дочерних обществ.

Указанные риски отсутствуют.

В настоящее время в Обществе не существует риска потери потребителей, на оборот с которыми приходится не менее чем 10 процентов общей выручки от продажи продукции (работ, услуг) эмитента.

III. Подробная информация об эмитенте.

3.1. История создания и развитие эмитента.

3.1.1. Данные о фирменном наименовании эмитента.

В соответствии с Уставом ОАО «ЦентрТелеком», утвержденным протоколом Общего собрания акционеров от 30 июня 2005 года № 13, полное фирменное наименование эмитента - Открытое акционерное общество «Центральная телекоммуникационная компания», сокращенное фирменное наименование - ОАО «ЦентрТелеком».

ОАО «ЦентрТелеком» создано в июне 1994 года (свидетельство о государственной регистрации № 127 от 20.06.94.) в результате реорганизации в форме преобразования Государственного предприятия связи и информатизации «Россвязьинформ» (ГПСИ) Московской области в акционерное общество открытого типа «Электросвязь» Московской области. Акционерное общество открытого типа «Электросвязь» Московской области (сокращенное наименование - АООТ «Электросвязь» Московской области) переименовано в Открытое акционерное общество «Электросвязь» Московской области (Изменения и дополнения № 3 в Устав открытого акционерного общества «Электросвязь» Московской области, утвержденные Собранием акционеров АО «Электросвязь» Московской области, Протокол № 3 от 27 июня 1997г.). Изменения зарегистрированы Московской областной регистрационной палатой 23 июля 1997 года. Решением Общего собрания акционеров (протокол от 1 июня 2001 года № 7) эмитент переименован в Открытое акционерное общество «Центральная телекоммуникационная компания», сокращенное наименование – ОАО «ЦентрТелеком».

3.1.2. Сведения о государственной регистрации эмитента.

Номер государственной регистрации юридического лица: ***№ 127***

Дата регистрации: ***20.06.1994***

Наименование органа, осуществившего государственную регистрацию: ***Администрация Московской области.***

В соответствии с данными, указанными в свидетельстве о внесении записи в Единый государственный реестр

юридических лиц о юридическом лице, зарегистрированном до 1 июля 2002 года:
Основной государственный регистрационный номер: 1025006174710
Дата регистрации: ***01.11.2002***
Наименование регистрирующего органа: ***Инспекцией МНС России по г. Химки Московской области.***

3.1.3. Сведения о создании и развитии эмитента.

Срок существования эмитента: ***С июня 1994 года по настоящее время (11 лет 3 месяца)***
Эмитент создан на неопределенный срок.

История создания и развития эмитента:

ОАО «ЦентрТелеком» - один из крупнейших российских операторов телекоммуникаций. Компания располагает более 6 миллионами линий доступа, ей принадлежит инфраструктура телекоммуникаций в самом густонаселенном федеральном округе России. Здесь проживает около 20% населения страны, хорошо развита промышленность, инновационная сфера, сельское хозяйство.

Абонентами ОАО «ЦентрТелеком» в 17 субъектах федерации являются государственные организации, население и преобладающая часть бизнеса. ОАО «ЦентрТелеком» имеет лицензии на предоставление широкого спектра телекоммуникационных услуг: традиционные услуги телефонной связи, доступ к сети Интернет, передача данных, эфирное и кабельное телевидение, сети проводного и УКВ радиовещания, транкинг, предоставление в аренду каналов и других ресурсов. Оказывает другим операторам услуги по присоединению к сети связи общего пользования.

В условиях конкуренции компания ведёт активную рыночную политику: сохраняя доминирующее положение в секторе стационарной телефонии, наращивает объёмы продаж новых услуг, тарифы на которые не регулируются государством.

В секторе традиционной телефонии доля ОАО «ЦентрТелеком» по доходам в целом и во всех регионах сохраняется на уровне выше 75 %, имеет невысокий темп снижения. Доля Общества на рынке местной связи составляет 90,6%, доля рынка по доходам от дальней связи составляет 84%. При планируемых компанией темпах развития услуг позиция в секторе традиционных услуг будет сохранена.

В сегменте рынка услуг по доступу к Интернет конкуренция особенно сильна. Региональные филиалы ОАО «ЦентрТелеком» пока удерживают лидирующие позиции, их услугами пользуются в среднем 60% корпоративных пользователей и около 70% в секторе «население». Доля ОАО «ЦентрТелеком» на рынке услуг Интернет в ЦФО составляет порядка 58 %.

Цели создания эмитента:

Основными целями Общества является извлечение прибыли и обеспечение населения, органов государственной власти, иных организаций услугами связи.

Миссия эмитента:

Свою миссию ОАО «ЦентрТелеком» видит в предоставлении современных высококачественных телекоммуникационных решений и сервиса мирового уровня на территории Центрального Федерального округа (ЦФО) с целью:

удовлетворения потребностей клиентов на основании индивидуального подхода к каждому;

обеспечения роста доходов акционеров и внесения достойного вклада в развитие общества, в котором компания ОАО «ЦентрТелеком» ведет свой бизнес;

построения долгосрочных взаимовыгодных отношений с партнерами на принципах взаимного доверия, честности и открытости;

обеспечения гармоничного раскрытия потенциала каждого сотрудника;

выполнения функций государственного оператора связи.

3.1.4. Контактная информация.

Место нахождения эмитента: ***Российская Федерация, 141400, г.Химки Московской области, ул.Пролетарская,д.23***
Почтовый адрес: ***125993, ГСП-3, г.Москва, Дегтярный переулок, дом 6, строение 2***
Место нахождения постоянно действующего исполнительного органа эмитента: ***141400, г.Химки Московской***

области, ул.Пролетарская,д.23
Телефон:*(095)209-34-34;факс: (095) 209-30-07*
E-mail:*Info@centertelecom.ru;*
Адрес страницы в сети "Интернет", на которой доступна информация об эмитенте, выпущенных или выпускаемых им ценных бумагах: ***www.centertelecom.ru***

Специальное подразделение эмитента (третьего лица) по работе с акционерами и инвесторами эмитента:

Департамент ценных бумаг и корпоративного управления:
Место нахождения ***: 125993, ГСП-3, г.Москва, Дегтярный переулок, дом 6, строение 2***

Группа по работе с акционерами
Телефон:***(095) 793-26-54; факс: (095) 793-26-54***
E-mail:***vedeta@centertelecom.ru;***
Адрес страницы в сети "Интернет": ***www.centertelecom.ru***

Отдел по связям с инвесторами
Телефон:***(095) 209-57-21; факс: (095)209-58-15***
E-mail:***kalin@centertelecom.ru***
Адрес страницы в сети "Интернет": ***www.centertelecom.ru***

3.1.5. Идентификационный номер налогоплательщика.
ИНН 5000000970.

3.1.6. Филиалы и представительства эмитента.
В отчетном квартале изменений, касающихся филиалов не происходило.

3.2. Основная хозяйственная деятельность эмитента.

3.2.1. Отраслевая принадлежность эмитента.
ОКВЭД - 64.20 64.20.1 64.20.3 45.31 74.20.4 63.40 50.20.1 50.20.2 50.20.3 45.21.3 45.21.4 45.21.1 74.13.1 74.14 55.12 55.23.1

3.2.2. Основная хозяйственная деятельность эмитента.

Основная хозяйственная деятельность ОАО «ЦентрТелеком» - предоставление телекоммуникационных услуг связи в Центральном федеральном округе.

Доля доходов от предоставления услуг связи (доходов от основной деятельности) в общей сумме выручки за 3 квартал 2005 года (отчетный квартал) составляет 98,48 %.

Показатели	3 кв. 2005г.
Выручка, тыс. руб.	6 917 077
Доходы от услуг связи, тыс. руб.	6 811 971
Доля доходов от услуг связи в выручке, %	98.48

ОАО «ЦентрТелеком» ведёт свою основную деятельность на территории Российской Федерации.

Виды услуг связи, обеспечивающие более 10% выручки:

- предоставление местного телефонного соединения (разговора) – 46,71 %;
- предоставление междугородного и международного телефонного соединения (разговора) – 33,60 %.

Структура выручки за 3 квартал 2005г., %

№№ п/п	Основные виды деятельности	3 кв.2005г.
1	Междугородная и международная телефонная связь	33,60
2	Городская и сельская телефонная связь	46,71
3	Радиосвязь, радиовещание, телевидение и спутниковая связь	0,20
4	Проводное вещание	2.60
5	Беспроводная радиосвязь	0,97
6	Документальная электросвязь	1,07
7	Доходы от новых услуг электросвязи (понятие введено в 2002г.)	4,79
8	Доходы от операторов связи (выделяется с 2003г.)	8,58
9	Прочие услуги связи (непрофильные виды деятельности)	- 0,03
10	Доходы от прочей реализации (непрофильные виды деятельности)	1,52

Темпы роста выручки от услуг связи за 3 квартал 2005г., %

№№ п/п	Основные виды деятельности	Темпы роста 3кв.2005г./3кв.2004г.
1	Междугородная и международная телефонная связь	93,97
2	Городская и сельская телефонная связь	128,93
3	Радиосвязь, радиовещание, телевидение и спутниковая связь	133,09
4	Проводное вещание	104,97
5	Беспроводная радиосвязь	83,60
6	Документальная электросвязь	119,07
7	Доходы от новых услуг электросвязи	143,94
8	Доходы от операторов связи	104,87
9	Прочие услуги связи (непрофильные виды деятельности)	26,28
10	Доходы от прочей реализации (непрофильные виды деятельности)	113,75

Сезонность в предоставлении услуг связи проявляется в увеличении в летний период междугородных и международных телефонных соединений, а также в увеличении количества передаваемых телеграмм, и в уменьшении телефонных соединений с повремённой системой оплаты.

Рост выручки по местной телефонной связи (городской и сельской) на 28,93% в текущем году по сравнению с соответствующим периодом прошлого года произошел за счет увеличения тарифов на предоставление этих услуг связи абонентам ОАО «ЦентрТелеком» и увеличения объема предоставляемых услуг (прироста количества основных телефонных аппаратов). Значительный прирост выручки (33,09% и 43,97%) показали такие подотрасли связи как радиосвязь, радиовещание, телевидение, спутниковая связь и предоставление новых видов услуг связи, т.к. Общество с каждым годом уделяет все большее внимание развитию современных, прогрессивных и востребованных услуг связи.

3.2.3. Основные виды продукции (работ, услуг).

Динамика изменения основных характеристик услуг связи, обеспечивших не менее чем 10 процентов общего объёма предоставления услуг связи за 3 кв. 2005г.

№ П /п	Наименование показателя	3 кв. 2005 г.				
		ед. изм.	Объем услуги	Объем выручки от предоставления услуги, тыс. руб.	Удельный вес в общем объеме выручки, в %	Средняя доходная такса, руб.
1	2	3	4	5	6	7
1	Предоставление местного телефонного соединения	шт.	6 356 191	2 706 899,80	39,1	425,87
2	Предоставление междугородного и международного телефонных соединений	тыс. мин.	743 261	2 473 389,00	35,8	3,37

Общая структура себестоимости ОАО «ЦентрТелеком» за 3 кв. 2005 г.г., %

Наименование статьи затрат	Удельный вес в общем объеме затрат, %
Сырье и материалы, %	4,37
Приобретенные комплектующие изделия, полуфабрикаты, %	0
Работы и услуги производственного характера, выполненные сторонними организациями, %	9,97
Топливо, %	1,40
Энергия, %	1,80
Затраты на оплату труда, %	33,05
Проценты по кредитам, %	
Арендная плата, %	1,94
Отчисления на социальные нужды, %	8,19
Амортизация основных средств, %	15,73
Налоги, включаемые в себестоимость продукции, %	0,35
Прочие затраты (пояснить), %	22,04
амортизация по нематериальным активам, %	0
вознаграждения за рационализаторские предложения, %	0
обязательные страховые платежи, %	1,03
представительские расходы, %	0,02
иное, %	0,11
Итого: затраты на производство и продажу продукции (работ, услуг) (себестоимость), %	100,00

Справочно: выручка от продажи продукции (работ, услуг), % к себестоимости	128,50

Структуру затрат по услугам связи, на производство и продажу которых приходится не менее 10 процентов общего объёма выручки (по ОАО «ЦентрТелеком» - это предоставление местного телефонного соединения и предоставления междугородного и международного телефонных соединения), нет возможности представить, поскольку в филиалах Общества данная информация не отражается в необходимом разрезе статей затрат.

Имеющие существенное значение новые виды продукции (работ, услуг), предлагаемые эмитентом на рынке его основной деятельности, в той степени, насколько это соответствует общедоступной информации о таких видах продукции (работ, услуг):

В 2004 году началась и в 2005 году продолжается активная работа по созданию Центров обработки вызовов, на базе которых планируется оказание новых услуг, таких как: телемаркетинг, HelpDesk, поддержка карточных платформ. В будущем планируется расширение функциональных возможностей Центров обработки вызовов для предоставления услуг аутсорсинга.

Состояние разработки таких видов продукции (работ, услуг):

На данный момент уже определено, в каких областях ЦФО будут внедрены ЦОВы.

Главный ЦОВ (на 50 операторских мест) – на базе Московского филиала ОАО «ЦентрТелеком» (2004- 2006 г. г.)

Региональные ЦОВ – на базе следующих филиалов ОАО «ЦентрТелеком»:

<u>I этап внедрения (2004-2005 г.г.)</u>

- Калужский (30 операторских мест)
- Верхневолжский (30 операторских мест)

<u>II этап внедрения (2006г. возможна корректировка сроков)</u>

- Московский филиал (1-ый этап – 21 операторское место, последующее расширение до 50 операторских мест)
- Проведение исследования, с целью определения наиболее привлекательных филиалов компании для организации ЦОВ

<u>текущий статус</u>: выполнено

Уже завершены следующие мероприятия по внедрению ЦОВ:

Подготовка исходных данных по услугам для проекта по построению сетевого распределенного ЦОВ

Подготовка требований к поставщику оборудования и программного обеспечения для создания сетевого ЦОВ

Выбор поставщика оборудования и программного обеспечения для ЦОВ по результатам конкурса

Заключение договора на поставку оборудования и программного обеспечения для ЦОВ.

Поставка оборудования в Калужский и Верхневолжский филиалы ОАО «ЦентрТелеком» осуществлен полностью. В Московский филиал после завершения приспособлений помещений для развертываемого на базе Одинцовского УЭС (АТС-591) Центра обработки вызовов будет осуществлена допоставка система IVR.

На базе Калужского филиала Общества завершен весь комплекс работ по АПК ЦОВ. Проведено тестирование ПО и функционала ЦОВ. По результатам тестирования составлен список замечаний. Проведены работы по устранению замечаний. Объект подготовлен к поэтапной сдаче в опытную эксплуатацию:

- I этап: отработка процесса автоматического обновления информации в БД ЦОВ и интеграции с другими информационными системами Филиала - выполнено.
- II этап: установка ПО АРМ системы на двух-четырех операторских местах и их отработка в процессе предоставления услуг в режиме реальной нагрузки - выполнено.

целом - выполнено. Разработана и согласована «Программа обучения технического персонала и операторского состава ЦОВ Калужского филиала ОАО «ЦентрТелеком» работе с АПК ЦОВ»;

- Проведено обучение технического персонала и операторского состава работе с АПК ЦОВ в рамках утвержденной Программы.
- Проводятся работы по формирование плана-прогноза роста доходов от услуг, предоставляемых на базе Центра Обработки Вызовов, на II полугодие 2005 и первое полугодие 2006 года.
- Завершена работа по разработке унифицированного пакета услуг, предоставляемых на базе ЦОВ.
- АПК ЦОВ Калужского филиала работает в режиме реальной нагрузки.

В Верхневолжском филиале ОАО «ЦентрТелеком» ведутся работы по инсталляции АПК. Осуществлен монтаж и подготовка к тестированию серверного оборудования ЦОВ. Поставлено СВТ для АРМов операторов и технического персонала, проведена замена компьютерного парка. Проводится настройка Баз Данных на сервере БД. Осуществлен запуск ПО серверной части. На всех АРМах установлена клиентская часть ПО. Проводится тестирование.

Разработана и согласована «Программа обучения административного, технического и операторского состава ЦОВ».

Разработаны и согласована «Процедура приемки объекта ЦОВ к сдаче в опытную эксплуатацию».

В Московском филиале ОАО «ЦентрТелеком» проведено обследование помещений, предназначенных для размещения ЦОВ, в т.ч. операторского зала, серверной, служб технической поддержки и подсобных помещений. Ведется работа по приспособлению помещений под ЦОВ. В рамках выделенного в 2004-2005 г.г. финансирования проведено приспособление отдельных помещений. Завершены строительно-монтажные работы в технико-технологическом помещении, ведутся работы по приспособлению операторского зала.

Заключен Договор на поставку средств вычислительной техники для технического и операторского состава ЦОВ.

Заказано оборудование для локальной вычислительной сети и подачи гарантированного питания.

Установлен агрегат для вытяжной вентиляции.

Закончен косметический ремонт вент. камер.

Проводятся работы по замене лифта.

Подготовлена корректировка услуг, предоставляемых на базе ЦОВ Московского филиала Общества на первом этапе реализации проекта.

Разработано Техническое Задание на разработку проектной документации по объекту «Строительство сетевого Центра Обработки Вызовов (ЦОВ) – Контакт Центра ОАО «ЦентрТелеком». Разработан, согласован Договор на осуществление проектных работ.

Завершены работы по проектированию и разработке системного проекта по созданию сетевого распределенного Центра Обработки Вызовов – Контакт-Центра (ЦОВ) совместно с ОАО «Гипросвязь».

Системный проект получен и передан на согласование в филиалы Общества, на базе которых осуществляется создание Центров обработки вызовов, и в соответствующие Департаменты Генеральной дирекции ОАО «ЦентрТелеком».

В соответствии с Договором на проведение проектных работ с ОАО «Гипросвязь» получена и передана в филиалы проектная документация по объекту ЦОВ.

В настоящее время разработанная ОАО «Гипросвязь» рабочая документация передана на экспертизу в ЦНИИЭС.

Стандарты (правила), в соответствии с которыми подготовлена бухгалтерская отчетность и произведены расчеты, отраженные в настоящем пункте ежеквартального отчета:

Федеральный закон «О бухгалтерском учете» от 21.11.96. № 129-ФЗ,

Положение по ведению бухгалтерского учета и бухгалтерской отчетности в РФ, утвержденное Приказом Минфина РФ от 29.07.98 № 34н.

3.2.4. Сырье (материалы) и поставщики эмитента.

Поскольку основным видом деятельности ОАО "ЦентрТелеком" является предоставление услуг связи, то сырье не используется.

За 3 квартал 2005г. поставщиков эмитента, на долю которых приходится 10 и более процентов всех поставок товарно-материальных ценностей, не было

Часть в поставках эмитента, занимаемая импортом:

В 3 кв. 2005 года импорт составлял менее 10% в поставках Эмитента

Прогнозы эмитента в отношении доступности этих источников в будущем и о возможных альтернативных источниках:

Полное фирменное наименование поставщика	Доля поставщика в общем объеме поставок
Закрытое акционерное общество «Открытые технологии 98»	10%

3.2.5. Рынки сбыта продукции (работ, услуг) эмитента.

Основной деятельностью эмитента на рынке Центрального федерального округа (ЦФО) является предоставление услуг связи. ОАО «ЦентрТелеком» предоставляет услуги по доступу к телефонной сети общего пользования, услуги междугородной и международной телефонной связи, услуги Интернет и услуги сети передачи данных, услуги по аренде каналов, услуги проводного вещания и др.

В Центральный федеральный округ, который является сферой сосредоточения интересов Общества, входит 17 регионов, где проживает около 20 процентов населения РФ. Доля округа в валовом продукте России (без учета Москвы) оценивается экспертами на уровне 12,8%, что соответствует достаточно большому удельному весу по сравнению с другими федеральными округами России. По уровню жизни округ занимает 4-ое место среди Российских федеральных округов, а по доходам на душу населения - только седьмое. Для ЦФО характерно неравномерное экономическое развитие регионов. Округ объединяют регионы как с высоким уровнем развития – Московская, Ярославская, Белгородская области, так и с низким – Костромская, Ивановская и Орловская области.

В течение последних нескольких лет наблюдается закономерная тенденция перераспределения доли доходов от различных видов услуг связи в пользу нетрадиционных услуг, в основном, мобильной связи. Не стал исключением и Центральный федеральный округ.

Начиная с 1999 года, доля фиксированной телефонии в структуре доходов начала снижаться в пользу нетрадиционных услуг связи, которые появились благодаря новым технологиям в отрасли.

Факторы, которые могут негативно повлиять на сбыт эмитентом его продукции (работ, услуг):

спад производства

снижение платежеспособности основных потребителей

нарастающая конкуренция со стороны альтернативных операторов.

Действия эмитента по уменьшению негативного влияния:

1. *Завершение строительства МСС (мультисервисных сетей), что дает возможность существенно расширить спектр предоставляемых услуг и одновременно улучшить их качество.*

2. *Формирование «пакетных» услуг на базе современных мультисервисных сетей.*
3. *Расширение задействованной номерной емкости и увеличение числа абонентов.*
4. *Использование открытого программного обеспечения в технологических процессах (особенно для коммутационного оборудования).*
5. *Использование лизинговых схем в процессе расширения производства.*
6. *Наличие услуг-заменителей. (В частности, в настоящее время все большее распространение получает услуга IP-телефонии, которая при определенном изменении конъюнктуры рынка может выступить заменой услуги традиционной дальней связи).*
7. *Использование потенциала дочерних компаний.*

3.2.6. Сведения о наличии у эмитента лицензий.

Лицензии, выданные Министерством Российской Федерации по связи и информатизации (Минсвязи России) и Федеральной службой по надзору в сфере связи России (Россвязьнадзор России)

Название лицензии	Номер лицензии	Дата регистрации лицензии в Едином реестре лицензий по связи	Срок действия лицензии	Территория действия лицензии.
Предоставление услуг местной и внутризоновой телефонной связи	№ 24064	24.10.2002	24.10.2012	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
Предоставление услуг местной, междугородной и международной телефонной связи	№ 23250	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
Предоставление в				1. Белгородская, Брянская,

	аренду каналов связи	№ 23247	14.11.2002	14.11.2007	Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
4.	Предоставление услуг передачи данных	№ 23248	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
5.	Предоставление услуг телематических служб	№ 23249	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
6.	Предоставление услуг телеграфной связи				Белгородская, Брянская, Владимирская, Воронежская,

		№ 24065	14.11.2002	14.11.2007	Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
7.	Предоставление услуг по трансляции звуковых программ по сети проводного вещания	№ 24339	28.11.2002	28.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская область.
8.	Предоставление услуг по трансляции звуковых программ по сети проводного вещания	№ 25058	07.02.2003	07.02.2008	п. Восточный, п. Северное, п. Некрасовка, мкр. Косино г. Москвы.
Предоставление услуг сотовой радиотелефонной связи					
1.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц	№ 24066	14.11.2002	14.11.2005 Направлено заявление в Россвязьнадзор России от 05.09.2005 № 22-10/6096, прогноз благоприятный. Вх. Россвязьнадзора РФ от 08.09.2005 № 22052	Ивановская область

2.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 30244	30.12.2003	30.12.2013	Ивановская область
3.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц	№ 24067	14.11.2002	14.11.2005 Направлено заявление в Россвязьнадзор России от 05.09.2005 № 22-10/6095, прогноз благоприятный. Вх. Россвязьнадзора РФ от 08.09.2005 № 22054	Костромская область
4.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 30245	30.12.2003	30.12.2013	Костромская область
5.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 900 МГц	№ 24069	14.11.2002	01.03.2006	Тамбовская область
6.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 800 МГц	№ 24070	28.11.2002	01.10.2006	Тульская область
7.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 24068	14.11.2002	14.11.2005 Направлено заявление в Россвязьнадзор России от 07.09.2005 № 22-10/6097, прогноз благоприятный. Вх. Россвязьнадзора РФ от	Ярославская область

				08.09.2005 № 22050	
8.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 30246	30.12.2003	30.12.2013	Ярославская область
Предоставление услуг персонального радиовызова					
1.	Предоставление услуг персонального радиовызова	№ 23251	14.11.2002	14.11.2005	Ивановская область
2.	Предоставление услуг персонального радиовызова	№ 23252	14.11.2002	14.11.2005	Ярославская область
Предоставление услуг подвижной радиотелефонной связи					
1.	Предоставление услуг подвижной радиотелефонной связи	№ 24325	14.11.2002	14.11.2007	Белгородская область
2.	Предоставление услуг подвижной радиотелефонной связи	№ 24326	14.11.2002	14.11.2007	Владимирская область
3.	Предоставление услуг подвижной радиотелефонной связи	№ 24327	14.11.2002	14.11.2007	Воронежская область
4.	Предоставление услуг подвижной радиотелефонной связи	№ 24328	14.11.2002	14.11.2007	Ивановская область
5.	Предоставление услуг радиотелефонной связи	№ 24695	30.12.2002	30.12.2007	Ивановская область
6.	Предоставление услуг	№ 24329	14.11.2002	14.11.2007	Калужская область

	подвижной радиотелефонной связи				
7.	Предоставление услуг подвижной радиотелефонной связи	№ 24330	14.11.2002	14.11.2007	Курская область
8.	Предоставление услуг подвижной радиотелефонной связи	№ 24331	14.11.2002	14.11.2007	Липецкая область
9.	Предоставление услуг подвижной радиотелефонной связи	№ 24332	14.11.2002	14.11.2007	Московская область
10.	Предоставление услуг подвижной радиотелефонной связи	№ 24333	14.11.2002	14.11.2007	Орловская область
11.	Предоставление услуг подвижной радиотелефонной связи	№ 24334	14.11.2002	14.11.2007	Рязанская область
12.	Предоставление услуг подвижной радиотелефонной связи	№ 24335	14.11.2002	14.11.2007	Смоленская область
13.	Предоставление услуг подвижной радиотелефонной связи	№ 24336	14.11.2002	14.11.2007	Тверская область
14.	Предоставление услуг подвижной радиотелефонной связи	№ 24337	14.11.2002	14.11.2007	Тульская область
15.	Предоставление услуг подвижной радиотелефонной связи	№ 24338	14.11.2002	14.11.2007	Ярославская область
Предоставление услуг по трансляции телерадиопрограмм					

1.	Предоставление услуг по эфирной трансляции звуковых программ	№ 16541	17.10.2000	17.10.2005 Федеральной службой по надзору в сфере связи принято решение от 14.09.2005 № 33 о выдаче лицензии № 35111 на осуществление деятельности в области оказания услуг связи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	Владимирская область
2.	Предоставление услуг по эфирной трансляции звуковых программ	№ 23262	01.08.2002	01.08.2005 Федеральной службой по надзору в сфере связи принято решение от 29.08.2005 № 31 о выдаче лицензии № 34303 на осуществление деятельности в области оказания услуг связи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	Воронежская область
3.	Предоставление услуг по эфирной трансляции звуковых программ	№ 21497	14.03.2002	11.08.2005 Федеральной службой по надзору в сфере связи принято решение от 29.08.2005 № 31 о выдаче лицензии № 34302 на осуществление деятельности	Ивановская область

				в области оказания услуг связи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	
4.	Предоставление услуг по трансляции телевизионных и звуковых программ по сети кабельного телевидения	№ 23533	29.08.2002	29.08.2007	г. Иваново
5.	Предоставление услуг по трансляции телевизионных программ по сети кабельного телевидения	№ 27631	18.08.2003	20.08.2006	п. Воротынск Бабынинского района Калужской области
6.	Предоставление услуг по эфирной трансляции звуковых программ	№ 17394	15.02.2001	15.02.2006	Калужская область
7.	Предоставление услуг по эфирной трансляции телевизионных программ	№ 28681	31.10.2003	27.08.2008	Калужская область
8.	Предоставление услуг по эфирной трансляции телевизионных программ	№ 13402	30.11.1999	10.05.2005 Федеральной службой по надзору в сфере связи принято решение от 31.05.2005 № П23-2-05-02-6 о выдаче лицензии № 32187 на услуги связи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии	Костромская область

				технического оформления.	
9.	Предоставление услуг по трансляции телевизионных и звуковых программ по сети кабельного телевидения	№ 28953	12.11.2003	12.11.2006	г. Кострома
10.	Предоставление услуг по эфирной трансляции телевизионных программ	№ 14429	09.03.2000	22.06.2005 Федеральной службой по надзору в сфере связи принято решение от 30.06.2005 № П23-2-05-02-8 о выдаче лицензии № 32839 на услуги связи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	г. Щигры Курской области
11.	Предоставление услуг по эфирной трансляции звуковых программ	№ 23557	29.08.2002	29.08.2007	п. Горшечное Курской области
12.	Предоставление услуг связи для целей кабельного вещания	№ 31082	25.03.2005	18.03.2010	г. Курск
13.	Предоставление услуг по эфирной трансляции звуковых программ	№ 23543	29.08.2002	29.08.2007	Липецкая область
14.	Предоставление услуг связи для целей эфирного вещания звуковых программ	№ 32046	31.05.2005	Федеральной службой по надзору в сфере связи принято решение от 31.05.2005 № П23-2-05-01-6 о выдаче лицензии № 32046 на услуги связи для целей	Липецкая область

					эфирного вещания звуковых программ. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	
.	15.	Предоставление услуг по эфирной трансляции телевизионных программ	№ 23924	04.10.2002	04.10.2007	г. Серпухов, Солнечногорск, Чехов Московской области
.	16.	Предоставление услуг по эфирной трансляции телевизионных программ	№ 20413	10.12.2001	10.12.2006	Московская область
.	17.	Предоставление услуг связи для целей эфирного вещания	№ 31551	26.04.2005	22.04.2008	Московская область
.	18.	Предоставление услуг по трансляции телевизионных и звуковых программ по сети кабельного телевидения	№28932	12.11.2003	12.11.2006	г. Коломна, г. Лосино – Петровского Щелковского района, г. Орехово-Зуево и Орехово-Зуевского района Московской области
.	19.	Предоставление услуг по эфирной трансляции звуковых программ	№ 18299	18.05.2001	18.05.2006	Тамбовская область
.	20.	Предоставление услуг связи для целей кабельного вещания	№ 31083	15.03.2005	18.03.2010	г. Ярославль
.	21.	Предоставление услуг по эфирной трансляции звуковых программ	№ 26670	05.06.2003	16.07.2007	г. Ярославль и близ. нас. пункты Ярославской области

Лицензии на осуществление телерадиовещания и кабельного телевидения.

№	Название лицензии	Номер лицензии	Наименование средства массовой информации	Вид массовой информации	Дата выдачи	Срок действия	Территория действия лицензии.
	Осуществление телевизионного вещания	№ 7585	"Новохоперские зори"	Радиовещание эфирное	27.08.2003	30.11.2005	Воронежская область (Елань-Колено и близлежащие нас. пункты, Новохоперск и близлежащие нас. пункты)
	Осуществление телевизионного вещания	№ 7696	"Терновская волна"	Радиовещание эфирное	08.10.2003	29.04.2008	с. Терновка Воронежской области
	Осуществление радиовещания	№ 8528	"Ива-Радио"	Радиовещание эфирное	15.10.2004	08.04.2009	Ивановская область (г. Вичуга и близ. нас. пункты, г. Фурманов и близ. нас. пункты, г. Шуя и близ. нас. пункты, г. Южа и близ. нас. пункты.)
	Осуществление радиовещания	№ 7508	"Ива-Радио"	Радиовещание проводное	24.07.2003	24.07.2008	г. Иваново, Ивановская область
	Осуществление телевизионного вещания	№ 7655	"Сеть кабельного телевидения Ивановской области"	Телевидение кабельное	23.09.2003	23.09.2008	г. Иваново
	Осуществление телевизионного вещания	№ 7586	"Земля Калужская"	Телевидение эфирное	27.08.2003	27.08.2008	г. Людиново Калужской области и близ. нас. пункты.

Осуществление телевизионного вещания	№ 9084	"Земля Калужская"	Телевидение эфирное	05.07.2005	07.07.2010	Г. Кондрово Калужской области
Осуществление радиовещания	№ 8572	"Радио"Элекс"	Радиовещание проводное	01.12.2004	11.11.2009	г. Калуга
Осуществление телевизионного вещания	№ 8531	"КостромаТелеком- медиа"	Кабельное телевидение	18.10.2004	18.10.2009	г. Кострома
Осуществление радиовещания	№ 7220	"Курск-Канал Мелодия"	Радиовещание проводное	24.04.2003	14.02.2006	г. Курск, Курская область
Осуществление радиовещания	№ 8729	"Липецкое Информрадио"	Радиовещание проводное	15.02.2005	20.10.2008	г. Липецк и Липецкая область
Осуществление радиовещания	№ 9040	"Информ-связь"	Радиовещание эфирное	21.06.2005	21.06.2010	с. Волово, г. Данков, п.г.т. Добринка, с. Измалково, с. Плоты, с. Тербуны, г. Усмань, г. Чаплыгин Липецкой области
Осуществление радиовещания	№ 9011	"Информ-связь"	Радиовещание эфирное	07.06.2005	07.06.2010	С. Долгоруково Липецкой области
Осуществление радиовещания	№ 7192	"Радио "Шанс"	Радиовещание эфирное	18.04.2003	16.07.2007	г. Ярославль и близ. нас. пункты. (пункт установки передатчика – п. Дубки)
Осуществление радиовещания	№ 7246	"Радио "Шанс"	Радиовещание проводное	05.05.2003	24.10.2007	г. Ярославль
Осуществление телевизионного вещания	№ 7195	"Третья планета"	Кабельное телевидение	18.04.2003	07.05.2006	г. Ярославль

Лицензии по непрофильным видам деятельности.

Название лицензии	Номер лицензии	Дата регистрации лицензии	Срок действия лицензии	Территория действия лицензии.	Орган, выдавший лицензию
Строительство зданий и сооружений I и II уровней ответственности в соответствии с государственным стандартом	*ГС-1-99-02-27-0-5000000970-003321-1*	*05.12.2002*	*05.12.2007*	*Российская Федерация*	*Госстрой России*
Проектирование зданий и сооружений I и II уровней ответственности в соответствии с государственным стандартом	*ГС-1-99-02-26-0-5000000970-003320-1*	*05.12.2002*	*05.12.2007*	*Российская Федерация*	*Госстрой России*
Геодезическая деятельность	*МОГ – 01056*	*21.11.2002*	*21.11.2007*	*Курская и Тамбовская области*	*Федеральная служба геодезии и картографии России*
Картографическая деятельность	*МОГ – 01057*	*21.11.2002*	*21.11.2007*	*Курская и Тамбовская области*	*Федеральная служба геодезии и картографии России*
Медицинская деятельность	*0824*	*03.02.2003*	*03.02.2008*	*Курская область*	*Комитет здравоохранения Курской области*
Медицинская деятельность	*69-01-000044*	*10.02.2005*	*10.02.2010*	*Тверская область*	*Федеральная служба по надзору в сфере здравоохранения и социального развития*
Медицинская деятельность	*0211/00841*	*20.12.2003*	*20.12.2008*	*Тульская область*	*Департамент здравоохранения Тульской области*
Медицинская деятельность	*721*	*18.11.2002*	*26.04.2008*	*Ярославская область*	*Департамент здравоохранения и фармации Администрации Ярославской области*

Осуществление образовательной деятельности по образовательным программам	№ 54276	11.08.2003	12.08.2006	Московская область	Министерство образования Московской области
Образовательная деятельность	№ 76242505/л 0094	10.03.2005	15.08.2007	Ярославская область	Департамент образования Администрации Ярославской области от имени Администрации Ярославской области
Деятельность по предупреждению и тушению пожаров	№ 1 /00818	21.02.2003	21.02.2008	Российская Федерация	Министерство Российской Федерации по делам гражданской обороны, чрезвычайными ситуациями и ликвидации последствий стихийных бедствий Главное управление Государственной противопожарной службы
Производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений	№ 2/ 01455	21.02.2003	21.02.2008	Российская Федерация	Министерство Российской Федерации по делам гражданской обороны, чрезвычайными ситуациями и ликвидации последствий стихийных бедствий Главное управление Государственной противопожарной службы
Деятельность по эксплуатации электрических сетей	50007938	28.04.2003	27.04.2008	Российская Федерация	Министерство энергетики Российской Федерации
Деятельность по эксплуатации тепловых сетей	№ ЭТ-02-000283(К)	28.04.2005	28.04.2010	Российская Федерация	Федеральная служба по экологическому, техническому и атомному надзору
Розничная продажа алкогольной продукции	№ БРН АР 06009	23.12.2002	23.12.2005 Продление срока	Брянская область	Комитет лицензирования администрации Брянской

			действия лицензии не предусмотрено, в связи с нецелесообразностью.		*области*
Осуществление деятельности по ремонту средств измерений	*№ 001500-Р*	*03.03.2004*	*03.03.2009*	*Российская Федерация*	*Государственный комитет РФ по стандартизации и метрологии*
Осуществление деятельности по эксплуатации взрывоопасных производственных объектов	*№ 00-ЭВ-002491 (С)*	*25.03.2004*	*25.03.2009*	*Российская Федерация*	Федеральный горный и промышленный надзор России
Добыча подземных пресных вод для производственных нужд предприятия	№ 50359	07.12.2004	01.01.2015	Юго-западная часть г. Алексеевка Алексеевского района Белгородской области	Региональное агентство по недропользованию по ЦФО
Геологическое изучение недр и добыча пресных подземных вод для хозяйственно-питьевого водоснабжения базы отдыха	*№ 53172*	*14.07.2003*	*01.01.2020*	*Участок недр расположен у д. Гомониха Красносельского района Костромская область*	*Управление природных ресурсов и охраны окружающей среды МПР России по Костромской области*
На право пользования недрами	*№ 56230*	*09.09.2004*	*20.06.2008*	*Тамбовская область*	*Главное управление природных ресурсов по Тамбовской области*
Добыча питьевых подземных вод для водоснабжения оздоровительного лагеря "Сигнал"	*№ 57273*	*21.12.2004*	*01.09.2016*	*Дер. Юдинки Алексеевского района Тульской области*	*Региональное агентство по недропользованию по ЦФО*
На водопользование (поверхностные водные объекты) (Сброс дождевых	№ 00333	10.10.2003	10.10.2006	г. Тверь	Главное управление природных ресурсов и охраны окружающей среды Министерства природных

сточных вод с территорий производственной базы в промзоне Лазурная г. Тверь)					ресурсов России по Тверской области
Осуществление работ по техническому обслуживанию шифровальных (криптографических) средств	*1816 Х*	*20.09.2004*	*13.05.2009*	*Тамбовский филиал*	*Центр по лицензированию, сертификации и защите государственной тайны ФСБ России*
Осуществление работ по распространению шифровальных (криптографических) средств	*1817 Р*	*20.09.2004*	*13.05.2009*	*Тамбовский филиал*	*Центр по лицензированию, сертификации и защите государственной тайны ФСБ России*
Осуществление работ на предоставление услуг в области шифрования информации	*1818 У*	*20.09.2004*	*13.05.2009*	*Тамбовский филиал*	*Центр по лицензированию, сертификации и защите государственной тайны ФСБ России*
Осуществление деятельности по технической защите конфиденциальной информации	*№ 0210*	*11.05.2004*	*11.05.2009*	*Филиалы ОАО "ЦентрТелеком"*	*Государственная техническая комиссия при президенте РФ*
Осуществление работ, связанных с использованием сведений, составляющих государственную тайну	*№ 5500*	*16.12.2003*	*16.12.2008*	*г. Москва, Дегтярный пер., д. 6 стр. 2*	*Управление ФСБ России по г. Москве и Московской области*
Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/2*	*28.01.2004*	*16.12.2008*	*г. Калуга, ул. Театральная, д. 38*	*Управление ФСБ России по г. Москве и Московской области*

Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/9*	*28.01.2004*	*16.12.2008*	*Воронежская область, г. Лиски, ул. Ленина, д. 23*	*Управление ФСБ России по г. Москве и Московской области*
Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/12*	*28.01.2004*	*16.12.2008*	*г. Курск, Красная площадь, д.8*	*Управление ФСБ России по г. Москве и Московской области*
Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/13*	*28.01.2004*	*16.12.2008*	*Курская область, г. Фатеж, ул. Карла Маркса, д. 17*	*Управление ФСБ России по г. Москве и Московской области*
Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/17*	*28.01.2004*	*16.12.2008*	*Г. Москва, ул. Народного Ополчения, д. 29 корп. 2*	*Управление ФСБ России по г. Москве и Московской области*
Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/18*	*28.01.2004*	*16.12.2008*	*Московская область, г. Звенигород, ул. Некрасова, д. 6*	*Управление ФСБ России по г. Москве и Московской области*
Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/19*	*28.01.2004*	*16.12.2008*	*Московская область, г. Егорьевск, ул. Карла Маркса, д. 69*	*Управление ФСБ России по г. Москве и Московской области*

	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/20*	*14.04.2004*	*16.12.2008*	*г. Орел, ул. Ленина, д. 43*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/21*	*14.04.2004*	*16.12.2008*	*Орловская область, п.г.т. Кромы, ул. 25 Октября, д. 30*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/22*	*12.05.2004*	*16.12.2008*	*г. Рязань, ул. Щедрина, д. 43*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/23*	*12.05.2004*	*16.12.2008*	*Рязанская область, р.п. Старожилово, ул. Гагарина, д.7*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/24*	*14.06.2004*	*16.12.2008*	*Г. Тверь, ул. Новоторжская, д. 24*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/25*	*14.06.2004*	*16.12.2008*	*Тверская область, г. Торжок, ул. Студенческая, д.41*	*Управление ФСБ России по г. Москве и Московской области*

	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/26*	*05.04.2005*	*16.12.2008*	*г. Тула, проспект Ленина, д. 33*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/27*	*05.04.2005*	*16.12.2008*	*Г. Брянск, площадь Карла Маркса, д. 9*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/28*	*05.04.2005*	*16.12.2008*	*Брянская область, г. Почеп, ул. Мира, д. 1Б*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/29*	*05.04.2005*	*16.12.2008*	*Брянская область, г. Трубчевск, ул. Севская, д. 14*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/30*	*05.04.2005*	*16.12.2008*	*г. Воронеж, пр. Революции, д. 35*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/31*	*05.04.2005*	*16.12.2008*	*Воронежская область, п.г.т. Анна, ул. Советская, д. 19*	*Управление ФСБ России по г. Москве и Московской области*

	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/33*	*05.04.2005*	*16.12.2008*	*г. Смоленск, ул. Октябрьской революции, д.6*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/34*	*05.04.2005*	*16.12.2008*	*Смоленская область, г. Ярцево, микрорайон 15.*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/35*	*05.04.2005*	*16.12.2008*	*г. Тамбов, ул. Астраханская, д.2В*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/36*	*05.04.2005*	*16.12.2008*	*Тамбовская область, р.п. Сосновка, ул. Котовского, д.6*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/37*	*05.04.2005*	*16.12.2008*	*г. Владимир, ул. Горького, д. 42*	*Управление ФСБ России по г. Москве и Московской области*
	Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/38*	*15.06.2005*	*16.12.2008*	*г. Ярославль, ул. Комсомольская, д. 22*	*Управление ФСБ России по г. Москве и Московской области*

Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/39*	*15.06.2005*	*16.12.2008*	*г. Кострома, ул. Подлипаева, д.1*	*Управление ФСБ России по г. Москве и Московской области*
Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/40*	*09.09.2005*	*16.12.2008*	*г. Иваново, ул. Ул. 10 августа*	*Управление ФСБ России по г. Москве и Московской области*
Осуществление работ, связанных с использованием сведений, составляющих государственную тайну (оригинал копии)	*№ 5500/41*	*21.09.2005*	*16.12.2008*	*г. Белгород, ул. Площадь Соборная, д.3*	*Управление ФСБ России по г. Москве и Московской области*
Осуществление работ, связанных с использованием сведений, составляющих государственную тайну	*№ 228*	*23.12.2004*	*16.12.2008*	*Г. Липецк, ул. Терешковой, 35а*	*Управление ФСБ России по Липецкой области*
Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	*№ 5501*	*16.12.2003*	*16.12.2008*	*г. Москва, Дегтярный пер., д. 6 стр.*	*Управление ФСБ России по г. Москве и Московской области*
Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	*№ 5501/10*	*05.04.2005*	*16.12.2008*	*г. Орел, ул. Ленина, д.43.*	*Управление ФСБ России по г. Москве и Московской области*

2	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 5501/11*	*05.04.2005*	*16.12.2008*	*г. Курск, Красная площадь, д. 8*	*Управление ФСБ России по г. Москве и Московской области*
3	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 5501/12*	*05.04.2005*	*16.12.2008*	*г. Калуга, ул. Театральная, д. 38*	*Управление ФСБ России по г. Москве и Московской области*
4	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны*	*№ 5501/13*	*05.04.2005*	*16.12.2008*	*г. Брянск, площадь Карла Маркса, д. 9*	*Управление ФСБ России по г. Москве и Московской области*
5	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 5501/14*	*05.04.2005*	*16.12.2008*	*г. Воронеж, пр. Революции, д. 35.*	*Управление ФСБ России по г. Москве и Московской области*
6	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 5501/15*	*05.04.2005*	*16.12.2008*	*г. Смоленск, ул. Октябрьской Революции, д. 6.*	*Управление ФСБ России по г. Москве и Московской области*
7	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 5501/16*	*05.04.2005*	*16.12.2008*	*г. Тамбов, ул. Астраханская, д. 2в*	*Управление ФСБ России по г. Москве и Московской области*
8	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 5501/17*	*05.04.2005*	*16.12.2008*	*г. Тула, проспект Ленина, д. 33*	*Управление ФСБ России по г. Москве и Московской области*

9	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/18	05.04.2005	16.12.2008	г. Рязань, ул. Щедрина, д. 43	Управление ФСБ России по г. Москве и Московской области
10	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/19	15.06.2005	16.12.2008	г. Москва, ул. Народного Ополчения, д. 29, корп. 2	Управление ФСБ России по г. Москве и Московской области
11	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/20	09.09.2005	16.12.2008	г. Иваново, ул. 10 августа, д.1	Управление ФСБ России по г. Москве и Московской области
12	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 5501/21	21.09.2005	16.12.2008	г. Белгород, ул. Площадь Соборная, д.3	Управление ФСБ России по г. Москве и Московской области
13	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 229	23.12.2004	16.12.2008	г. Липецк, ул. Терешковой, д. 35а	Управление ФСБ России по г. Москве и Московской области
28	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны	№ 1246 М	05.05.2004	16.12.2008	ОАО "ЦентрТелеком"	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
1	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 1246 / 1 М	05.05.2004	16.12.2008	г. Белгород, площадь Революции, дом 3	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России

2	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 1246 / 2 М*	*05.05.2004*	*16.12.2008*	*г. Брянск, площадь Карла Маркса, д. 9*	*Центр по лицензированию, сертификации и защите государственной тайны ФСБ России*
3	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 1246 / 3 М*	*05.05.2004*	*16.12.2008*	*г. Владимир, улица Горького, дом 42*	*Центр по лицензированию, сертификации и защите государственной тайны ФСБ России*
4	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 1246 / 4 М*	*05.05.2004*	*16.12.2008*	*г. Воронеж, Проспект революции, дом 35.*	*Центр по лицензированию, сертификации и защите государственной тайны ФСБ России*
5	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 1246 / 5 М*	*05.05.2004*	*16.12.2008*	*г. Иваново, улица 10 августа, дом 1*	*Центр по лицензированию, сертификации и защите государственной тайны ФСБ России*
6	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 1246 / 6 М*	*05.05.2004*	*16.12.2008*	*г. Калуга, улица Театральная, дом 38*	*Центр по лицензированию, сертификации и защите государственной тайны ФСБ России*
7	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 1246 / 7 М*	*05.05.2004*	*16.12.2008*	*г. Кострома, улица Подлипаева, дом 1*	*Центр по лицензированию, сертификации и защите государственной тайны ФСБ России*
8	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 1246 / 8 М*	*05.05.2004*	*16.12.2008*	*г. Курск, Красная площадь, дом 8*	*Центр по лицензированию, сертификации и защите государственной тайны ФСБ России*

9	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 1246 / 9 М	05.05.2004	16.12.2008	г. Липецк, улица Терешковой, дом 35а	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
10	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 1246 / 10 М	05.05.2004	16.12.2008	г. Химки, Московской области, ул. Пролетарская, дом 23	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
11	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 1246 / 11 М	05.05.2004	16.12.2008	г. Орел, Улица Ленина, дом 43	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
12	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 1246 / 12М	05.05.2004	16.12.2008	г. Рязань, улица Щедрина, дом 43	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
13	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 1246 / 13 М	05.05.2004	16.12.2008	г. Смоленск, улица Октябрьской революции, дом 6	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
14	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 1246 / 14 М	05.05.2004	16.12.2008	г. Тамбов, улица Астраханская, дом 2-в	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России
15	Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)	№ 1246 / 15М	05.05.2004	16.12.2008	г. Тверь, улица Новоторжская, дом 24	Центр по лицензированию, сертификации и защите государственной тайны ФСБ России

16	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 1246 / 16 М*	*05.05.2004*	*16.12.2008*	*г. Тула, Проспект Ленина, дом 33*	*Центр по лицензированию, сертификации и защите государственной тайны ФСБ России*
17	*Осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны (оригинал копии)*	*№ 1246 / 17 М*	*05.05.2004*	*16.12.2008*	*г. Ярославль, улица Комсомольская, дом 22*	*Центр по лицензированию, сертификации и защите государственной тайны ФСБ России*

Для продления срока действия лицензии в области связи заявление о продлении срока действия лицензии подается не позднее, чем за 2 месяца и не ранее чем за 6 месяцев до истечения срока ее действия.

Как правило, ОАО "ЦентрТелеком" обеспечивает продление сроков действия лицензий.

3.2.7. Совместная деятельность эмитента

ОАО «ЦентрТелеком» участвует в совместной деятельности (Договор простого товарищества № 79/89 от 31 декабря 1998 г.) по созданию, развитию и коммерческой эксплуатации коммутационной системы сотовой связи стандарта CDMA–800 (доля – 30%).

Другие участники: ООО «Топснабинвест» (доля – 40%), ООО «Боулинг-Центр» (доля – 30%).

Величина вложений: 6 491 036 руб.

Цель вложений – получение прибыли.

Полученный финансовый результат

ФИНАНСОВЫЕ ПОКАЗАТЕЛИ, тыс. руб.	I полугодие 2005 г.	за 9 месяцев 2005 г.
Выручка	6 690	9 347
Прибыль от продаж	1 576	1 758
Прибыль до налогообложения	1 422	1 576
Прибыль от обычной деятельности	1 422	1 576
Распределение прибыли совместной деятельности	1 422	1 576
Чистая прибыль	0	0
Совокупные активы	33 198	33 463
Кредиторская задолженность	1 725	1 957
Дебиторская задолженность	19 506	20 201

Вклад в совместную деятельность (договор простого товарищества):

балансовая стоимость по состоянию на 30.09.05г. – 6 710 005 руб.;

сумма дохода, фактически полученная в отчетном периоде – 472 690 руб.

3.2.8. Дополнительные требования к эмитентам, являющимся акционерными инвестиционными фондами или страховыми организациями

Эмитент не является акционерным инвестиционным фондом или страховой организацией.

3.2.9. Дополнительные требования к эмитентам, основной деятельностью которых является добыча полезных ископаемых

Добыча полезных ископаемых не является основной деятельностью эмитента.

3.2.10. Дополнительные требования к эмитентам, основной деятельностью которых является оказание услуг связи.

а) Лицензии на предоставление услуг связи.

По состоянию на 30.09.2005

Лицензии, выданные Министерством Российской Федерации по связи и информатизации (Минсвязи России) и Федеральной службой по надзору в сфере связи России (Россвязьнадзор России)

№	Название лицензии	Номер лицензии	*Условия осуществление деятельности*	*Номерная емкость, Абонентская база, территория трансляции*	Дата регистрации лицензии в Едином реестре лицензий по связи	Срок действия лицензии	Территория действия лицензии.
1.	Предоставление услуг местной и внутризоновой телефонной связи	№ 24064	*- услуги местной и внутризоновой телефонной связи сети связи общего пользования;* *- услуги телефонной связи с использованием технических средств интеллектуальной сети связи.*	*Общая монтированная емкость не менее 6657000 номеров*	24.10.2002	24.10.2012	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
2.	Предоставление услуг местной, междугородной и международной	№ 23250	*- услуги местной, междугородной и международной*	*Общая монтированная емкость не*	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская,

	телефонной связи		*телефонной связи сети связи общего пользования с использованием сети переговорных пунктов и сети таксофонов.*	*менее 30044 таксофонов не менее 3837 переговорных пунктов*			Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
3	Предоставление в аренду каналов связи	№ 23247	*- предоставление пользователям местные, междугородные каналы и тракты связи, каналы подачи программ телевидения, звукового вещания, физические цепи для передачи сигналов электросвязи.*	*Общее количество организуемых каналов тональной частоты, основных цифровых каналов, в том числе в составе цифровых трактов 11083*	14.11.2002	14.11.2007	1. Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
4.	Предоставление услуг передачи данных	№ 23248	*- услуги передачи данных сети общего пользования.*	*Монтированная абонентская емкость сети должна обеспечить возможность подключения к концу срока действия лицензии не менее 257460 пользователей, в том числе к концу 2003 г. не менее 119338*	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.

					пользователей			
5.	5.	Предоставление услуг телематических служб	№ 23249	*- услуги телематических служб сети общего пользования (службы электронной почты, службы доступа к информационным ресурсам, службы факсимильных сообщений, информационно-справочной службы, службы обработки сообщений, службы передачи речевой информации, службы голосовых сообщений, службы аудиоконференций, службы видеоконференций)*	*Монтированная абонентская емкость должна обеспечивать подключение к концу действия лицензии не менее 502115, в том числе к концу 2003 г. не менее 270156.* *Пропускная способность передачи речевой информации к концу срока действия лицензии не менее 2986 одновременных разговоров, к концу 2003 г. не менее 970 одновременных разговоров.* *Число пользователей сеансов аудиоконференцсвязи и видеоконференцсвязи не менее 603.* *Количество ПКП к концу срока действия*	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.

					лицензии не менее 1097, к концу 2003 г. не менее 664.			
6.	6.	Предоставление услуг телеграфной связи	№ 24065	*- услуги телеграфной связи (прием, передача и доставка телеграмм, услуги сети АТ/Телекс)*	*Монтированная емкость телеграфных средств коммутации и передачи должна обеспечивать возможность полного удовлетворения потребностей в услугах телеграфной связи на лицензионной территории*	14.11.2002	14.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская области и города Москвы.
7.	7.	Предоставление услуг по трансляции звуковых программ по сети проводного вещания	№ 24339	*- услуги по трансляции звуковых программ по сети проводного вещания.*	*Число основных радиоретрансляционных точек на конец 2003 г. составляет - 3 572 487-*	28.11.2002	28.11.2007	Белгородская, Брянская, Владимирская, Воронежская, Ивановская, Калужская, Костромская, Курская, Липецкая, Курская, Липецкая, Московская, Орловская, Рязанская, Смоленская, Тамбовская, Тверская, Тульская, Ярославская область.
8.	8.	Предоставление услуг по трансляции звуковых программ по сети проводного вещания	№ 25058	*- услуги по трансляции звуковых программ по сети проводного вещания.*	*Число основных радиоретрансляционных точек на конец 2003 г. составляет - 991.*	07.02.2003	07.02.2008	п. Восточный, п. Северное, п. Некрасовка, мкр. Косино г. Москвы.
9.	1.	Предоставление услуг		*- услуг сотовой*	*Монтированна*			

		сотовой радиотелефонной связи в диапазоне 450 МГц	№ 24066	*радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц*	*я емкость сети, процент охвата территории к концу 2004 г. - 2000 номеров 10%, к концу 2005 г – 3000 номеров 60 %.*	14.11.2002	14.11.2005 Направлено заявление в Россвязьнадзор России от 05.09.2005 № 22-10/6096, прогноз благоприятный. Вх. Россвязьнадзора РФ от 08.09.2005 № 22052	Ивановская область
10.	2.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 30244	*- услуги цифровой сотовой радиотелефонной связи в диапазоне 450 МГц по технологии IMT - MC*	*Монтированная емкость сети, к 2007 г. – 6000 номеров, к 2013 г. – 16000 номеров.*	30.12.2003	30.12.2013	Ивановская область
11.	3.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц	№ 24067	*- услуг сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц*	*Монтированная емкость сети, процент охвата территории к концу 2004 г. - 2000 номеров 10%, к концу 2005 г – 3000 номеров 60 %.*	14.11.2002	14.11.2005 Направлено заявление в Россвязьнадзор России от 05.09.2005 № 22-10/6095, прогноз благоприятный. Вх. Россвязьнадзора РФ от 08.09.2005 №	Костромская область

							22054	
12.	4.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 30245	*- услуги цифровой сотовой радиотелефонной связи в диапазоне 450 МГц по технологии IMT - MC*	*Монтированная емкость сети, к 2007 г. – 6000 номеров, к 2013 г. – 16000 номеров.*	30.12.2003	30.12.2013	Костромская область
13.	5.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 900 МГц	№ 24069	*- услуг сотовой радиотелефонной связи сети связи общего пользования с использованием оборудования стандарта GSM в диапазоне 900 МГц*	*Монтированная емкость сети, процент охвата территории на 0101.2006 не менее 80000 , 80%*	14.11.2002	01.03.2006	Тамбовская область
14.	6.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 800 МГц	№ 24070	*- услуг сотовой радиотелефонной связи сети связи общего пользования в диапазоне 800 МГц*	*Монтированная емкость сети, процент охвата территории на 0101.2006 не менее 1000 , 100%*	28.11.2002	01.10.2006	Тульская область
15.	7.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 24068	*- услуг сотовой радиотелефонной связи сети связи общего пользования в диапазоне 450 МГц*	*Монтированная емкость сети к концу 2004 г. - 3000 номеров 15% , к концу 2005 г – 10000 номеров 60 %.*	14.11.2002	14.11.2005 Направлено заявление в Россвязьнадзор России от 07.09.2005 № 22-10/6097, прогноз благоприятный. Вх.	Ярославская область

							Россвязьнадзора РФ от 08.09.2005 № 22050	
16.	8.	Предоставление услуг сотовой радиотелефонной связи в диапазоне 450 МГц (по технологии IMT-MC)	№ 30246	*- услуги цифровой сотовой радиотелефонной связи в диапазоне 450 МГц по технологии IMT - MC*	*Монтированная емкость сети, к 2007 г. – 6000 номеров, к 2013 г. – 16000 номеров.*	30.12.2003	30.12.2013	Ярославская область
17.	1.	Предоставление услуг персонального радиовызова	№ 23251	*- услуги персонального радиовызова сети связи общего пользования*	*Предельное количество – 10000, с использованием радиочастоты 159,6375 МГц.*	14.11.2002	14.11.2005	Ивановская область
18.	2.	Предоставление услуг персонального радиовызова	№ 23252	*- услуги персонального радиовызова сети связи общего пользования*	*Предельное количество – 20000, с использованием радиочастоты 157,225 МГц, 165,000 МГц.*	14.11.2002	14.11.2005	Ярославская область
19.	1.	Предоставление услуг подвижной радиотелефонной связи	№ 24325	*- услуги подвижной радиотелефонной связи сети связи общего пользования*	*Предельное количество абонентов 300, с использованием диапазона 330 МГц*	14.11.2002	14.11.2007	Белгородская область
20.	2.	Предоставление услуг подвижной радиотелефонной связи	№ 24326	*- услуги подвижной радиотелефонной связи сети связи общего*	*Предельное количество абонентов 500, с использованием*	14.11.2002	14.11.2007	Владимирская область

				пользования	*диапазона 330 МГц*			
21.	3.	Предоставление услуг подвижной радиотелефонной связи	№ 24327	*- услуги подвижной радиотелефонной связи сети связи общего пользования*	*Предельное количество абонентов 1800, с использованием диапазона 330 МГц*	14.11.2002	14.11.2007	Воронежская область
22.	4.	Предоставление услуг подвижной радиотелефонной связи	№ 24328	*- услуги подвижной радиотелефонной связи сети связи общего пользования*	*Предельное количество абонентов 800, с использованием диапазона 330 МГц*	14.11.2002	14.11.2007	Ивановская область
23.	5.	Предоставление услуг радиотелефонной связи	№ 24695	*- услуги радиотелефонной связи сети связи общего пользования*	*Монтируемая емкость к концу 2007 – не менее 600 номеров, в диапазоне частот 828-831 МГц и 873-876 МГц*	30.12.2002	30.12.2007	Ивановская область
24.	6.	Предоставление услуг подвижной радиотелефонной связи	№ 24329	*- услуги подвижной радиотелефонной связи сети связи общего пользования*	*Предельное количество абонентов 480, с использованием диапазона 330 МГц*	14.11.2002	14.11.2007	Калужская область
25.	7.	Предоставление услуг подвижной радиотелефонной связи	№ 24330	*- услуги подвижной радиотелефонной связи сети связи общего пользования*	*Предельное количество абонентов 400, с использованием диапазона 330*	14.11.2002	14.11.2007	Курская область

					МГц			
26.	8.	Предоставление услуг подвижной радиотелефонной связи	№ 24331	*- услуги подвижной радиотелефонной связи сети связи общего пользования*	*Предельное количество абонентов 400, с использованием диапазона 330 МГц*	14.11.2002	14.11.2007	Липецкая область
27.	9.	Предоставление услуг подвижной радиотелефонной связи	№ 24332	*- услуги подвижной радиотелефонной связи сети связи общего пользования*	*Предельное количество абонентов 4000, с использованием диапазона 330 МГц*	14.11.2002	14.11.2007	Московская область
28.	10.	Предоставление услуг подвижной радиотелефонной связи	№ 24333	*- услуги подвижной радиотелефонной связи сети связи общего пользования*	*Предельное количество абонентов 200, с использованием диапазона 330 МГц*	14.11.2002	14.11.2007	Орловская область
29.	11.	Предоставление услуг подвижной радиотелефонной связи	№ 24334	*- услуги подвижной радиотелефонной связи сети связи общего пользования*	*Предельное количество абонентов 500, с использованием диапазона 330 МГц*	14.11.2002	14.11.2007	Рязанская область
30.	12.	Предоставление услуг подвижной радиотелефонной связи	№ 24335	*- услуги подвижной радиотелефонной связи сети связи общего пользования*	*Предельное количество абонентов 500, с использованием диапазона 330 МГц*	14.11.2002	14.11.2007	Смоленская область
31.	13.	Предоставление услуг подвижной	№ 24336	*- услуги подвижной*	*Предельное количество*	14.11.2002	14.11.2007	Тверская область

		радиотелефонной связи		*радиотелефонной связи сети связи общего пользования*	*абонентов 270, с использованием диапазона 330 МГц*			
32.	14.	Предоставление услуг подвижной радиотелефонной связи	№ 24337	*- услуги подвижной радиотелефонной связи сети связи общего пользования*	*Предельное количество абонентов 900, с использованием диапазона 330 МГц*	14.11.2002	14.11.2007	Тульская область
33.	15.	Предоставление услуг подвижной радиотелефонной связи	№ 24338	*- услуги подвижной радиотелефонной связи сети связи общего пользования*	*Предельное количество абонентов 400, с использованием диапазона 330 МГц*	14.11.2002	14.11.2007	Ярославская область
34.	1.	Предоставление услуг по эфирной трансляции звуковых программ	№ 16541	*- услуги по эфирной трансляции звуковых программ*	*Трансляции звуковых программ на территории Владимирской области*	17.10.2000	17.10.2005 **Федеральной службой по надзору в сфере связи принято решение от 14.09.2005 № 33 о выдаче лицензии № 35111 на осуществление деятельности в области оказания услуг связи для целей эфирного вещания. В**	Владимирская область

							настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	
35.	2.	Предоставление услуг по эфирной трансляции звуковых программ	№ 23262	*- услуги по эфирной трансляции звуковых программ*	*Трансляции звуковых программ на территории Воронежской области*	01.08.2002	01.08.2005 Федеральной службой по надзору в сфере связи принято решение от 29.08.2005 № 31 о выдаче лицензии № 34303 на осуществление деятельности в области оказания услуг связи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	Воронежская область
36	3.	Предоставление услуг по	№ 21497	*- услуги по*	*Трансляции*	14.03.2002	11.08.2005	Ивановская область

.		эфирной трансляции звуковых программ		*эфирной трансляции звуковых программ*	*звуковых программ на территории Ивановской области*		Федеральной службой по надзору в сфере связи принято решение от 29.08.2005 № 31 о выдаче лицензии № 34302 на осуществление деятельности в области оказания услуг связи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	
37.	4.	Предоставление услуг по трансляции телевизионных и звуковых программ по сети кабельного телевидения	№ 23533	*- услуги по трансляции телевизионных и звуковых программ по сети кабельного телевидения*	*До 10 тысяч абонентов*	29.08.2002	29.08.2007	г. Иваново
38.	5.	Предоставление услуг по трансляции телевизионных программ по сети кабельного	№ 27631	*- услуги по трансляции телевизионных программ по сети*	*До 1,3 тысяч абонентов*	18.08.2003	20.08.2006	п. Воротынск Бабынинского района Калужской области

		телевидения		*кабельного телевидения*				
9	6.	Предоставление услуг по эфирной трансляции звуковых программ	№ 17394	*- услуги по эфирной трансляции звуковых программ*	*Трансляции звуковых программ на территории Калужской области*	15.02.2001	15.02.2006	Калужская область
0	7.	Предоставление услуг по эфирной трансляции телевизионных программ	№ 28681	*- услуги по эфирной трансляции телевизионных и звуковых программ*	*Трансляции телевизионных программ на территории Калужской области*	31.10.2003	27.08.2008	Калужская область
1	8.	Предоставление услуг по эфирной трансляции телевизионных программ	№ 13402	*- услуги по эфирной трансляции телевизионных и звуковых программ*	*Трансляции телевизионных программ на территории Костромской области*	30.11.1999	10.05.2005 Федеральной службой по надзору в сфере связи принято решение от 31.05.2005 № П23-2-05-02-6 о выдаче лицензии № 32187 на услуги связи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического	Костромская область

						оформления.	
9.	Предоставление услуг по трансляции телевизионных и звуковых программ по сети кабельного телевидения	№ 28953	*- Предоставление услуг по эфирной трансляции телевизионных и звуковых программ по сети кабельного телевидения*	*До 60 тысяч абонентов*	12.11.2003	12.11.2006	г. Кострома
10.	Предоставление услуг по эфирной трансляции телевизионных программ	№ 14429	*- услуги по эфирной трансляции телевизионных программ*	*Трансляции телевизионных программ на территории Курской области*	09.03.2000	22.06.2005 Федеральной службой по надзору в сфере связи принято решение от 30.06.2005 № П23-2-05-02-8 о выдаче лицензии № 32839 на услуги связи для целей эфирного вещания. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	г. Щигры Курской области
11.	Предоставление услуг по эфирной трансляции звуковых программ	№ 23557	*- услуги по эфирной трансляции звуковых программ*	*Трансляции звуковых программ на территории*	29.08.2002	29.08.2007	п. Горшечное Курской области

				Курской области			
12.	Предоставление услуг связи для целей кабельного вещания	№ 31082	*- услуги связи для целей кабельного вещания*	*Оказания услуг на территории Курской области*	25.03.2005	18.03.2010	г. Курск
13.	Предоставление услуг по эфирной трансляции звуковых программ	№ 23543	*- услуги по эфирной трансляции звуковых программ*	*Трансляции звуковых программ на территории Липецкой области*	29.08.2002	29.08.2007	Липецкая область
14.	Предоставление услуг связи для целей эфирного вещания звуковых программ	№ 32046	-	-	31.05.2005	Федеральной службой по надзору в сфере связи принято решение от 31.05.2005 № П23-2-05-01-6 о выдаче лицензии № 32046 на услуги связи для целей эфирного вещания звуковых программ. В настоящее время лицензия находится в Россвязьнадзоре России на стадии технического оформления.	Липецкая область

15.	Предоставление услуг по эфирной трансляции телевизионных программ	№ 23924	*- услуги по эфирной трансляции телевизионных программ с применением системы MMDS в полосе частот 2500 – 2700 МГц*	*Трансляции телевизионных программ на территории г. Серпухова, Солнечногорска, Чехова Московской области*	04.10.2002	04.10.2007	г. Серпухов, Солнечногорск, Чехов Московской области
16.	Предоставление услуг по эфирной трансляции телевизионных программ	№ 20413	*- услуги по эфирной трансляции телевизионных программ*	*Трансляции телевизионных программ на территории Московской области*	10.12.2001	10.12.2006	Московская область
17.	Предоставление услуг связи для целей эфирного вещания	№ 31551	*- услуги связи для целей эфирного вещания*	*Трансляции звуковых программ на территории Московской области*	26.04.2005	22.04.2008	Московская область
18.	Предоставление услуг по трансляции телевизионных и звуковых программ по сети кабельного телевидения	№28932	*- услуги по трансляции телевизионных и звуковых программ по сети кабельного телевидения*	*68 тысяч абонентов*	12.11.2003	12.11.2006	г. Коломна, г. Лосино – Петровского Щелковского района, г. Орехово-Зуево и Орехово-Зуевского района Московской области
19.	Предоставление услуг по эфирной трансляции звуковых программ	№ 18299	*- услуги по эфирной трансляции звуковых программ*	*Трансляции звуковых программ на территории Тамбовской области*	18.05.2001	18.05.2006	Тамбовская область
20.	Предоставление услуг связи для целей кабельного вещания	№ 31083	*- услуги связи для целей кабельного вещания*	*Оказания услуг на территории Ярославской*	15.03.2005	18.03.2010	г. Ярославль

				области			
21.	Предоставление услуг по эфирной трансляции звуковых программ	№ 26670	*- услуги по эфирной трансляции звуковых программ*	*Трансляции звуковых программ на территории Ярославской области*	05.06.2003	16.07.2007	г. Ярославль и близ. нас. пункты Ярославской области

Условия и возможность продления срока лицензии:

1. Осуществление лицензиатом деятельности без нарушения условий лицензии.
2. Своевременное обращение в лицензирующий орган с заявлением о продлении срока действия лицензии и представление для этого необходимых документов, определенных Федеральным законом "О связи".
3. Соответствие деятельности, осуществляемой лицензиатом, установленным стандартам, требованиям, правилам.
4. Наличие технической возможности реализации лицензируемого вида деятельности.

Сроки выполнения эмитентом обязательств по созданию абонентской базы выполнены с условиями действия лицензий.

Степень выполнения эмитентом указанных обязательств: выполняются в объеме требований лицензий.

Факторы, которые могут негативно сказаться на исполнении эмитентом обязательств по лицензиям: форс-мажорные обстоятельства

Возможность наступления негативных факторов: не выявлена

б) Сети связи.

Местная связь

ОАО "ЦентрТелеком" является основным оператором на телекоммуникационном рынке центральной части России в сфере предоставления услуг доступа к местной телефонной сети.

ОАО «ЦентрТелеком» является самым крупным из образованных в 2002 году межрегиональных операторов связи. Компания владеет развитой телекоммуникационной инфрастуктурой в наиболее густонаселенном регионе России, где проживает около 20% от общего населения страны.

Компания осуществляет деятельность в 17 субъектах федерации России.

ОАО «ЦентрТелеком» оказывает широкий спектр услуг, среди которых традиционные услуги телефонной связи, Интернет, передача данных, эфирное и кабельное телевидение, сети проводного и УКВ радиовещания, предоставление в аренду каналов и других ресурсов. Компания оказывает также другим операторам услуги по присоединению к сети связи общего пользования.

Монтированная емкость телефонной сети ОАО «ЦентрТелеком» по оперативным данным на 01.10.2005 г. составляет 6 878 334 номера.

Сегодня местные телефонные сети представляют собой сложную инженерную систему, которая состоит почти из 9000 автоматических телефонных станций разных типов. Сеть связи ОАО «ЦентрТелеком» постоянно совершенствуется. Строятся новые электронные станции и узлы коммутации, создаются цифровые линии связи, организуются радиорелейные цифровые линии. Емкость цифровых АТС от общей монтированной емкости составляет по оперативным данным на 01.10.2005г. 49,5%. Развитие сети за счет установки электронных АТС отечественного и зарубежного производства позволяет помимо увеличения емкости сети, расширять спектр предоставляемых современных услуг связи, таких как Интернет, ISDN, передача данных и т.д.

Из общего количества монтированной емкости сети общего пользования ОАО "ЦентрТелеком", городские телефонные номера составляют 85%, номера сельских АТС – 15%. Это свидетельствует о преобладании в структуре местной связи компании городской телефонной сети.

Линейно-кабельные сооружения местной сети связи ОАО «ЦентрТелеком» создаются и используются для предоставления услуг в рамках действующих лицензий. Общая протяженность кабельных сетей в настоящий момент составляет 736,765 тыс. км и постоянно наращивается, из них с волоконно-оптическим кабелем 5,861 тыс. км.

Междугородная связь

ОАО "ЦентрТелеком" предоставляет услуги междугородной и международной связи на основе договоров с ведущим оператором дальней связи России ОАО "Ростелеком".

Коммутация трафика между местной телефонной сетью и магистральной сетью Ростелекома осуществляется автоматическими междугородными станциями (АМТС). В настоящий момент в ОАО «ЦентрТелеком» эксплуатируется 26 АМТС.

Для организации межстанционной и внутризоновой связи используются как волоконно-оптические, так и радиорелейные линии связи.

Протяженность внутризоновых линий передачи по оперативным данным на 01.10.2005 г. составляет 32295,5 км, из них волоконно-оптических линий передачи – 13414,85 км, что является базой для обеспечения высококачественных цифровых каналов и соединительных линий. Применяются только сертифицированные и отвечающие самым высоким требованиям волоконно-оптические кабели. За 3 квартал 2005 г. введено в эксплуатацию 185,5 км внутризоновых ВОЛС.

Все районные центры и города областного подчинения имеют выход на автоматическую междугородную телефонную связь. Компания самостоятельно выставляет счета за услуги дальней связи своим абонентам, собирает плату за предоставленные услуги и производит расчеты с ОАО «Ростелеком» за пропуск трафика дальней связи.

СПРАВКА
о радиочастотном ресурсе, выделенном
ОАО «ЦентрТелеком» в соответствии с законодательством Российской Федерации для предоставления услуг связи, оказываемых с использованием радиоэлектронных средств на территории Центрального федерального округа
Российской Федерации

Для предоставления услуг связи ОАО «ЦентрТелеком», оказываемых с использованием радиоэлектронных средств, оформлен частотный ресурс:

1. Для предоставления услуг по эфирному телерадиовещанию (по эфирной трансляции программ телерадиовещания) на территории Белгородской, Владимирской, Воронежской, Ивановской, Калужской, Костромской, Курской, Липецкой, Московской, Тамбовской, Тверской, Ярославской - 134 радиочастот, которые оформлены в 44 разрешениях на использование радиочастот (далее сокр. – разрешениях), выданных в соответствии с законодательством Российской Федерации.

2. Для предоставления услуг сотовой радиотелефонной связи в стандарте NMT-450 на территории Ивановской, Костромской и Ярославской областей - 440 радиочастот, которые оформлены в 8 разрешениях.

3. Для предоставления услуг сотовой радиотелефонной связи на территории Тамбовской области в стандарте:

GSM- 900 - 836 радиочастот, которые оформлены в 9 разрешениях;

GSM – 1800 - 196 радиочастот, которые оформлены в двух разрешениях.

4. Для предоставления услуг сотовой радиотелефонной связи в стандарте AMPS/DAMPS на территории г. Тулы - 24 радиочастоты, которые оформлены в одном разрешении.

5. Для предоставления услуг подвижной радиотелефонной связи в стандарте MPT 1327 («Алтай») на территории Белгородской, Владимирской, Воронежской, Ивановской, Калужской, Курской, Липецкой, Московской, Орловской, Рязанской, Смоленской, Тверской, Тульской, Ярославской областей – 1292 радиочастоты, которые оформлены в 34 разрешениях.

6. Для предоставления услуг персонального вызова на территории Ивановской и Ярославской областей – 16 радиочастот, которые оформлены в 2 разрешениях.

7. Для предоставления услуг местной телефонной связи с использованием оборудования беспроводного доступа на территории Белгородской, Владимирской, Воронежской, Ивановской, Калужской, Костромской, Курской, Липецкой, Московской, Орловской, Рязанской, Смоленской, Тульской областей – 409 радиочастоты (радиоканала), которые оформлены в 92 разрешениях.

Кроме того, для организации систем передачи на местных и внутризоновых линиях связи с использованием радиорелейных средств - 504 радиочастоты, которые оформлены в 111 разрешениях.

3.3. Планы будущей деятельности эмитента.

В четвертом квартале 2005 года будут продолжены плановые мероприятия по развитию и модернизации местных и внутризоновых сетей связи, на основе применения современных технологий. До конца года предполагается ввести в эксплуатацию объекты в Верхневолжском, Московском, Тамбовском, Липецком, Владимирском, Орловском, Смоленском, Брянском и Курском филиалах, монтированной емкостью более 75 тыс. №№., в Верхневолжском, Московском, Липецком и Орловском филиалах проложить около 135 км волоконно-оптического кабеля. Основным направлением развития сетей связи общего пользования остается их постепенное преобразование в мультисервисные сети для предоставления всех видов телекоммуникационных услуг.

Предусматривается дальнейшее расширение мультисервисных сетей связи в Рязанском и Воронежском филиалах Общества. К концу года планируется ввести в эксплуатацию мультисервисную сеть в Курском филиале.

Также в 4 квартале будут продолжены работы по строительству корпоративной сети передачи данных в рамках программы реструктуризации ОАО «Связьинвест». К концу года, в рамках этой же программы, все филиалы, Генеральная дирекция и Центр обработки данных (ЦОД) будут объединены в единое информационное пространство.

В филиалах ОАО «ЦентрТелеком» в 4 квартале планируются работы, связанные с заменой 0 на 4, в определяемых географически кодах нумерации ABC.

3.4. Участие эмитента в промышленных, банковских и финансовых группах, холдингах, концернах и ассоциациях.

На 01.10.2005 г. ОАО «ЦентрТелеком» участвовало в 22 некоммерческих организациях, а именно:

НЕКОММЕРЧЕСКИЕ ОРГАНИЗАЦИИ				
№	Наименование организации	Год вступления	Функции	Цели участия
1	Ассоциация открытых акционерных обществ электросвязи Центрального региона России	1995 г.	Координация деятельности в области связи в ЦФО. Представление общих интересов в государственных и иных органах и международных организациях.	Участие в работе по созданию новых форм организации в управлении предприятиями связи. Организация системы повышения квалификации руководителей, ведущих специалистов и других категорий работников связи. Содействие осуществлению инициатив органов государственной власти, направленных на развитие телекоммуникационных систем в регионе.
2	Ассоциация управления качеством связи и информатизации «Международный конгресс качества телекоммуникаций»	2000 г.	Содействие развитию и повышению качества государственного, корпоративного управления, инвестиционной привлекательности и конкурентоспособности организаций на рынке инфотелекоммуникаций.	Получение информации о качестве продукции и услуг телекоммуникационного рынка России, деятельности других телекоммуникационных компаний.
3	Ассоциация операторов пейджинговой связи	1996 г.	Координация работы операторов связи в области предоставления услуг пейджинговой связи.	Содействие развитию услуги пейджинговой связи.
4	Ассоциация операторов сетей МДКР (CDMA)	1998 г.	Разработка единых подходов к решению общих системно-сетевых вопросов.	Координация хозяйственной деятельности, защиты интересов операторов, осуществляющих предоставление услуг связи в стандарте CDMA.

				Взаимодействие с производителями оснащения для систем CDMA.
5	Международная ассоциация «Март»	2000 г.	Координация деятельности операторов связи в области предоставления услуг телевидения и радиовещания.	Предоставление технического и информационного содействия членам Ассоциации и региональным компаниям кабельного и эфирного телевидения.
6	Ассоциация операторов федеральной сети делового обслуживания «ИСКРА»	1999 г.	Содействие развитию Взаимоувязанной Сети Связи Российской Федерации, внедрению отечественной и зарубежной техники и программного обеспечения с целью повышения качества услуг связи «СДО Искра».	Участие в работе по развитию Взаимоувязанной Сети Связи Российской Федерации. Внедрение отечественной и зарубежной техники и программного обеспечения, способствующих расширению объема и повышению качества услуг связи «СДО-Искра».
7	Брянская областная ассоциация промышленных и коммерческих предприятий (работодателей)	1990 г.	Консолидация деятельности трудовых коллективов предприятий и организаций - членов Ассоциации в целях осуществления «Комплексной программы социально-экономического развития области».	Повышение эффективности работы и защиты интересов промышленных и коммерческих предприятий области. Объединение и координация деятельности работодателей области в решении задач по развитию экономики. Создание условий для ускорения развития и внедрения научно-технического прогресса на предприятиях.
8	Некоммерческое партнерство «Калужское объединение промышленников и предпринимателей «РЕГИОН»	1994 г.	Создание условий для ускорения развития и внедрения научно-технического прогресса на промышленных предприятиях.	Содействие развитию, кооперации и специализации производства в условиях формирования рыночных отношений. Повышение профессионального уровня руководителей и работников предприятий. Решение задач по стабилизации экономики и повышение жизненного уровня населения области.
9	Автономная некоммерческая организация «Калужский научный центр»	1997 г.	Ежегодно выплачивается стипендия им. Голубицкого 10 студентам МГТУ им. Баумана и Калужского Государственного Университета.	Развитие научно-технического потенциала региона.
10	Некоммерческое партнерство	2003 г.	Поддержка процессов формирования в России	Решение в режиме неформального диалога

	«ТелекомФорум»		информационного общества как составной части глобального информационного пространства. Содействие развитию информационно-телекоммуникационной инфраструктуры на территории Российской Федерации.	вопросов взаимодействия с иностранными телекоммуникационными компаниями, Министерством информационных технологий и связи Российской Федерации, ОАО «Связьинвест», другими органами государственной власти, а также российскими предприятиями и организациями, работающими в области связи и информатизации.
11	Поволжская Ассоциация инженеров телекоммуникаций информатики "ТЕЛЕИНФО" (ПАИТИ)	1996 г.	Содействие внедрению новейших технологий на телекоммуникационные сети страны. Проведение реконструкции, модернизации и цифровизации городских, районных и сельских узлов связи. Издание регионального научно-практического журнала «Телекоммуникационное поле регионов» (далее - «ТПР»). *Проведение ежегодных Международных научно-технических семинаров, конференций.* Самарского симпозиума телекоммуникаций.	Обучение молодежи и специалистов. Реконструкция и строительство цифровых АТС и их технологическое обслуживание. Сотрудничество с региональным научно-практическим журналом «ТПР». Внедрение научно-технической продукции в рамках учебных программ.
12	Союз промышленников и предпринимателей Ивановской области	1996 г.	Внесение предложений исполнительным и законодательным органам власти Ивановской области и Российской Федерации в сфере оптимизации проводимой экономической политики.	Получение информации о тарифах монополий.
13	Ассоциация открытых акционерных обществ электросвязи Центрально-Черноземного региона	1997 г.	Решение задач по ускоренному развитию организаций связи и повышение жизненного уровня связистов. Содействие развитию, кооперации и специализации по предоставлению услуг связи. Обеспечение проведения государственной политики в области	Координация деятельности отрасли в Центрально-Чернозёмном регионе. Представление общих интересов в государственных органах, в отношениях с иными лицами, в том числе с международными организациями.

			телекоммуникационных систем в ЦЧР путем реализации федеральных, отраслевых и региональных программ и проектов.	
14	Негосударственный пенсионный фонд "Телеком-Союз"	2002 г.	Реализация социальных целей в форме выплат негосударственных пенсий участникам Фонда, выплат накопительной части трудовой пенсии застрахованным лицам и выплат профессиональных пенсий застрахованным лицам.	Обслуживание Фондом заслуженных работников филиалов и генеральной дирекции ОАО «ЦентрТелеком», получивших право на негосударственное пенсионное обеспечение.
15	Международная ассоциация DSM MoU операторов сотовой связи	1998 г.	Развитие систем стандарта GSM 900/1800, систем спутниковой связи GSM и GSM платформы. Обеспечение международного роуминга. Обслуживание и развитие стандартизированных услуг (голос, данные, мультимедиа) сертификация оборудования и выработка международных соглашений в отношении мобильных станций, SIM-карт (алгоритмы А3-А8, А5), сигнализации (MAP, INAP), биллинговой системы и системы расчетов (TAP1-TAP3), систем безопасности и звуковых кодов.	Получение алгоритмов шифрования SIM –card для сотовых телефонов с целью обеспечения конфиденциальности информации. Замена кодировок на сотовых телефонах (RUS-38 на Тамбов GSM).
16	Ассоциация операторов сетей сотовой подвижной связи стандарта GSM	1995 г.	Развитие систем стандарта GSM 900/1800, систем спутниковой связи GSM и GSM платформы. Обеспечение международного роуминга. Обслуживание и развитие стандартизированных услуг (голос, данные, мультимедиа).	Развитие стандартов, сертификация оборудования и выработка международных соглашений в отношении мобильных станций, SIM-карт (алгоритмы А3-А8, А5), сигнализации (MAP, INAP), биллинговой системы и системы расчетов (TAP1-TAP3), систем безопасности и звуковых кодов. Разработка проектов законов и постановлений в сфере телекоммуникаций, здравоохранения и безопасности окружающей среды.

17	Ассоциация операторов, предоставляющих услуги связи посредством таксофонов, производителей оборудования, научно-исследовательских, проектных и конструкторских организаций в области телекоммуникаций (АТО)	2001 г.	Разработка, изготовление, внедрение таксофонного оборудования, систем управления, платежными средствами, средствами защиты, безопасности. Предоставление населению услуг на базе таксофонных систем.	Координация действий с российскими операторами связи при построении, развитии и эксплуатации таксофонной сети.
18	Некоммерческое партнерство "Центр исследования проблем развития телекоммуникаций"	2002 г.	Исследование проблем развития рынка телекоммуникационных услуг. Содействие повышению конкурентоспособности организаций отрасли связи. Создание и поддержание привлекательного образа организаций связи и самого Партнерства для российских и зарубежных инвесторов и потребителей.	Исследование проблем развития рынка телекоммуникационных услуг. Совместная разработка проектов нормативных правовых актов, направленных на решение задач по повышению эффективности деятельности компаний отрасли связи. Обеспечение консультационного, информационного и иного содействия организациям отрасли связи. Совместное проведение мероприятий и осуществление программ, направленных на повышение эффективности функционирования компаний отрасли связи. Информационная деятельность, в том числе взаимодействие со средствами массовой информации.
19	Общественно-государственное объединение "Ассоциация Документальной "Электросвязи"	2002 г.	Развитие интернет-технологий. Организация семинаров по информационной безопасности. Содействие реализации государственных программ в области инфокоммуникаций. Анализ процессов стандартизации в	Мониторинг услуг телекоммуникаций на территории Российской Федерации. Получение консультаций по вопросам информационных рисков и страхованию ответственности. Размещение бизнес-предложений для операторов связи в ежеквартальном

			инфокоммуниациях.	аналитическом и информационном журнале «Документальная электросвязь».
20	Ассоциация операторов федеральной сотовой сети NMT-450	1995 г.	Координация работы операторов связи, оказывающих услуги в стандарте NMT-450	Сотрудничество с другими операторами стандарта nmt-450
21	Союз производителей и потребителей оборудования средств связи	2004 г.	Объединение отечественных предприятий-разработчиков и производителей оборудования средств связи, поставщиков технических средств, операторов связи, проектных и других организаций по вопросам развития связи. Координация деятельности разработчиков, производителей и потребителей телекоммуникационного оборудования с целью повышения эффективности реализации современной научно-технической политики в отрасли связи.	Привлечение отечественных предприятий к заказам и поставкам оборудования, выполнению строительно-монтажных и пусконаладочных работ. Установление контактов с кредитными организациями, инвестиционными, внебюджетными и иными фондами с целью получения кредитов на выгодных условиях. Участие в выставках, ярмарках, презентациях, семинарах, симпозиумов в области связи.
22	Фонд "Российский Фонд истории связи"	2002 г.	Реставрация музея связи им. А.С. Попова в Санкт-Петербурге. Учреждение именной стипендии им. А.С. Попова. Проведение всероссийской олимпиады по физике им. А.С. Попова. Реконструкция Санкт-Петербургского Главпочтамта. Ежегодное чествование ветеранов отечественной радиотехники и связи в День Радио, 7 мая.	Оказание спонсорской помощи при реставрации музея связи им. А.С. Попова в Санкт-Петербурге, учреждении именной стипендии им. А.С. Попова, проведении всероссийской олимпиады по физике им. А.С. Попова, реконструкции Санкт-Петербургского Главпочтамта, ежегодное чествование ветеранов отечественной радиотехники и связи в День Радио, 7 мая.

3.5. Дочерние и зависимые хозяйственные общества эмитента.

Полное фирменное наименование: Открытое акционерное общество "АЭРОКОМ"

Сокращенное фирменное наименование: ОАО «АЭРОКОМ»

Место нахождения: 125190, Россия, г. Москва, ул. Ленинградский проспект, д.80, к.32

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Доля обыкновенных акций дочернего общества, принадлежащих эмитенту: 100%

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- услуги местной, междугородной и международной связи;
- услуги местной, междугородной и международной связи по выделенной сети;
- предоставление услуг передачи данных;
- предоставление услуг телематических служб.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Бирюков Сергей Валерьевич (1956)
Кашенцева Ирина Юрьевна (1969)
Пегасов Максим Александрович (1966) - председатель Совета директоров
Назаров Сергей Викторович(1971)
Петров Владимир Александрович (1953)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения:

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Бирюков Сергей Валерьевич (1956)

Полное фирменное наименование: Закрытое акционерное общество "Телепорт Иваново (ТПИ)"

Сокращенное фирменное наименование: ЗАО «Телепорт Иваново»

Место нахождения: 153032, г. Иваново, ул. Ташкентская, д.90

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- услуги передачи данных;
- услуги сотовой и пейджинговой связи;

- торговля средствами связи

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Совет директоров данного дочернего общества уставом не предусмотрен.

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения:

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Копытин Александр Анатольевич (1971)

Полное фирменное наименование: Общество с ограниченной ответственностью "МобилКом"

Сокращенное фирменное наименование: ООО "МобилКом"

Место нахождения: 600017, г. Владимир, ул. Мира, д.17

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг транкинговой связи предприятиям Владимирской области.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Совет директоров данного дочернего общества уставом не предусмотрен.

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения:

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Копаченко Леонид Николаевич (1943)

Полное фирменное наименование: Открытое акционерное общество "Российская телекоммуникационная сеть"

Сокращенное фирменное наименование: ОАО РТС

Место нахождения: 101000, Россия, г. Москва, ул. Маросейка, д.2/15

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Доля обыкновенных акций дочернего общества, принадлежащих эмитенту: 100%

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг электросвязи, системная интеграция в области построения корпоративных сетей, в т.ч. поставки телекоммуникационного оборудования.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Полищук Виктор Абрамович (1938) – председатель Совета директоров
Бирюков Сергей Валерьевич (1956)
Амарян Рубен Андроникович (1949)
Козин Владимир Владимирович (1970)
Локотков Алексей Алексеевич (1950)
Назаров Сергей Викторович (1971)
Приданцев Сергей Владимирович (1967)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения:

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Бирюков Сергей Валерьевич (1956)

Полное фирменное наименование: Общество с ограниченной ответственностью "Телеком-Строй"

Сокращенное фирменное наименование: ООО "Телеком-Строй"

Место нахождения: 153017, г. Иваново, 2-ой Минский пер, д.6

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- строительные и ремонтные работы.

Описание значения такого общества для деятельности эмитента:

- компания является вспомогательной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Сапрыкин Андрей Валентинович (1957)- председатель совета директоров
Кузовкина Вера Викторовна (1970)
Шепелев Олег Иванович (1950)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения:

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Шепелев Олег Иванович (1950)

Полное фирменное наименование: Общество с ограниченной ответственностью "Телеком-Терминал"

Сокращенное фирменное наименование: ООО "Телеком-Терминал"

Место нахождения: 153000, г. Иваново, пр-т Ленина, д.13

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- торговля терминальными устройствами;
- ремонт терминальных устройств;
- сервисное обслуживание абонентов сети сотовой связи стандарта GSM 1800 н в рамках договора с ОАО «МТС», филиал в г. Иваново;
- оказание консультационных услуг по аппаратным средствам информационных систем связи.

Описание значения такого общества для деятельности эмитента:

- компания является вспомогательной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Грушин Сергей Анатольевич (1967) – председатель совета директоров

Беляева Анна Петровна (1972)

Тихонов Сергей Львович (1967)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения:

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Тихонов Сергей Львович (1967)

Полное фирменное наименование: Закрытое акционерное общество "Владимир Телесервис"

Сокращенное фирменное наименование: ЗАО "Владимир Телесервис"

Место нахождения: 600017, г. Владимир, ул. Гороховая, д.20

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Доля обыкновенных акций дочернего общества, принадлежащих эмитенту: 100%

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг телематических служб и передачи данных на территории Владимирской области.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Ромская Елена Кимовна (1957) – председатель Совета директоров

Брехов Анатолий Ермолаевич (1952)

Мартышечкин Петр Николаевич (1956)

Кашенцева Ирина Юрьевна (1969)

Петров Владимир Александрович (1953)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения:

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Андреев Андрей Геннадьевич (1970)

Полное фирменное наименование: Закрытое акционерное общество «ЦентрТелекомСервис Московской области»

Сокращенное фирменное наименование: ЗАО «ЦТКС МО»

Место нахождения: 115446, Россия, г.Москва, Коломенский пр-д, д.1а.

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 100 %

Доля обыкновенных акций дочернего общества, принадлежащих эмитенту: 100%

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг коммутируемого и выделенного доступа в Интернет;
- предоставление услуг передачи данных;
- реализация интеграционных проектов.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Бирюков Сергей Валерьевич (1956) – председатель Совета директоров

Галаев Андрей Васильевич (1962)

Межуев Николай Викторович (1962)

Пегасов Максим Александрович (1966)

Полищук Павел Викторович (1977)

Савельев Алексей Владимирович (1975)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения:

Петров Владимир Александрович (1953) – председатель Правления

Кондратов Вадим Михайлович (1969)

Пегасов Максим Александрович (1966)

Шадрин Константин Николаевич (1960)

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Петров Владимир Александрович (1953)

Полное фирменное наименование: Общество с ограниченной ответственностью "ТверьТелеком"

Сокращенное фирменное наименование: ООО "ТверьТелеком"

Место нахождения: 170000, г.Тверь, ул.Новоторжская, д.24

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 85 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- строительство и капитальный ремонт объектов связи;
- предоставление в аренду каналов связи;
- предоставление услуг местной и внутризоновой телефонной связи;
- предоставление услуг телематических служб;
- предоставление услуг местной, международной и междугородной связи по выделенной сети;
- предоставление услуг передачи данных.

Описания значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Ромская Елена Кимовна (1957) – председатель совета директоров

Грушин Сергей Анатольевич (1967)

Петров Владимир Александрович (1953)

Шатраков Артем Юрьевич (1972)

Шеденков Олег Станиславович (1975)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения:

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Костенко Виталий Степанович (1944)

Полное фирменное наименование: Общество с ограниченной ответственностью "ВладПейдж"

Сокращенное фирменное наименование: ООО "ВладПейдж"

Место нахождения: 600017, г.Владимир, ул.Горького, д.42

Размер доли участия эмитента в уставном капитале дочернего общества: 75 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Хозяйственная деятельность не ведется.

Годовым Общим собранием участников ООО "ВладПейдж" принято решение о ликвидации Общества. (Протокол от 31.05.2004г.)

Избрана ликвидационная комиссия в составе 8 человек:

1. Коровин Анатолий Николаевич (1946)
2. Удилов Александр Георгиевич (1955)
3. Антонова Ольга Александровна (1971)
4. Маркина Юлия Валерьевна (1975)
5. Бондарева-Битяй Юлия Викторовна (1975)
6. Романов Михаил Леонидович (1981)
7. Привалова Екатерина Борисовна (1973)
8. Джусоев Ливери Васильевич (1964)

Полное фирменное наименование: Закрытое акционерное общество "ЦентрТелеком Сервис"

Сокращенное фирменное наименование: ЗАО "ЦентрТелеком Сервис"

Место нахождения: 141400, г.Химки, Московская обл., ул. Пролетарская, д.23, комн.101

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 74,9 %

Доля обыкновенных акций дочернего общества, принадлежащих эмитенту: 74,9%

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг местной, междугородней, международной телефонной связи, услуг передачи данных;
- предоставление в аренду каналов связи.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Амарян Рубен Андроникович (1949) - председатель Совета директоров
Локотков Алексей Алексеевич (1950)
Приданцев Сергей Владимирович (1967)
Журавлева Элла Михайловна (1961)
Полищук Павел Викторович (1977)
Кондратов Вадим Михайлович (1969)
Кряжев Руслан Викторович (1967)

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Кондратов Вадим Михайлович (1969)

Полное фирменное наименование: Общество с ограниченной ответственностью

Производственно-внедренческое предприятие "Связь-Сервис-Ирга"

Сокращенное фирменное наименование: ООО ПВП "Связь-Сервис-Ирга"

Место нахождения: 390046, г.Рязань, ул.Есенина, д.21

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 70 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- ремонт и обслуживание оборудования средств связи, проектирование линий связи.

Описание значения такого общества для деятельности эмитента:

- компания является вспомогательной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Совет директоров данного дочернего общества уставом не предусмотрен.

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения:

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Бойцев Александр Викторович (1955)

Полное фирменное наименование: Общество с ограниченной ответственностью "Владимирский таксофон"

Сокращенное фирменное наименование: ООО "Владимирский таксофон"

Место нахождения: 600014, г.Владимир, пр-т Строителей, д.32-а

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 51 %

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- создание и организация в г. Владимир и Владимирской области сети универсальных карточных таксофонов для предоставления населению услуг местной, междугородной и международной связи, услуги сервисных телефонных карт (СТК).

Значение общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Коровин Анатолий Николаевич (1946) – председатель Совета директоров
Юркин Владимир Иванович (1951)
Саакян Ида Амаяковна (1944)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием

года рождения:

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Юркин Владимир Иванович (1951)

Полное фирменное наименование: Закрытое акционерное общество "Телеком" Рязанской области

Сокращенное фирменное наименование: ЗАО "Телеком"

Место нахождения: 390006, г.Рязань, ул.Свободы, д.36

Основания признания общества дочерним по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 50% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале дочернего общества: 50,9 %

Доля обыкновенных акций дочернего общества, принадлежащих эмитенту: 50,9%

Размер доли участия дочернего общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих дочернему обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг местной, междугородней и международной связи;
- услуги аренды оборудования.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров дочернего общества с указанием года рождения:

Чемерикин Юрий Алексеевич (1954) – председатель Совета директоров

Шевнев Владимир Николаевич (1941)

Веретенников Владимир Иванович (1952)

Шатилов Владислав Николаевич(1959)

Аржанникова Людмила Александровна (1960)

Костромцов Андрей Львович (1961)

Сударева Наталья Александровна (1958)

Персональный состав коллегиального исполнительного органа дочернего общества с указанием года рождения:

Ушаков Валерий Александрович (1948) - председатель Правления

Савушкина Ирина Николаевна (1968)

Тулюпа Ольга Владимировна (1970)

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Ушаков Валерий Александрович (1948)

Полное фирменное наименование: Закрытое акционерное общество "ТелеРосс-Воронеж"

Сокращенное фирменное наименование: ЗАО "ТелеРосс-Воронеж"

Место нахождения: 394006, г. Воронеж, ул. Красноармейская, д.25

Основания признания общества зависимым по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале зависимого общества: 50 %

Доля обыкновенных акций зависимого общества, принадлежащих эмитенту: 50%

Размер доли участия зависимого общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих зависимого обществу – доли нет

Описание основного вида деятельности общества:

- сдача в аренду оборудования средств связи.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров зависимого общества с указанием года рождения:

Кудрявцев Александр Георгиевич (1954) – председатель Совета директоров

Хаустович Александр Владимирович (1949)

Сударева Наталья Александровна (1958)

Патока Андрей Евгеньевич (1969)

Петров Василий Михайлович (1956)

Кузовкина Вера Викторовна (1970)

Персональный состав коллегиального исполнительного органа зависимого общества с указанием года рождения:

Коллегиальный исполнительный орган данного зависимого общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа дочернего общества с указанием года рождения:

Петров Василий Михайлович (1956)

Полное фирменное наименование: Закрытое акционерное общество "Смоленская Сотовая Связь"

Сокращенное фирменное наименование: ЗАО "Смоленская Сотовая Связь"

Место нахождения: 214000, г.Смоленск, ул.Октябрьской революции, д.6

Основания признания общества зависимым по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале зависимого общества: 40 %

Доля обыкновенных акций зависимого общества, принадлежащих эмитенту: 40%

Размер доли участия зависимого общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих зависимому обществу – доли нет

Описание основного вида деятельности общества:

- предоставление услуг сотовой связи стандарта AMPS-800, GSM-1800.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров зависимого общества с указанием года рождения:

Совет директоров данного зависимого общества уставом не предусмотрен.

Персональный состав коллегиального исполнительного органа зависимого общества с указанием года рождения:

Коллегиальный исполнительный орган данного дочернего общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа зависимого общества с указанием года рождения:

Чугунков Александр Николаевич (1965)

Полное фирменное наименование: Закрытое акционерное общество "Белгородская Сотовая Связь"

Сокращенное фирменное наименование: ЗАО "Белгородская Сотовая Связь"

Место нахождения: 308000, г. Белгород, пл. Революции, д.3

Основания признания общества зависимым по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале зависимого общества: 30 %

Доля обыкновенных акций зависимого общества, принадлежащих эмитенту: 30%

Размер доли участия зависимого общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих зависимого обществу – доли нет

Описание значения такого общества для деятельности эмитента:

- предоставление услуг сотовой связи стандарта AMPS-800, GSM-1800.

Персональный состав совета директоров зависимого общества с указанием года рождения:

Совет директоров данного зависимого общества уставом не предусмотрен.

Персональный состав коллегиального исполнительного органа зависимого общества с указанием года рождения:

Коллегиальный исполнительный орган данного зависимого общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа зависимого общества с указанием года рождения:

Слепокуров Александр Евгеньевич (1972)

Полное фирменное наименование: Закрытое акционерное общество "Страховая компания профсоюза работников связи "КОСТАРС"

Сокращенное фирменное наименование: ЗАО «СК Костарс»

Место нахождения: 117119, г. Москва, Ленинский проспект, 42;

Основания признания общества зависимым по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале зависимого общества: 28 %

Доля обыкновенных акций зависимого общества, принадлежащих эмитенту: 28%

Размер доли участия зависимого общества в уставном капитале эмитента – доли нет

Доля обыкновенных акций эмитента, принадлежащих зависимого обществу – доли нет

Описание основного вида деятельности общества:

- страхование жизни работников связи.

Описание значения такого общества для деятельности эмитента:

- компания является непрофильной для ОАО «ЦентрТелеком». Участие в ее деятельности способствует предоставлению сотрудникам ОАО «ЦентрТелеком» услуг страхования жизни.

Персональный состав совета директоров зависимого общества с указанием года рождения:

Шеденков Олег Станиславович (1975)
Рысакова Галина Васильевна (1967)
Агеев Дмитрий Александрович (1972)
Журавлева Элла Михайловна (1961)
Назейкин Анатолий Георгиевич (1946) – председатель совета директоров

Персональный состав коллегиального исполнительного органа зависимого общества с указанием года рождения:

Коллегиальный исполнительный орган данного зависимого общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа зависимого общества с указанием года рождения:

Полосухин Николай Александрович (1951)

Полное фирменное наименование: Открытое акционерное общество "Телекоммуникационная компания "Ринфотелс"

Сокращенное фирменное наименование: ОАО ТК "Ринфотелс"

Место нахождения: 390023, г. Рязань, ул. Есенина, д.43

Основания признания общества зависимым по отношению к эмитенту:

Акционерное общество имеет право распоряжаться более чем 20% общего количества голосов, приходящихся на акции (вклады, доли), составляющие уставной (складочный) капитал данного лица.

Размер доли участия эмитента в уставном капитале зависимого общества: 26%

Доля обыкновенных акций зависимого общества, принадлежащих эмитенту: 26%

Размер доли участия зависимого общества в уставном капитале эмитента – 0,001089%

Доля обыкновенных акций эмитента, принадлежащих зависимому обществу – 0,001452%

Описание основного вида деятельности общества:

- предоставление услуг передачи данных;
- услуги телематических служб;
- предоставление доступа в Интернет.

Описание значения такого общества для деятельности эмитента:

- компания является профильной для ОАО «ЦентрТелеком» и участие в ее деятельности способствует более эффективному развитию ОАО «ЦентрТелеком» на основе взаимовыгодного партнерства.

Персональный состав совета директоров зависимого общества с указанием года рождения:

Бобылев Сергей Владимирович (1961)
Майзельс Игорь Михайлович (1954)
Мельков Валерий Петрович (1945)
Ромская Елена Кимовна (1957) – председатель совета директоров
Тулюпа Михаил Андреевич (1971)

Персональный состав коллегиального исполнительного органа зависимого общества с указанием года рождения:

Коллегиальный исполнительный орган данного зависимого общества уставом не предусмотрен.

Лицо, осуществляющее функции единоличного исполнительного органа зависимого общества с указанием года рождения:

Бобылев Сергей Владимирович (1961)

Список Генеральных директоров, членов Советов директоров (Наблюдательных

*советов), членов Правления обществ, указанных в данном пункте, являющихся акционерами ОАО «ЦентрТелеком» на **30.09.2005.***

ФИО Генерального директора, члена Совета директоров (Наблюдательного совета) или Члена Правления	***Доля данного лица в Уставном капитале ОАО «ЦентрТелеком», %***	***Доля обыкновенных акций ОАО «ЦентрТелеком», принадлежащих данному лицу, %***
Амарян Рубен Андроникович	0,022986	0,017239
Бобылев Сергей Владимирович	0,000003	0,000003
Брехов Анатолий Ермолаевич	0,055643	0,043099
Галаев Андрей Васильевич	0,000032	0,000024
Журавлева Элла Михайловна	0,001093	0,000820
Коровин Анатолий Николаевич	0,000270	0,000405
Костенко Виталий Степанович	0,000000	0,000024
Локотков Алексей Алексеевич	0,008260	0,006195
Майзельс Игорь Михайлович	0,000187	0,000456
Мартышечкин Петр Николаевич	0,000951	0,001616
Межуев Николай Викторович	0,000063	0,000048
Мельков Валерий Петрович	0,033066	0,025474
Пегасов Максим Александрович	0,000425	0,000318
Ромская Елена Кимовна	0,000685	0,000514
Сапрыкин Андрей Валентинович	0,012387	0,010306
Сударева Наталья Александровна	0,000350	0,000442
Тулюпа Ольга Владимировна	0,003598	0,002699
Удилов Александр Георгиевич	0,000051	0,000190
Хаустович Александр Владимирович	0,133398	0,102933
Чемерикин Юрий Алексеевич	0,002029	0,002123
Шатраков Артем Юрьевич (1972)	0,000127	0,000095
Шевнев Владимир Николаевич	0,028180	0,023227
Юркин Владимир Иванович	0,000027	0,000020
Ушаков Валерий Александрович	0,000095	0,000358

Остальные Генеральные директора, члены Советов директоров (Наблюдательных советов) и члены Правлений обществ, указанных в данном пункте, не являются акционерами ОАО «ЦентрТелеком».

3.6. Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента.

3.6.1. Основные средства.

Наименование группы объектов основных средств	Первоначальная (восстановительная) стоимость, руб.	Сумма начисленной амортизации, руб.
Отчетная дата: 30.09.2005г.		

Земельные участки и объекты природопользования	21 073 143	
Здания	4 504 297 449	1 021 121 266
Сооружения	14 087 198 349	6 007 320 326
Машины и оборудование	25 707 816 187	10 042 816 785
Транспортные средства	587 175 439	387 460 320
Прочие	2 151 410 080	1 219 522 570
Итого:	**47 058 970 647**	**18 678 241 267**

Способ проведения переоценки основных средств:

До укрупнения компании, произошедшего 30 ноября 2002 г., переоценка основных средств эмитента не производилась. Основные средства присоединенных компаний принимались на баланс по своей остаточной балансовой стоимости на 30 ноября 2002 г. Однако следует отметить, что в некоторых из присоединенных компаний в период с 2000 по 2002 год переоценки действительно проводились. В силу того, что переоценки проводились независимыми на тот момент компаниями, а также по причине разного времени (Воронеж, Орел, Тамбов – 2000 год, Тула, Калуга и Кострома – 2001 год, Тверь – 2000-2002 год) и метода проведения оценок (разные оценщики) эмитент считает нецелесообразным приводить подробные данные по истории переоценок в каждой из присоединенных компаний в период до присоединения.

По состоянию на 01.01.2004г. Общество не переоценивало основные средства.

Общество передало в залог под кредитные договора основных средств на сумму 9 562 422 тыс.руб. (по состоянию на 30.09.05г.). Обременение возникает с момента получения кредитных средств, заканчивается в момент погашения задолженности по кредитным средствам (2008 год). Условия кредитных договоров носят конфиденциальный характер.

IV. Сведения о финансово-хозяйственной деятельности эмитента.

4.1. Результаты финансово-хозяйственной деятельности эмитента.

4.1.1. Прибыль и убытки.

Показатели, характеризующие прибыльность и убыточность эмитента за 3 кв. 2005 г.

№ п/п	Наименование показателя	2 кв. 2005г.	3 кв. 2005г.
1	Выручка тыс. руб.	6 621 883	6 917 077
2	Валовая прибыль, тыс. руб.	1 394 081	1 534 085
3	Чистая прибыль (нераспределенная прибыль непокрытый убыток), руб.	112 583	160 765
4	Рентабельность собственного капитала, %	0,76	1,07
5	Рентабельность активов, %	0,25	0,36
6	Коэффициент чистой прибыльности, %	1,70	2,32
7	Рентабельность продукции (продаж),%	21,05	22,18
8.	Оборачиваемость капитала	0,20	0,23

9	Сумма непокрытого убытка на отчетную дату, руб.	0	0
10	Соотношение непокрытого убытка на отчетную дату и валюты баланса	0	0

Для расчета приведенных показателей использовалась методика, рекомендованная нормативными актами федеральных органов исполнительной власти

ОАО «ЦентрТелеком» (3 кв. 2005г.)

В 3 квартале 2005 года наблюдается положительная динамика по всем показателям финансово-хозяйственной деятельности:

Рост выручки в 3 кв. текущего года по сравнению с 2 кв. 2005 года составил 4,5 %. Валовая прибыль получена в объеме 1 534,1 млн. руб., по сравнению с 2 кв. 2005 года наблюдается рост на 10 %.

Чистая прибыль (нераспределенная) по сравнению с 2 кв. увеличилась на 43 %.

Рентабельность собственного капитала выросла на 41 %.

Рентабельность активов увеличилась на 44 %.

Коэффициент чистой прибыльности вырос на 37 %.

Рентабельность продукции (продаж) выросла на 5 %.

Показатель оборачиваемости капитала увеличился на 14 %.

4.1.2.Факторы, оказавшие влияние на изменение размера выручки от продажи эмитентом товаров, продукции, работ, услуг и прибыли (убытков) эмитента от основной деятельности.

Год	**Изменение размера выручки,** тыс. руб. (3 кв.2005г- 3 кв. 2004г.)	**Факторы, оказавшие влияние на изменение размера выручки** *(Влияние инфляции, изменение курсов иностранных валют, решения государственных органов, иные экономические, финансовые, политические и прочие факторы)*
3 кв.2005г.	720 603,7	За счет увеличения объема основных услуг – 17,7 % За счет повышения тарифов и других факторов – 82,3 %

Увеличение размера выручки 3 квартала текущего года по отношению к соответствующему периоду прошлого года связано с увеличением доходов от основной хозяйственной деятельности (увеличение объема основных услуг, повышение тарифов на услуги связи).

4.2. Ликвидность эмитента, достаточность капитала и оборотных средств.

Наименование показателя	9 мес. 2004 г.	9 мес. 2005 г.
Собственные оборотные средства, тыс. руб.	-16741591	-21741196
Индекс постоянного актива	2,10	2,36
Коэффициент текущей ликвидности	0,73	0,48
Коэффициент быстрой ликвидности	0,52	0,28
Коэффициент автономии собственных средств	0,37	0,36

Для расчета приведенных показателей использовалась методика, рекомендованная

Приказом Федеральной службы по финансовым рынкам от 16.03.05 г. №05-5/пз-н.

Показатели рассчитаны по состоянию на дату окончания отчетного квартала (с использованием накопленных данных)

Отрицательное значение собственных оборотных средств свидетельствует о том, что для осуществления финансово- хозяйственной деятельности эмитент пользуется привлеченными средствами. Это сказывается на снижении коэффициента автономии собственных средств. Рост индекса постоянного актива вызван расширением, техническим перевооружением и модернизацией телефонной сети, направленными на улучшение качества услуг связи и предоставление новых услуг связи. Сокращение общей величины оборотных активов, в основном, за счет сокращения дебиторской задолженности, в отчетном периоде привело к снижению коэффициентов текущей и быстрой ликвидности.

Операционные расходы за 3 квартал 2005 г. (стр.070+100) составили – 814 660 тыс. руб.

Собственный капитал по состоянию на 30.09.05 составил –15 520 232 тыс. руб.

Краткосрочные обязательства по состоянию на 30.09.05 составили- 14 383 616 тыс. руб.

В соответствии с методикой, рекомендованной нормативными актами федеральных органов исполнительной власти по рынку ценных бумаг, собственный капитал эмитента считается достаточным для покрытия текущих операционных расходов и исполнения краткосрочных обязательств, т. к. стр.490 ф.1 бухгалтерского баланса за 9 месяцев 2005 г. больше стр. 690 ф.1 в 1,1 раза. Размер среднедневных операционных расходов эмитента за 2 квартал 2005 г. составляет 9 091 тыс. руб., за 3 квартал 2005 г. – 9 052 тыс. руб., прогноз на 4 квартал 2005 г. - 11426 тыс. руб. Эмитент предполагает, что величина оборотных средств в 4 кв. 2005 г. будет достаточной для покрытия прогнозируемых текущих операционных расходов.

4.3. Размер и структура капитала и оборотных средств эмитента.

4.3.1. Размер и структура капитала и оборотных средств эмитента.

Структура капитала и оборотных активов приведена по состоянию на дату окончания отчетного квартала (с использованием накопленных данных).

тыс. руб.

Наименование показателя	9 мес. 2004 г.	9 мес. 2005 г.
Размер уставного капитала эмитента:	631 200	6 311 999
Общая стоимость акций (долей) эмитента, выкупленных эмитентом для последующей перепродажи (передачи):	-	-
Процент акций (долей) эмитента, выкупленных эмитентом для последующей перепродажи (передачи), от размещенных акций (уставного капитала) эмитента:	-	-
Размер резервного капитала эмитента, формируемого за счет отчислений из прибыли эмитента:	31 560	31 560
Размер добавочного капитала эмитента:	6 331 697	646 822
Размер нераспределенной чистой прибыли прошлых лет	7 718 900	7 981 800
Размер нераспределенной прибыли отчетного года	5 096	548 051
Размер средств целевого финансирования эмитента (в т.ч. суммы средств, предназначенных для осуществления мероприятий целевого назначения, средств, поступивших от других организаций и лиц,	-	-

бюджетных средств и др.):		
Общая сумма капитала эмитента:	14 718 453	15 520 232

Увеличение уставного капитала эмитента с 631 200 тыс. руб. до 6 311 999 тыс. руб. нашло отражение в новой редакции Устава и соответствующие изменения внесены 17.03.05 г. в Единый государственный реестр юридических лиц.

Соотношение заемных средств и собственного капитала в анализируемом периоде по сравнению с соответствующим периодом прошлого года практически не изменилось.

Размер и структура оборотных средств эмитента в соответствии с бухгалтерской отчетностью тыс. руб.

Наименование показателя	9 мес. 2004 г.	%	9 мес. 2005 г.	%
Запасы	1175288	*12,8*	*1066239*	*16,1*
Налог на добавленную стоимость	1481110	16,2	1592615	24,0
Дебиторская задолженность (платежи по которой ожидаются более, чем через 12 месяцев после отчетной даты)	52832	*0,6*	*29023*	*0,4*
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	3932634	*43,0*	*2874246*	*43,4*
Краткосрочные финансовые вложения	1863824	*20,4*	*1197*	*0,0*
Денежные средства	640986	*7,0*	*1065986*	*16,1*
Прочие оборотные активы	1157	*0,0*	*1538*	*0,0*
Итого оборотные активы	9147831	*100,0*	*6630844*	*100,0*

За 9 месяцев 2005 г. величина оборотных активов снизилась против 9 месяцев 2004 г. и составила 72,5 % в основном, за счет сокращения дебиторской задолженности и краткосрочных финансовых вложений.

В структуре активов компании доля оборотных средств в анализируемом периоде составила 14,9 % против 22,3 % за аналогичный период прошлого года. Это связано с отраслевой спецификой эмитента, относящегося к производствам с высоким уровнем фондоемкости. В структуре оборотных активов преобладает дебиторская задолженность, что также связано с отраслевой спецификой. Политика эмитента в области оборотных средств направлена на сокращение дебиторской задолженности, снижение просроченной задолженности.

Источниками финансирования оборотных средств являются, в основном, привлеченные средства, которые представляют собой краткосрочные и долгосрочные банковские кредиты.

Факторы, которые могут повлечь изменение в политике финансирования оборотных средств:

- изменение уровня дебиторской задолженности, уровня запасов, скорости оборачиваемости оборотных средств;
- изменения, связанные с величиной банковских процентных ставок;
- изменение уровня рыночных цен на производственные запасы и другие виды товарно-материальных ценностей;

- изменение уровня цен на реализуемые эмитентом услуги.

Оценка вероятности их появления:

- политика Эмитента по управлению активами в части дебиторской задолженности и запасов направлена на уменьшение их уровня и сроков оборачиваемости. Негативное влияние данного фактора на практику финансирования оборотных средств маловероятно;
- стоимость банковских кредитов и ставка рефинансирования ЦБ РФ имеют тенденцию к снижению. Негативное влияние данного фактора на практику финансирования оборотных средств маловероятно;
- цены на используемые Эмитентов в процессе хозяйственной деятельности товарно-материальные ценности не подвержены резким рыночным колебаниям. Негативное влияние данного фактора на практику финансирования оборотных средств маловероятно;

рыночная стратегия Эмитента направлена на расширение деятельности в секторах с нерегулируемыми ценами и тарифами. Негативное влияние данного фактора на практику финансирования оборотных средств маловероятно

4.3.2. Финансовые вложения эмитента.

Перечень финансовых вложений эмитента, которые составляют 10 и более процентов всех его финансовых вложений на 01.10.2005г.

10% от суммы финансовых вложений ОАО «ЦентрТелеком» по состоянию на01.10.2005г. составляет 1 523 804 тыс. руб.

1) Эмиссионные ценные бумаги:

Вид ценной бумаги	Полное наименование организации	Сокращенное наименование организации	Местонахождение	№ гос. регистрации выпусков ЦБ	Дата регистрации выпуска ЦБ и орган, осуществивший регистрацию	Количество ЦБ, находящиеся в собственности ОАО "ЦТК", шт.	Общая балансовая стоимость ценных бумаг, находящихся в собственности ОАО "ЦентрТелеком", руб.	Дивиденды (руб. за акцию) за 2004 г.	Сроки выплаты дивидендов
обыкновенные акции	Открытое акционерное общество "Российская телекоммуникационная сеть"	ОАО РТС	101000, г. Москва, ул. Маросейка, 2/15	1-03-01033-А	05.03.1998 г., МРО ФКЦБ России	876 477	860 630 942,73	2 285 500	до 01.09.2005 г.
обыкновенные акции	Открытое акционерное общество "АЭРОКОМ"	ОАО "АЭРОКОМ"	125190 г. Москва, Ленинградский проспект, д.80 корп.32	73-1-7368 1-02-09135-Н	23.07.1997 г. МРО ФКЦБ России	2 100 000	493 138 185,0	нет	нет

Увеличение величины вложений Эмитента в ценные бумаги указанных обществ в связи с увеличением уставного капитала общества, осуществленным за счет имущества такого общества не имело места.

Величина потенциальных убытков, связанных с банкротством организаций (предприятий), в которые были произведены инвестиции: ***потенциальные убытки, по мнению эмитента, ограничены балансовой стоимостью вложений***

2) Неэмиссионные ценные бумаги:

Вложения эмитента в неэмиссионные ценные бумаги, которые составляют 10 и более процентов всех его финансовых вложений на 01.10.2005г.: ***отсутствуют.***

Информация о созданных резервах под обесценение ценных бумаг:

В соответствии с ПБУ 19/02 эмитент создал резервы под обесценение финансовых вложений в результате устойчивого существенного снижения их стоимости

Общая сумма резервов под обесценение финансовых вложений Общества по состоянию

на 31.12.2003г. составила 3 486 тыс.руб.

на 31.12.2004г. составила 5 509 тыс.руб.

на 30.09.2005г. составила 5 183 тыс.руб.

3) Иные финансовые вложения:

Вложения эмитента в иные финансовые вложения, которые составляют 10 и более процентов всех его финансовых вложений на 01.10.2005г.: ***отсутствуют.***

Информация о величине потенциальных убытков, связанных с банкротством организаций (предприятий), в которые были произведены инвестиции: ***потенциальные убытки, по мнению эмитента, ограничены балансовой стоимостью вложений***

Средства эмитента, размещенные на депозитных или иных счетах в банках и иных кредитных организациях, лицензии которых были приостановлены либо отозваны, либо в отношении которых было принято решение о реорганизации, ликвидации таких кредитных организаций, о начале процедуры банкротства, либо о признании таких организаций несостоятельными (банкротами): ***отсутствуют***

Стандарты (правила) бухгалтерской отчетности, в соответствии с которыми эмитент произвел расчеты, отраженные в настоящем пункте : ***Федеральный закон «О бухгалтерском учете» от 21.11.96. № 129-ФЗ,***

Положение по ведению бухгалтерского учета и бухгалтерской отчетности в РФ, утвержденное Приказом Минфина РФ от 29.07.98 № 34н;

ПБУ 19/02 «Учет финансовых вложений», утвержденное Приказом Минфина РФ от 10.12.02 № 126н

4.3.3. Нематериальные активы эмитента.

Наименование группы объектов нематериальных активов	Первоначальная (восстановительная)стоимость, руб.	Сумма начисленной амортизации, руб.
Отчетная дата: на 30.09.2005г.		
Исключительные права на изобретение, промышленный образец, полезную модель	165 510	11 801
Исключительные права на программы для ЭВМ, базы данных	1 277 724	984 952
Исключительные права на товарные знаки и знаки обслуживания	58 229	19 409
ИТОГО	**1 501 463**	**1 016 162**

Учет нематериальных активов производится в соответствии с ПБУ 14/2000, утвержденным приказом Минфина РФ от 16.10.2000 № 91н.

4.4. Сведения о политике и расходах эмитента в области научно-технического развития, в отношении лицензий и патентов, новых разработок и исследований.

В ОАО «ЦентрТелеком» ведется работа по патентованию следующих объектов интеллектуальной собственности:

- "Приямок подземного малоканального сооружения связи" (изобретение). Обеспечивает технологичность и экономичность строительства и ремонта;
- "Способ автоматизированного проектирования и технического учета сооружений телекоммуникационной сети связи" (изобретение). Снижает трудоемкость процесса проектирования и технического учета сооружений связи при одновременном повышении информативности и достоверности проекта;
- "План-карта проекта и технического учета трасс подземных сооружений телекоммуникационной сети связи" (промышленный образец);
- "План-карта проекта и технического учета земляных работ при строительстве и реконструкции сооружений телекоммуникационной сети связи" (промышленный образец);
- "План-карта проекта и технического учета воздушной линии телекоммуникационной сети связи" (промышленный образец);
- "План-карта проекта и технического учета внутридомовой телефонной сети" (промышленный образец).

Кроме того ОАО "ЦентрТелеком" занимается регистрацией:

- товарного знака для СМИ "Ива-радио" (проводное вещание): материалы по заявке Общества находятся на экспертизе заявленного обозначения;
- товарного знаков "Стринт" и "Твой интернет-стиль" (для продвижения услуг Интернет по технологии ADSL) – материалы по заявке ОАО «ЦентрТелеком» находятся на экспертизе заявленного обозначения.

ОАО «ЦентрТелеком» имеет:

1. Свидетельство на товарный знак от 11.03.2001 № 200257. Товарный знак используется для индивидуализации товаров, выполняемых работ и оказываемых услуг. Регистрация товарного знака ОАО «ЦентрТелеком» действует на всей территории Российской Федерации в течение 10 лет с 16 октября 2000 г.;

2. Патент на изобретение от 10.09.2004 № 2231125 «Устройство для передачи сигналов тревожных сообщений по занятым цифровым каналам связи»;

3. Патент на полезную модель от 10.09.2004 № 40558 «Сеть для вещания»;

4. Патент на полезную модель от 27.03.2005 № 44693 «Приямок подземного малоканального сооружения связи»;

5. Свидетельство об официальной регистрации базы данных «Абоненты телефонной сети Тульского филиала ОАО «ЦентрТелеком» от 27.10.2004 № 2004620254;

6. Свидетельство об официальной регистрации программы для ЭВМ «Система «Единая платежная карта» от 07.04.2005 № 2005610821;

7. Свидетельство об официальной регистрации программы для ЭВМ «Общий документооборот» от 07.04.2005 № 2005610822;

8. Свидетельство об официальной регистрации программы для ЭВМ «Управление персоналом» от 07.04.2005 № 2005610823;

9. Патент на изобретение "Способ объединения телевизионных студий в единую сеть с использованием сети передачи данных общего пользования";

10. Свидетельство на товарный знак № 193140 "Давайте общаться". Регистрация товарного знака ОАО «ЦентрТелеком» действует на всей территории Российской Федерации в течение 10 лет с 25.08.2000 года;

11. Патент на полезную модель от 10.03.2002 № 22253 Пособие "Лицом к клиенту" для обучения персонала работе с клиентами в организациях, оказывающих услуги юридическим и физическим лицам;

12. Свидетельство на товарный знак от 10.04.1997 № 151455. Регистрация товарного знака ОАО «ЦентрТелеком» действует на всей территории Российской Федерации в течение 10 лет с 30.09.1996 года.

Срок действия патентов, регистрации товарных знаков (знаков обслуживания) определяется в соответствии с действующим законодательством. В установленном порядке возможно продление срока действия патентов, регистрации товарного знака (знака обслуживания).

Сведения о политике и расходах эмитента в области научно-технического развитии, в отношении лицензий и патентов, новых разработок и исследований.

Год	Затраты эмитента на осуществление научно-технической деятельности за счет собственных средств (тыс. руб.)	Политика эмитента в области научно - технического развития
9 месяцев 2005г..	**539**	**Расходы на НИОКР отражены в составе незавершенного строительства.**

4.5. Анализ тенденций развития в сфере основной деятельности эмитента.

В Центральном федеральном округе макроэкономическая ситуация по-прежнему остается благоприятной относительно других регионов РФ. Однако на развитии экономики ЦФО сказывается общее для России замедление темпов роста экономики. (В частности, снижение темпов роста ВВП и ускорение роста инфляции).

Как сообщил Л.Рейман, доля отрасли связи и информационных технологий в 2004 г. в ВВП страны достигла 5%. Иностранные инвестиции в отрасль связи в 2004 г. превысили $1,5 млрд. В 2004 г. отечественные инвестиции в основной капитал предприятий отрасли выросли на 24,6% и превысили $4,1 млрд.

Доходы отрасли связи в РФ в 2005 г. увеличатся на 30% и составят порядка 700 млрд. руб. Объем рынка информационных технологий в 2005 г. увеличится на 17% и достигнет 300 млрд. руб. При этом в 2005 г. объем инвестиций предприятий отрасли составит около 140 млрд. руб.

По прогнозу “Коминфо Консалтинг”, общий размер российского рынка телекоммуникационных услуг к 2006 году вырастет в 2,6 раза (по сравнению с 2002 г.) и составит свыше 550 миллиардов рублей. Рынок документальной электросвязи вырастет в 5 раз за счет роста рынка Интернет доступа и новых видов услуг – IP-телефонии, VPN и других.

К 2006 году рост рынка мобильной связи прогнозируется в 2,8 раза, за счет расширения абонентской базы в регионах. Все аналитики сегодня сходятся во мнении, что рынок мобильной связи в дальнейшем будет увеличиваться за счет регионов.

В течение последних нескольких лет наблюдается закономерная тенденция перераспределения доли доходов от различных видов услуг связи в пользу нетрадиционных услуг, в основном, мобильной связи. Не стал исключением и Центральный федеральный округ.

Доходы от услуг связи имеют позитивную тенденцию роста в целом по отрасли.

По итогам работы ОАО «ЦентрТелеком» в 3-м квартале прирост основных телефонных аппаратов составил 46 478 шт. Рост доходов от услуг связи в 3-м квартале 2005 года по сравнению с 3-м кварталом 2004 года составляет 110 %.

В будущем основное негативное влияние стоит ожидать от обострения конкурентной ситуации, и особенно со стороны мобильных операторов.

Вероятность того, что мобильные операторы составят серьезную конкуренцию очень велика, т.к. они активно продвигаются на все региональные рынки и расширяют спектр предоставляемых услуг.

В будущем для снижения негативного эффекта факторов и условий, влияющих на деятельность эмитента планируется использовать основные конкурентные преимущества. Однако необходимо отметить, что ОАО «ЦентрТелеком» учитывает возможные негативные последствия указанных рисков

и принимает усилия по их преодолению.

Основными конкурентами ОАО "ЦентрТелеком" являются **национальные операторы**. Их совокупная доля, в зависимости от региона и вида услуг, колеблется от 1 до 18%. Успешно продвигается на рынке Черноземья компания "Коминком", на рынке Московской области – ОАО "Центральный телеграф".

Не менее опасны ведомственные операторы. Их доля существенна на рынке дальней связи и доступа в Интернет, а присутствие в сегменте местной телефонии ограничено. Эти операторы активно проникают в самые привлекательные сегменты рынка. Особенно активным ведомственным оператором является "ТрансТелеком".

Что касается компаний, предоставляющих услуги сотовой связи, то они внедряются в другие сегменты рынка услуг связи, например, услуги доступа в Интернет.

Локальные операторы сами по себе не являются конкурентами МРК, поскольку их работа ограничена отдельными территориями, но они являются перспективными партнёрами для национальных и ведомственных операторов, а также зачастую составляют серьезную конкуренцию региональным филиалам ОАО "ЦентрТелеком" на стратегически важных рынках. Отдельно стоит отметить IP-операторов, составляющих серьезную конкуренцию на рынке дальней связи и доступа в Интернет.

Значения долей, занимаемых, по мнению эмитента, им самим и его конкурентами, в процентах за **5 последних завершенных финансовых лет.**

Наименование компании	*Доля рынка 2002 год, %*	*Доля рынка 2003 год, %*	*Доля рынка 2004 год, %*
ЦентрТелеком	*73%*	*64%*	*62%*
Equant	*1%*	*1,2%*	*1,3%*
Голден Телеком	*3%*	*3,6%*	*5%**
Транстелеком	*1,4%*	*2,4%*	*2,8%*
Коминком	*0,2%*	*0,4%*	-

Источник: «КоминфоКонсалтинг».

* - при оценке доли рынка ГолденТелеком в 2004 году учитывалось слияние с Коминком.

Представить информацию по объему реализации услуг не представляется возможным из-за отсутствия данных.

Перечень факторов конкурентоспособности эмитента:

- *разветвленная сетевая инфраструктура;*
- *высокое качество обслуживания, несмотря на рост клиентской базы.*

Степень их влияния, по мнению эмитента, на конкурентоспособность производимой продукции (работ, услуг):

- *разветвленная инфраструктура позволяет предоставлять полный спектр услуг, в т.ч. с использованием современных технических решений, что повышает конкурентоспособность компании*
- *высокое качество обслуживания обеспечивает компании положительный имидж и способствует привлечению новых клиентов.*

V. Подробные сведения о лицах, входящих в состав органов управления эмитента, органов эмитента по контролю за его финансово-хозяйственной деятельностью, и краткие сведения о сотрудниках (работниках) эмитента.

5.1. Сведения о структуре и компетенции органов управления эмитента.

Общее собрание акционеров, Совет директоров, Генеральный директор, Правление

Компетенция общего собрания акционеров эмитента в соответствии с его уставом (учредительными документами):

Статья 13 (Устав ОАО "ЦентрТелеком"). ОБЩЕЕ СОБРАНИЕ АКЦИОНЕРОВ

13.1. Общее собрание акционеров является высшим органом управления Общества.

13.2. К компетенции общего собрания акционеров относятся следующие вопросы, которые не могут быть переданы на решение Совету директоров, Генеральному директору или Правлению Общества:
1) внесение изменений и дополнений в настоящий Устав или утверждение Устава Общества в новой редакции (за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах"), решения по которым принимаются не менее чем тремя четвертями голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании);
2) реорганизация Общества, решение по которому принимается не менее чем тремя четвертями голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
3) ликвидация Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов, решения по которым принимаются не менее чем тремя четвертями голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
4) избрание членов Совета директоров, осуществляемое кумулятивным голосованием;
5) досрочное прекращение полномочий членов Совета директоров, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций, принимающих участие в собрании;
6) определение количества, номинальной стоимости, категории (типа) объявленных акций Общества и прав, предоставляемых этими акциями, решения по которым принимаются не менее чем тремя четвертями голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
7) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
8) *Увеличение уставного капитала Общества путем размещения дополнительных обыкновенных акций по открытой подписке в случае, если количество дополнительно размещаемых акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании*
9) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке, решение по которому принимается не менее чем тремя четвертями голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;

10) уменьшение уставного капитала Общества путем уменьшения номинальной стоимости акций, путем приобретения Обществом части акций в целях сокращения их общего количества, а также путем погашения приобретенных или выкупленных Обществом акций, решение по которому принимаются большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
11) избрание членов Ревизионной комиссии Общества и досрочное прекращение их полномочий, решения по которым принимаются большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
12) утверждение аудитора Общества, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
13) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по результатам финансового года, решения по которым принимаются большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
14) определение порядка ведения Общего собрания акционеров Общества, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
15) дробление и консолидация акций, решения по которым принимаются большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
16) принятие решения об одобрении сделок, в совершении которых имеется заинтересованность,

решение по которому принимается в случаях и в порядке, предусмотренных главой XI Федерального закона "Об акционерных Обществах";
17) принятие решения об одобрении крупных сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет более 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, а также сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества, решение по которому принимается большинством в три четверти голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
18) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций, принимаемое большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
19) утверждение внутренних документов, регулирующих деятельность органов Общества, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
20) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством закрытой подписки или посредством открытой подписки, когда при открытой подписке конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие более 25 процентов ранее размещенных обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
21) принятие решения о возмещении за счет Общества расходов на подготовку и проведение внеочередного Общего собрания акционеров Общества в случае, когда в нарушение требований действующего законодательства Российской Федерации Советом директоров не принято решение о созыве внеочередного собрания и данное собрание созвано иными лицами. Решение принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
22) освобождение лица, которое самостоятельно или совместно со своими аффилированными лицами приобрело 30 и более процентов размещенных обыкновенных акций Общества, от обязанности приобретения акций у иных акционеров Общества, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций, принимающих участие в собрании, за исключением голосов по акциям, принадлежащих указанному лицу и его аффилированным лицам;
23) принятие решения о передаче полномочий Генерального директора Общества управляющей организации или управляющему, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании;
24) решение иных вопросов, предусмотренных Федеральным законом "Об акционерных обществах" и настоящим Уставом.

13.3. Общее собрание акционеров вправе принимать решения по вопросам, предусмотренным п/п 2, 7, 8, 9, 15 - 19, 23 п. 13.2 настоящего Устава исключительно по предложению Совета директоров. При этом иные лица, имеющие в соответствии с действующим законодательством Российской Федерации полномочия вносить предложения в повестку дня годового или внеочередного общего собрания акционеров, не вправе требовать от Совета директоров внесения в повестку дня собрания перечисленных вопросов.
Общее собрание акционеров не вправе рассматривать и принимать решения по вопросам, которые не отнесены к его компетенции Федеральным законом "Об акционерных обществах".
Общее собрание не вправе принимать решения по вопросам, не включенным в повестку дня собрания, а также изменить повестку дня.

13.4. При решении на общем собрании акционеров вопросов о внесении изменений и дополнений в настоящий Устав, ограничивающих права акционеров - владельцев привилегированных акций Общества определенного типа, решение о таких изменениях и дополнениях считается принятым, если за него отдано не менее чем три четверти голосов акционеров - владельцев обыкновенных акций Общества, принимающих участие в собрании и три четверти голосов всех акционеров - владельцев

привилегированных акций Общества определенного типа.

Компетенция совета директоров эмитента в соответствии с его уставом :

Статья 14 (Устав ОАО "ЦентрТелеком") . СОВЕТ ДИРЕКТОРОВ ОБЩЕСТВА

14.1. Совет директоров - коллегиальный орган управления Общества, осуществляющий общее руководство деятельностью Общества.

14.2. Совет директоров Общества ежегодно избирается годовым общим собранием акционеров в количестве 11 человек кумулятивным голосованием.

14.3. Общее собрание акционеров вправе принять решение о досрочном прекращении полномочий членов Совета директоров. При этом такое решение может быть принято только в отношении всех членов Совета директоров одновременно.
В случае досрочного прекращения полномочий Совета директоров полномочия нового состава Совета директоров действуют до ближайшего по срокам годового общего собрания.

14.4. К компетенции Совета директоров Общества относятся следующие вопросы:
1) определение приоритетных направлений деятельности Общества, в том числе утверждение годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, внесение изменений в указанные документы, рассмотрение итогов их выполнения;
2) предварительное одобрение операций, выходящих за рамки, установленные годовым бюджетом Общества;
3) созыв годового и внеочередного общих собраний акционеров, за исключением случаев, предусмотренных пунктом 8 статьи 55 Федерального закона "Об акционерных обществах";
4) утверждение повестки дня общего собрания акционеров;
5) определение даты составления списка лиц, имеющих право на участие в общем собрании акционеров, и другие вопросы, отнесенные к компетенции Совета директоров Общества в соответствии с положениями главы VII Федерального закона "Об акционерных обществах" и связанные с подготовкой и проведением общего собрания акционеров;
6) предварительное утверждение годового отчета Общества;
7) увеличение уставного капитала Общества путем размещения Обществом дополнительных акций в пределах количества объявленных акций, определенных настоящим Уставом, за исключением случаев, предусмотренных п/п 8, 9 п.13.2 настоящего Устава;
8) размещение Обществом облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения данных облигаций и иных эмиссионных ценных бумаг они не являются конвертируемыми в акции Общест[illegible]
9) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;
10) определение цены (денежной оценки) имущества, цены размещения и выкупа эмиссионных ценных бумаг в случаях, предусмотренных Федеральным законом "Об акционерных обществах";
11) Утверждение решений о выпуске ценных бумаг, проспектов ценных бумаг, отчетов об итогах выпуска ценных бумаг Общества, отчетов об итогах приобретения акций Общества в целях их погашения.
12) приобретение размещенных Обществом акций, облигаций и иных ценных бумаг;
13) утверждение регистратора Общества и условий договора с ним, а также принятие решения о расторжении договора с ним;
14) рекомендации по размеру дивиденда по акциям, форме и сроку его выплаты, утверждение внутреннего документа о дивидендах по акциям Общества;
15) использование резервного фонда и иных фондов Общества;
16) утверждение внутреннего документа, определяющего процедуры внутреннего контроля за финансово-хозяйственной деятельностью Общества;
17) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и

компенсаций, утверждение условий, заключаемого с аудитором договора, в том числе определение размера оплаты его услуг;
18) утверждение Положения о структурном подразделении Общества, осуществляющем функции внутреннего контроля, согласование кандидатов на должность его руководителя, а также рассмотрение иных вопросов, решения по которым должны приниматься Советом директоров в соответствии с Положением об указанном подразделении;
19) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 0.4 до 25 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату;
20) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 25 до 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, и сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества;
21) одобрение сделок, в совершении которых имеется заинтересованность в случаях, предусмотренных главой XI Федерального закона "Об акционерных обществах";
22) Определение основных принципов построения организационной структуры Общества
23) создание филиалов, открытие представительств, их ликвидация, утверждение Положений о них;
24) предварительное согласование кандидатов на должность руководителей филиалов и представительств и освобождения руководителей указанных структурных подразделений от занимаемой должности;
25) утверждение годовых бюджетов, стратегий и программ развития филиалов, внесение изменений в указанные документы, рассмотрение итогов их выполнения;
26) назначение Генерального директора Общества, определение срока его полномочий, а также досрочное прекращение его полномочий;
27) избрание (переизбрание) Председателя Совета директоров Общества, его заместителя;
28) образование Правления, определение срока его полномочий, а также досрочное прекращение полномочий членов Правления;
29) согласование совмещения лицом, осуществляющим функции Генерального директора Общества, членами Правления Общества должностей в органах управления других организаций;
30) разрешение лицу, осуществляющему функции Генерального директора Общества, работы по совместительству в оплачиваемой должности в других организациях;
31) создание постоянно действующих или временных (для решения определенных вопросов) комитетов Совета директоров, утверждение Положений о них;
32) Назначение и освобождение от должности Корпоративного секретаря Общества, утверждение Положения о Корпоративном секретаре и об аппарате Корпоративного секретаря.
33) утверждение условий договоров (дополнительных соглашений), заключаемых с Генеральным директором Общества, членами Правления, руководителями филиалов и представительств, руководителем структурного подразделения Общества, осуществляющем функции внутреннего контроля, Корпоративным секретарем Общества, а также рассмотрение вопросов, решения по которым должны приниматься Советом директоров в соответствии с указанными договорами;
34) принятие решений об участии Общества в других организациях (вступлении в качестве участника, прекращении участия, изменении размера или номинальной стоимости доли участия, изменении количества акций или номинальной стоимости акций, принадлежащих Обществу) путем приобретения, продажи или иного отчуждения акций, долей и/или частей долей, а также путем внесения дополнительных вкладов в уставные капиталы других организаций;
35) принятие решений об участии Общества в некоммерческих организациях, за исключением случаев, предусмотренных п/п 18 п.13.2 настоящего Устава, путем вступления в качестве участника, прекращения участия, внесения дополнительных вкладов (взносов), связанных с участием Общества в некоммерческих организациях;
36) решение вопросов, отнесенных к компетенции общих собраний участников коммерческих организаций, единственным участником которых, обладающим правом голоса на общем собрании участников, является Общество;
37) определение порядка взаимодействия Общества с организациями, в которых участвует Общество;
38) утверждение внутренних документов (документа), определяющих правила и подходы к раскрытию

информации об Обществе, порядок использования информации о деятельности Общества, о ценных бумагах Общества и сделках с ними, которая не является общедоступной;
39) утверждение Кодекса корпоративного управления Общества, внесение изменений и дополнений в него;
40) утверждение иных, помимо предусмотренных в пункте 14.4 настоящего Устава, внутренних документов Общества, регламентирующих вопросы, входящие в компетенцию Совета директоров Общества, за исключением внутренних документов, утверждение которых отнесено уставом Общества к компетенции общего собрания акционеров и исполнительных органов Общества;
41) иные вопросы, предусмотренные Федеральным законом "Об акционерных обществах" и настоящим Уставом;
42) утверждение процедуры управления рисками в Обществе.

14.5. Вопросы, отнесенные к компетенции Совета директоров Общества, не могут быть переданы на решение Правления или Генерального директора Общества.

14.6. Решения по вопросам, указанным в п/п 7, 20 п.14.4 настоящего Устава, принимаются единогласно всеми членами Совета директоров Общества за исключением голосов выбывших членов Совета директоров Общества.

В том случае, если единогласие Совета директоров Общества по вопросам, предусмотренным п/п 7, 20 п.14.4 настоящего Устава не достигнуто, по решению Совета директоров Общества указанные вопросы могут быть вынесены на решение общего собрания акционеров. При этом решения по ним принимаются большинством голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании.

Решения по вопросам, указанным в п/п 21 п.14.4 настоящего Устава, принимаются большинством голосов независимых директоров, не заинтересованных в совершении сделки.

В случае, если все члены Совета директоров Общества признаются заинтересованными лицами и (или) не являются независимыми директорами, сделка может быть одобрена решением общего собрания акционеров большинством голосов всех не заинтересованных в сделке акционеров – владельцев голосующих акций

14.7. Иные, помимо перечисленных в п.14.6 настоящего Устава, вопросы, отнесенные к компетенции Совета директоров Федеральным законом "Об акционерных обществах" и настоящим Уставом, принимаются большинством голосов членов Совета директоров Общества, принимающих участие в заседании.

Компетенция единоличного и коллегиального исполнительных органов эмитента в соответствии с его уставом:

Статья 16. Генеральный директор Общества. *(Устав ОАО "ЦентрТелеком").*
16.1. Генеральный директор – единоличный исполнительный орган, осуществляющий руководство текущей деятельностью Общества. Генеральный директор назначается Советом директоров Общества.

16.2. Генеральный директор принимает решения по вопросам, не отнесенным настоящим Уставом к компетенции общего собрания акционеров, Совета директоров и Правления Общества.

16.3. Генеральный директор осуществляет функции Председателя Правления Общества.

16.4. Генеральный директор без доверенности действует от имени Общества, в том числе представляет его интересы, совершает сделки от имени Общества, утверждает штаты, издает приказы и дает указания, обязательные для исполнения всеми работниками Общества.
Права, обязанности, размер оплаты труда и ответственность Генерального директора определяются договором, заключаемым им с Обществом. Договор от имени Общества подписывается Председателем Совета директоров Общества.
Генеральный директор несет персональную ответственность за организацию работ и создание условий по защите государственной тайны в Обществе, за несоблюдение установленных законодательством ограничений по ознакомлению со сведениями, составляющими государственную тайну.

Генеральный директор обязан своевременно предоставлять в Общество информацию в соответствии с требованием законодательства, в том числе письменно уведомлять Общество о своей аффилированности и изменениях в ней, о владении ценными бумагами Общества, о намерении совершить сделки с ценными бумагами Общества или его дочерних (зависимых) обществ, а также раскрывать информацию о совершенных им сделках с такими ценными бумагами.

16.5. Во время отсутствия Генерального директора (болезнь, командировка, отпуск и т.п.) правом выдачи доверенности от имени Общества пользуется должностное лицо, исполняющее в установленном порядке обязанности Генерального директора.

16.6. Совет директоров Общества вправе в любое время принять решение о досрочном прекращении полномочий Генерального директора Общества и о расторжении договора с ним.

Статья 15 (Устав ОАО "ЦентрТелеком"). ПРАВЛЕНИЕ ОБЩЕСТВА

15.1. Правление - коллегиальный исполнительный орган, организующий выполнение решений общего собрания акционеров и Совета директоров Общества.

15.2. Количественный и персональный состав Правления определяется решением Совета директоров Общества по предложению Генерального директора, членов Совета директоров Общества.

15.3. Правление образовывается на срок, определяемый Советом директоров Общества при назначении его членов.
По решению Совета директоров Общества полномочия любого члена (всех членов) Правления Общества могут быть прекращены досрочно.
В случае досрочного прекращения полномочий отдельных членов Правления, полномочия вновь назначенных членов Правления будут действовать в пределах срока, на который образовано Правление Общества.

15.4. К компетенции Правления Общества относятся следующие вопросы руководства текущей деятельностью Общества:

1) разработка предложений по основным направлениям деятельности Общества, в том числе проектов годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, предложений по внесению изменений в указанные документы;
2) решение вопросов, отнесенных к компетенции высших органов управления некоммерческих организаций, единственным учредителем (участником) которых является Общество, за исключением некоммерческих организаций, в которых высший орган управления формируется без участия учредителя (участника);
3) определение кадровой и социальной политики Общества;
4) утверждение внутреннего документа, регламентирующего общие положения мотивации труда, а также рассмотрение и принятие решения о заключении коллективных договоров и соглашений;
5) подготовка материалов и проектов решений по вопросам, подлежащим рассмотрению на общем собрании акционеров, Совете директоров и представление материалов комитетам Совета директоров;
6) организационно-техническое обеспечение деятельности органов Общества;
7) определение технической, финансово-экономической и тарифной политики Общества и филиалов;
8) определение учетной политики, контроль за совершенствованием методологии бухгалтерского и управленческого учета, а также за внедрением отчетности по международным стандартам бухгалтерского учета Общества и филиалов;
9) определение методологии планирования, бюджетирования и контроллинга Общества и филиалов;
10) определение политики обеспечения безопасности Общества и филиалов;
11) определение порядка наделения филиала имуществом и изъятие закрепленного за

филиалом имущества;
12) определение количественного состава и назначение членов коллегиальных исполнительных органов филиалов, а также досрочное прекращение их полномочий, утверждение Положения о коллегиальном исполнительном органе филиала;
13) предварительное согласование кандидатов на должность заместителей руководителей, главных бухгалтеров филиалов и представительств и освобождения указанных лиц от занимаемой должности;
14) утверждение условий договоров (дополнительных соглашений), заключаемых с членами коллегиальных исполнительных органов филиалов, заместителями руководителей, главными бухгалтерами филиалов и представительств, а также рассмотрение вопросов, решения по которым должны приниматься Правлением в соответствии с указанными договорами;
15) утверждение квартальных бюджетов филиалов, внесение изменений в указанные документы;
16) анализ результатов работы структурных подразделений Общества, в т.ч. обособленных, и выработка обязательных для исполнения указаний по совершенствованию их работы;
17) утверждение внутренних документов, регламентирующих вопросы, входящие в компетенцию Правления Общества, за исключением документов, утверждаемых общим собранием акционеров и Советом директоров Общества.
18) Утверждение организационной структуры Общества, включая основные функции;

15.5. Правление Общества вправе также принимать решения по иным вопросам руководства текущей деятельности Общества по поручению Совета директоров или по предложению Генерального директора Общества.

15.6. Порядок созыва и проведения заседаний Правления, а также порядок принятия решений Правления, размер и порядок выплаты вознаграждения членам Правления устанавливаются Положением о Правлении Общества, утверждаемым общим собранием акционеров Общества.

15.7. Права, обязанности и ответственность членов Правления определяются договором, заключаемым каждым из них с Обществом. Договор от имени Общества подписывается Генеральным директором Общества.

20 февраля 2004 года Советом директоров компании утвержден Кодекс корпоративного управления ОАО "ЦентрТелеком", подготовленный с учетом замечаний и предложений экспертных организаций - Российского института директоров, Ассоциации независимых директоров, "Международной Финансовой Корпорации" (IFC).

В исследовании рейтингового агентства "Эксперт" и Российского института директоров Кодекс Общества был признан лучшим среди всех кодексов корпоративного поведения (управления) Российских предприятий (более 60-ти) с точки зрения его качества и наиболее полного соответствия положениям Кодекса ФКЦБ РФ.

Кодекс корпоративного управления ОАО "ЦентрТелеком" представлен на странице http://www.centertelecom.ru/files/corpmgmt/codex_corp_mng.pdf - сайта компании для ознакомления акционеров и инвесторов.

Устав и внутренние документы, регулирующие деятельность органов ОАО "ЦентрТелеком" представлены в свободном доступе на странице **www.centertelecom.ru** ***сайта компании для ознакомления акционеров и инвесторов.***

В отчетном квартале внесены изменения во внутренние документы, регулирующие деятельность органов эмитента, изменения в Устав Общества утверждены общим годовым собранием акционеров 30 июня 2005г.

5.2. Информация о лицах, входящих в состав органов управления эмитента.

Совет директоров

Председатель Совета директоров:
Фамилия, имя, отчество: ***Яшин Валерий Николаевич***
Год рождения: ***1941***
Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 - 2002***
Организация: ***Открытое акционерное общество "Петербургская телефонная сеть"***
(с 2001 г. Открытое акционерное общество *"Северо-Западный Телеком"*)
Должность: ***член совета директоров***

Период: ***2000***
Организация: ***Открытое акционерное общество "Санкт-Петербургский междугородный международный телефон"***
Должность: ***Член наблюдательного совета***

Период: ***2000 - 2002***
Организация: ***Открытое акционерное общество "Связьинвест-Медиа"***
Должность: ***Председатель Совета директоров***

Период: ***2001 –2004***
Организация: ***Открытое акционерное общество "РТКомм.РУ"***
Должность: ***Председатель Совета директоров***

Период: ***2001 - 2002***
Организация: ***Открытое акционерное общество "Электросвязь" Орловской области***
Должность: ***Председатель Совета директоров***

Период: ***2001 - 2003***
Организация: ***Негосударственный пенсионный фонд "Ростелеком-Гарантия"***
Должность: ***Председатель Совета фонда***

Период: ***2000 - 2003***
Организация: ***Закрытое акционерное общество "МобиТел"***
Должность: ***Председатель Совета директоров***

Период: ***2000-наст.время***
Организация: ***Закрытое акционерное общество "Санкт-Петербургские Таксофоны"***
Должность: ***Председатель Совета директоров***

Период: ***2000-наст.время***
Организация: ***Открытое акционерное общество "Телекоминвест"***
Должность: ***Председатель Совета директоров***

Период: ***2000-наст.время***
Организация: ***Негосударственный пенсионный фонд "Телеком-Союз"***
Должность: ***Председатель Совета Фонда***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***
Должность: ***Генеральный директор -Председатель Правления***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество "Электросвязь" Московской области (с 2001г.- Открытое акционерное общество "Центральная телекоммуникационная компания")***
Должность: ***Председатель Совета директоров***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество "Московская городская телефонная сеть"***
Должность: ***Член Совета директоров***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество междугородной и международной электрической связи "Ростелеком"***
Должность: ***Председатель Совета директоров***

Период: ***2001 - наст. время***
Организация: ***Открытое акционерное общество "Национальная таксофонная сеть"***
Должность: ***Председатель Совета директоров***

Период: ***2002 - наст. время***
Организация: ***Фонд "Российский фонд истории связи"***
Должность: ***Член правления***

Период: ***2002 - наст. время***
Организация: ***Открытое акционерное общество "Северо-Западный Телеком"***
Должность: ***Председатель Совета директоров***

Период: ***2003 - наст. время***
Организация: ***Закрытое акционерное общество "Футбольный клуб "Зенит"***
Должность: ***Член совета директоров***

Период: ***2004 - наст. время***
Организация: ***Страховое закрытое акционерное общество "Медэкспресс"***
Должность: ***Член Наблюдательного совета***

Доля в уставном капитале эмитента: ***0,012738%***
Доля обыкновенных акций эмитента: ***0,001901%***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов

контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Члены совета директоров:

Фамилия, имя, отчество: ***Амарян Рубен Андроникович***

Год рождения: ***1949***

Образование: ***высшее***

Учёная степень: ***доктор технических наук***

Учёное звание: ***академик Международной академии связи, профессор Московской академии рынка труда и информационных технологий***

Должности за последние 5 лет:

Период: ***2000***

Организация: ***Открытое акционерное общество "Московская городская телефонная сеть"***

Должность: ***Заместитель Генерального директора АО МГТС - начальник Управления инженерно-технического обеспечения "Сервис"***

Период: ***2002 -2004***

Организация: ***Закрытое акционерное общество "Московская телекоммуникационная компания"(с 2003г. Закрытое акционерное общество "ЦентрТелекомСервис Московской области")***

Должность: ***Председатель Совета Директоров***

Период: ***2002 - 2004***

Организация: ***Акционерный коммерческий банк "ЛИНК-банк" (Открытое акционерное общество)***

Должность: ***Председатель Совета директоров***

Период: ***2003 –2004***

Организация: ***Закрытое акционерное общество Научно технический центр "КОМСЕТ"***

Должность: ***Член Совета Директоров***

Период: ***2002 - 2002***

Организация: ***Открытое акционерное общество Связи и Информатики Воронежской области***

Должность: ***Член Совета директоров***

Период: ***2000 – наст.время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"(до 2001г. Открытое акционерное общество "Электросвязь" Московской области)***

Должность: ***Генеральный директор, Председатель Правления***

Период: ***2000 - наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"(до 2001г. Открытое акционерное общество "Электросвязь" Московской области)***

Должность: ***Член Совета директоров***

Период: ***2002 - наст. время***

Организация: ***Открытое акционерное общество "Национальная Таксофонная Сеть"***

Должность: ***Член Совета директоров***

Период: ***2003 - наст. время***

Организация: ***Закрытое акционерное общество "ЦентрТелекомСервис"***
Должность: ***Председатель Совета директоров***

Период: ***2004 - наст. время***
Организация: ***Открытое акционерное общество "Российская телекоммуникационная сеть"***
Должность: ***Заместитель председателя Совета Директоров***

Период: ***2004 - наст. время***
Организация: ***Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»***
Должность: ***Член Совета партнерства***

Доля в уставном капитале эмитента: ***0,017239%***
Доля обыкновенных акций эмитента: ***0,022986%***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Антонюк Борис Дмитриевич***
Год рождения: ***1949***
Образование: ***высшее***

Должности за последние 5 лет:
Период: ***2000 - 2002***
Организация: ***Федеральное Государственное Унитарное Предприятие "Космическая связь"***
Должность: ***Генеральный директор***

Период: ***2002 - 2004***
Организация: ***Министерство Российской Федерации по связи и информатизации***
Должность: ***Первый заместитель Министра***

Период: ***2004 - наст. время***
Организация: ***Министерство информационных технологий и связи Российской Федерации***
Должность: ***заместитель Министра***

Период: ***2003 - наст. время***
Организация: ***Открытое акционерное общество «Московская междугородная телефонная станция № 9»***

Должность: ***Член Совета директоров***

Период: ***2003 - наст. время***
Организация: ***Открытое акционерное общество «Инвестиционная компания связи»***
Должность: ***Член Совета директоров***

Период: ***2003 - наст. время***
Организация: ***Открытое акционерное общество «Центральная телекоммуникационная компания***
Должность: ***Член Совета директоров***

Период: ***2005 - наст. время***
Организация: ***Открытое акционерное общество «Московская городская телефонная сеть»***
Должность: ***Член Совета директоров***

Период: ***2005 - наст. время***
Организация: ***Открытое акционерное общество «Уралсвязьинформ»***
Должность: ***Член Совета директоров***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Бескоровайный Андрей Владимирович***
Год рождения: ***1958***
Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000***
Организация: ***Закрытое акционерное общество «Северо-Западный GSM».(г.Санкт-Петербург)***
Должность: ***заместитель Генерального директора.***

Период: ***2001-2004***
Организация: ***Федеральное государственное унитарное предприятие «Главный радиочастотный центр»***
Должность: ***Первый заместитель директора, директор***

Период: ***2004 –2004***

Организация: ***Министерство Российской Федерации по связи и информатизации***
Должность: ***Заместитель Министра***

Период: ***2004-2005***
Организация: ***Федеральное агентство связи***
Должность: ***Заместитель Руководителя, Руководитель агентства.***

Период: ***2005-наст.время***
Организация: ***Федеральное агентство связи***
Должность: ***Руководитель агентства***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Грибов Александр Павлович***
Год рождения: ***1972***
Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 - 2001***
Организация: ***Российский Фонд федерального имущества***
Должность: ***Главный специалист***

Период: ***2001 - 2002***
Организация: ***Российский Фонд федерального имущества***
Должность: ***Консультант***

Период: ***2002 - наст. время***
Организация: ***Российский Фонд федерального имущества***
Должность: ***Заместитель начальника управления-начальник отдела по представительству в акционерных обществах***

Период: ***2004 - 2005***
Организация: ***Открытое акционерное общество "Внииззарубежгеология"***
Должность: Член ***Совета директоров***

Период: ***2004- 2005***
Организация: ***Открытое акционерное общество "615 Строительное управление"***
Должность: ***Член Совета директоров***

Период: ***2004 – 2005***
Организация: ***Открытое акционерное общество "Авиакомпания Воронежавиа"***
Должность: ***Член Совета директоров***

Период: ***2004 – 2004***
Организация: ***Открытое акционерное общество "175 Деревообрабатывающий комбинат"***
Должность: ***Председатель Совета директоров***

Период: ***2002 - наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Член Совета директоров***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Дегтярев Валерий Викторович***
Год рождения: ***1957***
Образование: ***высшее***

Должности за последние 5 лет:
Период: ***2000***
Организация: ***Закрытое акционерное общество «Метроком»***
Должность: ***Директор отдела маркетинга и развития***

Период: ***2000***
Организация: ***Закрытое акционерное общество «Комкор-ТВ»***
Должность: ***Первый заместитель генерального директора***

Период: ***2000-2001***
Организация: ***Общество с ограниченной ответственностью «ДТС»***
Должность: ***Заместитель генерального директора***

Период: ***2001-2001***
Организация: ***Закрытое акционерное общество «Компания ТрансТелеКом»***

Должность: ***Генеральный директор***

Период: ***2001- наст. время.***
Организация: ***Закрытое акционерное общество «Профессиональные Телекоммуникации»***
Должность: ***Генеральный директор***

Период: ***2004- наст. время***
Организация: ***Открытое акционерное общество «Тетрасвязь»***
Должность: ***Генеральный директор***

Период: ***2001- наст. время***
Организация: ***Закрытое акционерное общество «Профессиональные Телекоммуникации»***
Должность: ***Член Совета директоров***

Период: ***2004- наст. время***
Организация: ***Закрытое акционерное общество «Радиотел»***
Должность: ***Член Совета директоров***

Период: ***2004- наст. время***
Организация: ***Открытое акционерное общество «Ростелеком»***
Должность: ***Член Совета директоров***

Период: ***2004- наст. время***
Организация: ***Открытое акционерное общество «ВолгаТелеком»***
Должность: ***Член Совета директоров***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Киселев Александр Николаевич***
Год рождения: ***1962***
Образование: ***высшее***

Должности за последние 5 лет:
Период: ***2000-2002***
Организация: ***Министерство Российской Федерации по связи и информатизации***
Должность: ***Заместитель Министра***

Период: ***2002-2004***
Организация: ***Министерство Российской Федерации по связи и информатизации***
Должность: ***Первый заместитель Министра***

Период: ***2004-2004***
Организация: ***Министерство транспорта и связи Российской Федерации***
Должность: ***Директор Департамента государственной политики в области электросвязи и почтовой связи***

Период: ***2004-наст.время***
Организация: ***Министерство информационных технологий и связи Российской Федерации***
Должность: ***Помощник Министра***

Период: ***2001- наст.время***
Организация: ***Открытое акционерное общество «АКБ Связь-Банк»***
Должность: ***Председатель Совета директоров***

Период: ***2005- наст.время.***
Организация: ***Открытое акционерное общество «Московская городская телефонная сеть»***
Должность: ***Член Совета директоров***

Период: ***2005- наст.время***
Организация: ***Открытое акционерное общество «Ростелеком»***
Должность: ***Член Совета директоров***

Период: ***2005- наст.время.***
Организация: ***Открытое акционерное общество «Северо-Западный Телеком»***
Должность: ***Член Совета директоров***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Кузнецов Сергей Иванович***
Год рождения: ***1953***
Образование: ***высшее***

Должности за последние 5 лет:

Период:*2000-2001*
Организация: *Закрытое акционерное общество «ПетерСтар»*
Должность: *Генеральный директор*

Период:*2001-2003*
Организация: *Открытое акционерное общество «Ростелеком»*
Должность: *Генеральный директор, председатель Правления*

Период:*2001-2003*
Организация: *Негосударственный пенсионный фонд «Ростелеком-Гарантия»*
Должность: *Член Совета фонда*

Период:*2001-2003*
Организация: *Открытое акционерное общество «Инвестиционная компания связи»*
Должность: *Член Правления*

Период:*2001-2004*
Организация: *Закрытое акционерное общество «Глобалстар-Космические телекоммуникации»*
Должность: *Член Совета директоров*

Период:*2001-2004*
Организация: *Открытое акционерное общество «РТКомм.РУ»*
Должность: *Член Совета директоров*

Период:*2001-2004*
Организация: *Закрытое акционерное общество «Телмос»*
Должность: *Член Совета директоров*

Период:*2002-2003*
Организация: *Закрытое акционерное общество «Интерфакс-Телеком»*
Должность: *Член Совета директоров*

Период:*2002-2004*
Организация: *Открытое акционерное общество «Ростелеком»*
Должность: *Член Совета директоров*

Период:*2003-2003*
Организация: *Открытое акционерное общество «РТК-Лизинг»*
Должность: *Председатель Совета директоров*

Период:*2003-2004*
Организация: *Открытое акционерное общество «Северо-Западный Телеком»*
Должность: *Генеральный директор, председатель Правления*

Период:*2004-2004*
Организация: *Открытое акционерное общество «Северо-Западный Телеком»*
Должность: *Член Совета директоров*

Период:*2004-2004*
Организация: *Некоммерческое партнерство «Центр исследования проблем телекоммуникаций»*
Должность: *Член Совета партнерства*

Период:*2004-наст.время*
Организация: *Открытое акционерное общество «Инвестиционная компания связи»*
Должность: *Член Правления*

Период:*2004- наст.время.*
Организация: *Открытое акционерное общество «Инвестиционная компания связи»*
Должность: *Первый зам.Генерального директора*

Период:*2004- наст.время.*
Организация: *Открытое акционерное общество «Телекоминвест»*
Должность: *Член Совета директоров*

Период:*2003-2005*
Организация: *Открытое акционерное общество «Межрегиональный коммерческий банк развития связи и информатики»*
Должность: *Член Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество «Ростелеком»*
Должность: *Член Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество Центральная телекоммуникационная компания»*
Должность: *Член Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество «ВолгаТелеком»*
Должность: *Член Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество «Южная телекоммуникационная компания»*
Должность: *Председатель Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество «Уралсвязьинформ»*
Должность: *Председатель Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество «Сибирьтелеком»*
Должность: *Председатель Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество «Дальневосточная компания электросвязи»*
Должность: *Председатель Совета директоров*

Период:*2005- наст.время.*
Организация: *Открытое акционерное общество «Центральный телеграф»*
Должность: *Председатель Совета директоров*

Доля в уставном капитале эмитента: *доли не имеет*
Доля обыкновенных акций эмитента: *доли не имеет*
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: *Опционы Обществом не выпускались*

Доли в дочерних/зависимых обществах эмитента: *долей не имеет*
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: *Опционы не выпускались.*

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: *данной информацией Общество не располагает.*

Фамилия, имя, отчество: *Мазалов Иван Николаевич*
Год рождения: *1972*
Образование: *высшее*

Должности за последние 5 лет:
Период: *2000-2003*
Организация: *Открытое акционерное общество «Финансовый брокер «Тройка-Диалог»*
Должность: *Старший консультант отдела корпоративных ценных бумаг аналитического управления*

Период: *2003- наст.время.*
Организация: *Московское представительство компании «Проспершти Кэпитал Менеджмент Лтд»*
Должность: *Портфельный управляющий*

Период: *2005- наст.время.*
Организация: *Открытое акционерное общество «Смоленская Генерирующая Компания»*
Должность: *Член Совета директоров*

Период: *2005- наст.время.*
Организация: *Открытое акционерное общество «Смоленская ГРЭС»*
Должность: *Член Совета директоров*

Период: *2005- наст.время.*
Организация: *Открытое акционерное общество «Смоленскэнергосбыт»*
Должность: *Член Совета директоров*

Доля в уставном капитале эмитента: *доли не имеет*
Доля обыкновенных акций эмитента: *доли не имеет*
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в

результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Милованцев Дмитрий Александрович***
Год рождения: ***1971***
Образование: ***высшее***

Должности за последние 5 лет:
Период: ***2000***
Организация: ***Банк реконструкции и развития г.Санкт-Петербурга***
Должность: ***Директор по развитию инвестиционных и банковских услуг***

Период: ***2000-2000***
Организация: ***Российское акционерное общество «Единые Энергетические Системы России»***
Должность: ***Начальник отдела корпоративного финансирования департамента Казначейства***

Период: ***2000-2002***
Организация: ***Открытое акционерное общество «Инвестиционная компания связи»***
Должность: ***Начальник отдела внутреннего аудита и экономического анализа, Директор Департамента внутреннего аудита и экономического анализа.***

Период: ***2002-2004***
Организация: ***Министерство Российской Федерации по связи и информатизации***
Должность: ***Начальник управления «ФЦП Электронная Россия», заместитель Министра***

Период: ***2004-2004***
Организация: ***Федеральное агентство связи***
Должность: ***Руководитель***

Период: ***2004-наст.время***
Организация: ***Министерство информационных технологий и связи Российской Федерации***
Должность: ***Заместитель Министра***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Фингер Григорий Моисеевич***
Год рождения: ***1966***
Образование: ***высшее***

Должности за последние 5 лет:
Период: ***2000 - 2003***
Организация: ***Московское представительство компании "NCH Advisors.,Inc."***
Должность: ***Исполнительный директор***

Период: ***2000–2001***
Организация: ***Открытое акционерное общество "Пластик"***
Должность: ***Член Совета директоров***

Период: ***2000–2003***
Организация: ***Открытое акционерное общество "Торговый Дом ГУМ"***
Должность: ***Член Совета директоров***

Период: ***2003 - 2004***
Организация: ***Открытое акционерное общество "Аэрофлот"***
Должность: ***Член Совета директоров***

Период: ***2000 - 2004***
Организация: ***Открытое акционерное общество "Центральный телеграф"***
Должность: ***Член Совета директоров***

Период: ***2001 - 2005***
Организация: ***Открытое акционерное общество "Абразивный завод "Ильич"***
Должность: ***Член Совета директоров***

Период: ***2003 - наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Член Совета директоров***

Период: ***2002 - наст. время***
Организация: ***Открытое акционерное общество "Полимербыт"***
Должность: ***Член Совета директоров***

Период: ***2000 – 2003***
Организация: ***Открытое акционерное общество междугородной и международной электрической связи "Ростелеком"***
Должность: ***Член Совета директоров***

Период: ***2003 – 2004***
Организация: ***Открытое акционерное общество «Аэрофлот»***
Должность: ***Член Совета директоров***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Единоличный исполнительный орган – Генеральный директор – Председатель Правления

Фамилия, имя, отчество: ***Амарян Рубен Андроникович***
Год рождения: ***1949***
Образование: ***высшее***
Учёная степень: ***доктор технических наук***
Учёное звание: ***академик Международной академии связи, профессор Московской академии рынка труда и информационных технологий***

Должности за последние 5 лет:

Период: ***2000 – наст.время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"(до 2001г. Открытое акционерное общество "Электросвязь" Московской области)***
Должность: ***Генеральный директор-Председатель Правления***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"(до 2001г. Открытое акционерное общество "Электросвязь" Московской области)***
Должность: ***Член Совета директоров***

Период: ***2002 -- наст. время***
Организация: ***Открытое акционерное общество "Национальная Таксофонная Сеть"***
Должность: ***Член Совета директоров***

Период: ***2002 – 2004***
Организация: ***Закрытое акционерное общество "Московская телекоммуникационная компания"(с 2003г. Закрытое акционерное общество "ЦентрТелекомСервис Московской области")***

Должность: ***Председатель Совета Директоров***

Период: ***2002 - 2002***
Организация: ***Открытое акционерное общество Связи и Информатики Воронежской области***
Должность: ***Член Совета директоров***

Период: ***2002 – 2004***
Организация: ***Акционерный коммерческий банк "ЛИНК-банк" (Открытое акционерное общество)***
Должность: ***Председатель Совета директоров***

Период: ***2003 - наст. время***
Организация: ***Закрытое акционерное общество "ЦентрТелекомСервис"***
Должность: ***Председатель Совета директоров***

Период: ***2003 –2004***
Организация: ***Закрытое акционерное общество Научно технический центр "КОМСЕТ"***
Должность: ***Член Совета Директоров***

Период: ***2004 - наст. время***
Организация: ***Открытое акционерное общество "Российская телекоммуникационная сеть"***
Должность: ***Заместитель председателя Совета Директоров***

Период: ***2004 - наст. время***
Организация: ***Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»***
Должность: ***Член Совета партнерства***

Доля в уставном капитале эмитента: ***0,017239%***
Доля обыкновенных акций эмитента: ***0,022986%***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Коллегиальный исполнительный орган – Правление:

Фамилия, имя, отчество: ***Локотков Алексей Алексеевич***
Год рождения: ***1950***
Образование: ***высшее***
Учёная степень: ***кандидат технических наук***

Должности за последние 5 лет:

Период: *2000 – 2003*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания "(до 2001 г -Открытое акционерное общество "Электросвязь" Московской области)*
Должность: *Первый заместитель Генерального директора*

Период: *2002 - 2002*
Организация: *Открытое акционерное общество "Ярославские телекоммуникационные сети"*
Должность: *Член Совета Директоров*

Период: *2002 - 2002*
Организация: *Открытое акционерное общество "Ивановские телекоммуникационные сети"*
Должность: *Член Совета директоров*

Период: *2003 - наст. время*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания "*
Должность: *Первый заместитель Генерального директора - финансовый директор*

Период: *2000 – наст.время*
Организация: *Открытое акционерное общество "Центральная телекоммуникационная компания"(до 2001г. Открытое акционерное общество "Электросвязь" Московской области)*
Должность: *Член Правления*

Период: *2003 - 2004*
Организация: *Закрытое акционерное общество "Тверская сотовая связь»*
Должность: *член Совета директоров*

Период: *2003 -2004*
Организация: *Закрытое акционерное общество "МОТЕКО» (с 2003 – Закрытое акционерное общество «ЦентрТелекомСервис» Московской области)*
Должность: *член Совета директоров*

Период: *2003 –наст. время*
Организация: *Акционерный коммерческий банк «Линк-банк» (Открытое акционерное общество)*
Должность: *член резионвиной комиссии*

Период: *2003 - наст. время*
Организация: *Закрытое акционерное общество «ЦентрТелекомСервис»*
Должность: *член Совета директоров*

Период: *2004 - наст. время*
Организация: *Открытое акционерное общество "Российская телекоммуникационная сеть"*
Должность: *Член Совета Директоров*

Доля в уставном капитале эмитента: *0,006195%*
Доля обыкновенных акций эмитента: *0,008260%*

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в

результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Пегасов Максим Александрович***
Год рождения: ***1966***
Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 - 2001***
Организация: ***Открытое акционерное общество "Электросвязь" Московской области***
Должность: ***Заместитель Генерального директора - начальник Управления перспективного развития***

Период: ***2001 - 2003***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания "***
Должность: ***Заместитель Генерального директора***

Период: ***2001 - 2001***
Организация: ***Открытое акционерное общество "Электросвязь" Московской области***
Должность: ***Заместитель Генерального директора***

Период: ***2002 - 2002***
Организация: ***Открытое акционерное общество "Электросвязь" Костромской области***
Должность: ***Член Совета директоров***

Период: ***2003 - наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***заместитель Генерального директора - технический директор***

Период: ***2000 – наст.время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"(до 2001г. Открытое акционерное общество "Электросвязь" Московской области)***
Должность: ***Член Правления***

Период: ***2003 - 2004***
Организация: ***Закрытое акционерное общество «Рязанская сотовая связь»***
Должность: ***член Совета директоров***

Период: ***2003 - 2004***

Организация: ***Закрытое акционерное общество "МОТЕКО»(с 2003 – Закрытое акционерное общество «ЦентрТелекомСервис» Московской области)***
Должность: ***член Правления***

Период: ***2003 - 2005***
Организация: ***Закрытое акционерное общество "ЦентрТелекомСервис"***
Должность: ***член Правления***

Период: ***2003 – 2004***
Организация: ***Открытое акционерное общество "Гипросвязь»***
Должность: ***член Правления***

Период: ***2004 - наст. время***
Организация: ***Закрытое акционерное общество "ЦентрТелекомСервис Московской области"***
Должность: ***член Правления***

Период: ***2004 – 2005г.***
Организация: ***Закрытое акционерное общество «Телеком» Рязанской области***
Должность: ***член Совета директоров***

Период: ***2004 - 2004***
Организация: ***Закрытое акционерное общество «Калужская Сотовая связь»***
Должность: ***член Совета директоров***

Период: ***2004 - наст. время***
Организация: ***Закрытое акционерное общество Научно-Технический Центр «Комсет»***
Должность: ***член Совета директоров***

Период: ***2004 - наст. время***
Организация: ***Открытое акционерное общество «АЭРОКОМ»***
Должность: ***Председатель Совета директоров***

Доля в уставном капитале эмитента: ***0,000318%***
Доля обыкновенных акций эмитента: ***0,000425%***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Забузова Елена Викторовна***

Год рождения: ***1950***
Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2001 – 2003***
Организация: ***Открытое акционерное общество «Инвестиционная компания связи»***
Должность: ***заместитель директора Департамента экономического планирования и бюджетирования***

Период: ***2003 – наст.время***
Организация: ***Открытое акционерное общество «Инвестиционная компания связи»***
Должность: ***директор Департамента экономического планирования и бюджетирования***

Период: ***2002-2002***
Организация: ***Открытое акционерное общество «Смоленсксвязьинформ»***
Должность: ***член Совета директоров***

Период: ***2002 - 2003***
Организация: ***Открытое акционерное общество «Южная телекоммуникационная компания»***
Должность: ***член Совета директоров***

Период: ***2002 - 2002***
Организация: ***Открытое акционерное общество «Электросвязь»Ростовской области***
Должность: ***член Совета директоров***

Период: ***2003 - 2004***
Организация: ***Открытое акционерное общество «ВолгаТелеком»***
Должность: ***член Совета директоров***

Период: ***2003 – наст.время***
Организация: ***Открытое акционерное общество «Сибирьтелеком»***
Должность: ***член Совета директоров***

Период: ***2004 - 2005***
Организация: ***Открытое акционерное общество «Московская городская телефонная сеть»***
Должность: ***член Совета директоров***

Период: ***2004 - 2005***
Организация: *Закрытое акционерное общество «РусЛизингСвязь»*
Должность: ***член Совета директоров***

Период: ***2005 - наст. время***
Организация: *Закрытое акционерное общество «РусЛизингСвязь»*
Должность: *председатель Совета директоров*

Период: ***2005 - наст. время***
Организация: ***Открытое акционерное общество «Южная Телекоммуникационная компания»***
Должность: ***член Совета директоров***

Период: ***2005 – наст.время***
Организация: ***Открытое акционерное общество «Центральная телекоммуникационная компания»***
Должность: *член Правления*

Период: ***2005 – наст.время***
Организация: ***Открытое акционерное общество «Северо-Западный Телеком»***
Должность: ***председатель Ревизионной комиссии***

Период: ***2005 – наст.время***
Организация: ***Открытое акционерное общество «Уралсвязьинформ»***
Должность: ***член Ревизионной комиссии***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Журавлева Элла Михайловна***
Год рождения: ***1961***
Образование: ***высшее***
Учёная степень: ***кандидат технических наук***

Должности за последние 5 лет:

Период: ***2000 - 2003***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания "(до 2001г. Открытое акционерное общество "Электросвязь " Московской области)***
Должность: ***Заместитель Генерального директора - начальник Управления по работе с персоналом***

Период: ***2003 - наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***заместитель Генерального директора - директор по персоналу***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член Правления***

Период: ***2003 – наст. время***
Организация: ***Закрытое акционерное общество "ЦентрТелекомСервис "***
Должность: ***член Совета директоров***

Период: ***2004 – 2005г.***
Организация: ***Открытое акционерное общество "Российская телекоммуникационная сеть"***
Должность: ***член Совета директоров***

Период: ***2005 – наст. время***
Организация: ***Закрытое акционерное общество «Костарс»***
Должность: ***член Совета директоров***

Доля в уставном капитале эмитента: ***0.000820%***
Доля обыкновенных акций эмитента: ***0.001093%***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Константинова Раиса Павловна***
Год рождения: ***1954***
Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 - 2001***
Организация: ***Открытое акционерное общество "Электросвязь"Московской области***
Должность: ***Главный бухгалтер***

Период: ***2001 - наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Главный бухгалтер***

Период: ***2001 - наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Член Правления***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Приданцев Сергей Владимирович***

Год рождения: ***1967***

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***1998 - 2003***

Организация: ***Закрытое акционерное общество "Лусент Технолоджис"***

Должность: ***директор по продажам***

Период: ***2002 - 2003***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***советник Генерального директора***

Период: ***2003 - наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Заместитель Генерального директора - коммерческий директор***

Период: ***2003 – наст.время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член Правления***

Период: ***2003 - наст. время***

Организация: ***Закрытое акционерное общество "ЦентрТелеком Сервис"***

Должность: ***член Совета директоров***

Период: ***2003 - 2005***

Организация: ***Закрытое акционерное общество "ЦентрТелеком Сервис"***

Должность: ***член Правления***

Период: ***2003 - 2004***

Организация: ***Закрытое акционерное общество "МОТЕКО» (с 2003 – Закрытое аакционерное общество «ЦентрТелекомСервис» Московской области)***

Должность: ***член Совета директоров***

Период: ***2004 - наст. время***

Организация: ***Открытое акционерное общество «Российская телекоммуникационная сеть»***

Должность: ***член Совета директоров***

Период: ***2004 -2005***
Организация: ***Закрытое акционерное общество «Сотовая связь Черноземья»***
Должность: ***член Совета директоров***

Период: ***2004 - 2004***
Организация: ***Закрытое акционерное общество «Рязанская сотовая связь»***
Должность: ***член Совета директоров***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Сычев Валерий Павлович***
Год рождения: ***1947***
Образование: ***высшее***
Учёное звание: ***доцент***

Должности за последние 5 лет:

Период: ***2000 - 2001***
Организация: ***Открытое акционерное общество "Электросвязь" Московской области***
Должность: ***заместитель Генерального директора - начальник управления безопасности***

Период: ***2001 - 2002***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***заместитель Генерального директора - начальник управления безопасности***

Период: ***2002 - наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***заместитель Генерального директора по безопасности и режиму секретности***

Период: ***2003 – наст.время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Член Правления***

Период: ***2002 - 2002***
Организация: ***Открытое акционерное общество "Смоленсксвязьинформ"***

Должность: ***член Совета директоров***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Соцкова Татьяна Николаевна***

Год рождения: ***1958***

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 - 2001***

Организация: ***Министерство энергетики РФ***

Должность: ***начальник Правового управления***

Период: ***2001 - 2003***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***начальник Правового управления***

Период: ***2003 - наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***директор Департамента правового обеспечения***

Период: ***2003 - наст. время***

Организация: ***Закрытое акционерное общество Научно технический центр «Комсет»***

Должность: ***член ревизионной комиссии***

Период: ***2003 - наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член Правления***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Савченко Виктор Дмитриевич***
Год рождения: ***1960***
Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 – по наст. время***
Организация: ***Открытое акционерное общество « Инвестиционная компания связи»***
Должность: ***директор Департамента правового обеспечения***

Период: ***2002 - 2002***
Организация: ***Открытое акционерное общество «Хантымансийскокртелеком»***
Должность: ***член Совета директоров***

Период: ***2003 – 2003***
Организация: ***Открытое акционерное общество «Центральная телекоммуникационная компания»***
Должность: ***член Совета директоров***

Период: ***2003 - 2005***
Организация: ***Открытое акционерное общество «ВолгаТелеком»***
Должность: ***член Совета директоров***

Период: ***2004 – 2005***
Организация: ***Закрытое акционерное общество «Южно-Уральский сотовый телефон»***
Должность: ***член Совета директоров***

Период: ***2003 – 2005***
Организация: ***Открытое акционерное общество «Волгателеком»***
Должность: ***член Совета директоров***

Период: ***2002 – наст. время***
Организация: ***Открытое акционерное общество «Московская городская телефонная сеть»***
Должность: ***член Совета директоров***

Период: ***2003 – наст.время***
Организация: ***Открытое акционерное общество "Центральный телеграф»***
Должность: ***член Правления***

Период: ***2005 –наст. время***
Организация: ***Открытое акционерное общество «Инвестиционная компания связи»***
Должность: ***член Правления***

Период: ***2005 –наст. время***
Организация: ***Открытое акционерное общество «Центральная телекоммуникационная компания»***
Должность: ***член Правления***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: ***Межуев Николай Викторович***
Год рождения: ***1962***
Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 - 2001***
Организация: ***Открытое акционерное общество "Электросвязь" Московской области***
Должность: ***Заместитель Генерального директора***

Период: ***2001 - 2003***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Заместитель Генерального директора***

Период: ***2002 - наст. время***
Организация: ***Закрытое акционерное общество "Московская телекоммуникационная компания" (с 2003 – Закрытое акционерное общество «ЦентрТелекомСервис» Московской области)***
Должность: ***Член Совета директоров***

Период: ***2002 - 2002***
Организация: ***Открытое акционерное общество "Белгородская электрическая связь"***
Должность: ***Член Совета директоров***

Период: ***2002 - 2002***
Организация: ***Открытое акционерное общество "Электросвязь" Орловской области***
Должность: ***Член Совета директоров***

Период: ***2003 - наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Заместитель Генерального директора - директор Московского филиала ОАО***

"ЦентрТелеком"

Период: ***2000 – наст.время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"(до 2001г. Открытое акционерное общество "Электросвязь" Московской области)***
Должность: ***Член Правления***

Период: ***2003 - 2005***
Организация: ***Закрытое акционерное общество "ЦентрТелеком-Сервис"***
Должность: ***Член Правления***

Период: ***2004 - наст. время***
Организация: ***Открытое акционерное общество Акционерный коммерческий банк «ЛИНК-Банк»***
Должность: ***Член Совета директоров***

Доля в уставном капитале эмитента: ***0.000048%***
Доля обыкновенных акций эмитента: ***0.000063%***

Количество акций эмитента каждой категории, которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались.***

Родственные связи с иными лицами, входящими в состав органов управления эмитента и органов контроля за финансово-хозяйственной деятельностью эмитента: ***данной информацией Общество не располагает.***

Лицо, исполняющее функции единоличного исполнительного органа эмитента: ***Амарян Рубен Андроникович***

5.3. Сведения о размере вознаграждения, льгот и/или компенсации расходов по каждому органу управления эмитента.

ПРАВЛЕНИЕ:

Вознаграждения, выплаченные членам Правления эмитента:

Руб.

Наименование вознаграждения	Финансовый период
	2004г.
Заработная плата	20 351 856,37
Премии	9 674 633,58
Вознаграждения	5 111 973,34
Комиссионные	0
Льготы и/или иные компенсации расходов	0

Иные имущественные предоставления	0
Итого:	35 138 463,29

Доходы членов Правления складываются как доходы штатных сотрудников Общества, а также вознаграждений, определяемых решением Советом директоров Общества в соответствии с Положением о Правлении.

Согласно статье 6 “Вознаграждение членам Правления и компенсации расходов, связанных с исполнением ими своих обязательств” Положения о Правлении ОАО “ЦентрТелеком”:

6.2.Размер и порядок определения вознаграждения, а также распределение его между членами Правления определяется решением Совета директоров Общества.

6.3. Члены Правления имеют право на участие в опционных программах, реализуемых Обществом”.

СОВЕТ ДИРЕКТОРОВ:

Вознаграждения, выплаченные членам Совета директоров эмитента:

Наименование вознаграждения	Финансовый период
	2004г.
Заработная плата	0,00
Премии	0,00
Вознаграждения	16 106 346,76
Комиссионные	0
Льготы и/или иные компенсации расходов	0
Иные имущественные предоставления	0
Итого:	16 106 346,76

Согласно статье 7 “Вознаграждение членам Совета директоров и компенсация расходов, связанных с исполнением ими своих обязанностей” Положения о Совете директоров ОАО “ЦентрТелеком”

7.1. Членам Совета директоров Общества в период исполнения ими своих обязанностей выплачивается вознаграждение и компенсируются расходы, связанные с исполнением ими функций членов Совета директоров.

7.2. Вознаграждение членам Совета директоров состоит из ежеквартального и годового.

7.3. Ежеквартальное вознаграждение каждому члену Совета директоров устанавливается в размере
200 000 руб.

Председателю Совета директоров вознаграждение устанавливается с коэффициентом 1,5.

Ежеквартальное вознаграждение члена Совета директоров уменьшается на:

30% - в случае его присутствия менее чем на половине заседаний Совета директоров, проведенных в форме совместного присутствия;

100% - при его участии менее чем в половине всех проведенных заседаний Совета директоров.

За квартал, в котором происходили перевыборы Совета директоров, вознаграждение члену Совета директоров выплачивается пропорционально отработанному в квартале времени.

7.4. Годовое вознаграждение для всего состава Совета директоров Общества устанавливается

как сумма отчислений в соответствии с нормативами (процентами):

- от EBITDA Общества по данным бухгалтерской отчетности по МСФО за отчетный год;
- от суммы чистой прибыли Общества, по итогам отчетного года направляемой на выплату дивидендов.

Годовое вознаграждение распределяется между всеми членами Совета директоров равными долями.

Годовое вознаграждение члена Совета директоров уменьшается на 50% в случае его участия менее чем в половине всех проведенных за время срока его полномочий заседаний Совета директоров.

7.5. Нормативы (проценты) отчислений для расчета годового вознаграждения определяются решением общего собрания акционеров избирающего данный состав Совета директоров.

7.6. Годовое вознаграждение члену Совета директоров выплачивается не позднее 3-х месяцев после окончания срока полномочий данного состава Совета директоров.

7.7.Членам Совета директоров, являющимся членами комитета Совета директоров Общества, выплачивается надбавка к ежеквартальному вознаграждению, связанная с исполнением ими функций членов комитета Совета директоров, в размере 40 000 руб. (за участие в каждом комитете), при этом член Совета директоров не может состоять более чем в 2-х комитетах Совета директоров.

Председателю комитета Совета директоров данная надбавка устанавливается с коэффициентом 1,25.

7.8. Члены Совета директоров имеют право на участие в опционных программах, реализуемых Обществом.

5.4. Сведения о структуре и компетенции органов контроля за финансово-хозяйственной деятельностью эмитента.

Структура и компетенции органов контроля за финансово-хозяйственной деятельностью

Статья 18 (Устав ОАО "ЦентрТелеком"). КОНТРОЛЬ ЗА ФИНАНСОВО-ХОЗЯЙСТВЕННОЙ ДЕЯТЕЛЬНОСТЬЮ ОБЩЕСТВА

18.1. Для осуществления контроля за финансово-хозяйственной деятельностью в Обществе создаются Ревизионная комиссия, специальное структурное подразделение, осуществляющее функции внутреннего контроля, а также привлекается независимый аудитор.

18.2. Ревизионная комиссия – самостоятельный орган контроля Общества, избираемый на годовом общем собрании акционеров сроком до следующего годового общего собрания акционеров в количестве 7 человек.

18.2.1. Полномочия отдельных членов или всего состава Ревизионной комиссии могут быть прекращены досрочно решением общего собрания акционеров.
В случае досрочного прекращения полномочий членов Ревизионной комиссии полномочия нового состава Ревизионной комиссии действуют до ближайшего годового общего собрания акционеров.
В случае, когда количество членов Ревизионной комиссии становится менее половины избранных членов Ревизионной комиссии, Совет директоров обязан созвать внеочередное общее собрание акционеров для избрания нового состава Ревизионной комиссии. Оставшиеся члены Ревизионной комиссии осуществляют свои функции до избрания нового состава Ревизионной комиссии на внеочередном общем собрании акционеров.

18.2.2. В компетенцию Ревизионной комиссии входит:
- проверка достоверности данных, содержащихся в отчетах и иных финансовых документах Общества;
- выявление фактов нарушения установленных правовыми актами Российской Федерации порядка ведения бухгалтерского учета и представления финансовой отчетности;
- проверка соблюдения правовых норм при исчислении и уплате налогов;
- выявление фактов нарушения правовых актов Российской Федерации, в соответствии с которыми Общество осуществляет финансово-хозяйственную деятельность;
- оценка экономической целесообразности финансово-хозяйственных операций Общества.

18.2.3. Проверка (ревизия) финансово-хозяйственной деятельности Общества Ревизионной комиссией осуществляется по итогам деятельности Общества за год.

Проверка (ревизия) финансово-хозяйственной деятельности Общества осуществляется также во всякое время:
- по инициативе самой Ревизионной комиссии Общества;
- по решению общего собрания акционеров Общества;
- по решению Совета директоров Общества;
- по требованию акционера (акционеров) Общества, владеющих в совокупности не менее чем 10 процентами голосующих акций Общества по всем вопросам компетенции общего собрания акционеров на дату предъявления требования.

18.2.4. По требованию Ревизионной комиссии лица, занимающие должности в органах управления Общества, обязаны представить документы о финансово-хозяйственной деятельности Общества.

18.2.5. Порядок деятельности Ревизионной комиссии, а также размер и порядок выплаты вознаграждения членам Ревизионной комиссии определяются Положением о Ревизионной комиссии Общества, утверждаемым общим собранием акционеров.

18.3. Для обеспечения постоянного внутреннего контроля за порядком осуществления всех хозяйственных операций в Обществе создается специальное, не зависимое от исполнительных органов Общества, структурное подразделение, деятельность которого контролируется непосредственно Советом директоров Общества.

Функции указанного структурного подразделения, порядок его деятельности, порядок назначения работников, предъявляемые к ним требования определяются внутренним документом, утверждаемым Советом директоров Общества.

18.4. Для проверки и подтверждения правильности годовой финансовой отчетности Общество ежегодно привлекает профессионального аудитора, не связанного имущественными интересами с Обществом или его акционерами.

18.4.1. Аудитор осуществляет проверку финансово-хозяйственной деятельности Общества в соответствии с правовыми актами Российской Федерации на основании заключаемого с ним договора.

18.4.2. Общее собрание акционеров утверждает аудитора Общества. Условия договора, заключаемого с аудитором, в том числе размер оплаты его услуг, утверждаются Советом директоров Общества.

18.4.3. Аудиторская проверка деятельности Общества должна быть проведена во всякое время по требованию акционеров, совокупная доля которых в уставном капитале составляет 10 или более процентов. Акционеры – инициаторы аудиторской проверки направляют в Совет директоров письменное требование, которое должно содержать мотив выдвижения требования, имя (наименование) акционеров, количество и категорию (тип) принадлежащих им акций, подпись акционера или его доверенного лица. В том случае, если требование подписано доверенным лицом, то к ней должна быть приложена доверенность.

Сведения о системе внутреннего контроля за финансово-хозяйственной деятельностью эмитента

Департамент внутреннего аудита Генеральной дирекции ОАО «ЦентрТелеком» создан в 2003 году. Структура Департамента включает 2 отдела: отдел проверок, отдел методологии и рисков численностью 9 штатных ед. Директор Департамента внутреннего аудита – Дыляева Л.Ю. Все специалисты имеют высшее профессиональное (экономическое) образование, из них 6 – аттестованные аудиторы. Наряду с этим в 14 филиалах Общества имеются службы внутреннего аудита.

Департамент внутреннего аудита Генеральной дирекции подчиняется Совету директоров Общества и согласно Положению представляет ему ежегодно отчет о работе Департамента.

К основным функциям Департамента внутреннего аудита относятся: периодический контроль за соответствием совершенных в Обществе, его филиалах и структурных подразделениях финансовых и хозяйственных операций интересам Общества, защита активов Общества; независимая оценка и анализ финансового состояния Общества в целом и его филиалов и структурных подразделений; периодический контроль за выполнением Обществом, его филиалами и структурными подразделениями законодательных и других нормативных актов (включая внутренние положения), регулирующих их деятельность, а также решений Общего собрания акционеров Общества, Совета директоров Общества, единоличного и коллегиального исполнительных органов Общества; консультирование по вопросам финансового и налогового законодательства; взаимодействие с внешними аудиторами, представителями налоговых и других контролирующих органов.

План работы Департамента на 2005 год утвержден Советом директоров Общества 28.02.2005 (Протокол № 23).

За 9 месяцев 2005 года организованы и проведены 3 комплексные проверки финансово – хозяйственной и эксплуатационно-технической деятельности Московского, Смоленского и Орловского филиалов Общества и одна аудиторская проверка финансово – хозяйственной деятельности Калужского филиала Общества. Специалисты Департамента внутреннего аудита участвовали в комплексных проверках структурных подразделений Московского филиала Общества: Наро-Фоминский и Дмитровский УЭС.

Программа проведения комплексных проверок включает в себя все направления деятельности.

При формировании программы проведения комплексных проверок филиалов учитываются рекомендации Совета директоров в части приоритетных направлений проверки.

В проведении проверок принимают участие: специалисты Департамента внутреннего аудита, специалисты отделов внутреннего аудита филиалов, специалисты Генеральной дирекции и филиалов Общества.

В течение всего времени специалистами Департамента внутреннего аудита разрабатывались методические документы, регламентирующие проведение проверок, формы отчетности отделов внутреннего аудита филиалов и инструкция по их заполнению. Сотрудники Департамента внутреннего аудита осуществляют постоянный мониторинг исполнения планов мероприятий по устранению нарушений и недостатков, выявленных в ходе проверок. Также, специалисты Департамента внутреннего аудита принимают участие в разработке Мастер – плана Программы корпоративной реструктуризации Общества, Мастер – системы на базе Oracle E-Business Suite ERP.

С целью повышения квалификации специалистов Департаментом внутреннего аудита в феврале 2005 г. был организован семинар для работников отделов внутреннего аудита филиалов.

П О Л О Ж Е Н И Е об обеспечении защиты сведений конфиденциального характера в ОАО "ЦентрТелеком"
(Утверждено приказом Генерального директора ОАО "ЦентрТелеком" от 6 июля 2001г. № 322) (приложение № 1).

5.5. Информация о лицах, входящих в состав органов контроля за финансово-хозяйственной деятельностью эмитента.

Контрольно-ревизионная комиссия

Фамилия, имя, отчество: **Беляев Константин Владимирович**

Год рождения: ***1968***

Образование: ***высшее***

Должности за последние 5 лет:
Период: ***2000 - 2001***
Организация: ***Открытое акционерное общество "Артелеком"***
Должность: ***Главный бухгалтер***

Период: ***2002 - 2002***
Организация: ***Открытое акционерное общество "Ямтелеком"***
Должность: ***член Совета директоров***

Период: ***2002 - 2002***
Организация: ***Открытое акционерное общество "Артелеком"***
Должность: ***член Совета директоров***

Период: ***2003 – 2003***
Организация: ***Открытое акционерное общество "Межрегиональный коммерческий Банк развития связи и информатики"***
Должность: ***член Совета директоров***

Период: ***2001 – 2005***
Организация: ***Открытое акционерное общество "Инвестиционная компания связи "***
Должность: ***главный бухгалтер***

Период: ***2002 – 2005***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания "***
Должность: ***член ревизионной комиссии***

Период: ***2002 – 2005***
Организация: ***Открытое акционерное общество "Северо-Западный Телеком"***
Должность: ***член ревизионной комиссии***

Период: ***2002 – наст. время***
Организация: ***Открытое акционерное общество "Московская городская телефонная сеть"***
Должность: ***член ревизионной комиссии***

Период: ***2003 – 2005***
Организация: ***Открытое акционерное общество "ВолгаТелеком"***
Должность: ***Председатель ревизионной комиссии***

Период: ***2003 – 2005***
Организация: ***Открытое акционерное общество "Дальневосточная компания электрической связи"***
Должность: ***Председатель ревизионной комиссии***

Период: ***2003 – 2005***
Организация: ***Открытое акционерное общество междугородной и международной электрической связи "Ростелеком"***
Должность: ***член ревизионной комиссии***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество междугородной и международной электрической связи "Ростелеком"***
Должность: ***член Правления***

Период: ***2005 – наст. время***
Организация: ***Открытое акционерное общество "Инвестиционная компания связи "***
Должность: ***Заместитель Генерального директора***

Период: ***2005 – наст. время***
Организация: ***Открытое акционерное общество "Инвестиционная компания связи "***
Должность: ***член Правления***

Период: ***2002 – наст. время***
Организация: ***Открытое акционерное общество "Северо-Западный Телеком"***
Должность: ***член Совета директоров***

Период: ***2005 – наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Председатель ревизионной комиссии***

Период: ***2005-наст. время***
Организация: ***Открытое акционерное общество «ВолгаТелеком»***
Должность: ***председатель Совета директоров***

Период: ***2005-наст. время***
Организация: ***Открытое акционерное общество «Южная телекоммуникационная компания»***
Должность: ***член Совета директоров***

Период: ***2005-наст. время***
Организация: ***Открытое акционерное общество "Межрегиональный коммерческий Банк развития связи и информатики"***
Должность: ***член Совета директоров***

Период: ***2005 – наст. время***
Организация: ***Открытое акционерное общество "Сибирьтелеком "***
Должность: ***Председатель ревизионной комиссии***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля принадлежащих обыкновенных акций Эмитента***: доли не имеет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента:
Опционы не выпускались

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной

деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: **Бочарова Светлана Николаевна**

Год рождения: ***1970***

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 –2001***

Организация: ***ННОУ "Институт журналистики и литературного творчества "***

Должность: ***Старший преподаватель***

Период: ***2001 –2003***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи "***

Должность: ***Начальник отдела Департамента правового обеспечения***

Период: ***2003 – наст. время***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи "***

Должность: ***Начальник отдела Департамента бухгалтерского учета***

Период: ***2002 –2003***

Организация: ***Открытое акционерное общество "Электросвязь "Республики Бурятия***

Должность: ***член Совета директоров***

Период: ***2004- наст. время.***

Организация: ***Открытое акционерное общество "Уралсвязьинформ"***

Должность: ***Член ревизионной комиссии***

Период: ***2005 - наст. время.***

Организация: ***Закрытое акционерное общество "Пенза Мобайл"***

Должность: ***Член ревизионной комиссии***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член ревизионной комиссии***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество "Информационные технологии связи"***

Должность: ***Член ревизионной комиссии***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля принадлежащих обыкновенных акций Эмитента***: доли не имеет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: **Веремьянина Валентина Федоровна**

Год рождения: ***1966***

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000-2003***

Организация: ***Открытое акционерное общество «Банк «Менатеп Санкт-Петербург» г.Воронеж***

Должность: ***Юристконсульт***

Период: ***2003-2003***

Организация: ***Открытое акционерное общество «РТК-Лизинг»***

Должность: ***Зам.начальника отдела юридического управления***

Период: ***2003-2004***

Организация: ***Открытое акционерное общество «РТК-Лизинг»***

Должность: ***Начальник отдела юридического управления***

Период: ***2005-2005***

Организация: ***Открытое акционерное общество «Связьинтек»***

Должность: ***Председатель Совета директоров***

Период: ***2004- наст. время***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Начальник отдела Департамента правового обеспечения***

Период: ***2005-наст.время***

Организация: ***Открытое акционерное общество «Южная телекоммуникационная компания»***

Должность: ***член Совета директоров***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член ревизионной комиссии***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля принадлежащих обыкновенных акций Эмитента***: доли не имеет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: **Мурашкин Ярослав Юрьевич**

Год рождения: ***1978***

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 -2002***

Организация: ***Акционерный коммерческий банк "Соссибинтербанк"дополнительный офис «Петровский»***

Должность: ***Главный экономист Управления по работе с корпоративными клиентами***

Период: ***2002 -2003***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Ведущий специалист, главный специалист Департамента экономической политики***

Период: ***2003 - наст. время.***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Главный специалист Департамента экономического планирования и бюджетирования***

Период: ***2005 – наст. время***

Организация: ***Закрытое акционерное общество "ВестБалтТелеком"***

Должность: ***Член ревизионной комиссии***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член ревизионной комиссии***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля принадлежащих обыкновенных акций Эмитента: ***доли не имеет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: **Петрова Оксана Валерьевна**

Год рождения: *1973*

Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 - 2002***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Главный специалист отдела методологии и информации Департамента корпоративного управления***

Период: ***2001 - 2002***

Организация: ***Открытое акционерное общество "Электросвязь" Костромской области***

Должность: ***Член Совета директоров***

Период: ***2000 - 2002***

Организация: ***Открытое акционерное общество "Челябинсксвязьинформ"***

Должность: ***Член Совета директоров***

Период: ***2001 - 2002***

Организация: ***Открытое акционерное общество "Электросвязь" Тверской области***

Должность: ***Член Совета директоров***

Период: ***2000 – 2005***

Организация: ***Открытое акционерное общество "Электросвязь" Московской обл.(с 2001 г.- Открытое акционерное общество "Центральная телекоммуникационная компания")***

Должность: ***Член Совета директоров***

Период: ***2004 – 2005***

Организация: ***Открытое акционерное общество "Северо-Западный Телеком»***

Должность: ***Член Совета директоров***

Период: ***2002 - наст. время***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Заместитель начальника отдела методологии и информации Департамента корпоративного управления***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член ревизионной комиссии***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля принадлежащих обыкновенных акций Эмитента***: доли не имеет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему

опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: **Пономарев Илья Владимирович**

Год рождения: ***1970***

Образование: ***высшее***

Должности за последние 5 лет:

Период:***2000-2001***

Организация: ***Закрытое акционерное общество "Инвестиционный дом «Стена"***

Должность: ***Начальник отдела***

Период:***2001-2002***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Заместитель начальника отдела Департамента экономической и тарифной политики***

Период:***2003-2005***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Начальник отдела Департамента экономического планирования и бюджетирования***

Период:***2005- наст. время***

Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***

Должность: ***Заместитель директора Департамента экономического планирования и бюджетирования***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Член ревизионной комиссии***

Период: ***2005 – наст. время***

Организация: ***Открытое акционерное общество "Сибирьтелеком "***

Должность: ***Член ревизионной комиссии***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля принадлежащих обыкновенных акций Эмитента***: доли не имеет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной

деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

Фамилия, имя, отчество: **Синадская Светлана Павловна**
Год рождения: ***1971***
Образование: ***высшее***

Должности за последние 5 лет:
Период: ***2000- 2001***
Организация: ***Инвестиционная Банковская Группа «Гамма групп»***
Должность: ***консультант***

Период: ***2001 - наст. время***
Организация: ***Открытое акционерное общество "Инвестиционная компания связи"***
Должность: ***Начальник отдела Департамента экономической и тарифной политики***

Период: ***2005 – наст. время***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Член ревизионной комиссии***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля принадлежащих обыкновенных акций Эмитента: ***доли не имеет***
Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***
Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***
Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***
Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

Департамент внутреннего аудита.

Фамилия, имя, отчество: **Дыляева Людмила Юрьевна**
Год рождения: ***1958***
Образование: ***высшее***

Должности за последние 5 лет:

Период: ***2000 – 2001***
Организация: ***Открытое акционерное общество "Электросвязь Московской области"***
Должность: ***Начальник ревизионного отдела Главной бухгалтерии***

Период: ***2001 – 2003***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***

Должность: ***Начальник отдела внутреннего аудита Главной бухгалтерии***

Период: ***2003 – 2003***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Зам. начальника отдела методологии бухучета Департамента бухучета и методологии***

Период: ***2003 – н/в***
Организация: ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
Должность: ***Директор Департамента внутреннего аудита***

Доля в уставном капитале эмитента: ***доли не имеет***

Доля принадлежащих обыкновенных акций Эмитента: ***доли не имеет***

Количество акций эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам эмитента: ***Опционы Обществом не выпускались***

Доли в дочерних/зависимых обществах эмитента: ***долей не имеет***

Количество акций дочернего или зависимого общества эмитента каждой категории (типа), которые могут быть приобретены таким лицом в результате осуществления прав по принадлежащим ему опционам дочернего или зависимого общества эмитента: ***Опционы не выпускались***

Родственные связи между членом органа эмитента по контролю за его финансово-хозяйственной деятельностью и иными членами органов эмитента по контролю за его финансово – хозяйственной деятельностью, членами Совета директоров эмитента, членами коллегиального исполнительного органа эмитента, лицом, занимающим должность единоличного исполнительного органа эмитента: ***данной информацией Общество не располагает.***

5.6. Сведения о размере вознаграждения, льгот и/или компенсации расходов по органу контроля за финансово-хозяйственной деятельностью эмитента.

Устав ОАО "ЦентрТелеком" определяет, что размер и порядок выплаты вознаграждения членам Ревизионной комиссии устанавливаются Положением о Ревизионной комиссии Общества, утверждаемым общим собранием акционеров.

Положение "О ревизионной комиссии" в ст.7 разъясняет, что

Членам Ревизионной комиссии в период исполнения ими своих обязанностей выплачивается ежеквартальное вознаграждение в размере 150 000 руб. каждому.

Председателю Ревизионной комиссии ежеквартальное вознаграждение устанавливается с коэффициентом 1,3.

За квартал, в котором происходили перевыборы Ревизионной комиссии, вознаграждение члену Ревизионной комиссии выплачивается пропорционально отработанному в квартале времени.

Вознаграждения, выплаченные членам Ревизионной комиссии:

Руб.

Наименование вознаграждения	Финансовый период
	2004г.
Заработная плата	862 452,73
Премии	236 445,50
Вознаграждения	4 781 272,40
Комиссионные	0
Льготы и/или иные компенсации расходов	0

Иные имущественные предоставления	0
Итого:	5 880 170,63

Вознаграждения, выплаченные работникам Департамента внутреннего аудита:

Руб.

Наименование вознаграждения	Финансовый период
	2004г.
Заработная плата	3 640 975,48
Премии	753 380,01
Вознаграждение	0,00
Комиссионные	0
Льготы и/или иные компенсации расходов	0
Иные имущественные предоставления	0
Итого:	4 394 355,49

5.7. Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента.

Сведения о численности работников, затратах на оплату труда и на социальное обеспечение по ОАО «ЦентрТелеком»:

№ п/п	Наименование показателей	3 квартал 2005г
1.	Среднесписочная численность работников, чел.	64 088
2.	Доля сотрудников эмитента, имеющих высшее профессиональное образование, %	24,0%
3.	Объем денежных средств, направленных на оплату труда, руб.	1 779 180 016
4.	Объем денежных средств, направленных на социальное обеспечение, руб.	168 446 529
5.	Общий объем израсходованных денежных средств, руб.	1 947 626 545

5.8. Сведения о любых обязательствах эмитента перед сотрудниками (работниками), касающихся возможности их участия в уставном (складочном) капитале (паевом фонде) эмитента.

Эмитент не имеет обязательств перед сотрудниками.

VI. Сведения об участниках (акционерах) эмитента и о совершенных эмитентом сделках, в совершении которых имелась заинтересованность

6.1. Сведения об общем количестве акционеров (участников) эмитента.

Общее количество участников эмитента на дату окончания отчетного квартала – **27 951**

В т.ч. общее количество номинальных держателей акций эмитента - **34**

6.2. Сведения об участниках (акционерах) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций, а также сведения об участниках (акционерах) таких лиц, владеющих не менее чем 20 процентами уставного (складочного) капитала (паевого фонда) или не менее чем 20 процентами их обыкновенных акций.

6.2.1. Полное фирменное наименование: ***Открытое акционерное общество "Инвестиционная компания связи"***

Сокращенное фирменное наименование: ***ОАО «Связьинвест»***

ИНН: ***7710158355***

Место нахождения: ***119121, г.Москва, ул.Плющиха, д.55, строение 2.***

Доля в уставном капитале эмитента: ***38,02 %***

Доля обыкновенных акций эмитента, принадлежащих акционеру(участнику) эмитента : ***50,69 %***

Акционеры (участники), владеющие не менее чем 20 процентами уставного капитала акционера (участника) эмитента:

а) Наименование: ***Министерство имущественных отношений Российской Федерации***

Место нахождения: ***г.Москва, Никольский пер., д.9***

Доля в уставном капитале акционера (участника) эмитента: ***50 % + 1***

Доля обыкновенных акций (участника) эмитента: ***50 % + 1***

Доля в уставном капитале эмитента: ***0 %***

Доля обыкновенных акций эмитента, принадлежащих акционеру (участнику): ***0 %***

б) Наименование: ***MUSTCOM LIMITED***

Место нахождения: ***Julia House,3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.***

Доля в уставном капитале акционера (участника) эмитента: ***25 % + 1***

Доля обыкновенных акций (участника) эмитента: ***25 % + 1***

Доля в уставном капитале эмитента: ***0 %***

Доля обыкновенных акций эмитента, принадлежащих акционеру (участнику): ***0 %***

в) Наименование: ***Специализированное Государственное учреждение при Правительстве Российской Федерации «Российский Фонд Федерального Имущества»***

Место нахождения: ***119049, г.Москва, Ленинский проспект, д.9***

Доля в уставном капитале акционера (участника) эмитента: ***25 % -2***

Доля обыкновенных акций (участника) эмитента: ***25 % -2***

Доля в уставном капитале эмитента: ***7,19 %***

Доля обыкновенных акций эмитента, принадлежащих акционеру (участнику): ***9,59 %***

6.2.2. Наименование: ***Специализированное Государственное учреждение при Правительстве Российской Федерации «Российский Фонд Федерального Имущества»***

ИНН: ***7704097841***

Место нахождения: ***119049, г.Москва, Ленинский проспект, д.9***

Доля в уставном капитале эмитента: ***7,19 %***

Доля обыкновенных акций эмитента, принадлежащих акционеру (участнику) эмитента: ***9,59 %***

Акционеры (участники), владеющие не менее чем 20 процентами уставного капитала акционера (участника) эмитента:

таких лиц нет

6.2.3. ***(номинальный держатель)***

Полное фирменное наименование: ***Закрытое акционерное общество "Депозитарно-Клиринговая Компания"***

Сокращенное фирменное наименование: ***ЗАО «ДКК»***

Место нахождения: ***115162, г.Москва, ул.Шаболовка,, д.31, стр.Б***

Контактный телефон: ***956-09-99*** факс: ***232-68-04***

Адрес электронной почты: dcc@dc.ru

Лицензия профессионального участника ценных бумаг:

номер:***177-06236-000100***

дата выдачи: ***09.10.2002***

срок действия лицензия: ***без ограничения срока действия***

наименование органа выдавшего лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Количество обыкновенных акций эмитента, зарегистрированных в реестре акционеров на имя номинального держателя: ***123 905 533***

Доля в уставном капитале эмитента: ***10,92%***

Доля обыкновенных акций, зарегистрированных на имя номинального держателя: ***7,85%***

6.2.4. ***(номинальный держатель)***

Полное фирменное наименование: ***Закрытое акционерное общество коммерческий банк "СИТИБАНК"***

Сокращенное фирменное наименование: ***ЗАО «СИТИБАНК»***

Место нахождения: ***125047, г.Москва, ул.Гашека, д.8-10***

Контактный телефон: ***725-67-36*** факс: ***251-46-58***

Адрес электронной почты: ***нет данных***

Лицензия профессионального участника ценных бумаг:

номер:***177-02719-000100***

дата выдачи: ***01.11.2000***

срок действия лицензия: ***без ограничения срока действия***

наименование органа выдавшего лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Количество обыкновенных акций эмитента, зарегистрированных в реестре акционеров на имя номинального держателя: ***89 065 830***

Доля в уставном капитале эмитента: ***10,69 %***

Доля обыкновенных акций, зарегистрированных на имя номинального держателя: ***5,64 %***

6.2.5. ***(номинальный держатель)***

Полное фирменное наименование: ***Закрытое акционерное общество "БРАНСВИК Ю БИ ЭС НОМИНИЗ"***

Сокращенное фирменное наименование: ***ЗАО "БРАНСВИК Ю БИ ЭС НОМИНИЗ"***

Место нахождения: ***115054, г.Москва, Павелецкая площадь, д.2, стр.2***

Контактный телефон: ***258-52-00*** факс: ***725-41-70***

Адрес электронной почты: ***нет данных***

Лицензия профессионального участника ценных бумаг:

номер:***177-04885-000100***

дата выдачи: ***13.03.2001***

срок действия лицензия: ***без ограничения срока действия***

наименование органа выдавшего лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Количество обыкновенных акций эмитента, зарегистрированных в реестре акционеров на имя номинального держателя: ***102 013 386***

Доля в уставном капитале эмитента: ***10,55 %***

Доля обыкновенных акций, зарегистрированных на имя номинального держателя: ***6,46 %***

6.3. Сведения о доле участия государства или муниципального образования в уставном (складочном) капитале (паевом фонде) эмитента, наличии специального права ("золотой акции").

№ п/п	полное фирменное наименование (для юридического лица - коммерческой организации) или наименование (для юридического лица - некоммерческой организации), либо фамилия, имя, отчество (для физического лица) управляющего государственным, муниципальным пакетом акций, а также лица, которое от имени Российской Федерации, субъекта Российской Федерации или муниципального образования осуществляет функции участника (акционера) эмитента	место нахождения	доля лица в уставном (складочном) капитале (паевом фонде) эмитента
1.	Специализированное Государственное учреждение при Правительстве Российской Федерации «Российский Фонд Федерального Имущества»	119049, г.Москва, Ленинский проспект, д.9	7,193740 %
2.	Государственное учреждение Управление Федеральной почтовой связи Московской области	123824, г.Москва, ул.Народного ополчения, д.29, корп.2	0,004040 %
3.	Комитет по управлению имуществом г.Калуги	248002, г.Калуга, ул.Салтыкова-Щедрина, д.8	0,000106 %
4.	Калужская область в лице Министерства экономического развития Калужской области	248600, г.Калуга, ул.Луначарского, д.64	0,000011 %

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом - ***отсутствует.***

6.4. Сведения об ограничениях на участие в уставном (складочном) капитале (паевом фонде) эмитента.

В соответствии с пунктом 8.12. Устава Общества:
"в случае если акционер Общества имеет намерение самостоятельно или совместно со своим аффилированным лицом (лицами) приобрести 30 и более процентов размещенных обыкновенных акций Общества, то данный акционер обязан не ранее чем за 90 дней и не позднее чем за 30 дней до даты приобретения акций направить в Общество письменное уведомление о намерении приобрести указанные акции. После совершения данной сделки (сделок) по приобретению акций этот акционер в течение 30 дней с даты приобретения обязан предложить акционерам Общества продать ему принадлежащие им обыкновенные акции Общества и эмиссионные ценные бумаги, конвертируемые в обыкновенные акции по рыночной цене, но не ниже их средневзвешенной цены за шесть месяцев, предшествующих дате приобретения".

В соответствии с Законом Российской Федерации "О конкуренции и ограничении монополистической деятельности на товарных рынках" существуют следующие ограничения в

обращении эмиссионных ценных бумаг эмитента на вторичном рынке:

с предварительного согласия федерального антимонопольного органа на основании ходатайства юридического или физического лица осуществляется приобретение лицом (группой лиц) акций (долей) с правом голоса в уставном капитале хозяйственного общества, при котором такое лицо (группа лиц) получает право распоряжаться более чем 20 процентами указанных акций (долей).

Ограничения на долю участия иностранных лиц в уставном капитале эмитента отсутствуют.

Иные ограничения, связанные с участием в уставном (складочном) капитале (паевом фонде) эмитента отсутствуют.

6.5. Сведения об изменениях в составе и размере участия акционеров (участников) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций.

№ п/п	полное и сокращенное фирменные наименования (для некоммерческой организации - наименование) юридического лица или фамилия, имя, отчество физического лица	доля лица в уставном (складочном) капитале (паевом фонде) эмитента	доля принадлежавших указанному лицу обыкновенных акций эмитента
Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: ***12 мая 2000 года***			
1.	Российский Фонд Федерального Имущества	22 %	27,40 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,45 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: ***16 апреля 2001 года***			
1.	Российский Фонд Федерального Имущества	22 %	27,4 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6,66 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: ***07 января 2002 года***			
1.	Российский Фонд Федерального Имущества	22 %	27,4 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6,66 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %

Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: ***18 апреля 2002 года***			
1.	Российский Фонд Федерального Имущества	22 %	27,4 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,93 %	0,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: ***17 декабря 2002 года***			
1.	Российский Фонд Федерального Имущества	7,19 %	9,59 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38,02 %	50,69 %
Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: ***05 мая 2003 года***			
1.	Российский Фонд Федерального Имущества	7,19 %	9,59 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38,02 %	50,69 %
Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: ***23 апреля 2004 года***			
1.	Специализированное Государственное учреждение при Правительстве Российской Федерации "Российский Фонд Федерального Имущества"	7,19 %	9,59 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38,02 %	50,69 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,10 %	2,15 %
Дата составления списка лиц, имеющих право на участие в общем собрании акционеров эмитента: ***13 мая 2005 года***			
1.	Специализированное Государственное учреждение при Правительстве Российской Федерации "Российский Фонд Федерального Имущества"	7,19 %	9,59 %
2.	Открытое акционерное общество «Инвестиционная компания Связи» ОАО «Связьинвест»	38,02 %	50,69 %

6.6. Сведения о совершенных эмитентом сделках, в совершении которых имелась заинтересованность.

Общее количество сделок: восемь.

Общая сумма совершенных сделок с заинтересованностью: 83 666 446, 56 рубля.

Все сделки с заинтересованностью одобрены Советом директоров.

Сделок (взаимосвязанных сделок), цена которой составляет 5 и более процентов балансовой стоимости активов эмитента, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату перед совершением сделки, не совершалось.

Сделок (взаимосвязанных сделок), в совершении которой имелась заинтересованность и решение об одобрении которой Советом директоров или общим собранием акционеров эмитента не принималось в случаях, когда такое одобрение является обязательным в соответствии с законодательством Российской Федерации, не совершалось.

6.7. Сведения о размере дебиторской задолженности.

Вид дебиторской задолженности	Срок наступления платежа	
	До одного года	Свыше одного года
Дебиторская задолженность покупателей и заказчиков,руб.	1 749 120 904	0
в том числе просроченная, руб.	257 938 002	X
Дебиторская задолженность по векселям к получению, руб.	19 265839	0
в том числе просроченная, руб.	0	X
Дебиторская задолженность участников(учредителей)по взносам в уставный капитал, руб.	0	0
в том числе просроченная, руб.	0	X
Дебиторская задолженность по авансам выданным, руб.	265 129 734	10 567 104
в том числе просроченная, руб.	33 374 740	X
Прочая дебиторская задолженность, руб.	840 728 731	18 456 010
в том числе просроченная, руб.	154 846 942	X
ИТОГО, руб	**2 874 245 208**	**29 023 114**
в том числе просроченная, руб.	**446 159 684**	**X**

Дебиторы, величина задолженности каждого из которых составляет не менее 10 процентов от общей суммы дебиторской задолженности (общая сумма дебиторской задолженности на 30.09.2005г. составляет 4 958 390 тыс.руб., 10% от этой суммы составляет 495 839 тыс.руб.): ***таких дебиторов нет.***

Общая сумма дебиторской задолженности эмитента с отдельным указанием общей суммы просроченной дебиторской задолженности за 9 месяцев 2005г.

Показатели	По состоянию на 30.09.2005г.
Дебиторская задолженность всего, руб.	2 903 268 322

в том числе просроченная дебиторская задолженность, руб.	446 159 684
Резерв по сомнительным долгам руб.	2 055 121 428

Примечание: По поводу определения доли, на которую приходится 10% **от общей суммы** дебиторской задолженности. В балансе дебиторская задолженность указывается дебиторская задолженность за минусом резерва по сомнительной дебиторской задолженности, т.е. общая сумма дебиторской задолженности – резерв по сомнительным долгам (4 958 390-2 055 122=2 903 268 (тыс.руб.)). 10% следует исчислять от общей суммы дебиторской задолженности, т.е. от суммы 4 958 390 тыс.руб.

VII. Бухгалтерская отчетность эмитента и иная финансовая информация.

7.1. Годовая бухгалтерская отчётность эмитента.

В данном отчетном периоде не представляется.

Аудиторское заключение за 2004г. представлено на сайте Общества: www.centertelecom.ru

7.2. Квартальная бухгалтерская отчётность эмитента за последний завершенный отчётный квартал.

Бухгалтерский баланс (форма №1)

Отчет о прибылях и убытках (форма №2)

Квартальная бухгалтерская отчётность ОАО «ЦентрТелеком» за 9 месяцев 2005 года представлена в Приложении № 2 к Ежеквартальному отчёту.

7.3. Сводная бухгалтерская отчётность эмитента за последний завершенный финансовый год.

Сводная (консолидированная) бухгалтерская отчетность не составляется, т.к. нет требований ОАО “Связьинвеста”- основного акционера.

7.4. Сведения об учетной политике эмитента.

Учетная политика приводится в приложении № 3

7.5. Сведения об общей доле экспорта, а также о доле, которую составляет экспорт в общем объеме продаж.

ОАО «ЦентрТелеком» не осуществляет продажу своих услуг за пределы Российской Федерации.

Рынок сбыта услуг ОАО «ЦентрТелеком» - регионы Российской Федерации.

7.6. Сведения о стоимости недвижимого имущества эмитента и существенных изменениях, произошедших в составе имущества эмитента после даты окончания последнего завершенного финансового года.

Стоимость недвижимого имущества (земельные участки, здания, линейно-кабельные сооружения связи) эмитента составила

10 874,0 млн. руб. по состоянию на 30.09.05.

Амортизация (здания, линии связи)

3 176,0 млн. руб. по состоянию на 30.09.05.

Как сообщалось в отчете за II квартал 2005 года, изменения в стоимости недвижимого имущества обусловлены принятием Правительством РФ 11 февраля 2005 г. постановления № 68, которое утвердило Положение об особенностях государственной регистрации права собственности и других вещных прав на линейно-кабельные сооружения связи, что позволило филиалам Общества осуществлять мероприятия по выделению недвижимого имущества из состава объектов связи. В отчетах за 2004 год и I кв-л 2005 г. стоимость линейно-кабельных сооружений связи указывалась по данным бухгалтерской отчетности. Вместе с тем однозначного толкования вышеуказанного постановления органами, осуществляющими государственную регистрацию прав на недвижимое имущество и сделок с ним и органами, осуществляющими техническую инвентаризацию, до настоящего времени не имеется.

За отчетный период недвижимое имущество, стоимость которого превышает 5 процентов балансовой стоимости активов эмитента, не приобреталось и не выбывало.

Данные о недвижимом имуществе, по которому производилась оценка независимым оценщиком в период с 01.10.04г. по 01.10.05г.

Недвижимое имущество, оценка по которому производилась, но изменений в составе недвижимого имущества не произошло

№	Наименование объекта	Дата оценки (число/месяц/год)	Оценочная стоимость (тыс. руб.)
1	Здание АТС	14.02.05	266,00
2	Здание гаража	14.02.05	21,30
3	Здание АТС	02.02.05	192,80
4	Здание гаража	02.02.05	19,50
5	Здание гаража на 2 бокса	02.02.05	16,80
6	Здание пристройки участка связи	02.02.05	31,10
7	Здание сарая-склада	02.02.05	34,20
8	Здание энергобазы	02.02.05	16,30
9	Земельный участок	20.04.05	25,60
10	Административное здание	16.02.05	278,70
11	Здание гаража	16.02.05	12,80
12	Земельный участок	20.04.05	12,30
13	Здание гаража	02.02.05	13,70
14	Здание монтерской	02.02.05	19,80
15	Здание склада	02.02.05	15,20
16	Нежилое помещение (аккумуляторная)	02.02.05	17,80
17	Здание АТС	28.02.05	90,00
18	Земельный участок	28.02.05	11,80
19	Здание бытового корпуса	01.03.05	216,60
20	Административное здание	01.03.05	1 963,40

21	Здание производственного цеха	01.03.05	2 738,50
22	Здание пилорамы	01.03.05	77,20
23	Здание гаража	01.03.05	757,00
24	Здание склада	01.03.05	930,10
25	Земельный участок	01.03.05	2 317,80
26	Земельный участок	08.06.05	44,30
27	Трехкомнатная квартира	02.06.05	643,80
28	Однокомнатная квартира	02.06.05	302,00
29	Однокомнатная квартира	02.06.05	330,00
30	Нежилые помещения на 1 и 2 этажах 3-х этажного административного здания	25.07.05	22 557,63
31	Квартира	22.06.05	794,10
32	Земельный участок площадь 304 кв.м (долгосрочная аренда 5 лет)	24.01.05	26,00
33	Гараж-склад	10.03.05	195,00
34	Энергобаза	02.02.05	35,60
35	Котельная	22.11.04	395,80
36	Здание телефон-телеграф	30.05.05	218,00
37	Здание дизельной	30.05.05	32,00
38	Производственная база	01.03.05	2 151,00
39	Здание радиоузла	19.08.05	5 636,00
40	Здание гаража, склада	21.04.05	99,00
41	Здание гаража (Лит. В)	14.04.05	334,00
42	Здание гаража (Лит. Е)	14.04.05	139,00
43	Котельная с подсобными помещениями	14.04.05	223,00
44	Проходная на территории комплекса Алтай-3М	14.04.05	120,00
45	Часть здания,нежилое помещение	26.11.04	82,60
46	Монтёрский дом /жилой / 2-х комнатная квартира	26.11.04	14,50
47	Здание детского сада	10.06.05	13 543,00
48	Здание общежития	10.06.05	10 649,00
49	Здание гаража (Лит В)	05.04.05	1 345,00
50	Здание гаража (Лит Д)	05.04.05	380,37
51	Незавершенное строительством здание пристройки к АТС	05.04.05	597,00
52	Здание АТС-36	04.03.05	4 186,00
53	Здание гаражей	15.03.05	210,00

54	Жилой дом	15.03.05	83,00
55	Монтерский домик	19.05.05	39,00
56	Гараж	19.05.05	277,00
57	Склад	19.05.05	56,00
58	Конюшня	19.05.05	11,00
59	Контора	19.05.05	45,00
60	Двухкомнатная квартира	25.01.05	350,00
61	1/3 доля здания магазина	25.05.05	17,00
62	Нежилое здание линейно-технического цеха РУЭС, лит.А	01.04.05	106,50
63	Гараж, лит.А	01.04.05	65,52
64	Здание радиоузла	11.08.05	81,49
65	Здание радиоузла	31.08.05	36,50
66	Здание бывшего ЭТУС	15.06.05	68,00
67	Здание бывшего УЭС	04.10.05	40,00
68	Часть здания цеха	04.10.05	204,00
69	Часть здания цеха	04.10.05	306,00
70	2- комнатная квартира	25.02.05	620,00
71	4-комнатная квартира	27.01.05	441,00
72	Пристройка к зданию	11.05.05	2470
73	Здание склада	10.08.05	122,8
74	Здание гаража	10.08.05	248,2

Недвижимое имущество, по которому производилась оценка и в результате произошло выбытие недвижимого имущества

№	Наименование объекта	Дата оценки (число/месяц/год)	Дата выбытия (число/месяц/год)	Стоимость на дату выбытия (тыс. руб.)		
				балансовая	остаточная	оценочная
1	Корпус с мансардой	22.03.05	06.06.05	157,00	13,00	95,00
2	Дом щитовой	23.03.05	06.06.05	42,00	0,00	8,00
3	Деревянный дом	23.03.05	06.06.05	133,00	74,00	98,00
4	Дом щитовой	23.03.05	06.06.05	105,00	13,00	6,00
5	Дом рыбака	23.03.05	06.06.05	124,00	93,00	74,00
6	Нежилое помещение - радиоузел-	18.05.05	30.06.05	77,20	0,00	317,40
7	Отдельно стоящее здание	15.03.05	23.06.05	46,50	27,30	34,80
8	Здание энергобазы	15.02.05	30.06.05	12,73	0,00	4,27

9	Производственное здание (100048)	15.02.05	30.06.05	44,14	4,37	17,20
10	Здание радиоузла (100002)	01.08.04	31.12.04	79,16	0,00	29,53
11	Здание пилорамы	06.04.05	30.06.05	64,81	7,43	52,54
12	Здание вспомогательной службы РУС	16.06.04	30.12.04	72,37	–	340,00
13	Часть здания столярного цеха, 2 этажа	06.04.05	30.06.05	215,90	157,39	194,92
14	Здание ремонтной мастерской	02.09.04	28.03.05	3 204,00	2 579, 5	2 661,00
15	Здание мойки	02.09.04	28.03.05	246, 5	198, 5	210,00
16	Здание диспетчерской	02.09.04	28.03.05	36,20	21, 6	57,00
17	Здание, одноэтажное	20.08.04	07.12.04	139,17	24,03	270,00
18	Жилой дом с нежилым помещением	20.08.04	07.12.04	24,65	5,00	380,00
19	Однокомнатная квартира	25.01.05	15.09.05	280,81		370,00
20	1-комнатная квартира	20.07.04	28.10.04	338,22	338,22	357,80
21	Монтерский дом	20.01.05	Договор купли-продажи от 06.07.05	93,60	18,90	290,00
22	Гараж			19,20	3,90	
23	Здание радиоузла (д. Глазово)	28.01.05	30.06.05	154,80	0,00	43,22
24	Административное здание ЭТУС	24.01.05	09.09.05	108,10	15,00	79,50
25	Здание пристройки	06.12.04	06.09.05	342,70	302,60	304,70
26	Здание АТС	16.02.05	06.09.05	607,20	0,00	300,00
27	Здание гаража	16.02.05	06.09.05	263,50	213,70	217,00
28	Здание гаража	16.02.05	06.09.05	88,90	45,20	46,30
29	Здание складских помещений	16.02.05	06.09.05	15,60	4,80	24,40
30	Нежилое здание склада	02.09.04	15.02.05	109,8	43,2	10,6
31	Нежилое здание склада	02.09.04	15.02.05	46	3,8	59

32	Нежилое здание отделения связи	02.09.04	15.02.05	183,3		24,6
33	Нежилое здание гаража	02.09.04	15.02.05	69,3	13,2	24

Недвижимое имущество, по которому производилась оценка и произошла постановка на баланс

№	Наименование объекта	Дата оценки (число/месяц/год)	Дата приобретения (число/месяц/год)	Стоимость на дату приобретения, (тыс. руб.)		
				балансовая	остаточная	оценочная
1	Здание гараж (10258)	20.11.04	20.11.04	37,78	0,00	37,78
2	Земельный участок, общая площадь 58,76 кв.м.	16.11.04	01.12.04	0,48	0,48	0,08
3	Встроенное помещение №243, незавершенное строительство, площадь 62,7 кв.м.	02.08.04	30.05.05	-	-	627,00
4	Здание магазина № 1, одноэтажное (87/1000 доли)	09.07.04	15.06.05	203,71	203,71	120,00
5	Здание административное, трехэтажное (41/1000 доли)	01.01.04	17.11.04	499,93	499,93	421,00
6	Здание, одноэтажное (515/1000 доли), лит. В	24.06.04	15.12.04	392,85	392,85	430,00
7	Здание, одноэтажное, лит. Г	24.06.04	15.12.04	114,20	114,20	125,00
8	Здание, одноэтажное, лит. Ж	24.06.04	15.12.04	86,79	86,79	95,00
9	Гараж	20.12.04	29.12.04	777,00	777,00	777,00
10	Нежилое здание АТС и переговорного пункта	29.12.04	30.12.04	466,00	461,34	466,00
11	Здание дизельной	29.12.04	30.12.04	9,00	4,50	9,00
12	Здание гаража	29.12.04	30.12.04	17,00	16,50	17,00
13	Здание дизельной	29.12.04	30.12.04	11,00	10,59	11,00

14	Однокомнатная квартира	26.11.04	Договор купли-продажи № 418 от 22.08.2005г. (дата регистрации 03.10.2005г.)	310,60	310,60	295,00
15	Земельный участок	20.07.05	30.08.05	185,00		185,00
16	Земельный участок	20.07.05	30.08.05	2,60		2,60
17	Земельный участок	20.07.05	30.08.05	1,20		1,20

7.7. Сведения об участии эмитента в судебных процессах в случае, если такое участие может существенно отразиться на финансово-хозяйственной деятельности эмитента.

Считаем, что к существенным искам могут быть отнесены:

- иски, цена которых равна или превышает 10 процентов балансовой стоимости активов ОАО «ЦентрТелеком», что на 30 июня 2005 года составляет 4 466 650 тыс. руб.;

- иски, которые препятствуют осуществлению хозяйственной деятельности или направлены на её запрещение или прекращение (иски о ликвидации, о признании ОАО «ЦентрТелеком» и его дочерних и зависимых обществ несостоятельными (банкротами), об отчуждении имущества (активов), об оспаривании прав из лицензий, патентов, о взыскании задолженности по налогам и сборам в бюджет и внебюджетные фонды в существенном размере).

В 3-ем квартале 2005 года, а также в течение трёх лет, предшествующих дате окончания отчётного квартала, ОАО «ЦентрТелеком» не принимало участие в существенных судебных процессах, которые могут (могли) отразиться на его финансово-хозяйственной деятельности.

Дополнительно сообщаем, что ОАО «ЦентрТелеком» за 3 года, предшествующих дате окончания отчётного квартала, участвовало или участвует на дату окончания отчётного квартала в качестве истца или ответчика в следующих судебных разбирательствах, по которым максимальный риск потенциального убытка превышал или превышает 5 млн. рублей:

1. В 2003 году Арбитражными судами Московского округа было отказано в удовлетворении двух исковых заявлений, предъявленных от имени и в интересах ОАО "ЦентрТелеком" о взыскании с Российской Федерации в лице Министерства финансов за счет казны Российской Федерации **8 058 тыс. руб.** и **5 975 тыс. руб.** расходов, связанных с предоставлением Московским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам.

В первом случае суд посчитал, что не подтверждены документальными доказательствами утверждения истца о бездействии ответчиков; во втором случае судебными инстанциями было установлено, что в федеральном бюджете на 2001 и 2002 годы средства на компенсацию затрат предприятий связи были предусмотрены не в полном объеме. Суд счёл, что при таких обстоятельствах отсутствуют основания для удовлетворения вышеуказанных исков.

ОАО "ЦентрТелеком" была направлена жалоба в Высший Арбитражный Суд Российской Федерации о пересмотре этих судебных актов в порядке надзора, но судьями ВАС РФ были вынесены определения об отказе в передаче в Президиум ВАС РФ решений Арбитражного суда г. Москвы и постановлений ФАС Московского округа для пересмотра в порядке надзора.

В третьем квартале 2004 года в Арбитражный суд г. Москвы ОАО «ЦентрТелеком» были направлены заявления о пересмотре решений по вновь открывшимся обстоятельствам (в качестве вновь открывшего обстоятельства было приведено вынесенное Конституционным Судом Российской Федерации определение от 11.05.2004 об отказе в принятии к рассмотрению жалобы ОАО «ЦентрТелеком» на нарушения конституционных прав и свобод ст. 30 ФЗ от 16.02.1995 «О связи» и п. 2 ст. 180 Бюджетного Кодекса РФ»).

Определением от 27.09.04, оставленным без изменения постановлением апелляционной инстанции от 01.02.05 и постановлением кассационной инстанции от 26.04.05, в удовлетворении заявлений отказано. Судебные акты мотивированы тем, что ссылки заявителя на приведенные в мотивировочной части определения КС РФ обстоятельства, не связанные с порядком применения федеральных законов и не реализацией судом задач судопроизводства, не могут в силу п. 1 ст. 311 Арбитражного процессуального кодекса Российской Федерации рассматриваться в качестве вновь открывшихся обстоятельств.

2. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» в декабре 2003 года было подано исковое заявление о взыскании убытков, возникших в связи с предоставлением Тульским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет **92 989 тыс. руб.**

Ответчиком - представителем Российской Федерации - в исковом заявлении указано Министерство финансов Российской Федерации.

24.05.2004 Арбитражный суд г. Москвы рассмотрел вышеуказанный иск к Российской Федерации, удовлетворив исковые требования ОАО "ЦентрТелеком" о взыскании указанной суммы с Министерства финансов. Апелляционная инстанция постановлением от 01.09.04. апелляционную жалобу Министерства финансов Российской Федерации удовлетворила, а в иске ОАО "ЦентрТелеком" отказала. 25 октября 2004 года кассационная инстанция оставила постановление апелляционной инстанции без изменения, а кассационную жалобу ОАО «ЦентрТелеком» без удовлетворения.

18.03.2005 в Конституционный Суд Российской Федерации ОАО «ЦентрТелеком» направлена жалоба на нарушение конституционных прав, в которой заявитель просит КС РФ проверить конституционность пункта 2 статьи 124 ГК РФ в том толковании, в котором его применили федеральные арбитражные суды Московского округа в деле ОАО «ЦентрТелеком».

Определением КС РФ от 05 июля 2005 года в принятии жалобы ОАО «ЦентрТелеком» отказано.

3. 13 мая 2004 года Арбитражным судом г. Москвы было вынесено решение об удовлетворении иска, предъявленного от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов, Министерства труда и социального развития России, Управления социальной защиты населения Тамбовской области о взыскании **10 432 тыс. руб.** убытков, понесённых в результате предоставления Тамбовским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Апелляционная и кассационная инстанции оставили решение суда первой инстанции без изменения. Министерством труда и социального развития было подано заявление в Высший Арбитражный Суд Российской Федерации о пересмотре вышеуказанных судебных актов в порядке надзора. Определением ВАС РФ заявителю было отказано в направлении судебных дел в Президиум ВАС РФ для пересмотра в порядке надзора.

4. 28 июня 2004 года Арбитражным судом Воронежской области по предъявленному Воронежским филиалом ОАО «ЦентрТелеком» иску было принято решение о взыскании с казны Российской Федерации убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением льгот по оплате услуг связи отдельным категориям граждан, в размере **10 607 тыс. руб.** Исполнительный лист исполнен в установленном порядке.

5. Воронежским филиалом ОАО «ЦентрТелеком» в Арбитражный суд Воронежской области в 2004 году было предъявлено **3 иска** на общую сумму **49 708 тыс. руб.** о взыскании с казны Российской Федерации убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением льгот по оплате услуг связи отдельным категориям граждан по законам «О ветеранах», «О социальной защите инвалидов в Российской Федерации» и Закону «О социальной защите граждан, подвергшихся воздействию радиации вследствие аварии на Чернобыльской АЭС». Иски удовлетворены судом первой инстанции решениями от 15.12.04 и 21.12.04. Исполнительные листы исполнены в установленном порядке.

6. Воронежским филиалом ОАО «ЦентрТелеком» в Арбитражный суд Воронежской области в 2003 году был предъявлен иск о взыскании с казны Российской Федерации убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением льгот по оплате услуг связи отдельным категориям граждан. Цена иска составляла **20 646 тыс. руб.** Иск удовлетворён решением суда первой инстанции. Исполнительный лист исполнен в установленном порядке.

7. В 2003 году Московский филиал ОАО «ЦентрТелеком» предъявил иск к Московской

областной регистрационной палате и Муниципальному образованию «Чеховский район Московской области» в лице Администрации района о признании недействительным зарегистрированного права собственности Муниципального образования на городскую телефонную и радиотрансляционную сеть, принадлежащих ОАО «ЦентрТелеком», и признании права собственности ОАО «ЦентрТелеком».

Стоимость объектов оценивается в **8 041 тыс. руб.**

Решением суда первой инстанции от 15.04.2004 исковые требования ОАО «ЦентрТелеком» были удовлетворены.

Однако Федеральный Арбитражный суд Московского округа счёл, что суд первой инстанции не исследовал надлежащим образом все обстоятельства, имеющие значение для рассмотрения дела по существу и вынесения решения.

Постановлением ФАС МО от 07 июля 2004 года Решение Арбитражного суда Московской области от 15 апреля 2004 года отменено и дело передано на новое рассмотрение в первую инстанцию.

Иск находится в стадии рассмотрения.

8. В 2003-2004 годах ФГУП «Российская телевизионная и радиовещательная сеть» (ФГУП «РТРС») предъявило к ОАО «ЦентрТелеком» три иска о признании недействительной приватизации компаний электросвязи, присоединённых в результате реорганизации к ОАО «ЦентрТелеком», в части передачи им имущества телерадиопередающих центров:

1) В Арбитражный суд Калужской области ФГУП «РТРС» предъявило иск о признании п. 6.1. Устава ОАО «ЦентрТелеком» недействительным в части включения в уставный капитал ОАО «ЦентрТелеком» четырёх объектов: башни в г. Малоярославце, РЛС Киров-Манино-Людиново, РЛС Манино-Бетлица, РЛС Киров-Новоалександровский Калужской области. Остаточная стоимость имущества составляет 7 846 тыс. руб., хотя иск был заявлен на общую сумму **27 438 тыс. руб.**

В качестве третьего лица, заявляющего самостоятельные требования, в деле приняло участие Территориальное управление Министерства имущества России.

Решением суда первой инстанции от 25.06.2004 в иске ФГУП «РТРС» отказано.

Апелляционная инстанция решение суда первой инстанции отменила и вынесла новое решение об удовлетворении иска ФГУП «РТРС».

Кассационная инстанция постановление суда апелляционной инстанции отменила и решение суда первой инстанции от 25.06.2004 об отказе ФГУП «РТРС» в иске оставила без изменения.

2) В Арбитражный суд Московской области был предъявлен иск о применении последствий ничтожной сделки приватизации ГПСИ «Россвязьинформ» Московской области в части включения в уставной капитал ОАО «ЦентрТелеком» здания телетранслятора в г. Ступино Московской области и возврата его в государственную собственность Российской Федерации. Остаточная стоимость здания равна нулю (износ 100%).

Решением Арбитражного суда Московской области от 09.08.04 в удовлетворении иска ФГУП «РТРС» отказано.

Постановлением ФАС МО от 09.12.04 решение суда первой инстанции отменено, дело направлено на новое рассмотрение в суд первой инстанции.

Решением Арбитражного суда Московской области от 14.03.05 в удовлетворении иска ФГУП «РТРС» вновь отказано.

Постановлением ФАС МО от 13 июля 2005 года решение Арбитражного суда Московской области от 14 марта 2005 года оставлено без изменения, а кассационная жалоба ФГУП «Российская телевизионная и радиовещательная сеть» - без удовлетворения.

3) 15 мая 2003 года был предъявлен иск о применении последствий недействительности ничтожной сделки в части включения в уставный капитал ОАО «Электросвязь» Рязанской области здания ОРТПЦ, находящегося в г. Рязани. Остаточная стоимость здания составляет **397,54 тыс. руб.** Решением суда первой инстанции от 14.01.2004 в иске ФГУП «РТРС» отказано. Постановлениями апелляционной и кассационной инстанции решение суда первой инстанции оставлено без изменения.

9. Государственное учреждение - Управление федеральной почтовой связи Московской области (далее – ГУ УФПС МО) предъявило в Арбитражный суд Московской области исковое заявление о признании недействительным зарегистрированного ОАО «ЦентрТелеком» права собственности на помещения, расположенные по адресу: Московская область, г. Талдом, ул. Собцова, д. 1, общей площадью 524,1 кв.м.

Арбитражным судом Московской области 28.12.04 в удовлетворении иска ГУ УФПС МО

отказано. Постановлением апелляционной инстанции от 04.04.05 решение Арбитражного суда Московской области от 22.12.04 оставлено без изменения, а апелляционная жалоба ГУ УФПС МО - без удовлетворения.

Постановлением ФАС МО от 01 августа 2005 года решение Арбитражного суда Московской области от 28.12.04 и Постановление Десятого арбитражного апелляционного суда от 04 апреля 2005 года оставлено без изменения, а кассационная жалоба ГУ УФПС МО – без удовлетворения.

23 августа 2005 года Арбитражный суд Московской области удовлетворил встречный иск ОАО «ЦентрТелеком» об освобождении ГУ УФПС МО вышеуказанных помещений. Решение суда вступило в законную силу.

10. Комитетом по управлению имуществом Истринского района Московской области (далее – КУИ Истринского района) в Истринский городской суд 25.01.2005 направлено заявление о признании права муниципальной собственности на имущество, состоящее из кабельной канализации телефонной сети протяженностью 31 387,85 м и кабельных колодцев в количестве 339 штук, расположенное по адресу: Московская область, г. Истра.

Решением суда первой инстанции от 09 сентября 2005 года исковые требования КУИ Истринского района удовлетворены.

ОАО «ЦентрТелеком» предъявлена кассационная жалоба.

11. ОАО «ЦентрТелеком» в Арбитражный суд Ярославской области 01 июня 2005 года предъявлен иск к ЗАО «Региональная компания связи» о взыскании **83 753 тыс. руб.** по договору поручительства.

Решением Арбитражного суда Ярославской области от 29 сентября 2005 года с ЗАО «Региональная компания связи» в пользу ОАО «ЦентрТелеком» взыскано 61 590 тыс. руб., в части взыскания 22 163 тыс. руб. процентов - отказано.

12. В 3-ем квартале 2005 года к Липецкому филиалу ОАО «ЦентрТелеком» был предъявлен иск гражданином Казьминым В. Д. о понуждении к исполнению договора о пользовании телефонной связью и взыскании компенсации морального вреда в сумме **30 млн. рублей.** 15 сентября 2005 года Октябрьским районным судом г. Липецка вынесено решение об отказе в удовлетворении требований Казьмина В.Д. в части понуждения к исполнению договора и с ОАО «ЦентрТелеком» взыскана компенсация морального вреда в сумме 1000 руб. Истцом предъявлена кассационная жалоба, которая находится в стадии рассмотрения.

13. В 2005 году в Арбитражный суд Московской области ОАО «МГТС» было направлено заявление о взыскании с ОАО «ЦентрТелеком» суммы неосновательного обогащения в размере **8,7 млн. рублей.**

Иск находится в стадии рассмотрения.

14. 15 июля 2005 года Министерством финансов Российской Федерации в Арбитражный суд Московской области к ОАО «ЦентрТелеком» был предъявлен иск о взыскании в федеральный бюджет **458 638 тыс. руб.** по долговому обязательству выделенной кредитной линии. Иск находится в стад[illegible] рассмотрения.

15. 04 августа 2005 года в Арбитражный суд Московской области ООО «НТК» предъявлен иск о признании недействительным зарегистрированного за ОАО «ЦентрТелеком» права собственности на линейно-кабельные сооружения связи, расположенные в г. Ногинске Московской области.

Иск находится в стадии рассмотрения.

16. В 2004 году от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Тульским филиалом ОАО «ЦентрТелеком» в 2003 году льгот по оплате услуг связи ветеранам. Цена иска составляет **17 025 тыс. руб.** Судом первой инстанции в удовлетворении исковых требований отказано. Постановлением апелляционной инстанции от 16.06.05 решение суда первой инстанции оставлено без изменения, а апелляционная жалоба ОАО «ЦентрТелеком» без удовлетворения. Постановлением ФАС МО от 13 сентября 2005 года решение суда первой инстанции и постановление апелляционной инстанции отменено, дело направлено на новое рассмотрение в суд первой инстанции.

17. В 2004 году от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Брянским филиалом ОАО «ЦентрТелеком» в течение 2001-2003 г.г. льгот по оплате услуг связи ветеранам. Цена иска составляет

28 164 тыс. руб. Решением Арбитражного суда г. Москвы от 18.02.05 вышеуказанная сумма взыскана с Министерства финансов России за счет средств казны Российской Федерации. Постановлением апелляционной инстанции от 25.05.2005 апелляционная жалоба Министерства финансов была удовлетворена, решение суда первой инстанции отменено, в иске ОАО «ЦентрТелеком» отказано. ФАС МО Постановлением от 12 августа 2005 года отменил постановление апелляционной инстанции и оставил решение суда первой инстанции от 18 февраля 2005 года в силе, удовлетворив исковые требования ОАО «ЦентрТелеком».

18. В 2004 году от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Ивановским филиалом ОАО «ЦентрТелеком» в течение 2001-2003г.г. льгот по оплате услуг связи ветеранам. Цена иска составляет **20 137 тыс. руб.** Судом первой инстанции в удовлетворении иска отказано. Постановлением апелляционной инстанции решение суда первой инстанции оставлено без изменения, а апелляционная жалоба ОАО «ЦентрТелеком» без удовлетворения. Кассационная инстанция 24.05.05 отменила постановление апелляционной инстанции и решение суда первой инстанции и направила дело на новое рассмотрение. Решением суда первой инстанции от 30 августа 2005 года исковые требования ОАО «ЦентрТелеком» удовлетворены.

19. В 2004 году от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Тверским филиалом ОАО «ЦентрТелеком» в 2003 году льгот по оплате услуг связи ветеранам и инвалидам. Цена иска составляет **19 711 тыс. руб.** Решением суда первой инстанции, оставленным без изменения апелляционной инстанцией, в удовлетворении иска отказано. Постановлением ФАС МО от 04 августа 2005 года решение суда первой инстанции и постановление апелляционной инстанции отменено, исковые требования ОАО «ЦентрТелеком» удовлетворены.

20. 23.12.04 в Арбитражный суд Ярославской области от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Верхневолжским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам и инвалидам. Цена иска составляет **38 211 тыс. руб.** Решением суда первой инстанции от 27.06.05 исковые требования ОАО «ЦентрТелеком» удовлетворёны частично в размере 32 779 тыс. руб. Апелляционная инстанция оставила решение суда первой инстанции без изменения, а апелляционную жалобу Минфина РФ - без удовлетворения.

21. В 1-ом квартале 2005 года в Арбитражный суд Смоленской области от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства финансов Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Смоленским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет **53 326 тыс. руб.** Решением суда первой инстанции от 04.05.2005 иск удовлетворён. Постановлением апелляционной инстанции от 01 сентября 2005 года решение суда первой инстанции оставлено без изменения, а апелляционная жалоба Минфина РФ – без удовлетворения.

22. В конце 2004 года от имени и в интересах ОАО «ЦентрТелеком» в Арбитражный суд г. Москвы к Российской Федерации в лице Министерства труда и социального развития Российской Федерации было предъявлено исковое заявление о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Московским филиалом ОАО «ЦентрТелеком» в 2001-2003 гг. льгот по оплате услуг связи ветеранам. Цена иска **217 306 тыс. руб.** Решением суда первой инстанции от 16.02.05 исковые требования ОАО «ЦентрТелеком» удовлетворены. Постановлением апелляционной инстанции от 22.04.05 решение суда первой инстанции оставлено без изменения, а апелляционная жалоба третьего лица - Министерства здравоохранения и социального развития Российской Федерации - без удовлетворения. Был выдан исполнительный лист, который направлен ОАО «ЦентрТелеком» в Министерство финансов Российской Федерации для исполнения в установленном порядке, однако, одновременно с вышеизложенным, Министерством здравоохранения и социального развития Российской Федерации была предъявлена кассационная жалоба. Постановлением ФАС МО от 19 июля 2005 года решение суда первой инстанции и постановление суда

апелляционной инстанции оставлены без изменения, а кассационная жалоба Министерства здравоохранения и социального развития Российской Федерации – без удовлетворения.

23. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Московским филиалом ОАО «ЦентрТелеком» в 2001-2003 гг. льгот по оплате услуг связи ветеранам. Цена иска **144 758 тыс. руб.**

Решением Арбитражного суда г. Москвы от 06.04.05 исковые требования ОАО «ЦентрТелеком» удовлетворены. Постановлением апелляционной инстанции от 16.06.05 решение суда первой инстанции оставлено без изменения, а апелляционная жалоба без удовлетворения.

24. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Московским филиалом ОАО «ЦентрТелеком» в 2001-2003 гг. льгот по оплате услуг связи ветеранам. Цена иска составляет **261 602 тыс. руб.** Судом первой инстанции в удовлетворении иска отказано. Постановлением апелляционной инстанции решение суда первой инстанции отменено, исковые требования ОАО «ЦентрТелеком» удовлетворены. Постановлением кассационной инстанции от 29 августа 2005 года постановление апелляционной инстанции оставлено без изменения, а кассационные жалобы Министерства финансов РФ и Министерства труда и социального развития РФ - без удовлетворения.

25. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Курским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи отдельным категориям граждан. Цена иска составляет **11 784 тыс. руб.** Решением суда первой инстанции от 09.06.05 исковые требования ОАО «ЦентрТелеком» удовлетворены. Решение суда вступило в законную силу. Был получен исполнительный лист, который направлен в Министерство финансов РФ для исполнения в установленном порядке.

26. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Московским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи отдельным категориям граждан. Цена иска составляет **4 801 тыс. руб.** Решением суда первой инстанции исковые требования ОАО «ЦентрТелеком» удовлетворены. Постановлением апелляционной инстанции от 06.07.05 решение суда первой инстанции оставлено без изменения, а апелляционная жалоба Министерства труда и социального развития Российской Федерации - без удовлетворения. Был выдан исполнительный лист, который направлен ОАО «ЦентрТелеком» в Министерство финансов Российской Федерации для исполнения в установленном порядке, однако, одновременно с вышеизложенным, Министерством труда и социального развития Российской Федерации была предъявлена кассационная жалоба. Постановлением ФАС МО от 23 августа 2005 года решение суда первой инстанции и постановление суда апелляционной инстанции оставлены без изменения, а кассационная жалоба Министерства труда и социального развития Российской Федерации – без удовлетворения.

27. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Тамбовским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет **15 322 тыс. руб.** Решением суда первой инстанции от 25 июля 2005 года исковые требования ОАО «ЦентрТелеком» удовлетворены. Решение суда вступило в законную силу. Получен исполнительный лист, который будет направлен в Министерство финансов РФ для исполнения в установленном порядке.

28. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации 19 июля 2005 года был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением в 2003 году Белгородским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет **20 791 тыс. руб.** Решением суда первой инстанции от 21 сентября 2005 года исковые требования ОАО «ЦентрТелеком» удовлетворены.

29. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития Российской Федерации в августе 2005 года был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с

предоставлением Московским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет **15 991 тыс. руб.** Иск находится в стадии рассмотрения.

30. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития РФ в третьем квартале 2005 года было предъявлено 2 иска о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Калужским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Общая цена исков составляет **54 017 тыс. руб.** Иски находятся в стадии рассмотрения.

31. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития РФ в 3-ем квартале 2005 года был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Курским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи ветеранам. Цена иска составляет **17 328 тыс. руб.** Иск находится в стадии рассмотрения.

32. В Арбитражный суд г. Москвы от имени и в интересах ОАО «ЦентрТелеком» к Российской Федерации в лице Министерства труда и социального развития РФ в августе 2005 года был предъявлен иск о взыскании убытков, понесённых ОАО «ЦентрТелеком» в связи с предоставлением Курским филиалом ОАО «ЦентрТелеком» льгот по оплате услуг связи инвалидам. Цена иска составляет **15 942 тыс. руб.** Иск находится в стадии рассмотрения.

VIII. Дополнительные сведения об эмитенте и о размещенных им эмиссионных ценных бумагах.

8.1 Дополнительные сведения об эмитенте.

8.1.1. Сведения о размере, структуре уставного капитала эмитента.

Размер уставного капитала эмитента на дату окончания последнего отчетного квартала (руб.):***6 311 998 965***

Разбивка уставного капитала по категориям акций:

Обыкновенные акции:

общая номинальная стоимость (руб.): ***4 734 020 499***

доля в уставном капитале: ***75.000337 %***

Привилегированные акции:

общая номинальная стоимость (руб.): ***1 577 978 466***

доля в уставном капитале: ***24.999663 %***

Программа американских депозитарных расписок (АДР) 1-го уровня на обыкновенные акции ОАО "ЦентрТелеком" была зарегистрирована 22 августа 2001 года Комиссией США по ценным бумагам и фондовым биржам. Одна депозитарная расписка представляет 100 обыкновенных акций Компании. В АДР на конец отчетного квартала находится около 2,01 % обыкновенных акций Общества.

В качестве Банка-Депозитария программы АДР Общества выступает ДЖПМорган Чейз Бэнк. (J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London EIWIYT United Kingdom) Депозитное соглашение между ОАО "ЦентрТелеком", ДЖПМорган Чейз Бэнк и держателями депозитарных расписок было заключено 4 сентября 2001 г., изменено и пересмотрено 10 декабря 2001 г.

Выдача разрешения на обращение акций за рубежом осуществляется в соответствии с Постановлением ФКЦБ России №03-17/пс от 1 апреля 2003 года.

Разрешение ФКЦБ на допуск акций Компании к обращению за пределами РФ получено:

Распоряжение ФКЦБ России 16.08.2001 № 702-р для программы АДР 1 уровня на 334 185 обыкновенных акций Общества;

Распоряжение ФКЦБ России 18.03.2002 №323/р для программы АДР 1 уровня на 334 185 000 обыкновенных акций (связано с дроблением акций);

Распоряжение ФКЦБ России от 24.12.2002 № 1818/р для программы АДР 1 уровня на обращение 802 000 000 обыкновенных акций Общества (в связи с присоединением 16 телекоммуникационных компаний Центрального региона к ОАО "Центральная телекоммуникационная компания")

Приказ ФСФР России от 19.01.2005г № 05-58/пз-и для программы АДР 1 уровня на 623 312 699 обыкновенных акций (действующий документ на конец отчетного квартала)

Организаторов торговли, через которых обращаются ценные бумаги иностранного эмитента, удостоверяющего права в отношении акций эмитента в настоящий момент нет.

8.1.2. Сведения об изменении размера уставного (складочного)капитала (паевого фонда) эмитента.

Наименование органа управления эмитента, принявшего решение об изменении размера уставного капитала эмитента	***общее годовое собрание акционеров АООТ "Электросвязь" Московской области***
Дата составления и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение об изменении размера уставного капитала эмитента	***17.05.1996 Протокол № 2***
Размер уставного капитала эмитента (руб) на 1.01.2000г.	***185 589 300***
Структура уставного капитала	**Обыкновенные акции:** общая номинальная стоимость (руб.): ***135 480 300*** доля в уставном капитале: ***73.00006 %*** **Привилегированные акции тип Б:** общая номинальная стоимость (руб.): ***3 711 600*** доля в уставном капитале: ***1.9999 %*** **Привилегированные акции тип А:** общая номинальная стоимость (руб.): ***46 397 400*** доля в уставном капитале***: 25.00004 %***
Наименование органа управления эмитента, принявшего решение об изменении размера уставного капитала эмитента	совет директоров открытого акционерного общества "Центральная телекоммуникационная компания"
Дата составления и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение об изменении размера уставного капитала эмитента	**29.07.2002 Протокол № 6**
Размер уставного капитала (руб) на 31.12.2002г.	***631 199 896.5***
Структура уставного капитала	**Обыкновенные акции:** общая номинальная стоимость (руб.): ***473402 049.9*** доля в уставном капитале: ***75.000337 %*** **Привилегированные акции тип А:** общая номинальная стоимость (руб.): ***157 797 846.6*** доля в уставном капитале***: 24.999663 %***
Наименование органа	Годовое общее собрание акционеров открытого акционерного

управления эмитента, принявшего решение об изменении размера уставного капитала эмитента	общества “Центральная телекоммуникационная компания”
Дата составления и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение об изменении размера уставного капитала эмитента	***протокол № 12 от 11.06.2004г.***
Размер уставного капитала (руб) на 31.03.2005г.	***6 311 998 965руб***
Структура уставного капитала	**Обыкновенные акции:** общая номинальная стоимость (руб.): ***4 734 020 499*** доля в уставном капитале: ***75.000337 %*** **Привилегированные акции тип А:** общая номинальная стоимость (руб.): ***1 577 978 466*** доля в уставном капитале***: 24.999663 %***

8.1.3. Сведения о формировании и об использовании резервного фонда, а также иных фондов эмитента.

Название фонда: ***резервный фонд***

Размер фонда, установленный учредительными документами:

Статья 10 Устава Общества (Фонды Общества):

«П.10.1. В Обществе создается резервный фонд в размере 5 процентов от уставного капитала Общества.

Резервный фонд Общества формируется путем обязательных ежегодных отчислений не менее 5 процентов чистой прибыли Общества до достижения им установленного в настоящем пункте размера фонда.

Резервный фонд предназначен для покрытия убытков Общества, а также для погашения облигаций Общества и выкупа акций Общества в случае отсутствия иных средств.

Резервный фонд не может быть использован для иных целей».

Резервный фонд предназначен для покрытия убытков Общества, а также для погашения облигаций Общества и выкупа акций Общества в случае отсутствия иных средств.

Резервный фонд не может быть использован для иных целей.

Размер резервного фонда в денежном выражении по состоянию на 30.09.2005г. – 31 560 тыс.руб.

В 3 квартале 2005 г. резервный фонд не использовали ни на какие цели.

Иные фонды эмитента, формирующиеся за счет его чистой прибыли:

Название фонда: Фонд накопления

Размер фонда, установленный учредительными документами: ***в настоящее время (по состоянию на 30.09.2005г.) Фонд учредительными документами не предусмотрен.***

Название фонда: ***Фонд соцсферы***

Размер фонда, установленный учредительными документами: ***в настоящее время (по состоянию на 30.09.2005г.) Фонд учредительными документами не предусмотрен***

Резерв по сомнительным долгам по дебиторской задолженности по состоянию на 30.09.2005 г. составил 2 055 122 тыс.руб.

Резерв по сомнительным долгам за 9 месяцев 2005г. использован на покрытие сомнительной дебиторской задолженности в размере 82 685 тыс.руб.

8.1.4. Сведения о порядке созыва и проведения собрания (заседания) высшего органа управления эмитента.

Наименование высшего органа управления эмитента: ***Общее собрание акционеров***

Порядок уведомления акционеров (участников) о проведении собрания (заседания) высшего органа управления эмитента:

1) Сообщение о проведении общего собрания акционеров должно быть сделано не позднее чем за 30 дней до даты его проведения.

В случае, если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании Совета директоров Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 50 дней до даты его проведения.

В случае, если внеочередное общее собрание акционеров, созывается по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентами голосующих акций Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 20 дней до даты его проведения.

В указанные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись, либо опубликовано в "Российской газете".

2) В сообщении о проведении общего собрания акционеров должны быть указаны:

полное фирменное наименование Общества и место нахождения Общества;

форма проведения общего собрания акционеров (собрание или заочное голосование);

дата, место, время проведения общего собрания акционеров и почтовый адрес, по которому могут направляться заполненные бюллетени, либо в случае проведения общего собрания акционеров в форме заочного голосования дата окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;

время начала регистрации лиц (их представителей), принимающих участие в общем собрании акционеров;

дата составления списка лиц, имеющих право на участие в общем собрании акционеров;

повестка дня общего собрания акционеров;

порядок подтверждения своих полномочий представителями лиц, имеющих право на участие в общем собрании акционеров;

порядок ознакомления с информацией (материалами), подлежащей предоставлению лицам, имеющим право на участие в общем собрании, при подготовке к проведению общего собрания, и адрес (адреса), по которому с ней можно ознакомиться (адрес (место нахождение) единоличного исполнительного органа Общества, а также адреса иных мест, где будет предоставлена информация (материалы).

3) Сообщение акционерам о проведении общего собрания акционеров, повестка дня которого включает вопросы, голосование по которым может повлечь возникновение права требовать выкупа Обществом акций, помимо информации, указанной в пункте 4.2 настоящего Положения, должно содержать информацию

о наличии у акционеров – владельцев голосующих акций Общества права требовать выкупа Обществом принадлежащих им акций, если они голосовали против принятия решения либо не принимали участия в голосовании по этим вопросам;

о цене и порядке осуществления выкупа акций.

4) Сообщение акционерам о проведении внеочередного общего собрания акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, помимо информации, указанной в пункте 4.2 настоящего Положения, должно содержать информацию о порядке и сроках выдвижения акционерами (акционером), являющимися в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, кандидатов в Совет директоров Общества.

5) Помимо информации, указанной в пунктах 2 – 4, сообщение о проведении общего собрания акционеров может содержать иную информацию о порядке участия акционеров в общем собрании акционеров.

Лица (органы), которые вправе созывать (требовать проведения) внеочередного собрания (заседания) высшего органа управления эмитента:

- Совет директоров на основании его собственной инициативы,
- Ревизионная комиссия Общества,
- Аудитор Общества,
- Акционер (акционеры), являющиеся владельцами не менее чем 10 процентов голосующих акций Общества на дату предъявления требования.

Порядок направления (предъявления) требований о внеочередном собрании высшего органа управления эмитента:

1. Требования о проведении внеочередного общего собрания могут быть представлены путем:

- направления почтовой связью по адресу (месту нахождения) единоличного исполнительного органа Общества, содержащемуся в едином государственном реестре юридических лиц;

- вручения под роспись лицу, осуществляющему функции единоличного исполнительного органа Общества, Председателю Совета директоров Общества, Корпоративному секретарю Общества или иному лицу, уполномоченному принимать письменную корреспонденцию, адресованную Обществу;

- направления посредством факсимильной связи.

2. Требование о проведении внеочередного общего собрания акционеров должно содержать информацию, предусмотренную ст.55 Федерального закона «Об акционерных обществах». На предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, содержащееся в требовании о проведении внеочередного общего собрания акционеров, распространяются соответствующие требования ст.53 Федерального закона «Об акционерных обществах».

3. Доля голосующих акций, принадлежащих акционеру (акционерам), требующему проведения внеочередного общего собрания определяется на дату предъявления такого требования.

4. В случае если требование о проведении внеочередного общего собрания подписано представителем акционера, к такому требованию должна прилагаться доверенность (копия доверенности, засвидетельствованная в установленном порядке), содержащая сведения о представляемом и представителе, которые в соответствии с Федеральным законом «Об акционерных обществах» должны содержаться в доверенности на голосование, оформленной в соответствии с требованиями Федерального закона «Об акционерных обществах» к оформлению доверенности на голосование.

5. В случае если требование о проведении внеочередного общего собрания подписано акционером (его представителем), права на акции которого учитываются по счету депо в депозитарии, к такому требованию должна прилагаться выписка со счета депо акционера в депозитарии, осуществляющем учет прав на указанные акции.

6. Если требование о проведении внеочередного общего собрания направлено простым письмом или иным простым почтовым отправлением, датой предъявления такого требования является дата, указанная на оттиске календарного штемпеля, подтверждающего дату получения почтового отправления, а в случае, если требование о проведении внеочередного общего собрания направлено заказным письмом или иным регистрируемым почтовым отправлением, - дата вручения почтового отправления адресату под расписку.

7. Если требование о проведении внеочередного общего собрания вручено под роспись, датой требования является дата вручения.

8. Если требование о проведении внеочередного общего собрания направлено факсимильной связью, датой предъявления требования является дата получения Обществом факсимильного сообщения в порядке, предусмотренном абзацем вторым настоящего пункта.

Факсимильное сообщение, содержащее требование, должно быть направлено по номеру факса Общества и получено Обществом не позднее официального установленного в Обществе времени окончания рабочего дня. При передаче факсимильного сообщения на копии переданного текста указываются фамилия лица, передавшего этот текст, дата и время его передачи, а также фамилия лица его принявшего. При этом лицо, передавшее текст, обязано потребовать подтверждения получения текста, а лицо, принявшее текст, обязано подтвердить его получение путем направления обратного факсимильного сообщения.

При получении Обществом подлинника требования, направленного посредством факсимильной связи, датой внесения предложения или предъявления требования является дата получения Обществом факсимильного сообщения.

9. Поступившие в Общество требования о созыве внеочередного общего собрания акционеров могут быть отозваны лицами, предъявившими требования. Такой отзыв должен быть направлен любым путем, предусмотренным пунктом 1 для направления предъявления требований. При этом датой получения отзыва считается дата получения Обществом почтового отправления, дата вручения отзыва, или дата получения Обществом факсимильного сообщения.

Порядок определения даты проведения собрания (заседания) высшего органа управления эмитента:

Определение даты и порядка проведения общего собрания акционеров является исключительной компетенцией совета директоров, в соответствии со ст.47 ФЗ «Об акционерных обществах».

1) Годовое общее собрание акционеров проводится не ранее чем через четыре месяца и не позднее чем через шесть месяцев после окончания финансового года.

2) Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, должно быть проведено в течение 40 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

3) Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, повестка дня которого содержит вопрос об избрании членов Совета директоров Общества, должно быть проведено в течение 70 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

4) В случае когда количество членов Совета директоров Общества становится менее кворума для проведения заседаний Совета директоров Общества, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса об избрании Совета директоров Общества, должно быть проведено в течение 70 дней с момента принятия решения о его проведении Советом директоров Общества.

5) За исключением случая, указанного в пункте 4, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения любых вопросов компетенции общего собрания акционеров, в том числе вопросов:

- о досрочном прекращении полномочий Совета директоров Общества и об избрании Совета директоров Общества (в случае, когда количество членов Совета директоров Общества составляет не менее кворума для проведения заседаний Совета директоров Общества),

- об избрании Совета директоров Общества (в случае, когда Совет директоров не был избран по какой-либо причине),

проводится в срок, определяемый Советом директоров Общества, с учетом требований действующего законодательства и Устава Общества.

Лица, которые вправе вносить предложения в повестку дня собрания (заседания) высшего органа

управления эмитента:

Правом вносить предложения в повестку дня собрания акционеров обладают акционеры, владеющие не менее чем 2% голосующих акций Общества.

Порядок внесения предложений в повестку дня собрания (заседания) высшего органа управления эмитента:

1. Предложения о внесении вопросов в повестку дня годового общего собрания акционеров и предложения о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, могут быть внесены, а требования о проведении внеочередного общего собрания - представлены путем:

направления почтовой связью по адресу (месту нахождения) единоличного исполнительного органа Общества, содержащемуся в едином государственном реестре юридических лиц;

вручения под роспись лицу, осуществляющему функции единоличного исполнительного органа Общества, Председателю Совета директоров Общества, Корпоративному секретарю Общества или иному лицу, уполномоченному принимать письменную корреспонденцию, адресованную Обществу;

направления посредством факсимильной связи.

2. Предложение о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, должно содержать информацию, предусмотренную ст.53 Федерального закона “Об акционерных обществах”. Требование о проведении внеочередного общего собрания акционеров должно содержать информацию, предусмотренную ст.55 Федерального закона “Об акционерных обществах”. На предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, содержащееся в требовании о проведении внеочередного общего собрания акционеров, распространяются соответствующие требования ст.53 Федерального закона “Об акционерных обществах”.

3. Предложение в повестку дня годового общего собрания акционеров, предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, и требование о проведении внеочередного общего собрания признаются поступившими от тех акционеров, которые (представители которых) их подписали.

4. Доля голосующих акций, принадлежащих акционеру (акционерам), вносящему предложение в повестку дня годового общего собрания акционеров и/или выдвигающему кандидатов в органы Общества, избираемые общим собранием акционеров, определяется на дату внесения такого предложения.

Доля голосующих акций, принадлежащих акционеру (акционерам), требующему проведения внеочередного общего собрания определяется на дату предъявления такого требования.

5. В случае, если предложение в повестку дня годового общего собрания акционеров, предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, или требование о проведении внеочередного общего собрания подписано представителем акционера, к такому предложению (требованию) должна прилагаться доверенность (копия доверенности, засвидетельствованная в установленном порядке), содержащая сведения о представляемом и представителе, которые в соответствии с Федеральным законом "Об акционерных обществах" должны содержаться в доверенности на голосование, оформленной в соответствии с требованиями Федерального закона "Об акционерных обществах" к оформлению доверенности на голосование.

6. В случае, если предложение в повестку дня годового общего собрания, предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, или требование о проведении внеочередного общего собрания подписано акционером (его представителем), права на акции которого учитываются по счету депо в депозитарии, к такому предложению (требованию) должна прилагаться выписка со счета депо акционера в депозитарии, осуществляющем учет прав на указанные акции.

7. При выдвижении кандидатов в Совет директоров, Ревизионную комиссию Общества к предложению может прилагаться письменное согласие выдвигаемого кандидата и сведения о кандидате, подлежащие предоставлению лицам, имеющим право на участие в общем собрании, при подготовке к проведению общего собрания.

8. Если предложение в повестку дня годового общего собрания или предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, направлено почтовой связью, датой внесения такого предложения является дата, указанная на оттиске календарного штемпеля, подтверждающего дату отправки почтового отправления.

Если требование о проведении внеочередного общего собрания направлено простым письмом или иным простым почтовым отправлением, датой предъявления такого требования является дата, указанная на оттиске календарного штемпеля, подтверждающего дату получения почтового отправления, а в случае, если требование о проведении внеочередного общего собрания направлено заказным письмом или иным регистрируемым почтовым отправлением, - дата вручения почтового отправления адресату под расписку.

9. Если предложение в повестку дня годового общего собрания, предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, или требование о проведении внеочередного общего собрания вручено под роспись, датой внесения предложения или предъявления требования является дата вручения.

10. Если предложение в повестку дня годового общего собрания, предложение о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, или требование о проведении внеочередного общего собрания направлено факсимильной связью, датой внесения предложения или предъявления требования является дата получения Обществом факсимильного сообщения в порядке, предусмотренном абзацем вторым настоящего пункта.

Факсимильное сообщение, содержащее предложение или требование, должно быть направлено по номеру факса Общества и получено Обществом не позднее официального установленного в Обществе времени окончания рабочего дня. При передаче факсимильного сообщения на копии переданного текста указываются фамилия лица, передавшего этот текст, дата и время его передачи, а также фамилия лица его принявшего. При этом, лицо, передавшее текст, обязано потребовать подтверждения получения текста, а лицо, принявшее текст, обязано подтвердить его получение путем направления обратного факсимильного сообщения.

При получении Обществом подлинника предложения или требования, направленного посредством факсимильной связи, датой внесения предложения или предъявления требования является дата получения Обществом факсимильного сообщения.

11. Совет директоров Общества обязан рассмотреть поступившие предложения в повестку дня годового общего собрания акционеров или предложения о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, и принять соответствующие решения не позднее пяти дней после окончания срока поступления предложений, установленного Уставом Общества.

Предложения в повестку дня годового общего собрания акционеров или предложения о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, полученные Обществом позднее установленного срока рассмотрения предложений, также рассматриваются Советом директоров в порядке, предусмотренном действующим законодательством.

12. Поступившие в Общество предложения о внесении вопросов в повестку дня годового общего собрания акционеров, предложения о выдвижении кандидатов в органы Общества, избираемые общим собранием акционеров, и требования о созыве внеочередного общего собрания акционеров могут быть отозваны лицами, внесшими предложения и предъявившими требования. Такой отзыв должен быть направлен любым путем, предусмотренным пунктом 1 для направления предложений и предъявления требований. При этом датой получения отзыва считается дата получения Обществом почтового отправления, дата вручения отзыва, или дата получения Обществом факсимильного сообщения.

Лица, которые вправе ознакомиться с информацией (материалами), предоставляемыми для подготовки

и проведения собрания (заседания) высшего органа управления эмитента:

Лица, имеющие право участия в общем собрании акционеров.

Список лиц, имеющих право на участие в общем собрании акционеров, составляется на основании данных реестра акционеров Общества.

Порядок ознакомления с такой информацией (материалами):

- по месту нахождения исполнительных органов Общества;
- во время проведения общего собрания акционеров по месту его проведения;
- в иных местах, указанных в сообщении о проведении собрания акционеров;
- по запросу акционера в течение не более чем пяти дней;
- в помещении по адресу единоличного исполнительного органа: г. Москва, Дегтярный пер., дом. 6, стр. 2, ком. 506;

8.1.5. Сведения о коммерческих организациях, в которых эмитент владеет не менее чем 5 процентами уставного капитала либо не менее чем 5 процентами обыкновенных акций.

Полное фирменное наименование: Открытое акционерное общество «АЭРОКОМ»
Сокращенное фирменное наименование: ОАО «АЭРОКОМ»
Место нахождения: 125190, г. Москва, Ленинградский проспект, д. 80
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью «Телепорт Иваново»
Сокращенное фирменное наименование: ООО «Телепорт Иваново»
Место нахождения: 153032, г. Иваново, ул. Ташкентская, д.90
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью «Мобилком»
Сокращенное фирменное наименование: ООО «Мобилком»
Место нахождения: 600017, г. Владимир, ул. Мира, д.17
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Открытое акционерное общество «Российская Телекоммуникационная Сеть»
Сокращенное фирменное наименование: ОАО РТС
Место нахождения: 101000, г. Москва, ул. Маросейка, д. 2/15
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью «Телеком-

Строй»
Сокращенное фирменное наименование: ООО «Телеком-Строй»
Место нахождения: 153017, г. Иваново, 2-й Минский пер, д.6
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью «Телеком-Терминал»
Сокращенное фирменное наименование: ООО «Телеком-Терминал»
Место нахождения: 153000, г. Иваново, ул. Ташкентская, д.90
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «Владимир-Телесервис»
Сокращенное фирменное наименование: ЗАО «Владимир-Телесервис»
Место нахождения: 600017, г. Владимир, ул. Гороховая, д.20
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «ЦентрТелекомСервис Московской области»
Сокращенное фирменное наименование: ЗАО «ЦТКС МО»
Место нахождения: 115446, г. Москва, Коломенский проезд, д. 1А
Доля эмитента в уставном капитале коммерческой организации – 100%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 100%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью «ТверьТелеком»
Сокращенное фирменное наименование: ООО «ТверьТелеком»
Место нахождения: 170000, г. Тверь, ул. Новоторжская, д.24
Доля эмитента в уставном капитале коммерческой организации – 85%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью «ВладПейдж»
Сокращенное фирменное наименование: ООО «ВладПейдж»
Место нахождения: 600017, г. Владимир, ул. Горького, д.42
Доля эмитента в уставном капитале коммерческой организации – 75%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество

«ЦентрТелекомСервис»
Сокращенное фирменное наименование: ЗАО «ЦТКС»
Место нахождения: 141400, Московская обл., г. Химки, ул. Пролетарская, д.23
Доля эмитента в уставном капитале коммерческой организации – 74,9%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 74,9%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью Производственно-внедренческое предприятие «Связь-Сервис-Ирга»
Сокращенное фирменное наименование: ООО ПВП «Связь-Сервис-Ирга»
Место нахождения: 390046, г. Рязань, ул. Есенина, д.21
Доля эмитента в уставном капитале коммерческой организации – 70%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Общество с ограниченной ответственностью «Владимирский таксофон»
Сокращенное фирменное наименование: ООО «Владимирский таксофон»
Место нахождения: 600000, г. Владимир, проспект Строителей, д.32-В
Доля эмитента в уставном капитале коммерческой организации – 51%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «ТЕЛЕКОМ» Рязанской области
Сокращенное фирменное наименование: ЗАО «ТЕЛЕКОМ» Рязанской области
Место нахождения: 390006, г. Рязань, ул. Свободы, д.36
Доля эмитента в уставном капитале коммерческой организации – 50,9%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 50,9%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «ТелеРосс-Воронеж»
Сокращенное фирменное наименование: ЗАО «ТелеРосс-Воронеж»
Место нахождения: 394006, г. Воронеж, Проспект Революции, д. 35
Доля эмитента в уставном капитале коммерческой организации – 50%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 50%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «Смоленская Сотовая Связь»
Сокращенное фирменное наименование: ЗАО «Смоленская Сотовая Связь»
Место нахождения: 214000, г. Смоленск, ул. Октябрьской Революции, д.6
Доля эмитента в уставном капитале коммерческой организации – 40%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 40%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «Белгородская Сотовая Связь»
Сокращенное фирменное наименование: ЗАО «Белгородская Сотовая Связь»
Место нахождения: 308024, г. Белгород, ул. Костюкова, д.35
Доля эмитента в уставном капитале коммерческой организации – 30%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 30%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «Страховая компания профсоюза работников связи «КОСТАРС»
Сокращенное фирменное наименование: ЗАО «СК «КОСТАРС»
Место нахождения: 117119, г. Москва, Ленинский проспект, д. 42
Доля эмитента в уставном капитале коммерческой организации – 28%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 28%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Открытое акционерное общество «Телекоммуникационная компания «Ринфотелс»
Сокращенное фирменное наименование: ОАО «Телекоммуникационная компания «Ринфотелс»
Место нахождения: 390023, г. Рязань, ул. Есенина, д.43
Доля эмитента в уставном капитале коммерческой организации – 26%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 26%
Доля коммерческой организации в уставном капитале эмитента – 0,001089%
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – 0,001452

Полное фирменное наименование: Общество с ограниченной ответственностью «Транксвязь»
Сокращенное фирменное наименование: ООО «Транксвязь»
Место нахождения: 394018, г. Воронеж, ул. Плехановская, д. 14
Доля эмитента в уставном капитале коммерческой организации – 25%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Открытое акционерное общество «Информационные технологии связи»
Сокращенное фирменное наименование: ОАО «Связьинтек»
Место нахождения: 119121, г. Москва, ул. Плющиха, д. 55, стр. 2
Доля эмитента в уставном капитале коммерческой организации – 18%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 18%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «ОсколТелеком»
Сокращенное фирменное наименование: ЗАО «ОсколТелеком»
Место нахождения: 309500, Белгородская область, г. Старый Оскол, м-н Солнечный, д.134

Доля эмитента в уставном капитале коммерческой организации – 12,41%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 12,41%
Доля коммерческой организации в уставном капитале эмитента – 0,336098%
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – 0,448129

Полное фирменное наименование: Открытое акционерное общество «Телесервис»
Сокращенное фирменное наименование: ОАО «Телесервис»
Место нахождения: 394007, г. Воронеж, Ленинский проспект, д. 119
Доля эмитента в уставном капитале коммерческой организации – 6,60%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации: 6,60%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Закрытое акционерное общество «Липецк-Мобайл»
Сокращенное фирменное наименование: ЗАО «Липецк-Мобайл»
Место нахождения: 398000, г. Липецк, ул. Октябрьская, д. 3
Доля эмитента в уставном капитале коммерческой организации – 5,91%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации – 5,91%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

Полное фирменное наименование: Открытое акционерное общество «Комсет»
Сокращенное фирменное наименование: ОАО «Комсет»
Место нахождения: 142800, Московская область, г. Ступино, ул. Маяковского, д. 7
Доля эмитента в уставном капитале коммерческой организации – 5,17%
Доля принадлежащих эмитенту обыкновенных акций коммерческой организации: 5,17%
Доля коммерческой организации в уставном капитале эмитента – доли нет
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации – доли нет

8.1.6. Сведения о существенных сделках, совершенных эмитентом.

Существенных сделок (группы взаимосвязанных сделок), размер обязательств по которым составляет 10 и более процентов балансовой стоимости активов эмитента по данным его бухгалтерской отчетности за последний отчетный квартал Обществом не совершалось

8.1.7. Сведения о кредитных рейтингах эмитента.

1. Объект присвоение кредитного рейтинга:	*Эмитент (ОАО "ЦентрТелеком")*
Значение кредитного рейтинга на дату окончания последнего отчетного квартала:	В- Прогноз Стабильный
История изменения значений кредитного рейтинга	Впервые присвоен 14 декабря 2001 года: ССС Прогноз Стабильный Изменен 3 апреля 2003 года: ССС+ Прогноз Стабильный Изменен 30 сентября 2005 года: В- Прогноз

	Стабильный
Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг	Полное наименование: Standard & Poor's International Services, Inc. Сокращенное наименование: Standard&Poor's Место нахождения: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Краткое описание методики присвоения кредитного рейтинга, адрес страницы в сети Интернет, на которой в свободном доступе размещена (опубликована) информация о методике присвоения кредитного рейтинга::	Кредитный рейтинг компаний-заемщиков складывается из двух основных компонентов: анализ бизнеса и анализ финансового профиля. Рейтинг компании не сводится к простому расчету финансовых показателей. Это еще и результат тщательного исследования фундаментальных характеристик бизнеса, таких как страновые риски, структура отрасли и перспективы ее роста, конкурентные преимущества компании, система регулирования, менеджмент, стратегия. Подробнее см. www.standardandpoors.ru
2. Объект присвоения кредитного рейтинга:	***Облигации документарные процентные неконвертируемые на предъявителя серии 03*** ***Зарегистрирован 01 августа 2003 года № 4-18-00194-А***
Значение кредитного рейтинга на дату окончания последнего отчетного квартала:	ruBBB-
История изменения значений кредитного рейтинга	Впервые присвоен 5 августа 2003 года: ruBB+ Изменен 30 сентября 2005 года: ruBBB-
3. Объект присвоения кредитного рейтинга:	***Эмитент, облигации Эмитента*** ***Документарные процентные неконвертируемые облигации на предъявителя серии 04*** ***Зарегистрирован 29 июня 2004г. №4-19-00194-А***
Значение кредитного рейтинга на дату окончания последнего отчетного квартала:	ruBBB-
История изменения значений кредитного рейтинга	Впервые присвоен 18 августа 2004 года: ruBB+ Изменен 30 сентября 2005 года: ruBBB-
Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг	Полное наименование: Standard & Poor's International Services, Inc. Сокращенное наименование: Standard&Poor's Место нахождения: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Краткое описание методики присвоения кредитного рейтинга, адрес страницы в сети Интернет, на которой в свободном доступе размещена (опубликована) информация о методике присвоения кредитного рейтинга::	Кредитный рейтинг компаний-заемщиков складывается из двух основных компонентов: анализ бизнеса и анализ финансового профиля. Рейтинг компании не сводится к простому расчету финансовых показателей. Это еще и результат тщательного исследования фундаментальных характеристик бизнеса, таких как страновые риски, структура отрасли и перспективы ее роста, конкурентные преимущества компании, система регулирования, менеджмент, стратегия. Подробнее см. www.standardandpoors.ru

4. Объект присвоение кредитного рейтинга:	***Эмитент (ОАО "ЦентрТелеком")***
Значение кредитного рейтинга на дату окончания последнего отчетного квартала:	B- Прогноз Негативный
История изменения значений кредитного рейтинга	Впервые присвоен 8 декабря 2004 года: B- Прогноз Негативный
Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг	Полное наименование: **Fitch Ratings LTD** Сокращенное наименование: **Fitch** Место нахождения: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Краткое описание методики присвоения кредитного рейтинга, адрес страницы в сети Интернет, на которой в свободном доступе размещена (опубликована) информация о методике присвоения кредитного рейтинга:	***http://www.fitchratings.com/***
5. Объект присвоение кредитного рейтинга:	***Эмитент (ОАО "ЦентрТелеком")***
Значение кредитного рейтинга на дату окончания последнего отчетного квартала:	«BB(rus)» Прогноз "Стабильный"
История изменения значений кредитного рейтинга	Впервые присвоен 18 февраля 2005 года: «BB(rus)» Прогноз Стабильный
Полное и сокращенное фирменные наименования, место нахождения организации, присвоившей кредитный рейтинг	Полное наименование: **Fitch Ratings LTD** Сокращенное наименование: **Fitch** Место нахождения: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Краткое описание методики присвоения кредитного рейтинга, адрес страницы в сети Интернет, на которой в свободном доступе размещена (опубликована) информация о методике присвоения кредитного рейтинга:	***http://www.fitchratings.com/***

8.2. Сведения о каждой категории (типе) акций эмитента

Категория: ***обыкновенные***

Форма ценных бумаг: ***именные бездокументарные***

Номинальная стоимость каждой акции (руб.): ***3***

Количество акций, находящихся в обращении: ***1 578 006 833шт.***

Количество дополнительных акций, находящихся в процессе размещения: ***таких акций нет***

Количество акций, находящихся на балансе: ***таких акций нет***

Количество объявленных обыкновенных акций: 76 166 167шт.

Номинальная стоимость объявленных обыкновенных акций 3 руб.

Условия размещения: ***Статья 6 (Устав ОАО "ЦентрТелеком") УСТАВНЫЙ КАПИТАЛ ОБЩЕСТВА. РАЗМЕЩЕННЫЕ И ОБЪЯВЛЕННЫЕ АКЦИИ***

6.7.Увеличение уставного капитала Общества путем размещения дополнительных акций посредством закрытой подписки осуществляется на основании решения общего собрания акционеров Общества, принятого большинством в три четверти голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании.

6.8. Увеличение уставного капитала Общества путем размещения дополнительных акций посредством открытой подписки в случае, если количество дополнительно размещаемых по открытой подписке акций составляет более 25 процентов ранее размещенных Обществом акций, осуществляется на основании решения общего собрания акционеров Общества, принятого большинством в три четверти голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании.

6.9. Увеличение уставного капитала Общества путем размещения дополнительных акций посредством открытой подписки, за исключением случаев, указанных в п. 6.8 настоящего Устава, осуществляется на основании решения Совета директоров Общества, принятого единогласно всеми членами Совета директоров Общества без учета голосов выбывших директоров Общества.

Количество дополнительных акций, которые могут быть размещены а результате конвертации размещенных ценных бумаг, конвертируемых в акции, или в результате исполнения обязательств по опционам эмитента: ***таких акций нет***

Государственные регистрационные номера выпусков и даты их государственной регистрации :
Государственный регистрационный номер выпуска и дата его государственной регистрации
1-04-00194- А дата государственной регистрации 16.12. 2004

Права владельца акций данной категории (типа):
Статья 8 (Устав ОАО "ЦентрТелеком"). ПРАВА АКЦИОНЕРОВ - ВЛАДЕЛЬЦЕВ ОБЫКНОВЕННЫХ АКЦИЙ

8.1. Каждая обыкновенная акция Общества предоставляет акционеру - ее владельцу одинаковый объем прав.

8.2. Каждый акционер - владелец обыкновенных акций Общества имеет право:
8.2.1. участвовать в Общем собрании акционеров Общества в порядке, предусмотренном действующим законодательством Российской Федерации;
8.2.2. получать дивиденды, в случае их объявления Обществом, в порядке и в срок, предусмотренные п. 11.3. настоящего Устава;
8.2.3. получить часть имущества Общества, оставшуюся после его ликвидации, пропорционально числу имеющихся у него акций;
8.2.4. получать доступ к документам, предусмотренным п. 1 ст. 89 Федерального закона "Об акционерных обществах", в порядке, предусмотренном ст. 91 указанного Закона;
8.2.5. требовать у регистратора Общества подтверждения прав акционера на акции путем выдачи ему выписки из реестра акционеров Общества;
8.2.6. получать у регистратора Общества информацию о всех записях на его лицевом счете, а также иную информацию, предусмотренную правовыми актами Российской Федерации, устанавливающими порядок ведения реестра акционеров;
8.2.7. отчуждать принадлежащие ему акции без согласия других акционеров и Общества;
8.2.8. в случаях, предусмотренных действующим законодательством Российской Федерации, защищать в судебном порядке свои нарушенные гражданские права, в том числе требовать от Общества возмещения убытков;
8.2.9. требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации;

8.2.10. продать акции Обществу в случае, если Обществом принято решение о приобретении данных акций;
8.2.11. требовать от Общества выписку из списка лиц, имеющих право на участие в Общем собрании акционеров, содержащую данные об акционере.
8.3. Акционер, владеющий более 1 процентом голосующих акций Общества, вправе требовать у регистратора Общества информацию об имени (наименовании) зарегистрированных в реестре акционеров владельцев акций и о количестве, категории и номинальной стоимости, принадлежащих им акций (данная информация предоставляется без указания адресов акционеров).
8.4. Акционеры (акционер), владеющие в совокупности не менее чем 1 процентом размещенных обыкновенных акций Общества, вправе обратиться в суд с иском к члену Совета директоров Общества, Генеральному директору Общества, члену Правления Общества, а равно к управляющей организации или управляющему о возмещении убытков, причиненных Обществу в результате виновных действий (бездействия) указанных лиц.
8.5. Акционеры, обладающие не менее чем 1 процентом голосов на Общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные, документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.
8.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового Общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества. При подготовке внеочередного Общего собрания акционеров с повесткой дня об избрании Совета директоров Общества указанные акционеры (акционер) вправе предложить кандидатов для избрания в Совет директоров Общества.
8.7. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе требовать у Совета директоров Общества созыва внеочередного Общего собрания акционеров. В случае, если в течение установленного действующим законодательством Российской Федерации и настоящим Уставом срока Советом директоров Общества не принято решение о созыве внеочередного Общего собрания акционеров или принято решение об отказе в его созыве, внеочередное собрание может быть созвано указанными акционерами.
8.8. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе во всякое время требовать проведения ревизии финансово-хозяйственной деятельности Общества.
8.9. Акционеры (акционер), имеющие в совокупности не менее 25 процентов голосующих акций Общества имеют право доступа, а также имеют право на получение копий документов бухгалтерского учета и протоколов заседаний Правления Общества.
8.10. Акционеры - владельцы обыкновенных акций Общества имеют иные права, предусмотренные действующим законодательством Российской Федерации, иными правовыми актами Российской Федерации, изданными в пределах их полномочий, а также настоящим Уставом.

Категория: *привилегированные*

Тип:А

Форма ценных бумаг: *именные бездокументарные*

Номинальная стоимость каждой акции (руб.): *3*

Количество акций, находящихся в обращении: *525 992 822шт.*

Количество дополнительных акций, находящихся в процессе размещения: *таких акций нет*

Количество акций, находящихся на балансе: *таких акций нет*

Количество объявленных привилегированных тип А акций: 25 405 178шт.

Номинальная стоимость объявленных привилегированных акций 3 руб.

Условия размещения: *Статья 6 (Устав ОАО "ЦентрТелеком") УСТАВНЫЙ КАПИТАЛ ОБЩЕСТВА. РАЗМЕЩЕННЫЕ И ОБЪЯВЛЕННЫЕ АКЦИИ*
6.7.Увеличение уставного капитала Общества путем размещения дополнительных акций посредством закрытой подписки осуществляется на основании решения общего собрания

акционеров Общества, принятого большинством в три четверти голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании.

6.8. Увеличение уставного капитала Общества путем размещения дополнительных акций посредством открытой подписки в случае, если количество дополнительно размещаемых по открытой подписке акций составляет более 25 процентов ранее размещенных Обществом акций, осуществляется на основании решения общего собрания акционеров Общества, принятого большинством в три четверти голосов акционеров - владельцев голосующих акций Общества, принимающих участие в собрании.

6.9. Увеличение уставного капитала Общества путем размещения дополнительных акций посредством открытой подписки, за исключением случаев, указанных в п. 6.8 настоящего Устава, осуществляется на основании решения Совета директоров Общества, принятого единогласно всеми членами Совета директоров Общества без учета голосов выбывших директоров Общества.

Количество дополнительных акций, которые могут быть размещены в результате конвертации размещенных ценных бумаг, конвертируемых в акции, или в результате исполнения обязательств по опционам эмитента: *таких акций нет*

Государственные регистрационные номера выпусков и даты их государственной регистрации :
Государственный регистрационный номер выпуска и дата его государственной регистрации
2-04-00194-А дата государственной регистрации 16.12.2004

Права владельца акций данной категории (типа):
Статья 9 (Устав ОАО "ЦентрТелеком"). ПРАВА АКЦИОНЕРОВ - ВЛАДЕЛЬЦЕВ ПРИВИЛЕГИРОВАННЫХ АКЦИЙ ТИПА А

9.1. Каждая привилегированная акция типа А Общества предоставляет акционеру - ее владельцу одинаковый объем прав.
9.2. Владельцы привилегированных акций типа А имеют право на получение ежегодного фиксированного дивиденда за исключением случаев, предусмотренных настоящим Уставом. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции типа А, устанавливается в размере 10 процентов чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25 процентов уставного капитала Общества.
Если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции типа А, размер дивидендов, выплачиваемых по последним, должен быть увеличен до размера дивидендов, выплачиваемого по обыкновенным акциям. Указанные выплаты производятся дополнительно в дату выплаты дивидендов по обыкновенным акциям.
9.3. Владельцы привилегированных акций типа А имеют право участвовать в Общем собрании акционеров с правом голоса при решении вопросов о реорганизации и ликвидации Общества, а также по вопросу внесения дополнений и изменений в Устав Общества в случае, когда данные изменения ограничивают права указанных акционеров.
9.4. Владельцы привилегированных акций типа А имеют право участвовать в Общем собрании акционеров с правом голоса по всем вопросам повестки дня собрания в случае, когда собранием акционеров независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям типа А. Данное право возникает у владельцев привилегированных акций типа А начиная с собрания, следующего за годовым собранием акционеров, на котором не было принято решение о выплате дивидендов и прекращается с момента первой выплаты дивидендов по указанным акциям в полном размере.
9.5. Владельцы привилегированных акций типа А имеют права, предусмотренные п. 8.2.3, п. 8.2.4, п. 8.2.5, п. 8.2.6, п. 8.2.7, п. 8.2.8, п. 8.2.10, п. 8.2.11 настоящего Устава для владельцев обыкновенных акций Общества. Эти права предоставляются акционерам - владельцам привилегированных акций типа А в том числе в случае, когда данные акции не являются голосующими.
9.6. Владельцы привилегированных акций типа А имеют права, предусмотренные п. 8.3, п. 8.6, п.

8.7, п. 8.8, п. 8.9 настоящего Устава для владельцев обыкновенных акций Общества в случае, когда привилегированные акции типа А имеют право голоса по всем вопросам компетенции Общего собрания акционеров Общества.

9.7. Владельцы привилегированных акций типа А имеют право требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации.

9.8. Владельцы привилегированных акций типа А, обладающие не менее чем 1 процентом голосов на Общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

9.9. Акционеры - владельцы привилегированных акций типа А имеют иные права, предусмотренные действующим законодательством Российской Федерации, иными правовыми актами Российской Федерации, а также настоящим Уставом.

8.3. Сведения о предыдущих выпусках эмиссионных ценных бумаг эмитента, за исключением акций эмитента.

8.3.1. Сведения о выпусках, все ценные бумаги которых погашены (аннулированы).

(1)Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид: ***облигации***

Серия: ***01***

Тип: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер выпуска: ***4-01-00194-А***

Дата государственной регистрации выпуска: ***17.10.2001***

Дата государственной регистрации отчета об итогах выпуска: ***10.12.2001***

Орган, осуществивший государственную регистрацию выпуска и отчета об итогах выпуска: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***600 000шт.***

Номинальная стоимость каждой ценной бумаги (руб.): ***1 000***

Объем выпуска ценных бумаг по номинальной стоимости (руб.): ***600 000 000***

Дата погашения облигаций выпуска: ***18.11.2003***

Основание для погашения ценных бумаг выпуска: ***Исполнение обязательств по ценным бумагам***

(2) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид: ***облигации***

Серия: ***1-И***

Тип: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер: ***4-14-00194-А***

Дата государственной регистрации: ***11.10.2002***

Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска: ***14.01.2003***

Количество ценных бумаг выпуска: ***80 000шт.***

Номинальная стоимость каждой ценной бумаги выпуска (руб): ***50***

Объем выпуска ценных бумаг по номинальной стоимости (руб.): ***4 000 000***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***22 674шт.***

Период погашения: ***с 01.10.2002г. по 01.10.2003г.***

Основание для погашения ценных бумаг выпуска: ***Исполнение обязательств по ценным бумагам***

(3) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***02***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер выпуска ценных бумаг: ***4-02-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***25.06.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***15.08.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***600 000 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***600 000 000 рублей***

Срок погашения ценных бумаг выпуска: ***21 апреля 2005год***

Основание для погашения ценных бумаг выпуска: ***Исполнение обязательств по ценным бумагам***

8.3.2. Сведения о выпусках, ценные бумаги которых находятся в обращении.

Информация об общем количестве и объеме по номинальной стоимости (при наличии номинальной стоимости для данного вида ценных бумаг) всех ценных бумаг эмитента каждого отдельного вида, которые находятся в обращении (не погашены):

Общее количество всех облигаций эмитента, которые находятся в обращении (не погашены): - **7 855 567 шт.;**

Объем по номинальной стоимости всех облигаций эмитента, которые находятся в обращении (не погашены): **- 7 649 484 350 рублей**.

(1) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***1-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-03-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***11 397 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***5 698 500 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигаций имеет право

1)На получение от эмитента номинальной стоимости облигаций при ее погашении;

2)На получение фиксированного процента дохода в размере 0,1 от номинальной стоимости облигаций при ее погашении.

3) На получении от эмитента при ликвидации общества номинальной стоимости облигаций и фиксированного процента дохода в размере 0,1% от номинальной стоимости облигации.

При этом:

- ***в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;***
- ***- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда вознаграждений по авторским договорам;***
- ***в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;***
- ***в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;***
- ***в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.***

4) При наличии 6 и более облигаций – на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связью

5) На досрочное погашение облигаций в следующих случаях:

– при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***11 397 штук***

Сведения об обязательном централизованном хранении.

Централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Форма расчетов - наличная, безналичная в рублях РФ.

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 17 марта 2010 года по адресу Курского филиала Общетва: 305000, г. Курск, Красная площадь, дом 8.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы Курского филиала Общества по адресу Курс: 305000, г. Курск, Красная площадь, 8;

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***17 июня 2010 года***

Дата окончания: ***17 июня 2011 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 30 дней с даты начала размещения.

Условия и порядок досрочного погашения:

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец 6 и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет эмитента в течение 5 дней с даты подачи письменного запроса по адресу: 305000, г. Курск, ул. Чернышевского, 11.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Номинальная стоимость и фиксированный доход выплачиваются при погашении(досрочном погашении)

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя не менее 6 (шести) облигаций ;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 305000, г. Курск, ул. Чернышевского, 11.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

Вид обеспечения облигаций:

Обеспечение не предусмотрено.

(2) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***2-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-04-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***260 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***260 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

1)На получение от эмитента номинальной стоимости облигаций при ее погашении;

2)На получение фиксированного процента дохода в размере 0,1 от номинальной стоимости облигаций при ее погашении.

3) На получении от эмитента при ликвидации общества номинальной стоимости облигаций и фиксированного процента дохода в размере 0,1% от номинальной стоимости облигации.

При этом:

- ***в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;***
- ***- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда вознаграждений по авторским договорам;***
- ***в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;***
- ***в четвертую очередь погашается задолжность по отдельным платежам в бюджет и внебюджетные фонды;***
- ***в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.***

4) При наличии 5и более облигаций – на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

6) На досрочное погашение облигаций в следующих случаях:

– при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***260 штук***

Сведения об обязательном централизованном хранении.

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 17 марта 2010 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Непредставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Форма расчетов - наличная, безналичная.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***17 июля 2010 года***

Дата окончания: ***17 июля 2011 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 30 дней с даты начала размещения.

Условия и порядок досрочного погашения:

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец 5 и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет эмитента в течение 5 дней с

даты подачи письменного запроса по адресу: 305000, г. Курск, ул. Чернышевского, 11.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Фиксированный доход и номинальная стоимость выплачиваются при погашении.

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- свидетельство о регистрации;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие 5 (пяти) или более облигаций на счету заявителя;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 305000, г. Курск, ул. Чернышевского, 11.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Срок выплаты доходов по облигациям выпуска не наступил.

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

(3) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***3-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-05-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***5 396 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***2 698 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

1)На получение от эмитента номинальной стоимости облигаций при ее погашении;

2)На получение фиксированного процента дохода в размере 0,1 от номинальной стоимости облигаций при ее погашении.

3) На получении от эмитента при ликвидации общества номинальной стоимости облигаций и фиксированного процента дохода в размере 0,1% от номинальной стоимости облигации.)

При этом:

- ***в первую очередь удовлетворяются требования граждан, перед которыми***

ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- ***- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда вознаграждений по авторским договорам;***
- ***в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;***
- ***в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;***
- ***в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.***

4) При наличии 6 и более облигаций – на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связью

5)На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***5 396 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Облигации погашаются в валюте Российской Федерации.

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 17 марта 2010 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Форма расчетов - наличная, безналичная.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***17 июня 2010 года***

Дата окончания: ***17 июня 2011 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 30 дней с даты начала размещения.

Условия и порядок досрочного погашения:

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец 6 и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 307130, Курская обл., г. Железногорск, ул. Курская, 35.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Железногорске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя не менее 6 (шести) облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Договор об оказании услуг телефонной связи заключается по адресу: 307130, Курская обл., г. Железногорск, ул. Курская, 35.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

Вид обеспечения облигаций: *Обеспечение не предусмотрено.*

(4) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: *облигации*

Серия ценных бумаг: *4-К*

Тип ценных бумаг: *процентные*

Форма ценных бумаг: *именные бездокументарные*

Государственный регистрационный номер выпуска ценных бумаг: *4-06-00194-А*

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***70 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***70 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

1)На получение от эмитента номинальной стоимости облигаций при ее погашении;

2)На получение фиксированного процента дохода в размере 0,1 от номинальной стоимости облигаций при ее погашении.

3 На получение от эмитента при ликвидации общества номинальной стоимости облигаций и фиксированного процента дохода в размере 0,1% от номинальной стоимости облигации.)

При этом:

- ***в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;***
- ***- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда вознаграждений по авторским договорам;***
- ***в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;***
- ***в четвертую очередь погашается задолжность по отдельным платежам в бюджет и внебюджетные фонды;***
- ***в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.***

4) При наличии 5 и более облигаций – на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связью

5)На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***70 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 17 марта 2010 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Непредставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Форма расчетов - наличная, безналичная.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: *17 июня 2010 года*

Дата окончания: *17 июня 2011 года*

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 30 дней с даты начала размещения.

Условия и порядок досрочного погашения:

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец 5 и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Каждый владелец 5 и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 307130, Курская обл., г. Железногорск, ул. Курская, 35.

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- свидетельство о регистрации;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя не менее 5 (пяти) облигаций;
- справка о наличии технической возможности предоставления доступа к телефонной сети.
Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:
Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(5) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***5-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-07-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***499 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***3 600 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***1 796 400 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

1)На получение от эмитента номинальной стоимости облигаций при ее погашении.
2)На получение фиксированного процента дохода в размере 0,1 от номинальной стоимости облигаций при ее погашении.
3) На получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.
4) На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- ***в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;***
- ***- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда вознаграждений по авторским договорам;***

- ***в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;***
- ***в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;***

в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***498 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Форма расчетов - наличная, безналичная в валюте РФ.

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 18 января 2006 года по адресу Курского филиала Общетва: 305000, г. Курск, Красная площадь, дом 8.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***18 апреля 2006 года***

Дата окончания: ***18 апреля 2007 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 7 дней с даты государственной регистрации отчета об итогах выпуска ценных бумаг.

Условия и порядок досрочного погашения:

Досрочное погашение облигаций осуществляется в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 307130, Курская обл., Железногорский р-н, ул .Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Номинальная стоимость и фиксированный доход - при погашении, установка телефона - при исполнении условий, указанных выше.

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 307130, Курская обл., Железногорский р-н, ул .Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: *Обеспечение не предусмотрено.*

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(6) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***6-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-08-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска

ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***499 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***748 500 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

1)На получение от эмитента номинальной стоимости облигаций при ее погашении.

2)На получение фиксированного процента дохода в размере 0,1 от номинальной стоимости облигаций при ее погашении.

3) На получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

4) На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- ***в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;***
- ***- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда вознаграждений по авторским договорам;***
- ***в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;***
- ***в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;***
- ***в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.***

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***499 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Форма расчетов - наличная, безналичная в рублях РФ.

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 18 января 2006 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Непредоставление письменного заявления не освобождает эмитента от обязательства

погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***18 апреля 2006 года***

Дата окончания: ***18 апреля 2007 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 7 дней с даты государственной регистрации отчета об итогах выпуска ценных бумаг.

Условия и порядок досрочного погашения:

Досрочное погашение облигаций осуществляется в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 307130, Курская обл., Железногорский р-н, ул. Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Номинальная стоимость и фиксированный доход - при погашении, установка телефона - при исполнении условий, указанных выше.

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 307130, Курская обл., Железногорский р-н, ул .Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: *Обеспечение не предусмотрено.*

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(7) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: *облигации*

Серия ценных бумаг: *7-К*

Тип ценных бумаг: *процентные*

Форма ценных бумаг: *именные бездокументарные*

Государственный регистрационный номер выпуска ценных бумаг: *4-09-00194-А*

Дата государственной регистрации выпуска ценных бумаг: *11.10.2002*

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: *ФКЦБ России*

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: *14.01.2003*

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: *ФКЦБ России*

Количество ценных бумаг выпуска: *499 штук*

Номинальная стоимость каждой ценной бумаги выпуска: *1 500 рублей*

Объем выпуска ценных бумаг по номинальной стоимости: *748 500 рублей*

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигации имеет право:
1) На получение от эмитента номинальной стоимости облигации при ее погашении.

2) На получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

3) на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

4) На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить

доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору, в т.ч. по контракту, и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***499 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Форма расчетов - наличная, безналичная в рублях РФ

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 18 января 2006 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Периодичность расчетов с владельцами облигаций - единовременно.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***18 апреля 2006 года***

Дата окончания: ***18 апреля 2007 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее 7 дней с даты государственной регистрации отчета об итогах выпуска ценных бумаг.

Условия и порядок досрочного погашения:

Досрочное погашение облигаций осуществляется в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Досрочное погашение производится по письменному заявлению владельца облигации, предоставленному по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 307130, Курская обл., Железногорский р-н, ул. Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Номинальная стоимость и фиксированный доход - при погашении, установка телефона - при исполнении условий, указанных выше.

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 307130, Курская обл., Железногорский р-н, ул .Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: *Обеспечение не предусмотрено.*

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(8) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***8-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-10-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***500 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***750 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигации имеет право:

1) На получение от эмитента номинальной стоимости облигации при ее погашении.

2) На получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

3) на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи. Владелец облигации производит оплату об оказании услуг телефонной сети по тарифам, действующим на момент предоставления указанной услуги.

4) На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору, в т.ч. по контракту, и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

Осуществление право по именным бездокументарным облигациям Общества производится в отношении лиц, зарегистрированных в системе ведения реестра владельцев облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: *с 30.11.2002 по 30.11.2002*

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***500 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций: ***Наличная, безналичная в рублях РФ.***

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 31 августа 2007 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение, но не позднее 21 августа 2008 года.

Выплаты производятся в порядке очередности поступления заявлений.

Периодичность расчетов с владельцами облигаций - единовременно.

Форма расчетов - наличная, безналичная.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***31 августа 2007 года***

Дата окончания: ***31 августа 2008 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Первый день по истечении 7 дней с даты государственной регистрации отчета об итогах выпуска ценных бумаг.

Условия и порядок досрочного погашения:

Досрочное погашение облигаций осуществляется в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии

технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 305016, г. Курск, ул. Чернышевского, д. 11 либо 305000, г. Курск, Красная площадь, д.8.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Номинальная стоимость и фиксированный доход - при погашении, установка телефона - при исполнении условий, указанных выше

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 305016, г. Курск, ул. Чернышевского, д. 11 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(9) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***9-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-11-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***50 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***75 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигации имеет право:

1) На получение от эмитента номинальной стоимости облигации при ее погашении.

2) На получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

3) на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи. Владелец облигации производит оплату об оказании услуг телефонной сети по тарифам, действующим на момент предоставления указанной услуги.

4) На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору, в т.ч. по контракту, и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

Осуществление право по именным бездокументарным облигациям Общества производится в отношении лиц, зарегистрированных в системе ведения реестра владельцев облигаций.

Владелец Облигации вправе осуществлять иные права, предусмотренные законодательством Российской Федерации.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***50 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций: ***Форма расчетов - наличная, безналичная в валюте РФ.***

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 31 августа 2007 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Непредоставление письменного заявления не освобождает эмитента от обязательства

погашения облигаций.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение, но не позднее 21 августа 2008 года.

Выплаты производятся в порядке очередности поступления заявлений.

Периодичность расчетов с владельцами облигаций - единовременно.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***31 августа 2007 года***

Дата окончания: ***31 августа 2008 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Первый день по истечении 7 дней с даты государственной регистрации отчета об итогах выпуска ценных бумаг.

Условия и порядок досрочного погашения:

Досрочное погашение облигаций осуществляется в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа. Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 305016, г. Курск, ул. Чернышевского, д. 11 либо 305000, г. Курск, Красная площадь, д.8.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Номинальная стоимость и фиксированный доход - при погашении, установка телефона - при исполнении условий, указанных выше

Порядок выплаты дохода по облигациям выпуска:

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности (иное вещное право) или право аренды недвижимости в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 305016, г. Курск, ул. Чернышевского, д. 11 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(10) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***10-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-12-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***200 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***300 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигации имеет право:

1) На получение от эмитента номинальной стоимости облигации при ее погашении.

2) На получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении.

3) на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи. Владелец облигации производит оплату об оказании услуг телефонной сети по тарифам, действующим на момент предоставления указанной услуги.

4) На досрочное погашение облигаций в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет

технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору, в т.ч. по контракту, и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

Осуществление право по именным бездокументарным облигациям Общества производится в отношении лиц, зарегистрированных в системе ведения реестра владельцев облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***200 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций: ***Форма расчетов - наличная, безналичная; в валюте РФ.***

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 31 августа 2007 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Непредоставление письменного заявления не освобождает эмитента от обязательств погашения облигаций.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение, но не позднее 21 августа 2008 года.

Выплаты производятся в порядке очередности поступления заявлений.

Периодичность расчетов с владельцами облигаций - единовременно.

Форма расчетов - наличная, безналичная.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***31 августа 2007 года***

Дата окончания: ***31 августа 2008 года***

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Первый день по истечении 7 дней с даты государственной регистрации отчета об итогах выпуска ценных бумаг.

Условия и порядок досрочного погашения:

Досрочное погашение облигаций осуществляется в следующих случаях:

- при смене адреса владельца оплаченного пакета облигаций до предоставления доступа к телефонной сети по старому адресу и при отсутствии технической возможности по новому адресу;

- после продажи облигаций на вторичном рынке, если по заключению эмитента нет технической возможности в срок до даты окончания обращения облигаций предоставить доступ к телефонной сети по адресу, указанному новым владельцем облигаций.

При досрочном погашении облигаций выплачивается номинальная стоимость облигации и фиксированный доход в размере 0,1% от номинальной стоимости облигации.

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при ее погашении. Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Порядок выплаты дохода по облигациям выпуска:

Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 307130, Курская обл., Железногорский р-н, ул. Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Договор об оказании услуг телефонной связи заключается по адресу: 307130, Курская обл., Железногорский р-н, ул. Курская, д. 35 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: *Обеспечение не предусмотрено.*

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(11) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***11-К***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-13-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***500 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 500 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***750 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигации имеет право:

1) На получение от эмитента номинальной стоимости облигации при ее погашении.

2) На получение фиксированного процентного дохода в размере 0,2% от номинальной стоимости облигации при ее погашении.

3) на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи. Владелец облигации производит оплату об оказании услуг телефонной сети по тарифам, действующим на момент предоставления указанной услуги.

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной пунктом 1 статьи 64 Гражданского кодекса Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которыми ликвидируемое общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору, в т.ч. по контракту, и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с действующим законодательством, к которым относятся и владельцы облигаций.

Осуществление право по именным бездокументарным облигациям Общества производится в отношении лиц, зарегистрированных в системе ведения реестра владельцев облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***500 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Форма расчетов - наличная, безналичная в рублях РФ

Порядок и условия погашения облигаций:

Владелец облигации для ее погашения направляет заявление не ранее 26 октября 2008 года по адресу Курского филиала Общества: 305000, г. Курск, Красная площадь, дом 8.

Эмитент производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,2% от номинальной стоимости облигации.

Непредставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение, но не позднее 26 апреля 2009 года.

Выплаты производятся в порядке очередности поступления заявлений.

Периодичность расчетов с владельцами облигаций - единовременно.

Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение:

- наличными средствами из кассы эмитента по адресу: 305000, г. Курск, Красная площадь, д.8.

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Облигации погашаются в валюте Российской Федерации.

Период погашения облигаций выпуска:

Дата начала: ***26 октября 2008 года***

Дата окончания: ***26 апреля 2009 года***

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право на получение от эмитента номинальной стоимости и фиксированного процентного дохода в размере 0,2% от номинальной стоимости облигации при ее погашении.

Каждый владелец одной и более облигаций выпуска имеет право на получение при наличии технической возможности доступа к телефонной сети путем заключения договора об оказании услуг телефонной связи.

Техническая возможность установки телефона определяется наличием свободных телефонных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Установка телефона осуществляется в течение 1 года с даты заключения договора об оказании услуг телефонной связи.

Порядок выплаты дохода по облигациям выпуска:

Наличие технической возможности определяется Курским филиалом Общества за счет Общества в течение 5 дней с даты подачи письменного запроса по адресу: 305016, г. Курск, ул. Чернышевского, д. 11 либо 305000, г. Курск, Красная площадь, д.8.

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорт или документ, подтверждающий право собственности на жилое помещение в г. Курске;

- выписка из системы ведения учета прав на ценные бумаги, подтверждающая наличие на счету заявителя одной или более облигаций;

- справка о наличии технической возможности предоставления доступа к телефонной сети.

Договор об оказании услуг телефонной связи заключается по адресу: 305016, г. Курск, ул.

Чернышевского, д. 11 либо 305000, г. Курск, Красная площадь, д.8.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(12) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***2-И***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-15-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***400 000 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***50 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***20 000 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Каждый владелец облигации имеет право требовать:

- получения номинальной стоимости облигации в течение года с даты их погашения;

- получения процентного дохода в размере 2 (двух) процентов годовых от номинальной стоимости облигации по истечении каждого календарного года. Право на получение процентов имеет держатель облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения.

Владелец облигации имеет право на:

- досрочное погашение облигации по их номинальной стоимости в валюте РФ при уста-новке телефона в срок, не ранее такой установки, на сумму, не превышающую тариф на очередное предоставление доступа к местной телефонной сети (установку абонентского устройства), действующий на дату установки телефона. Этим правом он может воспользоваться в случае если, согласно заключаемого договора на оказание услуг местной телефонной связи должен быть оплачен тариф на очередное предоставление доступа к местной телефонной сети. Если облигационер не использовал указанное право, т. е. оплатил тариф на предоставление доступа к местной телефонной сети деньгами, то пакет облигаций, подлежавший погашению, остается у него в собственности и погашается по истечение срока их обращение.

- продажу приобретенных облигаций на вторичном рынке по рыночной стоимости до истечения сроков обращения;

- переоформление договора на другой адрес (при наличии технической возможности, определяемой Обществом) до установки телефона;

- возобновление утерянного экземпляра договора на приобретение облигации и договора на предоставление доступа к местной телефонной сети по соответствующему заявлению;

- получение в случае ликвидации Общества номинальной стоимости облигации и причитающегося процентного дохода в порядке, установленном ГК РФ, после полного погашения

задолженности по обязательным платежам в бюджет и во внебюджетные фонды с учетом очередности подачи заявлений держателей облигаций на досрочное их погашение и иных кредиторов по иным обязательствам в связи с ликвидацией Общества.

Держатель пакета облигаций на сумму, соответствующую сумме утвержденного тарифа на предоставление доступа к местной телефонной сети на день заключения договора купли-продажи телефонных облигаций имеет право на внеочередную установку телефона при условии внесения средств на финансирование развития телефонной сети, обеспечивающего предостав-ление внеочередного доступа к местной телефонной сети в сумме, в срок, по адресу и на условиях, указанных держателем облигаций в соответствующем договоре (при наличии технической возможности, определяемой Обществом). При продаже облигаций соглашение об условиях предоставления доступа к местной телефонной сети подлежит расторжению.

Срок обращения облигаций: 7 (семь) лет - с даты начала размещения облигаций до даты начала их погашения.

Срок погашения облигаций: в течение года с даты начала погашения облигаций, либо досрочно (при установке телефона) но, не ранее срока установки телефона.

Порядок и условия размещения ценных бумаг:

Способ размещения: *конвертация при реорганизации*

Период размещения: *с 30.11.2002 по 30.11.2002*

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: *212 701*

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Погашение облигаций производится по их номинальной стоимости в валюте Российской Федерации

Порядок и условия погашения облигаций:

Погашение облигаций производится по их номинальной стоимости в валюте Российской Федерации при установке телефона или в любое время в период погашения:

для физических лиц - при предъявлении паспорта;

для юридических лиц - при соответственно оформленном заявлении на погашение облигаций

Период погашения облигаций выпуска:

Дата начала: *1 августа 2005 года*

Дата окончания: *1 августа 2006 года*

Предусмотрена возможность досрочного погашения облигаций выпуска.

Срок, не ранее которого облигации могут быть предъявлены к досрочному погашению:

Досрочное погашение облигаций производится эмитентом в течение всего срока обращения облигаций, но не ранее даты регистрации отчета об итогах их выпуска

Условия и порядок досрочного погашения:

Досрочное погашение облигаций производится при заключении договора об оказании услуг местной телефонной связи на сумму, не превышающую уровень платы за предоставление очередного доступа к телефонной сети.

Размер процентного (купонного) дохода по облигациям:

Каждый владелец облигации имеет право требовать:

- получения номинальной стоимости облигации в течение года с даты их погашения ;

- получения процентного дохода в размере 2 (двух) процентов годовых от номинальной стоимости облигации по истечении каждого календарного года. Право на получение процентов

имеет держатель облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения.

Держатель пакета облигаций на сумму, соответствующую сумме утвержденного тарифа на предоставление доступа к местной телефонной сети на день заключения договора купли-продажи телефонных облигаций имеет право на внеочередную установку телефона при условии внесения средств на финансирование развития телефонной сети, обеспечивающего предоставление внеочередного доступа к местной телефонной сети в сумме, в срок, по адресу и на условиях, указанных держателем облигаций в соответствующем договоре (при наличии технической возможности, определяемой Обществом). При продаже облигаций соглашение об условиях предоставления доступа к местной телефонной сети подлежит расторжению.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Право на получение процентов имеет держатель облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения.

Порядок выплаты дохода по облигациям выпуска:

для физических лиц - при предъявлении паспорта;
для юридических лиц - при соответственно оформленном заявлении на погашение облигаций.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(13) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***3-И***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-16-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***350 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***6 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***2 100 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец облигации имеет право:

- на получение от эмитента номинальной стоимости облигации при ее погашении;

- на получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при погашении;

- на получение, при наличии технической возможности, доступа к телефонной сети с одного абонентского номера по адресам м. Пустошь-Бор и п/о №14 г. Иваново. Владелец облигации производит оплату по договору об оказании услуг телефонной связи по тарифам, действующим на момент предоставления указанной услуги.

Выплаты владельцам облигаций при ликвидации эмитента производятся ликвидационной комиссией в порядке очередности, установленной п.1. ст.64 Гражданским Кодексом Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которым ликвидируемое Общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору (контракту) и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого Общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с законом, к которым и относятся владельцы облигаций.

Осуществление прав по именным бездокументарным облигациям Общества производится в отношении лиц, зарегистрированных в системе ведения реестра владельцев облигаций.

Порядок и условия размещения ценных бумаг:

Способ размещения: *конвертация при реорганизации*

Период размещения: *с 30.11.2002 по 30.11.2002*

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: *349 штук*

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Эмитент производится погашение облигаций путём выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1 % от номинальной стоимости облигации.

Порядок и условия погашения облигаций:

Не ранее 01 июля 2007 г. владелец облигации направляет эмитенту заявление на погашение.

Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.

Выплаты производятся в порядке очерёдности поступления заявлений.

Периодичность расчётов с владельцем облигаций: единовременно.

Форма выплаты: наличная, безналичная.

Выплаты производятся:

- наличными средствами из кассы предприятия,

- банковским переводом на расчётный счёт в банке.

Период погашения облигаций выпуска:

Дата начала: *С момента востребования погашения, предъявляемого эмитенту владельцем облигации в период с 01 июля 2007 г. по 31 августа 2007 г.*

Дата окончания: *Выплаты производятся в течение 30 дней с даты предоставления эмитенту владельцем облигации заявления на погашение.*

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право:

- на получение от эмитента номинальной стоимости облигации при ее погашении;

- на получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при погашении;

Владелец облигации имеет право на получение, при наличии технической возможности, доступа к телефонной сети с одного абонентского номера по адресам м. Пустошь-Бор и п/о №14 г. Иваново. Владелец облигации производит оплату по договору об оказании услуг телефонной связи по тарифам, действующим на момент предоставления указанной услуги.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Доход выплачивается при погашении (досрочном погашении) облигаций.

Порядок выплаты дохода по облигациям выпуска:

Порядок определения технической возможности предоставления доступа к телефонной сети и заключения договора об оказании услуг телефонной связи.

Наличие технической возможности предоставления доступа к телефонной сети определяется в течение десяти дней с даты подачи письменного запроса владельцем облигации по следующим адресам:

- №1 - ул. Лежневская, 159;
- №2 - пр. Ленина, 13;
- №4 - ул. Куконковых, 102;
- № 16 - ул. Б. Хмельницкого, 3;
- № 25 - ул. Ермака, 11;
- № 43 - ул. Светлая, 6.

Техническая возможность предоставления доступа к телефонной сети определяется наличием свободных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа.

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- паспорта или документа, подтверждающего право собственности на жилое помещение в м. Пустошь-Бор или п/о №14 г. Иваново (для физических лиц);

документа, подтверждающего право собственности (иное вещное право) или право аренды недвижимости в м. Пустошь-Бор или п/о №14 (для юридических лиц);

- заявления владельца на предоставление доступа к телефонной сети;

- выписки из системы ведения учета прав на ценные бумаги, подтверждающей наличие на счету заявителя облигаций настоящего выпуска;

- справки о наличии технической возможности предоставления доступа к телефонной сети.

Доступ к телефонной сети предоставляется в течение восемнадцати месяцев с даты заключения договора об оказании услуг телефонной связи.

Владельцы могут подать запрос на наличие технической возможности предоставления доступа к телефонной сети, погасить облигации по следующим адресам:

- №1 - ул. Лежневская, 159;
- №2 - пр. Ленина, 13;
- №4 - ул. Куконковых, 102;
- № 16 - ул. Б. Хмельницкого, 3;
- № 25 - ул. Ермака, 11;
- № 43 - ул. Светлая, 6.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Вид обеспечения облигаций: *Обеспечение не предусмотрено.*

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска

ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(14) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***4-И***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***именные бездокументарные***

Государственный регистрационный номер выпуска ценных бумаг: ***4-17-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***11.10.2002***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.01.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***69 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***4 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***276 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Каждая облигация дает право:

- на получение от Общества номинальной стоимости облигации при ее погашении;

- на получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при погашении;

- на получение, при наличии технической возможности, доступа к телефонной сети с одного абонентского номера по адресам населенных пунктов Ивановской области: д. Кольяново, или д. Жуково, или коттеджного городка Игнатово-2. Владелец облигации производит оплату по договору об оказании услуг телефонной связи по тарифам, действующим на момент предоставления указанной услуги.

Выплаты владельцам облигаций при ликвидации Общества производятся ликвидационной комиссией в порядке очередности, установленной п.1. ст.64 Гражданским Кодексом Российской Федерации, а именно:

- в первую очередь удовлетворяются требования граждан, перед которым ликвидируемое Общество несет ответственность за причинение вреда жизни и здоровью, путем капитализации соответствующих повременных платежей;

- во вторую очередь производятся расчеты по выплате выходных пособий и оплате труда с лицами, работающими по трудовому договору (контракту) и по выплате вознаграждений по авторским договорам;

- в третью очередь удовлетворяются требования кредиторов по обязательствам, обеспеченным залогом имущества ликвидируемого Общества;

- в четвертую очередь погашается задолженность по отдельным платежам в бюджет и внебюджетные фонды;

- в пятую очередь производятся расчеты с другими кредиторами в соответствии с законом, к которым и относятся владельцы облигаций.

Осуществление прав по именным бездокументарным облигациям Общества производится в отношении лиц, зарегистрированных в системе.

Порядок и условия размещения ценных бумаг:

Способ размещения: ***конвертация при реорганизации***

Период размещения: ***с 30.11.2002 по 30.11.2002***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***68 штук***

Сведения об обязательном централизованном хранении:

Обязательное централизованное хранение облигаций не предусмотрено.

Порядок и условия погашения ценных бумаг выпуска:

Форма погашения облигаций:

Общество производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации.

Порядок и условия погашения облигаций:

Не ранее 01 июля 2007 года владелец облигации направляет Обществу заявление на погашение по следующим адресам:
- №1 - ул. Лежневская, 159;
- №2 - пр. Ленина, 13;
- №4 - ул. Куконковых, 102;
- № 16 - ул. Б. Хмельницкого, 3;
- № 25 - ул. Ермака, 11;
- № 43 - ул. Светлая, 6.

Общество производит погашение облигаций путем выплаты номинальной стоимости и фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации. Непредоставление письменного заявления не освобождает эмитента от обязательства погашения облигаций.
Выплаты производятся в порядке очередности в течение 30 дней с даты предоставления Обществу владельцем облигации заявления на погашение.

Периодичность расчетов с владельцем облигации: единовременно.

Форма выплаты: наличная, безналичная.

Выплаты производятся:

- наличными средствами из кассы предприятия по указанным выше адресам;

- банковским переводом на расчетный счет в банке (банковские реквизиты должны быть указаны в заявлении владельца облигации).

Период погашения облигаций выпуска:

Дата начала: ***01 августа 2007 года***

Дата окончания: ***30 сентября 2007 года***

Размер процентного (купонного) дохода по облигациям:

Владелец облигации имеет право:

- на получение от Общества номинальной стоимости облигации при ее погашении;

- на получение фиксированного процентного дохода в размере 0,1% от номинальной стоимости облигации при погашении;

Каждая облигация дает право на получение, при наличии технической возможности, доступа к телефонной сети с одного абонентского номера по адресам населенных пунктов Ивановской области: д. Кольяново, или д. Жуково, или коттеджного городка Игнатово-2.

Порядок и условия выплаты купонного дохода:

Срок выплаты дохода по облигациям выпуска:

Доход выплачивается при погашении (досрочном погашении) облигаций.

Порядок выплаты дохода по облигациям выпуска:

Наличие технической возможности предоставления доступа к телефонной сети определяется в течение десяти дней с даты подачи письменного запроса владельцем облигации по следующим адресам:

- №1 - ул. Лежневская, 159;
- №2 - пр. Ленина, 13;

- №4 - ул. Куконковых, 102;
- № 16 - ул. Б. Хмельницкого, 3;
- № 25 - ул. Ермака, 11;
- № 43 - ул. Светлая, 6.
Техническая возможность предоставления доступа к телефонной сети определяется наличием свободных номеров абонентской емкости и свободных линий в телефонных кабелях, планируемых к установке в результате размещения настоящего телефонного займа.

Договор об оказании услуг телефонной связи заключается в течение 3 дней с даты предоставления владельцем облигаций следующих документов:

- Паспорта или документа, подтверждающего право собственности на жилое помещение в населенных пунктах Ивановской обл.: д. Кольяново, или д. Жуково, или коттеджный городок Игнатово-2 (для физических лиц); документа, подтверждающего право собственности (иное вещное право) или право аренды недвижимости в населенных пунктах Ивановской обл.: д. Кольяново, или д. Жуково, или коттеджный городок Игнатово-2 (для юридических лиц);

- Заявления владельца на предоставление доступа к телефонной сети;

- Выписки из системы ведения учета прав на ценные бумаги, подтверждающей наличие на счету заявителя облигаций настоящего выпуска;

- Справки о наличии технической возможности предоставления доступа к телефонной сети.

Доступ к телефонной сети предоставляется в течение восемнадцати месяцев с даты заключения договора об оказании услуг телефонной связи.

Сведения об исполнении обязательств по выплате доходов по облигациям выпуска:

Обязательства эмитента по выплате доходов по облигациям выпуска исполнены.

Возможность досрочного погашения не предусмотрена.

Вид обеспечения облигаций: ***Обеспечение не предусмотрено.***

Дополнительная существенная информация о ценных бумагах выпуска:

Дата фактической конвертации ценных бумаг 30 ноября 2002г. Отчет о регистрации выпуска ценных бумаг зарегистрирован ФКЦБ России 14 января 2003г.

(15) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***03***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер выпуска ценных бумаг: ***4-18-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***01.08.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***14.10.2003***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***2 000 000 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***2 000 000 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Владелец Облигации имеет право на получение при погашении Облигации номинальной стоимости Облигации, указанной в п. 57.4 Проспекта облигаций и п. 4. Решения о выпуске

облигаций.

Владелец Облигации имеет право на получение процента от номинальной стоимости Облигации (купонного дохода), порядок определения которого указан в п.57.11. Проспекта облигаций и п. 8.3. Решения о выпуске облигаций;

Владелец Облигации имеет право на получение номинальной стоимости Облигации при ликвидации Эмитента в порядке очередности, установленной в соответствии со статьей 64 Гражданского Кодекса Российской Федерации.

Владелец Облигации имеет право свободно продавать и иным образом отчуждать Облигацию.

Владелец Облигации вправе осуществлять иные права, предусмотренные законодательством Российской Федерации.

В случае отказа Эмитента от исполнения своих обязательств по облигациям владельцы и/или номинальные держатели облигаций имеют право требовать исполнения обязательств от лица, предоставившего обеспечение по выпуску облигаций.

Лицом, предоставившим обеспечение по данному выпуску облигаций, является Общество с ограниченной ответственностью "Бассиан инвест"

Место нахождения: *Российская Федерация, 103009, город Москва, улица Садовая-Триумфальная, дом 4/10*

Почтовый адрес: *Российская Федерация, 103009, город Москва, улица Садовая-Триумфальная, дом 4/10*

Идентификационный номер налогоплательщика: *7710838686*

Порядок и условия размещения ценных бумаг:

Способ размещения: *открытая подписка*

Фактический срок размещения: *с 16.09.2003 по 17.09.2003*

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: *2 000 000шт.*

Сведения об обязательном централизованном хранении:

Ценные бумаги выпуска являются документарными ценными бумагами с обязательным централизованным хранением.

Полное фирменное наименование депозитария: *Некоммерческое партнерство "Национальный депозитарный центр"*

Сокращенное фирменное наименование: *НДЦ*

Место нахождения: *125009, Российская Федерация, г. Москва, Средний Кисловский пер., д1/13, стр.4*

Номер лицензии: *177-03431-000100*

Дата выдачи лицензии: *4.12.2000*

Срок действия лицензии: *без ограничения срока действия*

Орган, выдавший лицензию: *ФКЦБ России*

Порядок и условия погашения ценных бумаг выпуска:

Погашение Облигаций производится в рублях Российской Федерации в безналичном порядке.

Порядок и условия погашения облигаций, включая срок погашения.

Погашение Облигаций производится платёжным агентом по поручению Эмитента (далее по тексту - Платежный агент), функции которого выполняет:

Акционерный Коммерческий Банк "Московский Деловой Мир" (открытое акционерное общество)

сокращенное фирменное наименование организации: *ОАО "МДМ-Банк".*

место нахождения: *115172, город Москва, Котельническая наб., д.33, стр.1.*

почтовый адрес: *115172, город Москва, Котельническая наб., д.33, стр.1.*

Эмитент может назначать дополнительных платёжных агентов и отменять такие назначения. Официальное сообщение Эмитента об указанных действиях публикуется

Эмитентом в срок не позднее 10 (десяти) рабочих дней до даты совершения таких назначений либо их отмены в газетах “Ведомости” и/или “Известия”.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производится по номинальной стоимости.

Погашение Облигаций производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций.

Презюмируется, что номинальные держатели - депоненты НДЦ уполномочены получать суммы погашения по Облигациям. Депонент НДЦ и/или иное лицо, не уполномоченные своими клиентами получать суммы погашения по Облигациям, не позднее чем на 3 (третий) рабочий день до установленной даты погашения Облигаций, передают в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.

Погашение Облигаций производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 шестому рабочему дню до даты погашения Облигаций (далее по тексту – “Дата составления перечня владельцев и/или номинальных держателей Облигаций”).

Исполнение обязательства по отношению к владельцу, включенному в перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления перечня владельцев и/или номинальных держателей Облигаций.

Не позднее, чем на 2 (второй) рабочий день до даты погашения Облигаций НДЦ предоставляет Эмитенту и/или Платёжному агенту перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям.

В случае если Облигации переданы владельцем номинальному держателю и номинальный держатель уполномочен на получение сумм погашения по Облигациям, указывается полное наименование номинального держателя.

В случае если Облигации не были переданы номинальному держателю и/или номинальный держатель не уполномочен владельцем на получение сумм погашения по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);

б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать суммы погашения по Облигациям, а именно:

- номер счета;

- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;

- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) налоговый статус лица, уполномоченного получать суммы погашения по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность реквизитов банковского счета, предоставленных ими в НДЦ. В случае не предоставления или несвоевременного предоставления в НДЦ указанных реквизитов, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ.

Не позднее чем на 2 (второй) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного НДЦ, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, указанных в перечне владельцев и/или номинальных держателей Облигаций.

В дату погашения Облигаций Платежный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, указанных в перечне владельцев и/или номинальных держателей Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Период погашения облигаций выпуска:

Дата начала: ***1095-й (Одна тысяча девяносто пятый) день со дня начала размещения Облигаций выпуска***

Дата окончания: ***Даты начала и окончания погашения Облигаций выпуска совпадают.***

Возможность досрочного погашения не предусмотрена.

Размер процентного (купонного) дохода по облигациям:

Купонный (процентный) период		*Размер купонного (процентного) дохода*
Дата начала	*Дата окончания*	

1. Купон: 1 Процентная ставка по первому купону определяется путем проведения аукциона среди потенциальных покупателей Облигаций в первый день первичного размещения облигаций выпуска. В день проведения аукциона по определению процентной ставки по первому купону Облигаций Члены Секции подают заявки на аукцион с использованием торговой системы ММВБ как за свой счет, так и за счет и по поручению клиентов. Время подачи заявок на аукцион по определению процентной ставки по первому купону Облигаций устанавливается ММВБ по согласованию с Эмитентом и Андеррайтерами. Заявки на приобретение Облигаций Членами Секции направляются в адрес одного из Андеррайтеров с указанием следующих значимых условий:
а.1) Цена покупки - 100 % от номинальной стоимости;
а.2) Количество Облигаций, которое потенциальный покупатель хотел бы приобрести, в случае если Эмитент назначит процентную ставку по первому купону Облигаций большую или равную указанной в заявке приемлемой процентной ставки;
а.3) Величину приемлемой для инвестора процентной ставки по первому купону. Под термином "Величина приемлемой процентной ставки" понимается величина процентной ставки по первому купону, при объявлении которой Эмитентом потенциальный инвестор был бы готов купить количество Облигаций, указанных в заявке по цене 100 % от номинала. Величина приемлемой процентной ставки должна быть выражена в процентах годовых с точностью до одной сотой процента.

Денежные средства должны быть зарезервированы в сумме, достаточной для полной оплаты Облигаций, указанных в заявках, с учетом комиссионных сборов ММВБ.

Заявки, в которых одно или несколько из перечисленных выше значимых условий не соответствуют требованиям, изложенным в пунктах а.1-а.3, а также заявки, не обеспеченные

достаточным количеством денежных средств, к участию в аукционе по определению процентной ставки не допускаются.

По окончании периода подачи заявок на аукцион по определению процентной ставки по первому купону ММВБ составляет реестры введенных заявок, поданных в адрес каждого из Андеррайтеров, и передает их Эмитенту и Андеррайтерам. Андеррайтеры на основании переданных от ММВБ реестров заявок формируют сводный реестр заявок.

На основании анализа сводного реестра заявок, поданных на аукцион, Эмитент принимает решение о величине процентной ставки по первому купону и сообщает о принятом решении Андеррайтерам и ММВБ в письменном виде.

Андеррайтеры публикуют сообщение о величине процентной ставки по первому купону при помощи торговой системы ММВБ путем отправки электронных сообщений всем Членам Секции.

Датой начала купонного периода первого купона выпуска является дата начала размещения Облигаций выпуска.	*183-й (Сто восемьдесят третий) день со дня начала размещения Облигаций выпуска*	*Сумма выплат по первому купону в расчете на одну Облигацию определяется по формуле:* *K(1)= C(1) * N * (T(1) - T(0))/ 365/ 100 %,* *где* *K(1) - сумма выплат по второму купону в расчете на одну Облигацию, руб.;* *N - номинальная стоимость одной Облигации, руб.;* *C(1) - размер процентной ставки по 2-му купону, процентов годовых;* *T(0) - дата начала первого купонного периода;* *T(1) - дата окончания первого купонного периода* *Сумма выплаты по любому из купонов в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления. При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна 5 - 9).*

2. Купон: 2 Процентная ставка купонного дохода по второму купону равна процентной ставке купонного дохода по первому купону.

Датой начала купонного периода второго купона выпуска является 183-й (Сто восемьдесят третий) день со дня начала размещения Облигаций выпуска.	*Датой окончания купонного периода второго купона выпуска является 366-й (Триста шестьдесят шестой) день со дня начала размещения Облигаций выпуска.*	*Сумма выплат по второму купону в расчете на одну Облигацию определяется по формуле:* *K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100 %,* *где* *K(2) - сумма выплат по второму купону в расчете на одну Облигацию, руб.;* *N - номинальная стоимость одной Облигации, руб.;* *C(2) - размер процентной ставки по 2-му купону, процентов годовых;* *T(1) - дата начала второго купонного периода;* *T(2) - дата окончания второго купонного периода*

		Сумма выплаты по любому из купонов в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления. При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна 5 - 9).

3. Купон: 3 Процентная ставка купонного дохода по третьему купону равна процентной ставке купонного дохода по первому купону.

Датой начала купонного периода третьего купона выпуска является 366-й (Триста шестьдесят шестой) день со дня начала размещения Облигаций выпуска.	*Датой окончания купонного периода третьего купона выпуска является 549-й (Пятьсот сорок девятый) день со дня начала размещения Облигаций выпуска*	*Сумма выплат по третьему купону в расчете на одну Облигацию определяется по формуле:* *K(3)= C(3) * N * (T(3) - T(2))/ 365/ 100 %,* *где* *K(3) - сумма выплат по третьему купону в расчете на одну Облигацию, руб.;* *N - номинальная стоимость одной Облигации, руб.;* *C(3) - размер процентной ставки по 3-му купону, процентов годовых;* *T(2) - дата начала третьего купонного периода;* *T(3) - дата окончания третьего купонного периода* *Сумма выплаты по любому из купонов в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления. При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна 5 - 9).*

4. Купон: 4 Процентная ставка купонного дохода по четвёртому купону равна процентной ставке купонного дохода по первому купону.

Датой начала купонного периода четвертого купона выпуска является 549-й (Пятьсот сорок девятый) день со дня начала размещения Облигаций выпуска.	*Датой окончания купонного периода четвертого купона выпуска является 731-й (Семьсот тридцать первый) день со дня начала размещения Облигаций*	*Сумма выплат по четвертому купону в расчете на одну Облигацию определяется по формуле:* *K(4)= C(4) * N * (T(4) - T(3))/ 365/ 100 %,* *где* *K(4) - сумма выплат по четвертому купону в расчете на одну Облигацию, руб.;* *N - номинальная стоимость одной Облигации, руб.;* *C(4) - размер процентной ставки по 4-му купону, процентов годовых;* *T(3) - дата начала четвертого купонного*

	выпуска.	*периода;* *Т(4) - дата окончания четвертого купонного периода* *Сумма выплаты по любому из купонов в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления. При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна 5 - 9).*

5. Купон: 5 Процентная ставка купонного дохода по пятому купону равна процентной ставке купонного дохода по первому купону.

Датой начала купонного периода пятого купона выпуска является 731-й (Семьсот тридцать первый) день со дня начала размещения Облигаций выпуска.	*Датой окончания купонного периода пятого купона выпуска является 913-й (Девятьсот тринадцатый) день со дня начала размещения Облигаций выпуска.*	*Сумма выплат по пятому купону в расчете на одну Облигацию определяется по формуле:* *К(5)= С(5) * N * (Т(5) - Т(4))/ 365/ 100 %, где* *К(5) - сумма выплат по пятому купону в расчете на одну Облигацию, руб.;* *N - номинальная стоимость одной Облигации, руб.;* *С(5) - размер процентной ставки по 5-му купону, процентов годовых;* *Т(4) - дата начала пятого купонного периода;* *Т(5) - дата окончания пятого купонного периода* *Сумма выплаты по любому из купонов в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления. При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна 5 - 9).*

6. Купон: 6 Процентная ставка купонного дохода по шестому купону равна процентной ставке купонного дохода по первому купону.

Датой начала купонного периода шестого купона выпуска является 913-й (Девятьсот тринадцатый) день со дня начала размещения Облигаций	*Датой окончания купонного периода шестого купона выпуска является 1095-й (Одна тысяча девяносто пятый) день со дня начала*	*Сумма выплат по шестому купону в расчете на одну Облигацию определяется по формуле:* *К(6)= С(6) * N * (Т(6) - Т(5))/ 365/ 100 %, где* *К(6) - сумма выплат по шестому купону в расчете на одну Облигацию, руб.;* *N - номинальная стоимость одной Облигации, руб.;*

выпуска.	*размещения Облигаций выпуска.*	*С(6) - размер процентной ставки по 6-му купону, процентов годовых;* *Т(5) - дата начала шестого купонного периода;* *Т(6) - дата окончания шестого купонного периода* *Сумма выплаты по любому из купонов в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления. При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна 5 - 9).*

Размер купона определен на аукционе в день размещения и сохраняется для всех последующих купонов и составляет 12,35% годовых. Порядок определения размера купона описан выше в пп.8 Решения о выпуске облигаций.

Порядок и условия выплаты купонного дохода:

Купонный (процентный) период		*Срок (дата) выплаты купонного (процентного) дохода*	*Дата составления списка владельцев облигаций для выплаты купонного (процентного) дохода*
Дата начала	*Дата окончания*		

1. Купон: 1

Датой начала купонного периода первого купона выпуска является дата начала размещения Облигаций выпуска.	*183-й (Сто восемьдесят третий) день со дня начала размещения Облигаций выпуска*	*Датой выплаты купонного дохода по первому купону выпуска является 183-й (Сто восемьдесят третий) день со дня начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата*	*- Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций для целей выплаты*

		надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	*дохода"). Торги Облигациями на ММВБ приостанавливаются в день, следующий за датой составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по каждому из купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по последнему купону и погашения данного выпуска Облигаций.*

Порядок выплаты купонного (процентного) дохода:

Выплата доходов по Облигациям по всем купонам производится в валюте Российской Федерации в безналичном порядке депонентам НДЦ. Владелец Облигации, если он не является депонентом НДЦ, может уполномочить держателя Облигаций - депонента НДЦ получать суммы от выплаты доходов по Облигациям. Выплата доходов по Облигациям производятся депонентам НДЦ в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня держателей Облигаций"). Исполнение обязательств по отношению к владельцу, включенному в список владельцев Облигаций, признается надлежащим в том числе в случае отчуждения Облигаций после даты составления списка владельцев Облигаций.

Не позднее 3 (трех) рабочих дней до даты выплаты доходов по Облигациям НДЦ предоставляет Эмитенту и/или Платёжному агенту перечень держателей Облигаций, составленный на Дату составления перечня держателей Облигаций, включающий в себя следующие данные:

а) Полное наименование держателя Облигаций.

б) Количество Облигаций, учитываемых на счетах депо соответствующего держателя Облигаций.

в) Место нахождения и почтовый адрес держателя Облигаций.

г) Реквизиты банковского счёта держателя Облигаций, а именно:

- расчетный счет держателя;

- идентификационный номер налогоплательщика держателя;

- наименование банка держателя;
- корреспондентский счет банка держателя;
- банковский идентификационный код банка держателя.
д) Налоговый статус депонента НДЦ (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.)
Держатель самостоятельно отслеживает полноту и актуальность реквизитов банковского счета, предоставленных им в НДЦ. В случае непредставления или несвоевременного предоставления НДЦ указанных реквизитов исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по облигациям производится на основании данных НДЦ.
Не позднее 2 (Двух) дней до даты выплаты доходов по Облигациям Эмитент перечисляет необходимые денежные средства на счёт Платёжного агента.
На основании перечня держателей Облигаций, предоставленного Депозитарием, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из держателей Облигаций, уполномоченных на получение сумм доходов по Облигациям.
В дату выплаты доходов по Облигациям Платёжный агент перечисляет необходимые денежные средства на счета держателей Облигаций в пользу владельцев Облигаций.
В случае, если одно лицо уполномочено на получение сумм доходов по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.
Если дата погашения Облигаций выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

2. Купон: 2

Датой начала купонного периода второго купона выпуска является 183-й (Сто восемьдесят третий) день со дня начала размещения Облигаций выпуска.	*Датой окончания купонного периода второго купона выпуска является 366-й (Триста шестьдесят шестой) день со дня начала размещения Облигаций выпуска.*	*Датой выплаты купонного дохода по второму купону выпуска является 366-й (Триста шестьдесят шестой) день со дня начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата*	*- Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций для целей выплаты*

		производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	*Облигациями на ММВБ приостанавливаются в день, следующий за датой составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по каждому из купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по последнему купону и погашения данного выпуска Облигаций.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по Облигациям по второму купону аналогичен порядку выплаты по первому купону.*			

3. Купон: 3

Датой начала купонного периода третьего купона выпуска является 366-й (Триста шестьдесят шестой) день со дня начала размещения Облигаций выпуска.	*Датой окончания купонного периода третьего купона выпуска является 549-й (Пятьсот сорок девятый) день со дня начала размещения Облигаций выпуска*	*Датой выплаты купонного дохода по третьему купону выпуска является 549-й (Пятьсот сорок девятый) день со дня начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления*

		выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	*перечня владельцев и/или номинальных держателей Облигаций для целей выплаты дохода"). Торги Облигациями на ММВБ приостанавливаются в день, следующий за датой составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по каждому из купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по последнему купону и погашения данного выпуска Облигаций.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по Облигациям по третьему купону аналогичен порядку выплаты по первому купону описанному ранее.*			

4. Купон: 4

Датой начала купонного периода четвертого купона выпуска является 549-й (Пятьсот сорок девятый) день со дня начала размещения Облигаций выпуска.	*Датой окончания купонного периода четвертого купона выпуска является 731-й (Семьсот тридцать первый) день со дня начала размещения Облигаций выпуска.*	*Датой выплаты купонного дохода по четвёртому купону выпуска является 731-й (Семьсот тридцать первый) день со дня начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по*	*- Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому)*

		Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	*рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций для целей выплаты дохода"). Торги Облигациями на ММВБ приостанавливаются в день, следующий за датой составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по каждому из купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по последнему купону и погашения данного выпуска Облигаций.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по Облигациям по четвертому купону аналогичен порядку выплаты по первому купону описанному ранее.*			

5. Купон: 5

Датой начала купонного периода пятого купона выпуска является 731-й (Семьсот тридцать первый) день со дня начала	*Датой окончания купонного периода пятого купона выпуска является 913-й (Девятьсот тринадцатый)*	*Датой выплаты купонного дохода по пятому купону выпуска является 913-й (Девятьсот тринадцатый) день со дня начала*	*- Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по*

размещения Облигаций выпуска.	*день со дня начала размещения Облигаций выпуска.*	*размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций для целей выплаты дохода"). Торги Облигациями на ММВБ приостанавливаются в день, следующий за датой составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по каждому из купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по последнему купону и погашения данного выпуска Облигаций.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по Облигациям по пятому купону аналогичен порядку выплаты по первому купону описанному ранее.*			

6. Купон: 6

Датой начала	*Датой окончания*	*Датой выплаты*	*- Выплата дохода*

купонного периода шестого купона выпуска является 913-й (Девятьсот тринадцатый) день со дня начала размещения Облигаций выпуска.	*купонного периода шестого купона выпуска является 1095-й (Одна тысяча девяносто пятый) день со дня начала размещения Облигаций выпуска.*	*купонного дохода по шестому купону выпуска является 1095-й (Одна тысяча девяносто пятый) день со дня начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям (далее по тексту - "Дата составления перечня владельцев и/или номинальных держателей Облигаций для целей выплаты дохода"). Торги Облигациями на ММВБ приостанавливаются в день, следующий за датой составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по каждому из купонов, и возобновляются в дату выплаты соответствующего купонного дохода. Последним днем торгов Облигациями на ММВБ является дата составления перечня владельцев и/или номинальных держателей Облигаций для выплаты купонного дохода по и погашения данного выпуска последнему купону Облигаций.*
Порядок выплаты купонного (процентного) дохода:			

Порядок выплаты дохода по Облигациям по шестому купону аналогичен порядку выплаты по первому купону, описанному ранее.

Выплата купонного (процентного) дохода осуществляется эмитентом через платежного агента.

Полное наименование: ***Акционерный Коммерческий Банк "Московский Деловой Мир" (открытое акционерное общество)***

Сокращенное наименование: **ОАО "*МДМ-Банк*"**

Место нахождения: ***115172, город Москва, Котельническая наб., д.33, стр.1.***

Почтовый адрес: ***115172, город Москва, Котельническая наб., д.33, стр.1.***

Обязанности и функции платежного агента:

Платежный агент обязуется:

- От имени, за счет и по поручению Эмитента осуществлять выплату денежных средств лицам, уполномоченным на получение сумм от погашения и купонного дохода по Облигациям - владельцам Облигаций и/или номинальным держателям Облигаций - в размере, в сроки и в порядке, установленными Решением о выпуске и Проспектом Облигаций выпуска. Любые выплаты денежных средств по Облигациям осуществляются Платежным агентом только при условии перечисления Эмитентом на лицевой счет Эмитента, открытый у Платежного агента, денежных средств в размере, достаточном для осуществления таких выплат.

- Рассчитывать суммы денежных средств, подлежащих выплате каждому из лиц уполномоченных на получение сумм погашения и купонного дохода по Облигациям в порядке, установленном Решением о выпуске и Проспектом Облигаций выпуска

- Предоставлять Эмитенту письменные отчеты о проведенных Выплатах по Облигациям в порядке и в сроки, установленные Договором, заключенным между Эмитентом и Платежным агентом.

- Предоставлять владельцам и номинальным держателям Облигаций информацию о размере, сроках и условиях выплаты купонного дохода по Облигациям, а также о сроках и условиях погашения Облигаций.

- По требованию Эмитента предоставлять информацию, полученную Платежным агентом от Депозитария в связи с исполнением обязанностей Платежного агента по Облигациям выпуска.

- Соблюдать конфиденциальность информации, полученной Платежным агентом в связи с исполнением своих обязанностей, если эта информация не является общедоступной или не подлежит раскрытию в соответствии с нормативными актами Российской Федерации.

Вид обеспечения облигаций: ***Поручительство***

Размер обеспечения (руб.): ***2 000 000 000 и сумма процентного дохода***

(16) Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг

Вид ценных бумаг: ***облигации***

Серия ценных бумаг: ***04***

Тип ценных бумаг: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер выпуска ценных бумаг: ***4-19-00194-А***

Дата государственной регистрации выпуска ценных бумаг: ***29.06.2004г.***

Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФСФР России***

Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***12.10.2004***

Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об

итогах выпуска ценных бумаг: ***ФСФР России***

Количество ценных бумаг выпуска: ***7 000 000 штук***

Номинальная стоимость каждой ценной бумаги выпуска: ***1 000 рублей***

Объем выпуска ценных бумаг по номинальной стоимости: ***7 000 000 000 рублей***

Количество размещенных ценных бумаг выпуска: ***5 622 595 штук***

Номинальная стоимость размещенных ценных бумаг выпуска: ***5 622 595 000 рублей***

Права, закрепленные каждой ценной бумагой выпуска:

Облигации представляют собой прямые, безусловные обязательства Открытого акционерного общества «Центральная телекоммуникационная компания» (далее – «Эмитент»).

1. ***Владелец Облигации имеет право на получение в предусмотренный Облигацией срок номинальной стоимости Облигации.***
2. ***Владелец Облигации имеет право на получение купонного дохода (процента от номинальной стоимости Облигации) по окончании каждого купонного периода.***

3. В случае неисполнения Эмитентом обязательств по Облигациям или ненадлежащего исполнения соответствующих обязательств (в том числе дефолт, технический дефолт), согласно п. 9.7. и п. 12.2. Решения о выпуске ценных бумаг и п. 9.1.2. пп. е) и п. 9.1.2. пп. з) Проспекта ценных бумаг, предусмотрено обеспечение в форме поручительства. Поручитель обязуется отвечать перед владельцами Облигаций за исполнение Эмитентом обязательств по Облигациям по выплате номинальной стоимости Облигаций при погашении Облигаций, составляющей 7 000 000 000 (Семь миллиардов) рублей, по выплате совокупного купонного дохода по Облигациям.

Владелец Облигаций имеет право предъявить поручителю – Обществу с ограниченной ответственностью «Телеком-Терминал» требование в соответствии с условиями обеспечения, указанными в п. 12.2. Решения о выпуске ценных бумаг и п. 9.1.2. пп. з) Проспекта ценных бумаг. С переходом прав на Облигацию к новому владельцу (приобретателю) переходят все права, вытекающие из поручительства. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

4. Владелец Облигации имеет право на возврат средств инвестирования в случае признания выпуска Облигаций несостоявшимся или недействительным.

5. Кроме перечисленных прав, Владелец Облигации вправе осуществлять иные имущественные права, предусмотренные действующим законодательством Российской Федерации.

Лицом, предоставившим обеспечение по данному выпуску облигаций, является Обществу с ограниченной ответственностью «Телеком-Терминал»

Место нахождения: ***Российская Федерация, 153000, г. Иваново, ул. Ленина, 13***

Почтовый адрес: ***Российская Федерация, 153000, г. Иваново, ул. Ленина, 13***

Идентификационный номер налогоплательщика: ***3731033198***

Порядок и условия размещения ценных бумаг:

Способ размещения: ***открытая подписка***

Фактический срок размещения: ***с 17.08.2004 по 31.08.2004***

Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***5 622 595 штук;***

Сведения об обязательном централизованном хранении:

Ценные бумаги выпуска являются документарными ценными бумагами с обязательным

централизованным хранением.

Полное фирменное наименование депозитария: ***Некоммерческое партнерство "Национальный депозитарный центр"***

Сокращенное фирменное наименование: ***НДЦ***

Место нахождения: ***117049, Российская Федерация, г. Москва, ул. Житная, д. 12***

Номер лицензии: ***177-03431-000100***

Дата выдачи лицензии: ***4.12.2000***

Срок действия лицензии: ***без ограничения срока действия***

Орган, выдавший лицензию: ***ФКЦБ России***

Порядок и условия погашения ценных бумаг выпуска:

Погашение Облигаций производится в рублях Российской Федерации в безналичном порядке.

Порядок и условия погашения облигаций, включая срок погашения.

Порядок погашения облигаций:

Погашение Облигаций производится платежным агентом по поручению и за счет Эмитента.

Функции платежного агента при погашении Облигаций выполняет Акционерный коммерческий банк «РОСБАНК» (открытое акционерное общество) (далее и ранее по тексту «Платежный агент»), зарегистрированный по адресу: 107078, Москва, ул. Маши Порываевой, 11 и находящийся по адресу: 107078, Москва, ул. Маши Порываевой, 11.

Эмитент может назначать дополнительных и иных платежных агентов и отменять такие назначения. Официальное сообщение Эмитента об указанных действиях публикуется Эмитентом в порядке и сроки, указанные в п. 11 Решения о выпуске ценных бумаг и п. 2.9. Проспекта ценных бумаг.

Облигации погашаются по номинальной стоимости в 1830-й (Одна тысяча восемьсот тридцатый) день с даты начала размещения Облигаций.

Если дата погашения Облигаций приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Погашение Облигаций производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Презюмируется, что номинальные держатели-депоненты НДЦ уполномочены получать суммы погашения по Облигациям.

Погашение Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7-му (Седьмому) рабочему дню до даты погашения Облигаций (далее по тексту – «Дата составления Перечня владельцев и/или номинальных держателей Облигаций»).

Исполнение Эмитентом обязательств по погашению Облигаций производится на основании перечня владельцев и/или номинальных держателей, предоставленного НДЦ (далее по тексту – «Перечень владельцев и/или номинальных держателей»).

Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения по Облигациям, не позднее, чем в 6-й (Шестой) рабочий день до даты погашения, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже для Перечня владельцев и/или номинальных держателей Облигаций.

В том случае, если среди владельцев, уполномочивших номинального держателя на получение сумм погашения по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- ***полное наименование/Ф.И.О. владельца Облигаций;***
- ***количество принадлежащих владельцу Облигаций;***

- *полное наименование лица, уполномоченного получать суммы погашения по Облигациям;*
- *место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций;*
- *реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям;*
- *идентификационный номер налогоплательщика (ИНН) владельца Облигаций;*
- *налоговый статус владельца Облигаций.*

В случае если владельцем Облигаций является юридическое лицо-нерезидент:

- *индивидуальный идентификационный номер (ИИН) – при наличии.*

В случае если владельцем Облигаций является физическое лицо:

- *вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;*
- *номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);*
- *ИНН владельца Облигаций (при его наличии);*
- *число, месяц и год рождения владельца Облигаций.*

Исполнение обязательства по отношению к владельцу Облигаций, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

В случае если права владельца на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается номинальный держатель.

В случае если права владельцев на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается владелец.

Не позднее, чем в 4-й (Четвертый) рабочий день до даты погашения Облигаций НДЦ предоставляет Эмитенту и Платежному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям.

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям, а именно:

- номер счета;

- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;

- банковский идентификационный код и ИНН банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) указание на налоговый статус владельца и лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, обязаны своевременно предоставлять необходимые сведения в НДЦ и самостоятельно отслеживать полноту и актуальность представляемых в НДЦ сведений, и несут все риски, связанные с

непредоставлением / несвоевременным предоставлением сведений.

В случае если указанные сведения были несвоевременно или не в полном объеме предоставлены в НДЦ, Эмитент не несет ответственности за несвоевременное или ненадлежащее исполнение обязательств по погашению Облигаций.. При этом риск возникновения убытков в случае несвоевременного предоставления или предоставления в неполном объеме указанных сведений несет владелец Облигаций.

В случае непредставления (несвоевременного представления) в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета и иная информация, необходимая для исполнения Эмитентом обязательств по Облигациям, не позволяют Платежному агенту своевременно осуществить перечисление денежных средств, то такая задержка не может рассматриваться в качестве просрочки исполнения обязательств по Облигациям, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже. Эмитент в случаях, предусмотренных договором с НДЦ, имеет право требовать подтверждения таких данных данными об учете прав на Облигации.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного НДЦ, Платежный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм погашения по Облигациям.

Не позднее, чем в 3-й (Третий) рабочий день до даты погашения Облигаций Эмитент перечисляет необходимые денежные средства на счет Платежного агента.

В дату погашения Облигаций Платежный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение сумм погашения по Облигациям, в пользу владельцев Облигаций.

В случае если одно лицо уполномочено на получение сумм погашения Облигаций со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Срок погашения облигаций выпуска:

Дата начала погашения:

Датой начала погашения Облигаций является 1830-й (Одна тысяча восемьсот тридцатый) день с даты начала размещения Облигаций.

Дата окончания погашения:

Дата окончания погашения Облигаций совпадает с датой начала погашения Облигаций.

Форма погашения облигаций:

Погашение Облигаций выпуска производится в денежной форме в валюте Российской Федерации в безналичном порядке. Возможность выбора владельцами Облигаций формы погашения Облигаций не предусмотрена

Порядок и сроки выплаты процентов (купона) по облигациям, включая срок выплаты каждого купона:

Купонный (процентный) период		**Срок (дата) выплаты купонного (процентного) дохода**	**Дата составления списка владельцев облигаций для выплаты купонного (процентного) дохода**
Дата начала	**Дата окончания**		

1 Купон: Процентная ставка по первому купону устанавливается на конкурсе по определению ставки купона в процентах годовых в дату начала размещения Облигаций.

Датой начала купонного периода первого купона выпуска является дата начала размещения Облигаций.	Датой окончания купонного периода первого купона является дата начала купонного периода второго купона, которая наступает в 183-й день с даты начала размещения Облигаций.	Купонный доход по 1-му купону выплачивается в 183-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7-му (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту – «Дата составления Перечня владельцев и/или номинальных держателей Облигаций»).

Порядок выплаты купонного (процентного) дохода:

Выплата купонного дохода по Облигациям производится Платежным агентом по поручению и за счет Эмитента. Выплата купонного дохода по Облигациям производится в валюте Российской Федерации в безналичном порядке в пользу владельцев Облигаций. Презюмируется, что номинальные держатели-депоненты НДЦ уполномочены получать сумму купонного дохода по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых в НДЦ сведений и несут все риски, связанные с непредоставлением / несвоевременным предоставлением сведений.. В случае непредставления (несвоевременного представления) в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета и иная информация, необходимая для исполнения Эмитентом обязательств по Облигациям, не позволяют Платежному агенту своевременно осуществить перечисление денежных средств, то такая задержка не может рассматриваться в качестве просрочки исполнения обязательств по Облигациям, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже. Эмитент в случаях, предусмотренных договором с НДЦ, имеет право требовать подтверждения таких данных данными об учете прав на Облигации.

Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7

(Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту – «Дата составления Перечня владельцев и/или номинальных держателей Облигаций»).
Исполнение Эмитентом обязательств по выплате купонного дохода по Облигациям производится на основании перечня владельцев и/или номинальных держателей, предоставленного НДЦ (далее по тексту – «Перечень владельцев и/или номинальных держателей»).
Депонент НДЦ, не уполномоченный своими клиентами получать суммы купонного дохода по Облигациям, не позднее, чем в 6 (Шестой) рабочий день до даты выплаты купонного дохода по Облигациям, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже для Перечня владельцев и/или номинальных держателей Облигаций.

В том случае, если среди владельцев, уполномочивших номинального держателя на получение суммы купонного дохода по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- полное наименование/Ф.И.О. владельца Облигаций;
- количество принадлежащих владельцу Облигаций;
- полное наименование лица, уполномоченного получать суммы купонного дохода по Облигациям;
- место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций;
- реквизиты банковского счета лица, уполномоченного получать суммы купонного дохода по Облигациям;
- идентификационный номер налогоплательщика (ИНН) владельца Облигаций;
- налоговый статус владельца Облигаций.

В случае если владельцем Облигаций является юридическое лицо-нерезидент:

- индивидуальный идентификационный номер (ИИН) – при наличии.

В случае если владельцем Облигаций является физическое лицо:

- вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;
- номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);
- ИНН владельца Облигаций (при его наличии);
- число, месяц и год рождения владельца Облигаций.

Исполнение обязательства по отношению к владельцу Облигаций, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления Перечня владельцев и/или номинальных держателей Облигаций.

В случае если права владельцев на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы купонного дохода по Облигациям подразумевается номинальный держатель.

В случае если права владельцев на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы купонного дохода по Облигациям подразумевается владелец.

Не позднее, чем в 4-й (Четвертый) рабочий день до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и Платежному агенту Перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы купонного дохода по Облигациям.

б) количество Облигаций, учитываемых на счете депо владельца или междепозитарном счете

номинального держателя Облигаций, уполномоченного получать суммы купонного дохода по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы купонного дохода по Облигациям;

г) реквизиты банковского счета лица, уполномоченного получать суммы купонного дохода по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код и ИНН банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы купонного дохода по Облигациям;

е) указание на налоговый статус владельца и лица, уполномоченного получать суммы купонного дохода по Облигациям.

В случае если указанные сведения не были своевременно или в неполном объеме предоставлены в НДЦ владельцем Облигаций, Эмитент не несет ответственности за несвоевременное и/или ненадлежащее исполнение обязательств по выплате купонного дохода по Облигациям. При этом риск возникновения убытков в случае несвоевременного предоставления и/ или предоставления в неполном объеме указанных сведений несет владелец Облигаций.

В случае непредставления (несвоевременного предоставления) в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, Платежный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение суммы купонного дохода по Облигациям.

Не позднее, чем в 3-й (Третий) рабочий день до даты выплаты суммы купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счет Платежного агента.

В дату выплаты купонного дохода по Облигациям Платежный агент перечисляет необходимые денежные средства на счета лиц, уполномоченных на получение суммы купонного дохода по Облигациям, в пользу владельцев Облигаций.

В случае если одно лицо уполномочено на получение суммы купонного дохода по Облигациям со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

2 Купон: Процентная ставка по второму купону устанавливается равной ставке первого купона.

Датой начала купонного периода второго купона является 183-й день с даты начала размещения Облигаций.	Датой окончания второго купонного периода является дата начала третьего купонного периода, которая наступает в 366-й день с даты начала размещения Облигаций.	Купонный доход по 2-му купону выплачивается в 366-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.

		расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	

Порядок выплаты купонного (процентного) дохода:
Порядок выплаты купонного дохода по второму купону аналогичен порядку выплаты купонного дохода по первому купону.

3 Купон: Процентная ставка по третьему купону устанавливается равной ставке первого купона.

Датой начала купонного периода третьего купона является 366-й день с даты начала размещения Облигаций.	Датой окончания третьего купонного периода является дата начала четвертого купонного периода, которая наступает в 549-й день с даты начала размещения Облигаций.	Купонный доход по 3-му купону выплачивается в 549-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.

Порядок выплаты купонного (процентного) дохода:
Порядок выплаты купонного дохода по третьему купону аналогичен порядку выплаты купонного

дохода по первому купону.

4 Купон: Процентная ставка по четвертому купону устанавливается равной ставке первого купона.

Датой начала купонного периода четвертого купона является 549- й день с даты начала размещения Облигаций..	Датой окончания четвертого купонного периода является дата начала пятого купонного периода, которая наступает в 732-й день с даты начала размещения Облигаций.	Купонный доход по 4-му купону выплачивается в 732-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.
Порядок выплаты купонного (процентного) дохода: Порядок выплаты купонного дохода по четвертому купону аналогичен порядку выплаты купонного дохода по первому купону.			

5 Купон: Процентная ставка по пятому купону устанавливается равной ставке первого купона.

Датой начала купонного периода пятого купона является 732-й день с даты начала размещения Облигаций.	Датой окончания пятого купонного периода является дата начала шестого купонного периода, которая наступает в 915-й день с даты начала размещения Облигаций.	Купонный доход по 5-му купону выплачивается в 915-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.

		выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	

Порядок выплаты купонного (процентного) дохода:

Порядок выплаты купонного дохода по пятому купону аналогичен порядку выплаты купонного дохода по первому купону.

6 Купон: Процентная ставка по шестому купону устанавливается равной ставке первого купона.

Датой начала купонного периода шестого купона является 915-й день с даты начала размещения Облигаций.	Датой окончания шестого купонного периода является дата начала седьмого купонного периода, которая наступает в 1098-й день с даты начала размещения Облигаций.	Купонный доход по 6-му купону выплачивается в 1098-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день - независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже..	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.

Порядок выплаты купонного (процентного) дохода:

Порядок выплаты купонного дохода по шестому купону аналогичен порядку выплаты купонного дохода по первому купону.

7 Купон: Процентная ставка по седьмому купону устанавливается равной ставке первого купона.

Датой начала купонного периода седьмого купона является 1098-й день с даты начала размещения Облигаций.	Датой окончания седьмого купонного периода является дата начала восьмого купонного периода, которая наступает в 1281-й день с даты начала размещения Облигаций.	Купонный доход по 7-му купону выплачивается в 1281-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.

Порядок выплаты купонного (процентного) дохода:

Порядок выплаты купонного дохода по седьмому купону аналогичен порядку выплаты купонного дохода по первому купону.

8 Купон: Процентная ставка по восьмому купону устанавливается равной ставке первого купона.

Датой начала купонного периода восьмого купона является 1281-й день с даты начала размещения Облигаций.	Датой окончания восьмого купонного периода является дата начала девятого купонного периода, которая наступает в 1464-й день с даты начала размещения Облигаций.	Купонный доход по 8-му купону выплачивается в 1464-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.

		выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	
Порядок выплаты купонного (процентного) дохода: Порядок выплаты купонного дохода по восьмому купону аналогичен порядку выплаты купонного дохода по первому купону.			

9 Купон: Процентная ставка по девятому купону устанавливается равной ставке первого купона.

Датой начала купонного периода девятого купона является 1464-й день с даты начала размещения Облигаций.	Датой окончания девятого купонного периода является дата начала десятого купонного периода, которая наступает в 1647-й день с даты начала размещения Облигаций.	Купонный доход по 9-му купону выплачивается в 1647-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.

Порядок выплаты купонного (процентного) дохода:

Порядок выплаты купонного дохода по девятому купону аналогичен порядку выплаты купонного дохода по первому купону.

10 Купон: Процентная ставка по десятому купону устанавливается равной ставке первого купона.

Датой начала купонного периода десятого купона является 1647-й день с даты начала размещения Облигаций.	Дата окончания десятого купонного периода совпадает с датой погашения Облигаций и наступает в 1830-й день с даты начала размещения Облигаций.	Купонный доход по 10-му купону выплачивается в 1830-й день с даты начала размещения Облигаций выпуска. Если дата выплаты купонного дохода по Облигациям приходится на выходной день – независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	Выплата купонного дохода по Облигациям производятся в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.

Порядок выплаты купонного (процентного) дохода:

Порядок выплаты купонного дохода по десятому купону аналогичен порядку выплаты купонного дохода по первому купону.

Дата составления списка владельцев облигаций для исполнения по ним обязательств (выплата процентов (купона), погашение): ***исполнение обязательств Эмитента по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на окончание операционного дня НДЦ, предшествующего 7 (Седьмому) рабочему дню до даты выплаты купонного дохода по Облигациям.***

Исполнение обязательства по отношению к владельцу Облигаций, включенному в список владельцев Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после даты составления Списка владельцев Облигаций.

В случае непредставления (несвоевременного предоставления) в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ.

Выплата купонного (процентного) дохода по Облигациям и погашение Облигаций осуществляется Эмитентом через Платежного агента.

Полное наименование: ***Акционерный коммерческий банк «РОСБАНК» (открытое акционерное общество)***

Сокращенное наименование: ***ОАО АКБ «РОСБАНК»***

Место нахождения: ***107078, Москва, ул. Маши Порываевой, 11***

Почтовый адрес: ***107078, Москва, ул. Маши Порываевой, 11***

Номер лицензии кредитной организации: ***Генеральная лицензия на осуществление банковских операций № 2272***

Дата получения лицензии: *27.01.2003 г.*

Орган, выдавший указанную лицензию: ***Центральный Банк Российской Федерации (Банк России)***

Функции платежного агента:

Платежный агент действует на основании договора «О платежном агенте» с Эмитентом. На основании этого договора:

1) Платежный агент обязуется от имени и за счет Эмитента осуществлять платежи по погашению Облигаций, осуществлять платежи по выплате купонного дохода по Облигациям, также по запросу Эмитента оказывать консультационные услуги по подготовке документов, необходимых для выполнения Эмитентом своих обязательств по выплате сумм купонного дохода и номинальной стоимости Облигаций.

2) Платежный агент обязуется в течение 1 (Одного) рабочего дня с даты соответствующего платежа в уплату купонного дохода и/или номинальной стоимости Облигаций уведомить эмитента о произведенных выплатах.

Эмитент может назначать дополнительных и иных платежных агентов и отменять такие назначения. Официальное сообщение Эмитента об указанных действиях публикуется Эмитентом в порядке и сроки, указанные в п. 11 Решения о выпуске ценных бумаг п. 2.9. Проспекта ценных бумаг.

Вид обеспечения облигаций: ***Поручительство***

Сумма поручительства определяется размером денежных обязательств Эмитента Облигаций перед владельцами Облигаций по выплате номинальной стоимости Облигаций, составляющей 7 000 000 000 (Семь миллиардов) рублей и совокупного купонного дохода по Облигациям.

8.3.3. Сведения о выпусках, обязательства эмитента по ценным бумагам которых не исполнены (дефолт).

Выпусков, обязательства эмитента по ценным бумагам которых не исполнены (дефолт), - нет.

8.4. Сведения о лице (лицах), предоставившем (предоставивших) обеспечение по облигациям выпуска.

(1) По облигациям документарным процентным неконвертируемым на предъявителя серии 03:

Сведения о лице (лицах), предоставивших обеспечение по размещенным облигациям:

Полное фирменное наименование: ***Общество с ограниченной ответственностью «Бассиан инвест»***

Сокращенное фирменное наименование: ***ООО «Бассиан инвест»***

Место нахождения лица, предоставившего обеспечение по облигациям выпуска:

Российская Федерация, 103009, город Москва, улица Садовая-Триумфальная, дом 4/10

(2) По облигациям документарным процентным неконвертируемым на предъявителя серии 04:

Сведения о лице (лицах), предоставивших обеспечение по размещенным облигациям:

Полное фирменное наименование: ***Общество с ограниченной ответственностью*** «Телеком-Терминал»

Сокращенное фирменное наименование: ***ООО*** «Телеком-Терминал»

Место нахождения лица, предоставившего обеспечение по облигациям выпуска:

Российская Федерация, 153000, г. Иваново, ул. Ленина, 13

8.5. Условия обеспечения исполнения обязательств по облигациям выпуска.

По облигациям документарным процентным неконвертируемым на предъявителя серии 03:

Вид обеспечения (способ предоставляемого обеспечения):

поручительство

Размер обеспечения (руб.): ***2 000 000 000 и сумма процентного дохода***

Условия обеспечения и порядок реализации прав владельцев облигаций по предоставленному обеспечению:

Приобретение облигаций означает заключение приобретателем облигаций договора, в соответствии с которым предоставляется обеспечение выпуска облигаций. С переходом прав на облигацию приобретателю переходят права по указанному договору в том же объеме и на тех же условиях, которые существуют на момент перехода прав на облигацию. При этом письменная форма договора считается соблюдённой.

ООО "Бассиан инвест" обязуется исполнить за Эмитента его обязательства перед владельцами Облигаций только после того, как будет установлено, что Эмитент не в состоянии выполнить свои обязательства перед владельцами Облигаций.
ООО "Бассиан инвест" обязуется исполнить обязательства Эмитента перед владельцами Облигаций, которые вправе требовать от Компании исполнения её обязательств в соответствии с заключенным Соглашением, при одновременном наличии следующих условий:
- Эмитент не выплатил или выплатил не в полном объёме купонный доход владельцам Облигаций в сроки, определенные Решением о выпуске и Проспектом Облигаций;
- Эмитент не выплатил или выплатил не в полном объеме номинальную стоимость Облигаций при погашении в сроки, определенные Решением о выпуске и Проспектом Облигаций, владельцам Облигаций.
Одновременное наличие указанных выше условий является фактом неисполнения Эмитентом своих обязательств перед владельцами.

В случае возникновения вышеозначенных обстоятельств, Обязательства Эмитента исполняются Поручителем в соответствии с нижеследующим порядком:

Владелец Облигаций или уполномоченное им лицо вправе предъявить Поручителю письменное требование об исполнении Обязательств Эмитента (далее "Требование"). Указанное Требование должно содержать:
- полное наименование (Ф.И.О.) Владельца Облигаций, а в случае, если Облигации переданы в номинальное держание и номинальный держатель уполномочен на получение причитающихся Владельцу Облигаций сумм денежных средств по Облигациям, также полное наименование номинального держателя;
- количество Облигаций, принадлежащих Владельцу Облигаций;
- место нахождения и фактический адрес, контактные телефоны лица, уполномоченного на получение причитающихся Владельцу Облигаций сумм денежных средств по Облигациям;
- налоговый статус Владельца Облигаций (резидент; нерезидент, осуществляющий свою деятельность в Российской Федерации через постоянное представительство; нерезидент, получающий доходы, не связанные с постоянным представительством; физические лица -

налоговые резиденты Российской Федерации; физические лица, фактически находящиеся на территории Российской Федерации не менее 183 дней в календарном году; иностранный гражданин; лицо без гражданства);
- *реквизиты банковского счета лица, уполномоченного на получение причитающихся Владельцу Облигаций сумм денежных средств по Облигациям.*

К Требованию должны быть приложены:
- *документы, подтверждающие право собственности Владельца Облигаций на указанное в Требовании количество Облигаций (выписка по счету депо Владельца Облигаций или иной аналогичный документ);*
- *документ, подтверждающий право уполномоченного лица Владельца Облигаций на подписание Требования от имени Владельца Облигаций;*
- *документы, подтверждающие неисполнение или ненадлежащее исполнение Эмитентом его Обязательств.*

Требование подписывается Владельцем Облигаций или уполномоченным им лицом. При этом, если Владельцем Облигаций или уполномоченным им лицом является юридическое лицо - резидент, то такое Требование должно быть подписано руководителем и главным бухгалтером соответствующего юридического лица, и скреплено печатью юридического лица. В случае, если Владельцем Облигаций или уполномоченным им лицом является юридическое лицо - нерезидент, то такое Требование должно быть подписано руководителем соответствующего юридического лица и скреплено печатью юридического лица, либо подписано уполномоченным представителем такого юридического лица.

Вышеуказанное Требование должно быть предъявлено Поручителю не позднее 6 (шести) месяцев со дня наступления срока исполнения Обязательства Эмитента (истечения последнего дня срока, если исполнение Обязательства предусмотрено в течение определенного периода времени).

В течение 1 (одного) месяца, следующего за датой предъявления Требования, Поручитель выплачивает соответствующему Владельцу Облигаций или его номинальному держателю, уполномоченному на получение причитающихся Владельцу Облигаций сумм денежных средств по Облигациям, общую номинальную стоимость Облигаций, принадлежащих такому Владельцу Облигаций и/или причитающийся на такие Облигации процент (купонный доход).

Стоимость чистых активов эмитента на дату предоставления обеспечения – *15 049 625,00 тыс. руб.*

Стоимость чистых активов поручителя на последнюю отчетную дату перед предоставлением поручительства: *-1579 тыс.руб.*

Стоимость чистых активов поручителя на конец отчетного квартала - *-1 643 тыс. руб.*

По облигациям документарным процентным неконвертируемым на предъявителя серии 04:

Вид обеспечения (способ предоставляемого обеспечения):

поручительство

Размер обеспечения (руб.): *7 000 000 000 и сумма процентного дохода*

Условия обеспечения и порядок реализации прав владельцев облигаций по предоставленному обеспечению:

Положения п.12.2 Решения о выпуске ценных бумаг и п. 9.1.2. пп. з) Проспекта ценных бумаг являются предложением Поручителя заключить договор поручительства на изложенных условиях (далее – «Оферта»).

Настоящим Поручитель обязуется в целях обеспечения надлежащего исполнения Открытым акционерным обществом «Центральная телекоммуникационная компания» (далее – «Эмитент»)

обязательств по процентным документарным неконвертируемым облигациям Эмитента на предъявителя серии 04 с обязательным централизованным хранением, номинальной стоимостью 1000 (Одна тысяча) рублей, в количестве 7 000 000 (Семь миллионов) штук (далее - Облигации), отвечать перед приобретателями Облигаций (далее - Владельцы) за исполнение Эмитентом обязательств Эмитента по выплате общей суммы номинальной стоимости Облигаций при погашении Облигаций, составляющей 7 000 000 000 (Семь миллиардов) рублей, и по выплате совокупного купонного дохода по Облигациям (далее – «Обязательства») в порядке, установленном в Решении о выпуске ценных бумаг и Проспекте ценных бумаг.

Поручитель несет перед Владельцами солидарную с Эмитентом ответственность за неисполнение Эмитентом Обязательств.

Поручитель несет ответственность перед владельцами Облигаций в размере, не превышающем суммарной номинальной стоимости выпуска Облигаций, составляющей 7 000 000 000 (Семь миллиардов) рублей, и совокупного купонного дохода по 7 000 000 (Семи миллионам) Облигаций. Поручитель не отвечает за возмещение судебных издержек Владельцев по взысканию с Эмитента задолженности и других убытков Владельцев и / или штрафных санкций, вызванных неисполнением или ненадлежащим исполнением Эмитентом своих обязательств по выплате номинальной стоимости Облигаций и/или купонного дохода по Облигациям.

Поручитель отвечает за исполнение Обязательств Эмитентом при наличии одновременно следующих условий:

- Владелец или надлежащим образом уполномоченное Владельцем лицо предъявили Поручителю требование об исполнении соответствующего Обязательства (далее – «Требование»);

- Требование содержит:

(а) характер неисполненных Обязательств Эмитента перед Владельцем;

(б) размер неисполненных Обязательств Эмитента перед Владельцем;

(в) полное фирменное наименование (Ф.И.О. - для физического лица) Владельца и лица, уполномоченного получать исполнение по Обязательствам (в случае назначения такового);

(г) место нахождения (место жительства) Владельца и лица, уполномоченного получать выплаты по Облигациям (в случае назначения такового);

(д) для физического лица - серию и номер паспорта, кем и когда выдан;

(е) указание страны, в которой Владелец является налоговым резидентом;

(ж)количество принадлежащих Владельцу Облигаций, по которым должны производится выплаты; и

(з)реквизиты банковского счета Владельца или лица, уполномоченного получать исполнение по Обязательствам;

- к Требованию приложены:

(а) копия выписки по счету депо Владельца, заверенная депозитарием, осуществляющим учет и удостоверение прав по Облигациям, с указанием количества Облигаций, принадлежащих Владельцу;

(б) в случае предъявления Требования представителем Владельца, оформленные в соответствии с действующими нормативными правовыми актами РФ документы, подтверждающие полномочия лица, предъявившего Требование;

Требование подписано Владельцем или лицом, уполномоченным заявлять Требование. Если Требование предъявляется юридическим лицом, оно должно быть скреплено печатью этого юридического лица.

Требования могут быть предъявлены Поручителю в срок, не превышающий двух лет с даты погашения Облигаций, установленной в Проспекте ценных бумаг.

Поручитель производит соответствующие выплаты не позднее 30 (Тридцати) дней со дня получения Требования, на счет, указанный в Требовании.

Приобретение Облигаций означает акцепт Оферты, а именно, заключение приобретателем Облигаций с Поручителем договора поручительства на изложенных выше условиях. Указанный договор поручительства считается заключенным с момента возникновения у первого владельца Облигаций прав на Облигации, при этом письменная форма договора поручительства считается соблюденной. С переходом прав на Облигацию к приобретателю переходят права по указанному договору поручительства в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию. Передача прав, возникших из указанного договора поручительства, без передачи прав на Облигацию является недействительной.

Оферта является безотзывной.

Все споры, возникающие в связи с Офертой и договором поручительства, заключенным посредством акцепта Оферты, разрешаются в Арбитражном суде города Москвы или суде общей юрисдикции по месту нахождения ответчика.

Правоотношения, возникающие в связи с Офертой и договором поручительства, заключенным посредством акцепта Оферты, регулируются законодательством РФ.

Обязательства эмитента по облигациям, исполнение которых обеспечивается предоставляемым обеспечением:

Указанным выше поручительством обеспечиваются следующие обязательства Эмитента по Облигациям:

- выплата общей суммы номинальной стоимости Облигаций при погашении Облигаций, составляющей 7 000 000 000 (Семь миллиардов) рублей,

- выплата совокупного купонного дохода по Облигациям в порядке, установленном в Решении о выпуске ценных бумаг и Проспекте ценных бумаг.

Иные условия обеспечения исполнения обязательств по облигациям: *отсутствуют*

Порядок уведомления (раскрытия информации) об изменении условий обеспечения исполнения обязательств по облигациям, происходящих по причинам, не зависящим от эмитента или владельцев облигаций с обеспечением:

Официальное сообщение Эмитента об изменении условий обеспечения исполнения обязательств по Облигациям, происходящих по причинам, не зависящим от Эмитента или владельцев Облигаций с обеспечением, публикуется Эмитентом в порядке и сроки, указанные в п. 11 Решения о выпуске ценных бумаг и п. 2.9. Проспекта ценных бумаг.

Облигация с обеспечением предоставляет ее владельцу все права, возникающие из такого обеспечения.

С переходом прав на облигацию с обеспечением к новому владельцу (приобретателю) переходят все права, вытекающие из такого обеспечения.

Передача прав, возникших из предоставленного обеспечения, без передачи прав на облигацию является недействительной.

Стоимость чистых активов эмитента на дату предоставления обеспечения *–15 530 531 тыс. руб.*

Стоимость чистых активов поручителя на последнюю отчетную дату перед предоставлением поручительства: *819 тыс.руб.*

Стоимость чистых активов поручителя на конец отчетного квартала *–337 тыс. руб.*

8.6. Сведения об организациях, осуществляющих учет прав на эмиссионные ценные бумаги эмитента.

Лицо, осуществляющее ведение реестра владельцев именных ценных бумаг эмитента: ***Регистратор:***

Полное фирменное наименование: ***Закрытое акционерное общество " Регистратор-Связь"***

Сокращенное фирменное наименование: ЗАО***" Регистратор-Связь"***

Место нахождения: ***107078, г.Москва, ул.Каланчёвская, дом 15 А, а/я 45***

Тел.: ***(095) 933-42-21*** Факс: ***(095) 933-42-21***

Адрес электронной почты: ***regsw@asvt.ru***

Лицензия:

Номер лицензии регистратора на осуществление деятельности по ведению реестра владельцев ценных бумаг: ***10-000-1-00258***

Дата выдачи: ***01.10.2002***

Срок действия: ***не установлен***

Орган, выдавший лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: ***03.05.2000***

Депозитарий осуществляет централизованное хранение следующих ценных бумаг:

1.Сертификат документарных процентных неконвертируемых облигаций на предъявителя серии 03 с обязательным централизованным хранением. Государственный регистрационный номер выпуска № 4-18-00194-А от 1 августа 2003г, общее количество облигаций выпуска – 2000000 облигаций, номинальной стоимостью 1 000 (одна тысяча) каждая и общей номинальной стоимостью 2000000000 руб.

2.Сертификат документарных процентных неконвертируемых облигаций на предъявителя серии 04 с обязательным централизованным хранением. Государственный регистрационный номер выпуска № 4-19-00194-А от 29 июня 2004г, общее количество облигаций выпуска –5 622 595 облигаций, номинальной стоимостью 1 000 (одна тысяча) каждая и общей номинальной стоимостью 5 622 595 000 руб.

Депозитарий, осуществляющий централизованное хранение ценных бумаг эмитента:

Полное фирменное наименование: ***Некоммерческое партнерство "Национальный Депозитарный Центр"***

Сокращенное фирменное наименование: **НДЦ**

Место нахождения: ***Россия,г.Москва,Средний Кисловский пер.,д.1/13, стр.4***

Почтовый адрес: ***103009,г.Москва,Средний Кисловский пер.,д.1/13, стр.4***

Тел.: ***(095) 956-27-89,956-27-90*** Факс: ***(095)956-0938***

Адрес электронной почты: ***не имеет***

Лицензия:

Номер лицензии профессионального участника рынка ценных бумаг на осуществление деятельности депозитария: ***177-03431-000100***

Дата выдачи***: 04.12.2000***

Срок действия: ***без ограничения срока действия***

Орган, выдавший лицензию: ***ФКЦБ России***

Дата начала деятельности: ***12.11.2001***

8.7. Сведения о законодательных актах, регулирующих вопросы импорта экспорта капитала, которые могут повлиять на выплату дивидендов, процентов других платежей нерезидентам.

1. Закон РСФСР от 26.06.1991 "Об инвестиционной деятельности в РСФСР" (с изменениями от 19.06.1995 № 89-ФЗ, от 25.02.1999 № 39-ФЗ, от 10.01.2003 № 15-ФЗ).

2. Федеральный закон от 09.07.1999 № 160-ФЗ "Об иностранных инвестициях в Российской Федерации" (в редакции федеральных законов от 21.03.2002 № 31-ФЗ, от 25.07.2002 № 117-ФЗ, от 08.12.2003 № 169-ФЗ, от 22.07.2005 № 117-ФЗ).

3. Федеральный закон от 22.04.1996 № 39-ФЗ "О рынке ценных бумаг" (в редакции федеральных законов от 26.11.1998 № 182-ФЗ, от 08.07.1999 № 139-ФЗ, от 07.08.2001 № 121-ФЗ, от 28.12.2002 № 185-ФЗ, от 29.06.2004 № 58-ФЗ, от 28.07.2004 № 89-ФЗ, от 07.03.2005 № 16-ФЗ, от 18.06.2005 № 61-ФЗ).

4. Федеральный закон от 10.12.2003 № 173-ФЗ "О валютном регулировании и валютном контроле" (в редакции федеральных законов от 29.06.2004 № 58-ФЗ, от 18.07.2005 № 90-ФЗ).

5. Указ Президента Российской Федерации от 10.06.1994 № 1184 "О совершенствовании работы банковской системы Российской Федерации" (в редакции Указа Президента Российской Федерации от 27.04.1995 № 419).

6. Инструкция Центрального банка Российской Федерации от 07.06.2004 № 116-И «О видах специальных счетов резидентов и нерезидентов» (в редакции Указания Центрального банка Российской Федерации от 16.12.2004 № 1529-У).

7. Инструкция Центрального банка Российской Федерации от 15.06.2004 № 117-И «О порядке представления резидентами и нерезидентами уполномоченным банкам документов и информации при осуществлении валютных операций, порядке учета уполномоченными банками валютных операций и оформления паспортов сделок».

8. Положение о порядке переоформления уполномоченными банками счетов типа «С» нерезидентов, открытых в уполномоченных банках, в связи с принятием Инструкции Центрального банка Российской Федерации от 07.06.2004 № 116-И «О видах специальных счетов резидентов и нерезидентов», принятое Центральным банком Российской Федерации 15.06.2004 № 260-П.

9. Инструкция Центрального банка Российской Федерации от 28.12.2000 № 96-И "О специальных счетах нерезидентов типа "С" (в редакции указаний Центрального банка Российской Федерации от 25.02.2003 № 1253-У, от 13.08.2003 № 1319-У).

10. Указание Центрального банка Российской Федерации от 02.07.2001 № 991-У «О перечне ценных бумаг, операции с которыми осуществляются нерезидентами с использованием специальных счетов нерезидентов типа «С».

11. Указание Центрального банка Российской Федерации от 29.06.2004 № 1465-У «Об установлении требований о резервировании при зачислении денежных средств на специальные банковские счета и при списании денежных средств со специальных банковских счетов» (в редакции Указания Центрального банка Российской Федерации от 29.12.2004 № 1540-У).

12. Международные договоры Российской Федерации по вопросам устранения двойного налогообложения.

13. Иные законодательные акты Российской Федерации.

8.8. Описание порядка налогообложения доходов по размещённым и размещаемым эмиссионным ценным бумагам.

Порядок налогообложения доходов от долевого участия в организации в виде дивидендов.

Налогообложение доходов по размещенным и размещаемым эмиссионным ценным бумагам Эмитента регулируется Налоговым кодексом Российской Федерации (далее - «НК»), а также иными нормативными правовыми актами Российской Федерации, принятыми в соответствии с Налоговым кодексом Российской Федерации.

НАЛОГОВЫЕ СТАВКИ

	Юридические лица		Физические лица	
Вид дохода	Резиденты	Нерезиденты	Резиденты	Нерезиденты
Купонный	24% (из которых: фед.	20%	13%	30%

доход	бюджет – 6,5%; бюджет субъекта – 17,5%;			
Доход реализации ценных бумаг	24% (из которых: фед. бюджет – 5%; бюджет субъекта – 17%; местный бюджет – 2%)	20%	13%	30%
Доход в виде дивидендов	9%	15%	9%	30%

ПОРЯДОК НАЛОГООБЛОЖЕНИЯ ФИЗИЧЕСКИХ ЛИЦ.

Вид налога – налог на доходы.

К доходам от источников в Российской Федерации относятся:

- дивиденды и проценты, полученные от российской организации, а также проценты, полученные от российских индивидуальных предпринимателей и (или) иностранной организации в связи с деятельностью ее постоянного представительства в РФ;
- доходы от реализации в РФ акций или иных ценных бумаг, а также долей участия в уставном капитале организаций.

Налоговая база.

Доходом налогоплательщика, полученным в виде материальной выгоды, является материальная выгода, полученная от приобретения ценных бумаг. Налоговая база определяется как превышение рыночной стоимости ценных бумаг, определяемой с учетом предельной границы колебаний рыночной цены ценных бумаг, над суммой фактических расходов налогоплательщика на их приобретение. Порядок определения рыночной цены ценных бумаг и предельной границы колебаний рыночной цены ценных бумаг устанавливается федеральным органом, осуществляющим регулирование рынка ценных бумаг.

При определении налоговой базы по доходам по операциям с ценными бумагами учитываются доходы, полученные по следующим операциям:

- купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг;
- купли - продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг.

Доход (убыток) по операциям купли - продажи ценных бумаг определяется как разница между суммами доходов, полученными от реализации ценных бумаг, и документально подтвержденными расходами на приобретение, реализацию и хранение ценных бумаг, фактически произведенными налогоплательщиком, либо имущественными вычетами, принимаемыми в уменьшение доходов от сделки купли - продажи.

К указанным расходам относятся:

- суммы, уплачиваемые продавцу в соответствии с договором;
- оплата услуг, оказываемых депозитарием;
- комиссионные отчисления профессиональным участникам рынка ценных бумаг, скидка, уплачиваемая (возмещаемая) управляющей компании паевого инвестиционного фонда при продаже (погашении) инвестором инвестиционного пая паевого инвестиционного фонда, определяемая в соответствии с порядком, установленным законодательством Российской Федерации об инвестиционных фондах;
- биржевой сбор (комиссия);
- оплата услуг регистратора;
- другие расходы, непосредственно связанные с куплей, продажей и хранением ценных бумаг, произведенные за услуги, оказываемые профессиональными участниками рынка ценных бумаг в рамках их профессиональной деятельности.

При реализации акций (долей, паев), полученных налогоплательщиком при реорганизации организаций, расходами на их приобретение признается стоимость, определяемая в соответствии с пунктами 4 - 6 статьи 277 НК РФ, при условии документального подтверждения налогоплательщиком расходов на приобретение акций (долей, паев) реорганизуемых организаций.

Доход (убыток) по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг, уменьшается (увеличивается) на сумму процентов, уплаченных за пользование денежными средствами, привлеченными для совершения сделки купли - продажи ценных бумаг, в пределах сумм, рассчитанных исходя из действующей ставки рефинансирования Центрального банка Российской Федерации.

По операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, размер убытка определяется с учетом предельной границы колебаний рыночной цены ценных бумаг.

К ценным бумагам, обращающимся на организованном рынке ценных бумаг, относятся ценные бумаги, допущенные к обращению у организаторов торговли, имеющих лицензию федерального органа, осуществляющего регулирование рынка ценных бумаг.

Под рыночной котировкой ценной бумаги, в том числе пая паевого инвестиционного фонда, обращающегося на организованном рынке ценных бумаг, понимается средневзвешенная цена ценной бумаги по сделкам, совершенным в течение торгового дня через организатора торговли. Если по одной и той же ценной бумаге сделки совершались через двух и более организаторов торговли, налогоплательщик вправе самостоятельно выбрать рыночную котировку ценной бумаги, сложившуюся у одного из организаторов торговли. В случае если средневзвешенная цена организатором торговли не рассчитывается, за средневзвешенную цену принимается половина суммы максимальной и минимальной цен сделок, совершенных в течение торгового дня через этого организатора торговли.

Налоговая база по каждой операции определяется отдельно.

Доход (убыток) по операциям купли-продажи ценных бумаг определяется как сумма доходов по совокупности сделок с ценными бумагами соответствующей категории, совершенных в течение налогового периода, за вычетом суммы убытков

Если расходы налогоплательщика на приобретение, реализацию и хранение ценных бумаг не могут быть отнесены непосредственно к расходам на приобретение, реализацию и хранение конкретных ценных бумаг, указанные расходы распределяются пропорционально стоимостной оценке ценных бумаг, на долю которых относятся указанные расходы. Стоимостная оценка ценных бумаг определяется на дату осуществления этих расходов.

В случае если расходы налогоплательщика не могут быть подтверждены документально, он вправе воспользоваться имущественным налоговым вычетом, предусмотренным абзацем первым подпункта 1 пункта 1 статьи 220 НК. Имущественный налоговый вычет или вычет в размере фактически произведенных и документально подтвержденных расходов предоставляется налогоплательщику при расчете и уплате налога в бюджет у источника выплаты дохода (брокера, доверительного управляющего, управляющей компании, осуществляющей доверительное управление имуществом, составляющим паевой инвестиционный фонд, или у иного лица, совершающего операции по договору поручения или по иному подобному договору в пользу налогоплательщика) либо по окончании налогового периода при подаче налоговой декларации в налоговый орган.

Если расчет и уплата налога производятся источником выплаты дохода (брокером, доверительным управляющим, управляющей компанией, осуществляющей доверительное управление имуществом, составляющим паевой инвестиционный фонд, или иным лицом, совершающим операции по договору поручения или по иному подобному договору в пользу налогоплательщика) в налоговом периоде, имущественный налоговый вычет предоставляется источником выплаты дохода с возможностью последующего перерасчета по окончании налогового периода при подаче налоговой декларации в налоговый орган.

При наличии нескольких источников выплаты дохода имущественный налоговый вычет предоставляется только у одного источника выплаты дохода по выбору налогоплательщика.

Налоговая база по операциям купли-продажи ценных бумаг (погашения инвестиционных паев паевых инвестиционных фондов) определяется как доход, полученный по результатам налогового периода по операциям с ценными бумагами.

Убыток по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученный по результатам указанных операций, совершенных в налоговом периоде, уменьшает налоговую базу по операциям купли - продажи ценных бумаг данной категории.

Доход по операциям купли - продажи ценных бумаг, не обращающихся на организованном рынке ценных бумаг, которые на момент их приобретения отвечали требованиям, установленным для ценных бумаг, обращающихся на организованном рынке ценных бумаг, может быть уменьшен на сумму

убытка, полученного в налоговом периоде, по операциям купли - продажи ценных бумаг, обращающихся на организованном рынке ценных бумаг.

При реализации акций (долей, паев), полученных налогоплательщиком при реорганизации организаций, срок их нахождения в собственности налогоплательщика исчисляется с даты приобретения в собственность акций (долей, паев) реорганизуемых организаций.

Дата фактического получения дохода:

- день выплаты дохода, в том числе перечисления дохода на счета налогоплательщика в банках либо по его поручению на счета третьих лиц - при получении доходов в денежной форме;
- день приобретения ценных бумаг – при получении дохода в виде материальной выгоды.

Налоговая база по операциям купли - продажи ценных бумаг и операциям с финансовыми инструментами срочных сделок определяется по окончании налогового периода. Расчет и уплата суммы налога осуществляются налоговым агентом по окончании налогового периода или при осуществлении им выплаты денежных средств налогоплательщику до истечения очередного налогового периода.

Налоговыми агентами признаются российские организации, от которых или в результате отношений с которыми налогоплательщик получил доходы. Налоговые агенты обязаны исчислить, удержать у налогоплательщика и уплатить сумму налога. В случае, если источником выплаты дохода является лицо, совершающее операции по договору поручения или по иному подобному договору в пользу налогоплательщика, то обязанности налогового агента исполняет лицо, фактически выплачивающее доход налогоплательщику.

При осуществлении выплаты денежных средств налоговым агентом до истечения очередного налогового периода налог уплачивается с доли дохода, определяемого в соответствии с настоящей статьей, соответствующей фактической сумме выплачиваемых денежных средств. Доля дохода определяется как произведение общей суммы дохода на отношение суммы выплаты к стоимостной оценке ценных бумаг, определяемой на дату выплаты денежных средств, по которым налоговый агент выступает в качестве брокера. При осуществлении выплаты денежных средств налогоплательщику более одного раза в течение налогового периода расчет суммы налога производится нарастающим итогом с зачетом ранее уплаченных сумм налога.

Стоимостная оценка ценных бумаг определяется исходя из фактически произведенных и документально подтвержденных расходов на их приобретение.

Под выплатой денежных средств понимаются выплата наличных денежных средств, перечисление денежных средств на банковский счет физического лица или на счет третьего лица по требованию физического лица.

При невозможности удержать у налогоплательщика исчисленную сумму налога источником выплаты дохода налоговый агент (брокер, доверительный управляющий или иное лицо, совершающее операции по договору поручения, договору комиссии, иному договору в пользу налогоплательщика) в течение одного месяца с момента возникновения этого обстоятельства в письменной форме уведомляет налоговый орган по месту своего учета о невозможности указанного удержания и сумме задолженности налогоплательщика. Уплата налога в этом случае производится в соответствии со статьей 228 НК.

ПОРЯДОК НАЛОГООБЛОЖЕНИЯ ЮРИДИЧЕСКИХ ЛИЦ.

Вид налога – налог на прибыль.

К доходам относятся:

- выручка от реализации имущественных прав (доходы от реализации);
- внереализационные доходы в виде процентов по ценным бумагам и другим долговым обязательствам и/или от долевого участия в других организациях.

Налоговая база.

Доходы налогоплательщика от операций по реализации или иного выбытия ценных бумаг (в том числе погашения) определяются исходя из цены реализации или иного выбытия ценной бумаги, а также суммы накопленного процентного (купонного) дохода, уплаченной покупателем налогоплательщику, и суммы процентного (купонного) дохода, выплаченной налогоплательщику эмитентом. При этом в

доход налогоплательщика от реализации или иного выбытия ценных бумаг не включаются суммы процентного (купонного) дохода, ранее учтенные при налогообложении.

Доходы налогоплательщика от операций по реализации или от иного выбытия ценных бумаг (в том числе от погашения), номинированных в иностранной валюте, определяются по курсу Центрального банка Российской Федерации, действовавшему на дату перехода права собственности либо на дату погашения.

Расходы при реализации (или ином выбытии) ценных бумаг определяются исходя из цены приобретения ценной бумаги (включая расходы на ее приобретение), затрат на ее реализацию, размера скидок с расчетной стоимости инвестиционных паев, суммы накопленного процентного (купонного) дохода, уплаченной налогоплательщиком продавцу ценной бумаги. При этом в расход не включаются суммы накопленного процентного (купонного) дохода, ранее учтенные при налогообложении.

При определении расходов по реализации (при ином выбытии) ценных бумаг цена приобретения ценной бумаги, номинированной в иностранной валюте (включая расходы на ее приобретение), определяется по курсу Центрального банка Российской Федерации, действовавшему на момент принятия указанной ценной бумаги к учету. Текущая переоценка ценных бумаг, номинированных в иностранной валюте, не производится.

При реализации акций, полученных акционерами при реорганизации организаций, ценой приобретения таких акций признается их стоимость, определяемая в соответствии с пунктами 4 - 6 статьи 277 НК РФ.

Проценты по договорам кредита, займа и иным аналогичным договорам, иным долговым обязательствам (включая ценные бумаги) учитываются на дату признания дохода (расхода) в соответствии со статьей 328 Налогового Кодекса РФ.

Датой признания дохода и расхода по операциям с облигациями на основании статьи 329 Налогового кодекса РФ является дата реализации указанных облигаций

Ценные бумаги признаются обращающимися на организованном рынке ценных бумаг только при одновременном соблюдении следующих условий:

1) если они допущены к обращению хотя бы одним организатором торговли, имеющим на это право в соответствии с национальным законодательством;

2) если информация об их ценах (котировках) публикуется в средствах массовой информации (в том числе электронных) либо может быть представлена организатором торговли или иным уполномоченным лицом любому заинтересованному лицу в течение трех лет после даты совершения операций с ценными бумагами;

3) если по ним рассчитывается рыночная котировка, когда это предусмотрено соответствующим национальным законодательством.

В целях настоящего пункта под национальным законодательством понимается законодательство того государства, на территории которого осуществляется обращение ценных бумаг (заключение гражданско-правовых сделок, влекущих переход права собственности на ценные бумаги, в том числе и вне организованного рынка ценных бумаг).

Рыночной ценой ценных бумаг, обращающихся на организованном рынке ценных бумаг, для целей налогообложения признается фактическая цена реализации или иного выбытия ценных бумаг, если эта цена находится в интервале между минимальной и максимальной ценами сделок (интервал цен) с указанной ценной бумагой, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения соответствующей сделки. В случае совершения сделки через организатора торговли под датой совершения сделки следует понимать дату проведения торгов, на которых соответствующая сделка с ценной бумагой была заключена. В случае реализации ценной бумаги вне организованного рынка ценных бумаг датой совершения сделки считается дата определения всех существенных условий передачи ценной бумаги, то есть дата подписания договора.

В случае реализации ценных бумаг, обращающихся на организованном рынке ценных бумаг, по цене ниже минимальной цены сделок на организованном рынке ценных бумаг при определении финансового результата принимается минимальная цена сделки на организованном рынке ценных бумаг.

Под накопленным процентным (купонным) доходом понимается часть процентного (купонного) дохода, выплата которого предусмотрена условиями выпуска такой ценной бумаги, рассчитываемая пропорционально количеству дней, прошедших от даты выпуска ценной бумаги или даты выплаты

предшествующего купонного дохода до даты совершения сделки (даты передачи ценной бумаги).

В отношении ценных бумаг, не обращающихся на организованном рынке ценных бумаг, для целей налогообложения принимается фактическая цена реализации или иного выбытия данных ценных бумаг при выполнении хотя бы одного из следующих условий:

1) если фактическая цена соответствующей сделки находится в интервале цен по аналогичной (идентичной, однородной) ценной бумаге, зарегистрированной организатором торговли на рынке ценных бумаг на дату совершения сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев;

2) если отклонение фактической цены соответствующей сделки находится в пределах 20 процентов в сторону повышения или понижения от средневзвешенной цены аналогичной (идентичной, однородной) ценной бумаги, рассчитанной организатором торговли на рынке ценных бумаг в соответствии с установленными им правилами по итогам торгов на дату заключения такой сделки или на дату ближайших торгов, состоявшихся до дня совершения соответствующей сделки, если торги по этим ценным бумагам проводились у организатора торговли хотя бы один раз в течение последних 12 месяцев.

Доход налогоплательщика-акционера, реализующего акции, полученные им при увеличении уставного капитала акционерного общества, определяется как разница между ценой реализации и первоначально оплаченной стоимостью акции, скорректированной с учетом изменения количества акций в результате увеличения уставного капитала.

Налоговая база по операциям с ценными бумагами определяется налогоплательщиком отдельно, за исключением налоговой базы по операциям с ценными бумагами, определяемой профессиональными участниками рынка ценных бумаг. При этом налогоплательщики (за исключением профессиональных участников рынка ценных бумаг, осуществляющих дилерскую деятельность) определяют налоговую базу по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг, отдельно от налоговой базы по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг.

При реализации или ином выбытии ценных бумаг оценка выбывающих эмиссионных ценных бумаг производится по методу стоимости первых по времени приобретения ценных бумаг (ФИФО), оценка выбывающих неэмиссионных ценных бумаг – по фактической стоимости каждой бумаги.

Налогоплательщики, получившие убыток (убытки) от операций с ценными бумагами в предыдущем налоговом периоде или в предыдущие налоговые периоды, вправе уменьшить налоговую базу, полученную по операциям с ценными бумагами в отчетном (налоговом) периоде (перенести указанные убытки на будущее) в порядке и на условиях, которые установлены статьей 283 НК.

При этом убытки от операций с ценными бумагами, не обращающимися на организованном рынке ценных бумаг, полученные в предыдущем налоговом периоде (предыдущих налоговых периодах), могут быть отнесены на уменьшение налоговой базы от операций с такими ценными бумагами, определенной в отчетном (налоговом) периоде. Убытки от операций с ценными бумагами, обращающимися на организованном рынке ценных бумаг, полученные в предыдущем налоговом периоде (предыдущих налоговых периодах), могут быть отнесены на уменьшение налоговой базы от операций по реализации данной категории ценных бумаг.

В течение налогового периода перенос на будущее убытков, понесенных в соответствующем отчетном периоде от операций с ценными бумагами, обращающимися на организованном рынке ценных бумаг, и ценными бумагами, не обращающимися на организованном рынке ценных бумаг, осуществляется раздельно по указанным категориям ценных бумаг соответственно в пределах прибыли, полученной от операций с такими ценными бумагами.

В случае если получателем процентного дохода от долговых обязательств любого вида, включая облигации с правом на участие в прибылях и конвертируемые облигации, является иностранная организация, не осуществляющая деятельность в РФ через постоянное представительство, налог с таких доходов исчисляется и удерживается налоговым агентом. При этом если источником выплаты дохода является лицо, совершающее операции по договору поручения или по иному подобному договору в пользу налогоплательщика, то обязанности налогового агента исполняет лицо, фактически выплачивающее доход иностранной организации, не осуществляющей деятельность через постоянное представительство в РФ.

В случае выплаты налоговым агентом иностранной организации доходов, которые в соответствии с международными договорами (соглашениями) облагаются налогом в Российской Федерации по пониженным ставкам, исчисление и удержание суммы налога с доходов производятся налоговым агентом по соответствующим пониженным ставкам при условии предъявления иностранной организацией налоговому агенту подтверждения, предусмотренного пунктом 1 статьи 312 НК РФ. При этом в случае выплаты доходов российскими банками по операциям с иностранными банками подтверждение факта постоянного местонахождения иностранного банка в государстве, с которым имеется международный договор (соглашение), регулирующий вопросы налогообложения, не требуется, если такое местонахождение подтверждается сведениями общедоступных информационных справочников.

Сумма налога на доходы от долевого участия в деятельности организаций (дивиденды) определяется с учетом следующих положений.

Если источником дохода налогоплательщика является иностранная организация, сумма налога в отношении полученных дивидендов определяется налогоплательщиком самостоятельно исходя из суммы полученных дивидендов и ставки 15%.

При этом налогоплательщики, получающие дивиденды от иностранной организации, в том числе через постоянное представительство иностранной организации в Российской Федерации, не вправе уменьшить сумму налога, исчисленную в соответствии со статьей 275НК РФ, на сумму налога, исчисленную и уплаченную по месту нахождения источника дохода, если иное не предусмотрено международным договором.

Если источником дохода налогоплательщика является российская организация, указанная организация признается налоговым агентом и определяет сумму налога с учетом положений пункта 2 статьи 275 НК РФ.

При этом сумма налога, подлежащая удержанию из доходов налогоплательщика - получателя дивидендов, исчисляется налоговым агентом исходя из общей суммы налога, исчисленной в порядке, установленном пунктом 2 статьи 275 НК РФ, и доли каждого налогоплательщика в общей сумме дивидендов.

Общая сумма налога определяется как произведение ставки налога 9% и разницы между суммой дивидендов, подлежащих распределению между акционерами (участниками) в текущем налоговом периоде, уменьшенной на суммы дивидендов, подлежащих выплате налоговым агентом в соответствии с пунктом 3 статьи 275 НК РФ в текущем налоговом периоде, и суммой дивидендов, полученных самим налоговым агентом в текущем отчетном (налоговом) периоде и предыдущем отчетном (налоговом) периоде, если данные суммы дивидендов ранее не участвовали в расчете при определении облагаемого налогом дохода в виде дивидендов. В случае, если полученная разница отрицательна, обязанность по уплате налога не возникает и возмещение из бюджета не производится.

В случае, если российская организация - налоговый агент выплачивает дивиденды иностранной организации и (или) физическому лицу, не являющемуся резидентом Российской Федерации, налоговая база налогоплательщика - получателя дивидендов по каждой такой выплате определяется как сумма выплачиваемых дивидендов и к ней применяется ставка 15% или 30%.

8.9. Сведения об объявленных (начисленных) и выплаченных дивидендах по акциям эмитента, а также о доходах по облигациям эмитента.

Категория акций: ***акции обыкновенные именные бездокументарные***

Отчетный период, за который выплачиваются (выплачивались) объявленные дивиденды	***2000 год***	***2001год***	***2002 год***	***2003 год***	***2004 год***

Размер объявленных (начисленных) дивидендов в расчете на одну акцию, руб.	*33,05*	*0,026*	*0,096052*	*0,124867*	*0,0630084*
Размер объявленных (начисленных) дивидендов в совокупности по всем акциям, руб.	*14925413.05*	*11741626,2*	*151570712,32*	*197 040 979,216211*	*99 428тыс. руб.*
Наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов по акциям эмитента	*Общее годовое собрание акционеров*	*Общее годовое собрание акционеров*	*Общее годовое собрание акционеров*	*Общее годовое собрание акционеров*	*Общее годовое собрание акционеров*
Дата проведения собрания (заседания) органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов, дата и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов	*01.06.2001* *Протокол №7 от 01.06.2001*	*05.06.2002* *Протокол №9 от 05.06.2002*	*24.06.2003* *Протокол №11 от 24.06.2003*	*11 июня 2004* *Протокол № 12 от 11.06.2004*	*30 июня 2005* *Протокол № 13 От 30.06.2005*
Срок, отведенный для выплаты объявленных дивидендов по акциям эмитента	*в течение финансового года, в котором было принято решение о выплате дивидендов*	*в течение финансового года, в котором было принято решение о выплате дивидендов*	*до 31 декабря 2003 года*	*до 31 декабря 2004 года*	*До 31 декабря 2005 года*

Форма и иные условия выплаты объявленных дивидендов по акциям эмитента	*денежная форма*	*денежная форма*	*денежная форма*	*денежная форма*	*денежная форма*
Общий размер дивидендов, выплаченных по всем обыкновенным акциям ,руб.	*14635470,08*	*11687712,00*	*150 984 362,28*	*196 228 781,68*	*10 324 623,67*

Сумма выплаченных дивидендов указана с учетом удержанного налога

за 2000г.-2004г . дивиденды по обыкновенным акциям выплачены не в полном объеме по следующим причинам: отсутствуют правильные банковские реквизиты, неявка акционеров, не верные реквизиты акционеров

Акции привилегированные именные бездокументарные тип Б

Отчетный период, за который выплачиваются (выплачивались) объявленные дивиденды	*2000 год*	*2001год*
Размер объявленных(начисленных) дивидендов в расчете на одну акцию, руб.	*70,94*	*0,038*
Размер объявленных(начисленных) дивидендов в совокупности по всем акциям,руб.	*877669,68*	*470136*
Наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов по акциям эмитента	*Общее годовое собрание акционеров*	*Общее годовое собрание акционеров*
Дата проведения собрания (заседания) органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендо,. дата и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов	*01.06.2001* *Проткол №7 от 01.06.2001*	*05.06.2002* *Проткол №9 от 05.06.2002*
Срок, отведенный для выплаты объявленных дивидендов по акциям эмитента	*не позднее одного месяца после даты принятия решения о выплате дивидендов*	*не позднее одного месяца после даты принятия решения о выплате дивидендов*
Форма и иные условия выплаты объявленных дивидендов по акциям эмитента	*денежной форме*	*денежной форме*
Общий размер дивидендов, выплаченных по всем привилегированным акциям типа Б , руб.	*877669,68*	*470136,00*

Акции привилегированные именные бездокументарные тип А

Отчетный период, за который выплачиваются (выплачивались) объявленные дивиденды	*2000 год*	*2001год*	*2002 год*	*2003 год*	*2004 год*

Размер объявленных(начисленных) дивидендов в расчете на одну акцию, руб.	*141,89 руб.*	*0,077*	*0,206143*	*0,285662*	*0,0756115*
Размер объявленных(начисленных) дивидендов в совокупности по всем акциям,руб.	*21944423,62*	*11908666*	*108429738,3*	*150 256 161,518164*	*39771 тыс. руб.*
Наименование органа управления эмитента, принявшего решение (объявившего) о выплате дивидендов по акциям эмитента	*Общее годовое собрание акционеров*	*Общее годовое собрание акционеров*	*Общее годовое собрание акционеров*	*Общее годовое собрание акционеров*	*Общее годовое собрание акционеров*
Дата проведения собрания (заседания) органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендо,. дата и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов	*01.06.2001* *Протокол №7 от 01.06.2001*	*05.06.2002* *Протокол №9 от 05.06.2002*	*24.06.2003* *Протокол №11 от 24.06.2003*	*11 июня 2004* *Протокол № 12 от 11.06.2004*	*30 июня 2005* *Протокол № 13* *От 30.06.2005*
Срок, отведенный для выплаты объявленных дивидендов по акциям эмитента	*не позднее двух месяцев после даты принятия решения о выплате дивидендов*	*не позднее двух месяцев после даты принятия решения о выплате дивидендов*	*до 23 августа 2003 года*	*До 10 августа 2004 года*	*до 29 августа 2005 года*
Форма и иные условия выплаты объявленных дивидендов по акциям эмитента	*денежная форма*	*денежная форма*	*денежная форма*	*денежная форма*	*денежная форма*

Общий размер дивидендов, выплаченных по всем привилегированным акциям типа А,руб.	*21415471,89*	*18817700,54*	*107 268 464,51*	*148 414 746,32*	*36 861 617,23*

Указанные суммы дивидендов рассчитаны с учетом удержанных налогов.

за 2000г.-2004г . дивиденды по привилегированным акциям выплачены не в полном объеме по следующим причинам: отсутствуют правильные банковские реквизиты, неявка акционеров, не верные реквизиты акционеров

Доходы по облигациям эмитента.

1. Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид: ***облигации***
Серия: ***01***
Тип: ***процентные***
Форма ценных бумаг: ***документарные на предъявителя***
Регистрационный номер: ***4-01-00194-А***
Дата государственной регистрации выпуска: ***17.10.2001***
Дата государственной регистрации отчета об итогах выпуска: ***10.12.2001***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***
Количество ценных бумаг выпуска: ***600 000***
Номинальная стоимость каждой ценной бумаги (руб.): ***1 000***
Объем выпуска ценных бумаг по номинальной стоимости (руб.): ***600 000 000***
Вид дохода: ***купонный доход***

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***57,26 руб.***
Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***34 356 000 руб.***
Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***
Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***
Отчётный период, за который выплачивались доходы по облигациям выпуска: ***1 квартал 2002г.***
Общий размер доходов, выплаченных по всем облигациям выпуска за 1 квартал 2002г.:
34 356 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***53,6 руб.***
Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***32 160 000 руб.***
Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***
Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***
Отчётный период, за который выплачивались доходы по облигациям выпуска: ***2 квартал 2002г.***
Общий размер доходов, выплаченных по всем облигациям выпуска за 2 квартал 2002г.:
32 160 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***102,22 руб.***
Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям

выпуска: ***61 332 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***4 квартал 2002г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 4 квартал 2002г.:
61 332 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***89,75 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***53 850 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска:***2 квартал 2003г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 2 квартал 2003г.:
53 850 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***89,75 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***53 850 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***4 квартал 2003г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 4 квартал 2003г.:
53 850 000 руб.

2. Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид: ***облигации***

Серия: ***02***

Тип: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер: ***4-02-00194-А***

Дата государственной регистрации: ***25.06.2002***

Орган, осуществивший государственную регистрацию выпуска: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска: ***15.08.2002***

Орган, осуществивший государственную регистрацию выпуска и отчета об итогах выпуска: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***600 000***

Номинальная стоимость каждой ценной бумаги выпуска (руб): ***1 000***

Объем выпуска ценных бумаг по номинальной стоимости (руб.): ***600 000 000***

Вид дохода: ***купонный доход***

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***49,86 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***29 916 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска:***4 квартал 2002г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 4 квартал 2002г.:

29 916 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***99,73 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***59 838 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***2 квартал 2003г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 2 квартал 2003г.:

59 838 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***90,25 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***54 150 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***4 квартал 2003г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 4 квартал 2003г.:

54 150 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***89,75 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***53 850 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***2 квартал 2004г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 2 квартал 2004г.:

53 850 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***80,2[illegible] руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***48 132 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***4 квартал 2004г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 4 квартал 2004г.:

48 132 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***79,78 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***47 868 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***2 квартал 2005г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 2 квартал 2005г.: ***47 868 000 руб.***

3. Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид ценных бумаг: ***облигации***

Серия облигаций: ***2-И***

Тип: ***процентные***

Форма облигаций: ***именные бездокументарные***

Государственный регистрационный номер выпуска облигаций: ***4-15-00194-А***

Дата государственной регистрации: ***11.10.2002***

Дата государственной регистрации отчета об итогах выпуска облигаций: ***14.01.2003***

Количество облигаций выпуска: ***212 701 штук***

Номинальная стоимость каждой облигации выпуска: ***50 рублей***

Объем выпуска облигаций по номинальной стоимости: ***10 635 050 рублей***

Вид дохода, выплаченного по облигациям выпуска: ***процент***

Размер дохода, подлежавшего выплате по облигациям выпуска, в денежном выражении, в расчете на одну облигацию выпуска: ***1 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в денежном выражении, в совокупности по всем облигациям выпуска: ***212 661 руб.***

Срок, отведенный для выплаты доходов по облигациям выпуска: ***не определён Решением о выпуске ценных бумаг***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежными средствами***

Период, за который выплачивались (выплачиваются) доходы по облигациям выпуска: ***2002г.***

Факт исполнения обязательства:

Каждый владелец облигации имеет право требовать получения процентного дохода в размере 2 (двух) процентов годовых от номинальной стоимости облигации по истечении каждого календарного года. Право на получение процентов имеет держатель облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения. Срок окончания исполнения обязательств по выплате купонного дохода Решением о выпуске ценных бумаг не определен.
По именным бездокументарным облигациям ОАО «ЦентрТелеком» серии «2 –И» выплачено доходов 42 712,00 рублей.
Причина:
- низкая явка владельцев ценных бумаг в офис эмитента для получения процентного дохода по вышеуказанным облигациям, несмотря на своевременное размещение соответствующей информации в СМИ. Облигационный займ ОАО «ЦентрТелеком» серии «2-И» является «телефонным», и для владельцев облигаций основная цель - не получение процентного дохода, который сохраняется в полном объеме, а представление доступа к телефонной сети.

Общий размер доходов, выплаченных по всем облигациям выпуска за 2002 г.: ***42 712 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в денежном выражении, в расчете на одну облигацию выпуска: ***1 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в денежном выражении, в совокупности

по всем облигациям выпуска: ***212 161 руб.***

Срок, отведенный для выплаты доходов по облигациям выпуска: ***не определен Решением о выпуске ценных бумаг***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежными средствами***

Период, за который выплачивались (выплачиваются) доходы по облигациям выпуска: ***2003г.***

Факт исполнения обязательства:

Каждый владелец облигации имеет право требовать получения процентного дохода в размере 2 (двух) процентов годовых от номинальной стоимости облигации по истечении каждого календарного года. Право на получение процентов имеет держатель облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения. Срок окончания исполнения обязательств по выплате купонного дохода Решением о выпуске ценных бумаг не определен.
На 28 апреля 2004 года по именным бездокументарным облигациям ОАО «ЦентрТелеком» серии «2 -И» выплачено доходов 17 512,00 рублей.
Причина:
- низкая явка владельцев ценных бумаг в офис эмитента для получения процентного дохода по вышеуказанным облигациям, несмотря на своевременное размещение соответствующей информации в СМИ. Облигационный займ ОАО «ЦентрТелеком» серии «2-И» является «телефонным», и для владельцев облигаций основная цель - не получение процентного дохода, который сохраняется в полном объеме, а представление доступа к телефонной сети.

Общий размер доходов, выплаченных по всем облигациям выпуска за 2003 г.: ***17 512 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в денежном выражении, в расчете на одну облигацию выпуска: ***1 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в денежном выражении, в совокупности по всем облигациям выпуска: ***212 641 руб.***

Срок, отведенный для выплаты доходов по облигациям выпуска: ***не определен Решением о выпуске ценных бумаг***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежными средствами***

Период, за который выплачивались (выплачиваются) доходы по облигациям выпуска: ***2004г.***

Факт исполнения обязательства:

Каждый владелец облигации имеет право требовать получения процентного дохода в размере 2 (Двух) процентов годовых от номинальной стоимости облигации по истечении каждого календарного года. Право на получение процентов имеет держатель облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения. Срок окончания исполнения обязательств по выплате купонного дохода Решением о выпуске ценных бумаг не определен.
На 31 января 2005 года по именным бездокументарным облигациям ОАО «ЦентрТелеком» серии "2 - И" выплачено доходов 4 661,00 (Четыре тысячи шестьсот шестьдесят один) рубль 00 копеек.

Причина:
- ***низкая явка владельцев ценных бумаг в офис эмитента для получения процентного дохода по вышеуказанным Облигациям, несмотря на своевременное размещение соответствующей информации в СМИ. Облигационный займ ОАО «ЦентрТелеком» серии «2-И» является «телефонным», и для владельцев Облигаций основная цель - не получение процентного дохода, который сохраняется в полном объеме, а представление доступа к телефонной сети.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 2004 г.: ***4 661,00 (Четыре тысячи шестьсот шестьдесят один) рубль 00 копеек.***

4. Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид: ***облигации***

Серия: ***03***

Тип: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер: ***4-18-00194-А***

Дата государственной регистрации: ***01.08.2003***

Орган, осуществивший государственную регистрацию выпуска: ***ФКЦБ России***

Дата государственной регистрации отчета об итогах выпуска: ***14.10.2003***

Орган, осуществивший государственную регистрацию выпуска и отчета об итогах выпуска: ***ФКЦБ России***

Количество ценных бумаг выпуска: ***2000 000***

Номинальная стоимость каждой ценной бумаги выпуска (руб): ***1 000***

Объем выпуска ценных бумаг по номинальной стоимости (руб.): ***2 000 000 000***

Вид дохода: ***купонный доход***

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***61,92 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***123 840 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска:***1 квартал 2004г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 1 квартал 2004г.:
123 840 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***61,92 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***123 840 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска:***3 квартал 2004г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 3 квартал 2004г.:
123 840 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***61,92 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***123 840 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска:***1 квартал 2005г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 1 квартал 2005г.:
123 840 000 руб.

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию: ***61,58 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска: ***123 160 000 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска:***3 квартал 2005г.***

Общий размер доходов, выплаченных по всем облигациям выпуска за 3 квартал 2005г.: ***123 160 000 руб.***

5. Вид, серия (тип), форма и иные идентификационные признаки ценных бумаг:

Вид: ***облигации***

Серия: ***04***

Тип: ***процентные***

Форма ценных бумаг: ***документарные на предъявителя***

Государственный регистрационный номер: ***4-19-00194-А***

Дата государственной регистрации: ***29.06.2004***

Орган, осуществивший государственную регистрацию выпуска: ***ФСФР***

Дата государственной регистрации отчета об итогах выпуска: ***12.10.2004***

Орган, осуществивший государственную регистрацию выпуска и отчета об итогах выпуска: ***ФСФР***

Количество ценных бумаг выпуска: ***7 000 000***

Количество фактически размещенных ценных бумаг выпуска: ***5 622 595***

Номинальная стоимость каждой ценной бумаги выпуска (руб.): ***1 000***

Объем выпуска ценных бумаг по номинальной стоимости (руб.): ***7 000 000 000***

Вид дохода: ***купонный доход***

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию (по 1-му купону): ***69,19 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска (по 1-му купону): ***389 027 348,05 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***1 квартал 2005г.***

Общий размер доходов, выплаченных по всем облигациям выпуска: ***389 027 348,05 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в расчёте на одну облигацию (по 2-му купону): ***69,19 руб.***

Размер дохода, подлежавшего выплате по облигациям выпуска, в совокупности по всем облигациям выпуска (по 2-му купону): ***389 027 348,05 руб.***

Срок, отведённый для выплаты доходов по облигациям выпуска: ***один день***

Форма и иные условия выплаты дохода по облигациям выпуска: ***денежные средства***

Отчётный период, за который выплачивались доходы по облигациям выпуска: ***3 квартал 2005г.***

Общий размер доходов, выплаченных по всем облигациям выпуска: ***389 027 348,05 руб.***

8.10. Иные сведения.

Иные сведения отсутствуют.

Приложение № 1

ПОЛОЖЕНИЕ
об обеспечении защиты сведений конфиденциального характера в ОАО "ЦентрТелеком"
(Утверждено приказом Генерального директора ОАО "ЦентрТелеком" от 6 июля 2001г. № 322)

1. Общие положения

1.1. Положение об обеспечении защиты сведений конфиденциального характера в ОАО "ЦентрТелеком" (далее – Положение) разработано в соответствии с Гражданским кодексом Российской Федерации[1], Федеральными законами Российской Федерации "О связи"[2], "Об информации, информатизации и защите информации"[3], "Об акционерных обществах"[4], Положением о порядке обращения со служебной информацией ограниченного распространения в федеральных органах исполнительной власти[5] и другими нормативными правовыми актами Российской Федерации, регулирующими отношения в области защиты информации, а также Уставом Открытого акционерного общества "Центральная телекоммуникационная компания" (далее –Общество).

1.2. Положение распространяется на сведения конфиденциального характера[6], подпадающие под действие Перечня сведений конфиденциального характера[7], которые являются собственностью Общества (коммерческая тайна) или переданы ему органами государственной власти Российской Федерации, организациями различных форм собственности, гражданами на условиях конфиденциальности (персональные данные, тайна следствия и судопроизводства, служебная, профессиональная тайна и т.д.).

1.3. Положение является руководящим документом, обязательным для выполнения всеми сотрудниками Общества, и предусматривает организационные меры с целью предотвращения нанесения возможного ущерба экономическим интересам и деловой репутации Общества, вызванного неправомерными (неосторожными) действиями юридических или физических лиц вследствие разглашения (передачи, утраты) или безвозмездного присвоения сведений конфиденциального характера.

1.4. Защита конфиденциальных сведений не может быть использована для сокрытия фактов бесхозяйственности, недобросовестной конкуренции и других негативных явлений в деятельности Общества.

1.5. Коммерческая тайна Общества[8] – научно-техническая, коммерческая, организационная и иная используемая в процессе его уставной деятельности информация, которая обладает реальной или потенциальной экономической ценностью в силу того, что не является общеизвестной и не может быть легко получена законным образом другими лицами, которые могли бы получить экономическую выгоду от ее разглашения или использования, и является предметом адекватных правовых, организационных, технических и иных мер защиты.

1.6. Коммерческая тайна Общества является его собственностью, а сохранение этой тайны – неотъемлемой частью научно-производственной, финансовой, экономической, хозяйственной и социальной деятельности. Общество вправе устанавливать в пределах своей компетенции правила разработки, учета, хранения и обращения с носителями конфиденциальной информации, порядок передачи коммерческой

[1] От 30.11.94 № 51-ФЗ и 26.01.96 № 14-ФЗ.
[2] От 16.02.95 № 15-ФЗ.
[3] От 20.02.95 № 24-ФЗ.
[4] От 26.12.95 № 208-ФЗ.
[5] Утверждено постановлением Правительства Российской Федерации от 03.11.94 № 1233.
[6] Далее по тексту "сведения конфиденциального характера" также могут именоваться конфиденциальными сведениями.
[7] Утвержден Указом Президента Российской Федерации от 06.03.97 № 188.
[8] Далее по тексту "коммерческая тайна" также может именоваться сведениями, составляющими коммерческую тайну.

тайны сторонним организациям и организацию системы её - сохранения (далее – режим конфиденциальности).

1.7. В случаях, когда коммерческая тайна является результатом совместной деятельности Общества с другими организациями, основанной на договорных отношениях, она является совместной собственностью сторон и может быть использована только с их общего согласия.

1.8. Для сведений, составляющих коммерческую тайну, в Обществе установлен ограничительный гриф "Конфиденциально". Для отдельных видов сведений конфиденциального характера решением руководства Общества могут устанавливаться другие ограничительные грифы, а также особый порядок обращения с ними, регламентируемый специальными положениями (инструкциями).

Носители конфиденциальных сведений, переданные из сторонних организаций, остаются с присвоенными им ограничительными грифами (пометками).

1.9. В Обществе сохранение конфиденциальных сведений обеспечивается комплексным использованием административно-правовых, организационных, программно-технических мероприятий[9], применением других мер защиты и предусматривает:

1.9.1. Распределение задач и полномочий должностных лиц и структурных подразделений Общества по вопросам защиты информации.

1.9.2 Установление системы допуска сотрудников Общества и других лиц к сведениям конфиденциального характера.

1.9.3. Определение перечня сведений, составляющих коммерческую тайну Общества, и порядка отнесения к ней.

1.9.4. Установление режима конфиденциальности, а также ответственности за разглашение конфиденциальных сведений или утрату носителей таких сведений.

1.9.5 Определение обязанностей лиц, допускаемых к конфиденциальным сведениям.

1.9.6. Установление постоянного контроля за обеспечением режима конфиденциальности при работе со сведениями ограниченного распространения.

1.10. Распределение задач и полномочий должностных лиц и структурных подразделений Общества по обеспечению режима конфиденциальности осуществляется:

1.10.1. Генеральным директором Общества – при утверждении (подписании) локальных нормативных документов и принятии соответствующих решений по вопросам защиты информации.

1.10.2. Генеральным директором Общества и его заместителями – при распределении и закреплении функциональных задач за структурными подразделениями, отдельными должностными лицами из числа руководящего состава.

1.10.3. Руководителями структурных подразделений – при распределении должностных обязанностей и определении поручений сотрудникам на ознакомление и исполнение документов, содержащих конфиденциальные сведения.

1.10.4. Выполнением всеми сотрудниками своих должностных обязанностей и требований нормативных документов по защите конфиденциальных сведений.

1.10.5. Постоянным контролем со стороны соответствующих должностных лиц за состоянием режима конфиденциальности, выполнением сотрудниками Общества требований по особенностям работы со сведениями конфиденциального характера.

1.11. С целью реализации политики Общества в информационной области создается постоянно действующая Экспертная комиссия по защите информации (далее - ЭКЗИ), в состав которой включаются наиболее квалифицированные специалисты, имеющие опыт практической работы по направлениям деятельности своих структурных подразделений. Возглавляет ЭКЗИ - начальник Управления безопасности.

[9] Организация защиты информации при использовании технических средств определяется отдельным положением.

1.12. На ЭКЗИ возлагаются следующие задачи:

1.12.1. Выработка мер по предотвращению утечки конфиденциальных сведений, а также по обеспечению защиты информации, обрабатываемой в локальной и корпоративной вычислительных сетях.

1.12.2. Подготовка проекта Перечня сведений, составляющих коммерческую тайну Общества (далее – Перечень сведений), предусмотренного разделом 2 настоящего Положения, а также его переработка (внесение изменений и дополнений).

1.12.3. Определение возможного ущерба, наступившего в результате разглашения конфиденциальных сведений.

1.12.4. Определение перечня защищаемых информационных ресурсов, обрабатываемых в локальной вычислительной сети Общества и не относящихся к категории конфиденциальных[10].

1.12.5. Снятие ограничений на доступ к сведениям, а также рассмотрение возможности их открытого опубликования (раскрытия).

1.12.6. Выполнение других задач, связанных с использованием информационных ресурсов Общества.

1.13. Ответственность за обеспечение режима конфиденциальности возлагается на руководителей структурных подразделений Общества. При этом они обязаны:

1.13.1. Организовывать работу по обеспечению сохранения конфиденциальных сведений в подразделениях, анализировать состояние этой работы, принимать меры по фактам нарушения безопасности информации.

1.13.2. Определять права и полномочия сотрудников по доступу к защищаемой информации в имеющихся и создаваемых базах данных.

1.13.3. Организовать работу по формированию (корректировке) раздела Перечня сведений по направлениям деятельности структурного подразделения.

1.13.4. Обеспечивать проведение работ по внедрению средств защиты информации.

1.14. Основным координирующим органом Общества в вопросах обеспечения режима конфиденциальности является Управление безопасности (далее – УБ), на которое возлагается:

1.14.1. Руководство работами по правовому и организационному регулированию режима конфиденциальности, определение порядка обращения с конфиденциальными сведениями, разработка проектов руководящих документов по этим вопросам.

1.14.2. Координация работы структурных подразделений Общества в вопросах защиты информации, взаимодействие с Управлением безопасности связи Минсвязи России и осуществление контактов с правоохранительными органами, службами безопасности и защиты информации органов государственной власти и организаций.

1.14.3. Разработка и осуществление мер по защите информации Общества при ее обработке и передаче техническими средствами.

1.14.4. Изучение совместно с Управлением по работе с персоналом принимаемых на работу лиц на должности, связанные с допуском к сведениям конфиденциального характера, их инструктаж по вопросам защиты информации.

1.14.5. Разработка системы допуска сотрудников Общества, других лиц к конфиденциальным сведениям, подготовка списков лиц, допущенных к таким сведениям, а также по согласованию с руководством выделение и учет помещений, где разрешено хранение носителей конфиденциальных сведений и проведение работ, связанных с ними.

1.14.6. Разработка и осуществление мер по предупреждению разглашения конфиденциальных

[10] Порядок разработки перечня защищаемых информационных ресурсов определяется отдельной инструкцией.

сведений при обмене информацией с организациями или физическими лицами, а также при подготовке информации к открытому опубликованию

1.14.7. Организация и ведение специального делопроизводства; учет, хранение, размножение и уничтожение носителей конфиденциальных сведений, корме сведений, учет и хранение которых предусмотрены нормативными правовыми документами Российской Федерации в соответствующих структурных подразделениях.

1.14.8. Обучение сотрудников Общества порядку и правилам обращения со сведениями конфиденциального характера.

1.14.9. Осуществление контроля за соблюдением требований по обеспечению сохранения конфиденциальных сведений, проведение служебных расследований по фактам разглашения таких сведений, а также нарушений требований безопасности в деятельности Общества, его сотрудников, партнеров и клиентов.

1.15. Для выполнения своих функций УБ имеет право:

1.15.1. Выносить на рассмотрение на Совет директоров Общества вопросы, касающиеся защиты информации.

1.15.2. Проводить оценку (самостоятельно или с привлечением специалистов и организаций, в т.ч. на договорной основе) достаточности внедряемых в Обществе мер и средств обеспечения безопасности информационных ресурсов.

1.15.3. Получать от структурных подразделений Общества документы и материалы, необходимые для выполнения возложенных на УБ задач по защите информации.

1.15.4. Привлекать по согласованию с руководителями структурных подразделений отдельных специалистов к подготовке проектов локальных нормативных документов.

1.15.5. Проводить проверки состояния режима конфиденциальности в структурных подразделениях Общества.

1.15.6. Требовать от всех сотрудников Общества точного выполнения локальных нормативных документов по обеспечению сохранения сведений конфиденциального характера. При необходимости представлять руководству Общества предложения по отстранению от работы с конфиденциальными сведениями сотрудников, нарушающих установленные требования по обращению с ними, и запрещению обработки информации техническими средствами, не обеспечивающими их защиту.

2. Отнесение сведений к коммерческой тайне

2.1. Категории сведений, подпадающие под действие настоящего Положения, а также сроки ограничений на доступ к ним определяются Перечнем сведений, составляющих коммерческую тайну ОАО “ЦентрТелеком”, который разрабатывается на основании предложений самостоятельных структурных подразделений, утверждается Решением Совета директоров и вводится в действие приказом по Обществу. Изменения и дополнения в Перечень вносятся по мере необходимости[11].

2.2. К коммерческой тайне Общества могут быть отнесены: содержание договоров и планов, торговые и финансовые секреты, прогнозные оценки рынка товаров и услуг, результаты маркетинговых исследований, организационная, номенклатурная и ценовая стратегии, организация системы управления, ноу-хау на технологию производства и сведения о другой деятельности, предусмотренной Уставом Общества, несанкционированный доступ к которым, их разглашение, передача или утрата может нанести ущерб интересам Общества.

По Решению Совета директоров к коммерческой тайне могут быть отнесены и другие сведения.

2.3. К коммерческой тайне не могут быть отнесены сведения, введение ограничений на доступ к которым запрещено законодательством, а также сведения, защищенные патентным или авторским правами.

[11] Порядок разработки и внесения изменений и дополнений в Перечень определяется отдельной инструкцией.

2.4. При реорганизации Общества (в форме слияния, присоединения, разделения, выделения или преобразования) право на установление, изменение или отмену режима конфиденциальности переходит к его правопреемнику.

2.5. При ликвидации Общества ликвидационная комиссия принимает решение о порядке использования сведений конфиденциального характера.

3. Порядок передачи сведений, составляющих коммерческую тайну Общества

3.1. Передача коммерческой тайны Общества осуществляется:

3.1.1. Органам государственной власти Российской Федерации и органам местного самоуправления – в пределах их полномочий в объеме и порядке, определяемым действующим законодательством Российской Федерации по официальным мотивированным письменным запросам.

3.1.2. Организациям – на основании заключенных должным образом соглашений (договоров) о конфиденциальности, гражданско-правовых или иных договоров, предусматривающих обязательства и ответственность пользователей, включая возмещение материальных затрат за предоставление информации и компенсацию за нарушение договорных обязательств.

3.2. Право принятия решения о передаче сведений, составляющих коммерческую тайну Общества, предоставляется Генеральному директору Общества и его заместителям в соответствии с направлениями их деятельности.

3.3. Необходимость (возможность) передачи сведений составляющих коммерческую тайну, для открытого опубликования (раскрытия)[12], их объём, форму и время опубликования определяются Генеральным директором Общества с учетом заключения ЭКЗИ.

4. Допуск к сведениям конфиденциального характера

4.1. Лица, поступающие на работу в Общество на должности, связанные с допуском к сведениям конфиденциального характера, предупреждаются об ответственности за разглашение конфиденциальных сведений. Руководитель (сотрудник) УБ проводит инструктаж лица, принимаемого на работу, о порядке соблюдения режима конфиденциальности в объеме настоящего Положения.

4.2. Сотрудники Общества могут иметь доступ к сведениям конфиденциального характера только в пределах выполнения своих должностных (функциональных) обязанностей.

4.3. Допуск сотрудников Общества к конфиденциальным сведениям производится на основании:

4.3.1. Резолюции руководителя структурного подразделения на самом документе, которая должна содержать: перечень фамилий сотрудников, обязанных ознакомиться с документом или его исполнить, срок исполнения, другие указания, подпись руководителя и дату.

4.3.2. Распорядительных документов (приказов), в которых указываются фамилии, должности лиц, конкретные документы (сведения), к которым они могут быть допущены (ознакомлены).

4.3.3. Списков сотрудников, допущенных к сведениям конфиденциального характера, заполненных по установленной форме.

4.4. Списки согласовываются с УБ и утверждаются заместителем Генерального директора Общества, отвечающим за деятельность данного структурного подразделения. Списки хранятся в структурных подразделениях, их копии передаются в УБ.

4.5. При назначении в штат новых сотрудников отрабатываются установленным порядком дополнения к списку сотрудников, допущенных к сведениям конфиденциального характера. О факте

[12] Под открытым опубликованием (раскрытием) сведений понимается их публикация в открытой печати, информационных сетях общего пользования, передача по радио и телевидению, оглашение на международных, зарубежных и открытых внутрироссийских симпозиумах, совещаниях, конференциях, съездах, при публичных выступлениях и защите диссертаций, вывоз материалов за границу или передача их в любой форме иностранным фирмам, организациям или отдельным лицам, с которыми не заключен договор о взаимной конфиденциальности.

прекращения по какой-либо причине допуска сотрудников к коммерческой тайне руководителем структурного подразделения подается письменное уведомление в УБ, а также производится соответствующая отметка в списке.

4.6. Представители организаций и частные лица могут быть допущены к ознакомлению и работе со сведениями конфиденциального характера с письменного разрешения Генерального директора общества или его заместителей, в ведении которых в соответствии с направлениями их деятельности находятся эти сведения.

5. Реквизиты носителей конфиденциальных сведений

5.1. Общие требования по составу и оформлению реквизитов документов определены ГОСТ Р 6.30-97 "Унифицированные системы документации. Унифицированная система организационно-распорядительной документации. Требования к оформлению документов".

5.2. На носители конфиденциальных сведений, в т.ч. и составляющих коммерческую тайну Общества, наносятся реквизиты, включающие следующие данные:

ограничительный гриф "Конфиденциально";

полное или сокращенное наименование Общества как собственника данной информации;

регистрационный номер, проставляемый при учете носителя в Управлении безопасности;

номер пункта Перечня сведений (кроме случаев, предусмотренных пунктом 5.5) и дата (условие) снятия ограничений на доступ к этим сведениям.

другие реквизиты, предусмотренные для особых групп сведений конфиденциального характера, упомянутых в пункте 1.8.

5.3. При невозможности нанесения таких реквизитов на носитель конфиденциальных сведений, эти данные указываются в сопроводительной документации на носитель.

5.4. Необходимость проставления ограничительного грифа "Конфиденциально" определяется:

при работе с документом – исполнителем и лицом, подписывающим документ;

при работе с изданием – автором (составителем) и руководителем, утверждающим издание к печати;

при работе с базами данных (информационными массивами) – лицом, ответственным за создание и (или) ведение базы данных, и руководителем структурного подразделения[13].

5.5. Если вновь образовавшиеся (полученные) сведения не предусмотрены действующим Перечнем сведений, но, по мнению исполнителя, могут быть использованы в ущерб интересам Общества, исполнитель совместно с руководителем структурного подразделения представляет в УБ аргументированные предложения о необходимости защиты этих сведений и внесении соответствующих дополнений в Перечень сведений. До принятия окончательного решения обеспечение сохранения данных сведений осуществляется в соответствии с требованиями настоящего Положения.

5.6. На документах, делах и изданиях, содержащих конфиденциальные сведения, проставляется ограничительный гриф "Конфиденциально", под которым в скобках указывается номер пункта Перечня сведений, на основании которого сведения отнесены к коммерческой тайне, и срок действия ограничения на доступ к этим сведениям. На документах и изданиях, кроме этого, ниже указываются их номера экземпляров. Данные реквизиты проставляются в правом верхнем углу первой страницы документа, на обложке и титульном листе издания и на первой странице сопроводительного письма к этим материалам.

В нижнем левом углу лицевой стороны последнего листа каждого экземпляра печатается разметка, в которой указывается: количество отпечатанных экземпляров, фамилия исполнителя и его телефон, при необходимости – дата печатания документа и фамилия лица, отпечатавшего документ.

---

[13] Порядок обращения с информацией ограниченного распространения в автоматизированных сетях определяется отдельной инструкцией.

5.7. Срок действия режима конфиденциальности определяется в каждом конкретном случае лицами, указанными в пункте 5.4, в виде конкретной даты или соответствующей пометки (например: "до ... 200_,", "на период действия" и т.п.).

6. Особенности порядка разработки, обращения и уничтожения носителей конфиденциальных сведений

6.1. После разработки документа с конфиденциальными сведениями (далее – документ) он подлежит немедленной регистрации в УБ. При этом сдаче в УБ подлежат все черновые материалы, полученные в ходе разработки документа.

Для разработки документов в электронном виде магнитные носители информации подлежат обязательному предварительному учету в УБ.

Хранение и обращение с магнитными носителями осуществляется в соответствии с отдельной инструкцией.

6.2. Размножение документов производится только с письменного разрешения руководителя структурного подразделения. Учет размноженных документов осуществляется поэкземплярно.

6.3. Документы после регистрации в УБ выдаются исполнителям под роспись в соответствующих формах учета (журналах, карточках выдачи, реестрах).

6.4. Разрешается хранение документов в нерабочее время лицам, должностными обязанностями которых определена работа по накоплению, обработке и анализу конфиденциальных сведений по направлениям своей деятельности. Круг таких лиц определяется списком.

6.5. Передача документов производится: между сотрудниками одного структурного подразделения с возвратом в течение рабочего дня – без росписи, во всех остальных случаях – под роспись.

6.6. В случаях, когда у сотрудника находится на постоянном хранении значительное количество документов (более 10), они подлежат учету в описи, заполняемой по установленной форме.

6.7. Хранение документов производится в служебных помещениях[14] в сейфах, запираемых металлических или деревянных шкафах (далее – хранилища). При выходе сотрудника из служебного помещения документы убираются в хранилище. В случае если в служебном помещении находится один сотрудник, допускается, не убирая документы в хранилища, запереть на ключ входную дверь.

6.8. Вынос (вывоз) документов за пределы Общества производится только с разрешения руководителя структурного подразделения при обеспечении надлежащих мер по их сохранности.

6.9. Пересылка документов организациям осуществляется фельдсвязью, спецсвязью, заказными или ценными почтовыми отправлениями, а также специально выделенными нарочными из числа сотрудников Общества.

6.10. Передача сведений конфиденциального характера по незащищенным техническим каналам допускается только с использованием средств закрытия (шифрования) информации.

6.11. Исполненные, а также не требующиеся для дальнейшей практической работы документы возвращаются в УБ.

6.12. Уничтожение дел и документов со сведениями конфиденциального характера, утративших свое практическое значение и не имеющих исторической ценности, производится по акту. В учетных формах об этом делается отметка со ссылкой на соответствующий акт.

Уничтожение документов вне УБ категорически запрещено.

7. Снятие ограничений на доступ к носителям конфиденциальных сведений

7.1. Снятие ограничений на доступ к носителям конфиденциальных сведений производится

[14] Порядок выделения помещений для хранения документов и ведения работ, связанных с конфиденциальными сведениями, определяется отдельной инструкцией.

решением Генерального директора Общества по представлению ЭКЗИ в следующих случаях:

7.1.1. По окончании установленного срока ограничения или при наступлении оговоренного события.

7.1.2. В связи с изменением обстоятельств, вызвавших необходимость введения ограничений на доступ к ним.

7.1.3. По соглашению заинтересованных сторон, установивших ограничения на доступ к этим сведениям.

7.1.4. В связи с внесением в установленном порядке изменений в действующий Перечень сведений, в результате которых изменились сроки действия (условия) режима конфиденциальности для данных сведений.

7.2. Представления ЭКЗИ формируются на основании письменных ходатайств структурных подразделений, в ведении которых находятся эти сведения, или их правопреемников.

7.3. Ходатайства, направляемые в УБ, составляются в произвольной форме, подписываются руководителем структурного подразделения и содержат следующую информацию: с каких носителей сведений снимается режим конфиденциальности (типы носителей, их реквизиты), на основании чего были наложены ограничения на доступ к ним, на основании чего (кем) принято решение о снятии ограничений, другие необходимые сведения.

7.4. Разглашение (опубликование в средствах массовой информации и т.п.) сведений конфиденциального характера не является основанием для автоматического снятия ограничений на доступ к ним.

7.5. Решение о снятии ограничений на доступ к конфиденциальным сведениям, полученным в результате реализации совместных с органами государственной власти Российской Федерации, сторонними организациями и учреждениями договоров или соглашений, может быть принято только по согласованию с лицом (органом), по инициативе которого эти ограничения были наложены.

7.6. О снятии ограничений на доступ к тем или иным сведениям извещаются организации, которым эти сведения передавались и с которыми Общество связано соглашениями о конфиденциальности, трудовыми, гражданско-правовыми и иными договорами.

8. Обязанности сотрудников, допущенных к сведениям конфиденциального характера

8.1. Сотрудники Общества, допущенные к сведениям конфиденциального характера, **обязаны**:

8.1.1. Знать и выполнять требования настоящего Положения, других руководящих и регламентирующих документов Общества по защите информации.

8.1.2. Знать Перечень сведений, составляющих коммерческую тайну Общества.

8.1.3. Хранить в тайне известные им конфиденциальные сведения, информировать руководителя подразделения и УБ о фактах их разглашения или нарушения порядка обращения с носителями таких сведений, о попытках несанкционированного доступа к информации.

8.1.4. Строго соблюдать правила пользования носителями сведений, порядок их учета и хранения, обеспечивать в процессе работы сохранность информации от посторонних лиц.

8.1.5. Знакомиться только с теми сведениями, к которым получен доступ в силу исполнения прямых служебных обязанностей.

8.1.6. О допущенных нарушениях установленного порядка работы, учета и хранения носителей конфиденциальных сведений, а также о фактах разглашения таких сведений представлять письменные объяснения.

8.2. Сотрудникам, допущенным к конфиденциальным сведениям, запрещается:

8.2.1. Передавать сведения конфиденциального характера по незащищенным техническим каналам связи.

8.2.2. Использовать конфиденциальные сведения в открытой переписке, статьях и выступлениях, а также в личных интересах.

8.2.3. Снимать копии с документов и других носителей конфиденциальных сведений или производить выписки из них, а равно использовать различные технические средства (видео и звукозаписывающую аппаратуру) для записи сведений конфиденциального характера без разрешения руководителя подразделения.

8.2.4. Выполнять работы, связанные с конфиденциальными сведениями, вне специально предназначенных для этого служебных помещений.

8.2.5. Выносить документы и другие носители конфиденциальных сведений из административного здания Общества без разрешения руководства.

8.3. Обязанность сотрудника соблюдать требования настоящего Положения, а также ответственность за разглашение конфиденциальных сведений отражаются в заключаемом с Обществом трудовом договоре (контракте), положениях о структурных подразделениях и должностных инструкциях сотрудников.

9. Ответственность за разглашение сведений конфиденциального характера, утрату носителей, содержащих такие сведения, и нарушение порядка работы с ними

9.1. Разглашение сведений конфиденциального характера – это действия, в результате которых такие сведения стали известны третьим лицам в нарушение закона или договора (в том числе трудового).

9.2. Разглашение сведений конфиденциального характера является чрезвычайным происшествием и влечет за собой последствия, предусмотренные действующим законодательством, а также договорными обязательствами между руководством Общества и принятым на работу лицом.

9.3. Ответственность за разглашение конфиденциальных сведений несет персонально каждый работник Общества, имеющий доступ к этим сведениям и допустивший их утечку (разглашение).

9.4. По факту разглашения конфиденциальных сведений для проведения служебного расследования создается комиссия, в которую включается представитель УБ.

9.5. Комиссия, проводящая служебное расследование, устанавливает: обстоятельства разглашения конфиденциальных сведений; лиц, виновных в разглашении сведений; причины и условия, способствовавшие разглашению сведений.

9.6. Служебное расследование проводится в минимально короткий срок, но не более одного месяца со дня обнаружения факта разглашения. Одновременно с работой комиссии принимаются меры по локализации отрицательных последствий разглашения сведений конфиденциального характера.

9.7. При выявлении нарушения требования режима конфиденциальности к лицу, допустившему нарушение, могут быть применены меры дисциплинарного взыскания.

9.8. Руководство Общества принимает решение о применении к виновным лицам мер материальной ответственности в порядке, предусмотренном действующим трудовым законодательством Российской Федерации.

9.9. При наличии в действиях лица, разгласившего конфиденциальные сведения, признаков административного правонарушения или уголовного преступления, руководство Общества имеет право обращаться в правоохранительные органы для привлечения его к ответственности в соответствии с действующими нормативными правовыми актами.

9.10. При причинении лицом, разгласившим конфиденциальные сведения, ущерба (экономического, морального и др.) и при отказе добровольно возместить причиненный вред, руководство Общества имеет право обратиться в суд за защитой своих интересов.

Открытое акционерное общество "Центральная телекоммуникационная компания"
ИНН 5000000970

Приложение №2

БУХГАЛТЕРСКИЙ БАЛАНС

			КОДЫ
		Форма № 01 по ОКУД	0710001
на	30 сентября 2005 года	Дата (год, месяц, число)	30.09.2005
Организация	ОАО "ЦентрТелеком" (МРК)	по ОКПО	01140111
Идентификационный номер налогоплательщика	5000000970	ИНН	5000000970
Вид деятельности	услуги связи	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	смешанная	по ОКОПФ/ОКФС	48/31
Единица измерения:	тыс.руб.	по ОКЕИ	384
Адрес:	125993, г.Москва,Дегтярный пер.,дом 6, стр.2		
		Дата утверждения	
		Дата отправки (принятия)	

АКТИВ	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ					
Нематериальные активы		110	110	114	485
Основные средства		120	120	29 218 754	28 380 729
Капитальные вложения		130	130	3 156 665	4 257 651
Доходные вложения в материальные ценности		135	135	1 439	1 439
Долгосрочные финансовые вложения		140	**140**	1 485 805	1 522 607
в том числе: инвестиции в дочерние общества			141	1 464 753	1 473 706
инвестиции в зависимые общества			142	4 124	4 124
инвестиции в другие организации			143	10 056	24 481
прочие долгосрочные финансовые вложения			144	6 872	20 296
Отложенные налоговые активы		145	145	171 703	200 382
Прочие внеоборотные активы		150	150	3 054 998	3 393 162

Открытое акционерное общество "Центральная телекоммуникационная компания"
ИНН 5000000970

Итого по разделу I		190	**190**	37 089 478	37 756 455

АКТИВ	**Пояснения**	**Код показателя**	**Код строки**	**На начало отчетного периода**	**На конец отчетного периода**
1	**1а**	**2**	**2а**	**3**	**4**
II.ОБОРОТНЫЕ АКТИВЫ Запасы		210	**210**	1 086 032	1 066 239
в том числе: сырье, материалы и другие аналогичные ценности		211	211	640 430	616 906
затраты в незавершенном производстве(издержках обращения)		213	213	672	1 465
готовая продукция и товары для перепродажи		214	214	26 198	21 344
товары отгруженные		215	215	288	84
расходы будущих периодов		216	216	418 444	426 440
прочие запасы и затраты		217	217		
Налог на добавленную стоимость по приобретенным ценностям		220	220	2 077 515	1 592 615
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)		230	**230**	50 123	29 023
в том числе: покупатели и заказчики		231	231		
авансы выданные			232	25 400	10 567
прочие дебиторы			233	24 723	18 456
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)		240	**240**	2 843 545	2 874 246
в том числе: покупатели и заказчики		241	241	1 769 705	1 768 38[illegible]
авансы выданные			242	211 190	265 130
прочие дебиторы			243	862 650	840 729
Краткосрочные финансовые вложения		250	250	2 678	1 197
Денежные средства,		260	260	1 369 112	1 065 986
Прочие оборотные активы		270	270	1 283	1 538
Итого по разделу II		290	**290**	7 430 288	6 630 844
БАЛАНС (сумма строк 190+290)		300	**300**	44 519 766	44 387 299

ПАССИВ	**Пояснения**	**Код показателя**	**Код строки**	**На начало отчетного периода**	**На конец отчетного периода**
1	**1а**	**2**	**2а**	**3**	**4**

Открытое акционерное общество "Центральная телекоммуникационная компания"
ИНН 5000000970

III. КАПИТАЛ И РЕЗЕРВЫ				
Уставный капитал	410	410	631 200	6 311 999
Добавочный капитал	420	420	6 327 621	646 822
Резервный капитал	430	430	31 560	31 560
Собственные акции, выкупленные у акционеров	411	440		
Нераспределенная прибыль(непокрытый убыток) прошлых лет	470	460	8 123 566	7 981 800
Нераспределенная прибыль (непокрытый убыток) отчетного года	470	470	Х	548 051
Итого по разделу III	490	**490**	15 113 947	15 520 232
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА				
Кредиты и займы	510	**510**	12 237 350	11 330 511
в том числе:				
кредиты		511	3 728 372	5 585 580
займы		512	8 508 978	5 744 931
Отложенные налоговые обязательства	515	515	581 637	708 921
Прочие долгосрочные обязательства	520	520	3 351 612	2 444 019
Итого по разделу IV	590	**590**	16 170 599	14 483 451
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА				
Кредиты и займы	610	**610**	6 590 118	8 532 961
в том числе:				
кредиты		611	4 160 134	4 007 209
займы		612	2 429 984	4 525 752
Кредиторская задолженность,	620	**620**	6 155 711	5 248 264
в том числе:				
поставщики и подрядчики	621	621	4 169 401	2 933 534
авансы полученные	625	622	396 358	377 701
задолженность перед персоналом организации	622	623	13 844	233 817
задолженность перед государственными внебюджетными фондами	623	624	14 821	106 070
задолженность по налогам и сборам	624	625	745 113	577 224
прочие кредиторы	625	626	816 174	1 019 918
Задолженность участникам (учредителям) по выплате доходов	630	630	20 566	107 162
Доходы будущих периодов	640	640	460 921	495 028
Резервы предстоящих расходов	650	650	7 904	201
Прочие краткосрочные обязательства	660	660		
Итого по разделу V	690	**690**	13 235 220	14 383 616
БАЛАНС (сумма строк 490+590+690)	700	**700**	44 519 766	44 387 299

Справка
о
наличи
и
ценност

Открытое акционерное общество "Центральная телекоммуникационная компания"
ИНН 5000000970

Справка о наличии ценностей, учитываемых на забалансовых счетах

Наименование показателя	Пояснения	Код показа-теля	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
Арендованные основные средства		910	901	1 256 626	1 222 735
в том числе по лизингу		911	911	725 203	636 107
Товарно-материальные ценности, принятые на ответственное хранение		920	902	7 852	382 850
Товары, принятые на комиссию		930	903	6 027	7 100
Списанная в убыток задолженность неплатежеспособных дебиторов		940	904	304 099	374 498
Обеспечения обязательств и платежей полученные		950	905	8 631 267	7 751 657
Обеспечения обязательств и платежей выданные		960	906	13 593 075	14 910 938
Износ жилищного фонда		970	907	27 880	26 858
Износ объектов внешнего благоустройства и других аналогичных объектов		980	908	1 462	1 615
Средства оплаты услуг связи			909	120 720	115 117

Справка о стоимости чистых активов

Наименование показателя	Пояснения	Код показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	1а	2	2а	3	4
Чистые активы			1000	15 574 868	16 015 260

Главный бухгалтер ______________ Р.П.Константинова

(подпись) (расшифровка подписи)

Руководитель ______________ Р.А.Амарян

(подпись) (расшифровка подписи)

27 октября 2005 года

Открытое акционерное общество "Центральная телекоммуникационная компания"
ИНН 5000000970

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

			КОДЫ
		Форма № 02 по ОКУД	**0710002**
за	**9 месяцев 2005 года**	Дата (год, месяц, число)	30.09.2005
Организация	**ОАО "ЦентрТелеком" (МРК)**	по ОКПО	**01140111**
Идентификационный номер налогоплательщика	**5000000970**	ИНН	5000000970
Вид деятельности	**услуги связи**	по ОКВЭД	64.20
Организационно-правовая форма /форма собственности	смешанная	по ОКОПФ/ОКФС	**48/31**
Единица измерения:	**тыс.руб.**	по ОКЕИ	**384**

Наименование показателя	Пояснения	Код показ а-теля	Код строки	За отчетный период	За аналогичный период прошлого года
1	1а	2	2а	3	4
I. Доходы и расходы по обычным видам деятельности					
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость,акцизов и аналогичных обязательных платежей)		010	010	20 006 572	17 987 158
в том числе от продажи: услуг связи			011	19 719 564	17 726 796
Себестоимость проданных товаров, продукции, работ, услуг		020	020	(15 499 568)	(14 417 030)
в том числе: услуг связи			021	(15 371 038)	(14 270 339)
Прибыль (убыток) от продаж (строки 010 -020)		050	**050**	4 507 004	3 570 128
II. ОПЕРАЦИОННЫЕ ДОХОДЫ И РАСХОДЫ					
Проценты к получению		060	060	1 385	47 502
Проценты к уплате		070	070	(1 744 407)	(1 231 425)
Доходы от участия в других организациях		080	080	6 163	616
Прочие операционные доходы		090	090	36 193	345 844
Прочие операционные расходы		100	100	(929 777)	(1 427 919)
III. ВНЕРЕАЛИЗАЦИОННЫЕ ДОХОДЫ И РАСХОДЫ					
Внереализационные доходы		120	120	233 099	282 814
Внереализационные расходы		130	130	(1 068 600)	(1 253 078)
Прибыль (убыток) до налогообложения (стр.050+060-070+080+090-100+120-130)		140	**140**	1 041 060	334 482
Расходы по налогу на прибыль (строки -151+/-152+/-153) в том числе:			**150**	(494 248)	(325 784)
отложенные налоговые обязательства		142	151	(127 503)	(154 433)
отложенные налоговые активы		141	152	28 680	2 458
Текущий налог на прибыль		150	153	(395 425)	(173 809)
Прибыль (убыток) от обычной деятельности (строки 140-150)			**160**	546 812	8 698

IV. ЧРЕЗВЫЧАЙНЫЕ ДОХОДЫ И РАСХОДЫ					
Чрезвычайные доходы			170	2 423	518
Чрезвычайные расходы			180	(1 184)	(254)
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки 160+170-180)		190	**190**	548 051	8 962
СПРАВОЧНО					
Условный расход /доход по налогу на прибыль			201	(250 152)	(80 339)
Постоянные налоговые обязательства		200	202	(244 096)	(245 445)
Постоянные налоговые активы		200	203		

Наименование показателя	Пояснения	Код показ а-теля	Код строки	За отчетный период	За аналогичный период прошлого года
1	1а	2	2а	3	4
Базовая прибыль (убыток) на акцию			301	X	X
Разводненная прибыль (убыток) на акцию			302	X	X

*** Заполняется в годовой бухгалтерской отчетности**

Расшифровка отдельных прибылей и убытков

Наименование показателя	Код показателя	Код строки	За отчетный период		За аналогичный период предыдущего года	
			прибыль	убыток	прибыль	убыток
1	1а	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании		401	14 159	(21 323)	14 023	(25 578)
Прибыль (убыток) прошлых лет		402	30 148	(47 410)	28 446	(69 104)
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств		403	3 963	(985)	4 492	(1 735)
Курсовые разницы по операциям в иностранной валюте		404	89 666	(24 652)	162 870	(125 635)
Отчисления в оценочные резервы		405	96 117	(307 183)	47 233	(604 201)

Списание дебиторских и кредиторских задолженностей		406	3 210	(9 761)	1 260	(3 052

Руководитель __________ Р.А.Амарян

(подпись) (расшифровка подписи)

Главный бухгалтер _______Р.П.Константинова

(подпись) (расшифровка подписи)

27 октября 2005 года

Приложение №3

ПОЛОЖЕНИЕ

УЧЕТНАЯ ПОЛИТИКА ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА «ЦЕНТРАЛЬНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ»

НА 2005 ГОД

Москва
2004

ЕДИНАЯ УЧЕТНАЯ ПОЛИТИКА ОРГАНИЗАЦИЙ ГРУППЫ СВЯЗЬИНВЕСТ НА 2005 ГОД

СОДЕРЖАНИЕ

ВВЕДЕНИЕ

Настоящее Положение об Учетной политике Организации разработано в соответствии с требованиями законодательства Российской Федерации.

Для целей настоящего Положения под Учетной политикой Организации понимается выбранная Организацией обоснованная и раскрытая для различных пользователей совокупность способов ведения бухгалтерского учета – первичного наблюдения, стоимостного измерения, текущей группировки и итогового обобщения фактов хозяйственной деятельности – с целью формирования максимально оперативной, полной, объективной и достоверной финансовой и управленческой информации.

В случаях, когда системой нормативного регулирования бухгалтерского учета Российской Федерации не установлен способ ведения бухгалтерского учета по конкретному вопросу, при формировании Учетной политики Организацией осуществлялась разработка соответствующего способа учета, исходя из действующих Положений по бухгалтерскому учету.

Учетная политика Организации, являясь основой системы бухгалтерского учета, призвана обеспечить:

выполнение таких основополагающих принципов учета, как полнота, своевременность, осмотрительность, приоритет содержания перед формой, непротиворечивость, рациональность;

соблюдение общих требований к бухгалтерской отчетности: полноты, существенности, нейтральности, сравнимости, сопоставимости;

достоверность отчетности, подготавливаемой в Организации - бухгалтерской, налоговой, управленческой, статистической;

единство методики при организации и ведении бухгалтерского учета в Организации в целом и в ее подразделениях[15];

оперативность и гибкость реагирования системы бухгалтерского учета на изменения условий осуществления финансово-хозяйственной деятельности, в том числе обусловленных изменениями законодательных и нормативных актов.

В настоящем Положении наряду с общими обязательными требованиями и правилами учтены особенности Организации электросвязи:

наличие внутренних документов, регламентирующих учетный процесс под углом зрения отраслевой специфики;

наличие значительного количества подразделений, в ряде случаев территориально удаленных от места расположения Дирекции Организации;

Положение последовательно раскрывает принятые при формировании учетной политики способы бухгалтерского учета, существенно влияющие на оценку и принятие решений заинтересованными пользователями бухгалтерской отчетности, без знания о применении которых невозможна достоверная оценка финансового положения, движения денежных

---

[15] Для целей данного документа под подразделениями Организации, если не указано иное, понимаются региональные филиалы и структурные подразделения

средств или финансовых результатов деятельности Организации.

Способы ведения бухгалтерского учета, избранные Обществом при формировании настоящей Учетной политики, утверждаются Приказом генерального директора Организации и применяются с первого января 2005 года.

Настоящим Положением в своей деятельности должны руководствоваться все лица, связанные с решением вопросов, регламентируемых Учетной политикой:

руководство Организации;

руководители региональных филиалов и структурных подразделений, отвечающие за организацию и состояние учета во вверенных им подразделениях;

работники служб и отделов, отвечающие за своевременную разработку, пересмотр, доведение нормативно-справочной информации до подразделений-исполнителей;

работники всех служб и подразделений, отвечающие за своевременное предоставление первичных документов в бухгалтерию;

работники бухгалтерской службы, отвечающие за своевременное и качественное выполнение всех видов учетных работ и составление достоверной отчетности всех видов;

другие работники.

Учетная политика сформирована на 2005 год и не подлежит изменению за исключением следующих случаев:

изменения законодательства Российской Федерации или нормативных актов по бухгалтерскому учету;

разработки организацией новых способов ведения бухгалтерского учета;

существенного изменения условий деятельности в результате реорганизации, смены собственников, изменения видов деятельности и т.п.

Изменения, вносимые в текст Положения об Учетной политике Организации, рассматриваются Советом Директоров и утверждаются генеральным директором Организации.

Изменение учетной политики должно вводиться с 1 января года (начала финансового года), следующего за годом ее утверждения.

Ответственность за соблюдение методологии возлагается на Главного бухгалтера организации.

В процессе ведения бухгалтерского учета Организация применяет также методические указания по направлениям учета, перечень которых приведен в Приложении №2.

1. ОРГАНИЗАЦИОННЫЕ АСПЕКТЫ УЧЕТНОЙ ПОЛИТИКИ

1.1. Общие сведения об Организации электросвязи

Виды деятельности Организации определены ее Уставом.

Организация электросвязи имеет три уровня управления:
Дирекция Организации;
региональные филиалы;
структурные подразделения.

1.2. Принципы организации учетных служб

Понятие **"учетная служба"** определяет комплекс структурных единиц и должностных лиц, выполняющих операции по сбору первичной информации, ее обработке и анализу, а также составлению на ее основе отчетов для различных групп пользователей.

Под **специализированной учетной службой** понимается структурная единица Организации, выполняющая функции сбора, обработки и группировки информации в виде сводных регистров аналитического и синтетического учета, внесения записей на счета бухгалтерского учета. В зависимости от уровня организационной структуры в состав специализированной учетной службы входят: бухгалтерия, налоговый отдел, группа сводной отчетности и пр.

Функциональные службы (например, линейно-кабельный цех, транспортный цех, отдел по работе с клиентами и т.п.) выполняют функции по сбору и обработке первичной информации для ее дальнейшей регистрации в системе учета.

На каждом уровне управления учетная служба обеспечивает сбор и обработку информации с целью предоставления данных пользователям для выработки, обоснования и принятия решений на своем уровне управления, а также для обеспечения вышестоящих органов управления информацией, необходимой для выработки, обоснования и принятия решений на более высоком уровне управления.

Принципы разделения полномочий и ответственности учетных служб на каждом из трех уровней управления (по вертикали) и внутри каждого уровня управления (по горизонтали) регулирует "Положение о принципах организации учета". Этим же Положением определяются структура, функции и задачи специализированных и функциональных учетных служб. Распределение обязанностей и взаимоотношения между специализированными и функциональными учетными службами регулируются Положением о принципах организации учета и Положением о системе документооборота.

Ведение бухгалтерского учета и контроля возлагается на бухгалтерскую службу Организации как составную часть специализированной учетной службы, возглавляемую главным бухгалтером. Бухгалтерская служба Организации включает в себя бухгалтерии подразделений, непосредственно возглавляемые главными (старшими) бухгалтерами этих подразделений. Функции центральной бухгалтерии выполняет бухгалтерия Дирекции Организации.

1.3. Порядок организации документооборота и технология обработки учетной документации

В Организации правила и порядок организации документооборота, график

документооборота, технология обработки первичных учетных документов, в том числе:

порядок создания первичных документов;

порядок проверки первичных документов;

порядок и сроки их передачи для отражения в бухгалтерском учете;

порядок передачи документов в архив

регламентируется Положением о системе документооборота.

В Организации применяются унифицированные формы первичной учетной документации, утвержденные Госкомстатом РФ.

При оформлении финансово-хозяйственных операций, по которым не предусмотрены унифицированные формы, применяются самостоятельно разработанные формы первичных учетных документов (в том числе включенные в Положение о системе документооборота), содержащие обязательные реквизиты, установленные Федеральным Законом от 21.11.1996 №129-ФЗ «О бухгалтерском учете».

Право подписи первичных учетных документов устанавливаются внутренними организационно-распорядительными документами.

1.4. Порядок организации и проведения инвентаризации имущества и обязательств

Инвентаризации подлежит все имущество Организации, независимо от места нахождения, и все виды обязательств.

Инвентаризация в Организации проводится в следующие сроки:

основных средств – не реже одного раза в два года по состоянию на 31 октября отчетного года;

нематериальных активов – ежегодно по состоянию на 30 ноября отчетного года;

незавершенного капитального строительства и других капитальных вложений – ежегодно по состоянию на 31 октября отчетного года;

сырья, материалов, драгоценных металлов, оборудования к установке, полуфабрикатов, товаров, готовой продукции на складах - ежегодно по состоянию на 31 октября отчетного года;

незавершенного производства – ежеквартально по состоянию на конец квартала;

доходов и расходов будущих периодов - ежегодно по состоянию на 31 декабря отчетного года;

денежных средств на счетах в учреждениях банков – ежегодно по состоянию на 31 декабря отчетного года;

денежных средств в кассе - не реже, чем один раз в квартал;

долгосрочных финансовых вложений - ежегодно по состоянию на 31 декабря отчетного года;

краткосрочных финансовых вложений, денежных документов – ежеквартально по состоянию на конец квартала;

расчетов с дебиторами и резерва по сомнительным долгам – ежеквартально по состоянию на конец квартала;

расчетов с кредиторами – по расчетам с операторами связи - ежеквартально по состоянию на конец квартала, с остальными кредиторами – один раз в год по состоянию на 31 декабря отчетного года;

расчетов по налогам и обязательным отчислениям в бюджет и внебюджетные фонды, по целевому финансированию – ежегодно по состоянию на 31 декабря текущего года;

внутрихозяйственных расчетов – не реже одного раза в квартал;

расчетов с персоналом, подотчетными лицами – ежеквартально по состоянию на конец квартала;

резервов по условным обязательствам, резервов под обесценение вложений в ценные бумаги,

резервов под снижение стоимости материальных ценностей – ежегодно по состоянию на 31 декабря отчетного года;

Для проведения инвентаризации на уровне Дирекции Организации и Управлений региональных филиалов создаются постоянно действующие инвентаризационные комиссии, состав которых утверждается:

для Дирекции Организации – генеральным директором Организации;

для региональных филиалов - директором филиала.

Подробный порядок организации и проведения инвентаризации имущества и обязательств Организации определен в Положении о порядке проведения инвентаризации активов и обязательств и мерах по обеспечению сохранности активов.

1.5. Порядок составления бухгалтерской отчетности Организации

Бухгалтерская отчетность Организации составляется в порядке и в сроки, предусмотренные Федеральным Законом от 21.11.96 №129-ФЗ "О бухгалтерском учете" и другими нормативными актами Российской Федерации, регламентирующими ведение бухгалтерского учета и отчетности.

Бухгалтерская отчетность Организации формируется бухгалтерией Дирекции Организации на основании обобщенной информации об имуществе, обязательствах и результатах деятельности Организации с учетом информации, предоставляемой бухгалтериями региональных филиалов. Формирование отчетности бухгалтериями региональных филиалов производится на основании данных, предоставляемых бухгалтериями структурных подразделений.

При составлении бухгалтерской отчетности применяются формы, разработанные Организацией с учетом рекомендаций, содержащихся в соответствующих нормативных документах.

Внутренние формы бухгалтерской отчетности, а также конкретные сроки их представления приведены в Положении о порядке формирования бухгалтерской отчетности Организации.

1.6. Рабочий план счетов Организации

При ведении бухгалтерского учета всеми подразделениями Организации используется Единый план счетов (Приложение 1).

Порядок использования Единого плана счетов, включая распределение компетенции по ведению счетов и субсчетов бухгалтерского учета между бухгалтерскими службами разных уровней управления Организации, регламентируется Инструкцией по применению Единого плана счетов.

2. Методические аспекты Учетной политики

2.1. Порядок учета нематериальных активов

Сумма амортизационных отчислений по нематериальным активам определяется ежемесячно по нормам, рассчитанным, исходя из их первоначальной стоимости и срока полезного использования линейным способом.

Ожидаемый срок полезного использования нематериальных активов определяется при их постановке на учет специально созданной комиссией и утверждается генеральным директором Организации.

Амортизационные отчисления по нематериальным активам отражаются в бухгалтерском учете путем накопления на счете 05 "Амортизация нематериальных активов" сумм амортизации начисленной линейным способом.

2.2. Порядок учета основных средств

Переоценка основных средств в 2005 г. не производится.

Начисление амортизации по объектам основных средств производится линейным способом исходя из первоначальной стоимости или восстановительной стоимости (в случае проведения переоценки) объекта основных средств и нормы амортизации, исчисленной исходя из срока полезного использования этого объекта.

Срок полезного использования по группам однородных объектов основных средств определяется комиссией по приемке основных средств в соответствии с Единой классификацией основных средств ОАО «ЦентрТелеком», утвержденной Приказом Генерального директора.

По приобретенным основным средствам, ранее бывшим в эксплуатации, срок полезного использования определяется исходя из сроков фактической эксплуатации и предполагаемых сроков полезного использования основных средств в Организации.

Объекты основных средств стоимостью не более 10000 рублей за единицу, а также книги, брошюры и т.п. издания, приобретенные начиная с 01.01.2002 года, списываются на затраты производства (расходы на продажу) по мере отпуска их в производство или эксплуатацию с использованием счета 02 «Амортизация основных средств». В целях обеспечения сохранности этих объектов в производстве или при эксплуатации в Организации осуществляется надлежащий контроль за их движением на счете 01 «Основные средства».

Готовые к эксплуатации объекты, которые планируются к использованию в составе основных средств, до момента начала эксплуатации числятся в составе вложений во внеоборотные активы.

Объекты недвижимости, по которым закончены капитальные вложения, оформлены соответствующие первичные учетные документы по приемке-передаче, принимаются к бухгалтерскому учету в качестве основных средств с начала их фактической эксплуатации с выделением на отдельном субсчете к счету учета основных средств.

По основным средствам, полученным по договорам лизинга, устанавливается срок полезного

использования равный сроку действия договора лизинга.

Затраты на проведение всех видов ремонтов включаются в себестоимость того отчетного периода, в котором они были произведены. Резерв предстоящих расходов на ремонт основных средств не создается.

2.3. Порядок учета материально-производственных запасов

Формирование фактической себестоимости материально-производственных запасов (МПЗ) в бухгалтерском учете Организации осуществляется с использованием счетов 15 "Заготовление и приобретение материальных ценностей" и 16 "Отклонение в стоимости материальных ценностей".

Бухгалтерский учет материально – производственных запасов на счетах 10 "Материалы" и 41 "Товары" осуществляется по учетным ценам.

Материально-производственные запасы (сырье, материалы, товары) принимаются к бухгалтерскому учету по учетной цене, под которой понимается:

при приобретении МПЗ за плату – цена поставщика в соответствии с договором поставки (купли-продажи);

при изготовлении МПЗ самой организацией – сумма фактических затрат, связанных с их производством;

при внесении МПЗ в счет вклада в уставный капитал организации – денежная оценка, согласованная учредителями с учетом требований Закона «Об акционерных обществах»;

при получении МПЗ по договору дарения (безвозмездно), а также остающихся от выбытия основных средств и другого имущества – текущая рыночная стоимость на дату принятия к бухгалтерскому учету;

при получении МПЗ по договорам, предусматривающим исполнение обязательств (оплату) неденежными средствами – стоимость активов, переданных или подлежащих передаче Организацией[16].

Транспортно-заготовительные расходы (ТЗР) и расходы по доведению материалов до состояния, в котором они пригодны к использованию в предусмотренных в Организации целях, учитываются в бухгалтерском учете на счете 16 «Отклонения в стоимости материалов» независимо от удельного веса ТЗР или величины отклонений к учетной стоимости материала.

Товары в розничной торговле, учитываемые на счете 41.02, отражаются в бухгалтерском учете по продажным ценам.

Затраты по заготовке и доставке товаров, предназначенных для реализации через розничную и оптовую торговую сеть, до складов Организации учитываются в составе издержек обращения.

Готовая продукция учитывается по фактической производственной себестоимости изготовления

[16] Стоимость активов, переданных или подлежащих передаче Организацией, устанавливаются исходя из цены, по которой в сравнимых обстоятельствах обычно Организация определяет стоимость аналогичных активов. При невозможности установить стоимость ценностей, переданных или подлежащих передаче организацией, стоимость материально- производственных запасов, полученных организацией по договорам, предусматривающим исполнение обязательств (оплату) неденежными средствами, определяется исходя из стоимости, по которой в сравнимых обстоятельствах приобретаются аналогичные материально-производственные запасы.

без использования счета 40 "Выпуск продукции (работ, услуг)".

В составе материально-производственных запасов учитываются материальные ценности, которые нецелесообразно учитывать в составе основных средств независимо от срока службы в силу нерациональности пообъектного учета. К таким предметам относятся: канцтовары, посуда, мелкий хозяйственный инвентарь и рабочие инструменты.

Спецодежда, приобретенная в собственность организацией, принимается к учету в сумме фактических затрат на приобретение по дебету счета 10 «Материалы».

Спецодежда стоимостью не более 10000 руб. за единицу при любом сроке использования, а также спецодежда со сроком полезного использования не превышающим 12 месяцев при любой стоимости за единицу списывается на счета учета затрат полностью по мере передачи в эксплуатацию.

Спецодежда стоимостью более 10000 руб. за единицу и сроком полезного использования, превышающим 12 месяцев, после передачи в эксплуатацию учитывается на счете «Специальная одежда в эксплуатации» с погашением стоимости равными долями в течение срока полезного использования.

Оценка выбывающих материально–производственных запасов производится следующими способами:

По способу средней себестоимости:

сырье;

материалы;

готовая продукция;

товары для перепродажи.

По себестоимости каждой единицы:

драгоценные металлы.

2.4. Порядок пересчета активов и обязательств, выраженных в иностранной валюте

Пересчет стоимости денежных знаков в кассе Организации, средств на счетах в кредитных организациях, денежных и платежных документов, краткосрочных ценных бумаг, средств в расчетах (включая по заемным обязательствам) с юридическими и физическими лицами, остатков средств целевого финансирования, полученных из бюджета или иностранных источников в рамках технической или иной помощи Российской Федерации в соответствии с заключенными соглашениями (договорами), выраженной в иностранной валюте, в рубли производится на дату совершения операции в иностранной валюте, а также на отчетную дату составления бухгалтерской отчетности.

2.5. Порядок формирования доходов

Для целей учета обычные виды деятельности Организации подразделяются на профильные и непрофильные.

Под профильными видами подразумеваются те виды деятельности, которые непосредственно связаны с оказанием услуг связи. Все остальные виды деятельности являются непрофильными.

Обычными видами деятельности признаются:

профильные виды деятельности:

услуги городской телефонной связи

предоставление доступа к ГТС;

предоставление местного телефонного соединения (разговора) абонентам фиксированной связи в городской местности (предоставление абонентской линии в пользование в городской местности; пропуск местного трафика);

предоставление местного телефонного соединения с городского таксофона;

предоставление в пользование прямых проводов и соединительных линий;

прочие услуги ГТС (присоединение, переоформление и т. д.) **услуги сельской телефонной связи**

услуги сельской телефонной связи

предоставление доступа к СТС;

предоставление местного телефонного соединения (разговора) абонентам фиксированной связи в сельской местности (предоставление абонентской линии в пользование в сельской местности; пропуск местного трафика);

предоставление местного телефонного соединения с сельского таксофона;

предоставление в пользование прямых проводов и соединительных линий;

прочие услуги СТС (присоединение, переоформление и т. д.)

услуги междугородной и международной телефонной связи

предоставление междугородного телефонного соединения с использованием таксофона;

предоставление международного и междугородного телефонного соединения;

предоставление международного телефонного соединения с использованием таксофона;

предоставление в пользование междугородных и международных каналов;

прочие услуги междугородной и международной связи (конференции, тех обслуживание и т. д.)

Услуги документальной электросвязи

услуги документарной электросвязи

внутренние телеграммы;

международные телеграммы;

предоставление в пользование телеграфных каналов;

абонентское телеграфирование;

услуги передачи данных;

услуги телематических служб;

передача газетных полос;

прочие услуги документальной электросвязи

услуги Интернет

услуги радиосвязи

услуги радиовещания

услуги телевидения

услуги проводного вещания

предоставление и обслуживание радиотрансляционных точек;

предоставление доступа к сети проводного вещания;

прочие доходы от радиотрансляционных точек; **Услуги беспроводной радиосвязи**

услуги беспроводной радиосвязи

услуги персонального радиовызова (пейджинг);

услуги сотовой связи;

прочие услуги беспроводной радиосвязи

непрофильные виды деятельности:

услуги по предоставлению активов организации в аренду;
транспортные услуги;
изготовление продукции средств телекоммуникаций;
услуги торговли;
услуги общественного питания;
услуги строительного характера;
услуги информационно-вычислительного обслуживания;
издательская деятельность (издание справочников, газет);
информационное обслуживание;
оказание посреднических (агентских, комиссионных) услуг;
услуги по предоставлению доступа к электроэнергии;
услуги образования;
услуги охраны;
посредническая деятельность;
бытовое обслуживание населения;
услуги учреждений отдыха;
рекламная деятельность;
иные виды деятельности, удовлетворяющие критериям, изложенным выше.

Доходы, отличные от доходов от обычных видов деятельности, считаются прочими доходами.

2.6. Порядок формирования расходов

Для целей учета расходов обычные виды деятельности Организации подразделяются на профильные и непрофильные.

В бухгалтерском учете ведется раздельный учет затрат по видам услуг, работ и производимой продукции, которые являются объектами калькулирования.

Для целей распределения затрат по профильным видам деятельности на объекты калькулирования Организация использует метод учета затрат по производственным процессам.

Производственным процессом называется однозначно определяемая деятельность (последовательность действий или совокупность функций и заданий), не ограниченная во времени и имеющая распознаваемый результат.

Для целей распределения затрат на объекты калькулирования процессы подразделяются на основные производственные процессы, вспомогательные производственные процессы и совместные процессы.

К основным производственным процессам относятся процессы, совершаемые непосредственно для оказания услуг связи.

К вспомогательным производственным процессам относятся процессы, необходимые для осуществления основных и совместных производственных процессов и опосредованно связанные с оказанием услуг связи.

К совместным производственным процессам относятся процессы, необходимые для

осуществления основных производственных процессов, но не связанные с оказанием услуг связи.

Базами распределения затрат являются фактические натуральные показатели производственной деятельности Организации, состав которых определен в Методических указаниях по учету расходов.

Все затраты, связанные с профильными видами деятельности, являются косвенными, то есть не относимыми прямо, а распределяемыми между объектами калькулирования, и учитываются в разрезе производственных процессов.

Затраты по профильным видам деятельности отражаются на счетах 30 "Основные производственные процессы" и 31 "Вспомогательные производственные процессы".

Затраты, связанные с непрофильными видами деятельности, учитываются на счетах 23 "Вспомогательные производства", 29 "Обслуживающие производства и хозяйства" и 44 «Расходы на продажу» в разрезе видов деятельности.

Производится калькуляция полной себестоимости оказанных услуг, выполненных работ, произведенной продукции без выделения управленческих и коммерческих расходов.

Затраты по совместным производственным процессам отражаются на счете 32 "Совместные производственные процессы".

Затраты, собранные на счете 31 "Вспомогательные производственные процессы", распределяются между основными и совместными производственными процессами на счета 30 "Основные производственные процессы" и 32 "Совместные производственные процессы" на основании данных о базах распределения, предоставляемых производственными службами в конце отчетного периода.

Затраты, собранные на счете 30 "Основные производственные процессы", распределяются на счет 20 "Основное производство" по объектам калькулирования (услугам) на основании данных о базах распределения, предоставляемых производственными службами в конце отчетного периода, а также на счет 33 "Затраты на эксплуатацию оборудования" по видам оборудования условной цифровой сети, составляемой инженерными службами ежегодно. Распределение затрат по видам оборудования производится в соответствии с расчетными данными инженерных служб о доле задействования оборудования в основных производственных процессах.

Затраты, собранные на счете 33 "Затраты на эксплуатацию оборудования" распределяются на счет 20 "Основное производство" по объектам калькулирования (услугам) на основании данных инженерных служб об интенсивности и продолжительности использования каждого из видов оборудования конкретной услугой, которые рассчитываются в начале каждого года или при существенных изменениях в топографии сети связи.

Для целей расчета себестоимости услуг, работ, продукции непрофильных видов деятельности, фактические затраты на оказанные услуги, законченные работы и продукцию, переданную на склад, собранные на счетах 23 "Вспомогательные производства" и 29 "Обслуживающие производства и хозяйства", списываются на счет 43 "Готовая продукция" (в случае выпуска готовой продукции), соответствующие счета производственных процессов (в случае оказания услуг или выполнения работ для профильных видов деятельности) или счет 90 "Продажи" субсчет 90-04 "Себестоимость продаж по непрофильным видам деятельности" (в случае оказания услуг, выполнения работ на сторону). Сальдо по дебету счетов 23 "Вспомогательные

производства" и 29 "Обслуживающие производства и хозяйства" отражает стоимость остатков незавершенного производства.

Затраты, отнесенные на счет совместных производственных процессов 32 "Совместные производственные процессы", списываются в конце отчетного периода на счета 20 "Основное производство" пропорционально суммам затрат, отнесенным на соответствующие счета.

Затраты на оказание услуг связи, собранные по видам услуг на счете 20 "Основное производство" полностью списываются в конце отчетного периода на счет 90 "Продажи" субсчет 90-02 "Себестоимость продаж (по профильным видам деятельности)" с аналитикой по объектам калькулирования (услугам).

Порядок учета и калькулирования себестоимости продукции (работ, услуг) непрофильных видов деятельности устанавливается Организацией самостоятельно в соответствии с рекомендациями отраслевых инструкций, регулирующих указанный порядок в тех отраслях, к которым относится данный вид непрофильной деятельности.

Распределение расходов обслуживающих производств и хозяйств по направлениям их деятельности (реализация, безвозмездная передача, оказание услуг другим подразделениям Организации) производится пропорционально прямым расходам.

Стоимость основных средств до 10000 рублей за единицу, списанных на затраты производства (расходы на продажу) по мере отпуска их в производство признается расходами материального характера.

2.7. Порядок учета расходов будущих периодов

К расходам будущих периодов относятся следующие расходы, которые признаны в отчетном периоде, но не могут быть включены в себестоимость реализованных услуг, работ, продукции этого отчетного периода, например:

расходы, связанные с освоением новых производств или видов продукции до возникновения фактов их реализации;

расходы на оплату отпусков будущих периодов;

расходы на приобретение лицензий;

расходы по страхованию имущества;

расходы, связанные с приобретением программных продуктов и баз данных по договорам купли-продажи или договорам мены, если эти активы не соответствуют условиям, установленным для нематериальных активов;

расходы, связанные с досрочным выкупом лизингового имущества;

прочие.

Расходы будущих периодов подлежат равномерному списанию за счет соответствующих источников покрытия в течение периода, к которому они относятся. При невозможности определить период, в течение которого должен быть списан произведенный расход, указанный период устанавливается специально созданной комиссией и утверждается руководителем организации (филиала, структурного подразделения).

Для целей составления отчетности расходы, связанные с приобретением программных продуктов и баз данных, а также расходы, связанные с досрочным выкупом лизингового имущества классифицируются как прочие внеоборотные активы.

Порядок учета расчетов

Расчеты неденежными средствами отражаются в учете обособленно с использованием счета 76.15.

Организация осуществляет перевод долгосрочной задолженности (дебиторской и кредиторской) в состав краткосрочной в момент, когда по условиям договора до даты погашения задолженности остается 365 дней.

Для целей составления отчетности авансы капитального характера классифицируются как прочие внеоборотные активы.

2.9. Порядок учета кредитов и займов полученных

Организация осуществляет перевод долгосрочной задолженности по полученным кредитам и займам в состав краткосрочной (на соответствующий субсчет счета 66 «Расчеты по краткосрочным кредитам и займам») в момент, когда по условиям договора займа и (или) кредита до возврата основной сумм долга остается 365 дней.

Если организация получает долгосрочный заем по договору, условиями которого предусмотрено периодическое погашение суммы займа, то по мере того, как до погашения очередной части займа остается 365 дней, она переводится в состав краткосрочной части долгосрочной задолженности на соответствующий субсчет счета 66 «Расчеты по краткосрочным кредитам и займам».

В случае заключения соглашения о пролонгации договора краткосрочного займа или перенесении срока погашения краткосрочной части задолженности по долгосрочному займу таким образом, что срок погашения займа или его указанной части будет составлять более 365 дней, сумма задолженности по займу или его частичному погашению должна быть переведена из краткосрочной задолженности в состав долгосрочной задолженности (на соответствующий субсчет счета 67 «Расчеты по долгосрочным кредитам и займам»).

Причитающийся к уплате заимодавцу доход в виде процентов начисляется равномерно (ежемесячно) в соответствии со ставкой, установленной в договоре. Если в соответствии с условиями договора уплата процентов приходится не на последний день месяца, следует доначислить задолженность перед кредитором на сумму процентов, приходящуюся на конец месяца.

По займам, полученным в денежной форме и привлеченным путем выпуска собственных векселей Организации, сумма дисконта, причитающегося к оплате векселедержателю, относится на расходы будущих периодов, с последующим списанием в состав операционных расходов ежемесячно равными долями в течение срока обращения векселей.

При этом по векселям с оговоркой "по предъявлении, но не ранее" в качестве срока обращения, исходя из которого определяется дисконт на конец отчетного периода, используется предполагаемый срок обращения векселей, определяемый в соответствии с вексельным законодательством (365 (366) дней плюс срок от даты составления векселя до минимальной даты предъявления векселя к платежу).

По займам, полученным в денежной форме и привлеченным путем выпуска облигаций Организации, в случаях продажи эмитированных облигаций по цене отличной от их номинала (с дисконтом), сумма дисконта относится на расходы будущих периодов, с последующим

списанием в состав операционных расходов ежемесячно равными долями в течение срока обращения облигаций.

Включение дополнительных затрат, связанных с получением займов и кредитов, размещением заемных обязательств, в состав операционных расходов производится в том отчетном периоде, в котором были понесены указанные затраты.

2.10. Порядок организации учета внутрихозяйственных расчетов и передачи информации обособленными подразделениями

Для учета внутрихозяйственного оборота Организацией применяется счет 79 "Внутрихозяйственные расчеты".

Все финансово-хозяйственные операции, осуществляемые между подразделениями Организации, производятся на основании извещений (авизо) через вышестоящий уровень управления. Операции между структурными подразделениями проводятся через соответствующие региональные филиалы. Операции между региональными филиалами проводятся через Дирекцию Организации.

2.11. Порядок создания и использования фондов специального назначения

Организация не создает какие-либо фонды за счет нераспределенной прибыли отчетного года за исключением фондов, создание которых предусмотрено учредительными документами Организации.

Порядок создания и использования указанных фондов определяется на основании решения общего собрания акционеров Организации с учетом требований Закона «Об акционерных обществах».

2.12. Порядок создания и использования резервов

Организация создает следующие виды резервов:

резерв под обесценение финансовых вложений (на конец отчетного года);

резервы по сомнительным долгам (ежеквартально);

резерв под снижение стоимости материальных ценностей (на конец отчетного года);

резерв предстоящих расходов по выплате вознаграждений по итогам года членам совета директоров, правления, ревизионной комиссии (на конец отчетного года).

Резерв сомнительных долгов создается ежеквартально перед составлением бухгалтерской отчетности в отношении сомнительных долгов.

Резерв сомнительных долгов создается по результатам инвентаризации дебиторской задолженности, при этом сомнительным долгом признается дебиторская задолженность, которая не погашена в сроки, установленные договором и не обеспечена залогом, поручительством, банковской гарантией.

Учитывая, индивидуальный анализ каждого сомнительного долга по услугам связи на предприятиях связи невозможен в силу большого числа абонентов, резерв создается по всем непогашенным долгам, оплата которых на дату создания резерва просрочена на 90 и более дней, в размере 100 процентов суммы долга. По долгам, оплата которых задержана менее чем на 90 дней, резерв не создается.

2.13. Порядок учета государственной помощи

Бюджетные средства (субвенции, субсидии) признаются в бухгалтерском учете по мере фактического получения денежных средств и ресурсов, отличных от денежных средств.

2.14. Порядок учета финансовых вложений.

Финансовые вложения для целей бухгалтерского учета классифицируются по видам вложений и их срочности.

При продаже, ином выбытии, включая погашение ценных бумаг, оценка выбывающих эмиссионных ценных бумаг производится по методу стоимости первых по времени приобретения ценных бумаг (ФИФО), оценка выбывающих неэмиссионных ценных бумаг – по фактической стоимости каждой бумаги.

По срочности финансовые вложения делятся на:

долгосрочные – вложения, осуществленные с намерением получать доходы по ним более 12 месяцев после отчетной даты, если установленный срок их погашения превышает 12 месяцев после отчетной даты;

краткосрочные:

вложения, осуществленные без намерения получать доходы по ним более 12 месяцев;

вложения, установленный срок погашения которых не превышает 12 месяцев после отчетной даты;

ценные бумаги, приобретенные для перепродажи, независимо от срока их погашения.

Долгосрочные финансовые вложения подлежат переводу в краткосрочные:

вследствие изменения намерений получить по ним доход более 12 месяцев после отчетной даты;

если срок до даты их погашения стал не более 12 месяцев после отчетной даты.

Краткосрочные финансовые вложения, установленный срок погашения которых превышает 12 месяцев после отчетной даты, подлежат переводу в долгосрочные (на соответствующий субсчет) при изменении первоначального намерения получить по ним доход в течение не более 12 месяцев после отчетной даты.

Оценка срочности вложений производится подразделением (лицом), назначенным приказом руководителя Организации и фиксируется в передаваемом в бухгалтерию документе по установленной Организацией форме.

Первоначальная стоимость финансовых вложений, приобретаемых за плату, формируется в сумме фактических затрат, связанных с их приобретением.

Первоначальная стоимость финансовых вложений, приобретаемых по договорам, предусматривающим оплату в рублях в сумме, эквивалентной сумме в иностранной валюте (условных денежных единицах) формируется с учетом суммовых разниц, возникающих до принятия активов в качестве финансовых вложений.

По долговым ценным бумагам не производится отнесение на финансовые результаты разницы между суммой фактических затрат на приобретение ценной бумаги и ее номинальной стоимостью.

Стоимость финансовых вложений, по которым можно определить в установленном порядке

текущую рыночную стоимость, корректируется на конец отчетного года.

Порядок учета расходов на научно-исследовательские, опытно-конструкторские и технологические работы.

Для целей составления отчетности признаются прочими внеоборотными активами завершенные научно-исследовательские, опытно-конструкторские и технологические работы, по которым получены результаты, не подлежащие правовой охране по действующему законодательству или подлежащие правовой охране, но не оформленные в установленном законодательством порядке.

Расходы на НИОКР списываются линейным способом на расходы по обычным видам деятельности с 1-го числа месяца, следующего за месяцем, в котором было начато фактическое применение полученных результатов в производстве продукции, оказании услуг, либо для управленческих нужд.

Списание расходов на научно-исследовательские, опытно-конструкторские и технологические работы осуществляется равномерно линейным способом в течение 3 лет.

ПРИЛОЖЕНИЕ 2. ПЕРЕЧЕНЬ МЕТОДИЧЕСКИХ УКАЗАНИЙ

Положение о порядке проведения инвентаризации активов и обязательств и мерах по обеспечению сохранности активов.

Положение о принципах организации учета.

Положение о системе документооборота.

Методические указания по учету основных средств.

Методические указания по учету нематериальных активов.

Методические указания по учету капитального строительства.

Методические указания по учету финансовых вложений.

Методические указания по учету производственных запасов.

Методические указания по учету расходов.

Методические указания по учету денежных средств и денежных документов.

Методические указания по учету доходов.

Методические указания по учету расчетов с покупателями и заказчиками.

Методические указания по учету расчетов с поставщиками и подрядчиками.

Методические указания по учету расчетов с прочими дебиторами и кредиторами.

Методические указания по учету кредитов и займов.

Методические указания по учету расчетов с персоналом.

Методические указания по учету собственного капитала.

Методические указания по учету целевого финансирования.

Методические указания по формированию резервов.

Методические указания по учету внутрихозяйственных расчетов.

Методические указания о порядке формирования бухгалтерской отчетности Организации.

Методические указания по формированию информации о расчетах по налогу на прибыль в ОАО «ЦентрТелеком».

ПОЛОЖЕНИЕ

УЧЕТНАЯ ПОЛИТИКА ДЛЯ ЦЕЛЕЙ НАЛОГООБЛОЖЕНИЯ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА «ЦЕНТРАЛЬНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ»

на 2005 год

Москва
2004

Общие положения

Настоящее Положение об учетной политике Открытого акционерного общества «Центральная телекоммуникационная компания» (далее – Организация) для целей налогообложения разработано в соответствии с требованиями налогового законодательства Российской Федерации.

В настоящем Положении под учетной политикой Организации для целей налогообложения понимается выбранная Организацией совокупность правил организации и технологии реализации способов ведения налогового учета с целью формирования полной и достоверной информации о порядке учета для целей налогообложения хозяйственных операций, осуществленных в течение отчетного (налогового) периода, а также обеспечения информацией внутренних и внешних пользователей для контроля за правильностью, полнотой и своевременностью исчисления и уплаты налогов.

В случаях, когда системой нормативного регулирования налогового учета Российской Федерации не установлен способ ведения налогового учета по конкретному вопросу, при формировании учетной политики Организацией осуществлялась разработка соответствующего способа учета, исходя из действующего налогового законодательства.

Учетная политика Организации для целей налогообложения, являясь основой системы налогового учета, призвана обеспечить:

выполнение таких основополагающих принципов учета, как полнота, точность, своевременность, непротиворечивость, рациональность, непрерывность и последовательность;

соблюдение установленных налоговым законодательством требований к налоговой отчетности;

единство методики при организации и ведении налогового учета в Организации в целом и в ее подразделениях[17];

оперативность и гибкость реагирования системы налогового учета на изменения условий осуществления финансово-хозяйственной деятельности и налогообложения;

правильное, полное и своевременное исчисление и уплату налогов.

В настоящем Положении наряду с общими обязательными требованиями и правилами учтены особенности Организации электросвязи:

наличие внутренних документов, регламентирующих учетный процесс под углом зрения отраслевой специфики;

наличие значительного количества подразделений, в ряде случаев территориально удаленных от места нахождения Организации;

К способам ведения налогового учета относятся:

методы группировки и оценки фактов хозяйственной деятельности, погашения стоимости активов, признания доходов и расходов;

приемы организации документооборота;

система внутреннего контроля;

способы использования данных бухгалтерского учета и системы учетных регистров;

иные соответствующие способы, методы и приемы учета.

Способы ведения налогового учета, избранные Обществом при формировании настоящей Учетной политики, утверждаются Приказом генерального директора Организации и применяются с первого января 2005 года.

В Организации созданы следующие подразделения:

филиал (региональный филиал, РФ) – обособленное подразделение, расположенное вне места нахождения (государственной регистрации юридического лица) Организации, осуществляющее функции, определенные положением о филиале, и наделенное имуществом, которое учитывается на отдельном балансе филиала и балансе Организации;

обособленное подразделение организации - иное территориально обособленное от Организации

[17] Для целей данного документа под подразделениями Организации, если не указано иное, понимаются региональные филиалы и структурные подразделения

подразделение, по месту нахождения которого оборудованы стационарные рабочие места.

Настоящим Положением в своей деятельности должны руководствоваться все лица, связанные с решением вопросов, регламентируемых Учетной политикой для целей налогообложения:

руководство Организации;

руководители региональных филиалов и структурных подразделений, отвечающие за организацию и состояние учета во вверенных им подразделениях;

работники служб и отделов, отвечающие за своевременную разработку, пересмотр, доведение нормативно-справочной информации до подразделений-исполнителей;

работники всех служб и подразделений, отвечающие за своевременное предоставление первичных документов в бухгалтерию и/или налоговые службы;

работники бухгалтерской (налоговой) службы, отвечающие за своевременное и качественное выполнение всех видов работ по налоговому учету и составлению налоговой отчетности;

Учетная политика для целей налогообложения сформирована на 2005 год и не подлежит изменению за исключением следующих случаев:

изменения законодательства о налогах и сборах;

изменения применяемых методов учета.

В случае если Организация начала осуществлять новые виды деятельности, она также обязана определить и включить в учетную политику для целей налогообложения принципы и порядок отражения для целей налогообложения этих видов деятельности.

Изменения, вносимые в текст Положения об учетной политике Организации для целей налогообложения утверждаются генеральным директором Организации.

Решение о внесении изменений в учетную политику для целей налогообложения при изменении применяемых методов учета принимается с начала нового налогового периода, а при изменении законодательства о налогах и сборах не ранее чем с момента вступления в силу изменений норм указанного законодательства.

Общие принципы организации и ведения налогового учета

Основными задачами организации налогового учета являются:

определение общих принципов разделения полномочий и ответственности налоговых и других учетных служб на каждом уровне управления (по вертикали) и внутри каждого уровня управления (по горизонтали);

создание единой системы нормативных документов Организации, регламентирующих деятельность налоговых и других учетных служб в системе ведения налогового учета Организации.

Налоговый учет осуществляется налоговой службой на всех уровнях управления Организации (в филиалах, представительствах и структурных подразделениях филиалов). Налоговые службы создаются в виде отделов (секторов), налоговых групп бухгалтерий и подчиняются главным (старшим) бухгалтерам.

Ответственность за организацию и ведение налогового учета несут генеральный директор и главный бухгалтер Организации, руководитель и бухгалтер регионального филиала, структурного подразделения.

В соответствии со статьей 19 НК РФ плательщиком налогов и сборов является Организация. Подразделения Организации исполняют обязанности налогоплательщика и налогового агента в соответствии с налоговым законодательством и нормативными документами Организации, регулирующими ведение налогового учета по отдельным налогам.

Распределение функций по ведению налогового учета и отчетности, исчислению и уплате налогов и других обязательных платежей между уровнями управления определяется налоговым законодательством по конкретным налогам и настоящей Учетной политикой. Порядок ведения налогового учета на каждом уровне управления и документооборот между уровнями управлениями могут определяться отдельными Методическими указаниями по исчислению и уплате налогов.

Налоговые декларации составляются на основании синтетических регистров налогового учета. Синтетические регистры налогового учета ведутся в форме листов деклараций по соответствующим налогам с дополнительной детализацией (расшифровкой).

Состав и формы регистров налогового учета по налогу на прибыль приведены в Приложении 1 к настоящему Положению.

Организация учета по налогу на добавленную стоимость

3.1 Порядок ведения журналов регистрации счетов-фактур, книги покупок и книги продаж

Организация ведет книгу покупок и книгу продаж, журналы учета полученных и выставленных счетов-фактур с использованием вычислительной техники. Не позднее 20 числа месяца, следующего за отчетным, книга покупок распечатывается, страницы пронумеровываются, прошнуровываются и скрепляются печатью.

Журналы учета полученных и выставленных счетов-фактур, книг покупок и книг продаж ведутся в электронном виде региональными филиалами и структурными подразделениями в виде разделов единых журналов учета полученных и выставленных счетов-фактур, единой книги покупок и единой книги продаж Организации.

Счет-фактура составляется с использованием компьютера, но может быть заполнен от руки.

Счет-фактура, книга покупок, книга продаж подписываются генеральным директором и главным бухгалтером Организации либо иными должностными лицами. Круг лиц, уполномоченных подписывать данные документы, определяется приказом по Организации (филиалу, структурному подразделению).

При оказании услуг связи счета-фактуры выставляются одновременно с платежно-расчетными документами один раз в месяц не позднее пятого числа месяца, следующего за истекшим месяцем.

При оказании услуг связи физическим лицам счета-фактуры не выписываются. Организацией составляется единый счет-фактура на общую сумму оказанных услуг физическим лицам за отчетный период.

Счета-фактуры на оказанные услуги (выполненные работы, отгруженные товары) выставляются покупателям дирекцией, региональными филиалами и структурными подразделениями (в соответствии с утвержденной структурой Организации).

Нумерация счетов-фактур в книге покупок и книге продаж производится в порядке возрастания номеров. При этом используются составные номера с индексом подразделения. Присвоение номеров производится в соответствии с кодификацией обособленных подразделений, разработанной Организацией. Код подразделения является составной частью номера счета-фактуры.

Разделы книг покупок и продаж за отчетный период представляются в электронном виде региональными филиалами и структурными подразделениями в дирекцию Организации для оформления единой книги покупок и единой книги продаж и составления деклараций по налогу на добавленную стоимость.

Вторые экземпляры выставленных счетов-фактур, книги покупок и книги продаж хранятся в электронном виде. При необходимости вышеуказанные документы могут быть распечатаны полностью и оформлены в надлежащем порядке.

3.2. Момент определения налоговой базы при реализации товаров, работ, услуг

В целях исчисления налога на добавленную стоимость моментом определения налоговой базы при реализации (передаче) товаров (работ, услуг) Организацией признается день оплаты отгруженных товаров (выполненных работ, оказанных услуг).

3.3. Порядок ведения раздельного учета операций, не облагаемых налогом на добавленную стоимость

Организация ведет раздельный учет операций, облагаемых и не облагаемых налогом.

Суммы налога, предъявленные продавцами товаров (работ, услуг) Организации, принимаются к вычету либо учитываются в стоимости этих товаров (работ, услуг) в той пропорции, в которой

они используются для производства и (или) реализации товаров (работ, услуг), операции по реализации которых подлежат либо не подлежат налогообложению (освобождаются от налогообложения). Указанная пропорция определяется исходя из стоимости отгруженных товаров (работ, услуг), операции по реализации которых подлежат налогообложению (освобождены от налогообложения), в общей стоимости товаров (работ, услуг), отгруженных за налоговый период.

В случае если в течение налогового периода доля совокупных расходов на производство товаров (работ, услуг), операции по реализации которых не подлежат налогообложению, не превышает 5 процентов общей величины совокупных расходов на производство, суммы налога, предъявленные продавцами товаров (работ, услуг) Организации, пропорциональное деление сумм входного НДС не осуществляется. При этом все суммы налога, предъявленные Организации продавцами используемых в производстве товаров (работ, услуг) в указанном налоговом периоде, подлежат вычету в порядке, установленном законодательством.

3.4. Порядок ведения раздельного учета операций, облагаемых налогом на добавленную стоимость по разным ставкам

Организация ведет раздельный учет операций, облагаемых налогом по разным ставкам.

Суммы налога, предъявленные продавцами товаров (работ, услуг) Организации, приходящиеся на операции, облагаемые НДС, подлежат распределению на операции, облагаемые по ставке 0%, и на операции, облагаемые по ставке, отличной от 0 %.

Такое распределение осуществляется в следующем порядке:

На операции, облагаемые по ставке 0 %, относятся только те суммы налога, предъявленные продавцами товаров (работ, услуг) Организации, которые приходятся на приобретенные товары (работы, услуги), использованные исключительно при осуществлении таких операций.

Остальные суммы, предъявленные продавцами товаров (работ, услуг) Организации, относятся на операции, облагаемые по ставке, отличной от 0 %.

3.5. Служебная электросвязь

Служебная электросвязь в соответствии с законодательством РФ связи не может быть использована для оказания услуг связи на условиях договора возмездного оказания услуг связи, вследствие чего не признается объектом налогообложения по НДС. Порядок признания Организацией телефонной связи служебной приведен в разделе 4.1 настоящего Положения.

Организация налогового учета по налогу на прибыль

Общий порядок признания доходов и расходов

В целях исчисления налога на прибыль доходы Организации признаются по методу начисления, то есть в том отчетном (налоговом) периоде, в котором они имели место, независимо от фактического поступления денежных средств, иного имущества (работ, услуг) и (или) имущественных прав.

Доходы от сдачи в аренду имущества Организации признаются доходами от реализации.

Доходы от предоставления в пользование прав на результаты интеллектуальной деятельности и приравненные к ним средства индивидуализации (в частности, от предоставления в пользование прав, возникающих из патентов на изобретения, промышленные образцы и другие виды интеллектуальной собственности) признаются внереализационными.

Для учета доходов от реализации для целей налогообложения принимается группировка доходов, аналогичная принятой для целей учета доходов в бухгалтерском учете (п.2.5. Учетной политики по бухгалтерскому учету).

С учетом специфики оказания услуг связи по отдельным видам деятельности устанавливается следующий момент признания дохода:

предоставление местного телефонного соединения (разговора) абонентам фиксированной связи в городской и сельской местности – последний день месяца, в котором оказаны услуги;

предоставление местного телефонного соединения с городского таксофона – последний день месяца, в котором оказана услуга;

предоставление междугороднего (внутризонового) телефонного соединения, в том числе с использованием таксофона – последний день месяца, в котором оказана услуга;

предоставление междугороднего (внутризонового) телефонного соединения в местах коллективного пользования – день предоставления услуги;

предоставление международного телефонного соединения, в том числе с использование таксофона – последний день месяца, в котором предоставлена услуга;

предоставление международного телефонного соединения в местах коллективного пользования – день предоставления услуги;

передача внутренних и международных телеграмм - день предоставления услуги;

пользование абонентской радиоточкой - последний день месяца, в котором оказана услуга;

услуги Интернет - последний день месяца, в котором оказана услуга.

Для внереализационных доходов устанавливается следующий момент их признания:

Для внереализационных доходов, указанных в п. 4 ст. 271 НК РФ, в соответствии с порядком, установленным данной нормой.

Для имущества, выявленного в результате инвентаризации – дата оформления результатов инвентаризации.

Для отдельных расходов, связанных с производством и реализацией, устанавливается следующий момент их признания:

Амортизация признается в качестве расхода ежемесячно, исходя из суммы начисленной амортизации, рассчитываемой в соответствии с порядком, установленным статьями 259 и 322 НК РФ и положениями настоящей Политики в части, не урегулированной НК РФ.

Расходы на служебную связь, предоставляемую в соответствии со статьей 50 Закона РФ от 07.07.2003 № 126-ФЗ «О связи» и в порядке, определяемом Минсвязи РФ, признаются расходами в целях налогообложения в том отчетном (налоговом) периоде, в котором они были понесены.

Служебной связью в частности признается:

- использование сетей операторов связи для пропуска сигнальной информации, в том числе связанной с установлением соединения, по сети этого оператора, и связь, установленная между двумя операторами через магистральные линии связи;

- связь, установленная между операторами и/или пользователями услуг связи для вызова абонента;

- передача аварийных сообщений и т.п.

Документом, подтверждающим служебный характер электросвязи, является приказ руководителя филиала (структурного подразделения), утверждающего перечень лиц (категории работников), уполномоченных на использование электросвязи в служебных целях, и номеров телефонов, с которых и/или на которые такая связь может устанавливаться.

Для признания служебной связи в качестве расхода для целей налогообложения должны выполняться следующие условия:

связь используется для целей оперативно-технического и административного управления сетями связи;

связь осуществляется работниками Организации с использованием определенных номеров Организации;

служебная связь предоставляется в порядке, определяемом федеральным органом исполнительной власти в области связи.

Расходы в виде лизинговых платежей признаются на дату расчётов в соответствии с условиями заключенных договоров.

Прямыми расходами по профильным видам деятельности признаются:

Материальные затраты на приобретение сырья и (или) материалов, используемых в профильных видах деятельности и (или) образующих их основу либо являющихся необходимым

компонентом при их осуществлении;

Расходы на оплату труда персонала, участвующего в профильных видах деятельности, а также суммы единого социального налога, начисленного на указанные суммы расходов на оплату труда. Суммы страховых взносов в Пенсионный фонд РФ прямыми расходами не являются. Персоналом, участвующим в профильных видах деятельности, признаются работники, участвующие в основных производственных процессах.

Суммы начисленной амортизации по основным средствам, используемым при осуществлении профильных видов деятельности.

Косвенными расходами признаются все остальные расходы, связанные с профильными видами деятельности, за исключением внереализационных.

Формирование остатков незавершенного производства и готовой продукции на складе и отгруженной, но не реализованной в отчетном (налоговом) периоде, по профильным видам деятельности не предусмотрено.

Прямые расходы по непрофильным видам деятельности определяются в порядке, предусмотренном статьей 318 НК РФ. По отдельным непрофильным видам деятельности возможно формирование остатков незавершенного производства, наличие готовой продукции на складе и отгруженной, но не реализованной в отчетном (налоговом) периоде. По таким видам деятельности прямые расходы, осуществленные в отчетном (налоговом) периоде, подлежат распределению на остатки незавершенного производства, готовой продукции на складе и отгруженной, но не реализованной в отчетном (налоговом) периоде.

Дата осуществления расходов определяется в порядке, установленном статьей 272 НК РФ.

Учет амортизируемого имущества и операций с ним

Формирование стоимости амортизируемого имущества

Формирование стоимости амортизируемого имущества производится в соответствии со статьей 257 НК РФ.

Перечень расходов, не формирующих первоначальную стоимость амортизируемого имущества, определен в Приложении 1 к настоящему Положению.

Начисление амортизации

Начисление амортизации по всем объектам амортизируемого имущества производится линейным способом. Выбранный метод начисления амортизации не может быть изменен в течение всего периода начисления амортизации по объекту амортизируемого имущества.

Срок полезного использования нематериальных активов утверждается руководителем Организации по заключению функциональных служб в порядке, предусмотренном налоговым законодательством.

Классификация основных средств, включаемых в амортизационные группы, установлена в Единой классификации основных средств ОАО «ЦентрТелеком», утвержденной Приказом Генерального директора ОАО «ЦентрТелеком».

Для основных средств, которые не указаны в амортизационных группах, срок полезного использования устанавливается в соответствии с техническими условиями или рекомендациями организации изготовителя в соответствии с заключением функциональных служб.

Для амортизируемых основных средств, входящих в состав лизингового имущества, включенного в состав амортизационной группы у Организации, к основной норме амортизации применяется специальный коэффициент, но не выше 3, устанавливаемый в соответствии с договором лизинга.

В отношении амортизируемых основных средств, используемых для работы в условиях агрессивной среды и (или) повышенной сменности, к основной норме амортизации Организация применяет специальный коэффициент, но не выше 2. Перечень таких основных средств устанавливается приказом руководителя Организации по заключению функциональных служб.

По легковым автомобилям и пассажирским микроавтобусам, имеющим первоначальную

стоимость соответственно более 300 тысяч рублей и 400 тысяч рублей, основная норма амортизации применяется со специальным коэффициентом 0,5.

Применение понижающих коэффициентов амортизации по другим объектам основных средств не предусмотрено.

По приобретенным объектам основных средств, бывшим в эксплуатации, норма амортизации определяется с учетом срока полезного использования, уменьшенного на количество месяцев эксплуатации данного имущества предыдущим собственником. Если срок эксплуатации предыдущим собственником превышает срок полезного использования данного основного средства, то оставшийся срок полезного использования устанавливается с учетом требований правил техники безопасности и других факторов.

Если основное средство состоит из объектов, имеющих различный срок амортизации, то Организация рассчитывает амортизационные отчисления отдельно по каждой составной части исходя из этих разных сроков.

Модернизация, реконструкция и техническое перевооружение амортизируемых основных средств

Увеличение или оставление без изменения срока полезного использования реконструированного или модернизированного основного средства должно быть произведено с учетом утвержденных планов по его замене, требований техники безопасности и других факторов, подтверждено функциональными службами и утверждено руководителем Организации.

В отношении каждого объекта основных средств, подвергшегося реконструкции, модернизации или техническому перевооружению, сумма месячной амортизации определяется как произведение остаточной стоимости основного средства после проведения указанных работ на норму амортизации, исчисленную для данного объекта по формуле:

$$K' = (1/n') \times 100\%,$$

где K' - норма амортизации в процентах к остаточной стоимости объекта амортизируемого имущества;

n' – оставшийся срок полезного использования данного объекта амортизируемого имущества, выраженный в месяцах.

По реконструированным или модернизированным основным средствам, остаточная стоимость по которым равна нулю (объект полностью самортизирован), и при этом для данного основного средства был установлен максимальный в пределах амортизационной группы срок полезного использования, увеличение срока полезного использования определяется Обществом исходя из технических характеристик (в том числе с учётом требований охраны труда и других факторов) реконструированного (модернизированного) объекта.

Порядок оценки стоимости отдельных видов списываемого (реализуемого) имущества

В целях исчисления налога на прибыль

При определении размера материальных расходов при списании сырья и материалов, используемых при производстве (изготовлении) товаров (выполнении работ, оказании услуг), применяется метод оценки по средней стоимости.

При реализации покупных товаров их стоимость оценивается по средней стоимости.

При реализации и ином выбытии эмиссионных ценных бумаг их стоимость оценивать по стоимости первых по времени приобретений (по методу ФИФО). Иные ценные бумаги оцениваются при выбытии по стоимости каждой единицы.

Формирование резервов для целей налогообложения

Организация создает следующие виды резервов, признаваемых для целей налогообложения:

по сомнительным долгам.

Резерв по сомнительным долгам

Для целей создания резерва дебиторская задолженность учитывается в размерах, предъявленных продавцом покупателю, в том числе с учетом налога на добавленную стоимость.

Результаты инвентаризации дебиторской задолженности для целей формирования резерва по сомнительным долгам оформляются актом по форме согласно Приложению № 2 к настоящему Положению.

Порядок признания расходами процентов по долговым обязательствам

Предельная величина процентов для целей налогообложения по долговым обязательствам в рублях принимается равной ставке рефинансирования ЦБ РФ, увеличенной в 1,1 раза, по долговым обязательствам в иностранной валюте – равной 15%.

Организация раздельного учета

Организация ведет раздельно учет операций, облагаемых в соответствии с положениями главы 25 НК РФ «Налог на прибыль», и операций, попадающих под действие специальных налоговых режимов.

В рамках видов деятельности, облагаемых налогом на прибыль, Организация ведет раздельный налоговый учет доходов и расходов, а также прибыли и убытков, по тем видам деятельности, по которым положениями главы 25 НК РФ предусмотрен отличный от общего порядок учета прибыли и убытка, а также в тех случаях, когда прибыль по отдельным операциям облагается по ставке, отличной от 24%, в частности:

доходов (расходов), получаемых (осуществляемых) по операциям с ценными бумагами, обращающимися на организованном рынке ценных бумаг;

доходов (расходов), получаемых (осуществляемых) по операциям с ценными бумагами, не обращающимися на организованном рынке ценных бумаг;

доходов (расходов), получаемых (осуществляемых) по операциям с государственными и муниципальными ценными бумагами;

доходов (расходов), получаемых (осуществляемых) обслуживающими производствами и хозяйствами;

доходов (расходов), получаемых (осуществляемых) в случае получения целевого финансирования;

доходов, получаемых в виде дивидендов;

доходов (расходов), получаемых (осуществляемых) при уступке (переуступке) права требования;

доходов (расходов), получаемых (осуществляемых) при ликвидации, продаже и прочем выбытии амортизируемого имущества.

Порядок уплаты налога

По итогам каждого отчетного (налогового) периода Организация исчисляет сумму авансового платежа, исходя из ставки налога и прибыли, подлежащей налогообложению, рассчитанной нарастающим итогом с начала налогового периода до окончания отчетного (налогового) периода. В течение отчетного периода Организация исчисляет сумму ежемесячного авансового платежа.

Доля прибыли, приходящаяся на обособленные подразделения, определяется как средняя арифметическая величина удельного веса среднесписочной численности работников и удельного веса остаточной стоимости амортизируемого имущества этого обособленного подразделения соответственно в среднесписочной численности работников и остаточной стоимости амортизируемого имущества в целом по Организации.

Среднесписочная численность работников определяется в соответствии с порядком, утвержденным Госкомстатом РФ, т.е. путем суммирования среднесписочной численности работников за все месяцы отчетного (налогового) периода и деления полученной суммы на количество месяцев отчетного (налогового) периода.

ПЕРЕЧЕНЬ ПРИЛОЖЕНИЙ

Приложение № 1. Концепция построения налогового учета по налогу на прибыль.

Приложение № 2. Форма акта инвентаризации дебиторской задолженности для целей формирования резерва по сомнительным долгам.

Прошито, пронумеровано
на 335 листах
и скреплено печатью
ОАО «ЦентрТелеком»
« » декабря 2005 г.

подпись, Ф.И.О., должность
нач. 0746 и РК